BANK HANDLOWY W WARSZAWIE SA

A member of citigroup

Public Relations Department



02055986

Warsaw, 19 November 2002

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

re. Rule 12g3-2(b), File 82/4613



Attention: Division of International Corporate Finance

Dear Sirs,

I refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") of the Securities Exchange Act of 1934, as amended, (the "Act") granted previously to Bank Handlowy w Warszawie SA (the "Bank").

I. We enclose the documents listed below (financial reports), which were available in English and were made public, or distributed to Bank Handlowy's shareholders during the period from 1 June 2002 to 31 October, 2002.

1. The Half Yearly Financial Report for 2002
2. The Half Yearly Consolidated Financial Report for 2002

II. Set forth below are the summaries of the current reports, issued by Bank Handlowy to the Polish Securities and Exchange Commission and Warsaw Stock Exchange from 1 May 2002 to 30 September 2002.

dlw 11/26

May 6, 2002

No 11/2002 Information on the sale of BHI S.A. shares

Bank Handlowy w Warszawie SA informs that on the basis of the Contract of sale of shares concluded on 26 April 2002 it sold the entire block of 87,741 (say: eighty-seven thousand seven hundred and forty-one) shares of BHI S.A. with its seat in Luxembourg for the total amount of EUR 22,666.43 (say: EUR twenty-two thousand six hundred and sixty-seven, 43/100). The transfer of ownership of shares for the benefit of the buyer took place on 6 May 2002.

BANK HANDLOWY W WARSZAWIE SA
Headquarters: ul. Chałubińskiego 8 00-613 Warszawa POLSKA tel. +48 (22) 690 30 00 690 40 00 fax +48 (22) 830 01 13
Correspondence: ul. Chałubińskiego 8, 00-950 Warszawa, PO BOX 129

The block of shares sold by Bank Handlowy w Warszawie SA constitutes 73.1175% of the share in the initial capital and entitles to 73.1175% of votes at the General Meeting of Shareholders of BHI S.A.

At the same time we wish to declare that there are no connections between Bank Handlowy w Warszawie SA, the persons managing or supervising Bank Handlowy w Warszawie SA and the buyer of shares of BHI S.A.

Legal basis: PPO article 81, section 1, point 2; RRM GPW paragraph 2 section 3

May 7, 2002

No 12/2002 Information on the decision of the Commission for Banking Supervision

Bank Handlowy w Warszawie hereby informs that on 6 May 2002 it received the Decision of the Commission for Banking Supervision No 128/2002 of 26 April 2002 on amendments to the Statutes of Bank Handlowy w Warszawie Spółka Akcyjna. The Decision allows to amend § 29 of the Bank's Statutes concerning the increase of the Bank's initial capital to PLN 500,902,400. The increase of the Bank's initial capital is due to the conversion by Citibank Overseas Investment Corporation, a subsidiary of Citibank N.Y., of 17,648,500 convertible bonds issue I into the Bank's shares series B.

Legal basis: PPO art. 81, section 1, point 2)

May 8, 2002
No 13/2002 Information on the company address change

Bank Handlowy w Warszawie SA informs, that by virtue of the resolution of the Management Board from May 7, 2002, starting from June 1, 2002 Bank Handlowy w Warszawie SA will change its address from ul. Chałubińskiego 8, 00-613 Warszawa to ul. Senatorska 16, 00-923 Warszawa.

Legal basis: PPO art. 81 ust. 1 pkt 2)

May 17, 2002
No 14/2002 Information on the decision to convene the General Meeting of Shareholders

The Management Board of Bank Handlowy w Warszawie SA informs that on 16 May 2002 it made a decision about convening the Annual General Meeting of Shareholders of Bank Handlowy w Warszawie SA for 27th June 2002 at 11:00 a.m. in Warsaw at ul. Traugutta 7/9, with the following Agenda:

1. Opening of the General Meeting of Shareholders.
2. Election of Chairman of the General Meeting of Shareholders.
3. Concluding correctness of convening the General Meeting of Shareholders and its ability to adopt binding resolutions.
4. Adoption of the Agenda.

5. Election of the Voting Committee.
6. Adoption of resolutions in the following matters:
1) Consideration and approval of the Report of the Management Board from business of Bank Handlowy w Warszawie SA in 2001 and financial statements of Bank Handlowy w Warszawie SA for 2001
2) Consideration and approval of the Report of the Supervisory Board of Bank Handlowy w Warszawie SA from its activities for the period from the Annual General Meeting of Shareholders held on 25th June 2001 until 11th June 2002,
3) Approving performance of duties by members of the Bank's Management Board in 2001,
4) Approving performance of duties by members of the Bank's Supervisory Board in 2001,
5) Distribution of profit for 2001 and determining the dividend payment date,
6) Consideration and approval of the Report of the Management Board from business of the Bank Handlowy w Warszawie SA Capital Group in 2001 and consolidated financial statements of Bank Handlowy w Warszawie SA for 2001,
7) Amendment of the Bank's Statutes,
8) Adoption of Regulations of the General Meeting of Shareholders of Bank Handlowy w Warszawie SA,
9) Approval of the business report of Citibank (Poland) S.A. for January and February 2001 and the financial statements of Citibank (Poland) S.A. for January and February 2001 together with the Chartered Auditor's opinion,
7. Adjourning of the General Meeting of Shareholders.

The registered deposit receipts shall be submitted to Bank Handlowy w Warszawie SA, the Shareholders' Registration Point, 16 Senatorska Street (main entrance – ground floor) in the period from 11 June 2002 to 18 June 2002 at 10:00 – 14:00 hours.

The bank presents the following amendments to the Bank's Statutes:

I. In §9.2 added is item 11) having the following wording:

"11) redeeming of Bank's shares."

II. The existing wording of §28.1.3):

"3) reserve fund"

Proposed wording:

"3) reserve funds,"

III. In §29 added are sections 6 and 7 having the following wording:

"6. Shares of the Bank may be redeemed on consent of the Shareholder by acquisition of shares by the Bank (voluntary redeeming).

7. Redeeming of shares required a resolution of the General Meeting of Shareholders. The resolution shall in particular specify the legal basis of redeeming shares, amount of remuneration due to the Shareholder of redeemed shares or justification for redeeming of shares without payment for such chares and manner of decreasing the share capital."

IV. The existing wording of §31.2, i.e.:

"2. The reserve fund shall be used to cover the Bank's balance sheet losses if they exceed the amount of the reserve capital. The General Meeting of Shareholders shall take the decision on the allocation of the reserve fund.

Proposed wording:

"2. Reserve funds shall be used to cover the Bank's balance sheet losses if they exceed the amount of the reserve or for under purposes. The decision on the allocation of the reserve fund shall be taken by the General Meeting of Shareholders."

V. The existing wording of §31.3, i.e.:

"3. The Bank may establish a fund for accumulating retained profit (not allocated to dividend). Such fund may also be used for other purposes provided consent of the General Meeting of Shareholders is received."

Proposed wording:

"3. The Bank may establish a fund for accumulating retained profit (not allocated to dividend). The decision on the allocation of the reserve fund shall be taken by the General Meeting of Shareholders."

Legal basis: RRM GPW paragraph 49 section 1 points 1) and 2)

May 22, 2002

No 15/2002 Supplementary information to the current report no 14/2002

With respect to the current report no 14/2002 the Management Board of Bank Handlowy w Warszawie SA hereby informs that on 21 May 2002 it took a decision on supplementing the agenda for the Annual General Meeting of Shareholders of Bank Handlowy to be held on 27 June 2002, as well as on additional proposals to the amendment of the Bank's Statutes.

In point 6 of the agenda for the Annula General Meeting of Shareholders sub-point 10) is added in the following wording:
"10) changes in the composition of the Supervisory Board of the Bank."

Furthermore the management Board decided to supplement the proposed amendment of the Statutes as follows:
„In § 2 of the Statutes section 2 is deleted"

Legal basis: RRM GPW para 49, section 1, points 1) and 2)

June 4, 2002
No 16/2002 Information on the statement on taking over shares

Bank Handlowy w Warszawie SA informs that on the basis of the decision of the Management Board of 9 April 2002 on 3 June 2002 Bank Handlowy w Warszawie SA issued a statement on taking over 6,000 shares of "Bytom Collection" Spółka z o.o. with its registered office in Radzionków. The nominal value of the shares amounts to PLN 3,000,000.00.
The shares were taken over according to Art. 22 para. 2 of Registered Pledge and Register of Pledges Act, on the basis of the Registered Pledge Agreement No. PBP/520/ZR-USP/0013/01 concluded by the Bank with ZO BYTOM SA (affiliated unit) on 8 June 2001 – by virtue of partial satisfaction of the Bank's outstandings due from

ZO BYTOM SA, i.e. by virtue of satisfaction of the Bank's outstandings up to the amount of PLN 3,000,000.00.

Due to the takeover of shares on 3 June 2002 Bank Handlowy w Warszawie SA became the sole owner of all shares in "Bytom Collection" Sp. z o.o. with its registered office in Radzionków, the total amount of which is 6,008 shares. Consequently the above mentioned company became the Bank's subsidiary.

Legal basis: RRM GPW paragraph 5 section 1 point 8

June 6, 2002

No 17/2002 Information on registration of raise of the Bank's initial capital.

With regard to Report No 6 of 16 March 2002 and Report No 12 of 7 May 2002 Bank Handlowy w Warszawie SA hereby informs that pursuant to the Resolution of the General Meeting of Shareholders of 16 April 1997 on the issue of 28,000,000 bonds convertible into shares described in the Issue Prospectus of 5 May 1997 and the declaration of 14 March 2002 submitted by Citibank Overseas Investment Corporation (COIC), seated in Delaware USA, of 14 March 2002 on conversion of 17,648,500 convertible bonds, the District Court for the Capital City of Warsaw, XIX Business Division, having examined the Bank's application for introduction of changes in the National Court Register, on 24 May 2002 registered the raise of the Bank's initial capital from the amount of PLN 430,308,400 (read: four hundred and thirty million three hundred and eight thousand four hundred) to the amount of PLN 500,902,400 (read: five hundred million nine hundred and two thousand four hundred) through the issue of 17,648,500 (read: seventeen million six hundred forty eight thousand five hundred) series B bearer shares for the value PLN 4 (four) each. The decision on the raise of capital was delivered to the Bank on 5 June 2002.

In return for bonds submitted for conversion the Bank will issue 17,648,500 series B bearer shares of a nominal value PLN 4 each, the share of which in the Bank's initial capital shall amount to 14.09% and it shall authorize to 17,648,500 votes at the General Meeting of Shareholders, which constitutes 14.09% of votes at the General Meeting of Shareholders.

There are 5,434,000 convertible bonds issue I left for conversion in the Bank's series B shares. The total number of votes resulting from all the issued shares after the registration of the changes in the initial capital amounts to 125,225,600.

The structure of the initial capital and the structure of votes at the General Meeting of Shareholders of the Bank after the registration of raise of the capital and after the conversion of bonds into series B shares is as follows:

Shareholding structure Of Bank Handlowy w Warszawie SA	Number of shares	Capital
Citibank Overseas Investment Corp, Subsidiary of Citibank N.A.	116,717,574	93.20%
Remaining shares	8,508,026	6.80%

Total number of the Bank's shares	125,225,600	100%

At the same time pursuant to the above mentioned Decision of 24 May 2002 the District Court for the Capital City of Warsaw, XIX Business Division of the National Court Register entered into the register the change of contents of § 29 point 1 of the Bank's Statutes as regards the amount of the initial capital. The current initial capital of the Bank amounts to PLN 500,902,400 (read: five hundred million nine hundred and two thousand four hundred) and it is split into 125,225,600 (read: one hundred and twenty five million two hundred and twenty five six hundred) bearer shares of a nominal value PLN 4 (four zloty) each, including:

1) 65,000,000 (sixty five million) series A bearer shares,
2) 22,566,000 (twenty two million five hundred sixty six thousand) of series B bearer shares,
3) 37,659,600 (thirty seven million six hundred fifty nine thousand six hundred) series C bearer shares.

Legal basis: RRM GPW para. 5, section 1 point 12), para. 18 points 1), 2) and 3), para. 22, section 3, points 1), 2), 3) and 4).

June 5, 2002
No 18/2002 Information on the content of the draft resolutions for the Annual General Meeting of Shareholders of Bank Handlowy w Warszawie SA

Bank Handlowy w Warszawie SA presents the content of the draft resolutions which are to be discussed at the Annual General Meeting of Shareholders of the Bank on 27 June 2002:

Draft Resolution to Item 6.1 of the Agenda of the Annual General Meeting of Shareholders held on 27th June 2002.

Resolution of the
Annual General Meeting of Shareholders of
Bank Handlowy w Warszawie Spółka Akcyjna
of 27th June 2002

on consideration and approval of the report of the Management Board from business of Bank Handlowy w Warszawie SA in 2001 and financial statements of Bank Handlowy w Warszawie SA for 2001

Pursuant to Art. 395 § 2(1) Commercial Companies Code and § 9.1.1 of the Bank's Statutes, the Annual General Meeting of Shareholders of Bank Handlowy w Warszawie SA after considering the report of the Management Board from business of Bank Handlowy w Warszawie SA in 2001 and financial statements of Bank Handlowy w Warszawie SA for 31st December 2001 resolved to:

1) Approve report of the Management Board from business of Bank Handlowy w Warszawie SA in 2001

2) Approve financial statements of Bank Handlowy w Warszawie SA for 31st December 2001, consisting of:
   a) Introduction;
   b) Balance sheet prepared for 31st December 2001 showing the total assets and liabilities of PLN 33,150,439,978.20 (say: thirty three billion one hundred fifty million four hundred thirty nine thousand nine hundred seventy eight 20/100 Polish Zloty);
   c) Off-balance sheet items showing the total for 31st December 2001 of PLN 123,633,765,216.59 (say: one hundred twenty three billion six hundred thirty three million seven hundred sixty five thousand two hundred sixteen 59/100 Polish Zloty), including extended off-balance sheet liabilities of PLN 9,764,894,836.60 (say: nine billion seven hundred sixty four million eight hundred ninety four thousand eight hundred thirty six 60/100 Polish Zloty);
   d) Profit and loss account for 2001 showing a net profit of PLN 163,636,000.16 (say: one hundred sixty three million six hundred thirty six thousand 16/100 Polish Zloty);
   e) Specification of changes in own equity for 2001, showing the overall own equity of PLN 5,905,690,377.66 (say: five billion nine hundred fife million six hundred ninety thousand three hundred seventy seven 66/100);
   f) Cash flow report for 2001 showing an increase in net cash funds of PLN 1,919,490,522.06 (say: one billion nine hundred nineteen million four hundred ninety thousand five hundred twenty two 06/100 Polish Zloty);
   g) Notes to the statements for 2001 with opinion and report of the auditors.

Draft Resolution to Item 6.2 of the Agenda of the Annual General Meeting of Shareholders held on 27th June 2002.

Resolution of the
Annual General Meeting of Shareholders of
Bank Handlowy w Warszawie Spółka Akcyjna
of 27th June 2002

on consideration and approval of the report of the Supervisory Board of Bank Handlowy w Warszawie SA from its activities for the period from the Annual General Meeting of Shareholders held on 25th June 2001 until 11th June 2002

After considering the report of the Supervisory Board of Bank Handlowy w Warszawie SA from its activities for the period from the Annual General Meeting of Shareholders held on 25th June 2001 until 11th June 2002, the Annual General Meeting of Shareholders resolved to approve it.

Draft Resolution to Item 6.3 of the Agenda of the Annual General Meeting of Shareholders held on 27th June 2002.

Resolution of the
Annual General Meeting of Shareholders of
Bank Handlowy w Warszawie Spółka Akcyjna

of 27th June 2002

on approving performance of duties by members of the Bank's Management Board in 2001

Pursuant to Art. 395 § 2 of the Commercial Companies Code and § 9.1.3 of the Bank's Statutes, the Annual General Meeting of Shareholders resolved to approve performance of duties in 2001 by the following members of the Management Board of Bank Handlowy w Warszawie SA:

1. Cezary Stypułkowski
2. Wiesław Kalinowski
3. Antoni Sala
4. Marek Oleś
5. Artur Nieradko
6. Raymond Lim
7. Richard Jackson
8. Edward Brendan Ward
9. Shirish Apte
10. Philip King
11. Witold Walkowiak

Draft Resolution to Item 6.4 of the Agenda of the Annual General Meeting of Shareholders held on 27th June 2002.

Resolution of the
Annual General Meeting of Shareholders of
Bank Handlowy w Warszawie Spółka Akcyjna
of 27th June 2002

on approving performance of duties by members of the Bank's Supervisory Board in 2001

Pursuant to Art. 395 § 2(3) of the Commercial Companies Code and § 9.1.3 of the Bank's Statutes, the Annual General Meeting of Shareholders resolved to approve performance of duties in 2001 by the following members of the Supervisory Board of Bank Handlowy w Warszawie SA:

1. Stanisław Sołtysiński
2. Ryszard Wierzba
3. Goran Collert
4. Heinrich Focke
5. Mirosław Gryszka
6. Krzysztof Grabowski
7. Ryszard Pessel
8. Aamir Zahidi
9. Jacek Michalski
10. Krzysztof Opawski
11. Dipak Rastogi
12. Dinyar Devitre

13. Allan Hirst
14. Carlos Urrutia
15. Edward Walsh
16. Jean Paul Votron

Draft Resolution to Item 6.5 of the Agenda of the Annual General Meeting of Shareholders held on 27th June 2002.

Resolution of the
Annual General Meeting of Shareholders of
Bank Handlowy w Warszawie Spółka Akcyjna
of 27th June 2002

on distribution of profit for 2001 and determining the dividend payment date

Pursuant to Art. 348 §3 of the Commercial Companies Code in connection with Art. 395 § 2(2) of the Commercial Companies Code and § 9.1.2, §9.2.5 and § 28.2 of the Bank's Statutes, the General Meeting of Shareholders resolved to:

1) Divide the profit for 2001 in the amount of PLN 163,636,000.16 (say: one hundred sixty three million six hundred thirty six thousand 16/100 Polish Zloty) in the following manner:

    a) Dividend paid to the Shareholders and bondholders holding Series I convertible bonds:
        - PLN 163,324,500 (say: one hundred sixty three million three hundred twenty four thousand five hundred Polish Zloty), i.e. the amount of dividend to be paid per share and bond shall be PLN 1.25 (one 25/100 Polish Zloty);
    b) Deduction to reserve fund PLN 311,500.16 (say: three hundred eleven thousand five hundred 16/100 Polish Zloty);

2) Determine the dividend day to be 26th July 2002 (Dividend Day);

3) Specify the dividend payment day to be 2nd September 2002 (Dividend Payment Date).

Draft Resolution to Item 6.6 of the Agenda of the Annual General Meeting of Shareholders held on 27th June 2002.

Resolution of the
Annual General Meeting of Shareholders of
Bank Handlowy w Warszawie Spółka Akcyjna
of 27th June 2002

on consideration and approval of the Report of the Management Board from business of the Bank Handlowy w Warszawie SA Capital Group in 2001 and consolidated financial statements of Bank Handlowy w Warszawie SA for 2001

Pursuant to Art. 395 § 5 of the Commercial Companies Code and Art. 63 of the Accounting Law of 29th September 1994 (Journal of Laws No. 121 item 591, as amended), the Annual General Meeting of Shareholders of Bank Handlowy w Warszawie SA after considering report of the Management Board from business of the Bank Handlowy w Warszawie SA Capital Group in 2001 and consolidated financial statements of Bank Handlowy w Warszawie SA for 31st December 2001, resolved to:

1) Approve report of the Management Board from business of the Bank Handlowy w Warszawie SA Capital Group in 2001;
2) Approve the consolidated financial statements of Bank Handlowy w Warszawie SA for 31st December 2001, consisting of:

a) Introduction;
b) Consolidated balance sheet prepared for 31st December 2001, showing the assets and liabilities total of PLN 33,081,116,570.18 (say: thirty-three billion eighty-one million one hundred and sixteen thousand fifty-seven 18/100 Polish Zloty);
c) Off-balance sheet items showing the total for 31st December 2001 of PLN 123,633,965,216.59 (say: one hundred and twenty-three billion six hundred and thirty-three million nine hundred and sixty-five thousand two hundred and sixteen 59/100 Polish Zloty), including extended off-balance sheet liabilities PLN 9,765,094,836.60 (say: nine billion seven hundred and sixty-five million ninety-four thousand eight hundred and thirty-six 60/100 Polish Zloty);
d) Consolidated profit and loss account for 2001 showing net profit of PLN 163,286,000.16 (say: one hundred and sixty-three million two hundred and eighty-six thousand 16/100 Polish Zloty);
e) Specification of changes in own equity for 2001, showing the overall own equity of PLN 5,836,510,021.39 (say: five billion eight hundred and thirty-six million five hundred and ten thousand twenty-one 39/100 Polish Zloty);
f) Consolidated cash flow report for 2001 showing an increase in net cash funds of PLN 1,892,083,953.42 (say: one billion eight hundred and ninety-two million eighty-three thousand nine hundred and fifty-three 42/100 Polish Zloty);
g) Notes to the statements for 2001 with opinion and report of the auditors.

Draft Resolution to Item 6.7 of the Agenda of the Annual General Meeting of Shareholders held on 27th June 2002.

Resolution of the
Annual General Meeting of Shareholders of
Bank Handlowy w Warszawie Spółka Akcyjna
of 27th June 2002

on amendment of the Bank's Statutes

Pursuant to Art. 430 § 1 of the Commercial Companies Code and § 9.2.2 of the Statutes, Statutes of Bank Handlowy w Warszawie SA is amended such that:

1. **In § 2 section 2 is deleted.**
2. In §9.2 added is item 11) having the following wording:

„11) redeeming of Bank's shares."

3. §28.1.3) receives the following wording

„3) reserve funds,"

4. In §29 added are sections 6 and 7 having the following wording:

„6. Shares of the Bank may be redeemed on consent of the Shareholder by acquisition of shares by the Bank (voluntary redeeming).

7. Redeeming of shares required a resolution of the General Meeting of Shareholders. The resolution shall in particular specify the legal basis of redeeming shares, amount of remuneration due to the Shareholder of redeemed shares or justification for redeeming of shares without payment for such chares and manner of decreasing the share capital."

Justification to amendments to § 29 of the Statutes introducing the possibility to amortize the shares of Bank Handlowy w Warszawie SA:

After the merger with Citibank (Poland) S.A. Bank Handlowy is in possession of capital which exceeds its current demand resulting from the accepted risk level. At the end of March 2002 the solvency ratio amounted to 18.4% as compared to the level of 12.5% required in this regard by new prudence regulations of the NBP. At the same time with respect to the economic slowdown and smaller demand for credits among the basic group of customers, the Bank shows very slow growth of risk-weighted assets. In the light of possible economic growth expected not earlier than at the year-end there are no certain grounds now for defining the date when this surplus of capital could be effectively utilized by the Bank. Therefore the Bank's Management Board proposes the acceptance of amendments to the Statutes which would allow amortization of shares pursuant to Art. 359 § 4 of the KSH Act, should it turn out in the near future that due to the poor dynamics of growth of the Bank's assets the effective covering of the bank's assets is possible only by way of maintaining low level of capital increased from the net profit generated in current periods. The amendments to the Statutes introduce a possibility of amortization of the Bank's shares within the so-called voluntary amortization, that is the acquisition of the Bank's shares by the Bank itself from a shareholder and upon his/her approval.

5. §31.2 receives the following wording:

„2. Reserve funds shall be used to cover the Bank's balance sheet losses if they exceed the amount of the reserve or for under purposes. The decision on the allocation of the reserve fund shall be taken by the General Meeting of Shareholders."

6. §31.3 receives the following wording:

„3. The Bank may establish a fund for accumulating retained profit (not allocated to dividend). The decision on the allocation of the reserve fund shall be taken by the General Meeting of Shareholders."

Draft Resolution to Item 6.8 of the Agenda of the Annual General Meeting of Shareholders held on 27th June 2002.

Resolution of the
Annual General Meeting of Shareholders of
Bank Handlowy w Warszawie Spółka Akcyjna
of 27th June 2002

on adoption of Regulations of the General Meeting of Shareholders of Bank Handlowy w Warszawie SA

Pursuant to § 13.4 of the Bank's Statutes, the following Regulations of the General Meeting of Shareholders of Bank Handlowy w Warszawie SA are hereby adopted:

REGULATIONS

of the General Meeting of Shareholders of Bank Handlowy w Warszawie SA

§ 1

1. The General Meeting of Shareholders of Bank Handlowy w Warszawie SA, hereinafter referred to as the General Meeting may be ordinary (annual) or extraordinary.
2. The convening and preparation of the General Meeting tales place according to the procedure and principles set forth in the Commercial Companies Code and Statutes of the Bank.
3. Proceedings of the General Meeting take place as provided for in the Commercial Companies Code and in these Regulations.

§ 2

1. Holders of bearer shares are entitled to participate in the General Meeting, provided that at least one week prior to the date of the General Meeting they submit at the seat of the Bank a name-bearing certificate of deposit stating the number of shares held and including a declaration that shares in the number specified in the wording of such certificate have been blocked on the securities account and will not be traded up until the date of holding the General Meeting.
2. Shareholders referred to in (1), above participating in the General Meeting are entitled to vote, place motions and submit objections.

§ 3

1. Members of the Management Board and Supervisory Board of the Bank as well as guests invited by the entity convening the General Meeting are entitled to participate thereat.

§ 4

1. The list of Shareholders entitled to participate in the General Meeting shall be prepared and signed by Management Board of the Bank.
2. Such list shall include:

a) First and last names or company names of Shareholders entitled to participate in the General Meeting,

b) Place of residence (seat) or correspondence address in case of individuals,

c) Number and type of shares and the number of votes attributed thereto.

3. The list shall include information that each share entitles to one vote.
4. The list referred to in (1) and (2), above shall be available for inspection at premises of the Bank's Management Board for three working days directly preceding the date set for holding the General Meeting.

§ 5

1. Any Shareholder being an individual may participate in the General Meeting and exercise his/her voting rights personally or acting through an attorney.
2. Any Shareholder being a legal person may participate in the General Meeting and exercise its voting rights through a person entitled to submit declarations of will in its name, or acting through an attorney.
3. The power of attorney shall be prepared in writing, and will be void otherwise, and shall be annexed to the Minutes of the General Meeting. In case of legal persons, the power of attorney shall be signed by persons authorized to represent such person in line with the presented during preparation of the list of attendance referred to in §9 hereof, excerpt from the appropriate register or, if not such register exists - another document stating persons authorized to represent such persons.
4. Any person performing the function of Management Board member or employee of the Bank may not be an attorney at the General Meeting.

§ 6

1. The General Meeting is opened by the Chairman or Deputy Chairman of the Bank's Supervisory Board, who orders election of Chairman of the General Meeting to take place.
2. In absence of the Chairman or Deputy Chairman of the Bank's Supervisory Board, the rights provided for in (1), above, shall be vested with the President of the Management Board or any person nominated by the Management Board.

§ 7

1. Each Shareholder is entitled to run for the position of Chairman of the General Meeting and may submit into the Minutes one candidate for position of Chairman of the General Meeting.
2. Such candidate shall be entered into the list upon submitting into the Minutes a declaration of accepting his nomination. The list of candidates is formulated by the person opening the General Meeting. Upon its announcement, the list shall be considered closed.
3. Chairman of the General Meeting is elected by voting for each candidate separately, in alphabetic sequence. Chairman of the General Meeting is elected in open ballot, unless any of the Shareholders entitled to vote requests a secret ballot to take place.
4. Person opening the General Meeting shall ensure correctness of the voting procedure and will announce the results.

5. Candidate who has expressed his/her consent for nomination and receiving the highest number of votes cast by persons present shall become the Chairman of the General Meeting. If several candidates receive identical number of votes, voting shall be repeated.

§ 8

1. Chairman of the General Meeting manages the proceedings in accordance with the Agenda, applicable laws and provisions of these Regulations.
2. Chairman of the General Meeting ensures efficient and correct progress of deliberations and voting.
3. Authorities of the Chairman of the General Meeting include in particular:
    1) Granting the floor,
    2) Issue of appropriate instructions to maintain order in course of the proceedings,
    3) Ordering breaks in the proceedings,
    4) Ordering voting to take place and overseeing its proper performance,
    5) Assigning of documents containing results of voting,
    6) Concluding completion of the Agenda,
    7) Resolving regulation doubts.

§ 9

1. Forthwith after his/her election, the Chairman of the General Meeting signs the list of attendance containing a list of Shareholders participating in the General Meeting, specifying the number of shares held by each such Shareholder and the number of votes allocated to such Shareholder.
2. The list of attendance shall be prepared by persons appointed for this purpose by the Bank's Management Board. The list of attendance is prepared on the basis of the list of Shareholders provided for in §4, hereof.
3. The following shall be verified upon preparation of the list of attendance:
    1) whether the Shareholder is entitled to participate in the General Meeting,
    2) identity of the Shareholder or his/her attorney based on an identity card or other reliable document,
    3) correctness of the power of attorney, which should be included into the Minutes of the General Meeting,
    4) signature of the Shareholder or his/her attorney on the list of attendance,
    5) issue of an appropriate voting instrument to the Shareholder or his/her attorney.

4. Appeals relating to the right to participate in the General Meeting shall be submitted to Chairman of the General Meeting, whose decisions shall be final.

§ 10

1. The list of attendance shall be available for inspection throughout the course of the General Meeting, until it is adjourned. Persons preparing the list of attendance are obligated to include therein any changes in participation at the General Meeting, stating the time when such changes take place.

2. Any Shareholder leaving the room during the meeting is obligated to notify persons preparing the list of attendance thereof.

§ 11

1. After his/her election and signing the list of attendance, Chairman of the General Meeting concludes correctness of convening the General Meeting and its ability to adopt resolutions, presents the Agenda and orders election of the Voting Committee (the "Committee") to take place.
2. If required, Chairman of the General Meeting may appoint a person who shall assist him in capacity of Secretary of the General Meeting.

§ 12

1. The Voting Committee consists of 3 persons and shall be elected by the General Meeting in open ballot.
2. Each Shareholder is entitled to nominate one candidate into the Minutes. Such candidate is entered on the list after submitting a declaration of accepting his/her nomination. The list of candidates is prepared by Chairman of the General Meeting. Upon announcement, the list is considered to be closed. Candidates receiving the highest number of votes shall be elected.
3. The Committee elects its Chairman and Secretary from among its members.

§ 13

1. The Committee shall ensure proper performance of voting, supervise computerized voting procedure, verifies and determines results of voting and issues them to the Chairman of the General Meeting, as well as performs other activities repeated with conducting of voting.
2. Upon concluding improper performance of voting, the Committee shall immediately notify the Chairman of the General Meeting thereof and submit motions relating to further proceedings.
3. Documents containing results of voting shall be signed by all members of the Committee and by Chairman of the General Meeting.
4. The Committee shall prepare a protocol from its activities, to be signed by its Chairman and Secretary, and submitted to Chairman of the General Meeting.

§ 14

1. The General Meeting may resolve to delete individual matters from the Agenda and to change the sequence in which matters set forth in the Agenda shall be considered.
2. No resolutions may be adopted in matters not provided for in the Agenda unless the entire share capital is in attendance at the General Meeting and none of the attending persons objects to adopting of the resolution.

§ 15

1. After presentation of each successive matter placed in the Agenda, the Chairman of the General Meeting opens discussion, granting the floor in sequence of registration. On consent of the Chairman of the General Meeting, discussion may take place on several items of the Agenda jointly.
2. Members of the Management Board and of the Supervisory Board may be granted the floor out of sequence.

3. Chairman of the General Meeting may order registration for discussion in writing, with stating of first and last name of such person.

4. If a large number of persons register for participation in discussion, the Chairman of the General Meeting may restrict the number of persons taking the floor.

§ 16

1. The floor may be taken only in matters provided for in the Agenda and being currently considered.

2. In consideration of each matter in the Agenda, a Shareholder is entitled to one five-Minute statement and three-Minute response.

3. Chairman of the General Meeting is entitled to remind the speaking person who deviates from topic of discussion or exceeds the time allocated pursuant to (2), above. Speakers not adhering to the reminder may be deprived of their right to speak by the Chairman.

§ 17

1. The Management Board is obligated to provide the Shareholder on its request information relating to the Company when justified to assess the matter being considered within the Agenda. The Management Board should refuse to provide information when this:

1) could cause damage to the Bank or its subsidiary or affiliate, particularly by disclosing technical, commercial or organizational secrets of the enterprise,

2) could expose any member of the Management Board to penal, civil or administrative liability.

In justified cases, the Management Board may provide information in writing not later than within two weeks from the date of adjourning the General Meeting.

§ 18

Any Shareholder is entitled to object to decision of the Chairman of the General Meeting. The General Meeting shall decide about maintaining or reversing decision of the Chairman in open ballot by an absolute majority of votes in attendance.

§ 19

1. Each Shareholder is entitled to move for amending and supplementing draft resolutions included in Agenda of the General Meeting - up until closing of discussion over such item of the Agenda to which the said draft resolution proposal applies.

2. Such proposals with brief justification shall be submitted in writing to Chairman of the General Meeting - separately for each draft resolution - stating the first and last name (company name) of the Shareholder.

§ 20

1. The Chairman shall grant the floor out of sequence in formal matters. Any Shareholder may submit a motion in formal matters.

2. Motions in formal matters shall comprise motions as to the manner of proceeding and voting, including in particular:

1) Limiting, deferring or closing the discussion,

2) Closing the list of speakers,

3) Limiting time of presentation,
4) Manner of conducting proceedings,
5) Ordering a break in the proceedings,
6) Sequence of voting upon motions.

3. Discussion over formal motions should be opened directly after their submission.
4. Only two speakers may take the floor in motions on formal matters - one in favor and one against the motion submitted, unless the General Meeting decides otherwise.
5. Directly after the discussion, Chairman of the General Meeting orders voting in the formal matter, which is adopted by an absolute majority of votes in attendance.

§ 21

1. Unless provided for otherwise in the Commercial Companies Code, the General Meeting is valid irrespectively of the number of shares being represented thereat.
2. Unless provided for otherwise in the Commercial Companies Code and in Statutes of the Bank, resolutions shall be valid when adopted by an absolute majority of votes in attendance.

§ 22

A Shareholder is not entitled to vote personally or through his/her attorney nor as an attorney for any other person on a resolution relating to:

1) Disputes between such Shareholder and the Bank,
2) His/her liability to the Bank,
3) Granting approval for performance of duties,
4) Release from any obligation to the Company.

§ 23

1. Subiect to (2), below, voting shall take place by open ballot.
2. Secret ballot shall be ordered:
   1) in elections and on motions for recalling members of the Bank's bodies or the li uidators,
   2) on motions of making members of Bank's bodies or li uidators accountable,
   3) in personal matters,
   4) on re uest of even one attending Shareholder.

§ 24

1. After closing discussion over each of the items in the Agenda and prior to proceeding with voting the Chairman shall inform of the motions received and determines the se uence of voting. oting on motions takes place in the se uence of their submission.
2. oting takes place in the manner adopted by the eneral Meeting or using a computerized system of voting and vote counting, ensuring casing of votes in numbers corresponding to the number of share should, and - in case of secret ballot - eliminating the possibility of identifying of the manner of voting by each of the Shareholders.

§ 25

1. Prior to commencing with elections to the Supervisory Board, the General Meeting on motion of the Chairman of the General Meeting shall in each case determine the number of Supervisory Board in the given term of office within the bounds set forth in §14.2 of the Bank's Statutes, provided that the number of Supervisory Board members may not be lower than the total number of Supervisory Board members appointed as provided for in §14.3 and §14.7 of the Bank's Statutes increased by 50%. This number shall be rounded-off upwards, if required.
2. Members of the Bank's Supervisory Board are elected from among the list of candidates presented by the Shareholder named in §14.3 of the Bank's Statutes, in the number set forth therein, and from the second list, from among candidates presented by all Shareholders.
3. The Shareholder shall nominate their candidates in writing to Chairman of the General Meeting or orally into the Minutes, together with a brief justification of such candidate in each case.
4. The nominated candidates shall be entered into the list upon submitting a written or oral statement into the Minutes agreeing to run for membership in the Supervisory Board of the Bank.
5. The list of candidates for membership in the Supervisory Board of the Bank shall be prepared by Chairman of the General Meeting in alphabetic order, separately for each group of candidates, i.e. those nominated by:

   1) the Shareholder provided for in §14.3 of the Bank's Statutes;

   2) all Shareholders of the Bank,

   Upon announcement the list is considered to be closed.

§ 26

1. Elections into the Supervisory Board of the Bank take place by secret ballot for each of the candidates separately, in alphabetic order, separately for each of the candidate lists.
2. Elected shall be those candidates who have received successively highest number of votes in each of the lists, which in each case shall not be less than the absolute majority of votes in attendance, within the number of Supervisory Board members determined as provided for in §26.1 herein.
3. If candidates from lists provided for in §26.5 (1) and (2), herein, do not obtain the absolute majority of attending votes, Shareholders entitled to nominate candidates to such lists shall name two new candidates for each of the membership places left vacant in the previous round of voting and voting shall be repeated in respect to those candidates. In such case, elected shall be the candidate who has received the highest number of votes in attendance.
4. Of candidates nominated by Shareholders provided for in §26.5(2) elected shall be those, who have received the highest number of votes in succession, not being lower than the absolute majority.

   If a candidate nominated by Shareholders provided for in §26.5(2) does not obtain an absolute majority of votes, the Chairman shall order supplementary elections in respect to vacancies in the Supervisory Board. In such case, elected shall be those persons who have received the highest number of votes. In case of a split vote in last of the mandates to be filled, voting on those candidates shall be

repeated and elected will be the candidate who has received the highest number of votes in attendance.

§ 27

Chairman of the General Meeting adjourns the General Meeting upon exhausting the Agenda thereof.

§ 28

1. Resolutions of the General Meeting are recorded by a notary.
2. Minutes shall be prepared as provided for in the Commercial Companies Code.
3. Copy of the Minutes shall be entered by the Management Board into the Book of Minutes.
4. The Shareholders are entitled to inspect the Book of Minutes and to request issue of copies of resolutions therefrom, certified by the Management Board.

§ 29

Resolutions of the General Meeting may be complained to the court according to the procedure and on terms and conditions set forth in the Commercial Companies Code.

§ 30

Provisions of the Commercial Companies Code and of the Bank's Statutes shall apply in matters not provided for herein.

§ 31

Regulations of the General Meeting of Shareholders of Bank Handlowy w Warszawie SA adopted on 19th June 1997 are hereby withdrawn.

Draft Resolution to Item 6.9 of the Agenda of the Annual General Meeting of Shareholders held on 27th June 2002.

Resolution of the
Annual General Meeting of Shareholders of
Bank Handlowy w Warszawie Spółka Akcyjna
of 27th June 2002

Approval of the business report of Citibank (Poland) S.A. for January and February 2001 and the financial statements of Citibank (Poland) S.A. for January and February 2001

Pursuant to Art. 494 § 1 of the Commercial Companies Code in connection with Art. 617 of the Commercial Companies Code and Art. 70 of the Accounting Law, the Annual General Meeting of Shareholders of Bank Handlowy w Warszawie SA resolved to approve the business report of Citibank (Poland) S.A. for January and February 2001 and the financial statements of Citibank (Poland) S.A. for January and February 2001, with opinion and report of the auditors.

Legal basis: RRM GW paragraph 49 section 1 point 3

June 21, 2002
No 19/2002 Information on registration of BHW securities in the National Depositary for Securities

Bank Handlowy w Warszwie SA informs that in accordance with Resolution No 229/02 of the Management Board of Krajowy Depozyt Papierów Wartościowych SA [the National Depositary for Securities, Poland] dated 19 June 2002, on the same day 17,648,500 series B common bearer shares of BANK HANDLOWY W WARSZAWIE SA of a nominal value PLN 4 each, issued in return for convertible bonds, were accepted by the National Depositary for Securities. The shares were given PLBH00000061 code (individual name: HANDLOWY7)

Legal basis: RRM GPW paragraph 43 section 1

June 25, 2002
No 21/2002 Information on the change in the composition of the Management Board of Bank Handlowy w Warszawie

Bank Handlowy w Warszawie SA informs that on the basis of Clause 21 paragraph 2 point 4 of the Statutes of Bank Handlowy w Warszawie SA on 25 June 2002 the Chairman of the Supervisory Board of Bank Handlowy accepted a written resignation of Edward Brendan Ward from the function of Vice-President and Member of the Management Board.

Legal basis: RRM GPW paragraph 5 section 1 item 30

June 25, 2002
No 22/2002 Information on agreement stipulating opening a credit line for WBC SA

The Management Board of Bank Handlowy w Warszawie informs that after the Commission for Banking Supervision decided to appoint a Commissioner for Wschodni Bank Cukrownictwa SA w Lublinie on 24 June 2002 the condition specified in the "Agreement on providing assistance in restructuring of Wschodni Bank Cukrownictwa SA w Lublinie" concluded by Bank Handlowy w Warszawie SA with 11 other banks was met. The agreement stipulates opening a credit line for WBC SA.

Legal basis: PPO paragraph 81 section 1 item 2

June 27, 2002
No 23/2002 Information on the content of the resolutions passed at the Annual General Meeting of Shareholders of Bank Handlowy w Warszawie SA

Bank Handlowy w Warszawie SA presents the content of the draft resolutions which were passed at the Annual General Meeting of Shareholders of the Bank on 27 June 2002:

Resolution No. 1 of the
Annual General Meeting of Shareholders of
Bank Handlowy w Warszawie Spółka Akcyjna

on consideration and approval of the report of the Management Board from business of Bank Handlowy w Warszawie SA in 2001 and financial statements of Bank Handlowy w Warszawie SA for 2001

Pursuant to Art. 395 § 2(1) Commercial Companies Code and § 9.1.1 of the Bank's Statutes, the Annual General Meeting of Shareholders of Bank Handlowy w Warszawie SA after considering the report of the Management Board from business of Bank Handlowy w Warszawie SA in 2001 and financial statements of Bank Handlowy w Warszawie SA for 31st December 2001 resolved to:

1) Approve report of the Management Board from business of Bank Handlowy w Warszawie SA in 2001

2) Approve financial statements of Bank Handlowy w Warszawie SA for 31st December 2001, consisting of:
a) Introduction;
b) Balance sheet prepared for 31st December 2001 showing the total assets and liabilities of PLN 33,150,439,978.20 (say: thirty three billion one hundred fifty million four hundred thirty nine thousand nine hundred seventy eight 20/100 Polish Zloty);
c) Off-balance sheet items showing the total for 31st December 2001 of PLN 123,633,765,216.59 (say: one hundred twenty three billion six hundred thirty three million seven hundred sixty five thousand two hundred sixteen 59/100 Polish Zloty), including extended off-balance sheet liabilities of PLN 9,764,894,836.60 (say: nine billion seven hundred sixty four million eight hundred ninety four thousand eight hundred thirty six 60/100 Polish Zloty);
d) Profit and loss account for 2001 showing a net profit of PLN 163,636,000.16 (say: one hundred sixty three million six hundred thirty six thousand 16/100 Polish Zloty);
e) Specification of changes in own equity for 2001, showing the overall own equity of PLN 5,905,690,377.66 (say: five billion nine hundred fife million six hundred ninety thousand three hundred seventy seven 66/100);
f) Cash flow report for 2001 showing an increase in net cash funds of PLN 1,919,490,522.06 (say: one billion nine hundred nineteen million four hundred ninety thousand five hundred twenty two 06/100 Polish Zloty);
g) Notes to the statements for 2001 with opinion and report of the auditors.

Resolution No. 2 of the
Annual General Meeting of Shareholders of
Bank Handlowy w Warszawie Spółka Akcyjna

on consideration and approval of the report of the Supervisory Board of Bank Handlowy w Warszawie SA from its activities for the period from the Annual General Meeting of Shareholders held on 25th June 2001 until 11th June 2002

After considering the report of the Supervisory Board of Bank Handlowy w Warszawie SA from its activities for the period from the Annual General Meeting

of Shareholders held on 25th June 2001 until 11th June 2002, the Annual General Meeting of Shareholders resolved to approve it.

Resolution No. 3 of the
Annual General Meeting of Shareholders of
Bank Handlowy w Warszawie Spółka Akcyjna

on approving performance of duties by members of the Bank's Management Board in 2001

Pursuant to Art. 395 § 2 of the Commercial Companies Code and § 9.1.3 of the Bank's Statutes, the Annual General Meeting of Shareholders resolved to approve performance of duties in 2001 by the following members of the Management Board of Bank Handlowy w Warszawie SA:

1. Cezary Stypułkowski
2. Wiesław Kalinowski
3. Antoni Sala
4. Marek Oleś
5. Artur Nieradko
6. Raymond Lim
7. Richard Jackson
8. Edward Brendan Ward
9. Shirish Apte
10. Philip King
11. Witold Walkowiak

Resolution No. 4 of the
Annual General Meeting of Shareholders of
Bank Handlowy w Warszawie Spółka Akcyjna

on approving performance of duties by members of the Bank's Supervisory Board in 2001

Pursuant to Art. 395 § 2(3) of the Commercial Companies Code and § 9.1.3 of the Bank's Statutes, the Annual General Meeting of Shareholders resolved to approve performance of duties in 2001 by the following members of the Supervisory Board of Bank Handlowy w Warszawie SA:

1. Stanisław Sołtysiński
2. Ryszard Wierzba
3. Goran Collert
4. Heinrich Focke
5. Mirosław Gryszka
6. Krzysztof Grabowski
7. Ryszard Pessel
8. Aamir Zahidi
9. Jacek Michalski
10. Krzysztof Opawski

11. Dipak Rastogi
12. Dinyar Devitre
13. Allan Hirst
14. Carlos Urrutia
15. Edward Walsh
16. Jean Paul Votron

Resolution No. 5 of the
Annual General Meeting of Shareholders of
Bank Handlowy w Warszawie Spółka Akcyjna

on distribution of profit for 2001 and determining the dividend payment date

Pursuant to Art. 348 §3 of the Commercial Companies Code in connection with Art. 395 § 2(2) of the Commercial Companies Code and § 9.1.2, §9.2.5 and § 28.2 of the Bank's Statutes, the General Meeting of Shareholders resolved to:

1. Divide the profit for 2001 in the amount of PLN 163,636,000.16 (say: one hundred sixty three million six hundred thirty six thousand 16/100 Polish Zloty) in the following manner:

   a) Dividend paid to the Shareholders and bondholders holding Series I convertible bonds:

      - PLN 163,324,500 (say: one hundred sixty three million three hundred twenty four thousand five hundred Polish Zloty), i.e. the amount of dividend to be paid per share and bond shall be PLN 1.25 (one 25/100 Polish Zloty);

   b) Deduction to reserve fund PLN 311,500.16 (say: three hundred eleven thousand five hundred 16/100 Polish Zloty);

2. Determine the dividend day to be 26th July 2002 (Dividend Day);

3. Specify the dividend payment day to be 2nd September 2002 (Dividend Payment Date).

Resolution No. 6 of the
Annual General Meeting of Shareholders of
Bank Handlowy w Warszawie Spółka Akcyjna

on consideration and approval of the Report of the Management Board from business of the Bank Handlowy w Warszawie SA Capital Group in 2001 and consolidated financial statements of Bank Handlowy w Warszawie SA for 2001

Pursuant to Art. 395 § 5 of the Commercial Companies Code and Art. 63 of the Accounting Law of 29th September 1994 (Journal of Laws No. 121 item 591, as amended), the Annual General Meeting of Shareholders of Bank Handlowy w Warszawie SA after considering report of the Management Board from business of the Bank Handlowy w Warszawie SA Capital Group in 2001 and consolidated financial statements of Bank Handlowy w Warszawie SA for 31st December 2001, resolved to:

1) Approve report of the Management Board from business of the Bank Handlowy w Warszawie SA Capital Group in 2001;
2) Approve the consolidated financial statements of Bank Handlowy w Warszawie SA for 31st December 2001, consisting of:

a) Introduction;
b) Consolidated balance sheet prepared for 31st December 2001, showing the assets and liabilities total of PLN 33,081,116,570.18 (say: thirty-three billion eighty-one million one hundred and sixteen thousand fifty-seven 18/100 Polish Zloty);
c) Off-balance sheet items showing the total for 31st December 2001 of PLN 123,633,965,216.59 (say: one hundred and twenty-three billion six hundred and thirty-three million nine hundred and sixty-five thousand two hundred and sixteen 59/100 Polish Zloty), including extended off-balance sheet liabilities PLN 9,765,094,836.60 (say: nine billion seven hundred and sixty-five million ninety-four thousand eight hundred and thirty-six 60/100 Polish Zloty);
d) Consolidated profit and loss account for 2001 showing net profit of PLN 163,286,000.16 (say: one hundred and sixty-three million two hundred and eighty-six thousand 16/100 Polish Zloty);
e) Specification of changes in own equity for 2001, showing the overall own equity of PLN 5,836,510,021.39 (say: five billion eight hundred and thirty-six million five hundred and ten thousand twenty-one 39/100 Polish Zloty);
f) Consolidated cash flow report for 2001 showing an increase in net cash funds of PLN 1,892,083,953.42 (say: one billion eight hundred and ninety-two million eighty-three thousand nine hundred and fifty-three 42/100 Polish Zloty);
g) Notes to the statements for 2001 with opinion and report of the auditors.

Resolution No. 7 of the
Annual General Meeting of Shareholders of
Bank Handlowy w Warszawie Spółka Akcyjna

on amendment of the Bank's Statutes

Pursuant to Art. 430 § 1 of the Commercial Companies Code and § 9.2.2 of the Statutes, Statutes of Bank Handlowy w Warszawie SA is amended such that:

1. In § 2 section 2 is deleted.

2. In §9.2 added is item 11) having the following wording:

„11) redeeming of Bank's shares."

3. §28.1.3) receives the following wording

„3) reserve funds,"

4. In §29 added are sections 6 and 7 having the following wording:

„6. Shares of the Bank may be redeemed on consent of the Shareholder by acquisition of shares by the Bank (voluntary redeeming).

7. Redeeming of shares required a resolution of the General Meeting of Shareholders. The resolution shall in particular specify the legal basis of redeeming shares, amount of remuneration due to the Shareholder of redeemed shares or justification for redeeming of shares without payment

for such chares and manner of decreasing the share capital."

Justification to amendments to § 29 of the Statutes introducing the possibility to amortize the shares of Bank Handlowy w Warszawie SA:

After the merger with Citibank (Poland) S.A. Bank Handlowy is in possession of capital which exceeds its current demand resulting from the accepted risk level. At the end of March 2002 the solvency ratio amounted to 18.4% as compared to the level of 12.5% required in this regard by new prudence regulations of the NBP. At the same time with respect to the economic slowdown and smaller demand for credits among the basic group of customers, the Bank shows very slow growth of risk-weighted assets. In the light of possible economic growth expected not earlier than at the year-end there are no certain grounds now for defining the date when this surplus of capital could be effectively utilized by the Bank. Therefore the Bank's Management Board proposes the acceptance of amendments to the Statutes which would allow amortization of shares pursuant to Art. 359 § 4 of the KSH Act, should it turn out in the near future that due to the poor dynamics of growth of the Bank's assets the effective covering of the bank's assets is possible only by way of maintaining low level of capital increased from the net profit generated in current periods. The amendments to the Statutes introduce a possibility of amortization of the Bank's shares within the so-called voluntary amortization, that is the acquisition of the Bank's shares by the Bank itself from a shareholder and upon his/her approval.

5. §31.2 receives the following wording:

„2. Reserve funds shall be used to cover the Bank's balance sheet losses if they exceed the amount of the reserve or for under purposes. The decision on the allocation of the reserve fund shall be taken by the General Meeting of Shareholders."

6. §31.3 receives the following wording:

„3. The Bank may establish a fund for accumulating retained profit (not allocated to dividend). The decision on the allocation of the reserve fund shall be taken by the General Meeting of Shareholders."

7. In § 29c.4 of the Polish version of the Bank's Statutes the word "akcyjnego" is replaced with the word "zakładowego".

Resolution No. 8 of the
Annual General Meeting of Shareholders of
Bank Handlowy w Warszawie Spółka Akcyjna

on adoption of Regulations of the General Meeting of Shareholders of Bank Handlowy w Warszawie SA

Pursuant to § 13.4 of the Bank's Statutes, the following Regulations of the General Meeting of Shareholders of Bank Handlowy w Warszawie SA are hereby adopted:

REGULTIONS
of the General Meeting of Shareholders of Bank Handlowy w Warszawie SA

§ 1

1. The General Meeting of Shareholders of Bank Handlowy w Warszawie SA, hereinafter referred to as the General Meeting may be ordinary (annual) or extraordinary.
2. The convening and preparation of the General Meeting tales place according to the procedure and principles set forth in the Commercial Companies Code and Statutes of the Bank.
3. Proceedings of the General Meeting take place as provided for in the Commercial Companies Code and in these Regulations.

§ 2

1. Holders of bearer shares are entitled to participate in the General Meeting, provided that at least one week prior to the date of the General Meeting they submit at the seat of the Bank a name-bearing certificate of deposit stating the number of shares held and including a declaration that shares in the number specified in the wording of such certificate have been blocked on the securities account and will not be traded up until the date of holding the General Meeting.
2. Shareholders referred to in (1), above participating in the General Meeting are entitled to vote, place motions and submit objections.

§ 3

1. Members of the Management Board and Supervisory Board of the Bank as well as guests invited by the entity convening the General Meeting are entitled to participate thereat.

§ 4

1. The list of Shareholders entitled to participate in the General Meeting shall be prepared and signed by Management Board of the Bank.
2. Such list shall include:
   a) First and last names or company names of Shareholders entitled to participate in the General Meeting,
   b) Place of residence (seat) or correspondence address in case of individuals,
   c) Number and type of shares and the number of votes attributed thereto.
3. The list shall include information that each share entitles to one vote.
4. The list referred to in (1) and (2), above shall be available for inspection at premises of the Bank's Management Board for three working days directly preceding the date set for holding the General Meeting.

§ 5

1. Any Shareholder being an individual may participate in the General Meeting and exercise his/her voting rights personally or acting through an attorney.

2. Any Shareholder being a legal person may participate in the General Meeting and exercise its voting rights through a person entitled to submit declarations of will in its name, or acting through an attorney.
3. The power of attorney shall be prepared in writing, and will be void otherwise, and shall be annexed to the Minutes of the General Meeting. In case of legal persons, the power of attorney shall be signed by persons authorized to represent such person in line with the presented during preparation of the list of attendance referred to in §9 hereof, excerpt from the appropriate register or, if not such register exists - another document stating persons authorized to represent such persons.
4. Any person performing the function of Management Board member or employee of the Bank may not be an attorney at the General Meeting.

§ 6

1. The General Meeting is opened by the Chairman or Deputy Chairman of the Bank's Supervisory Board, who orders election of Chairman of the General Meeting to take place.
2. In absence of the Chairman or Deputy Chairman of the Bank's Supervisory Board, the rights provided for in (1), above, shall be vested with the President of the Management Board or any person nominated by the Management Board.

§ 7

1. Each Shareholder is entitled to run for the position of Chairman of the General Meeting and may submit into the Minutes one candidate for position of Chairman of the General Meeting.
2. Such candidate shall be entered into the list upon submitting into the Minutes a declaration of accepting his nomination. The list of candidates is formulated by the person opening the General Meeting. Upon its announcement, the list shall be considered closed.
3. Chairman of the General Meeting is elected by voting for each candidate separately, in alphabetic sequence. Chairman of the General Meeting is elected in open ballot, unless any of the Shareholders entitled to vote requests a secret ballot to take place.
4. Person opening the General Meeting shall ensure correctness of the voting procedure and will announce the results.
5. Candidate who has expressed his/her consent for nomination and receiving the highest number of votes cast by persons present shall become the Chairman of the General Meeting. If several candidates receive identical number of votes, voting shall be repeated.

§ 8

1. Chairman of the General Meeting manages the proceedings in accordance with the Agenda, applicable laws and provisions of these Regulations.
2. Chairman of the General Meeting ensures efficient and correct progress of deliberations and voting.
3. Authorities of the Chairman of the General Meeting include in particular:

1) Granting the floor,

2) Issue of appropriate instructions to maintain order in course of the proceedings,
3) Ordering short technical breaks in the proceedings,
4) Ordering voting to take place and overseeing its proper performance,
5) Assigning of documents containing results of voting,
6) Concluding completion of the Agenda,
7) Resolving regulation doubts.

§ 9

1. Forthwith after his/her election, the Chairman of the General Meeting signs the list of attendance containing a list of Shareholders participating in the General Meeting, specifying the number of shares held by each such Shareholder and the number of votes allocated to such Shareholder.
2. The list of attendance shall be prepared by persons appointed for this purpose by the Bank's Management Board. The list of attendance is prepared on the basis of the list of Shareholders provided for in §4, hereof.
3. The following shall be verified upon preparation of the list of attendance:
   1) whether the Shareholder is entitled to participate in the General Meeting,
   2) identity of the Shareholder or his/her attorney based on an identity card or other reliable document,
   3) correctness of the power of attorney, which should be included into the Minutes of the General Meeting,
   4) signature of the Shareholder or his/her attorney on the list of attendance,
   5) issue of an appropriate voting instrument to the Shareholder or his/her attorney.
4. **Appeals relating to the right to participate in the General Meeting shall be submitted to Chairman of the General Meeting, whose decisions shall be final.**

§ 10

1. The list of attendance shall be available for inspection throughout the course of the General Meeting, until it is adjourned. Persons preparing the list of attendance are obligated to include therein any changes in participation at the General Meeting, stating the time when such changes take place.
2. Any Shareholder leaving the room during the meeting is obligated to notify persons preparing the list of attendance thereof.

§ 11

1. **After his/her election and signing the list of attendance, Chairman of the General Meeting concludes correctness of convening the General Meeting and its ability to adopt resolutions, presents the Agenda and orders election of the Voting Committee (the "Committee") to take place.**
2. **If required, Chairman of the General Meeting may appoint a person who shall assist him in capacity of Secretary of the General Meeting.**

§ 12

1. The Voting Committee consists of 3 persons and shall be elected by the General Meeting in open ballot.
2. Each Shareholder is entitled to nominate one candidate into the Minutes. Such candidate is entered on the list after submitting a declaration of accepting his/her nomination. The list of candidates is prepared by Chairman of the General Meeting. Upon announcement, the list is considered to be closed. Candidates receiving the highest number of votes shall be elected.
3. The Committee elects its Chairman and Secretary from among its members.

§ 13

1. The Committee shall ensure proper performance of voting, supervise computerized voting procedure, verifies and determines results of voting and issues them to the Chairman of the General Meeting, as well as performs other activities repeated with conducting of voting.
2. Upon concluding improper performance of voting, the Committee shall immediately notify the Chairman of the General Meeting thereof and submit motions relating to further proceedings.
3. Documents containing results of voting shall be signed by all members of the Committee and by Chairman of the General Meeting.
4. The Committee shall prepare a protocol from its activities, to be signed by its Chairman and Secretary, and submitted to Chairman of the General Meeting.

§ 14

1. The General Meeting may resolve to delete individual matters from the Agenda and to change the sequence in which matters set forth in the Agenda shall be considered.
2. No resolutions may be adopted in matters not provided for in the Agenda unless the entire share capital is in attendance at the General Meeting and none of the attending persons objects to adopting of the resolution.

§ 15

1. After presentation of each successive matter placed in the Agenda, the Chairman of the General Meeting opens discussion, granting the floor in sequence of registration. On consent of the Chairman of the General Meeting, discussion may take place on several items of the Agenda jointly.
2. Members of the Management Board and of the Supervisory Board may be granted the floor out of sequence.
3. Chairman of the General Meeting may order registration for discussion in writing, with stating of first and last name of such person.
4. If a large number of persons register for participation in discussion, the Chairman of the General Meeting may restrict the number of persons taking the floor.

§ 16

1. The floor may be taken only in matters provided for in the Agenda and being currently considered.
2. In consideration of each matter in the Agenda, a Shareholder is entitled to one five-Minute statement and three-Minute response.

3. Chairman of the General Meeting is entitled to remind the speaking person who deviates from topic of discussion or exceeds the time allocated pursuant to (2), above. Speakers not adhering to the reminder may be deprived of their right to speak by the Chairman.

§ 17

1. The Management Board is obligated to provide the Shareholder on its request information relating to the Company when justified to assess the matter being considered within the Agenda. The Management Board should refuse to provide information when this:

1) could cause damage to the Bank or its subsidiary or affiliate, particularly by disclosing technical, commercial or organizational secrets of the enterprise,

2) could expose any member of the Management Board to penal, civil or administrative liability.

In justified cases, the Management Board may provide information in writing not later than within two weeks from the date of adjourning the General Meeting.

§ 18

Any Shareholder is entitled to object to decision of the Chairman of the General Meeting. The General Meeting shall decide about maintaining or reversing decision of the Chairman in open ballot by an absolute majority of votes in attendance.

§ 19

1. Each Shareholder is entitled to move for amending and supplementing draft resolutions included in Agenda of the General Meeting - up until closing of discussion over such item of the Agenda to which the said draft resolution proposal applies.

2. Such proposals with brief justification shall be submitted in writing to Chairman of the General Meeting - separately for each draft resolution - stating the first and last name (company name) of the Shareholder.

§ 20

1. The Chairman shall grant the floor out of sequence in formal matters. Any Shareholder may submit a motion in formal matters.

2. Motions in formal matters shall comprise motions as to the manner of proceeding and voting, including in particular:

1) Limiting, deferring or closing the discussion,

2) Closing the list of speakers,

3) Limiting time of presentation,

4) Manner of conducting proceedings,

5) Ordering a break in the proceedings,

6) Sequence of voting upon motions.

3. Discussion over formal motions should be opened directly after their submission.

4. Only two speakers may take the floor in motions on formal matters - one in favor and one against the motion submitted, unless the General Meeting decides otherwise.

5. Directly after the discussion, Chairman of the General Meeting orders voting in the formal matter, which is adopted by an absolute majority of votes in attendance unless the Commercial Companies Code provides otherwise.

§ 21

1. Unless provided for otherwise in the Commercial Companies Code, the General Meeting is valid irrespectively of the number of shares being represented thereat.
2. Unless provided for otherwise in the Commercial Companies Code and in Statutes of the Bank, resolutions shall be valid when adopted by an absolute majority of votes in attendance.

§ 22

A Shareholder is not entitled to vote personally or through his/her attorney nor as an attorney for any other person on a resolution relating to:

1) Disputes between such Shareholder and the Bank,
2) His/her liability to the Bank,
3) Granting approval for performance of duties,
4) Release from any obligation to the Company.

§ 23

1. Subject to (2), below, voting shall take place by open ballot.
2. Secret ballot shall be ordered:

1) in elections and on motions for recalling members of the Bank's bodies or the liquidators,
2) on motions of making members of Bank's bodies or liquidators accountable,
3) in personal matters,
4) on request of even one attending Shareholder.

§ 24

1. After closing discussion over each of the items in the Agenda and prior to proceeding with voting the Chairman shall inform of the motions received and determines the sequence of voting. Voting on motions takes place in the sequence of their submission.
2. Voting takes place in the manner adopted by the General Meeting or using a computerized system of voting and vote counting, ensuring casing of votes in numbers corresponding to the number of share should, and - in case of secret ballot - eliminating the possibility of identifying of the manner of voting by each of the Shareholders.

§ 25

1. Prior to commencing with elections to the Supervisory Board, the General Meeting on motion of the Chairman of the General Meeting shall in each case determine the number of Supervisory Board in the given term of office within the bounds set forth in §14.2 of the Bank's Statutes, provided that the number of Supervisory Board members may not be lower than the total number of Supervisory Board members appointed as provided for in §14.3 and §14.7 of the Bank's Statutes increased by 50%. This number shall be rounded-off upwards, if required.

2. Members of the Bank's Supervisory Board are elected from among the list of candidates presented by the Shareholder named in §14.3 of the Bank's Statutes, in the number set forth therein, and from the second list, from among candidates presented by all Shareholders.
3. The Shareholder shall nominate their candidates in writing to Chairman of the General Meeting or orally into the Minutes, together with a brief justification of such candidate in each case.
4. The nominated candidates shall be entered into the list upon submitting a written or oral statement into the Minutes agreeing to run for membership in the Supervisory Board of the Bank.
5. The list of candidates for membership in the Supervisory Board of the Bank shall be prepared by Chairman of the General Meeting in alphabetic order, separately for each group of candidates, i.e. those nominated by:

    1) the Shareholder provided for in §14.3 of the Bank's Statutes;

    2) all Shareholders of the Bank,

    Upon announcement the list is considered to be closed.

§ 26

1. Elections into the Supervisory Board of the Bank take place by secret ballot for each of the candidates separately, in alphabetic order, separately for each of the candidate lists.
2. Elected shall be those candidates who have received successively highest number of votes in each of the lists, which in each case shall not be less than the absolute majority of votes in attendance, within the number of Supervisory Board members determined as provided for in §25.1 herein.
3. If candidates from lists provided for in §25.5 (1) and (2), herein, do not obtain the absolute majority of attending votes, Shareholders entitled to nominate candidates to such lists shall name two new candidates for each of the membership places left vacant in the previous round of voting and voting shall be repeated in respect to those candidates. In such case, elected shall be the candidate who has received the highest number of votes in attendance.
4. Of candidates nominated by Shareholders provided for in §25.5(2) elected shall be those, who have received the highest number of votes in succession, not being lower than the absolute majority.

    If a candidate nominated by Shareholders provided for in §25.5(2) does not obtain an absolute majority of votes, the Chairman shall order supplementary elections in respect to vacancies in the Supervisory Board. In such case, elected shall be those persons who have received the highest number of votes. In case of a split vote in last of the mandates to be filled, voting on those candidates shall be repeated and elected will be the candidate who has received the highest number of votes in attendance.

§ 27

Chairman of the General Meeting adjourns the General Meeting upon exhausting the Agenda thereof.

§ 28

1. Resolutions of the General Meeting are recorded by a notary.

2. Minutes shall be prepared as provided for in the Commercial Companies Code.
3. Copy of the Minutes shall be entered by the Management Board into the Book of Minutes.
4. The Shareholders are entitled to inspect the Book of Minutes and to request issue of copies of resolutions therefrom, certified by the Management Board.

§ 29

Resolutions of the General Meeting may be complained to the court according to the procedure and on terms and conditions set forth in the Commercial Companies Code.

§ 30

Provisions of the Commercial Companies Code and of the Bank's Statutes shall apply in matters not provided for herein.

§ 31

Regulations of the General Meeting of Shareholders of Bank Handlowy w Warszawie SA adopted on 19th June 1997 are hereby withdrawn.

Resolution No. 9 of the
Annual General Meeting of Shareholders of
Bank Handlowy w Warszawie Spółka Akcyjna

Approval of the business report of Citibank (Poland) S.A. for January and February 2001 and the financial statements of Citibank (Poland) S.A. for January and February 2001

Pursuant to Art. 494 § 1 of the Commercial Companies Code in connection with Art. 617 of the Commercial Companies Code and Art. 70 of the Accounting Law, the Annual General Meeting of Shareholders of Bank Handlowy w Warszawie SA resolved to approve the business report of Citibank (Poland) S.A. for January and February 2001 and the financial statements of Citibank (Poland) S.A. for January and February 2001, with opinion and report of the auditors.

RESOLUTION no 10
of the Annual General Meeting of Shareholders
of the company "BANK HANDLOWY w Warszawie SA"

on: recalling Krzysztof Grabowski from the Supervisory Board

The Annual General Meeting of Shareholders of Bank Handlowy w Warszawie SA hereby recalls Krzysztof Grabowski from the Supervisory Board.

RESOLUTION no 11
of the Annual General Meeting of Shareholders
of the company "BANK HANDLOWY w Warszawie SA"

on: recalling Ryszard Wierzba from the Supervisory Board

The Annual General Meeting of Shareholders of Bank Handlowy w Warszawie SA hereby recalls Ryszard Wierzba from the Supervisory Board.

RESOLUTION no 12
of the Annual General Meeting of Shareholders
of the company "BANK HANDLOWY w Warszawie SA"

on: recalling Ryszard Pessel from the Supervisory Board

The Annual General Meeting of Shareholders of Bank Handlowy w Warszawie SA hereby recalls Ryszard Pessel from the Supervisory Board.

RESOLUTION no 13
of the Annual General Meeting of Shareholders
of the company "BANK HANDLOWY w Warszawie SA"

on: recalling Heinrich Focke from the Supervisory Board

The Annual General Meeting of Shareholders of Bank Handlowy w Warszawie SA hereby recalls Heinrich Focke from the Supervisory Board.

RESOLUTION no 14
of the Annual General Meeting of Shareholders
of the company "BANK HANDLOWY w Warszawie SA"

on: appointment of Edward Kuczera to the Supervisory Board

The Annual General Meeting of Shareholders of Bank Handlowy w Warszawie SA hereby appoints Edward Kuczera to the Supervisory Board.

RESOLUTION no 15
of the Annual General Meeting of Shareholders
of the company "BANK HANDLOWY w Warszawie SA"

on: appointment of Krzysztof Barcikowski to the Supervisory Board

The Annual General Meeting of Shareholders of Bank Handlowy w Warszawie SA hereby appoints Krzysztof Barcikowski to the Supervisory Board.

RESOLUTION no 16
of the Annual General Meeting of Shareholders
of the company "BANK HANDLOWY w Warszawie SA"

on: appointment of Andrzej Gdula to the Supervisory Board

The Annual General Meeting of Shareholders of Bank Handlowy w Warszawie SA hereby appoints Andrzej Gdula to the Supervisory Board.

RESOLUTION no 17
of the Annual General Meeting of Shareholders
of the company "BANK HANDLOWY w Warszawie SA"

on: appointment of David Smith to the Supervisory Board

The Annual General Meeting of Shareholders of Bank Handlowy w Warszawie SA hereby appoints David Smith to the Supervisory Board.

Legal basis: RRM GW paragraph 49 section 1 point 5

June 27, 2002
No 24/2002 Information on changes in the Supervisory Board of Bank Handlowy w Warszawie SA

Bank Handlowy w Warszawie SA informs that the Annual General Meeting of Shareholders on 27 June 2002 recalled the following persons from the Supervisory Board of Bank Handlowy w Warszawie SA:

1) Mr. Heinrich Focke – he performed a function of Supervisory Board Member
2) Mr. Ryszard Pessel – he performed a function of Supervisory Board Member
3) Mr. Krzysztof Grabowski – he performed a function of Supervisory Board Member
4) Mr. Ryszard Wierzba – he performed a function of Supervisory Board Member

On 27 June 2002 the Annual General Meeting of Shareholders appointed the following new members:

1) Krzysztof Barcikowski
2) Andrzej Gdula
3) David Smith
4) Edward Kuczera

Personal data of the newly appointed members of Supervisory Board:

1) Krzysztof Barcikowski (age 46). He holds a Master's degree in philosophy. Since 2001 he has been Head of the Political Cabinet of State Treasury Minister.
2) Andrzej Gdula (age 60). He graduated from Law and Administration Faculty at University of Silesia. In the years 1993-1996 he was a director at the Ministry of Labor and Social Policy. Since 1996 he has been Head of Advisors to the President of the Republic of Poland
3) David Smith (age 49). He holds an MBA Certificate of Manchester Business School as well as a degree in law of University of Edinburgh. He has been with Citibank N.A. since 1976. Currently he is in the position of Senior Credit Officer in CEEMEA Region.
4) Edward Kuczera (age 59). He graduated from the Technical University of Szczecin. In the years 1994-1997 he was a member of Supervisory Board of Bank Gdański SA. Currently he is a treasurer of the Left Democratic Alliance (SLD).

Activities performed by the newly appointed Members of the Supervisory Board are not competitive to the activity of Bank Handlowy.

Legal basis: RRM GPW paragraph 5 section 1 items 30 and 31

<u>**June 28, 2002**</u>
No 25/2002 Information on the application for admittance of shares to the stock exchange

Bank Handlowy w Warszawie SA hereby informs that it submitted an application to the Warsaw Stock Exchange for admittance of series B shares of Bank Handlowy w Warszawie SA issued due to the conversion of issue I convertible bonds to the public turnover in the regulated market. The application regards 17,648,500 shares.

Legal basis: RRM GPW paragraph 43 item 2

<u>**June 28, 2002**</u>
No 26/2002 Information on shareholders holding at least 5% of the total number of votes at the Annual General Meeting of Shareholders of Bank Handlowy on 27 June 2002.

Bank Handlowy w Warszawie SA hereby informs that at the Annual General Meeting of Shareholders held on 27 June 2002 the only shareholder who was in possession of 5% of the total number of votes at the meeting was Citibank Overseas Investment Corporation, seated in Delaware, USA. This shareholder was entitled to 99,069,074 votes, which constituted 95.36% of all votes at the meeting.

Legal basis: PPO paragraph 148 item 3)

<u>**July 3, 2002**</u>
No 28/2002 Information on conclusion of a subscription agreement with the European Investment Bank

Bank Handlowy w Warszawie SA informs that on 2 July 2002 it concluded a subscription agreement with the European Investment Bank under which Bank Handlowy w Warszawie SA undertook to take over on the primary market zero-coupon bonds for the nominal value of PLN 100,000,000 with a maturity date in December 2011, which are to be issued on 12 July 2002 at the issue price 53.6250%.

Legal basis: PP0 paragraph 81, section 1, item 2)

<u>**July 8, 2002**</u>
No 29/2002 Information on admitting shares to the public turnover

Bank Handlowy w Warszawie SA hereby informs that by virtue of Resolution No 156/2002 of 5 July 2002 the Management Board of the Warsaw Stock Exchange decided to admit as of 19 July 2002 to the public turnover on the primary market

17,648,500 (read: seventeen million six hundred forty eight thousand five hundred) series B common bearer shares of Bank Handlowy w Warszawie SA issued on the basis of resolution of the Extraordinary General Meeting of Shareholders of 15 April 1997, subjected to amendment by virtue of Resolution No 4 of the Extraordinary General Meeting of Shareholders of 19 June 1997 of a nominal value PLN 4 (four) each, marked by the National Depository for Securities, Poland with the code "PLBH00000061", on condition of assimilation by the National Depository for Securities, Poland on 19 July of these shares with the shares in the public turnover and marked with the code "PLNBH00000012".

Legal basis: RRM GPW paragraph 43 point 3)

July 11, 2002

No 30/2002 Information on the first quoting of shares after assimilation

With reference to the Current Report No 29 of 8 July 2002 Bank Handlowy w Warszawie SA hereby informs that by virtue of Resolution No 266/02 of the Management Board of the National Depository for Securities dated 9 July 2002, the assimilation of 17,648,500 common bearer shares marked with the code PLBH00000061 with 107,577,100 common bearer shares marked with the code PLBH00000012 is to be effected on 19 July 2002. With respect to the above 125,225,600 common bearer shares of Bank Handlowy w Warszawie SA will be marked with the code PLBH00000012. Thus pursuant to the Resolution No 156/2002 of 5 July 2002 of the Management Board of the Warsaw Stock Exchange 19 July 2002 is to be the day of the first quoting following the assimilation on the primary market of 17,648,500 (read: seventeen million six hundred forty-eight thousand five hundred) series B common bearer shares of Bank Handlowy w Warszawie SA issued on the basis of the Resolution of the Extraordinary General Meeting of Shareholders of 15 April 1997, subjected to amendment by virtue of Resolution No 4 of the Extraordinary General Meeting of Shareholders of 19 June 1997 of a nominal value PLN 4 (four) each.

Legal basis: RRM GPW paragraph 43 point 5)

August 01, 2002

No 31/2002 Information on renouncement of an agreement for sub-issue by a subsidiary

Bank Handlowy w Warszawie hereby informs that due to the renouncement by Dom Maklerski of Bank Handlowy SA, a subsidiary of Bank Handlowy w Warszawie SA, of the agreement for service sub-issue and entering on 25 July 2002 in the books of PIA Piasecki 600,000 series H shares of PIA Piasecki, Dom Maklerski of Bank Handlowy w Warszawie SA currently is not a holder of this company's shares. The status of PIA Piasecki shares held directly by Bank Handlowy has not changed due to the above renouncement of the agreement. Bank Handlowy w Warszawie SA is a holder of 4,000,000 shares of PIA Piasecki SA, and their share in the equity capital is 36.52% and entitles to the same number of votes at the General Meeting of Shareholders.

The renouncement of the above mentioned agreement was due to the prerequisites stated therein.

Prior to the renouncement of the above mentioned agreement Dom Maklerski of Bank Handlowy SA was a holder of 600,000 shares of PIA Piasecki SA, and their share in the equity capital of the company amounted to 5.48% and entitled to the same number of votes at the General Meeting of Shareholders.

Legal basis: PPO art.147; art 158a item 1 point 1)

August 30, 2002
No 32/2002 Information on maintenance of ratings by Moody's Investors Service

Bank Handlowy w Warszawie SA informs that on 29 August Moody's Investors Services kept the previous ratings assigned to Bank Handlowy unchanged.

The rating of long-term deposits remains at Baa1 (the eighth rating from the top in the nineteen-grade scale), i.e. equal to the rating of the debt of the Republic of Poland setting the upper limit of the rating that can be assigned to the domestic subject. The short-term deposits rating remains at "Prime-2" (the second rating from the top in the four-grade scale) and the Bank's financial strength rating remains at D+ (the fourth rating from the top in the five-grade scale with "+"). The agency assessed the Bank's ratings perspective as stable.

In its report Moody's agency positively assessed the Bank's progress in realization of its restructuring and development plan and it pointed out at considerable benefits gained from cooperation with the strategic investor, i.e. Citigroup. According to the Moody's analysts the restructuring of the Bank in the short and long term should increase effectiveness of the Bank's activity, which in turn will translate into growing profitability of the bank and its stronger position in the market.
At the same time the agency pointed out at the risk connected with the sustained economic slowdown in Poland, the effect of which is, among others, worsening of the quality of the Bank's credit assets.

Legal basis: RRM GPW paragraph 5 section 1 item 35

September 17, 2002

No 33/2002 Information on the sale of Hortex Holding S.A.

Bank Handlowy w Warszawie SA hereby informs that on 16 September 2002 Bank Handlowy w Warszawie SA and its subsidiary Handlowy Investments SA based in Luxemburg sold 5,569,443 shares of Hortex Holding SA based in Płońsk for the benefit of BankAmerica International Investment Corporation with its seat in Chicago.

The block of shares sold by Bank Handlowy w Warszawie SA constitutes a 31.09% share in the share capital and entitles to 31.09% of votes at the General Meeting of Shareholders of Hortex Holding S.A.

At the same time please be informed of the fulfillment of the conditions precedent of the assignment of receivables agreement concluded on 30 July 2002 by and between Handlowy Inwestycje sp. z o.o. based in Warsaw, the sole shareholder of which is Bank

The Financial Statements
of Bank Handlowy w Warszawie SA
as of 30 June 2002

The Auditor's Report

Report on Operations

This is a working translation from the original Polish version

Warsaw, September 2002

CONTENTS

The Auditor's Report

AUDITOR'S REVIEW REPORT
ON THE FINANCIAL STATEMENTS OF
BANK HANDLOWY W WARSZAWIE SA
FOR THE PERIOD
1 JANUARY 2002 TO 30 JUNE 2002

To the shareholders of Bank Handlowy w Warszawie SA

We have reviewed the accompanying half year financial statements of Bank Handlowy w Warszawie ("the Bank") seated at Senatorska 16 in Warsaw. These financial statements consist of: the introduction; the balance sheet as at 30 June 2002 with total assets and total liabilities and equity of PLN 32,371,935 thousand; the profit and loss account for the six months ended 30 June 2002 with a net profit of PLN 142,212 thousand; the statement of changes in equity as at 30 June 2002, which represents a balance of PLN 5,881,837 thousand; the cash flow statement for six months then ended with a decrease in cash amounting to PLN 892,304 thousand; the statement of contingencies and commitments granted as at 30 June 2002 amounting to PLN 9,352,042 thousand and notes to the financial statements.

These financial statements are the responsibility of the Bank's management. Our responsibility was to review these financial statements.

We have conducted our review in accordance with International Standards on Auditing applicable to reviews and the auditing standard No. 6 issued by the Polish National Council of Certified Auditors.

A review is limited primarily to inquires of Bank's management and personnel and analytical procedures applied to financial statements. The scope and method of a limited review of financial statements is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the true and fair presentation of the financial statements. Therefore we do not express such an opinion on the accompanying financial statements.

Our review did not reveal any material modifications that should be made to the accompanying half year financial statements to present a true and fair view of Bank's financial position as at 30 June 2002, financial result, profitability and cash flows for the period from 1 January 2002 to 30 June 2002 in accordance with the accounting standards applied in Poland as set out in the Polish Accounting Act dated 29 September 1994 (Official Journal of 2002 no. 76, item 694 unified version), the Minister of Finance Ordinance dated 10 December 2001 regarding special accounting principles for banks (Official Journal no. 149, item 1673) and as well as the requirements concerning financial statements prepared by the issuer of securities allowed to public turnover, which have been applied on consistent basis.

Signed on the Polish original

....

Charted Accountant No. 3683/5018
Janina Skwarka

Signed on the Polish original

....

On behalf of KPMG Polska Audyt Sp. z o.o.
Chartered Accountant No. 796/1670
Bogdan Dębicki
Member of the Board of Directors

....

On behalf of KPMG Polska Audyt Sp. z o.o.
Richard Cysarz, Proxy

Warsaw, 23 September 2002

Financial Statements of Bank Handlowy w Warszawie SA as of 30 June 2002

SECURITIES AND EXCHANGE COMMISSION

SAB-P 2002 Semi-annual Report

(pursuant to §57 par. 1, subpar. 2, of the Resolution of the Council of Ministers of October 16, 2001, as published in Official Journal No. 139/2001, item 1569 and from 2002 No. 31, item 280)

(for banks)

For 6 months from 1 January 2002 to 30 June 2002

and for six months of previous reporting period from 1 January 2001 to 30 June 2001

30 September 2002
(delivery date)

Bank Handlowy w Warszawie Spółka Akcyjna
(full name of issuer)

Bank Handlowy w Warszawie SA
(abbreviated name of issuer)

Banks
(sector according to WSE classification)

00-923
(postal code)

Warszawa
(town)

Senatorska
(street)

16
(number)

022-657-72-00
(telephone no)

022-657-75-80
(fax)

listybh@citicorp.com
(e-mail)

526-030-02-91
(TIN)

000013037
(REGON)

www.handlowy.com.pl
(www)

KPMG Polska Audyt Sp. z o.o.
(Auditors)

This Semi-annual Report includes:

☑ Auditors Report on the review of the semi-annual financial statements
☐ Auditors Report on the audit of the semi-annual financial statements (pursuant to § 62 par. 6 point 2 of the above mentioned regulation)
☑ Semi-annual Financial Statements
- ☑ Introduction
- ☑ Balance Sheet
- ☑ Profit and Loss Account
- ☑ Movements in equity
- ☑ Cash Flow Statement
- ☑ Notes to the Financial Statements and Additional Notes to the Financial Statements

☑ Report of the Management Board (on the issuer's activity)

SELECTED FINANCIAL DATA	PLN thousand		EUR thousand	
	6 months of 2002	6 months of 2001	6 months of 2002	6 months of 2001
I. Interest income	945,170	1,371,295	255,272	382,979
II. Fee income	264,768	238,027	71,509	66,477
III. Net income from banking activity	1,028,124	963,600	277,676	269,117
IV. Net operating income	222,039	207,877	59,968	58,056
V. Gross profit (loss)	222,039	207,877	59,968	58,056
VI. Net profit (loss)	142,212	140,044	38,409	39,112
VII. Net cash flow from operating activity	(440,013)	834,499	(109,754)	247,017
VIII. Net cash flow from investing activity	509,139	(64,950)	126,996	(19,226)
IX. Net cash flow from financial activity	(961,430)	(472,980)	(239,812)	(140,005)
X. Total net cash flow	(892,304)	296,569	(222,570)	87,786
XI. Total assets	32,371,935	31,421,550	8,074,614	9,300,995
XII. Due to central bank	172,245	558,559	42,964	165,337
XIII. Due to financial institutions	4,181,473	5,259,033	1,042,995	1,556,710
XIV. Due to non-financial customers and budget	16,946,085	15,543,365	4,226,905	4,600,943
XV. Equity	5,881,837	5,882,098	1,467,122	1,741,141
XVI. Authorised capital	500,902	430,308	124,941	127,374
XVII. Number of outstanding shares and Special Participating Convertible Bonds (in items)	130,659,600	130,659,600	130,659,600	130,659,600
XVIII. Book value (excluding Special Participating Convertible Bonds) per ordinary share, zloty/euro	46.80	53.82	11.67	15.93
XIX. Diluted book value per share, zloty/euro	45.02	45.02	11.23	13.33
XX. Solvency ratio (in %)	18.49	20.19	18.49	20.19
XXI. Earnings (loss) per ordinary share , zloty/euro	1.32	1.91	0.36	0.51
XXII. Diluted earnings (loss) per ordinary share, zloty/euro	1.27	1.57	0.34	0.42
XXIII. Declared/paid dividend per ordinary share, zloty/euro	1.25	1.00	0.31	0.30

INTRODUCTION

1. Bank operations

Bank Handlowy w Warszawie SA, with the registered office in Warsaw at ul. Chalubinskiego 8, 00-613 Warszawa, was founded on the strength of a Notarial Deed of April 13, 1870. The Bank is registered at the District Court for Warsaw - Commercial Department XIX of the National Court Registry (KRS), entered under the registry number: 000 000 1538.

Under the Polish Classification of Economic Activity (PKD), the principal business of the Bank is "other banking activity." According to the classification followed by the regulated market Warsaw Stock Exchange, the business of the Bank is "finance – banks."

The Bank operates on the basis of applicable regulations and its Articles of Association.

The business of the Bank is the performance of domestic and foreign banking operations and all other activity related to banking operations as permitted by law.

Pursuant to the Bank's Articles of Association, the Bank performs the following banking operations:

- opening and handling bank accounts in Poland and abroad,
- taking saving deposits, including term deposits,
- performing cash settlements in all forms accepted in domestic and international banking relations,
- extending loans and cash advances in Poland and abroad,
- conducting operations which involve cheques and bills of exchange,
- taking long-term monetary deposits.
- extending bank guarantees and endorsements,
- performing FX operations,
- issuing bank securities,
- performing operations commissioned by customers and relating to the issue of securities,
- safekeeping valuables and securities, and providing safe deposit facilities,
- issuing payment cards and performing operations which involve the use thereof,
- purchasing and disposing of debts,
- conducting forward financial transactions,
- performing banking operations commissioned by other banks.

The Bank may also:

- take up or purchase shares and rights attaching to shares in banks, and shares in undertakings servicing the Bank,
- service government borrowing,
- provide custody services, including as a custodian bank for pension and investment funds,
- organise and service financial lease projects,
- render factoring services,
- trade in securities on its own account and act as an agency in securities trading,
- render brokerage services and operate security deposit accounts at the Bank's own brokerage house,

- render financial consulting and advisory services ,
- undertake commitments relating to the issue of securities,
- take up or acquire equity interest and rights attaching to equities in non-banking undertakings, and also participation units,
- perform the function of a representative bank within the meaning of the Bonds Act,
- acquire and dispose of real property and debt secured by mortgages,
- perform settlements for trading in securities, property rights and derivative financial instruments,
- exchange debt for assets belonging to the debtor, on terms agreed on with such a debtor,
- purchase and sell derivative financial instruments at the Bank's own account and act as an agency in trading therein,
- render financial services consisting in acquisition activities, within the meaning of the Pension Funds Organisation and Operation Act,
- co-operate with domestic and foreign banks and other institutions, within the business line of the Bank,
- accept orders to purchase, sell or subscribe for participation units and investment certificates of investment funds,
- render insurance agency services.

For the purpose of conducting its business, the Bank has the right to hold foreign exchange and trade therein

2. Financial data presentation periods

The Bank's annual accounts are compiled for the period from 1 January 2002 to 30 June 2002. Comparable balance sheet, off-balance sheet data and changes in equity are presented for the period from 1 January 2001 to 31 December 2001 and for the period from 1 January 2001 to 30 June 2001. Comparable profit and loss data are presented for the period from 1 January 2001 to 30 June 2001. The Bank's financial data for 2001 and 2002 represent the conditions preceding the Bank's merger in 2001 with Citibank (Poland) SA ("CPSA") and transfer of the Bank's organisational unit V Oddzial w Warszawie – Centrum Operacji Kapitalowych ("COK BH") into the subsidiary undertaking Citibrokerage SA with the registered office in Warsaw ("Citibrokerage") (see par. 4 and 6).

3. Management Board and Supervisory Board

As of 30 June 2002 the Management Board consisted of the following members:

Cezary Stypułkowski	President
Shirish Apte	Vice-president
Wiesław Kalinowski	Vice-president
Philip Vincent King	Vice-president
Witold Walkowiak	Vice-president

The following changes in the Management Board occurred in the first half of 2002:
- on 25 June2002 Edward Brendan Ward resigned from the function of vice-president.

As of 30 June 2002 the Supervisory Board consisted of the following members:

Stanisław Sołtysiński	President
Jean Paul Votron	Vice-president
Krzysztof Barcikowski	Member
Göran Collert	Member
Andrzej Gdula	Member
Mirosław Gryszka	Member
Allan Hirst	Member
Edward Kuczera	Member
Krzysztof Opawski	Member
David J. Smith	Member
Carlos Urrutia	Member
Edward Walsh	Member

In the first half of 2002, following the resolutions of the Ordinary General Meeting of Shareholders dated 27 June 2002, the following changes in the Supervisory Board took place:

– persons recalled from the Supervisory Board: Krzysztof Grabowski
Ryszard Wierzba
Ryszard Pessel
Heinrich Focke

– persons appointed to the Supervisory Board: Edward Kuczera
Krzysztof Barcikowski
Andrzej Gdula
David Smith

4. Internal organisational units of the Bank

The Bank's semi-annual financial statement for 2002 and comparable financial data for 2001 contain the financial data from all of its organisational units through which Bank operations are performed. At 30 June 2001, these included the Head Office in Warsaw, 35 branches around Poland, and 146 other establishments servicing clients in Poland. None of the units prepare separate financial statements.

In 2001 changes occurred in the make-up of the organisational units through which the Bank performs its operations.

The London Branch of the Bank closed its operations as at 31 December 2001. The Bank's Supervisory Board passed a resolution on the closure of the London Branch on 15 December 2000. The London Branch of the Bank was crossed out of the Corporate Registry at the National Court Registry on 14 January 2002, by the District Court for Warsaw – Commercial Department XIX of the National Court Registry.

On 1 April 2001, the organisationally separated unit of the Bank operating as COK BH was transferred to the subsidiary undertaking Citibrokerage SA.

The transfer to Citibrokerage of the COK BH brokerage house, constituting a separate organisational unit of the Bank, was performed in order to provide consideration for equity in the increased authorised capital of Citibrokerage, issued under the 7 March 2001 Resolution of the General Meeting of Citibrokerage Shareholders concerning an increase in authorised capital by the issue of 37,300 series B registered shares, each with a par value of PLN 1,500, with the combined par value at PLN 55,950,000. The Bank owns all shares. As at 1 April 2001, the book value of all the assets of the COK BH brokerage house, constituting a non-cash consideration for equity in Citibrokerage, as entered in the Bank's books of account, amounted to PLN 231,099 thousand. The net assets value of the COK BH brokerage house, constituting the non-cash

consideration for equity, as computed at 31 January 2001, and subsequently revised at 1 April 2001, amounted to PLN 55,950,000.

As of the day of transfer of COK BH to Citibrokerage, the existing name of the Citibrokerage SA undertaking was changed into "Dom Maklerski Banku Handlowego SA" ("Dom BH"). The accounts of Dom Maklerski Banku Handlowego SA, as at 31 December 2001, will be incorporated into the Bank's consolidated accounts according to the full consolidation method.

5. Related parties

The Bank is a parent entity and material investor. The list of subsidiary and associated undertakings held by the Bank is presented in the note 10A to the balance sheet statement. The Bank is in the process of preparation of the semi-annual consolidated financial statements for the first half of 2002, which will be published on 31 October 2002.

6. Merger of the Bank with Citibank (Poland) SA („CPSA")

The semi-annual financial statements of the Bank for 2002 and comparatives for 2001 recognise the situation after the merger that took place on 28 February 2001, pursuant to the Resolution of the Extraordinary General Meeting of Bank Shareholders of 3 November 2000. The purchase was settled under an acquisition method involving the transfer of all CPSA assets onto the Bank in return for the shares that the Bank allocated to CPSA shareholders (see: Additional Notes, par. 35).

7. Going concern

The Bank compiles the consolidated financial statements for the first half of 2002 under the assumption of the continued operation in the foreseeable future with no circumstances directly indicating any threat to such continued operation.

8. Reclassification of financial data for 2001

Financial data presented in these financial statements were complied taking into account regulatory changes binding from 1 January 2002 related to grouping of operations and definitions of assets and liabilities. Previously published financial statements for respective reporting periods of 2001 were reclassified in order to provide consistency in grouping and presentation with current reporting period. The explanation of the reclassifications is presented in the additional explanatory notes (see: Additional Notes par 31 and 32)
The exception in consistency of the data relates to changes in valuation principles for assets and liabilities where comparatives do not recognise the implemented change in valuation method.
The rationale behind is that fair calculation of underlying adjustments related to previous reporting period was impossible or it was impossible to calculate the amounts of these adjustments from technical reasons.

If changes in methods of valuation of assets and liabilities introduced on January 1, 2002 had been effective in 2001, they would have resulted in an increase of the Bank's capital funds by PLN 1,510 thousand to the amount of PLN 5,907,200 thousand. This increase would have been traceable to both the positive revaluation of debt securities by PLN 19,418 thousand and the valuation of the Bank's holdings in subordinated undertakings under the equity method resulting in a charge of PLN 17,908 thousand for a permanent diminution of their value.

9. Qualifications to the opinion issued by auditors

The Bank's accounts for 2001 were audited by KPMG Polska Audyt Sp. z o.o. who issued an unqualified opinion.

10. Accounting principles

General information

The semi-annual financial statements of the Bank was prepared following the provisions of the regulation of the Council of Ministers dated 16 October 2001 concerning current and periodical information reported by issuers of securities (Official Journal of NBP No 139, item 1569, with amendments) and the regulations which came into force on 1 January 2002.

On 1 January 2002 the provisions of the Act dated 9 November 2000 on the change in the Accounting Act (Official Journal No 113, item 1189), that for the first time fully apply to the financial statements prepared for 2002, came into force. Following the Act and binding from 1 January 2002, the following regulations related to banking activity were issued:

- Regulation of the Ministry of Finance dated 10 December 2001on specific accounting principles for banks (Official Journal No. 149, position 1673),
- Regulation of the Ministry of Finance dated 12 December 2001 on specific principles for recognition, valuation and presentation of financial instruments (Official Journal No. 149, position 1674),
- Regulation of the Ministry of Finance dated 10 December on the principles of creating provisions for the risks related to the operations of banks (Official Journal No. 149, position 1672),

When comparing to the accounting principles applied and described in the semi-annual and annual financial statements for 2001 the financial statements prepared for the first half of 2002 recognise in material aspects majority of the regulatory changes introduced from 1 January 2002 by the regulations mentioned above. In respect to the valuation of debt securities available for sale the Bank applied principles of the regulation of the Ministry of Finance changing the regulation on specific accounting principles for banks, which comes in to force on 30 September 2002.

Tangible and intangible fixed assets

The tangible and intangible fixed assets are recognised in accordance with their changed definition and presented at cost less accumulated depreciation. Depreciation is provided on the basis of equal annual instalments at the rates defined in approved depreciation schedule for 2002.

Example annual depreciation rates employed by the Bank are as follows:

Buildings and structures	1,5 %	-	4,5 %
Motor vehicles	14,0 %	-	20,0 %
Computers		34,0 %	
Office equipment		20,0 %	
Other tangible fixed assets	7,0 %	-	20,0 %
Computer software and licences (except main operating system which is depreciated at the rate of 20%)		34,0 %	
Other intangible fixed assets		20,0%	

Assets costing less than PLN 3,500 are expensed as they are brought into use.

Previously, fixed assets were periodically subjected to value adjustments with the indices published by the President of the Central Statistical Office. The results of revaluation are reflected in the revaluation reserve in the Bank's equity. No revaluation based on the indices published by the President of the Central Statistical Office has taken place since 31 December 1995.

Foreign currencies

Balance sheet and off-balance sheet items denominated in foreign currencies are translated at the average exchange rate at the balance sheet date as published by the National Bank of Poland.

Foreign exchange differences arising on the revaluation of "operational foreign exchange positions" are recognised in the profit and loss account in the net result on foreign exchange.

Foreign exchange differences arising on the revaluation of "structural foreign exchange positions" are not recognised in the profit and loss account. They are presented in liabilities as income in suspense under the caption "Deferred income".

Items classified as permanent components of the balance sheet were recognised as structural foreign exchange positions and included investments in foreign financial institutions made in foreign currencies.

Other positions denominated in foreign currencies are treated as operational items.

Exchange rates applied to the financial statement are as follows:

in PLN

		30 June 2002	31 December 2001	30 June 2001
1	USD	4.0418	3.9863	3.9871
1	GBP	6.1869	5.7722	5.6062
1	EUR	4.0091	3.5219	3.3783

Equity investments - interests in subordinated undertakings

Investments in subordinated undertakings understood as subsidiaries, joint ventures and associated undertakings are classified as financial assets available for sale.

Fixed and material interests in subordinated undertakings are accounted for under the equity method. Changes in their value as of revaluation date are recognised in the profit and loss account as a participation in net profits (losses) of subordinated undertakings accounted for under the equity method. The result of revaluation of subordinated entities as of 31 December 2001 was recognised as an adjustment of opening balance in retained earnings.

Interests in subordinated undertakings available for sale and minority interests in these undertakings are recognised in balance sheet at cost net of provisions against any permanent diminution in value.

Equity investments - interests in other entities

Interests in entities other than subordinated undertakings are classified as financial assets available for sale. They are recognised in the balance sheet at cost net of provisions against any permanent diminution in value.

Outstanding loans and other receivables

The Bank is in the process of implementation of the new valuation principles for loans based on effective interest rate net of established specific provisions.

Before the end of the first half of 2002 the Bank implemented the procedure in the information system utilised by the Retail Banking Sector. The system is utilised for recording consumer loans and loans related to credit cards.

Other loans and receivables other than those in trading portfolio are recognised at cost adjusted for linear interest accrual net of established specific provisions.

The Bank makes specific provisions, prescribed by the regulation of the Ministry of Finance dated 10 December on the principles of creating provisions for the risks related to the operations of banks (Official Journal No. 149, position 1672). The provision for possible credit losses has been calculated by the classification of credit facilities extended to customers. After categorisation, the following minimum provision percentages have been applied:

1) Normal (only consumer loans excluding housing loans) and watch loans	1.5 %
2) Substandard loans	20 %
3) Doubtful loans	50 %
4) Loss loans	100 %

Certain collateral, specified in regulation of the Ministry of Finance dated 10 December on the principles of creating provisions for the risks related to the operations of banks (Official Journal No. 149, position 1672) is taken into account in the calculation of provisions. In accordance with the regulation noted above, provisions against normal loans noted above are covered by an allocation of up to 25% of the balance of the general provision held by the Bank.

Debt securities

Debt securities are classified in the trading portfolio, available for sale or held until maturity.

Debt securities classified in the trading portfolio or available for sale are recorded in the balance sheet in their fair value. Changes in the fair value of debt securities held in trading portfolio are recognised as income or expense on financial operations. Changes in the fair value of debt securities available for sale are recognised in the capital from revaluation. They are recognised in profit and loss account only when realised.

Debt securities held until maturity include particularly NBP bonds decreasing obligatory reserve. Debt securities held until maturity are recorded at cost net of provisions against any permanent diminution in value.

Interest, discount and premium on all types of debt securities are linearly accrued/amortised to profit and loss account. Adjustments to fair value or for permanent diminution in value are made in relation to the value of the securities set in a way described above.

Repossessed assets in lieu of bad debts

Assets repossessed in lieu of bad debts are recognised in the balance sheet at amounts equal to the value of outstanding debt net of any specific provisions established for the difference between the outstanding debt and the asset's fair value.

Provisions

The Bank establishes specific provisions and other provisions in accordance with the requirements of the regulation of the Ministry of Finance dated 10 December on the principles of creating provisions for the risks related to the operations of banks.

Specific provisions are made based on the assessed risk arising on any particular asset or off-balance sheet commitment.

Specific provisions held against amounts due from the financial sector, non-financial sector and the State Budget sector and specific provisions against any permanent diminution in the value of securities and other assets are deducted from the carrying value of the related assets in the balance sheet. Provisions held against off-balance items are disclosed in the position "Other provisions" in liabilities.

According to the Banking Act dated 29 August 1997 (Official Journal No. 140, position 939), the Bank creates a general risk provision to cover potential risk inherent in banking activity. This general risk provision was created by a charge to costs. The provision is presented in the position "Other provisions" in liabilities.

Furthermore, following the accepted accounting principles, until 31 December 2001 the Bank was creating deferred tax provisions, due to timing difference between the moment of realising income and expense according to the Accounting Act and tax regulations.

In 2002 the Bank continues creating the provision or calculation of the deferred tax asset. However, deferred tax provision or asset related to operations recognised in the Bank's equity is recognised in the Bank's equity.

Prepayments and accruals

Income and expense are recognised and accounted for on an accrual basis. In particular, this includes general expenses of the Bank.

Special Bonds

Special Bonds are recognised at their nominal value as a part of the Bank's equity. Special Bonds of the first issue do not bear interest, and if not converted into shares they will be repurchased at their nominal value. Each Special Bond gives its holder a right to participate in profit distributions on the same basis as ordinary shares commencing 1997. Furthermore, holders of Special Bonds have the right to acquire newly issued shares on the same basis as shareholders of the Bank.

Equity reserves

Equity reserves are stated at nominal value.

Derivative instruments

In previous years and as of 30 June 2002 the Bank recognised all derivative instruments as financial assets and liabilities held for trading purposes. The Bank marked to market the instruments and differences were included in the profit and loss account as income or expense from financial operations.
So far the Bank have never implemented hedge accounting.

Calculating the net result

The net result is calculated in compliance with the concept of prudence, accrual accounting and the matching concept. The amount of net result reflects all income and relevant expenses set off against the income within a particular reporting period, irrespective of the day on which these are received or paid.

Interest income and expenses

Interest income expense includes received or accrued interest on interbank placement, loans and securities. Interest income and discount accrual on receivable classified as normal is recognised in profit and loss

account on an accrual basis. Any prepayments are recognised in the profit and loss account in the respective reporting period. Interest expense is recognised in the profit and loss account on an accrual basis.

Commission income and expense

Commissions are mainly comprised of amounts other than interest income on loans, guarantees, L/Cs and fees for maintenance of current accounts, banking operations and servicing credit cards.

Commissions exceeding PLN 40 thousand and not related to one-off closed deals are amortised on a linear basis to the profit and loss account over the life of the underlying deal. Commissions not exceeding PLN 40 thousand are recognised in the profit and loss account at the time of their receipt.

Bonuses, retirement and Jubilee Awards

Performance bonuses for management are accrued in the year on which performance is measured. Further bonuses in the form of notional stock options are awarded to members of the management. These may be exercised at mark-to-market price after 36 months since granted. The accrual for future payments is made and subject to further verification and replenishment until it is realised. The accrual for bonuses and stock options is disclosed in Accruals and Deferred Income.

Within its salary scheme, the Bank guarantees those employees, who are employed within the framework of the Collective Work Agreement, retirement and jubilee payments that are based on the number of years in employment with the Bank and other Citigroup's entities, taking into account the period directly before the date of acquirement of the right to these awards. Those employees, who joined the Bank before 1 March 2001, retain their work history recorded under the previous Collective Work Agreement effective from 1 January 1997. In the previous years the retirement and jubilee payments were recognized as expenses as they were paid and no accrual was made for future payments. The Management Board of the Bank considered as more appropriate accruing for future payments and decided on the change in accounting principles in this respect starting from 2001.

Other operating income/expenses

Other operating income/expenses are comprised of income and expenses that that are not directly related to banking activity. These include income and expenses due to sale or liquidation of fixed assets and repossessed assets, compensation, penalties and fines.

Corporate income tax

The presentation of corporate income tax includes the Bank's current tax liability arising from the income earned and deferred tax.

In the previous years, in accordance with the adopted accounting principles, the Bank either established a deferred tax provision or recognised a deferred tax asset by assessing the timing differences between the recognition of income and expense for accounting and tax purposes. Towards the end of 2001, the Bank changed the method of assessing deferred tax asset. Previously, deferred tax had been calculated at the rate in force for the period following the given balance sheet date. At 31 December 2001, the Bank analysed individual items of timing differences, focusing on the expected time of their realisation (i.e. the year in which the tax liability arises or negative differences become tax deductible. Such an analysis is complex due to significant differences between accounting and tax principles and uncertainty as to the time horizon for the realisation of timing differences.

In the course of this, the Bank found that the largest sensitivities occur in establishing the timing of the charge to specific provisions for income tax purposes. As a result, and in accordance with the requirement of prudence, the Bank found it most appropriate that the tax rate applied to this item of interim timing differences should be the last and lowest tax rate coming into force on January 2004,

which is already enacted - and not the rate in force in 2002 - as most of the specific provisions are likely to be realised for income tax purposes in later reporting periods.

Similar methodology was implemented as of 30 June 2002.

Accelerated capital allowances

Based on the Ordinance of the Council of Ministers dated 25 January 1994 (Official Journal No. 18, position 62 with subsequent amendments) and in compliance with article 18a of the Corporate Income Tax Act (Official Journal from 1993 No. 106 position 482 with amendments) the Bank in the period 1994-1999 deducted from taxable income total expenditures amounting to PLN 187,102 thousand. Additionally, in 1995-2000, the Bank charged a further PLN 93,551 thousand, which accounted for up to 50% of investment spending charged against income in previous financial years (the so-called investment premium).
Additionally, Citibank (Poland) SA, over 1994-1997, reduced the taxable income by PLN 91,401 thousand in capital allowances and by PLN 21,599 thousand in investment premium.

The depreciation of fixed assets subject to capital allowances and made using the depreciation rates defined in the depreciation plan, is treated as a non-deductible expense for tax purposes. As at 30 June 2002, a balance of PLN 145,858 thousand, representing the non-amortised value of fixed assets subject to capital allowances, is included as a timing difference in the deferred tax calculation.

11. EURO/Zloty rates

The following rates of exchange of PLN against EUR, as set by the NBP, obtained in periods covered by the accounts and the comparable financial data:

	30 June 2002	31 December 2001	30 June 2001
Exchange rate in force at 30 June	4.0091	3.5219	3.3783
Average rate, computed as the arithmetical mean of the rates in force on the last day of each month in the reporting period	3.7026	3.6509	3.5806
Average rate, computed as the arithmetical mean of the rates in force on the last day of each of last 12 months	3.7119	3.6509	3.7563
The highest rate for the last day in the month in the period	4.0091	3.8843	3.8015
The lowest rate for the last day in the month in the period	3.5910	3.3783	3.3783

12. Major items of the balance sheet, profit and loss statement and cash flow statement converted into euro terms

The major items of the balance sheet and the cash flow statement concerning these financial statements and comparatives are converted into the EUR at average rates of exchange announced by the National Bank of Poland, in force on the last day of period.

The major items of the profit and loss statement are converted into the EUR at rates being the arithmetical

averages of the average zloty/euro rates of exchange announced by the National Bank of Poland, in force on the last day of each month of the respective period.

The diluted profit per share is converted into the EUR at rates being the arithmetical averages of the average zloty/euro rates of exchange announced by the National Bank of Poland, in force on the last day of last 12 months prior to the reporting date.

in EUR thousand

BALANCE SHEET	**30 June 2002**	**31 December 2001**	**30 June 2001**
Cash and due from Central Bank	284,154	659,429	362,088
Due from financial institutions	1,878,103	2,023,532	1,557,751
Due from customers	3,459,978	4,022,960	4,423,338
Due from budget	2,400	8,968	4,721
Debt securities	768,328	699,196	954,936
Equity investments and other financial assets	979,990	1,151,955	948,275
Tangible and intangible fixed assets	552,664	671,085	705,737
Other assets	148,997	175,533	244,149
Total assets	**8,074,614**	**9,412,658**	**9,300,995**
Due to Central Bank	42,964	60,333	165,337
Due to financial institutions	1,042,995	1,392,842	1,556,710
Due to customers	3,976,388	4,681,331	4,335,795
Due to budget	250,517	250,699	265,148
Securities issued	-	-	7,146
Liabilities arising on financial instruments	823,734	901,591	506,020
Other liabilities	364,317	328,081	603,378
Provisions	106,577	120,933	120,320
Equity	1,467,122	1,676,848	1,741,141
Total liabilities	**8,074,614**	**9,412,658**	**9,300,995**

EUR thousand

Profit and loss account	**6 months ended 30 June**	
	2002	**2001**
Net interest income	86,052	103,383
Net fee and commission income	67,775	61,056
Result on equity investments	2,143	9,029
Result on financial operations	14,715	(5,731)
FX result	106,992	101,380
Result on banking activity	277,676	269,117
Result on operational activity	59,968	58,056
Gross profit/(loss)	59,968	58,056
Net profit/(loss)	**38,409**	**39,101**

EUR thousand

Cash flow statement	6 months ended 30 June	
	2002	2001
Net cash flow from operating activities – indirect method	(109,754)	247,017
Net cash flow from investing activities	126,996	(19,226)
Net cash flow from financing activities	(239,812)	(140,005)
Net cash flow, total	(222,570)	87,786
Change in net cash and cash equivalents	**(222,570)**	**87,786**
Cash and cash equivalents at beginning of period	680,028	238,821
Cash and cash equivalents at end of period	457,458	326,607

13. Main differences between Polish and International Accounting Standards

The Bank prepares financial statements in accordance with both Polish Accounting Standards (PAS) and International Accounting Standards (IAS). There are some differences in accounting principles introduced in both cases. The principal differences can be presented as follows:

- in the financial statements prepared according to PAS, a general risk provision was created for the first time in 1998 based on Banking Law (simultaneously the risk fund constituting a part of equity under the previous Banking Law was dissolved). In the financial statements prepared according to IAS, a general risk provision was established in previous years as a result, temporary timing differences in the level and charges to the general risk provision arise,

- according to PAS, shareholding in special purpose vehicles are accounted for under an equity method. In the financial statements prepared according to IAS, these subsidiaries are fully consolidated,

- according to PAS, the annual charge to the Employees' Social Fund is made in the form of a profit distribution. In the financial statements prepared according to IAS, such charges to the fund are presented as an additional general expense in the following year,

Reconciliation of the main items of the financial statements prepared according to PAS to the financial statements prepared according to IAS will be presented in the introduction to the consolidated financial statements of the Bank.

BALANCE SHEET

as of	Note	30.06.2002	31.12.2001	30.06.2001
ASSETS				
I. Cash and due from NBP	1	**1,139,203**	**2,322,443**	**1,223,241**
II. Treasury bills and other bills eligible for refinancing with NBP		-	-	-
III. Due from other financial institutions	2	**7,529,501**	**7,126,678**	**5,262,550**
1. Current		928,832	3,298,437	3,245,744
2. Term		6,600,669	3,828,241	2,016,806
IV. Receivables from customers	3	**13,871,401**	**14,168,464**	**15,281,194**
1. Current		4,371,716	3,522,887	3,981,477
2. Term		9,499,685	10,645,577	11,299,717
IV. Receivables from budget	4	**9,620**	**31,583**	**15,948**
1. Current		377	20,099	9,188
2. Term		9,243	11,484	6,760
VI. Receivables subject to securities sale and repurchase agreements	5	-	-	-
VII. Debt securities	6	**3,080,305**	**2,462,497**	**3,226,059**
VIII. Investments in subsidiary undertakings	7,10	**365,483**	**404,916**	**434,681**
IX. Investments in joint ventures	8,10	**20,661**	**101,829**	**71,829**
X. Investments in associated undertakings	9,10	**94,064**	**116,890**	**234,184**
XI. Minority investments	11	**62,355**	**57,770**	**88,299**
XII. Other securities and property rights	12	**3,386,313**	**3,375,666**	**2,374,565**
XIII. Intangible fixed assets	14	**1,414,203**	**1,453,876**	**1,464,346**
- goodwill		1,352,313	1,388,536	1,424,758
XIV. Tangible fixed assets	15	**801,481**	**909,620**	**919,846**
XV. Other assets	16	**222,800**	**296,479**	**445,172**
1. Repossessed assets		7,677	7,677	7,677
2. Other		215,123	288,802	437,495
XVI. Interperiod settlements	17	**374,545**	**321,729**	**379,636**
1. Deferred tax		312,609	271,927	301,009
2. Other interbank settlements		61,936	49,802	78,627
Total assets		**32,371,935**	**33,150,440**	**31,421,550**
LIABILITIES				
I. Due to NBP		**172,245**	**212,486**	**558,559**
II. Due to other financial institutions	20	**4,181,473**	**4,905,451**	**5,259,033**
1. Current		2,134,793	2,029,014	1,262,596
2. Term		2,046,680	2,876,437	3,996,437
III. Due to customers	21	**15,941,736**	**16,487,181**	**14,647,617**
1. Savings deposits		-	-	-
a) Current				
b) Term				
2. Other		15,941,736	16,487,181	14,647,617
a) Current		6,722,311	6,645,739	5,031,941
b) Term		9,219,425	9,841,442	9,615,676
IV. Due to budget	22	**1,004,349**	**882,937**	**895,748**
a) Current		353,330	284,093	269,034
b) Term		651,019	598,844	626,714
V. Liabilities in respect of securities subject to sale and repurchase agreements	23	-	-	-
VI. Securities issued	20,21, 22,24	-	-	**24,143**
1. Short term				24,143
2. Long term				-
VII. Other liabilities arising on financial instruments		**3,302,433**	**3,175,314**	**1,709,486**
VIII. Funds for staff benefit and other liabilities	25	**714,312**	**427,977**	**1,369,195**
IX. Accruals and deferred income	26	**746,271**	**727,491**	**669,195**
1. Interperiod settlements		106,213	145,403	194,871
2. Negative goodwill		-	-	-
3. Other deferred income and income in suspense		640,058	582,088	474,324
X. Provisions	27	**427,279**	**425,913**	**406,476**
1. Provision for corporate income tax		-	-	-
2. Other provisions		427,279	425,913	406,476

a) short term		31,497	74,464	79,197
b) long term		395,782	351,449	327,279
XI. Subordinated debt	28	-	-	-
XII. Share capital	29	500,902	430,308	430,308
XIII. Unpaid contribution to share capital (negative value)		-	-	-
XIV. Own shares (negative value)	30	-	-	-
XV. Equity reserves	31	3,044,585	3,044,585	3,044,585
XVI. Revaluation reserve	32	46,059	76,958	77,609
XVII. Other reserves	33	2,165,987	2,190,203	2,189,552
XVIII. Undistributed profit or (not covered loss) of prior year		-17,908	-	-
XIX. Net profit (loss)		142,212	163,636	140,044
Total liabilities		32,371,935	33,150,440	31,421,550

Capital adequacy ratio	34	18.49	21.22	20.19

Book value (excluding Special Bonds)		5,860,101	5,813,360	5,789,768
Number of shares		125,225,600	107,577,100	107,577,100
Book value per share (in PLN)	35	46.80	54.04	53.82

Book value (including Special Bonds)		5,881,837	5,905,690	5,882,098
Assumed number of shares *		130,659,600	130,659,600	130,659,600
Diluted book value per share (in PLN)*	35	45.02	45.20	45.02

*/ Diluted number of shares includes ordinary shares and Special Bonds.

OFF-BALANCE SHEET ITEMS

as at		30.06.2002r.	31.12.2001r.	30.06.2001r.
I. Contingent liabilities granted and received		**11,558,930**	**11,952,689**	**12,544,868**
1. Contingent liabilities granted:	36	9,352,042	10,479,763	11,133,230
a) lending		6,299,066	7,679,017	8,066,703
b) guarantees		3,052,976	2,800,746	3,066,527
2. Commitments received:	37	2,206,888	1,472,926	1,411,638
a) lending		-	352,000	168,241
b) guarantees		2,206,888	1,120,926	1,243,397
II. Commitments resulting from sale/purchase transactions		**117,721,987**	**110,289,284**	**101,942,615**
III. Other, including:		**5,346,123**	**1,391,792**	**1,037,768**
- Rental and similar commitments		38,548	54,596	54,596
- Collateral received		5,307,575	1,337,196	983,172
TOTAL OFF-BALANCE SHEET ITEMS		**134,627,040**	**123,633,765**	**115,525,251**

PROFIT AND LOSS ACCOUNT

for the period	Note	01.01 - 30.06 2002	01.01 - 30.06 2001
I. Interest income	38	945,170	1,371,295
II. Interest expense	39	(626,555)	(1,001,122)
III. Net interest income (I-II)		**318,615**	**370,173**
IV. Fee and commission income	40	264,768	238,027
V. Fee and commission expenses		(13,823)	(19,410)
VI. Net fee and commission income (IV-V)		**250,945**	**218,617**
VII. Income from shares and other securities	41	**7,933**	**32,328**
1. Subsidiary undertakings		7,933	
2. Joint ventures			140
3. Associated undertakings			32,188
4. Other entities			
VIII. Net profit on financial operations	42	**54,483**	**(20,521)**
IX. Net profit on foreign exchange		**396,148**	**363,003**
X. Profit / (loss) on banking activity		**1,028,124**	**963,600**
XI. Other operating income	43	**27,870**	**24,655**
XII. Other operating expenses	44	**(59,345)**	**(39,800)**
XIII. General expenses	45	**(529,406)**	**(492,619)**
XIV. Depreciation		**(77,744)**	**(77,394)**
XV. Charges to provisions and revaluation	46	(587,047)	(403,622)
1. Charges to specific provisions and general risk fund		(553,344)	(402,824)
2. Revaluation of financial assets		(33,703)	(798)
XVI. Release of provisions and revaluation	47	419,587	233,057
1. Release of specific provisions and provision for general risk fund		415,905	221,887
2. Revaluation of financial assets		3,682	11,170
XVII. Net (charges to) / release of provisions and decrease in respect of		**(167,460)**	**(170,565)**
XVIII. Operating profit		**222,039**	**207,877**
XIX. Extraordinary (losses)/gains		0	-
1. Extraordinary gains	49	0	
2. Extraordinary losses	50		
XX. Profit before taxation		**222,039**	**207,877**
XXI. Corporate income tax	51	**(80,761)**	**(67,833)**
1. Current		(122,340)	(101,809)
2. Deferred		41,579	33,976
XXII. Other obligatory charges to profit / (loss)	52		
XXIII. Participation in net profits (losses) of subordinated entities consolidated on an equity basis	53	**934**	
XXIV. Net profit (loss)	54	**142,212**	**140,044**

Net profit / (loss) (annual basis)		**165,804**	**205,249**
Average weighted number of ordinary shares		**125,225,600**	**107,577,100**
Net profit / (loss) per ordinary shares (in PLN)	55	**1.32**	**1.91**

Assumed average weighted number of ordinary shares		**130,659,600**	**130,659,600**
Diluted profit / (loss) per ordinary share (in PLN)	55	**1.27**	**1.57**

CHANGES IN OWN EQUITY

for the period	01.01-30.06 2002	01.01.-31.12 2001	01.01-30.06 2001
I. Opening balance	5,905,690	3,239,551	3,239,551
a) changes in adopted accounting principles	(17,908)		-
b) corrections of fundamental errors	-	-	-
I.a. Opening balance, after reclassifications to conform with current year presentation	5,887,782	3,239,551	3,239,551
1. Opening balance of share capital	430,308	279,670	279,670
1.1. Changes in share capital	70,594	150,638	150,638
a) increases (in respect of)	70,594	150,638	150,638
- issue of shares	-	150,638	150,638
- conversion of the Special Bonds	70,594	-	-
b) decreases (in respect of)	-	-	-
- amortisation			
1.2. Closing balance	500,902	430,308	430,308
2. Opening balance of unpaid contribution to share capital	-	-	-
2.1. Changes in unpaid contribution to share capital			
a) increase			
b) decrease			
2.2. Closing balance	-	-	-
3. Own shares - opening balance			
a) increase			
b) decrease			
3.1. Own shares - closing balance			
4. Opening balance of equity reserves	3,044,585	538,000	538,000
3.1. Changes in equity reserves	-	2,506,585	2,506,585
a) increases (in respect of)	-	2,506,585	2,506,585
- issue of shares with premium		2,485,534	2,485,534
- distribution of profit (according to the law regulations)			
- distribution of profit (voluntary)		21,051	21,051
b) decreases (in respect of)	-	-	-
- covered loss of prior period			
4.2. Closing balance of equity reserves	3,044,585	3,044,585	3,044,585
5. Opening balance of revaluation reserve	76,958	77,860	77,860
5.1. Changes in revaluation reserve	(30,900)	(902)	(251)
a) increase (in respect of)	15,167	-	-
- revaluation of financial assets	15,167		
b) decrease (in respect of)	(46,067)	(902)	(251)
- sale and liquidation of fixed assets	(46,067)	(893)	(242)
- contribution of COK BH to DM BH	-	(9)	(9)
5.2. Closing balance of revaluation reserve	46,058	76,958	77,609
6. Opening balance of general risk fund	390,000	340,000	340,000
5.1. Changes in general risk fund	-	50,000	50,000
a) increase (in respect of)	-	50,000	50,000
- distribution of profit		50,000	50,000
b) decrease (in respect of)	-	-	-
6.2. Closing balance of general risk fund	390,000	390,000	390,000
7. Opening balance of other reserves	1,800,203	1,799,310	1,799,310
7.1. Changes in other reserves	(24,215)	893	242
a) increase (in respect of)	46,379	893	242
- distribution of profit	312	-	-
- realization of revaluation reserve	46,067	893	242
b) decreases (in respect of)	(70,594)		
- conversion of the Special Bonds	(70,594)		
7.2. Closing balance of other reserves	1,775,988	1,800,203	1,799,552

8. Opening balance of undistributed profit or not covered loss	**163,636**	**204,711**	**204,711**
8.1. Opening balance of undistributed profit	**163,636**	**204,711**	**204,711**
a) changes in adopted accounting principles	(17,908)	-	-
b) corrections of fundamental errors	-	-	-
8.2. Opening balance of undistributed profit, after reclassifications to conform to current year presentation	**145,728**	**204,711**	**204,711**
8.3. Change of undistributed profit	**(163,636)**	**(204,711)**	**(204,711)**
a) increase (in respect of)	-	-	-
- prior years' profit distribution			
b) decrease (in respect of)	(163,636)	(204,711)	(204,711)
- charge to equity reserve	(312)	-	-
- charge to equity reserves	-	(21,052)	(21,052)
- charge to general risk fund	-	(50,000)	(50,000)
- dividend	(163,324)	(130,659)	(130,659)
- charges to special fund-employee fund	-	(3,000)	(3,000)
8.4. Closing balance of undistributed profit	-	-	-
8.5. Opening balance of not covered loss	-	-	-
a) changes in adopted accounting principles	(17,908)		
b) corrections of fundamental errors			
8.6. Opening balance of not covered loss, after reclassifications to conform with current year presentation	(17,908)	-	-
8.7. Change in not covered loss from previous years			
a) increase (in respect of)			
- loss to be covered in the following years			
b) decrease (in respect of)			
8.8. Closing balance of not covered loss	(17,908)		
8.9. Closing balance of undistributed profit or not covered loss		-	-
9. Net profit / (loss)	**142,212**	**163,636**	**140,044**
a) net profit	142,212	163,636	140,044
b) net loss			
II. Closing balance of own equity	**5,881,837**	**5,905,690**	**5,882,098**
III. Own equity after proposed profit distribution (covering loss)	**5,881,837**	**5,742,365**	**5,882,098**

CASH FLOW STATEMENT

for the period	01.01-30.06 2002	01.01-30.06 2001
A. CASH FLOW FROM OPERATIONAL ACTIVITIES		
(indirect method)		
I. Net profit (loss)	**142,212**	**140,044**
II. Adjustments for:	**(582,225)**	**694,455**
1. Participation in profits (losses) of subordinated entities accounted for on an equity basis	(934)	-
2. Depreciation	77,744	77,394
3. Foreign exchange gains / (losses)	32,295	(187,075)
4. Interest and dividends	65,728	31,166
5. Profit / loss on investment activity	17,962	10,302
6. Changes in other reserves	1,366	82,673
7. Change in debt securities held	(1,007,593)	(1,202,275)
8. Change in amounts due from financial sector	(111,888)	2,164,271
9. Change in receivables from customers and Budget	319,025	819,523
10. Change in receivables in respect of securities subject to sale and repurchase agreements	-	-
11. Change in equity investments and in other financial assets	(26,892)	(788,994)
12. Change in amounts due to financial sector	103,607	(1,305,219)
13. Change in amounts due to customers and budget	(424,033)	394,867
14. Change in payables in respect of securities subject to sale and repurchase agreements	-	-

15. Change in securities issued	-	1,346
16. Change in other liabilities	(34,452)	78,501
17. Change in interperiod settlements	(92,006)	(195,757)
18. Change in deferred income	27,451	36,320
19. Other items	470,395	677,412
III. Net cash flow from operating activity (I +/- II) - indirect method	**(440,013)**	**834,499**
B. CASH FLOW FROM INVESTMENT ACTIVITIES		
I. Cash inflows from investing activities	**760,599**	**86,610**
1. Sale of investments in subsidiary undertakings	73,287	-
2. Sale of investments in joint ventures	-	-
3. Sale of investments in associated undertakings	8,091	41,774
4. Sale of other investments, other securities and other financial assets	578,117	16,575
5. Sale of intangible and tangible fixed assets	93,129	1,329
6. Sale of investments in real estate and intangible fixed assets	-	-
7. Other inflows	7,975	26,932
II. Cash outflows from investment activities	**(251,460)**	**(151,560)**
1. Acquisition of investments in subsidiary undertakings	(10,627)	(38,696)
2. Acquisition of investments in joint ventures	-	-
3. Acquisition of investments in associated undertakings	-	-
4. Acquisition of other investments, other securities and other financial assets	(177,081)	(33)
5. Acquisition of intangible and tangible fixed assets	(63,752)	(108,317)
6. Acquisition of investments in real estate and intangible fixed assets	-	-
7. Other outflows	-	(4,514)
III. Net cash flow from investment activity (I-II)	**509,139**	**(64,950)**
C. CASH FLOW FROM FINANCIAL ACTIVITIES		
I. Cash inflows from financial activities	**0**	**14,520**
1. Long-term loans taken from banks	-	-
2. Long-term loans taken from other than banks financial institutions	-	-
3. Issuance of debt securities	-	-
4. Increase in subordinated debt	-	-
5. Inflows from issuance of own shares	-	-
6. Other inflows	-	14,520
II. Cash outflows from financial activities	**(961,430)**	**(487,500)**
1. Repayment of long-term loans to banks	(882,634)	(396,603)
2. Repayment of long-term loans to other institutions	-	-
3. Redemption of debt securities	-	-
4. Decrease in financial liabilities	-	-
5. Payments related to financial lease agreements	-	-
6. Change in subordinated debt	-	-
7. Payment of dividends and other payments to owners	-	-
8. Payments related to profit distributions, other than dividend	-	-
9. Purchase of own shares	-	-
10. Other outflows	(78,796)	(90,897)
III. Net cash flow from financial activity (I-II)	**(961,430)**	**(472,980)**
D. CHANGE IN NET CASH FLOW, TOTAL (A+/-B+/-C)	**(892,304)**	**296,569**
E. BALANCE SHEET CHANGE IN CASH	**(892,304)**	**296,569**
- in this change in cash arising on FX differences on foreign currencies	54,743	(6,437)
F. CASH AT THE BEGINNING OF REPORTING PERIOD	**2,726,299**	**806,809**
G. CASH AT THE END OF REPORTING PERIOD (F+/- D)	**1,833,995**	**1,103,378**
- including the one with limited possibility of disposal	-	-

EXPLANATORY NOTES

NOTES TO BALANCE SHEET

Note 1

CASH AND DUE FROM NBP	first half of 2002	2001	first half of 2001
1. Current placements a'vista	1,139,203	2,322,443	1,223,239
2. Obligatory reserve	-	-	-
3. Amounts of Bank Guarantee Fund	-	-	-
4. Other	0	0	2
Total cash and due from NBP	**1,139,203**	**2,322,443**	**1,223,241**

CASH (CURRENCY STRUCTURE)	first half of 2002	2001	first half of 2001
a. in PLN	1,088,919	2,255,307	1,173,918
b. in foreign currencies (in currency and converted into PLN)	50,284	67,136	49,323
b1. unit/currency DEM '000	-	15,190	7,176
PLN '000		27,352	12,395
b2. unit/currency EUR '000	4,663	-	-
PLN '000	18,693		
b3. unit/currency USD '000	6,471	7,516	6,270
PLN '000	26,154	29,961	25,001
b4. other currencies (PLN '000)	5,437	9,823	11,927
Total cash	**1,139,203**	**2,322,443**	**1,223,241**

Cash balances pledged or assigned:

- the Bank maintained obligatory reserve on a current account at the NBP, with the declared balance on these at 30 June 2002, amounting to PLN 852,987 thousand (at 31 December 2001, the corresponding amount was PLN : 858,712 thousand, 30 June 2001: 774,443 thousand).

As of 31 December 2001 cash balances held included PLN 95,000 thousand of obligatory reserve, which under NBP regulations must be held as a minimum balance of vault cash (at 30 June 2001, the corresponding amount was PLN 86,000 thousand),

The Bank may draw on its obligatory reserve provided that the sum total of the average monthly balance on its current account at the NBP and the balance of vault cash in zloty held at the Bank is no less than the declared reserve balance.

Note 2

DUE FROM OTHER FINANCIAL INSTITUTIONS (BY CATEGORY)	first half of 2002	2001	first half of 2001
a. Current accounts	927,371	3,297,794	3,243,575
b. Loans and placements, including	6,577,632	3,855,073	2,057,830
- placements in other banks and financial institutions	5,232,008	2,741,207	932,214
c) Purchased receivables	50,678	49,582	11,836
d) Realised guarantees	340	335	335
e) Other receivables (in respect of)	1,496	643	2,169
- receivables in the course of settlement	1,496	643	2,169
f) Interest:	62,446	54,180	52,487
- receivable	37,101	32,497	35,816
- overdue	25,345	21,683	16,671
Due from other financial institutions - gross	**7,619,963**	**7,257,607**	**5,368,232**
g. Provision (negative value)	(90,462)	(130,929)	(105,682)
Due from other financial institutions - net	**7,529,501**	**7,126,678**	**5,262,550**

At 30 June 2002, gross loans extended to lease finance companies amounted to PLN 1,099,676 ousand (at 31 December 2001, the corresponding amount was PLN 684,309 thousand; 30 June 2001: PLN 709,847 thousand), while debt purchased from lease finance companies stood at PLN 21.866 thousand (at 31 December 2001, the corresponding amount was PLN 21,961 thousand: 30 June 2001: PLN 463 thousand).

DUE FROM OTHER FINANCIAL INSTITUTIONS (by time to maturity)	first half of 2002	2001	first half of 2001
a. Current accounts	928,868	3,298,437	3,245,744
b. Term, with maturity from balance sheet date:	6,628,649	3,904,990	2,070,001
- up to 1 month	4,714,500	2,011,057	726,112
- 1 month - 3 months	670,438	808,984	197,800
- 3 months - 1 year	263,485	216,485	386,419
- 1 year - 5 years	828,299	706,601	615,884
- over 5 years	36,741	41,880	21,709
- matured before balance sheet date	115,186	119,983	122,077
c. Interest	62,446	54,180	52,487
- receivable	37,101	32,497	35,816
- overdue	25,345	21,683	16,671
Due from other financial institutions - gross	**7,619,963**	**7,257,607**	**5,368,232**

DUE FROM OTHER FINANCIAL INSTITUTIONS (by contractual maturity)	first half of 2002	2001	first half of 2001
a. Current accounts	928,868	3,298,437	3,245,744
b. Term, with maturity from balance sheet date:	6,628,649	3,904,990	2,070,001
- up to 1 month	3,449,297	1,393,325	616,665
- 1 month - 3 months	1,854,286	1,279,878	178,995
- 3 months - 1 year	100,517	194,716	336,641
- 1 year - 5 years	803,027	807,487	701,987
- over 5 years	421,522	229,584	235,713
c. Interest	62,446	54,180	52,487
- receivable	37,101	32,497	35,816
- overdue	25,345	21,683	16,671
Due from other financial institutions - gross	**7,619,963**	**7,257,607**	**5,368,232**

Interest on amounts receivable from financial institutions is shown in the balance sheet under "Due from financial institutions, term"

DUE FROM OTHER FINANCIAL INSTITUTIONS (by currency structure)	first half of 2002	2001	first half of 2001
a. in PLN	1,060,221	784,846	1,535,663
b. in foreign currencies (in currency and converted into PLN)	6,559,742	6,472,761	3,832,569
b1. unit/currency CHF '000	95,454	61,990	17,578
PLN '000	259,884	147,289	39,041
b2. unit/currency EUR '000	290,388	550,050	216,885
PLN '000	1,164,194	1,937,221	732,702
b3. unit/currency USD '000	1,171,216	1,038,291	670,767
PLN '000	4,733,821	4,138,938	2,674,417
b4. unit/currency clearing dollars '000	50,317	50,317	37,595
PLN '000	203,345	199,260	148,484
b5. other currencies (in PLN '000)	198,498	50,053	237,925
Due from other financial institutions - gross	**7,619,963**	**7,257,607**	**5,368,232**

DUE FROM OTHER FINANCIAL INSTITUTIONS - GROSS	first half of 2002	2001	first half of 2001
1. Normal	7,204,397	6,882,774	5,004,873
2. Watch	203,539	169,100	187,720
3. Irregular, in this:	149,565	151,481	122,969
- substandard	16,390	26,491	128
- doubtful	19,031	5,599	1,556
- loss	114,144	119,391	121,285
4. Purchased receivable discount	16	72	183
5. Accrued interest	62,446	54,180	52,487
a) receivable	37,101	32,497	35,816
b) overdue	25,345	21,683	16,671
- from normal and watch receivables	344	275	368
- from loss receivables	25,001	21,408	16,303
Due from other financial institutions - gross	**7,619,963**	**7,257,607**	**5,368,232**

LEGAL COLLATERAL DIMINISHING BASIS FOR CALCULATION OF SPECIFIC PROVISIONS FOR NON-PERFORMING RECEIVABLES FROM OTHER FINANCIAL INSTITUTIONS	first half of 2002	2001	first half of 2001
a) watch	-	-	-
b) irregular	47,277	43,458	28,124
- substandard	5,971	7,005	128
- doubtful	11,652	2,001	889
- loss	29,654	34,452	27,107
Total legal collateral diminishing basis for calculation of specific provisions for non-performing receivables from other financial institutions	**47,277**	**43,458**	**28,124**

PROVISIONS FOR RECEIVABLES FROM OTHER FINANCIAL INSTITUTIONS	first half of 2002	2001	first half of 2001
a) watch	-	40,293	11,157
b) irregular	90,462	90,636	94,525
- substandard	2,084	3,897	-
- doubtful	3,889	1,799	334
- loss	84,489	84,940	94,191
Total provisions for receivables from other financial institutions	**90,462**	**130,929**	**105,682**

MOVEMENTS IN PROVISIONS FOR RECEIVABLES FROM OTHER FINANCIAL INSTITUTIONS	first half of 2002	2001	first half of 2001
Opening balance	130,929	115,921	115,921
a) increases (in respect of)	5,406	39,046	6,145
- charges to provisions	3,679	39,045	2,587
- FX differences	478	-	3,558
- reclassifications	1,249	-	-
- other	-	1	-
b) use (in respect of)	-	-	-
- write-offs			
c) release (in respect of)	(45,873)	(24,038)	(16,384)
- release of provisions	(45,873)	(23,107)	(11,953)
- contribution in kind of COK BH to DM BH	-	(26)	(26)
- FX differences	-	(905)	(55)
- reclassifications	-	-	(4,228)
- other	-	-	(122)
2. Provisions for receivables from other financial institutions - closing balance	**90,462**	**130,929**	**105,682**
3. Required level of provisions for amounts due from other financial institutions at the end of the period, as per regulations being in force	**90,263**	**90,635**	**94,512**

At 30 June 2002, amounts due from financial institutions included PLN 47,289 thousand in pledges or assignments in the form of placements at such institutions collateralising derivatives transactions thousand (at 31 December 2001, the corresponding amount was PLN 26,589 thousand; 30 June 2001: PLN 7,575 thousand).

Amounts due from financial institutions – demand included PLN 203,345 thousand denominated in clearing dollars and held at a foreign bank on behalf of one of the Bank's customers, relating to settlements with Turkey (at 31 December 2001, the corresponding amount was PLN 199,260 thousand; 30 June 2001: PLN 148,484 thousand).

Note 3

RECEIVABLES FROM CUSTOMERS (BY CATEGORY)	first half of 2002	2001	first half of 2001
a. Loans	14,297,792	14,603,440	15,746,611
b. Purchased receivables	294,960	256,689	105,465
c. Realised guarantees	49,046	43,720	29,144
d. Other receivables (in respect of)	15,476	6,149	17,917
- receivables in the course of settlement	15,476	6,149	17,917
e. Interest	437,096	357,909	343,817
- receivable	176,459	115,038	128,227
- overdue	260,637	242,871	215,590
Receivables from customers - gross	**15,094,370**	**15,267,907**	**16,242,954**
7. Provision	(1,222,969)	(1,099,443)	(961,761)
Receivables from customers - net	**13,871,401**	**14,168,464**	**15,281,194**

Receivables from customers (by term to maturity)	first half of 2002	2001	first half of 2001
a. Current accounts	4,509,134	3,533,347	4,005,438
b. Term, with maturity from balance sheet date:	10,148,140	11,376,651	11,893,699
- up to 1 month	2,775,452	3,061,325	2,892,660
- 1 month - 3 months	1,249,302	1,279,378	1,128,611
- 3 months - 1 year	1,714,721	2,575,338	3,011,907
- 1 year - 5 years	2,805,264	2,640,383	2,908,389
- over 5 years	594,726	662,804	770,743
- matured before balance sheet date	1,008,675	1,157,423	1,181,389
c. Interest	437,096	357,909	343,817
- receivable	176,459	115,038	128,227
- overdue	260,637	242,871	215,590
Receivables from customers - gross	**15,094,370**	**15,267,907**	**16,242,954**

RECEIVABLES FROM CUSTOMERS (by contractual maturity)	first half of 2002	2001	first half of 2001
a. Current accounts	4,509,134	3,533,347	4,005,438
b. Term, with maturity from balance sheet date:	10,148,140	11,376,651	11,893,699
- up to 1 month	1,363,527	1,694,690	1,613,098
- 1 month - 3 months	1,207,515	880,336	1,421,744
- 3 months - 1 year	2,628,651	3,662,241	3,205,460
- 1 year - 5 years	2,611,390	2,941,983	3,012,539
- over 5 years	2,337,057	2,197,401	2,640,858
c. Interest	437,096	357,909	343,817
- receivable	176,459	115,038	128,227
- overdue	260,637	242,871	215,590
Receivables from customers - gross	**15,094,370**	**15,267,907**	**16,242,954**

Interest on receivables from customers and Budget are recognized as term receivables in balance sheet.

RECEIVABLES FROM CUSTOMERS (by currency structure)	first half of 2002	2001	first half of 2001
a. in PLN	10,472,440	10,837,179	11,143,574
b. in foreign currencies (by currency and converted into PLN)	4,621,930	4,430,728	5,099,380
b1. unit/currency CHF '000	265,966	196,213	161,023
PLN '000	724,120	466,201	357,632
b2. unit/currency EUR '000	594,558	600,682	421,742
PLN '000	2,383,641	2,115,541	1,424,770
b3. unit/currency USD '000	295,334	392,864	489,947
PLN '000	1,193,679	1,566,075	1,953,466
b4. other currencies (in PLN '000)	320,490	282,911	1,363,512
Receivables from customers - net	**15,094,370**	**15,267,907**	**16,242,954**

Receivables from customers - GROSS	first half of 2002	2001	first half of 2001
1. Normal	8,379,060	9,870,090	10,774,124
2. Watch	1,411,554	1,104,484	1,721,359
3. Non-performing loans, in this:	4,866,751	3,935,424	3,403,654
- substandard	1,451,735	1,129,860	1,235,143
- doubtful	1,934,434	1,616,663	1,200,185
- loss	1,480,582	1,188,901	968,326
4. Interest:	437,096	357,909	343,817
a. receivable	176,459	115,038	128,227
b. overdue	260,637	242,871	215,590
- on normal and watch loans	3,328	7,500	5,035
- on non-performing loans	257,309	235,371	210,555
Receivables from customers - gross	**15,094,461**	**15,267,907**	**16,242,954**

COLLATERAL REDUCING SPECIFIC PROVISIONS AGAINST RECEIVABLES FROM CUSTOMERS	first half of 2002	2001	first half of 2001
a) normal	-	-	-
b) watch	-	-	-
c) non-performing	3,016,322	2,210,362	1,963,687
- substandard	888,799	616,460	895,934
- doubtful	1,539,697	1,166,293	770,825
- loss	587,826	427,609	296,928
Total collateral reducing specific provisions against receivables from customers	**3,016,322**	**2,210,362**	**1,963,687**

PROVISIONS FOR NON-PERFORMING RECEIVABLES FROM CUSTOMERS	first half of 2002	2001	first half of 2001
a) normal	-	36	-
b) watch	454	1,209	807
c) non-performing	1,222,515	1,098,198	960,954
- substandard	124,314	102,683	68,926
- doubtful	198,249	233,126	216,803
- loss	899,952	762,389	675,225
Total provisions for non-performing receivables from customers	**1,222,969**	**1,099,443**	**961,761**

MOVEMENTS IN PROVISIONS FOR NON-PERFORMING RECEIVABLES FROM CUSTOMERS	first half of 2002	2001	first half of 2001
Opening balance	1,099,443	749,541	749,541
a) increases (in respect of)	431,810	783,200	391,462
- charges to provisions	422,280	658,043	266,882
- merger of the Bank with CPSA	-	117,111	117,111
- reclassification of assets	5,195	6,275	7,347
- FX differences	4,335	1,771	-
- other	-	-	122
b) write-offs (in respect of)	(17,832)	(323)	(1,590)
- write-offs	(17,832)	(323)	(1,590)
c) release (in respect of)	(290,452)	(432,975)	(177,652)
- release of provisions	(282,852)	(380,432)	(161,937)
- contribution in kind of COK BH to DM BH	-	(23)	(23)
- reclassification of assets	(6,466)	(3,771)	(707)
- FX differences	(1,134)	(48,749)	(14,985)
Closing balance	**1,222,969**	**1,099,443**	**961,761**
3. Required level of provisions for amounts due from customers at the end of the period, as per regulations being in force	**1,202,712**	**1,089,157**	**953,920**

Note 4

RECEIVABLES FROM BUDGET (BY CATEGORY)	first half of 2002	2001	first half of 2001
a. Loans	8,169	28,986	11,057
b. Purchased receivables	-	-	1,528
c. Realised guarantees	-	-	-
d. Other receivables (in respect of)	-	-	-
e. Interest	1,451	2,597	3,363
- receivable	1,451	2,597	3,363
- overdue	-		-
Receivables from Budget - gross	**9,620**	**31,583**	**15,948**
7. Provision	-	-	-
Receivables from Budget - net	**9,620**	**31,583**	**15,948**

Receivables from Budget (by term to maturity)	first half of 2002	2001	first half of 2001
a. Current accounts	377	20,099	9,188
b. Term, with maturity from balance sheet date:	7,792	8,887	3,397
- up to 1 month	259	269	1,545
- 1 month - 3 months	516	608	33
- 3 months - 1 year	4,114	2,630	360
- 1 year - 5 years	2,903	5,380	1,459
- over 5 years			
- matured before balance sheet date			
c. Interest	1,451	2,597	3,363
- receivable	1,451	2,597	3,363
- overdue			-
Receivables from Budget - gross	**9,620**	**31,583**	**15,948**

RECEIVABLES FROM BUDGET (by contractual maturity)	first half of 2002	2001	first half of 2001
a. Current accounts	377	20,099	9,188
b. Term, with maturity from balance sheet date:	7,792	8,887	3,397
- up to 1 month	-	-	1,528
- 1 month - 3 months	-	-	-
- 3 months - 1 year	1,325	2,175	-
- 1 year - 5 years	6,467	6,712	1,869
- over 5 years	-	-	-
c. Interest	1,451	2,597	3,363
- receivable	1,451	2,597	3,363
- overdue	-	-	-
Receivables from Budget - gross	**9,620**	**31,583**	**15,948**

Interest on receivables from State Budget is recognized as term receivables in balance sheet.

RECEIVABLES FROM BUDGET (by currency structure)	first half of 2002	2001	first half of 2001
a. in PLN	9,138	31,097	14,420
b. in foreign currencies (by currency and converted into PLN)	482	486	1,528
b1. unit/currency EUR '000	120	138	-
PLN '000	482	486	
b2. unit/currency USD '000	-	-	383
PLN '000			1,528
Receivables from Budget - net	**9,620**	**31,583**	**15,948**

Receivables from Budget - GROSS	first half of 2002	2001	first half of 2001
1. Normal	8,169	28,986	12,585
2. Watch	-	-	-
3. Non-performing loans, in this:	-	-	-
- substandard			
- doubtful			
- loss			
4. Interest:	1,451	2,597	3,363
a. receivable	1,451	2,597	3,363
b. overdue	-	-	-
- on normal and watch loans			
- on non-performing loans			
Receivables from Budget - gross	**9,620**	**31,583**	**15,948**

COLLATERAL REDUCING SPECIFIC PROVISIONS AGAINST RECEIVABLES FROM BUDGET	first half of 2002	2001	first half of 2001
a) normal			
b) watch			
c) non-performing			
- substandard			
- doubtful			
- loss			
Total collateral reducing specific provisions against receivables from Budget	-	-	-

PROVISIONS FOR NON-PERFORMING RECEIVABLES FROM BUDGET	first half of 2002	2001	first half of 2001
a) normal			
b) watch			
c) non-performing			
- substandard			
- doubtful			
- loss			
Total provisions for non-performing receivables from Budget	-	-	-

MOVEMENTS IN PROVISIONS FOR NON-PERFORMING RECEIVABLES FROM BUDGET	first half of 2002	2001	first half of 2001
Opening balance	-	-	-
a) increases (in respect of)			
b) write-offs (in respect of)			
c) release (in respect of)			
Closing balance	-	-	-
3. Required level of provisions for amounts due from Budget at the end of the period, as per regulations being in force	-	-	-

Note 5

RECEIVABLES SUBJECT TO SECURITIES SALE AND REPURCHASE AGREEMENTS	first half of 2002	2001	first half of 2001
a) financial sector			
b) non-financial sector			
c) State budget			
d) interest			
Total receivables subject to securities sale and repurchase agreement	-	-	-

Note 6

DEBT SECURITIES	first half of 2002	2001	first half of 2001
a. Issued by central banks, of which:	632,010	618,053	2,084,472
- bonds denominated in foreign currencies	-	-	-
b. Issued by other banks, of which:	-	22,163	17,912
- denominated in foreign currencies		14,715	13,737
c. Issued by other financial undertakings, of which:	85,684	40,891	40,977
- denominated in foreign currencies	59,630	-	-
d. Issued by non-financial undertakings, of which:	204,192	171,013	279,508
- denominated in foreign currencies	67	53,081	51,474
e. Issued by State Budget, of which:	2,158,419	1,610,377	801,861
- denominated in foreign currencies	-	-	-
f. Issued by local authorities, of which:	-	-	1,329
- denominated in foreign currencies			-
g. Repurchased own securities	-	-	-
Total debt securities	**3,080,305**	**2,462,497**	**3,226,059**

DEBT SECURITIES (BY CATEGORY)	first half of 2002	2001	first half of 2001
1. Issued by State Budget, of which:	2,158,419	1,610,377	801,861
a) bonds	1,679,347	339,821	490,114
b) treasury bills	479,072	1,270,556	311,747
c) other (by type):	-	-	-
2. Issued by parent entity, of which:	-	-	-
a) bonds			
b) other (by type)			
4. Issued by material investor, of which:			
a) bonds			
b) other (by type)			
4. Issued by subsidiary undertakings, of which:	59,630	52,384	50,248
a) bonds	59,630	52,384	50,248
b) other (by type)			
5. Issued by joint ventures, of which:	-	-	-
a) bonds			
b) other (by type)			
6. Issued by associated undertakings, of which:	-	-	-
a) bonds			
b) other (by type)			
- right to participate in profits			
7. Issued by other entities, of which:	862,256	799,737	2,373,950
a) bonds	816,636	676,916	779,701
b) other (by type)	45,620	122,821	1,594,249
- money bills			1,438,420
- commercial papers	45,620	108,106	137,917
- certificates of deposit			4,175
- bills of exchange issued by foreign banks			-
- right to participate in profits		14,715	13,737
Total debt securities	**3,080,305**	**2,462,497**	**3,226,059**

MOVEMENTS IN DEBT SECURITIES	first half of 2002	2001	first half of 2001
Opening balance	2,462,497	1,454,331	1,454,331
a) increases (in respect of)	41,122,515	82,186,635	36,424,443
- purchases	41,063,715	81,463,680	35,716,965
- Bank's merger with CPSA		675,358	675,358
- release of provisions		6,819	6,457
- write offs of provisions		3,563	-
- valuation adjustments	23,706	474	-
- FX differences	9,245	321	306
- other (amortisation of discount, premium, interest)	25,849	36,420	25,357
b) decreases (in respect of)	(40,504,707)	(81,178,469)	(34,652,715)
- sale	(40,496,949)	(81,105,849)	(34,600,459)
- conversion of convertible bonds		(40,000)	(40,000)
- contribution in kind of COK BH to DM BH		(23)	(23)
- provisions for permanent diminution in value	(6,806)	-	-
- reclassifications of provisions		(4,493)	-
- FX differences		(7,515)	(10,127)
- reclassification of valuation	(265)		
- other (amortisation of discount, premium, interest)	(687)	(20,589)	(517)
Closing balance	**3,080,305**	**2,462,497**	**3,226,059**

At 30 June 2002, the Bank's holdings of debt securities included treasury bills with a face value of PLN 81,380 thousand securing the Bank's commitments to the Bank Guarantee Fund (at 31 December 2001 the corresponding amount was PLN 83,880 thousand; 30 June 2001: PLN 57,690 thousand).

At 30 June 2002, the Bank's holdings of debt securities also included bonds issued by the National Bank of Poland with a face value of PLN 632,010 thousand. These bonds were acquired on 30 September 1999, under an issue for banks in connection with the lowering of the reserve ratio, which determines the required reserves to be maintained by banks at the NBP. Interest on these bonds is indexed to the CPI for the particular months of the year. This interest is accrued on the basis of the cumulative CPI for the particular months of the year.

At 30 June 2002, the Bank's holdings of debt securities issued by non-financial undertakings included non-interest-bearing convertible bonds issued by the Bank's subsidiary Handlowy Investments SA, with a value of EUR 14,874 thousand, which on that date was equivalent to PLN 59,630 thousand. These bonds are convertible into shares at a ratio of one bond, face value EUR 24.79, to one share of the same face value. The redemption date for the bonds is 20 August 2004.

Note 7

INVESTMENTS IN SUBSIDIARY UNDERTAKINGS	first half of 2002	2001	first half of 2001
a) in banks	25,661	90,135	113,331
b) in other financial institutions	310,796	257,456	318,189
c) in non-financial institutions	29,026	57,325	3,161
Total investments in subsidiary undertakings	**365,483**	**404,916**	**434,681**

MOVEMENTS IN INVESTMENTS IN SUBSIDIARY UNDERTAKINGS	first half of 2002	2001	first half of 2001
Opening balance	404,916	181,850	181,850
- change in adopted accounting policies	5,030	-	-
Opening balance as at 01/01/2002	409,946	-	-
a) increases (in respect of)	23,829	297,031	263,530
- purchases	7,623	128,147	94,646
- Bank's merger with CP SA	-	118,060	118,060
- FX differences	4,606	-	-
- revaluation	8,596	-	-
- reclassifications	-	50,824	50,824
- other (takeover for bad debts)	3,004	-	-
b) decreases (in respect of)	(68,292)	(73,965)	(10,699)
- sale	(65,197)	-	-
- liquidation	-	(70)	-
- write offs	-	(25,570)	-
- provisions for permanent diminution in value	0	(41,340)	-
- FX differences	(91)	(6,985)	(10,699)
- other	(3,004)	-	-
Closing balance	**365,483**	**404,916**	**434,681**

INVESTMENTS IN SUBSIDIARY UNDERTAKINGS, including	first half of 2002	2001	first half of 2001
- goodwill - subsidiary undertakings			
- negative goodwill - subsidiary undertakings			
Investments in subsidiary undertakings - total	-	-	-

MOVEMENTS IN GOODWIL - SUBSIDIARY UNDERTAKINGS	first half of 2002	2001	first half of 2001
a) Opening balance			
b) increases (in respect of)			
c) decreases (in respect of)			
d) Closing balance			
e) amortisation of goodwill - opening balance			
f) charge for the period			
g) amortisation of goodwill - closing balance			
h) net goodwill - closing balance	-	-	-

MOVEMENTS IN NEGATIVE GOODWIL - SUBSIDIARY UNDERTAKINGS	first half of 2002	2001	first half of 2001
a) Opening balance			
b) increases (in respect of)			
c) decreases (in respect of)			
d) Closing balance			
e) amortisation of negative goodwill - opening balance			
f) charge for the period			
g) amortisation of negative goodwill - closing balance			
h) net negative goodwill - closing balance	-	-	-

Note 8

INVESTMENTS IN JOINT VENTURES	first half of 2002	2001	first half of 2001
a) in banks			-
b) in other financial institutions	20,661	101,829	71,829
c) in non-financial institutions			-
Total investments in joint ventures	**20,661**	**101,829**	**71,829**

MOVEMENTS IN INVESTMENTS IN JOINT VENTURES	first half of 2002	2001	first half of 2001
Opening balance	101,829	71,829	71,829
- change in adopted accounting policies	(72,161)		
Opening balance as at 01/01/2002	29,668	71,829	-
a) increases (in respect of)	-	30,000	-
- purchases		30,000	
b) decreases (in respect of)	(9,007)	-	-
- revaluation	(9,007)		
Closing balance	**20,661**	**101,829**	**71,829**

Investments in subsidiary undertakings, including	first half of 2002	2001	first half of 2001
- goodwill - subsidiary undertakings			
- negative goodwill - subsidiary undertakings			
Investments in subsidiary undertakings - total	-	-	-

MOVEMENTS IN GOODWIL - JOINT VENTURES	first half of 2002	2001	first half of 2001
a) Opening balance			
b) increases (in respect of)			
c) decreases (in respect of)			
d) Closing balance			
e) amortisation of goodwill - opening balance			
f) charge for the period			
g) amortisation of goodwill - closing balance			
h) net goodwill - closing balance	-	-	-

MOVEMENTS IN NEGATIVE GOODWIL - JOINT VENTURES	first half of 2002	2001	first half of 2001
a) Opening balance			
b) increases (in respect of)			
c) decreases (in respect of)			
d) Closing balance			
e) amortisation of negative goodwill - opening balance			
f) charge for the period			
g) amortisation of negative goodwill - closing balance			
h) net negative goodwill - closing balance	-	-	-

Note 9

INVESTMENTS IN ASSOCIATED UNDERTAKINGS	first half of 2002	2001	first half of 2001
a) in banks	-	-	87,235
b) in other financial institutions	6,746	-	-
c) in non-financial institutions	87,318	116,890	146,949
Total investments in associated undertakings	**94,064**	**116,890**	**234,184**

MOVEMENTS IN INVESTMENTS IN SUBSIDIARY UNDERTAKINGS	first half of 2002	2001	first half of 2001
Opening balance	116,890	337,273	337,273
- change in adopted accounting policies	3,879	-	-
Opening balance as at 01/01/2002	120,769	337,273	337,273
a) increases (in respect of)	5,380	84,606	40,000
- purchases	-	107	-
- Bank's merger with CP SA	-	-	40,000
- reclassification of entity	-	84,499	-
- revaluation	5,380	-	-
b) decreases (in respect of)	(32,085)	(304,989)	(143,089)
- sale	(5,307)	(135,967)	(37,361)
- charges to provision	-	(59,669)	-
- reclassification of entity	-	(83,556)	(83,556)
- reclassification of provision	-	(14,996)	-
- FX differences	-	(10,801)	(22,172)
- revaluation	(26,778)	-	-
Closing balance	**94,064**	**116,890**	**234,184**

INVESTMENTS IN ASSOCIATED UNDERTAKINGS, including	first half of 2002	2001	first half of 2001
- goodwill - subsidiary undertakings			
- negative goodwill - subsidiary undertakings			
Investments in associated undertakings - total	-	-	-

MOVEMENTS IN INVESTMENTS IN ASSOCIATED UNDERTAKINGS	first half of 2002	2001	first half of 2001
a) Opening balance			
b) increases (in respect of)			
c) decreases (in respect of)			
d) Closing balance			
e) amortisation of goodwill - opening balance			
f) charge for the period			
g) amortisation of goodwill - closing balance			
h) net goodwill - closing balance	-	-	-

MOVEMENTS IN NEGATIVE GOODWIL - ASSOCIATED UNDERTAKINGS	first half of 2002	2001	first half of 2001
a) Opening balance			
b) increases (in respect of)			
c) decreases (in respect of)			
d) Closing balance			
e) amortisation of negative goodwill - opening balance			
f) charge for the period			
g) amortisation of negative goodwill - closing balance			
h) net negative goodwill - closing balance	-	-	-

Note 10

INVESTMENTS IN SUBORDINATED UNDERTAKINGS												30.06.2002 r.
No.	a	b	c	d	e	f	g	h	i	j	k	l
	Name of undertaking (legal form)	Location	Activity	Capital relationship (subsidiary, joint venture, associated undetaking including direct and indirect relationship)	Applied method of consolidation / equity accounting or indication, that the undertaking is not consolidated / accounted for under the equity method	Acquisition date / control taking date	Value at cost	Adjustments (total)	Book value of investment	Holding of share capital	Voting power at the General Meeting	Relationships other than mentioned in j) or k)
1	CITILEASING Sp. z o.o.	Warsaw	Leasing	Subsidiary undertaking	accounted for under the equity method	04.03.1996	120,000	20,429	140,429	100.00	100.00	-
2	DOM MAKLERSKI BANKU HANDLOWEGO SA	Warsaw	Brokerage	Subsidiary undertaking	accounted for under the equity method	28.02.2001	70,950	13,029	83,979	100.00	100.00	-
3	BANK ROZWOJU CUKROWNICTWA S.A.	Poznań	Banking	Subsidiary undertaking	isn't accounted for under the equity method	18.09.1997	51,749	(26,088)	25,661	97.44	88.16	-
4	TOWARZYSTWO FUND. INWEST. BH S.A.	Warsaw	Investment activity	Subsidiary undertaking	isn't accounted for under the equity method	16.04.1998	42,000	(31,670)	10,330	100.00	100.00	-
5	HANDLOWY - INVESTMENTS II S.a.r.l.	Luxembourg	Investment activity	Subsidiary undertaking	accounted for under the equity method	05.11.1997	41,473	(24,751)	16,722	80.97	80.97	indirect relationship see note below the table
6	HANDLOWY-INVESTMENTS S.A.[1]	Luxembourg	Investment activity	Subsidiary undertaking	accounted for under the equity method	27.01.1997	37,855	(33,265)	4,590	100.00	100.00	-
7	HANDLOWY INWESTYCJE Sp. z o.o.[2]	Warsaw	Investment activity	Subsidiary undertaking	accounted for under the equity method	16.08.1994	35,070	(4,422)	30,648	100.00	100.00	-
8	HANDLOWY INWESTYCJE II Sp. z o.o.	Warsaw	Investment activity	Subsidiary undertaking	accounted for under the equity method	18.02.1997	25,084	(6,547)	18,537	100.00	100.00	-
9	BUDOWA CENTRUM PLAC TEATRALNY Sp. z o.o.	Warsaw	Construction	Subsidiary undertaking	isn't accounted for under the equity method	04.11.1994	20,075	(4,551)	15,524	61.25	61.25	-
0	PPU SPOMASZ Sp. z o.o.	Warsaw	Production of equipement for trade and gastronomy	Subsidiary undertaking	isn't accounted for under the equity method	30.11.2001	13,502	-	13,502	100.00	100.00	-
1	HANDLOWY ZARZĄDZANIE AKTYWAMI S.A.	Warsaw	Brokerage	Subsidiary undertaking	isn't accounted for under the equity method	18.08.1999	5,000	(651)	4,349	100.00	100.00	-

INVESTMENTS IN SUBORDINATED UNDERTAKINGS

30.06.2002 r.

No.	a	m							n			o			p	r	s	t
	name of undertaking	equity, in this							Liabilities (in this)			Receivables (in this)			total assets	sales	unpaid share	dividends received or receivable for the prior year
			authorised capital	unpaid capital	equity reserves	other, in this												
							undistributed profit (loss) for previous years	net profit (loss)		short term	long term		short term	long term				
1	CITILEASING Sp. z o.o.	140,429	120,000	-	9,028	11,401	14,684	(3,283)	173,485	79,340	94,145	37,178	10,042	27,136	326,792	32,529	-	-
2	DOM MAKLERSKI BANKU HANDLOWEGO SA	83,979	70,950	-	2,099	10,930	7,706	3,224	110,234	110,234	-	52,637	52,637	-	194,355	9,674	-	-
3	BANK ROZWOJU CUKROWNICTWA S.A.	34,734	25,064	-	1,678	7,992	254	3,813	31	31	-	31,417	31,417	-	46,119	4,084	-	-
4	TOWARZYSTWO FUND. INWEST. BH S.A.	9,541	13,000	-	29,000	(32,459)	(32,879)	420	55	55	-	163	163	-	10,057	3,608	-	-
5	HANDLOWY - INVESTMENTS II S.a.r.l.	9,919	52,227	-	-	(42,308)	(42,337)	29	28,933	87	28,846	-	-	-	44,256	-	-	-
6	HANDLOWY-INVESTMENTS S.A.[1]	(11,732)	37,855	-	-	(49,587)	(53,116)	2,796	186,409	-	186,409	-	-	-	174,761	-	-	-
7	HANDLOWY INWESTYCJE Sp. z o.o.[2]	26,817	4	-	35,066	(8,253)	(9,827)	(2,348)	36,940	36,940	-	66	-	66	68,489	-	-	-
8	HANDLOWY INWESTYCJE II Sp. z o.o.	18,537	4	-	25,080	(6,547)	(7,789)	1,242	84	84	-	4,458	4,441	17	18,860	-	-	-
9	BUDOWA CENTRUM PLAC TEATRALNY Sp. z o.o.	Entity in liquidation																-
0	PPU SPOMASZ Sp. z o.o.	Entity in liquidation															-	-
1	HANDLOWY ZARZĄDZANIE AKTYWAMI S.A.	4,276	5,000	-	5	(729)	(892)	163	98	98	-	852	852	-	4,425	1,820	-	-

Note 10

INVESTMENTS IN SUBORDINATED UNDERTAKINGS 30.06.2002 r.

No.	a	b	c	d	e	f	g	h	i	j	k	l
	Name of undertaking (legal form)	Location	Activity	Capital relationship (subsidiary, joint venture, associated undetaking including direct and indirect relationship)	Applied method of consolidation / equity accounting or indication, that the undertaking is not consolidated / accounted for under the equity method	Acquisition date / control taking date	Value at cost	Adjustments (total)	Book value of investment	Holding of share capital	Voting power at the General Meeting	Relationships other than mentioned in j) or k)
12	HANDLOWY LEASING S.A.	Warsaw	Leasing	Subsidiary undertaking	accounted for under the equity method	11.04.1996	3,109	(3,109)	0	0.01	0.01	indirect relationship see note below the table
13	BYTOM COLLECTION Sp. z o.o.	Radzionków	Clothing	Subsidiary undertaking	isn't accounted for under the equity method	28.06.2002	3,004	(3,004)	0	100.00	100.00	
14	POLSKIE PRACOWNICZE TOWARZYSTWO EMERYTALNE DIAMENT S.A.	Warsaw	Insurance	Subsidiary undertaking	isn't accounted for under the equity method	19.04.2000	2,140	(928)	1,212	79.27	79.27	-
15	PKO/HANDLOWY PTE S.A.	Warsaw	Insurance	Joint venture	accounted for under the equity method	10.11.1998	130,000	(114,053)	15,947	50.00	50.00	-
16	HANDLOWY HELLER S.A.	Warsaw	Factoring	Joint venture	accounted for under the equity method	13.06.1994	2,752	1,963	4,715	25.00	25.00	indirect relationship see note below the table
17	MOSTOSTAL ZABRZE HOLDING S.A.	Zabrze	Construction	Associated undertaking	isn't accounted for under the equity method	28.06.2000	89,250	(46,318)	42,932	34.44	34.44	-
18	HORTEX HOLDING S.A.	Płońsk	Fruits and vegetables	Associated undertaking	isn't accounted for under the equity method	31.10.2001	44,605	(29,952)	14,653	31.09	31.09	-
19	PIA PIASECKI S.A.	Kielce	Construction	Associated undertaking	isn't accounted for under the equity method	18.05.2001	40,000	(24,400)	15,600	36.52	36.52	indirect relationship see note below the table
20	ELEKTROMONTAŻ POZNAŃ S.A.	Poznań	Construction services	Associated undertaking	isn't accounted for under the equity method	09.12.1999	13,683	-	13,683	25.3	25.3	-
21	IPC JV Sp. z o.o.	Warsaw	Construction and servicing of building	Associated undertaking	isn't accounted for under the equity method	28.03.1991	4,185	(4,185)	0	31.00	31.00	-
22	KP KONSORCJUM Sp. z o.o.	Warsaw	Investment activity	Associated undertaking	accounted for under the equity method	01.03.1995	1,260	5,487	6,747	49.99	49.99	-

INVESTMENTS IN SUBORDINATED UNDERTAKINGS

30.06.2002 r.

No.	a	m							n			o			p	r	s	t
	name of undertaking	equity, in this							Liabilities (in this)			Receivables (in this)			total assets	sales	unpaid share	dividends received or receivable for the prior year
			authorised capital	unpaid capital	equity reserves	other, in this												
							undistributed profit (loss) for previous years	net profit (loss)		short term	long term		short term	long term				
12	HANDLOWY LEASING S.A.	168	3,125	-	239	(3,196)	(3,196)	-	599,001	55,274	543,727	348,999	46,447	302,552	666,845	83,099	-	-
13	BYTOM COLLECTION Sp. z o.o.	1,500	3,004	-	11	(1,515)	(1,279)	(236)	4,843	2,273	2,570	637	637	-	6,690	4,490	-	-
14	POLSKIE PRACOWNICZE TOWARZYSTWO EMERYTALNE DIAMENT S.A.	1,062	100	-	1,668	(706)	-	(706)	328	328	-	63	34	29	1,906	-	-	-
15	PKO/HANDLOWY PTE S.A.	31,893	260,000	-	-	(228,107)	(209,845)	(18,262)	1,577	1,577	-	1,005	957	48	34,436	16,572	-	-
16	HANDLOWY HELLER S.A.	18,859	10,000	-	8,364	495	-	495	233,236	233,236	-	251,726	251,726	-	256,781	9,886	-	-
17	MOSTOSTAL ZABRZE HOLDING S.A.	128,057	20,327	-	114,305	(6,575)	(1,380)	(11,511)	164,850	164,850	455	120,411	120,411	-	343,188	152,742	-	-
18	HORTEX HOLDING S.A.	(41,838)	214,941	-	-	(256,779)	(221,000)	(35,779)	295,004	287,528	7,476	62,733	56,833	5,900	284,003	322,683	-	-
19	PIA PIASECKI S.A.	33,046	21,907	-	78,195	(67,056)	-	(67,056)	196,321	177,582	18,739	38,648	37,207	1,441	256,121	83,886	-	-
20	ELEKTROMONTAŻ POZNAŃ S.A.	59,551	54,082	-	6,324	(855)	-	(855)	6,008	6,008	-	16,800	16,800	-	66,520	21,341	-	-
21	IPC JV Sp. z o.o.	7,648	13,500	-	445	(6,297)	(25,239)	(924)	63,041	4,031	59,010	812	812	-	71,853	6,167	-	-
22	KP KONSORCJUM Sp. z o.o.	13,496	292	-	231	12,973	9,756	3,217	640	583	57	11,808	11,808	-	17,233	8,439	-	-

Note 10

INVESTMENTS IN SUBORDINATED UNDERTAKINGS												30.06.2002 r.
No.	a	b	c	d	e	f	g	h	i	j	k	l
	Name of undertaking (legal form)	Location	Activity	Capital relationship (subsidiary, joint venture, associated undetaking including direct and indirect relationship)	Applied method of consolidation / equity accounting or indication, that the undertaking is not consolidated / accounted for under the equity method	Acquisition date / control taking date	Value at cost	Adjustments (total)	Book value of investment	Holding of share capital	Voting power at the General Meeting	Relationships other than mentioned in j) or k)
23	ZO BYTOM S.A.	Bytom	Clothing	Associated undertaking	isn't accounted for under the equity method	18.02.1993	893	(772)	121	18.46	18.46	indirect relationship see note below the table
24	CREDITREFORM PL Sp. z o.o.	Warsaw	Businness investigation agency	Associated undertaking	isn't accounted for under the equity method	29.06.1992	328	-	328	49.03	49.03	-

Ad. pos.5 As at 30.06.2002 the Bank holds indirectly an additional interest in **Handlowy Investments II S.a.r.l.** via Handlowy Investments S.A. - 19.03% of the authorised capital. Total share of the Bank in the entity equalls to 100 % of its authorised capital.

Ad. pos.12 As at 30.06.2002 the Bank holds indirectly an additional interest in **Handlowy Leasing S.A.** via Handlowy Inwestycje Sp. z o.o. - 99.99% of the authorised capital. Total share of the Bank in the entity equalls to 100 % of its authorised capital.

Ad. pos.16 As at 30.06.2002 the Bank holds indirectly an additional interest in **Handlowy Heller S.A.** via Handlowy Inwestycje Sp. z o.o. - 25% of the authorised capital. Total share of the Bank in the entity equalls to 50% of its authorised capital.

Ad. pos.19 As at 30.06.2002 the Bank holds indirectly an additional interest in **Pia Piasecki S.A.** via Dom Maklerski Banku Handlowego SA - 5.48% of the authorised capital. Total share of the Bank in the entity equalls to 42.00% of its authorised capital.

Ad. pos.23 As at 30.06.2002 the Bank holds indirectly an additional interest in **ZO Bytom S.A.** via Handlowy Inwestycje II Sp. z o.o. - 9.18% of the authorised capital. Total share of the Bank in the entity equalls to 27.64% of its authorised capital.

INVESTMENTS IN SUBORDINATED UNDERTAKINGS

30.06.2002 r.

No.	a	m							n			o			p	r	s	t
	name of undertaking	equity, in this							Liabilities (in this)			Receivables (in this)			total assets	sales	unpaid share	dividends received or receivable for the prior year
			authorised capital	unpaid capital	equity reserves	other, in this	undistributed profit (loss) for previous years	net profit (loss)		short term	long term		short term	long term				
23	ZO BYTOM S.A.	(7,956)	7,500	-	2,523	(17,979)	(22,020)	(2,189)	28,508	16,417	12,091	6,126	6,126	-	23,489	14,253	-	-
24	CREDITREFORM PL Sp. z o.o.	195	670	-	17	(492)	(604)	118	320	320	-	315	315	-	591	2,229	-	-

Note 10

INVESTMENTS IN SUBORDINATED UNDERTAKINGS 30.06.2002 r.

No.	a	b	c	d	e	f	g	h	i	j	k	l
	Name of undertaking (legal form)	Location	Activity	Capital relationship (subsidiary, joint venture, associated undetaking including direct and indirect relationship)	Applied method of consolidation / equity accounting or indication, that the undertaking is not consolidated / accounted for under the equity method	Acquisition date / control taking date	Value at cost	Adjustments (total)	Book value of investment	Holding of share capital	Voting power at the General Meeting	Relationships other than mentioned in j) or k)
Indirect relationships via Handlowy Investments S.A.												
25	HANDLOWY - INVESTMENTS II S.a.r.l.	Luxembourg	Investment activity	Subsidiary undertaking	accounted for under the equity method	05.11.1997	9,938	(6,843)	3,095	19.03	19.03	-
26	POLIMEX - CEKOP S.A.	Warsaw	Foreign trade	Associated undertaking	isn't accounted for under the equity method	26.09.1997	66,139	(4,730)	61,409	36.64	36.64	indirect relationship see note below the table
27	NIF FUND HOLDINGS PCC Ltd.	Guernsey	Investment activity	Associated undertaking	isn't accounted for under the equity method	21.08.1998	26,110	-	26,110	22.68	22.68	-

d. ɔz.26 As at 30.06.2002 the Bank holds indirectly an additional interest in Polimex-Cekop S.A. via Elektromontaż Poznań S.A. - 0.01% of the authorised capital, and via Mostostal Zabrze Holding S.A. - 0.28% of the authorised capital. Total share of the Bank in the entity equalls to 36.93% of its authorised capital.

Indirect relationships via Handlowy Inwestycje Sp. z o.o.

No.	a	b	c	d	e	f	g	h	i	j	k	l
28	HANDLOWY LEASING S.A.	Warsaw	Leasing	Subsidiary undertaking	accounted for under the equity method	11.04.1996	3,134	(2,966)	168	99.99	99.99	-
29	HANDLOWY HELLER S.A.	Warsaw	Factoring	Joint venture	accounted for under the equity method	07.01.1999	3,558	1,157	4,715	25.00	25.00	-

INVESTMENTS IN SUBORDINATED UNDERTAKINGS — 30.06.2002 r.

	a	m							n			o			p	r	s	t
o.	name of undertaking	equity, in this	authorised capital	unpaid capital	equity reserves	other, in this	undistributed profit (loss) for previous years	net profit (loss)	Liabilities (in this)	short term	long term	Receivables (in this)	short term	long term	total assets	sales	unpaid share	dividends received or receivable for the prior year
/ Indirect relationships via Handlowy Investments S.A.																		
25	HANDLOWY - INVESTMENTS II S.a.r.l.	9,919	52,227	-	-	(42,308)	(42,337)	29	28,933	87	28,846		-	-	44,256	-	-	-
26	POLIMEX - CEKOP S.A.	127,151	24,185	-	143,748	(40,782)	(28,702)	(13,038)	187,440	159,763	27,677	180,241	152,398	27,843	356,196	70,574	-	-
27	NIF FUND HOLDINGS PCC Ltd.	bd	bd	bd	bd	bd	bd	bd	bd	bd	bd	bd	bd	bd	bd	bd	bd	-
/ Indirect relationships via Handlowy Inwestycje Sp. z o.o.																		
28	HANDLOWY LEASING S.A.	168	3,125	-	239	(3,196)	(3,196)	-	599,001	55,274	543,727	348,999	46,447	302,552	666,845	83,099	-	-
29	HANDLOWY HELLER S.A.	18,859	10,000	-	8,364	495	-	495	233,236	233,236	-	251,726	251,726	-	256,781	9,886	-	-

resented financial data for entities include information available at the time of preparation of these financial statements, extracted from unaudited financial statements; data for Hortex Holding S.A. are ctracted from its financial statements as at 31.05.2001; data for Pia Piasecki S.A., Mostostal Zabrze Holding S.A. and ZO Bytom S.A. are extracted from published quarterly reports for the second quarter of)02

Note 11

MINORITY INVESTMENTS	first half of 2002	2001	first half of 2001
a) in other financial institutions	52,611	47,890	-
b) in non-financial institutions	9,744	9,880	88,299
Total minority investments	**62,355**	**57,770**	**88,299**

MOVEMENTS IN MINORITY INVESTMENTS	first half of 2002	2001	first half of 2001
opening balance	57,770	87,514	87,514
a) increases (in respect of)	4,768	433,110	416,723
- purchases	-	366,089	366,089
- Bank's merger with CPSA	-	9,061	9,061
- release of provisions	-	4,635	4,635
- FX differences	4,768	1,391	-
- reclassifications of provision	-	14,996	-
- reclassification of entity	-	32,733	32,733
- revaluation	-	4,205	4,205
b) decreases (in respect of)	(183)	(462,854)	(415,938)
- sale	(57)	(366,896)	(364,465)
- contribution in kind of COK BH to DM BH	-	(44,942)	(44,942)
- charges to provisions	-	(798)	(798)
- reclassification of entity	-	(44,499)	-
- FX differences	-	(32)	(46)
- revaluation	(118)	(5,687)	(5,687)
- other	(8)	-	-
Closing balance of minority investments	**62,355**	**57,770**	**88,299**

INVESTMENTS IN OTHER UNDERTAKINGS

No.	a	c	d	e	f	g	h	i	j
	Name of undertaking (legal form)	Principal activity	Book value of investment	Holding of share capital % zakładowego	Voting power at the General Meeting %	own equity, including:	- share capital	Unpaid share of capital	Dividends received or receivable for prior year
1	MITTELEUROPAISCHE HANDELSBANK AG	Banking	38,844	19.99	19.99	240,178	191,453	-	2,868
2	POLSKIE TOWARZYSTWO REASEKURACYJNE S.A.	Reassurance	12,809	11.88	11.88	104,759	105,180	-	-
3	GLOBE TRADE CENTER S.A.	Property rental	7,320	7.79	7.79	912,101	14,906	-	-
4	BIURO INFORMACJI KREDYTOWEJ S.A.	Creditworthiness information agency	1,870	12.54	12.54	52,966	15,550	-	-
5	KUKE S.A.	Insurance	600	0.75	0.75	119,913	79,776	-	-
6	SWIFT Sp. z o.o.	Telecommunication	388	0.1	0.1	bd	bd	-	-
7	KIR S.A.	Interbank settlements	313	5.74	5.74	61,424	5,445	-	-
8	OLIMPIA S.A.	Clothing	160	7.21	7.21	34,689	2,000	-	-
9	CENTRALNA TABELA OFERT S.A.	Stock exchange	31	6.08	6.08	4,462	6,422	-	-
10	GPW S.A.	Stock exchange	14	0.05	0.05	348,657	42,000	-	-
11	BIURO CENTRUM Sp. z o.o.	Office building administration	6	7.63	7.63	278	80	-	-
12	AMICA S.A.	Household equipment	0	0.00	0.00	bd	bd	-	-
13	POLANIA Sp. z o.o.	Leather and footwear industry	-	6.06	6.06	in liquidation		-	-

Note 12

OTHER SECURITIES AND FINANCIAL ASSETS (BY TYPE)	first half of 2002	2001	first half of 2001
a) right to purchase	-	-	-
b) derivative rights	-	-	-
c) other (by type)	3,386,313	3,375,666	2,374,565
- amounts receivable arising on valuation of transactions in derivative instruments	3,382,439	3,355,547	2,354,446
- units in mutual funds	3,874	20,119	20,119
Total other securities and financial assets	**3,386,313**	**3,375,666**	**2,374,565**

MOVEMENTS IN OTHER SECURITIES AND FINANCIAL ASSETS	first half of 2002	2001	first half of 2001
Opening balance	3,375,666	917,068	917,068
a) increases (in respect of)	26,892	2,458,613	1,457,497
- Bank's merger with CPSA	-	101,535	101,535
- purchases	-	15	-
- positive valuation of transactions in derivative instruments	26,892	2,357,063	1,355,962
b) decreases (in respect of)	(16,245)	(15)	-
- sale	(16,245)	(15)	-
Closing balance	**3,386,313**	**3,375,666**	**2,374,565**

SECURITIES, SHARES AND OTHER FINANCIAL ASSETS (BY CURRENCY)	first half of 2002	2001	first half of 2001
a. in PLN	3,236,092	3,214,514	2,374,565
b. in foreign currencies (by currency and converted into PLN)	150,221	161,152	-
b1. unit/currency EUR '000	16,911	16,288	
PLN '000	67,796	57,364	
b2. unit/currency USD '000	19,545	25,035	
PLN '000	78,995	99,799	
b3. other unit/currency '000	3,430	3,989	
Total securities, shares and other financial assets	**3,386,313**	**3,375,666**	**2,374,565**

Note 13

FINANCIAL ASSETS	first half of 2002	2001	first half of 2001
a) financial assets in trading portfolio	4,048,272	3,612,461	2,786,637
b) loans and own receivable not intended for sale	15,225,584	15,266,372	16,341,470
c) financial assets held until maturity	327,834	717,618	710,036
d) financial assets available for sale	2,633,075	2,189,489	2,932,945
Total financial assets ,	**22,234,765**	**21,785,940**	**22,771,088**

FINANCIAL ASSETS (BY CURRENCY)	first half of 2002	2001	first half of 2001
a. in PLN	17,857,317	17,781,159	18,115,567
b. in foreign currencies (by currency and converted into PLN)	5,874,246	5,449,782	5,832,227
b1. unit/currency EUR '000	764,310	746,298	471,555
PLN '000	3,064,195	2,628,386	1,593,053
b2. unit/currency USD '000	319,055	446,720	519,570
PLN '000	1,289,558	1,780,761	2,071,578
b3. other unit/currency '000	1,520,493	1,040,635	2,167,596
Total financial assets	**23,731,563**	**23,230,941**	**23,947,794**

FINANCIAL ASSETS IN TRADING PORTFOLIO (BY NEGOTIABILITY)	first half of 2002	2001	first half of 2001
A. negotiable and quoted on the Stock Exchange (book value)	333,619	94,329	153,170
a) shares (book value):	-	-	-
- fair value			
- market value			
- value at cost			
b) bonds (book value):	333,619	94,329	153,170
- fair value	333,619	95,056	153,222
- market value	333,619	95,056	153,222
- value at cost	332,070	93,856	154,215
c) other - by type (book value)	-	-	-
B. negotiable and quoted on the OTC market (book value)	-	-	-
a) shares (book value):			
- fair value			
- market value			
- value at cost			
b) bonds (book value):			
- fair value			
- market value			
- value at cost			
c) other - by type (book value)			
C. negotiable and non-quoted on the Stock Exchange or OTC market (book value)	119,371	35,733	8,679
a) shares (book value):	-	-	-
- fair value			
- market value			
- value at cost			
b) bonds (book value):	-	6,953	-
- fair value		6,953	
- market value		-	
- value at cost		6,880	
c) other - by type (book value)	119,371	28,780	8,679
c1) treasury bills (book value):	119,371	28,780	8,679
- fair value	119,371	28,936	8,716
- market value	-	-	-
- value at cost	119,046	28,209	8,664
D. Non-negotiable securities (book value)	3,595,282	3,482,399	2,624,788
a) shares (book value):	-	-	-
- fair value			
- market value			
- value at cost			
b) bonds (book value):	184,561	51,213	132,424
- fair value	184,561	51,269	132,630
- market value	-	-	-
- value at cost	184,162	50,916	131,937
c) other - by type (book value)	3,410,721	3,431,186	2,492,364
c1) commercial papers (book value):	28,282	75,639	137,917
- fair value	28,282	75,757	137,917
- market value	-	-	-
- value at cost	28,205	75,198	137,544
c2) assets arising on valuation of financial instruments (book value)	3,382,439	3,355,547	2,354,447
- fair value	3,382,439	3,355,547	2,354,447
- market value	3,382,439	3,355,547	2,354,447
- value at cost	-	-	-
Total value at cost*	**663,483**	**255,060**	**432,360**
Total opening balance	**3,612,461**	**1,440,805**	**1,440,805**
Total adjustments *	**2,351**	**1,854**	**(170)**
Total book value	**4,048,272**	**3,612,461**	**2,786,637**

*/ Value at cost and valuation adjustments are related to securities

FINANCIAL ASSETS HELD UNTIL MATURITY (BY MATURITY)	first half of 2002	2001	first half of 2001
A. negotiable and quoted on the Stock Exchange (book value)	-	-	-
a) bonds (book value):			
- value adjustments (balance)			
- opening balance for the period			
- value at cost			
b) other - by type (book value)			
B. negotiable and quoted on the OTC market (book value)	-	-	-
a) bonds (book value):			
- value adjustments (balance)			
- opening balance for the period			
- value at cost			
b) other - by type (book value)			
C. negotiable and non-quoted on the Stock Exchange or OTC market (book value)	-	-	-
a) bonds (book value):			
- value adjustments (balance)			
- opening balance for the period			
- value at cost			
b) other - by type (book value)			
D. Non-negotiable (book value)	327,835	717,618	710,036
a) bonds (book value):	310,496	670,436	696,299
- value adjustments (balance)	6,423	6,944	34,943
- opening balance for the period	670,436	500,975	500,975
- value at cost	304,073	663,492	661,356
b) other - by type (book value)	17,338	47,181	13,737
b1) commercial papers (book value):	17,338	32,466	-
- value adjustments (balance)	(9,625)	(3,655)	
- opening balance for the period	32,466	0	
- value at cost	26,963	36,121	
b2) right to participate in profits (book value)	-	14,715	13,737
- value adjustments (balance)		526	126
- opening balance for the period		15,945	15,945
- value at cost		14,190	13,611
Total value at cost	**331,036**	**713,803**	**674,967**
Opening balance for the period	**717,618**	**516,920**	**516,920**
Total adjustments	**(3,201)**	**3,815**	**35,069**
Total book value	**327,835**	**717,618**	**710,036**

FINANCIAL ASSETS AVAILABLE FOR SALE (BY NEGOTIABILITY)	first half of 2002	2001	first half of 2001
A. negotiable and quoted on the Stock Exchange (book value)	1,404,381	330,923	467,087
a) shares (book value):	58,653	85,431	130,143
- fair value	58,653	85,431	130,143
- market value	-	-	-
- value at cost	131,328	131,328	130,143
b) bonds (book value):	1,345,728	245,493	336,944
- fair value	1,345,728	264,151	337,141
- market value	1,345,728	264,151	337,141
- value at cost	1,288,982	235,941	334,556
c) other - by type (book value)			

B. negotiable and quoted on the OTC market (book value)	-	-	-
a) shares (book value):			
- fair value			
- market value			
- value at cost			
b) bonds (book value):			
- fair value			
- market value			
- value at cost			
c) other - by type (book value)			
C. negotiable and non-quoted on the Stock Exchange or OTC market (book value)	748,231	1,249,793	311,614
a) shares (book value):	7,320	7,320	7,320
- fair value	7,320	7,320	7,320
- market value	-	-	-
- value at cost	7,320	7,320	7,320
b) bonds (book value):	381,211	698	1,226
- fair value	381,211	698	1,226
- market value	-	-	-
- value at cost	366,732	1,116	1,116
c) other - by type (book value)	359,700	1,241,775	1,741,488
c1) treasury bills (book value):	359,700	1,241,775	303,068
- fair value	359,700	1,249,029	304,135
- market value	-	-	-
- value at cost	354,839	1,215,676	300,695
c2) money bills (book value)	-	-	1,438,420
- fair value			1,439,888
- market value			-
- value at cost			1,431,017
D. Non-negotiable (book value)	480,464	608,774	715,824
a) shares (book value):	476,590	588,655	691,530
- fair value	476,590	588,655	691,530
- market value			
- value at cost	723,978	758,791	805,343
b) bonds (book value):	-	-	-
- fair value			
- market value			
- value at cost			
c) other - by type (book value)	3,874	20,119	24,294
c1) certificates of deposits (book value):	-	-	4,175
- fair value			4,175
- market value			-
- value at cost			4,151
c2) participation units (book value):	3,874	20,119	20,119
- fair value	3,874	20,119	20,119
- market value	-	-	-
- value at cost	3,874	20,119	20,119
Total value at cost	**2,877,052**	**2,370,290**	**3,034,461**
Opening balance for the period	**2,189,489**	**1,193,676**	**1,193,676**
Total adjustments	**(243,977)**	**(180,801)**	**(101,516)**
Total book value	**2,633,075**	**2,189,489**	**2,932,945**

Note 14

INTANGIBLE FIXED ASSETS	first half of 2002	2001	first half of 2001
a) research and development costs	-	-	-
b) goodwill	1,352,313	1,388,536	1,424,758
c) purchased licences, patents, etc.	57,917	65,340	39,588
- computer software	57,390	64,758	39,446
d) other intangible fixed assets	-	-	-
e) advances for intangible fixed assets	3,973	-	-
Total intangible fixed assets	**1,414,203**	**1,453,876**	**1,464,346**

MOVEMENTS IN INTANGIBLE FIXED ASSETS (in assets categories)							
	a	b	c		d	e	
	Research and development costs	Goodwill	Purchased licences, patents, etc., including	computer software	Other intangible fixed assets	Advances for intangible fixed assets	**Total intangible fixed assets**
a) opening balance at cost							1,643,836
- changes in accounting principles							(53,001)
a1) opening balance at cost as at 1 January 2002	-	1,448,907	141,928	141,294	-	-	1,590,835
b) increases (in respect of)		-	9,250	9,143	-	3,973	13,223
- purchase			6,281	6,281			6,281
- capital expenditures						3,973	3,973
- transfer from assets under construction			2,861	2,861			2,861
- reclassifications			106	-			106
- other			2	1			2
c) decreases (in respect of)		-	(106)	(106)	-	-	(106)
- reclassification			(106)	(106)			(106)
d) closing balance at cost	-	1,448,907	151,072	150,331	-	3,973	1,603,952
e) accumulated depreciation at the beginning of period							160,952
- changes in accounting principles							(23,994)
e1) accumulated depreciation as at 1 January 2002	-	60,371	76,587	76,536	-	-	136,958
f) depreciation for the period (in respect of)	-	36,223	16,568	16,405	-	-	52,791
- increases (in respect of)		36,223	16,662	16,499	-	-	52,885
- depreciation charges		36,223	16,566	16,498			52,789
- reclassification			94				94
- other			2	1			2
- decreases (in respect of)	-	-	(94)	(94)	-	-	(94)
- reclassification			(94)	(94)			(94)
g) accumulated depreciation at the end of period	-	96,594	93,155	92,941	-	-	189,749
h) charges for permanent diminution in value at the beginning of the period	-	-	-	-	-	-	-
- increases (in respect of)							
- Decreases							
i) charges for permanent diminution in value at the end of the period	-	-	-	-	-	-	-
j) net book value at the end of year	-	1,352,313	57,917	57,390	-	3,973	1,414,203

INTANGIBLE FIXED ASSETS (OWNERSHIP STRUCTURE)	first half of 2002	2001	first half of 2001
a) own	1,414,203	1,453,876	1,464,346
b) used under rental, lease or other agreement of a similar nature	-	-	-
Total intangible fixed assets	**1,414,203**	**1,453,876**	**1,464,346**

Note 15

TANGIBLE FIXED ASSETS	first half of 2002	2001	first half of 2001
Tangible fixed assets			
a) fixed assets, of which:	766,584	888,316	846,407
- land (including long term use of land)	2,297	3,155	2,629
- buildings, flats and structures	570,638	661,450	616,878
- equipment	-	-	-
- means of transport	31,887	35,302	28,628
- other fixed assets	161,762	188,409	198,272
b) assets under construction	34,729	20,545	67,414
c) prepayments	168	759	6,025
Total tangible fixed assets	**801,481**	**909,620**	**919,846**

MOVEMENTS IN TANGIBLE FIXED ASSETS (by asset categories)						
	Land (including long term use of land)	Buildings, flats and constructions	Equipment	Means of transport	Other fixed assets	**Total fixed assets**
a) opening balance at cost	3,155	772,564	-	52,651	666,212	1,494,582
- changes in accounting principles	-	8,334	-	-	-	8,334
a1) opening balance at cost as at 1 January 2002	3,155	780,898	-	52,651	666,212	1,502,916
b) increase (in respect of)	0	42,576		2,466	28,440	73,482
- purchase		1,904		13	13,017	14,934
- transfer from assets under construction		1,739		2,453	14,350	18,542
- reclassification		38,835				38,835
- other		98			1,073	1,171
c) decrease (in respect of)	(858)	(136,350)	-	(3,626)	(43,781)	(184,615)
- sale	(858)	(113,503)		(3,194)	(38,050)	(155,605)
- liquidation		(582)		(432)	(3,406)	(4,420)
- donations					(2,269)	(2,269)
- reclassificaton between groups		(22,265)			(2)	(22,267)
- reclassification					(54)	(54)
d) closing balance at cost	2,297	687,124	-	51,491	650,871	1,391,783

e) accumulated depreciation at the beginning of period	-	118,002	-	17,348	477,802	613,152
- changes in accounting principles		1,446	-	-	-	1,446
e1) accumulated depreciation as at 1 January 2002	-	119,448	-	17,348	477,802	614,598
f) depreciation for the period (in respect of)	0	(2,962)		2,256	11,307	10,601
- increase (in respect of)	0	34,245		4,976	44,674	83,895
- charge for the period		12,670		4,976	43,531	61,177
- reclassificaton between groups		21,575				21,575
- other					1,143	1,143
- decrease (in respect of)	0	(37,207)	-	(2,720)	(33,367)	(73,294)
- sale		(24,659)		(2,565)	(27,751)	(54,975)
- liquidation		(147)		(145)	(3,282)	(3,574)
- reclassificaton between groups					(54)	(54)
- donations					(2,269)	(2,269)
- reclassification		(12,335)			(2)	(12,337)
- other		(66)		(10)	(9)	(85)
g) accumulated depreciation at the end of period	-	116,486	-	19,604	489,109	625,199
h) charges for permanent diminution in value at the beginning of the period	-	-	-	-	-	-
- increases (in respect of)						
- Decreases						
i) charges for permanent diminution in value at the end of the period	-	-	-	-	-	-
j) net book value at the end of year	2,297	570,638	-	31,887	161,762	766,584

ON-BALANCE SHEET FIXED ASSETS (OWNERSHIP STRUCTURE)	**first half of 2002**	**2001**	**first half of 2001**
a) own	766,584	888,316	846,407
b) used under rental, lease or other agreement of a similar nature	-	-	-
Total on-balance sheet fixed assets	**766,584**	**888,316**	**846,407**

OFF-BALANCE SHEET FIXED ASSETS	**first half of 2002**	**2001**	**first half of 2001**
used under rental, lease or another agreement of a similar nature, of which:	38,548	54,596	54,596
- long term leases of land	38,548	54,596	54,596
Total off-balance sheet fixed assets	**38,548**	**54,596**	**54,596**

Note 16

OTHER ASSETS	**first half of 2002**	**2001**	**first half of 2001**
a) Repossessed assets	7,677	7,677	7,677
b) Other, of which:	215,123	288,802	437,495
- interbank settlements	48,073	111,528	59,498
- interbranch settlements	-	-	37,667
- settlement of purchase of option contracts	36,242	25,076	113,303
- accounts receivable	20,833	20,311	12,295
- staff loans out of the Social Fund	46,235	47,304	44,130
- stock	-	19	42
- sundry debtors	63,740	84,564	170,560
Total other assets	**222,800**	**296,479**	**445,172**

REPOSSESSED ASSETS	first half of 2002	2001	first half of 2001
a) fixed assets under construction	-	-	-
b) real estate	7,677	7,677	7,677
c) other	-	-	-
Total repossessed assets	**7,677**	**7,677**	**7,677**

CHANGE IN REPOSSESSED ASSETS	first half of 2002	2001	first half of 2001
Opening balance			
- real estate	7,677	7,677	7,677
a) increase over the period (in respect of)	-	2,013	-
- repossession to inventory		23	
- in return for debts		1,990	
b) decrease over the period (in respect of)	-	(2,013)	-
- sale		(23)	
- transfer of provision		(1,990)	
Closing balance			
- real estate	7,677	7,677	7,677

Note 17

INTERPERIOD SETTLEMENTS	first half of 2002	2001	first half of 2001
a. Long term	312,609	271,927	301,009
- deferred tax asset	312,609	271,927	301,009
- other interperiod settlements	-	-	-
b. Short term, including	61,936	49,802	78,627
- other interperiod settlements	61,936	49,802	78,627
Total interperiod settlements	**374,545**	**321,729**	**379,636**

CHANGE IN INTERPERIOD SETTLEMENTS IN RESPECT OF DEFERRED CORPORATE INCOME TAX	first half of 2002	2001	first half of 2001
1. Opening balance, in this:	276,978	267,032	267,032
a) recognised in financial results	271,927	267,032	267,032
b) recognised in own equity	5,051		
c) recognised in goodwill			
2. Increases	116,606	194,858	155,609
a) recognised in financial results of the period and resulting from negative temporary differences (in respect of)	116,606	194,858	155,609
b) recognised in financial results of the period and resulting from tax loss (in respect of)			
c) recognised in own equity of the period and resulting from negative temporary differences (in respect of)			
d) recognised in own equity in the period and resulting from tax loss (in respect of)			
e) recognised in goodwill in the period and resulting from negative temporary differences (in respect of)			
3. Decreases	(80,975)	(189,963)	(121,632)
a) recognised in financial results of the period and resulting from negative temporary differences (in respect of)	(74,813)	(189,963)	(121,632)
b) recognised in financial results of the period and resulting from tax loss (in respect of)			
c) recognised in own equity of the period and resulting from negative temporary differences (in respect of)			
d) recognised in own equity in the period and resulting from tax loss (in respect of)			
e) recognised in goodwill in the period and resulting from negative temporary differences (in respect of)			
f) recognised in financial results of the period and resulting from tax on participation in profits of subordinated undertakings	(263)		
g) recognised in financial results of the period and resulting from positive temporary differences on valuation of securities	(5,899)		

4. Closing balance, including	312,609	271,927	301,009
a) recognised in financial results	313,457	271,927	301,009
b) recognised in own equity	(848)		
c) recognised in goodwill			

OTHER INTERPERIOD SETTLEMENTS	first half of 2002	2001	first half of 2001
a) prepayments, of which:	61,936	49,802	78,627
- interest paid in advance	802	802	-
- commissions paid in advance	-	-	1,349
- other prepaid expenses	61,134	49,000	77,278
b) other interperiod settlements, of which:	-	-	-
Total interperiod settlements	**61,936**	**49,802**	**78,627**

Note 18

SUBORINATED LOANS				
1.	2.		3.	4.
Name of undertaking	Value of loan		Interest terms	Maturity
	ccy	PLN '000		
1. Handlowy Investments S.A.	PLN	38,174	WIBOR 3M PLN +1% p.a.	31.12.2003
2. Handlowy Investments S.A.	PLN	664	WIBOR 3M PLN +1% p.a.	31.12.2003
3. Handlowy Investments S.A.	PLN	6,232	WIBOR 3M PLN +1% p.a.	21.01.2003
4. Handlowy Investments S.A.	PLN	3,315	WIBOR 3M PLN +1% p.a.	11.02.2003
5. Handlowy Investments S.A.	PLN	33,210	WIBOR 3M PLN +1% p.a.	11.08.2003
6. Handlowy Investments S.A.	PLN	25,308	WIBOR 3M PLN +0,5% p.a.	30.06.2004
7. Handlowy Investments II S.a.r.l.	PLN	26,568	WIBOR 3M PLN +1% p.a.	31.12.2002
8. Handlowy Inwestycje Sp. z o.o.	PLN	30,300	WIBOR 6M PLN +1% p.a.	25.07.2005
Total: Subordinated loans	**163,771**			
Interest receivable	27,021			
Subordinated loans gross	**190,792**			

Note 19

In the first half of 2002 the total amount of charges (net) for permanent diminution in value of financial assets amounted to PLN 43,440 thousand, in this:

recognised in the profit and loss account:

- charges (net) for permanent diminution in value of investments in subsidiaries, joint ventures and associated undertakings amounted to PLN 55,361 thousand,
- charges (net) for permanent diminution in value of securities held until maturity amounted to PLN 5,249 thousand,
- adjustment (net) for positive revaluation of debt securities in trading portfolio amounted to PLN 2,003 thousand,

recognised in the own equity:

- adjustment (net) for positive revaluation of debt securities available for sale amounted to PLN 15,167 thousand,

Note 20

DUE TO OTHER FINANCIAL INSTITUTIONS (BY TYPE)	first half of 2002	2001	first half of 2001
a) Current accounts and deposits	3,191,367	3,064,188	2,996,018
- deposits of banks and other financial institutions	1,058,098	1,357,884	2,508,954
b) Loans and borrowings	783,540	1,658,303	2,066,522
c) Issued bills of exchange	-	-	-
d) Issue of securities	-	-	-
e) Other liabilities (in respect of)	165,711	140,319	151,520
- liabilities in the course of settlement	139,628	129,599	141,653
- open import L/Cs	-	492	8,586
- cash collaterals	26,083	10,228	1,281
f) Interest	40,855	42,641	44,973
Total due to other financial institutions	**4,181,473**	**4,905,451**	**5,259,033**

DUE TO OTHER FINANCIAL INSTITUTIONS (BY TERM TO MATURITY)	first half of 2002	2001	first half of 2001
a. Current	2,134,793	2,029,014	1,262,596
b. Term, with maturity from balance sheet date:	2,005,825	2,833,796	3,951,464
- up to 1 month	1,071,747	860,015	1,108,455
- 1 month - 3 months	278,408	103,031	212,553
- 3 months - 1 year	111,442	1,421,968	1,765,396
- 1 year - 5 years	414,068	399,682	828,309
- 5 years - 10 years	130,160	42,217	36,122
- 10 years - 20 years	-	6,883	629
- over 20 years	-	-	-
- matured before balance sheet date	-	-	-
c) Interest	40,855	42,641	44,973
Total due to other financial institutions	**4,181,473**	**4,905,451**	**5,259,033**

DUE TO OTHER FINANCIAL INSTITUTIONS (BY CONTRACTUAL MATURITY)	first half of 2002	2001	first half of 2001
a. Current	2,134,793	2,029,014	1,262,596
b. Term, with maturity from balance sheet date:	2,005,825	2,833,796	3,951,464
- up to 1 month	823,205	771,871	1,030,906
- 1 month - 3 months	87,528	146,000	127,619
- 3 months - 1 year	79,187	254,150	250,419
- 1 year - 5 years	581,319	1,548,339	2,414,009
- 5 years - 10 years	427,124	106,553	121,593
- 10 years - 20 years	7,462	6,883	6,918
- over 20 years	-	-	-
- matured before balance sheet date			
c) Interest	40,855	42,641	44,973
Total due to other financial institutions	**4,181,473**	**4,905,451**	**5,259,033**

Interest payable on amounts due to financial institutions is presented as term liabilities.

DUE TO OTHER FINANCIAL INSTITUTIONS (BY CURRENCY STRUCTURE)	first half of 2002	2001	first half of 2001
a. in PLN	2,672,088	2,809,007	2,748,161
b. in foreign currencies (by currency and converted into PLN)	1,509,385	2,096,444	2,510,872
b1. unit/currency EUR '000	233,151	385,201	333,793
PLN '000	934,724	1,356,641	1,127,654
b2. unit/currency USD '000	110,823	177,877	268,964
PLN '000	447,924	709,073	1,072,387
b3. other unit/currency PLN '000	126,737	30,730	310,831
Total due to other financial institutions	**4,181,473**	**4,905,451**	**5,259,033**

Note 21

DUE TO CUSTOMERS (BY TYPE)	first half of 2002	2001	first half of 2001
a) Current accounts and deposits	15,631,294	16,242,889	14,187,725
b) Loans and borrowings	-	-	-
c) Issued bills of exchange	-	-	-
d) Issue of securities	-	-	-
e) Other liabilities (in respect of)	223,664	166,293	334,005
- liabilities in the course of settlement	30,443	9,660	96,746
- cash collaterals	193,221	156,633	237,259
f) Interest	86,778	77,999	125,887
Total due to customers	**15,941,736**	**16,487,181**	**14,647,617**

DUE TO CUSTOMERS - SAVING ACCOUNTS (BY TERM TO MATURITY)	first half of 2002	2001	first half of 2001
a. Current			
b. Term, with maturity from balance sheet date:			
- up to 1 month			
- 1 month - 3 months			
- 3 months - 1 year			
- 1 year - 5 years			
- 5 years - 10 years			
- 10 years - 20 years			
- over 20 years			
- matured before balance sheet date			
c) Interest			
Total due to customers - savings accounts	-		-

DUE TO CUSTOMERS - SAVINGS ACCOUNTS (BY CONTRACTUAL MATURITY)	first half of 2002	2001	first half of 2001
a. Current			
b. Term, with maturity from balance sheet date:			
- up to 1 month			
- 1 month - 3 months			
- 3 months - 1 year			
- 1 year - 5 years			
- 5 years - 10 years			
- 10 years - 20 years			
- over 20 years			
- matured before balance sheet date			
c) Interest			
Total due to customers - savings accounts	-	-	-

DUE TO CUSTOMERS - OTHER (BY TERM TO MATURITY)	first half of 2002	2001	first half of 2001
a. Current	6,722,311	6,645,739	5,031,941
b. Term, with maturity from balance sheet date:	9,132,647	9,763,443	9,489,789
- up to 1 month	4,848,503	5,385,471	6,198,807
- 1 month - 3 months	1,195,195	1,513,458	1,605,548
- 3 months - 1 year	1,570,318	1,558,363	1,614,122
- 1 year - 5 years	1,517,831	1,303,747	68,959
- 5 years - 10 years	800	2,395	2,353
- 10 years - 20 years	-	9	-
- over 20 years	-	-	
- matured before balance sheet date	-	-	-
c) Interest	86,778	77,999	125,887
Total due to customers - other	**15,941,736**	**16,487,181**	**14,647,617**

DUE TO CUSTOMERS - OTHER (BY CONTRACTUAL MATURITY)	first half of 2002	2001	first half of 2001
a. Current	6,722,311	6,645,739	5,031,941
b. Term, with maturity from balance sheet date:	9,132,647	9,763,443	9,489,789
- up to 1 month	3,284,799	5,373,921	5,010,621
- 1 month - 3 months	1,853,908	1,518,252	2,379,510
- 3 months - 1 year	2,433,719	1,547,222	1,970,637
- 1 year - 5 years	1,559,392	1,320,956	125,557
- 5 years - 10 years	829	3,076	3,464
- 10 years - 20 years	-	16	-
- over 20 years	-	-	-
- matured before balance sheet date			
c) Interest	86,778	77,999	125,887
Total due to customers - other	**15,941,736**	**16,487,181**	**14,647,617**

Interest payable on amounts due to customers is presented as term liabilities.

CUSTOMER DEPOSITS (BY CURRENCY STRUCTURE)	first half of 2002	2001	first half of 2001
a. in PLN	10,475,899	11,238,151	10,176,740
b. in foreign currencies (by currency and converted into PLN)	5,465,837	5,249,030	4,470,877
b1. unit/currency EUR '000	589,303	644,646	280,436
PLN '000	2,362,575	2,270,377	947,397
b2. unit/currency USD '000	668,153	655,240	687,007
PLN '000	2,700,542	2,611,984	2,739,165
b3. unit/currency clearing dollars '000	50,332	50,332	37,256
PLN '000	203,407	199,320	148,544
b4. other currencies (in PLN '000)	199,313	167,349	635,771
Total customer deposits	**15,941,736**	**16,487,181**	**14,647,617**

Note 22

DUE TO STATE BUDGET (BY TYPE)	first half of 2002	2001	first half of 2001
a) Current accounts and deposits	1,002,083	877,679	889,366
b) Loans and borrowings	-	-	-
c) Issued bills of exchange	-	-	-
d) Issue of securities	-	-	-
e) Other liabilities (in respect of)	122	1,932	-
- liabilities in the course of settlement	1	1	
- cash collaterals	121	1,931	
f) Interest	2,144	3,326	6,382
Total due to State Budget	**1,004,349**	**882,937**	**895,748**

DUE TO STATE BUDGET - SAVING ACCOUNTS (BY TERM TO MATURITY)	first half of 2002	2001	first half of 2001
a. Current			
b. Term, with maturity from balance sheet date:			
- up to 1 month			
- 1 month - 3 months			
- 3 months - 1 year			
- 1 year - 5 years			
- 5 years - 10 years			
- 10 years - 20 years			
- over 20 years			
- matured before balance sheet date			
c) Interest			
Total due to State Budget - savings accounts	-	-	-

DUE TO STATE BUDGET - SAVINGS ACCOUNTS (BY CONTRACTUAL MATURITY)	first half of 2002	2001	first half of 2001
a. Current			
b. Term, with maturity from balance sheet date:			
- up to 1 month			
- 1 month - 3 months			
- 3 months - 1 year			
- 1 year - 5 years			
- 5 years - 10 years			
- 10 years - 20 years			
- over 20 years			
- matured before balance sheet date			
c) Interest			
Total due to State Budget - savings accounts	-	-	-

DUE TO STATE BUDGET - OTHER (BY TERM TO MATURITY)	first half of 2002	2001	first half of 2001
a. Current	353,330	284,093	269,034
b. Term, with maturity from balance sheet date:	648,875	595,518	620,332
- up to 1 month	513,121	434,444	462,585
- 1 month - 3 months	110,374	135,059	108,878
- 3 months - 1 year	25,344	26,015	48,869
- 1 year - 5 years	36	-	-
- 5 years - 10 years	-	-	-
- 10 years - 20 years	-	-	-
- over 20 years	-	-	-
- matured before balance sheet date	-	-	-
c) Interest	2,144	3,326	6,382
Total due to State Budget - other	**1,004,349**	**882,937**	**895,748**

DUE TO STATE BUDGET - OTHER (BY CONTRACTUAL MATURITY)	first half of 2002	2001	first half of 2001
a. Current	353,330	284,093	269,034
b. Term, with maturity from balance sheet date:	648,875	595,518	620,332
- up to 1 month	423,218	411,585	361,397
- 1 month - 3 months	171,609	131,632	195,795
- 3 months - 1 year	50,206	50,294	63,136
- 1 year - 5 years	3,842	2,007	4
- 5 years - 10 years	-	-	-
- 10 years - 20 years	-	-	-
- over 20 years	-	-	-
- matured before balance sheet date			
c) Interest	2,144	3,326	6,382
Total due to State Budget - other	**1,004,349**	**882,937**	**895,748**

Interest payable on amounts due to State Budget is presented as term liabilities.

DUE TO STATE BUDGET (BY CURRENCY STRUCTURE)	first half of 2002	2001	first half of 2001
a. in PLN	942,067	810,953	783,834
b. in foreign currencies (by currency and converted into PLN)	62,282	71,984	111,914
b1. unit/currency EUR '000	12,981	18,255	27,588
PLN '000	52,041	64,292	93,202
b2. other currencies (in PLN '000)	10,241	7,692	18,712
Total due to State Budget	**1,004,349**	**882,937**	**895,748**

Note 23

LIABILITIES IN RESPECT OF SECURITIES SUBJECT TO SALE AND REPURCHASE AGREEMENTS	first half of 2002	2001	first half of 2001
a) financial institutions			
b) non-financial sector and State Budgets			
c) interest			
Liabilities in respect of securities subject to sale and repurchase agreements	-	-	-

Liabilities collateralised on the Bank's assets

As at 30 June 2002, 31 December 2001 as well as at 30 June 2001, the Bank did not have any liabilities collateralised on its assets.

Note 24

SECURITIES ISSUED	first half of 2002	2001	first half of 2001
a Bonds			-
b. Certificates			21,013
c. Other (in respect of)			-
d. Interest			3,130
Total securities issued	-	-	**24,143**

MOVEMENTS IN SECURITIES ISSUED	first half of 2002	2001	first half of 2001
opening balance	-	4	4
a) increases (in respect of)		25,000	24,142
- Bank's merger with CPSA		22,792	22,792
- other (interest, discount)		2,208	1,350
b) decreases (in respect of)		(25,004)	(3)
- redemption of certificates		(21,015)	(3)
- other (interest, discount)		(3,989)	0
Closing balance	-	-	**24,143**

LONG TERM LIABILITIES ARISING ON DEBT SECURITIES ISSUED						
a	b	c	d	e	f	g
Debt securities by type	Nominal value	Interest rate	Maturity	Collateral	Additional rights	Organised secondary market

Note 25

SPECIAL FUNDS AND OTHER LIABILITIES	first half of 2002	2001	first half of 2001
a) special funds (in respect of)	90,758	85,367	86,201
- staff benefits	88,272	83,167	84,087
- other funds	2,486	2,200	2,114
b) other liabilities, of which:	623,554	342,610	1,282,994
- interbank settlements	306,743	63,593	219,422
- interbranch settlements	12,472	126,189	-
- settlement of sale of option contracts	48,117	46,199	803,243
- settlements with budget	45,454	72,291	32,432
- sundry debtors	210,768	34,338	227,897
Total special funds and other liabilities	**714,312**	**427,977**	**1,369,195**

Note 26

ACCRUALS AND DEFERRED INCOME	first half of 2002	2001	first half of 2001
a) short term, including:	81,213	120,403	194,871
- provision for employee payments	26,011	37,802	52,355
- accrued expenses on restructuring, of which:	19,563	50,326	94,251
- personnel	8,427	35,036	59,016
- premises	11,136	15,290	35,235
- other	35,639	32,275	48,265
b) long term, including:	25,000	25,000	-
- provision for employees retirement and jubilee payments	25,000	25,000	
Total accruals and deferred income	**106,213**	**145,403**	**194,871**

The provision against restructuring expense was established in 2000 with a view to the merger of the Bank with Citibank (Poland) S.A., subsequently executed on 28 February 2001, including the planned centralization and integration of head office and branch office functions, of buildings and other facilities in service, and of computer systems.

CHANGE IN NEGATIVE GOODWILL	first half of 2002	2001	first half of 2001
Opening balance			
a) increases (in respect of)			
b) decreases (in respect of)			
Closing balance	-	-	-

OTHER ACCRUALS AND DEFERRED INCOME	first half of 2002	2001	first half of 2001
a) short term, including:	304,348	290,541	236,722
- deferred income	74,596	91,923	99,819
- interest received in advance	47,805	22,053	5,724
- commission received in advance	7,352	7,838	5,945
- other income received in advance	19,439	62,032	88,150
- income in suspense (of which)	229,752	198,618	136,903
- interest in suspense	129,211	100,043	99,991
- other income to settle	68,908	74,513	12,015
- capitalised interest	31,633	24,062	24,897
b) long term, including:	335,710	291,547	237,602
- interest in suspense	312,273	253,539	185,476
- FX differences on structural positions	23,437	38,008	52,126
Total other accruals and deferred income	**640,058**	**582,088**	**474,324**

Note 27

CHANGE IN INTERPERIOD SETTLEMENTS IN RESPECT OF DEFERRED CORPORATE INCOME TAX	first half of 2002	2001	first half of 2001
1. Opening balance, in this:	-	-	-
a) recognised in financial results			
b) recognised in own equity			
c) recognised in goodwill			
2. Increases			
a) recognised in financial results of the period and resulting from positive temporary differences (in respect of)			
b) recognised in financial results of the period and resulting from positive temporary differences (in respect of)			
c) recognised in own equity of the period and resulting from positive temporary differences (in respect of)			
3. Decreases			
a) recognised in financial results of the period and resulting from positive temporary differences (in respect of)			
b) recognised in financial results of the period and resulting from positive temporary differences (in respect of)			
c) recognised in own equity of the period and resulting from positive temporary differences (in respect of)			
Closing balance, including	-	-	-
a) recognised in financial results			
b) recognised in own equity			
c) recognised in goodwill			

INTERPERIOD SETTLEMENTS IN RESPECT OF DEFERRED CORPORATE INCOME TAX (CURRENCY STRUCTURE)	first half of 2002	2001	first half of 2001
a. in PLN			
b. in foreign currencies (by currency and converted into PLN)			
b1. unit/currency			
PLN '000			
-			
b4. other currencies (in PLN '000)			
Interperiod settlements in respect of deferred corporate income tax	-	-	-

OTHER PROVISIONS (BY TYPE), OF WHICH:	first half of 2002	2001	first half of 2001
- off-balance sheet commitments	127,279	125,913	156,476
- general risk	300,000	300,000	250,000
Total other provisions	**427,279**	**425,913**	**406,476**

OTHER PROVISIONS	first half of 2002	2001	first half of 2001
a) short term (by type)	31,497	74,464	79,197
- off-balance sheet commitments	31,497	74,464	79,197
b) long term (by type)	395,782	351,449	327,279
- off-balance sheet commitments	95,782	51,449	77,279
- general risk	300,000	300,000	250,000
Total other provisions	**427,279**	**425,913**	**406,476**

OTHER PROVISIONS (CURRENCY STRUCTURE)	first half of 2002	2001	first half of 2001
a. in PLN	375,080	375,664	353,791
b. in foreign currencies (by currency and converted into PLN)	52,199	50,249	52,685
b1. unit/currency	4,550	1,252	401
PLN '000	18,243	4,410	1,355
b2. unit/currency USD '000	2,905	2,466	3,926
PLN '000	11,740	9,829	15,652
b3. other currencies (in PLN '000)	22,216	36,010	35,678
Total other provisions	**427,279**	**425,913**	**406,476**

MOVEMENTS IN OTHER SHORT TERM PROVISIONS	first half of 2002	2001	first half of 2001
Opening balance			
- off-balance sheet commitments	74,464	5,854	5,854
a) increases (in respect of)	1,982	142,929	76,643
- Bank's merger with CPSA	-	29,569	29,569
- charges to provisions	1,274	112,410	46,678
- reclassifications	22	801	396
- FX differences	686	149	-
b) utilisation (in respect of)	-	-	-
c) release (in respect of)	(44,949)	(74,319)	(3,300)
- release of provisions	(43,311)	(65,357)	(1,402)
- reclassifications	(1,638)	(4,846)	(1,747)
- FX differences	-	(4,116)	(151)
Closing balance (by type)			
- off-balance sheet commitments	31,497	74,464	79,197
Total closing balance	**31,497**	**74,464**	**79,197**

MOVEMENTS IN OTHER LONG TERM PROVISIONS	first half of 2002	2001	first half of 2001
Opening balance			
- off-balance sheet commitments	51,449	19,475	19,475
- general risk	300,000	250,000	250,000
a) increases (in respect of)	132,317	172,806	105,891
- Bank's merger with CPSA	-	18,904	18,904
- charges to provisions	126,110	152,740	86,676
- reclassifications	2,191	980	311
- FX differences	4,016	182	-
b) utilisation (in respect of)	-	-	-
c) release (in respect of)	(87,984)	(90,832)	(48,087)
- release of provisions	(84,162)	(79,881)	(46,594)
- reclassifications	(3,822)	(5,922)	(1,372)
- FX differences		(5,029)	(121)
Closing balance (by type)			
- off-balance sheet commitments	95,782	51,449	77,279
- general risk	300,000	300,000	250,000
Total closing balance	**395,782**	**351,449**	**327,279**

Note 28

SUBORDINATED DEBT						
a	b		c	d	e	f
Name of undertaking	Loan value		Interest	Maturity	Balance	Interest
	currency	PLN '000				

MOVEMENTS IN SUBORDINATED DEBT	first half of 2002	2001	first half of 2001
opening balance			
a) increases (in respect of)			
b) decreases (in respect of)			
Closing balance	-	-	-

Note 29

SHARE CAPITAL								
Series/ issue	Type of shares	Type of preference	Type of limitation	Number of shares	Value of series/issue	Way of payment	Date of registration	Eligibility for dividend
A	bearer shares	ordinary shares	-	65,000,000	260,000	paid in	27.03.97	01.01.97
B	bearer shares	ordinary shares	-	1,120,000	4,480	paid in	27.10.98	01.01.97
B	bearer shares	ordinary shares	-	1,557,500	6,230	paid in	25.06.99	01.01.97
B	bearer shares	ordinary shares	-	2,240,000	8,960	paid in	16.11.99	01.01.97
B	bearer shares	ordinary shares	-	17,648,500	70,594	paid in	24.05.02	01.01.97
C	bearer shares	ordinary shares	-	37,659,600	150,638	transfer of CPSA to Bank	28.02.01	01.01.00
Total number of shares				**125,225,600**				
Total share capital					**500,902**			
Nominal value of 1 share equalls to PLN 4								

Changes in share capital

At 30 June 2001 the Bank's authorised capital totalled PLN 430,308,400 divided into 107,577,100 ordinary bearer shares with a par value of PLN 4 each. At 30 June 2002 the Bank's authorised capital totalled PLN 500,902,400 divided into 125,225,600 ordinary bearer shares with a par value of PLN 4 each. The increase in capital of PLN 70,594,000 resulted from the conversion of 17,648,500 Special Bonds into Series B ordinary bearer shares, each with a par value of PLN 4 by Citibank Overseas Investment Corporation, a subsidiary undertaking of Citibank N.A.

By a resolution adopted at the General Shareholders' Meeting on 15 April 1997, the Bank issued 28,000,000 Special Bonds with a nominal value of PLN 4 each. As of 30 June 2002, 5,434,000 of the Special Bonds were outstanding and each of them could be converted into 1 ordinary share of B issue Conversion of the bonds into shares can be effected at the rate of one zloty of nominal value of the bond to one zloty of nominal value in shares. Therefore, in the event of conversion of all outstanding bonds, the nominal value of the share capital would amount to PLN 522,638,400, divided into 130,659,600 ordinary bearer shares with a nominal value of PLN 4 each. The bearers of Special Bonds have the right to participate in dividends for periods after 1 January 1997 on the same basis as ordinary shareholders.
No preference shares are provided for in the Articles of Association.

Significant changes in the ownership structure of shares from 30 June 2001 to 30 June 2002 are as follows:

- the proportion of authorised capital represented by the shares held by Citibank Overseas Investment Corporation, USA, a subsidiary of Citibank N.A., increased from 91.39% to 93.20%,

List of shareholders

The shareholders entitled at 30 June 2002 to exercise at least 5% of the total number of votes at a General Meeting of Shareholders or holding at least 5% of the Bank's authorized capital at that date are listed in the table below.

The item "Other shareholders" represents the combined figure for all shareholders with interests entitling them to less than 5% of votes at a General Meeting.

	Value of shares (PLN thousand)	No. of shares	Percent age of shares	No. of votes at General meeting	Percentage of votes at General Meeting
Citibank Overseas Investment Corporation, USA	466,870	116,717,574	93.20	116,717,574	93.20
Other shareholders	34,032	8,508,026	6.80	8,508,026	6.80
Total	**500,902**	**125,225,600**	**100.00**	**125,225,600**	**100.00**

Note 30

ISSUER OWN SHARES				
a	b	c	d	e
Number of shares	Value at cost	B/S value	Purpose of acquisition	Destination

ISSUER'S SHARES OWNED BY SUBORDINATED UNDERTAKINGS			
a	b	c	d
Name of undertaking	Number of shares	Value at cost	Book value

Note 31

EQUITY RESERVES	first half of 2002	2001	first half of 2001
a) surplus capital	-	-	-
b) mandatory reserve	166,967	143,436	143,436
c) statutory	2,877,618	2,901,149	2,901,149
d) contribution of shareholders	-	-	-
e) other	-	-	-
Total equity reserves	**3,044,585**	**3,044,585**	**3,044,585**

Note 32

REVALUATION RESERVE	first half of 2002	2001	first half of 2001
a) revaluation of fixed assets	30,892	76,958	77,609
b) deferred tax	-	-	-
c) FX differences arising from translation of foreign branches	-	-	-
d) other (by type)	15,167	-	-
- revaluation of financial assets	15,167		
Total revaluation reserve	**46,059**	**76,958**	**77,609**

Note 33

OTHER RESERVES (by purpose)	first half of 2002	first half of 2001
- General banking risk fund	390,000	390,000
- Equity reserve for brokerage activity	-	-
- Equity reserves	1,754,251	1,707,222
- Special Bonds	21,736	92,330
Total other reserves	**2,165,987**	**2,189,552**

Special Bonds
As at 30 June 2002 Powszechny Zakład Ubezpieczeń S.A. was the only entity that holds the Special Bonds. The number of the Special Bonds held equalled 5,434,000.

The holders of Special Bonds at 31 December 2001 and 30 June 2001, are listed in the table below:

	Value of bonds (in PLN thousand)	No. of bonds	Percentage held %
Citibank Overseas Investment Corporation, USA	70,594	17,648,500	76.46
Powszechny Zakład Ubezpieczeń S.A., Warszawa	21,736	5,434,000	23.54
Total	**92,330**	**23,082,500**	**100,00**

Note 34

Data for calculation of capital adequacy ratio

The capital adequacy ratio of the Bank was calculated in accordance with regulations being in power in Poland in the reporting periods.

Data for calculation of capital adequacy ratio as at 30 June 2002.

The capital adequacy ratio was calculated according to principles defined in resolution No 5/2001 of the Banking Supervision Commission dated 12 December 2001 on specific principles for calculation of capital requirements for particular types of risk, including excesses of concentration limits, principles for calculation of solvency ratio, regarding relationships with subsidiary undertakings or operating in the same holding and defining additional items of balance sheet seized with own equity for capital adequacy calculation and the scope and methodology for calculation (Official Journal of NBP No 22, position 43.

	30.06.2002
Total capital requirement	2,132,310
Own funds, in this:	4,928,604
Tier I equity (adjusted)	5,247,570
Tier II equity	67,795
Decreases of tier I and tier II equity	386,761
Capital adequacy ratio	18.49

Data for calculation of capital adequacy ratio as at 31 December 2001 and 30 June 2001.

The capital adequacy ratio was calculated according to principles defined in resolution No 5/98 of the Banking Supervision Commission dated 2 December 1998 on the calculation of the capital adequacy ratio and percentage risk weightings for different categories of assets and off-balance sheet commitments (Official Journal of NBP No 26, position 61).

	31.12.2001	**30.06.2001**
Total of risk weighted assets and off-balance sheet commitments	24,715,504	25,492,636
Own funds used for calculation of capital adequacy ratio, in this	5,243,734	5,146,737
Tier I equity	5,426,255	5,424,608
Tier II equity	169,288	169,939
Decreases of tier I and tier II equity	351,809	447,810
Capital adequacy ratio	21.22	20.19

Note 35

Data for calculation of book value per share

	30.06.2002	**31.12.2001**	**30.06.2001**
Shareholders' equity (Tier I)	**5,689,738,565.00**	**5,572,766,174.59**	**5,572,115,252.66**
Share capital	500,902,400.00	430,308,400.00	430,308,400.00
Equity reserves	3,044,585,297.06	3,044,585,297.06	3,044,585,297.06
General reserve (in other reserves)	1,754,250,867.94	1,707,872,477.53	1,707,221,555.60
General banking risk fund	390,000,000.00	390,000,000.00	390,000,000.00
Other equity (Tier II)	**46,059,062.54**	**76,958,202.91**	**77,609,124.84**
Revaluation reserve from revaluation of fixed assets	46,059,062.54	76,958,202.91	77,609,124.84
Adjustment of profit valuation for previous years	**(17,908,254.46)**	-	-
Net profit	**142,211,712.51**	**163,636,000.16**	**140,044,073.94**
Book value without Special Bonds (in PLN)	**5,860,101,085.59**	**5,813,360,377.66**	**5,789,768,451.44**
Number of shares	125,225,600	107,577,100	107,577,100
Net book value per share (in PLN)	**46.80**	**54.04**	**53.82**
Other funds			
Other funds (Special Bonds)	21,736,000.00	92,330,000.00	92,330,000.00
Book value including Special Bonds (in PLN)	**5,881,837,085.59**	**5,905,690,377.66**	**5,882,098,451.44**
assumed number of shares*	130,659,600	130,659,600	130,659,600
Diluted book value per share (in PLN)*	**45.02**	**45.20**	**45.02**

* Assumed number of shares includes, in addition to ordinary shares, Special Bonds. Special Bonds have the right to participate in dividends on the same basis as ordinary shares.

Note 36

OFF-BALANCE SHEET COMMITMENTS GRANTED TO RELATED PARTIES (in respect of)	first half of 2002	2001	first half of 2001
a) guarantees granted, including	88,002	90,143	95,195
- subsidiary undertakings	5,000	6,623	-
- joint ventures	1,128	1,118	1,118
- associated undertakings	81,874	82,402	94,077
- material investor	-	-	-
- parent entity	-	-	-
b) other (in respect of)	110,406	160,705	137,508
- import L/Cs	4,100	6,397	9,474
- in this: subsidiary undertakings	4,076	5,985	6,368
- in this: joint ventures	-	-	-
- in this: associated undertakings	24	412	3,106
- in this: material investor	-	-	-
- in this: parent entity	-	-	-
- credit lines granted	106,306	154,308	128,034
- in this: subsidiary undertakings	104,806	118,656	78,717
- in this: joint ventures	-	5,000	23,721
- in this: associated undertakings	1,500	30,652	25,596
- in this: material investor	-	-	-
- in this: parent entity	-	-	-
Total off-balance sheet commitments granted to related parties	**198,408**	**250,848**	**232,703**

Note 37

OFF-BALANCE SHEET COMMITMENTS RECEIVED TO RELATED PARTIES (in respect of)	first half of 2002	2001	first half of 2001
a) guarantees granted, including	-	-	-
- subsidiary undertakings			
- joint ventures			
- associated undertakings			
- material investor			
- parent entity			
b) other (in respect of)	-	-	-
Total off-balance sheet commitments received to related parties	-	-	-

NOTES ON THE PROFIT AND LOSS STATEMENT

Note 38

INTEREST INCOME	first half of 2002	first half of 2001
a. Interest income from financial sector	113.282	216.194
b. Interest income from customers	702.831	1.032.172
c. Interest income from State Budget	1.769	493
d. Interest income from securities	127.288	108.797
e. Other*	-	13.639
Total interest income	**945.170**	**1.371.295**

*/ In the first half of 2001 other interest income included PLN 13,639 thousand in interest received on subordinated loans extended to subsidiary undertakings.

Note 39

INTEREST EXPENSE	first half of 2002	first half of 2001
a. Interest expense from financial sector	166.855	251.842
b. Interest expense from customers	412.710	685.334
c. Interest expense from State Budget	46.990	62.597
d. Other	-	1.349
Total interest expense	**626.555**	**1.001.122**

Note 40

FEE AND COMMISSION INCOME	first half of 2002	first half of 2001
a. Fee and commissions income from banking operations	264.768	231.955
b. Fee and commission income from brokerage activities	-	6.072
Total fee and commissions income	**264.768**	**238.027**

Fee income from brokerage activity in 2001 refers to income earned over the period from 1 January to 31 March 2001. As of 1 April 2001 the Bank directly does not conduct brokerage activity within its structure.

Note 41

INCOME FROM SHARES AND OTHER FINANCIAL INSTRUMENTS	first half of 2002	first half of 2001
a. Income from investments in subsidiary undertakings	7.933	-
b. Income from investments in joint ventures	-	140
c. Income from investments in associated undertakings	-	32.188
d. Income from investments in other undertakings	-	-
Total income from shares and other financial instruments	**7.933**	**32.328**

In the first half of 2002, income from shares and other financial instruments included PLN 7,933 thousand a gain from the sale of subsidiary undertaking Cuprum Bank S.A.
In the first half of 2001, income from shares and other financial instruments included PLN 24,115 thousand representing a gain from the sale of the Bank's associated undertaking, Mitteleuropäische Handelsbank A.G. and PLN 8,213 thousand in dividends on equity interests in joint ventures and associated undertakings.

Note 42

RESULT ON FINANCIAL OPERATIONS	first half of 2002	first half of 2001
a. Securities and other financial instruments	53.958	(27.322)
- income on securities and other financial instruments	3.223.007	1.398.554
- expense on securities and other financial instruments	3.169.049	1.425.876
b. Other	525	6.801
Result on financial operations	**54.483**	**(20.521)**

Note 43

OTHER OPERATING INCOME	first half of 2002	first half of 2001
a) professional asset management services	-	-
b) sale or liquidation of fixed assets and assets for sale *	2,316	1,508
c) recovered loss receivables	3,015	172
d) received compensation, fines, etc.	135	331
e) received donations	-	-
f) other (in respect of)	22,404	22,644
- refund of BGF expense	3,934	3,448
- by-income	3,651	3,098
- sale of goods and services	3,391	5,912
- release of specific provisions for sundry debtors	1,810	473
- income from rental services and other income	9,618	9,713
Other operating income	**27,870**	**24,655**

Note 44

OTHER OPERATING EXPENSES	first half of 2002	first half of 2001
a) professional asset management services	-	-
b) sale or liquidation of fixed assets and assets for sale	11,169	4,447
c) write-offs of receivables	104	63
d) paid compensation, fines, etc.	-	514
e) donations made	191	4,572
f) other (in respect of)	47,881	30,204
- non-operating expenses	1,748	1,732
- vindication of receivables	176	915
- special provision on sundry debtors	1,633	224
- depreciation of goodwill	36,223	24,148
- other expenses	8,101	3,185
Total other operating expenses	**59,345**	**39,800**

In the first half of 2002 a depreciation charge of PLN 36,223 thousand (first half of 2001: PLN 24,148 thousand) against the goodwill arising on the merger of the Bank and CPSA has been included in other operating expense.

Note 45

GENERAL EXPENSES	first half of 2002	first half of 2001
a. Salaries	203,772	185,689
b. Charges to salaries and insurance	46,871	50,068
c. Material costs	271,311	247,624
d. Taxes and levies	3,450	1,634
e. Bank Guarantee Fund charges	4,002	7,604
f. Other (in respect of)	-	-
Total general expenses	**529,406**	**492,619**

Note 46

CHARGES TO PROVISIONS AND REVALUATION	first half of 2002	first half of 2001
a. Charges to provisions for:	553.344	402.824
- normal loans	13	35
- watch loans	329	170
- irregular loans	425.618	269.264
- off-balance sheet commitments	-	-
- general risk fund	127.384	133.355
- other	-	-
b. Revaluation:	33.703	798
- diminution in value of financial assets	33.703	798
- other	-	-
Total charges to provisions and revaluation	**587.047**	**403.622**

In the first half of 2002, charges to provisions for permanent diminution in value of financial assets included the provisions against shares in associated undertakings operating in the construction sector for a total amount of PLN 26,778 thousand.

Note 47

RELEASE OF PROVISIONS AND DECREASE IN RESPECT OF REVALUATION	first half of 2002	first half of 2001
1 Release of provisions for:	415.905	221.887
- normal receivables *	7	26.491
- watch receivables	2.052	-
- irregular receivables	286.373	147.400
- general risk fund	-	-
- off-balance sheet commitments	127.473	47.996
- other	-	-
2. Decrease in respect of revaluation:	3.682	11.170
- financial assets	3.682	11.170
- other	-	-
Total release of provisions and decrease in respect of revaluation	**419.587**	**233.057**

*/ In the first half of 2001 in the Bank recognised in normal receivables a release of provisions for normal and watch receivables. Accounting treatment did not provide for a possibility to present the data separately.

In the first half of 2001, the Bank released the majority of specific provisions established at CPSA prior to the merger with the Bank for normal and watch receivables. Pursuant to Resolution No. 8/1999 of the Commission for Banking Supervision on procedures for provisioning against the risk of banking operations dated 22 December 1999 (Official Journal of NBP No. 26/99, item 43), effecting from 30 March 2000, the Bank does not establish provisions against such loans where the required level of such provisions does not exceed 25% of the balance of general risk provision.

Note 49

EXTRAORDINARY GAINS	first half of 2002	first half of 2001
a) contingent	0	
d) other		
Total extraordinary gains	**0**	-

Note 50

EXTRAORDINARY LOSSES	first half of 2002	first half of 2001
a) contingent		
d) other		
Total extraordinary losses	-	-

Note 51

CORPORATE INCOME TAX	first half of 2002	first half of 2001
1. Gross profit / (loss) before taxation	222,039	207,877
2. Differences between gross profit / (loss) before taxation and taxable income	212,928	154,430
a) Permanent differences between gross profit / (loss) before taxation and taxable income	47,731	33,087
b) Temporary differences between gross profit / (loss) before taxation and taxable income	165,197	121,343
3. Taxable income	434,967	362,307
4. Corporate income tax at the rate 28%	121,791	101,446
5. Deductions and decreases	(76)	(302)
6. Corporate income tax payable as per tax return for the period, including:	121,715	101,144
- recognised in the profit and loss account	121,715	101,144
- related to items that decreased or increased own equity	-	-
- related to items that decreased or increased goodwill	-	-
7. Corporate income tax presented in the profit and loss account (including tax paid on the shares in legal entities)	122,340	101,809

DEFERRED INCOME TAX RECOGNISED IN PROFIT AND LOSS ACCOUNT	first half of 2002	first half of 2001
decrease (increase) resulting from arise and reverting of temporary differences	39,180	33,976
decrease (increase) resulting from change in tax rates	2,399	-
decrease (increase) resulting from previously not recognised tax losses, tax allowances or temporary difference related to previous periods	-	-
decrease (increase) resulting from writing off deferred tax assets or impossibility of utilisation of deferred tax provision	-	-
other components of deferred tax (by type)	-	-
Total deferred income tax	41,579	33,976

TOTAL DEFERRED INCOME TAX	first half of 2002	first half of 2001
- recognised in own equity	848	-
- recognised in positive or negative goodwill	-	-

CORPORATE INCOME TAX REPORTED IN PROFIT AND LOSS ACCOUNT AND RELATED TO:	first half of 2002	first half of 2001
- ceased activity	-	-
- result on extraordinary operations	-	-

Note 52

OTHER OBLIGATORY DECREASES OF PROFIT (INCREASES OF LOSS), RESULTING FROM	first half of 2002	first half of 2001
Other obligatory charges reducing profit (increasing loss), of which:	-	-
Total other obligatory charges to profit (loss)	-	-

Note 53

PARTICIPATION IN NET PROFITS (LOSSES) OF SUBORDINATED ENTITIES ACCOUNTED FOR UNDER AN EQUITY METHOD, OF WHICH:	first half of 2002	first half of 2001
- charge of goodwill of subordinated entities	-	
- charge of negative goodwill of subordinated entities	-	
- charge of difference in revaluation of net assets	934	-

Note 54

Proposed distribution of net profit for 2001 and actual distribution of profit for 2000 is as follows:

	Proposed distribution of profit for 2001		Distribution of profit for 2000	
	in PLN	in %	in PLN	in %
Profit	**163,636,000.16**	**100%**	**204,711,297.06**	**100%**
- Dividend	163,324,500.00	99.8%	130,659,600.00	63.8%
- Own equity:				
capital surplus	-	-	21,051,697.06	10.3%
reserve capital	311,500.16	0.2%		
general risk reserve	-	-	50,000,000.00	24.4%
- Special funds – Staff Benefit Fund	-	-	3,000,000.00	1.5%

Note 55

Data for the calculation of profit per share

	12 months ended 30 June	
	2002	**2001**
Net profit in the second half of 2001	23,591,926.22	
Net profit in the first half of 2002	142,211,712.51	
Net profit in the second half of 2000		65,204,856.81
Net profit in the first half of 2001		140,044,073.94
Net profit / (loss) (in PLN)	**165,803,638.73**	**205,248,930.75**
Weighted average number of ordinary shares *	125,225,600	107,577,100
Net profit / (loss) per ordinary share (in PLN) *	**1.32**	**1.91**
Weighted average assumed number of ordinary shares **	130,659,600	130,659,600
Diluted profit / (loss) per ordinary share (in PLN) **	**1.27**	**1.57**

* This figure includes the weighted average number of ordinary shares held by the shareholders of the Bank in the year. The weighting reflects the duration (whole or part of reporting year) in which the shares had the right to participate in profits. Simultaneously, Special Bonds, which are not included in the ratio, had the right to participate in profits in the year.

** The weighted average assumed number of ordinary shares includes all rights to participate in profits i.e. weighted average number of ordinary shares and weighted average number of Special Bonds. Special Bonds have the right to participate in dividends on the same basis as ordinary shares.

ADDITIONAL NOTES TO CASH FLOW STATEMENT

Structure of cash equivalents in cash flow statement

Structure of cash equivalents	6 months ended 30 June 2002	2001
opening balance:	**2,726,299**	**806,809**
- cash	295,691	245,280
- nostro in NBP	2,026,751	454,035
- nostro accounts in other banks (nostro, vostro overdraft)	403,857	99,936
- funds of brokerage house in Stock Exchange Guarantee Fund	-	7,558
closing balance: *	**1,833,995**	**1,103,378**
- cash	278,157	236,657
- nostro in NBP	861,045	670,517
- nostro accounts in other banks (nostro, vostro overdraft)	694,793	196,204
- funds of brokerage house in Stock Exchange Guarantee Fund	-	-

* Balance of cash equivalents as at 30.06.2001 is presented in a way that allows to ignore an impact of non-cash movements related to the merger of the Bank with CPSA and contribution in kind of COK BH to DH BH

Reconciliation of differences between changes in certain items reported in the balance sheet and movements in those items shown in the cash flow statement

	6 months ended 30 June 2002	2001
Cash flow statement		
A-II-6. Movements in other provisions	**1,366**	**82,673**
- non-cash movement related to merger of Bank and CPSA	-	48,473
Balance sheet change		
X.2. Other provisions	**1,366**	**131,146**
Cash flow statement		
A-II-7. Increase/decrease in holdings of debt securities	**(1,007,593)**	**(1,202,275)**
- net movement in debt securities held in investment portfolio (proceeds and expenditure related to investment portfolio debt securities are reported in the investment activities section of the cash flow statement)	389,784	(183,276)
- non-cash movement related to merger of Bank and CPSA	-	(386,177)
Balance sheet change		
VII. Debt securities	**(617,809)**	**(1,771,728)**
Cash flow statement		
A-II-8. Increase/decrease in amounts due from financial institutions	**(111,888)**	**2,164,271**
- movement in current balances (nostro accounts, vostro overdrafts) and in funds held by Bank Brokerage House a Stock Exchange Guarantee Fund, as reported in section D. Net cash flow, total (movement in cash and equivalents	(290,936)	(88,710)
- non-cash movement related to merger of Bank and CPSA	-	(1,428,083)
- non-cash movement related to transfer of COK BH to DM BH as non-cash consideration for equity	-	45,397
Balance sheet change		
III. Due from financial institutions	**(402,824)**	**692,875**

Cash flow statement		
A-II-9. Increase/decrease in amounts due from non-financial customers and State budget	**319,025**	**819,523**
- non-cash movement related to merger of Bank and CPSA	-	(6,067,488)
- non-cash movement related to transfer of COK BH to DM BH as non-cash consideration for equity	-	4,945
Balance sheet change		
IV. Due from non-financial customers and V. Due from State budget	**319,025**	**(5,243,020)**
Cash flow statement		
A-II-11. Increase/decrease in equity investments and other financial assets	**(26,892)**	**(788,994)**
- net movement in equity investments and other financial assets available for sale (proceeds and expenditure related to investment portfolio equities and other variable-income securities available for sale are reported in the investment activities section of the cash flow statement)	11,660	(37,445)
- non-cash movement related to transfer of COK BH to DM BH as non-cash consideration for equity	-	44,706
Balance sheet change		
XI. Investments in other undertakings and XII. Other securities and other financial assets	**(15,232)**	**(781,733)**
Cash flow statement		
A-II-12. Increase/decrease in liabilities to financial institutions	**103,607**	**(1,305,219)**
- movement in liabilities arising on operations with NBP	40,241	(243,075)
- long-term funding (tenor of over 1 year) received from financial institutions (reported in the financing activities section) and interest payable (item A-II-19), and also movement in FX differences on borrowings received in prior periods (included in item A-II-3)	(867,827)	(603,383)
- non-cash movement related to merger of Bank and CPSA	-	1,988,953
- non-cash movement related to transfer of COK BH to DM BH as non-cash consideration for equity	-	(376)
Balance sheet change		
II. Due to financial institutions	**(723,979)**	**(163,100)**
Cash flow statement		
A-II-13. Increase/decrease non-financial customers and State budget	**(424,033)**	**394,867**
- non-cash movement related to merger of Bank and CPSA	-	4,939,891
- non-cash movement related to transfer of COK BH to DM BH as non-cash consideration for equity	-	(32,069)
Balance sheet change		
III. Due to customers and IV. Due to State budget	**(424,033)**	**5,302,689**
Cash flow statement		
A-II-15. Increase/decrease in securities issued	**-**	**1,346**
- non-cash movement related to merger of Bank and CPSA	-	22,792
Balance sheet change		
VI. Securities issued	**-**	**24,138**
Cash flow statement		
A-II-17. Increase/decrease in interperiod settlements (presented as the net movement in asset and liability items)	**(92,006)**	**(195,757)**
- movement in accrued expense & deferred income	39,190	4,683
- non-cash movement related to merger of Bank and CPSA	-	16,754
- non-cash movement related to transfer of COK BH to DM BH as non-cash consideration for equity	-	(2,420)
Balance sheet change		
XVI. Interperiod settlements	**(52,816)**	**(176,740)**

Notes to the cash flow items: "Other adjustments", "Other proceeds", "Other expenditure"

Net cash flow from operating activities

Other adjustments	6 months ended 30 June 2,002	2,001
Increase/decrease in claims/liabilities arising from adjustment accounts elating to securities (discount, premium, interest) and changes not affecting cash flows	28,425	(24,389)
Increase/decrease in liabilities arising from interest accrued on long-term borrowings from banks and financial institutions	1,505	16,037
Increase/decrease in other assets	103,238	(96,038)
Increase/decrease in other liabilities	255,006	770,652
Non-cash movement related to merger of Bank and CPSA (Goodwill amortisation)	-	24,149
Increase/decrease in provisions against depreciation of securities and valuation of consolidated shares accounted for under an equity method	92,665	(14,604)
Other items relating to increases/decreases in tangible and intangible fixed assets not affecting cash flows	6,511	76
Adjustment of 2001 result resulting from accounting for under an equity method	(17,908)	-
Participation in net (profits) losses of subordinated undertakings accounted for under an equity method	934	-
Other	19	1,529
Total other adjustments	**470,395**	**677,412**

Net cash from investing activities

Other proceeds	6 months ended 30 June 2,002	2,001
Dividends on shares available for sale	2,868	6,849
Interest received on securities (investing activities)	4,393	-
Realised FX differences on investing activities	714	20,083
Total other proceeds	**7,975**	**26,932**

Other expenditure	6 months ended 30 June 2,002	2,001
Advance payments on assets in course of construction	-	(4,514)
Other	-	-
Total other expenditure	**0**	**(4,514)**

Net cash from financial activities

Other proceeds	6 months ended 30 June 2,002	2,001
Realised FX differences on financial activities	-	14,520
Total other proceeds	**0**	**14,520**

Other expenditure	6 months ended 30 June 2,002	2,001
Repayment of interest on long-term borrowings from banks and financial institutions	(61,367)	(90,897)
Realised FX differences on financial activities	(17,429)	-
Total other expenditure	**(78,796)**	**(90,897)**

ADDITIONAL EXPLANATORY NOTES

1. Concentration of exposure

Credit risk management policy

The Credit Policy Committee of the Bank defined main principles for credit risk management which are documented in „Credit Policy Manual".

Additional regulations are included in Credit Manuals for Banks and Financial Institutions and in numerous Credit Programmes.

The key elements of credit risk management are presented below:

- while managers are responsible for risk management in their areas of responsibility, the Bank additionally possess a system of controls that includes:
  - independent position of risk manager
  - each credit decision have to be taken by at least two authorised persons. Bigger loans, carrying higher risk, require approval from more competent and authorised persons from higher level
  - Independent Audit Department checking all activities related to risk management
- each borrower is assigned to appropriate risk scale, receiving its own rating, based both on financial and quality criteria. Risk ratings allow the Bank to assure that the whole credit portfolio generates acceptable risk level.
- each customer of the Bank is assigned to a control unit that manages the whole relationship with the customer. In case of customers being a part of a capital group the solutions mentioned above are combined in order to manage global group risk and avoid exceeding concentration limits.
- the Credit Policy Committee assigns persons competent for approving loans based on their experience and skills
- the Bank has to reduce concentration in order to maintain a differentiated risk bearing assets as well as meet capital requirements for the portfolio. Credit risk may embrace limitations for customers, sectors and regions
- the Bank defined principles for periodical monitoring of customers' results from their activity and identification of different negative changes in their standing which have to be immediately communicated to upper level management, and which additionally include opinions of specialised restructuring units.

Exposure limits

The Act of 29 August 1997 - Banking Law (Official Journal No. 140, position 939) that became effective on 1 January 1998 defines maximum exposure limits for a bank. Under article 71 paragraph 1 of the Act which came into force as of 1 January 2002, total balance sheet and off-balance sheet exposure from one or more capital and organisationally related entities cannot be greater than 20% of a bank's equity in case when one of the entities is a parent entity or subsidiary undertaking of the Bank or is a subsidiary undertaking to a parent entity of the Bank or cannot be greater than 25% of a bank's equity in case when there is no such relationship between bank and the borrower. Equity as at 30 June 2002, for the purpose of setting concentration limits specified in the Banking Law Act, has been established in accordance with resolution No. 6/2001 of the Banking Supervision Committee dated 12 December 2001regarding specific rules for calculating equity for bank constituting banking groups pursuant to the Banking Law Act, other bank's balance sheet items included in its supplementary funds, and the terms and procedures for the inclusion thereof, as well as the bank's balance sheet items, that are deductible for the calculation of equity (Official Journal of NBP No. 22, position 44).

The Bank sets out to limit its exposure to individual clients. In the presented periods the Bank's exposure did not exceed the regulatory limits for a single entity or a group of related entities and did not exceed other concentration limits set by Banking Law. As at 30 June 2002 the Bank's exposure in transactions with customers, which exceeded 10% of the Bank's equity amounted to PLN 726,510 thousand, i.e. 14.7 % of the equity (31 December 2001: PLN 1,349,448 thousand, i.e. 25.7%; 30 June2001: the Bank did not have exposures to customers that exceeded 10% of bank's equity).

Concentration of exposure in individual industry sectors

To avoid excessive concentration of credit risk, the Bank keeps an ongoing watch over the exposure in individual industry sectors, defining the areas in which the exposure should grow and the areas whose chances for development are poor, and where the exposure should be reduced. In the case of large corporate customers and financial institutions, the divisions of the Bank responsible for its policy concerning exposures to particular sectors are those of Corporate Banking, Investment Banking and Financial Institutions, while a similar function with respect to small and medium enterprises is exercised by the Commercial Banking Division.

The Bank's policy regarding exposures to large corporate customers and financial institutions active in particular sectors is developed through an identification of target markets. A key component in this identification of markets is an assessment of sectoral risk. To this end, sectoral analyses are carried out by specialists in particular industries. Within the framework of the target markets specified, lending programmes are drawn up with documented requirements for approving the risk involved in specific kinds of business. The higher the sectoral risk, the tighter the criteria for risk approval. The assessment made of the financial condition of a given industry and its development prospects is a major element in the internal rating assigned to a customer.

In terms of small and medium enterprises, the Bank's policy on exposures consists of identifying a target market by deselecting particular industries. This involves eliminating from the target market those industries where the risk of doing business is considered too steep for the standards, which the Bank has set itself.

The Bank's policy distinguishes the following criteria as the basis for deselection:

A/ industries excluded in view of their incompatibility with the character of small and medium enterprises;

B/ industries excluded in view of their sensitivity to market factors and earnings volatility;

C/ industries excluded in view of their declining trends in performance.

The target market is then defined as all other industries that have not received an adverse assessment. A selective approach is admissible in relation to specific industries excluded due to sensitivity and volatility factors or to downward performance trends, whereby those customers with the highest internal ratings in those industries are retained.

As there is a large differentiation between the clients representing the individual industries, the table below shows aggregated data for the Bank's exposure in 20 major industries in particular reporting periods.

Sector of the economy	*30 June 2002 in %*	*31 December 2001 in %*	*30 June a 2001 in %*
Wholesale trade excluding motor vehicles	19.9	16.6	13.5
Financial intermediary, excluding insurance and pension funds	7.4	10.4	3.9
Generation and distribution of electricity, gas, steam and hot water	6.8	4.4	5.6
Production of food and beverages	6.4	6.6	7.0
Construction	5.2	5.3	5.6
Other business activity	5.0	2.4	1.8
Production of other transportation equipment	3.8	3.0	4.3
Production of basic chemicals, chemical products and artificial fibres	3.8	4.1	5.8
Post office and telecommunications	3.2	4.0	4.1
Production of machinery and equipment, not included elsewhere	3.1	2.6	2.5
Top 10 business sectors	***64.6***	***59.4***	***54.1***
Production of metals	2.6	3.3	2.3
Sale, service and reparation of motor vehicles, retail sale of fuel	2.3	2.1	3.7
Production of rubber and artificial fibres products	2.2	1.6	1.6
Production of machinery and electrical equipment not included elsewhere	2.1	1.1	4.2
Production of coke, oil-based products and nuclear fuel	2.1	1.0	1.9
Production of finished goods made from metal, excluding machinery and equipment	2.0	1.5	1.7
Production of other transportation means	1.9	2.1	1.9
Production of finished goods made from non-metallic row materials	1.7	1.6	2.3
Production of furniture; production not included elsewhere	1.6	1.2	1.2
Production of wooden pulp, paper and paper-made products	1.5	1.3	0.9
Top 20 business sectors	***84.6***	***75.8***	***75.8***
Other sectors	*15.4*	*24.2*	*24.2*
Total Bank	***100.0***	***100.0***	***100.0***

2. Sources and uses of funds

in PLN thousand

Source of funds	30 June 2002	31 December 2001	30 June 2001
Funds from banks and other financial institutions	4,353,718	5,117,938	5,817,592
Funds from customers and the State budget	16,946,085	17,370,119	15,543,365
Other external funds	5,190,295	4,756,693	4,178,495
Own funds and net profit	5,881,837	5,905,690	5,882,098
Total source of funds	**32,371,935**	**33,150,440**	**31,421,550**

in PLN thousand

Use of funds	30 June 2002	31 December 2001	30 June 2001
Bank placements	5,232,008	5,298,049	3,864,656
Amounts due from customers and the State budget	13,881,021	14,200,047	15,297,141
Securities and shares	7,009,181	6,519,568	6,429,617
Other	6,249,725	7,132,776	5,830,136
Total use of funds	**32,371,935**	**33,150,440**	**31,421,550**

Set out below are amounts due to and from customers and the State Budget as at 30 June 2002, presented by region within which the branches are grouped.

In PLN thousand

Name of region/geographic operating area by province/district	Amounts due to customers and the State budget	Amounts due from customers and the State budget
Bydgoszcz Region provinces: kujawsko – pomorskie, pomorskie, warmińsko – mazurskie oraz powiaty z woj. zachodnio – pomorskiego: sławieński, koszaliński, kołobrzeski, białogardzki, świdwiński, szczecinecki, drawski, grodzki Koszalin.	673,336	1,442,399
Katowice Region provinces: śląskie, opolskie and districts chrzanowski, oświęcimski.	700,073	1,158,612
Kraków Region provinces: podkarpackie, świętokrzyskie, małopolskie without districts allocated to Katowice Region	453,393	847,946
Poznań Region provinces: lubuskie, wielkopolskie, zachodnio – pomorskie without districts relocated to Bydgoszcz Region	868,331	1,647,613
Warszawski Region provinces: mazowieckie, lubelskie, łódzkie, podlaskie.	7,872,011	7,321,189
Wrocław Region province: dolnośląskie.	121,914	382,532
Retail Banking Sector - CITIBANK	6,257,027	1,080,730
Total	**16,946,085**	**13,881,021**

Set out below are amounts due to and from customers and the State Budget as at 31 December 2001, presented by region within which the branches are grouped.

in PLN thousand

Name of region/geographic operating area by province/district	Amounts due to customers and the State budget	Amounts due from customers and the State budget
Bydgoszcz Region provinces: kujawsko – pomorskie, pomorskie, warmińsko – mazurskie oraz powiaty z woj. zachodnio – pomorskiego: sławieński, koszaliński, kołobrzeski, białogardzki, świdwiński, szczecinecki, drawski, grodzki Koszalin.	796,525	1,322,575
Katowice Region provinces: śląskie, opolskie and districts chrzanowski, oświęcimski.	1,013,666	1,052,013
Kraków Region provinces: podkarpackie, świętokrzyskie, małopolskie without districts allocated to Katowice Region	459,020	738,950
Poznań Region provinces: lubuskie, wielkopolskie, zachodnio – pomorskie without districts relocated to Bydgoszcz Region	1,194,958	1,867,626
Warszawski Region provinces: mazowieckie, lubelskie, łódzkie, podlaskie.	9,477,548	7,669,390
Wrocław Region province: dolnośląskie.	150,289	376,356
Retail Banking Sector - CITIBANK	4,278,113	1,173,137
Total	**17,370,119**	**14,200,047**

Set out below are amounts due to and from customers and the State Budget as at 30 June 2001, presented by region within which the branches are grouped.

in PLN thousand

Name of region/geographic operating area by province/district	Amounts due to customers and the State budget	Amounts due from customers and the State budget
Bydgoszcz Region provinces: kujawsko – pomorskie, pomorskie, warmińsko – mazurskie oraz powiaty z woj. zachodnio – pomorskiego: sławieński, koszaliński, kołobrzeski, białogardzki, świdwiński, szczecinecki, drawski, grodzki Koszalin.	926 ,207	1,369,462
Katowice Region provinces: śląskie, opolskie and districts chrzanowski, oświęcimski.	1,026,158	1,273,611
Kraków Region provinces: podkarpackie, świętokrzyskie, małopolskie without districts allocated to Katowice Region	700,300	929,411
Poznań Region provinces: lubuskie, wielkopolskie, zachodnio – pomorskie without districts relocated to Bydgoszcz Region	1,168,695	1,857,130
Warszawski Region provinces: mazowieckie, lubelskie, łódzkie, podlaskie.	8,479,835	8,261,876
Wrocław Region province: dolnośląskie.	257,446	490,335
Retail Banking Sector - CITIBANK	2,984,724	1,115,316
Total	**15,543,365**	**15,297,141**

3. Contribution to London branch

in PLN thousand

Change in balance of contribution	First half/2002	2001	First half /2001
Opening balance	-	102,450	102,450
increases	-	-	-
decreases (resulting from)	-	102,450	9,667
- Branch closure		102,450	-
- FX differences			9,667
Closing balance	-	-	92,783

The London Branch of the Bank closed its operations as at 31 December 2001. A resolution on the closure of the London Branch was passed by the Bank's Supervisory Board on 15 December 2000. The London Branch of the Bank was crossed out of the Corporate Registry at the National Court Registry on 14 January 2002, by the District Court for Warsaw – Commercial Department XIX of the National Court Registry.

4. Financial instruments

Obligation to disclose information related to financial instruments arose for the first time in the semi-annual financial statements for 2002. As a result only data for current reporting period are presented below.

4.1. Financial instruments by particular categories of financial assets and liabilities as of 30 June 2002.

in PLN thousand

	30 June 2002
Financial assets for trading purposes	4,048,272
Financial liabilities for trading purposes	3,302,433
Loans granted and own receivables	15,225,584
Financial assets held until maturity	327,834
Financial assets available for sale	2,152,473
Total financial instruments	**25,056,596**

4.1.1. Financial assets for trading purposes as of 30 June 2002

Financial assets for trading purposes by particular group of assets

in PLN thousand

	30 June 2002
Debt securities	665,833
Amounts receivable from valuation of derivative instruments	3.382.439
Total financial assets for trading purposes	**4,048,272**

Change in financial assets for trading purposes in the first half of 2002

in PLN thousand

	First half/2002
Opening balance	**3,612,461**
increases (resulting from)	30,436,188
- purchases	30,395,334
- revaluation	28,188
- other (amortisation of premium, discount and interest accrual)	12,666
decreases (resulting from)	(30,000,377)
- sale	(29,999,228)
- other (amortisation of premium, discount and interest accrual)	(1,149)
Closing balance	**4,048,272**

Debt securities for trading purposes

Debt securities for trading purposes include securities purchased in order to facilitate from short term price fluctuations. Debt securities for trading purposes are accounted for in their fair value, and the result of valuation is recognised in financial revenues or expenses. Interest, discount or premium on this securities are linearly accrued to the profit and loss account.

Amounts receivable from valuation of derivative instruments

Amounts receivable from valuation of derivative instruments represent positive revaluation of derivative instruments, i.e. forward FX transactions, interest rate products and options.

The Bank enters, in the normal course of business, various transactions with financial derivatives for speculation purposes and to manage its own risks arising from movements in currency and interest rates. Settlement date of open positions in derivative instruments depends mainly on the nature of the instrument. In case of the presented transactions floating interest rate is based on interbank interest rates prevailing at the beginning of interest period and fixed interest rate depends on the nature of instrument and the objective of particular transaction.

As at 30 June 2002 the Bank placed deposits at other institutions to a total value of PLN 47,289 thousand, as a collateral against derivatives transactions. The Bank also took collateral of PLN 4,042 thousand against derivatives transactions.

Forward FX contracts

In the first half of 2002 the Bank concluded forward and swap FX contracts. Forward foreign exchange contracts are agreements to exchange specific amounts of currencies at specified rate of exchange, at a forward date (where the settlement occurs later than at a spot date). Foreign currency swaps are combinations of spot and forward foreign exchange contracts whereby a specific amount of currency is exchanged at a spot rate at a spot date and the agreed amount of currency is exchanged back at a forward rate and date. The notional value of foreign exchange contracts expresses the amount of foreign currency purchased or sold under the contracts and does not represent the actual market or credit risk associated with these contracts.

Foreign exchange contracts are used for closing daily open foreign currency positions and for trading purposes. Foreign currency swaps are used for managing the Bank's liquidity and position on nostro accounts.

Forward FX contracts are revalued and accounted for in their market value. Unrealised pofits and lossess from revaluation of forward FX contracts are recognised in balance sheet in "Other securities and other financial assets" or in „Other liabilities arising on financial instruments" in their gross value, i.e. without netting.

Currency option contracts

Currency option contracts grant the buyer the right, but not obligation, to purchase or sell at a specified price a stated number of units of an underlying currency, at a future date. Exercise of an option may be done by physical exchange of currencies or by settlement of the difference between contract rate and market reference rate prevailing at the exercise date. There are two types of options: call options – that give their owner the right to buy a contracted amount of foreign currency in exchange of a defined by an option exercise price amount of domestic currency or other foreign currency, and, put options: – that give their owner the right to sell a contracted amount of foreign currency in exchange of a defined by an option exercise price amount of domestic currency or other foreign currency. The buyer of an option pays to its drawer a premium for the purchased right to buy or sell of currency.

The contracts are accounted for in their market value and unrealised revaluation gains and losses are recognised in the balance sheet in „Other securities and other financial assets" or in „Other liabilities arising on financial instruments" in their gross value, i.e. without netting. Premiums received on written options are accounted for as deferred income in "Other liabilities" and premiums paid on purchased options are accounted for as prepaid expenses in "Other assets" and are recognised in the profit and loss account and the close of the contract.

in PLN thousand

Foreign exchange contracts	**30 June 2002**
	Notional value
Spot contracts	7,984,689
Forward contracts including swaps	39.520.125
Options – purchased	3,632,820
Options – sold	4,105,085
Total foreign exchange contracts	**55,242,719**

Interest rate contracts

In the first half of 2002 the Bank concluded interest rate swaps (IRS), cross-currency interest rate swaps (CIRS) and forward rate agreement contracts (FRA).

Interest rate swaps are agreements to exchange periodic interest payment obligations. On the interest payment date the Bank and its counterparty are obliged to exchange periodic fixed and floating rate interest payments defined in a contract. The objective of cross-currency interest rate swaps, which are concluded in 2 different currencies, is the exchange of counterparty's obligation expressed in one currency into its obligation in other currency. As a result, on interest payment date the Bank and its counterparty are obliged to exchange interest payments defined in a CIRS contract. Additionally, counterparties may exchange also notional amounts of contracts.. The Bank concludes IRS and CIRS contracts on interbank market and with its customers.
The objective of FRA contract is to define interest rate level for counterparty receivables, which arose or will arise on set dates in future or to define interest rate level for counterparty payables, which arose or will arise on set dates in future. The Bank concludes FRA contracts on interbank market and with its customers.

The contracts are accounted for in their market value and unrealised revaluation gains and losses are recognised in the balance sheet in „Other securities and other financial assets" or in „Other liabilities arising on financial instruments" in their gross value, i.e. without netting.

Interest rate option contracts

The object of interest rate option contract is the right to receive in defined moments in future a compensation amount, which is dependant on future interest rates levels. There are two types of interest rate options: cap option – where the seller agrees to pay the buyer a difference between reference rate (usually 3M or 6M LIBOR) and agreed exercise rate – when the reference rate exceeds exercise rate, and, floor option – where the seller agrees to pay the buyer a difference between reference rate and agreed exercise rate – when the exercise rate exceeds reference rate. In both cases the seller receives a premium paid in advance.

The contracts are accounted for in their market value and unrealised revaluation gains and losses are recognised in the balance sheet in „Other securities and other financial assets" or in „Other liabilities arising on financial instruments" in their gross value, i.e. without netting. Premiums received on written options are accounted for as deferred income in "Other liabilities" and premiums paid on purchased options are accounted for as prepaid expenses in "Other assets" and are recognised in the profit and loss account and the close of the contract.

in PLN thousand

Interest rate contracts	**30 June 2002**
	Notional value
Forward rate agreements	
Forward rate agreements purchased:	9,660,000
Forward rate agreements sold:	9,530,000
Interest rate options:	
Interest rate options purchased	1,098,729
Interest rate options sold	1,098,729
Interest rate swaps:	
Receive floating pay fixed	
Interest rate swap	
(maturing within 1 year)	5,201,979
(maturing within 2 years)	7,300,251
(maturing within 3 years)	6,569,020
(maturing within 5 years)	13,062,207
Maturing after 5 years)	1,876,951
Interest rate cross currency swaps	
(maturing within 1 year)	1,163,183
(maturing within 2 years)	1,292,526
(maturing within 3 years)	439,364
(maturing within 5 years)	1,200,369
(maturing after 5 years)	370,524

Receive floating pay floating

Receive floating pay floating	
(maturing within 1 year)	7,500
(maturing within 3 and 5years)	140,000
Interest rate cross currency swap	
(maturing within 1 year)	375,549
(maturing within 2 years)	125,836
(maturing within 3 years)	63,145
(maturing within 5 years)	
(maturing after 5 years)	80,075
Receive fixed pay fixed	
Interest rate cross currency swap	
(maturing within 2 years)	19,291
(maturing within 3 years)	15,708
(maturing within 5 years)	181,700
(maturing after 5 years)	488,970
Total interest rate contracts	**61,361,606**

Securities contracts

The Bank concludes purchase and sale contracts in debt securities at a fixed price where the settlement occurs later than at a spot date (forward contracts).

The contracts are accounted for in their market value and unrealised revaluation gains and losses are recognised in the balance sheet in „Other securities and other financial assets" or in „Other liabilities arising on financial instruments".

Share options

Share options give the buyer the right to receive a difference between a share price or share index value defined in option contract and the value of base (reference) instrument at an exercise date depending on type of option (call or put) in case of increase or decrease of base (reference) instrument price. The buyer of an option pays to its drawer a premium for the purchased rights.

The contracts are accounted for in their market value and unrealised revaluation gains and losses are recognised in the balance sheet in „Other securities and other financial assets" or in „Other liabilities arising on financial instruments" in their gross value, i.e. without netting. Premiums received on written options are accounted for as deferred income in "Other liabilities" and premiums paid on purchased options are accounted for as prepaid expenses in "Other assets" and are recognised in the profit and loss account and the close of the contract.

in PLN thousand

Securities contracts	**30 June 2002**
	Notional value
Securities options – purchased	24,055
Securities options – sold	24,054
Purchased securities pending delivery	544,865
Sold securities pending delivery	415,460
Total securities contracts	**1,008,434**

4.1.2. Financial liabilities for trading purposes as of 30 June 2002

Financial liabilities available for trading purposes by category

	in PLN thousand
	30 June 2002
Liabilities arising on valuation of transactions in financial instruments	3,302,433
Total financial liabilities available for trading purposes	**3,302,433**

Change in financial liabilities available for trading purposes in the first half of 2002

	in PLN thousand
	First half/2002
Opening balance	**3,175,314**
increases (resulting from)	127,119
- increased negative valuation of derivative instruments	127.119
decreases (resulting from)	-
Closing balance	**3.302.433**

The item "liabilities arising on valuation of transactions in financial instruments" represents negative valuation of derivative instruments.

Range of derivative transactions concluded by the Bank and their revaluation principles were presented in par. 4.1.1.

4.1.3. Loans granted and own receivables as of 30 June 2002

Loans granted and own receivables by category

	in PLN thousand
	30 June 2002
Loans and borrowings	15,651,586
Purchased receivables	345,638
Drawn guarantees	49,386
Interest receivable	492,405
Total loans granted and own receivables – gross	16,539,015
Provision created	(1,313,431)
Total loans granted and own receivables – net	**15,225,584**

Change in loans granted and own receivables in the first half of 2002

	in PLN thousand
	First half/2002
Opening balance	**16,496,744**
increases (resulting from)	13,750,285
- new contracts *	13,658,006
- interest receivable	92,279
decreases (resulting from)	(13,708,014)
- repayment *	(13,708,014)
- interest receivable	-
Closing balance - gross	**16,539,015**

* with roll-over short term loans

Change in provision for loans and own receivables in the first half of 2002

	in PLN thousand
	First half/2002
Opening balance	**1,230,372**
increases (resulting from)	437,216
- charges to provision	425,959
- FX differences	4,813
- reclassification from other category of assets	5,195
decreases (resulting from)	(354,157)
- release of provision	(328,725)
- write-offs against provision	(17,832)
- reclassification from other category of assets	(5,217)
- FX differences	(1,134)
Closing balance	**1,313,431**

Consumer loans and loans related to credit cards issued to individuals are accounted for at amortised cost using effective interest rate and net of specific provisions created.

Other loans and other receivables not intended for trading are accounted for at amortised cost using linear interest accrual and net of specific provisions created.

4.1.4. Financial assets held until maturity as of 30 June 2002.

Financial assets held until maturity – by category

	in PLN thousand
	30 June 2002
Debt securities	327,834
Total financial assets held until maturity	327,834

Change in financial assets held until maturity in the first half of 2002

	in PLN thousand
	First half/2002
Opening balance	**717,618**
increases (resulting from)	186,290
- purchases	177,081
- FX differences	9,209
decreases (resulting from)	**(576,074)**
- sale	(569,317)
- permanent diminution in value	(5,396)
- other (discount and interest accrual, premium amortisation)	(1,361)
Closing balance	**(327,834)**

Debt securities held until maturity include in particular NBP bonds issued for decreased rate of obligatory reserve.

Debt securities held until maturity are accounted for at cost net of provision for permanent diminution in value. Interest and discount on these securities is accrued to profit and loss account on a linear basis.

4.1.5. Financial assets available for sale as of 30 June 2002

Financial assets available for sale – by category

	in PLN thousand
	30 June 2002
Debt securities	2,086,639
Shares in non-subordinated entities	61,961
Units in investment funds	3,874
Total financial assets available for sale	**2,152,473**

Change in financial assets available for sale in the first half of 2002

	in PLN thousand
	First half/2002
Opening balance	**1,565,507**
increases (resulting from)	10,531,937
- purchases	10,491,299
- FX differences	4,749
- revaluation	20,734
- other (discount and interest accrual, premium amortisation)	15,155
decreases (resulting from)	(9,944,971)
- sale	(9,944,705)
- permanent diminution in value	(118)
- other (discount and interest accrual, premium amortisation)	(148)
Closing balance	**2,152,473**

Debt securities available for sale consist of debt securities not classified as „for trading purposes" or „held until maturity". Debt securities available for sale are accounted for in fair value. Changes in fair value of debt securities are recognised in capital from revaluation.

Interests in non-subordinated entities and units in investment funds are classified to financial assets available for sale. They are recognised in balance sheet at cost net of provision for permanent diminution in value.

4.1.6. Risk management

Market risk management in the Bank is based on principles and procedures approved by the Assets and Liabilities Committee (ALCO) and the Management Board and which reflect requirements set by Polish supervisory bodies as well as meet recommendations applied within Citigroup.
Market risk management encompasses two key risk areas:
- Liquidity risk
- Pricing risk

Liquidity risk is defined as the Bank's potential inability to repay its financial liabilities to customers and counterparties when due.
Pricing risk is defined as a risk that change in market interest rates, FX rates, share prices or in parameters affecting the rates and prices may adversely affect the Bank's results.

Liquidity risk management

Measurement and setting limits for liquidity risk

The fundamental measure for liquidity risk of the Bank is the report showing the gap in cash flows in particular tenors that illustrates potential exposure of the Bank for additional funding needs - Market Access Report („MAR"). MAR report includes all cash flows related to balance sheet and off-balance sheet transactions. Liquidity management encompasses all liabilities and receivables of the Bank and is focused on the tenors up to 3 months. The report is prepared on a daily basis by the Market Risk Department and includes consolidated balance sheet and balance sheets in PLN, USD and EURO. Gap limits decided by the Market Risk Department are set for the following tenors: O/N, 2-7 days, 8-15 days, 1 month, 2 months, 3 months, 6 months, 1 year, 2 years and over 2 years. Statistical research related to i.e. core deposits and structure of balance sheet, renewals of loans and withdrawals of deposits are taken into account when calculating liquidity gap. The report is prepared for normal situation of the Bank, however, once in a quarter some stress analyses considering potential risks resulting from e.g. a crisis in banking system and limited market liquidity, problems within Citigroup, are prepared. Additionally, in order to assess liquidity risk the Market Risk department monitors balance sheet structure of the Bank and its changes in time.

Pricing risk management

Scope of risk

Pricing risk management refers to all portfolios, where their profitability is at risk of adverse impact of changing market conditions such as interest rates, FX rates, prices of goods and parameters affecting the rates and prices. When managing pricing risk trading and non-trading portfolios were segregated. Trading portfolios include transactions in financial instruments (balance sheet and off-balance sheet), with objective to gain on change in market parameters in short period of time. Trading portfolios are marked-to-market. The Treasury Department manages trading portfolios encompassing interest rate risk and FX risk. Trading activity related to portfolios including shares and share derivative instruments is conducted by Dom Maklerski Banku Handlowego SA („DM BH"). Non-trading portfolios include all other items of assets and liabilities which were not classified to trading portfolios and off-balance sheet transactions. The objective of such transactions is realisation of the result in the whole contractual life of the transaction. The Treasury Department acquires interest rate risk items from non-trading portfolios of the Corporate and Investment Banking and Consumer Banking, leasing subsidiaries and DM BH. The mechanics of the interest rate risk transfer is based on an internal transfer pricing system. Result on non-trading portfolios is calculated on an

accrual basis.

Measurement of pricing risk for non-trading portfolios

The Bank utilises 2 methods of pricing risk measurement for non-trading portfolios:
- Earnings at Risk
- Cost to Close

Pricing risk measurement for trading portfolios

The fundamental method for pricing risk management for trading portfolios is Value at Risk, with assumed time horizon of 1 day, and confidentiality level at 99%. VAR is utilised only for positions with linear nature of risk. The methodology is supported by Factor Sensitivity analyses, which set limits for change in value of portfolios when market parameters change by 1 unit (1 basis point for interest rates, 1% for FX rates and shares prices).

The two methods are supplemented by the following limits:
- Management Action Trigger,
- Aggregate Contracts Limit,
- Maximum Tenor

Operational risk management

Operational risk includes risk of losses resulting from operational mistakes and data processing errors arising due to mistakes made by the Bank employees and due to incorrect operations of IT systems as well as impact of external events. Particular aspects of operational risk are losses resulting from frauds that encompasses swindle, forgery and dishonest conduct from personnel and customers.

The Bank's operational risk management system includes procedures, controls, limits and self-tests implemented i order to avoid mistakes and identify irregularities. The system reflects requirements set by Polish supervisory bodies as well as meet recommendations applied within Citigroup.

Detailed analysis of risk, including operational risk, is an inherent part of each product programme, which includes, *inter alia*, description of controls implemented in order to minimise identified risk. Important control functions included in particular product programmes and in operational procedures are reflected on control lists in particular operational units of the Bank. All organisational units of the Bank perform initial, current and subsequent control functions on a daily, weekly, monthly or quarterly basis (depending on requirements). Performing of control functions is confirmed by appropriate documentation or by signatures on control functions lists. Additionally, control functions in the field of operational risk are fulfilled by specialised control units within Operations and Finance.

A self assessment system is a substantial component of operational risk management process. On a quarterly basis persons managing organisational units are obliged to verify correctness of control functions and present a report on the quarterly self-assessment.

The Bank implemented procedures defining principles and the way for settlement of operational losses, which describe in detail authorisation process, accounting treatment and reporting of operational losses.

5. Data on subscription option contracts or ordinary shares sale contracts

As at 30 June 2002 the Bank did not have such contracts.

6. Assets being used as a pledge against the Bank's own obligations to third part obligations

Assets being used as a pledge against the Bank's own obligations to third part obligations as of 30 June 2002 and in other presented reporting periods of 2001 are shown in explanatory notes to balance sheet no. 1, 2 and 6.

7. Information on repurchase transactions not included in the balance sheet

As of 30 June 2002 repurchase transactions not included in the balance sheet can be presented as follows:

Sell-buy-back transactions by maturity

in PLN thousand

Type of security	Up to 3 months	3 months – 1 year	1 year – 5 years	Over 5 years	Total
Treasury bonds	5,000	-	-	-	**5,000**
Corporate bonds	43,140	-	-	-	**43,140**
Commercial papers	22,210	-	-	-	**22,210**
Total	**70,350**	**-**	**-**	**-**	**70,350**

Buy-sell-back transactions by maturity

in PLN thousand

Type of security	Up to 3 months	3 months – 1 year	1 year – 5 years	Over 5 years	Total
Treasury bonds	(20,000)	-	-	-	**(20,000)**
Corporate bonds	(32,960)	-	-	-	**(32,960)**
Commercial papers	-	-	-	-	**-**
Total	**(52,960)**	**-**	**-**	**-**	**(52,960)**

8. Financial commitments granted

Financial commitments granted include undrawn credit lines, open import L/Cs and commitments arising on concluded deposit contracts (placements given pending delivery), for which realisation date depends only on the time necessary for technical preparation of funds transfer. Data related to financial commitments granted as of 30 June 2002 are in presented reporting periods of 2001 are shown in Additional Explanatory Note no. 9.

9. Off-balance sheet commitments

in PLN thousand

	30 June 2002	31 December 2001	30 June 2001
9.1. Commitments granted, in this:	**9,352,042**	**10,479,763**	**11,133,229**
L/Cs	231,905	248,029	311,549
in this: for related parties	4,100	6,397	9,474
Guarantees issued	3,028,070	2,737,591	2,976,364
in this: for related parties	88,002	90,143	95,195
Credit lines granted	6,092,067	6,779,275	6,625,726
in this: for related parties	106,306	154,308	128,034
Placements given pending delivery	-	714,868	1,219,590

L/Cs can be presented as follows:

in PLN thousand

	30 June 2002	31 December 2001	30 June 2001
L/Cs, in this:			
Import L/Cs issued	206,998	184,874	221,386
in this: for related parties	4,100	6,397	9,474
Confirmed export L/Cs	24,907	63,155	90,163

Guarantees issued include loan repayment guarantees, other repayment guarantees, advance repayment guarantees, performance guarantees, tender guarantees and bills of exchange.

The Bank makes specific provisions in compliance with regulation of the Ministry of Finance dated 10 December 2001on the principles of creating provisions for the risks related to the operations of banks. As of 30 June 2002 the specific provisions created for off-balance commitments amounted to PLN 127,279 thousand, including the provisions for off-balance sheet commitments granted to related parties and amounting to PLN 22,477 thousand (31 December 2001: PLN 125,913 thousand, in this related parties: PLN 11,864 thousand; 30 June 2001: PLN 156,476 thousand, in this related parties: PLN 13,439 thousand).

9.2. Contingent liabilities received

As at 30 June 2002 total contingent liabilities received amounted to PLN 2,206,888 thousand and related to guarantee contingencies (31 December 2001: PLN 1,472,926 thousand, including PLN 1,120,926 thousand of guarantee contingencies, 30 June 2001: PLN 1,411,639 thousand, including PLN 1,243,398 thousand of guarantee contingencies). As at 30 June 2002, 31 December 2001 and 30 June 2001 the Bank did not report any contingent liabilities received from subsidiaries, joint-ventures and associated undertakings.

9.3. Issues underwritten by the Bank

The underwriting agreements entered into by the Bank, in force as at 30June 2002, are shown in the table below

Name of Issuer Location	Type of agreement	Term of agreement	Bank's remuneration	Type of security	Negotiability of the security	Amount underwritten by the Bank (in PLN thousand)	Commitment as at 30 June 2002 (in PLN thousand)
Carcade Invest S.A. – Warszawa	Readiness to take over bills	18.10.1999-18.11.2002	discount or f/x gains	Commercial paper	on secondary market, private placement,	27,200	-
Elektrim Kable S.A. – Ożarów Mazowiecki	Readiness to take over bills	17.08.2000-17.08.2002	discount or f/x gains, commission	Commercial paper	on secondary market, private placement,	20,000	15,150
Huta Aluminium „Konin" S.A. – Konin	Readiness to take over bills	31.08.2000-31.08.2002	discount or f/x gains, commission	Commercial paper	on secondary market, private placement,	30,000	22,210
Polski Koncern Naftowy Orlen SA - Płock	Readiness to take over bonds	06.07.2001-06.07.2006	discount or f/x gains, commission	Bonds	on secondary market, private placement,	50,000	44,170
Pol Am Pack S.A. – Brzesko	Readiness to take over bills	28.09.1999-31.07.2002	discount or f/x gains, commission	Commercial paper	on secondary market, private placement,	30,000	26,300
Techmex S.A. – Bielsko Biała	Readiness to take over bonds	29.08.2001-31.07.2002	discount or f/x gains, commission	Bonds	on secondary market, private placement,	35,000	-
Urtica Finanse S.A. - Wrocław	Issue of bonds	26.10.2001-25.10.2002	Interest coupon, commission	Coupon bond	on secondary market, private placement,	10,000	1,400
Miasto Gdańsk	Agency	31.10.1996-26.06.2003	Interest coupon	Municipal bonds	on secondary market, private placement,	33,100	-
						Total	**109,230**

The underwriting agreements entered into by the Bank, in force as at 31 December 2001, are shown in the table below:

Name of Issuer Location	Type of agreement	Term of agreement	Bank's remuneration	Type of security	Negotiability of the security	Amount underwritten by the Bank (in PLN thousand)	Commitment as at 31 December 2001 (in PLN thousand)
Carcade Invest S.A. – Warszawa	Readiness to take over bills	18.10.1999-18.11.2002	discount or f/x gains	Commercial paper	on secondary market, private placement,	37,500	-
Elektrim Kable S.A. – Ożarów Mazowiecki	Readiness to take over bills	17.08.2000-17.08.2002	discount or f/x gains, commission	Commercial paper	on secondary market, private placement,	20,000	14,360
Handlowy – Leasing SA – Warszawa [1]	Guaranteed	18.01.2001-18.01.2002	discount or f/x gains, commission	Commercial paper	on secondary market, private placement,	20,000	20,000
Huta Aluminium „Konin" S.A. – Konin	Readiness to take over bills	31.08.2000-31.08.2002	discount or f/x gains, commission	Commercial paper	on secondary market, private placement,	30,000	16,970
Polski Koncern Naftowy Orlen SA – Płock	Readiness to take over bonds	06.07.2001-06.07.2006	discount or f/x gains, commission	Bonds	on secondary market, private placement,	50,000	39,590
Pia Piasecki S.A. –Kielce[2]	Readiness to take over bills	03.01.2001-03.01.2002	discount or f/x gains, commission	Commercial paper	on secondary market, private placement,	25,000	-
Pol Am Pack S.A. – Brzesko	Readiness to take over bills	28.09.1999-29.03.2002	discount or f/x gains, commission	Commercial paper	on secondary market, private placement,	30,000	26,690
Techmex S.A. – Bielsko Biała	Readiness to take over bonds	29.08.2001-31.07.2002	discount or f/x gains	Bonds	on secondary market, private placement,	35,000	-
Węglokoks S.A. – Katowice	Agency	23.01.2000-23.01.2002	discount or f/x gains	Commercial paper	on secondary market, private placement,	130,000	-
Urtica Finanse S.A. – Wrocław	Issue of bonds	26.10.2001-25.10.2002	Commission	Coupon bond	private placement,	10,000	1,650
Miasto Gdańsk	Agency	31.10.1996-26.06.2003	Interest coupon	Municipal bonds	on secondary market, private placement,	33,100	-
						Total	119,260

(1) subsidiary undertaking

(2) associated undertaking

The underwriting agreements entered into by the Bank, in force as at 30 June 2001, are shown in the table below

Name of Issuer Location	Type of agreement	Term of agreement	Bank's remuneration	Type of security	Negotiability of the security	Amount underwritten by the Bank (in PLN thousand)	Commitment as at 30 June 2001 (in PLN thousand)
Carcade Invest S.A. – Warszawa	Readiness to take over bills	18.10.1999-18.11.2002	discount or f/x gains, commission	Commercial paper	on secondary market, private placement,	46,500	13,630
Echo Investment S.A. – Kielce	Guaranteed	08.09.1999-08.09.2001	discount or f/x gains, commission	Commercial paper	on secondary market, private placement,	70,000	-
Elektrim Kable S.A. – Ożarów Mazowiecki	Readiness to take over bills	17.08.2000-17.08.2001	discount or f/x gains, commission	Commercial paper	on secondary market, private placement,	20,000	20,000
Elektrociepłownia Kraków S.A. – Kraków	Guaranteed	07.09.2000-07.09.2001	discount or f/x gains, commission	Commercial paper	on secondary market, private placement,	25,000	25,000
Handlowy – Leasing SA(1)	Guaranteed	18.01.2001-18.01.2002	discount or f/x gains, commission	Commercial paper	on secondary market, private placement,	20,000	19.510
Huta Aluminium „Konin" S.A. – Konin	Readiness to take over bills	31.08.2000-31.08.2001	discount or f/x gains, commission	Commercial paper	on secondary market, private placement,	30,000	29,730
MITEX S.A. – Kielce	Readiness to take over bills	16.10.2000-16.10.2001	discount or f/x gains, commission	Commercial paper	on secondary market, private placement,	20,000	20,000
Pia Piasecki S.A. –Kielce(2)	Readiness to take over bills	03.01.2001-03.01.2002	discount or f/x gains, commission	Commercial paper	on secondary market, private placement,	25,000	-
Pekaes S.A. – Warszawa	Guaranteed	16.06.2000-30.09.2001	discount or f/x gains, commission	Commercial paper	on secondary market, private placement,	25,000	25,000
Polska Grupa Farmaceutyczna S.A. – Łódź	Guaranteed	07.12.1999-06.12.2001	discount or f/x gains, commission	Commercial paper	on secondary market, private placement,	50,000	-
Pol Am Pack S.A. – Brzesko	Guaranteed	28.09.1999-28.11.2001	discount or f/x gains, commission	Commercial paper	on secondary market, private placement,	30,000	21,770
Stalexport S.A. – Katowice	Guaranteed	15.07.1999-15.07.2001	discount or f/x gains, commission	Commercial paper	on secondary market, private placement,	50,000	-

Name of Issuer Location	Type of agreement	Term of agreement	Bank's remuneration	Type of security	Negotiability of the security	Amount underwritten by the Bank (in PLN thousand)	Commitment as at 30 June 2001 (in PLN thousand)
Techmex S.A. – Bielsko – Biała	Guaranteed	15.09.1999-15.09.2001	discount or f/x gains, commission	Commercial paper	on secondary market, private placement,	45,000	-
Węglokoks S.A. – Katowice	Agency	23.01.2000-23.01.2002	discount or f/x gains, commission	Certificates of deposit	on secondary market, private placement,	130,000	-
Volkswagen Bank Polska S.A. – Warszawa	Dealer	06.12.1999-06.12.2001	discount or f/x gains, commission	Certificates of deposit	on secondary market, private placement,	22,500	15,000
Volkswagen Poznań Sp. z o.o. – Poznań	Dealer	06.12.1999-06.12.2001	discount or f/x gains, commission	Certificates of deposit	on secondary market, private placement,	21,000	14,000
Volkswagen Motor Polska Sp. z o.o. – Polkowice	Dealer	06.12.1999-06.12.2001	discount or f/x gains, commission	Certificates of deposit	on secondary market, private placement,	9,000	6,000
Volkswagen Leasing Polska Sp. z o.o. – Warszawa	Dealer	06.12.1999-06.12.2001	discount or f/x gains, commission	Certificates of deposit	on secondary market, private placement,	7,500	5,000
Zespół Elektrowni „Dolna Odra" S.A. – Nowe Czarnowo k. Gryfina	Readiness to take over bills	10.08.1999-10.08.2001	discount or f/x gains, commission	Certificates of deposit	on secondary market, private placement,	40,000	-
Urtica Finanse S.A. – Wrocław	Issue of bonds	26.01.2001-25.01.2002	commission	Coupon bond	private placement,	10,000	4,850
Miasto Gdańsk	Agency	1996.10.31-26.06.2003	interest coupon	Municipal bonds	on secondary market, private placement,	33,100	-
						Total	219,490

(1) subsiriary undertaking

(2) associated undertaking

10. Dividend payment and liabilities arising on approved dividend payable

Following the resolution no 5 of the Ordinary General Meeting of Shareholders dated 27 June 2002 the profit for 2001 was distributed and dividend eligibility date and dividend payment date were decided. From the 2001 profit the amount of PLN 163,324,500 (PLN 1.25 per share or the special bond) was intended for dividend payment to shareholders and the special bonds holders.

26 July 2002 was decided to be the dividend eligibility date and 2 September 2002 was decided to be the dividend payment date.

11. Amounts due to State budget or local authorities

As at 30 June 2002, 31 December 2001 and 30 June 2001 the Bank had no amounts due to the State budget or local authorities, arising from the acquisition of ownership of buildings and structures.

12. Failure to carry on activity

In the first half of 2002 the Bank did not terminate any form of activity and does not envisage the termination of any business segment in the second half of 2002.

In the first half of 2001, the Bank made a legal separation of its brokerage business. On 1 April 2001 the brokerage business of COK BH, an organisationally separate establishment of the Bank, was transferred as a non-cash consideration, for shares in Dom Maklerski Banku Handlowego SA, a wholly-owned subsidiary of the Bank.

The London Branch of the Bank closed its operations as at 31 December 2001. The Bank's Supervisory Board passed a resolution on the closure of the London Branch on 15 December 2000. The London Branch of the Bank was crossed out of the Corporate Registry at the National Court Registry on 14 January 2002, by the District Court for Warsaw – Commercial Department XIX of the National Court Registry.

13. Expense relating to projects in progress, fixed assets and development costs

In the first half of 2002, and in presented reporting periods of 2001 the Bank did not have expense relating to projects in progress and fixed assets and development costs

14. Capital expenditures

Capital expenditures for investments at 30 June 2001 amounted to PLN 38,870 thousand (31 December 2001: PLN 21,304 thousand, 30 June 2001: PLN 73,439 thousand. Capital expenditures for the second half of 2002 and the first half of 2003 are planned in the amount of PLN 85,673 thousand and are related mainly to the modernisation and furnishing of buildings.

15. Material transactions with related parties

15.1. The Bank did not enter into any material transactions, i.e. transfer of rights and obligations (whether for consideration or otherwise) with:
- members of the Board and the supervisory bodies of the Bank;
- spouses, immediate relatives by blood or marriage up to the second degree of kinship or affinity, of members of the Board and the supervisory bodies of the Bank,

15.2. Material transactions with shareholders of the Bank holding at least 10% of votes at the General Shareholders' Meeting

The Shareholder of the Bank holding at least 10% of votes at the General Shareholders' Meeting is Citibank Overseas Investment Corporation ("COIC") located in New Castle, USA, being a subsidiary of Citibank N.A. As at 30 June 2002, COIC represented 93,20% of the total votes at the General Shareholders' Meeting..
COIC and other companies from Citigroup Inc. conclude lots of transactions with the Bank.

As at 30 June 2002, the balances of accounts receivable and payable (excluding interest) and off-balance sheet commitments towards Citigroup Inc. companies are as follows:

in PLN thousand

	30 June 2002	31 December 2001	30 June 2001
Receivables, including:	3,370,844	3,546,350	163,994
Placements	2,934,559	3,172,928	20,234
Liabilities, including:	951,656	748,993	1,100,365
Deposits	891,029	1,782	2,813
Loans received	60,627	219,795	858,065
Off-balance sheet guarantee liabilities issued	35,011	55,396	16,944
Off-balance sheet guarantee liabilities received	755,256	61,622	324,131
Derivative transactions	60,585,124	48,502,518	18,942,113

In the first half of 2002 COIC increased its stake in the Bank's share capital by 17,648,500 shares as a result of conversion of the Special Bonds into shares.

15.3 Transactions with subordinated undertakings

Amounts due from and revenues received from subsidiary, joint ventures and associated undertakings (without interest) as at 30 June 2002 are as follows:

in PLN thousand

	Subsidiary	Joint ventures	Associated	Total
Amounts due from (net):				
other undertakings - in respect of:				
-current accounts	20,205	-	-	20,205
- loans granted	814,776	-	-	814,776
- subordinated loans	163,771	-	-	163,771
- bonds convertible into shares	59,630	-	-	59,630
other undertakings - in respect of:				
- loans granted	2,825	-	33,043	35,868
Total receivables	**1,061,207**	**-**	**33,043**	**1,094,250**
Interest and commission income	**19,476**	**122**	**5,418**	**25,016**

As of 30 June 2002 the specific provisions for receivables from subsidiaries, joint ventures and associated undertakings amounted to PLN 37,441 thousand.

Amounts due to and expense paid to subsidiary, joint ventures and associated undertakings (without interest) as at 30 June 2002 are as follows:

in PLN thousand

	Subsidiary	Joint ventures	Associated	Total
Amounts due to:				
financial institutions - in respect of:				
- current accounts	-	4,041	30	202,580
- deposits taken	-	23	-	80,346
other undertakings - in respect of:				
- current accounts	7,155	-	7,929	15,084
- deposits taken	-	-	37,187	37,187
Total payable	**285,987**	**4,064**	**45,146**	**335,197**
Interest and commission expense	**12,261**	**133**	**1,967**	**14,361**

In the first half of 2002 the following transactions relating to subsidiary undertakings took place:

- purchase of additional shares in Bank Rozwoju Cukrownictwa S.A. As a result of the transaction the Bank's share equals to 97.44% in the equity and 88.16% in the voting rights at the GMS of the entity. The purchase of shares of the entity is related purely to its resale (liquidation),
- sale of all shares in Cuprum Bank S.A., which represented 55.26 % of its equity and 50.20 % of the voting rights at the GMS of the entity,
- sale of all shares in Tower Service Sp. z o.o., which represented 50.30 % of its equity and similar share in the voting rights at the GMS of the entity,
- sale of all shares in Bank Handlowy International S.A. located in Luxembourg, which represented 73.12 % of its equity and similar share in the voting rights at the GMS of the entity;
- purchase of shares in „Bytom Collection" Sp. z o.o. located in Radzinków as a restructuring of its debt. As a result of the transaction the Bank owns 100% of the equity and similar share in the voting rights at the GMS of the entity. The purchase of shares of the entity is related purely to its resale or liquidation.

Amounts due from and revenues received from subsidiary, joint ventures and associated undertakings (without interest) as at 31 December 2001 are as follows:

in PLN thousand

	Subsidiary	Joint ventures	Associated	Total
Amounts due from (net):				
other undertakings - in respect of:				
-current accounts	18,341	5	-	18,346
- loans granted	702,915	-	-	702,915
- subordinated loans	123,478	-	-	123,478
- bonds convertible into shares	52,384	-	-	52,384
other undertakings - in respect of:				
- loans granted	-	-	101,672	101,672
Total receivables	**897,118**	**5**	**101,672**	**998,795**
Interest and commission income	**73,076**	**516**	**32,640**	**106,232**

As of 31 December 2001 the specific provisions for receivables from subsidiaries, joint ventures and associated undertakings amounted to PLN 47,312 thousand.

Amounts due to and expense paid to subsidiary, joint ventures and associated undertakings (without interest) as at 31 December 2001 are as follows:

in PLN thousand

	Subsidiary	Joint ventures	Associated	Total
Amounts due to:				
financial institutions - in respect of:				
- current accounts	120,763	372	-	121,135
- deposits taken	154,641	579	-	155,220
other undertakings - in respect of:				
- current accounts	7,247	-	6,252	13,499
- deposits taken	-	-	59,299	59,299
Total payable	**282,651**	**951**	**65,551**	**349,153**
Interest and commission expense	**26,523**	**336**	**6,622**	**33,481**

Amounts due from and revenues received from subsidiary, joint ventures and associated undertakings (without interest) as at 30 June 2001 are as follows:

in PLN thousand

	Subsidiary	Joint ventures	Associated	Total
Amounts due from (net):				
other undertakings - in respect of:				
-current accounts	15,146	1,279	311	16,736
- loans granted	569,631	-	-	569,631
- subordinated loans	131,918	-	-	131,918
- bonds convertible into shares	50,248	-	-	50,248
other undertakings - in respect of:				
- loans granted	-	-	134,779	134,779
Total receivables	**766,943**	**1,279**	**135,,090**	**903,312**
Interest and commission income	**40,655**	**217**	**15,257**	**56,129**

As of 30 June 2001 the specific provisions for receivables from subsidiaries, joint ventures and associated undertakings amounted to PLN 29,553 thousand.

Amounts due to and expense paid to subsidiary, joint ventures and associated undertakings (without interest) as at 30 June 2001 are as follows:

in PLN thousand

	Subsidiary	Joint ventures	Associated	Total
Amounts due to:				
financial institutions - in respect of:				
- current accounts	8,539	805	-	9,344
- deposits taken	180,206	5,682	-	185,888
other undertakings - in respect of:				
- current accounts	7,153	-	937	8,090
- deposits taken	665	-	49,769	50,434
Total payable	**196,563**	**6,487**	**50,706**	**253,756**
Interest and commission expense	**11,045**	**128**	**3,387**	**14,560**

16. Joint ventures excluded from the consolidation on an equity or full basis

In the first half of 2002 and in the presented reporting periods of 2001 the Bank did not participate in any joint ventures with related parties.

17. Income and expenses related to brokerage activity

As of 1 April 2001 the Bank no longer conducts brokerage activity through its own establishments. Brokerage activity is carried on via the Bank's wholly-owned subsidiary, Dom Maklerski Banku Handlowego S.A.

18. Write-offs of bed debts

AS at 30 June 2002 the bed debts written off against the specific provisions amounted to PLN 17,832 thousand (31 December 2001: PLN 323 thousand, 30 June 2001: PLN 1,590 thousand).

19. Provisions for employees payments

As of 30 June 2002 the provision for future employees payments amounted to PLN 59,438 thousand (31 December 2001: 97,838 thousand; 30 June 2001: PLN 111,371 thousand), including:
- the provision for remuneration and charges to remuneration amounting to PLN 26,011 thousand (31 December 2001: 37,802 thousand; 30 June 2001: PLN 52,355 thousand),
- the provision for personnel restructuring expense resulting from the merger of the Bank with Citibank (Poland) S.A. amounting to PLN 8,427 thousand (31 December 2001: PLN 35,036 thousand; 30 June 2001: 59,016 thousand),
- the provision for employees retirement and jubilee payments amounting to PLN 25,000 thousand (31 December 2001: 25,000 thousand).

20. Financing Employees Pension Funds

The Bank, as one of the owners, holds 79.3% of the Polskie Pracownicze Towarzystwo Emerytalne DIAMENT S.A. („PPTE DIAMENT S.A.") and is a co-arranger of Międzyzakładowy Program Emerytalny DIAMENT. The Bank created for its employees Pracownicze Programy Emerytalne („Programme"), with objective to save and amass financial assets coming from premiums paid within the Programme to the accounts of its participants in order to assure retirement or disability pensions. The Bank pays premiums amounting to 7% of each participant's remuneration. Each employee who participates in the Programme can also pay additional premium to the Programme. The assets of the Fund are managed by PPTE DIAMENT S.A. Premiums paid to the Fund are entirely invested in the units of Specjalistyczny Otwarty Fundusz Inwestycyjny Kapitał Handlowy Senior, managed by Towarzystwo Funduszy Inwestycyjnych Banku Handlowego S.A.

21. Custody services for securities

The Bank provides its custody services via the Securities Custody Department. The Department operates in compliance with international standards for custody services and that is why it is able to meet requirements of the biggest and the most demanding institutional clients. In doing so, the Bank operates as an integral part of the global custody network of Citibank N.A. known as Global Securities Services.

The Bank is one of Poland's leading depositories. It offers its services both to foreign investors active on the Polish capital market and to domestic financial institutions, including investment and pension funds.

The custody services provided by the Bank include operating securities and cash accounts, settling securities transactions, handling dividend and interest payments, portfolio valuation and execution of customer proxies, and it also arranges customer representation at general meetings of shareholders.

Additionally, the Securities Custody Department provides maintenance of foreign securities register, which includes intermediation is settlement of transactions concluded by domestic customers and depositing securities on foreign markets.

The Bank actively acts for improvement of legal regulations related to securities market by participation in activities of the Depositories Board at the Polish banking Association. The strong position of the Bank justifies presentation of it's own proposals for changes in legal regulations or creation of practices that are in compliance with international standards. Utilising its resources, expertise and experience the Bank's employees co-operate with the Securities and Stock Exchange Commission, the National Depository of Securities, the Warsaw Stock Exchange and the Insurance and Pension Funds Supervision Commission on implementation of new system solution.

Putting as an objective a professional customer service and appropriate protection of their interests, the Bank consistently strives for increasing the quality of service, expertise of employees and developing co-operation with institutions responsible for functioning of capital market.

Depository for Pension Funds

The Bank acts as depository for five Pension Funds:

- AIG OFE
- SAMPO OFE
- OFE Pocztylion
- Pekao OFE
- Zurich OFE

and for Pracowniczy Fundusz Emerytalny Telekomunikacji Polskiej SA

Depository for investment funds

The Bank acts as depository for 23 investment funds set up by the following investment fund companies

- SKARBIEC TFI SA
- BZ WBK AIB TFI SA
- SEB TFI SA
- INVESCO TFI SA
- PIONEER PEKAO TFI SA

22. Asset securitisation

As of 30 June 2002 and in presented reporting periods of 2001 the Bank did not have securitised receivables.

23. Employment

In the first half of 2002, average employment in the Bank amounted to 4,910 persons, including 44 blue-collar positions (2001: 5,403 persons, , including 34 blue-collar positions, first half of 2001: 5,387 persons, including 13 blue-collar positions).

24. Remuneration, including bonuses from retained profit of the Management Board and supervisory bodies of the Bank

Remuneration paid in the first half of 2002 for the members of the Management Board and managing directors amounted to PLN 6,256 thousand (gross) (in 2001: PLN 6,675 thousand; in the first half of 2001: 4,921 thousand).

Total remuneration paid to the members of the Management Board for holding positions in subsidiaries, joint ventures and associated undertakings in the first half of 2002 amounted to PLN 93 thousand (2001: PLN 187 thousand, first half of 2001: PLN 90 thousand).

Remuneration paid to the Supervisory Board of the Bank in the first half of 2002 amounted to PLN 254 thousand (2001: PLN 476 thousand, first half of 2001: PLN 241 thousand). Remuneration was not paid for holding positions in subsidiary and associated undertakings

25. Loans and guarantees granted to employees, members of the Management Board and supervisory bodies of the Bank

The Bank's commitments arising on loans and guarantees granted to employees, members of the Management Board and supervisory bodies of the Bank as at 30 June 2002 is as follows:

in PLN thousand

	Advances	Guaranties	Loans granted by the Bank*	Loans granted from the Social Fund
Employees	805	2,844	62,088	46,235
Member of the Management Board	-	836	-	-
Member of the Supervisory Board	-	-	-	-
Persons personally related to Members of the Management Board and the Supervisory Board	-	-	-	-
Total:	**805**	**3,680**	**62,088**	**46,235**

* Loans' yield and repayment schedules are at normal market conditions

As at 30 June 2002, none of the employees, the Management Board members, the Supervisory Board members and persons personally related to Members of the Management Board and the Supervisory Board, benefited from advances, loans and guarantees granted by subsidiaries, joint ventures or associated undertakings of the Bank.

The Bank's commitments arising on loans and guarantees granted to employees, members of the Management Board and supervisory bodies of the Bank as at 31 December 2001 is as follows:

in PLN thousand

	Advances	Guaranties	Loans granted by the Bank*	Loans granted from the Social Fund
Employees	295	2,852	59,290	47,304
Member of the Management Board	2	519	-	-
Member of the Supervisory Board	-	-	-	-
Total:	**297**	**3,371**	**59,290**	**47,304**

* Loans' yield and repayment schedules are at normal market conditions.

As at 31 December 2001, none of the employees, the Management Board and the Supervisory Board members of the Bank benefited from advances, loans and guarantees granted by subsidiaries, joint ventures or associated undertakings of the Bank.

The Bank's commitments arising on loans and guarantees granted to employees, members of the Management Board and supervisory bodies of the Bank as at 30 June 2001 is as follows:

in PLN thousand

	Advances	**Guaranties**	**Loans granted by the Bank***	**Loans granted from the Social Fund**
Employees	443	2,274	62,402	44,130
Member of the Management Board	7	665	-	-
Member of the Supervisory Board	-	35	-	-
Total:	**450**	**2,974**	**62,402**	**44,130**

* Loans' yield and repayment schedules are at normal market conditions.

As at 30 June 2001, none of the employees, the Management Board and the Supervisory Board members of the Bank benefited from advances, loans and guarantees granted by subsidiaries, joint ventures or associated undertakings of the Bank.

26. Material events relating to previous years presented in the financial statements for the first half of 2002

In the first half of 2002, no significant events occurred, resulting from previous periods, which would have a material impact on the 2002 financial statements.

27. Post balance sheet events excluded from the financial statements for the first half of 2002

On 2 July 2002, a subscription agreement was concluded between the Bank and the European Investment Bank, whereby the Bank undertook to take up, on the primary market, zero-coupon-bonds to a par value of PLN 100,000,000, issued on 12 July 2002 and maturing in December 2011, at an issue price of 53.6250 percent. This represents a further agreement with the European Investment Bank under a PLN 3 billion bond issuance facility which the latter Bank has put in place. The bonds have a maturity of from 1 to 30 years, have been admitted for public trading, and are being issued in several tranches. By the end of 2001 two issues had been performed, to a value of PLN 200 million at an issue price of 45.7893% and PLN 300 million at an issue price of 45.8696. On 14 February 2002 a tranche of PLN 300 million at an issue price of 49.53 was issued.

As a result of renouncement by Dom Maklerski Banku Handlowego w Warszawie SA ("DM BH"), which is a subsidiary undertaking of the Bank, of an underwriting contract and recording 600,000 shares H series on a securities account of PIA Piasecki - the issuer as of 25 July 2002, DM BH does not have any shares issued by the entity. The renouncement of the agreement followed default events defined in the contract. Before the execution of renouncement rights DM BH held 600,000 shares in PIA Piasecki SA, which amounted to 5.48% of its equity and voting rights at the General Meeting of Shareholders. Direct holding of the Bank in PIA Piasecki SA remained unchanged after the renouncement and equalls to 4.000.000 shares, which amounted to 36.52% of its equity and voting rights at the General Meeting of Shareholders

On 16 September 2002 the Bank and its subsidiary undertaking Handlowy Investments SA with its seat in Luxembourg sold its entire shareholding in an associated undertaking Hortex Holding S.A., Płońsk to BankAmerica International Investment Corporation, Chicago. The sold holding constituted 31.09% of the

authorised capital of the entity and conferred the same percentage of voting rights at the General Meeting of Shareholders. Simultaneously, the conditions precedent to an agreement on assignment of receivables dated 30 July 2002 concluded by Handlowy Inwestycje Sp. z o.o., Warsaw, where the Bank holds 100% of the authorised capital, and BankAmerica International Investment Corporation, Chicago were fulfilled. The assignment of receivables agreement was related to a sale of receivables arising on a commercial paper issued by Hortex Holding S.A.

28. Material events related to the current period that have an impact on material change in the structure of balance sheet and profit and loss account

On 7 March 2002 Citibank Overseas Investment Corporation, New Castle, USA („COIC"), a subsidiary of Citibank N.A., purchased a total of 753.300 ordinary series C bearer shares of Bank Handlowy. COIC is the parent company of Bank Handlowy. COIC acquired 376,650 shares from Centaur Investment Corporation at PLN 67.00 per share and 376,650 shares from Foremost Investment Corporation at PLN 67.00 per share. Both those companies are members of Citigroup Inc.

On 26 March 2001, after fulfilment of the relevant covenants resulting from Preliminary Act of Sale of shares in Cuprum Bank S.A., Lubin the Bank sold to Dominet S.A. entire shareholding in the latter bank, representing an interest of 55.2% in its authorised capital and carrying 50.2% of voting rights at the general meeting shareholders.

On 26 April 2002 the Bank sold a total of 87,741 shares in Bank Handlowy International S.A. located in Luxembourg („BHI"). An ownership of shares was transferred on 6 May 2002. The shares sold represent 73.12% of share capital and voting rights on the General Meeting of Shareholders of BHI.

On 6 May 2002 the Bank received decision of the Banking Supervision Commission dated 26 April 2002 on changes in the Bank's Statute, which allowed to make a change in the Statute related to increase of the Bank's statutory capital up to PLN 500,902,400. The increase of the statutory capital is related to conversion of 17,648,500 Special Bonds into shares of the Bank made by Citibank Overseas Investment Corporation („COIC") the parent of Bank Handlowy and a subsidiary of Citibank N.A. Appropriate statement on conversion of Special Bonds into shares was made on 12 March 2002. Registration of the Bank's capital increase from PLN 430,308,400 to PLN 500,902,400 in the National Court Register was made on 24 May 2002. Currently, the Bank's share capital amounts to PLN 500,902,400 PLN divided into 125,225,600 ordinary shares with nominal value of PLN 4 each. After the registration of capital increase and conversion of Special Bonds into shares COIC holds 116,717,574 shares in the Bank that account for 93.20% of share capital and voting rights at the General Meeting of Shareholders of the Bank.

On 3 June 2002 the Bank informed ZO Bytom SA (the Bank's associated undertaking) about take over of ownership of 6,000 shares in "Bytom Collection" Spółka z o.o. located in Radzionków. The nominal value of the shares amounts to PLN 3,000,000.00.
The takeover of shares was made following the provisions of a lien agreement concluded by the Bank and ZO Bytom SA on 8 June 2001. In this way the Bank partially provided for outstanding loan receivable from ZO Bytom S.A. up to PLN 3,000,000.00.
As a result of the takeover on 3 June 2002 the Bank became the sole shareholder of "Bytom Collection" Sp. z o.o., Radzionków shares. The total number of shares equals 6.008. The entity became a subsidiary undertaking of the Bank.

Following the decision made by the Banking Supervision Commission dated 24 June 2002 on establishment of the commissioner management in Wschodni Bank Cukrownictwa S.A. w Lublinie the pre-condition defined in an Agreement for coming to Wschodni Bank Cukrownictwa S.A. w Lublinie assistance in restructuring dated 22 June 2002 concluded by the Bank with 11 other banks was fulfilled. This agreement provides for opening a credit line for WBC S.A. and an equity contribution in WBC S.A.

29. Legal predecessor

The Bank does not have a legal predecessor.

30. Financial data and inflation

The financial data reported in these financial statements have not been adjusted for inflation. Over the twelve months ended 30June 2002, 2001 and 2000, inflation as measured by the Consumer Price Index (June-on-June) did not exceed 100%, running at 1.6%, 6.2% and 10.3% in the respective periods concerned. The above inflation rates have been taken from the Statistical Bulletin published by the Central Statistical Office.

31. Differences between the information in the financial statements and the comparable information in the previously published financial statements.

Financial data for 2001 presented in these financial statements were reclassified following regulatory changes introduced as of 1 January 2002.
Reclassifications of the previously published comparative data related to changes in classification and grouping of operations and can be described as follows:

- Overnight placements and deposits previously classified as term amounts due from financial institutions (banks) and due to financial institutions, customers and budget were reclassified in the balance sheet to demand receivables and payables,
- receivables arising on granted subordinated loans previously presented in „Other assets" were reclassified in balance sheet to amounts due from financial institutions or amounts due from customers,
- contribution to entities previously presented in „Other assets" were reclassified in balance sheet to interests in subordinated undertakings,
- co-operative ownership right of flat previously presented in intangible fixed assets were reclassified to tangible fixed assets,
- organisation costs incurred in establishing or subsequently expanding a public limited company and the overpayment of first payment over annual payment for long-term use of land previously presented in intangible fixed assets were reclassified in the balance sheet to prepaid expenses,
- liabilities arising on cash collateral previously presented in „Other liabilities" were reclassified to term amounts due to financial institutions, customers and budget,
- amounts receivable and amounts payable arising on valuation of operations in derivative instruments previously presented in „Other assets" and in „Other liabilities" were reclassified in balance sheet to „Other securities and other financial assets" or „Other liabilities arising on financial instruments", respectively.

Other changes related to presentation of data for previous reporting periods result from introduction of new template of financial statements for banks.

In the semi-annual financial statements for 2002 there were changes in comparison with the previously published quarterly financial statements for the second quarter of 2002 in respect of balance sheet data, off-balance sheet data, profit and loss statement and cash flow statement resulting from audit. As a result of these changes, the total assets decreased by PLN 332,621 thousand, the equity increased by PLN 17,753 thousand, the net profit increased by PLN 2,586 thousand and total off-balance sheet commitments decreased by PLN 387,956 thousand.

32. Changes in accounting policy in 2002

On 1 January 2002 the provisions of the Act dated 9 November 2000 on change in the Accounting Act (Official Journal No 113, item 1189) and executory regulations to the Act that take into account nature of banking business that for the first time fully apply to the financial statements prepared for 2002, came into force.

When comparing to the accounting principles applied and described in the semi-annual and annual financial statements for 2001 the financial statements prepared for the first half of 2002 recognise in material aspects majority of the regulatory changes introduced from 1 January 2002 by the regulations mentioned above. In particular, the changes are related to presentation and valuation of balance sheet and profit and loss account items mentioned below:

- co-operative ownership right of flat is recognised in tangible fixed assets: previously it was recognised in intangible fixed assets,
- organisation costs incurred in establishing or subsequently expanding a public limited company and the overpayment of first payment over annual payment for long-term use of land are recognised in assets in prepaid expenses; previously they were presented in intangible fixed assets,
- consumer loans and loans related to credit cards issued to individuals recorded in IT system operated by the Consumer Banking Sector are accounted for using effective interest rate and net of specific provisions created; previously they were accounted for at amortised cost with linear interest accrual and net of specific provisions created,
- debt securities classified in trading portfolio are accounted for in their fair value and changes in fair value of debt securities in trading portfolio are recognised as income or expense on financial operations; previously debt securities in trading portfolio were recognised at cost – but not higher than their actual fair value and their appreciation in value was recognised in profit and loss account only when realised,
- debt securities classified as available for sale are accounted for in their fair value and changes in their fair value are recognised in capital from revaluation and they are recognised in profit and loss account only when realised; previously these debt securities were classified in trading portfolio and accounted for at cost – but not higher than their actual fair value and their appreciation in value was recognised in profit and loss account only when realised,
- debt securities held until maturity are recorded at cost net of provisions against any permanent diminution in value; previously these debt securities were classified to investment portfolio and their valuation principles remained unchanged,
- fixed and material interests in subordinated undertakings (subsidiaries, joint ventures and associated undertakings) are accounted for under the equity method. Changes in their value as of revaluation date are recognised in the profit and loss account as a participation in net profits (losses) of subordinated undertakings accounted for under the equity method; previously these items were recognised in the balance sheet at cost net of provisions against any permanent diminution in value.

33. Adjustments of fundamental mistakes

In the financial statements for the first half of 2002, the first half of 2001 and 2001 the Bank did not adjust any fundamental mistakes.

34. Going concern

There is no doubt on the Bank's ability to continue operations.

35. Merger with Citibank (Poland) S.A. („CPSA")

On 28 February 2001, pursuant to the Resolution of the Extraordinary General Meeting of Bank Shareholders dated 3 November 2000 the Bank merged with CPSA. The purchase was settled under an acquisition method involving the transfer of all CPSA assets onto the Bank in return for the shares which the Bank allocated to CPSA shareholders
The merger involved the issue of 37,659,600 series C ordinary bearer shares, each with a par value of PLN 4. The shares in the new issue were allocated to CPSA shareholders according to the following share swap parity: 1,350 series C Bank shares for one CPSA share. The purchase price of the series C shares allocated to CPSA shareholders was defined on the basis of their fair value amounting to PLN 70 each. The fair value reflects the price that Citibank Overseas Investment Corporation announced in 2000 in two tender offers for the Banks' shares. The excess of the purchase price over the fair value of CPSA net assets is shown in Bank assets as goodwill. As decided by the Management Board, the goodwill will be amortised over 20 years, starting from March 2001, according to the straight-line method. The amortisation charges are counted as other operating expense.
As a result of the merger between the Bank and CPSA, carried out by the purchase acquisition method in compliance with the accounting principles described above, the capital funds and undistributed profits of CPSA were cancelled. The excess of the fair value of shares over their par value was allocated to the Bank's capital surplus, which consequently grew by PLN 2,485,534 thousand (PLN 66 times 37,659,600 shares). The par value of each share (PLN 4 each) was allocated to the authorised capital, which as a result grew by PLN 150,638 thousand.
According to CPSA's accounts at 28 February 2001, its net assets amounted to PLN 1,187,265 thousand The resulting excess of the estimated fair value of shares in the new issue over the acquired undertaking's net assets was allocated to the Bank's assets as goodwill, at PLN 1,448,907 thousand, and shown in the Bank's balance sheet under the item 'intangible fixed assets'.

36. Currency structure of assets and liabilities

The Bank's currency position as at 30 June 2002 is presented in accordance with principles stated in regulation No. 5/2001 of the Banking Supervision Commission dated 12 December 2001 on specific principles for calculation of capital requirements for particular types of risk, including excesses of concentration limits, principles for calculation of solvency ratio, regarding relationships with subsidiary undertakings or operating in the same holding and defining additional items of balance sheet seized with own equity for capital adequacy calculation and the scope and methodology for calculation (Official Journal of NBP No 22, position 43).

The currency position for core currencies at 30 June 2002 is as follows:

in PLN thousand

Country	Currency	Assets	Liabilities	Off-balance assets	Off-balance liabilities	Indexed assets	Indexed liabilities	Position long (+) short (-)
USA	USD	6,175,717	3,745,630	20,875,274	23,256,813	-	-	48,548
EU	EUR	3,673,294	3,541,363	4,578,909	4,158,039	-	-	552,801
Great Britain	GBP	160,556	136,146	35,134	7,011	-	-	52,533
Switzerland	CHF	1,050,368	121,012	470,256	1,326,999	-	-	72,613
Sweden	SEK	95,246	7,246	9,323	40,970	-	-	56,353
Denmark	DKK	56,363	6,808	-	-	-	-	49,555
Australia	AUD	2,909	1,580	-	684	-	-	645
Norway	NOK	113,479	2,373	-	1,896	-	-	109,210
Canada	CAD	6,589	562	-	-	-	-	6,027
Japan	JPY	43,017	1,434	-	44,361	-	-	(2,778)
Czech Republic	CZK	311,198	55,763	348,153	596,921	-	-	6.667
Hungary	HUF	417	72	-	328	-	-	17
Unconvertible currencies total		203,345	203,935	-	-	-	-	(590)
Total		**11,892,498**	**7,823,924**	**26,317,049**	**29,434,022**	-	-	
Total currency position								**954,969**

In the first half of 2002 the Bank did not exceed existing FX risk limits. As at 30 june 2002 the total capital requirement for FX risk was calculated at the level of PLN 102,768 thousand.
In calculating its capital requirement against foreign exchange risk, the Bank applies the standardised method, as specified in Resolution No. 5/2001 of the Commission for Banking Supervision dated 12 December 2001.

The currency position for core currencies at 31 December 2001 is as follows:

in PLN thousand

Country	Currency	Assets	Liabilities	Off-balance assets	Off-balance liabilities	Indexed assets	Indexed liabilities	Position long (+) short (-)
USA	USD	14,842,551	12,764,705	22,864,093	24,975,642	-	-	(33,703)
EU	EUR	8,535,719	8,029,594	3,608,498	3,915,730	-	-	198,893
Great Britain	GBP	486,140	589,879	116,100	13,131	-	-	(770)
Switzerland	CHF	1,198,555	644,112	443,794	995,571	-	-	2,666
Sweden	SEK	223,982	228,555	49,218	44,648	-	-	(3)
Denmark	DKK	46,329	47,733	-	1,611	-	-	(3,015)
Australia	AUD	2,854	2,592	-	1,220	-	-	(958)
Norway	NOK	7,295	6,502	-	1,811	-	-	(1,018)
Canada	CAD	94,426	94,788	-	102	-	-	(464)
Japan	JPY	69,183	34,067	18,889	54,360	-	-	(355)
Czech Republic	CZK	463,658	279,797	315,980	505,668	-	-	(5,827)
Hungary	HUF	814	664	-	-	-	-	150
Unconvertible currencies total		199,259	199,903	-	-	-	-	(644)
Total		**26,170,765**	**22,922,891**	**27,416,572**	**30,509,494**	-	-	
Total currency position								**201,709**

In 2001 the Bank did not exceed existing FX risk limits. As at 31 December 2001 the total capital requirement for FX risk was calculated at the level of PLN 15,493 thousand.
In calculating its capital requirement against foreign exchange risk as at 31 December 2001, the Bank applied the standardised method, as specified in Resolution No. 2/2000 of the Commission for Banking Supervision dated 8 November 2000.

The currency position for core currencies at 30 June 2001 is as follows:

in PLN thousand

Country	Currency	Assets	Liabilities	Off-balance assets	Off-balance liabilities	Indexed assets	Indexed liabilities	Position long (+) short (-)
USA	**USD**	9,854,027	9,389,029	31,366,114	31,960,612	7,261	-	**(122,239)**
EU	**EUR**	6,268,959	5,469,853	3,521,953	4,256,269	71,983	-	**136,773**
Great Britain	**GBP**	442,027	434,991	7,193	16,711	-	-	**(2,482)**
Switzerland	**CHF**	551,089	198,949	401,536	754,928	2,812	-	**1,560**
Sweden	**SEK**	73,935	76,749	5,371	1,192	-	-	**1,365**
Denmark	**DKK**	21,179	13,495	2,496	10,088	-	-	**92**
Australia	**AUD**	3,587	3,793	-	-	-	-	**(206)**
Norway	**NOK**	10,345	9,977	-	429	-	-	**(61)**
Canada	**CAD**	6,852	4,519	-	-	-	-	**2,333**
Japan	**JPY**	44,962	11,441	21,262	55,390	-	-	**(607)**
Czech Republic	**CZK**	292,519	164,757	250,454	379,582	-	-	**(1,366)**
Unconvertible currencies total		148,484	148,545	-	-	-	-	**(61)**
Total		**17,717,965**	**15,926,098**	**35,576,379**	**37,435,201**	**82,056**		
Total currency position								**142,123**

In the first half of 2001 the Bank did not exceed existing FX risk limits. As at 30 June 2001 the total capital requirement for FX risk was calculated at the level of PLN 6,270 thousand.

In calculating its capital requirement against foreign exchange risk as at 31 December 2001, the Bank applied the standardised method, as specified in Resolution No. 2/2000 of the Commission for Banking Supervision dated 8 November 2000.

37. Main items of balance sheet, profit and loss account and cash flow statement without rounding

1. Balance sheet as at 30 June 2002 with assets and liabilities amounting to PLN 32,371,934,827.90;
2. Off-balance sheet commitments as at 30 June 2002 amounted to PLN 134,627,040,150.64, including off-balance liabilities granted – PLN – 9,352,042,306.60;
3. Profit and loss account for the year from 1 January 2002 to 30 June 2002 with a net profit amounting to PLN 142,211,712.51;
4. Cash flow statement for the year from 1 January 2002 to 30 June 2002 with a net cash outflow amounting to PLN 892,303,871.52.

Signatures of all Management Board Members

Date	Name	Position	Signature
23.09.2002	Cezary Stypułkowski	President	
23.09.2002	Shirish Apte	Vice President	
23.09.2002	Wiesław Kalinowski	Vice President	
23.09.2002	Philip King	Vice President	
23.09.2002	Witold Walkowiak	Vice President	

Report on Operations

REPORT ON OPERATIONS OF

BANK HANDLOWY W WARSZAWIE SA

FOR THE SIX MONTHS ENDED JUNE 30, 2002

CONTENTS

I. The Polish economy in the first six months of 2002

1. Main macroeconomic trends

In the first half of 2002 the Polish economy still remained in stagnation, and in some sectors - like heavy industries and construction – even in recession. According to preliminary data published by the Central Statistical Office (GUS) real GDP growth in the first quarter of the year amounted to just 0.5%; estimates for the second quarter show that GDP growth was not much higher. As a result GDP growth for the first six months of 2001 was considerably lower than in the first half of 2001 (when it amounted to 1.6%), although admittedly higher than in the second half of 2001 (when it was 0.4% y-o-y).

The low economic growth was brought about by the stagnant domestic demand (zero growth in the first quarter of the year), which was primarily the result of an 18.4% drop in overall capital spending, in turn a result of a 13.3% drop in investment outlays, which clearly indicates a fall in the level of inventories carried by Polish companies. Overall consumer spending rose in the first quarter of 2001 by 3.2%, while individual consumption alone rose by 3.5% (the highest growth seen since the first quarter of 2000). A contraction of investment spending was also experienced in the second quarter of the year – as evidenced by the already available data on industrial production and construction. Consumer spending, especially individual consumption, was also probably weaker than in the first quarter of the year as indicated by the slower growth of retail sales.

Industrial output in the first six months of the year dropped by 1% y-o-y. This was primarily the effect of low demand for investment goods, which is confirmed by the data available on construction – in the first half of 2002 the drop in this economic sector reached 13.3% y-o-y. Lower production and the continuing restructuring of the Polish industry resulted in a further drop in employment, with the unemployment rate rising from 15.9% on June 2001 to 17.4%.

In the first half of 2002 exports (on payment terms) dropped slightly (by 0.4% y-o-y). This was a result of a particularly week first quarter (when they fell by 7.3% y-o-y), while in the second quarter they clearly picked up, with growth reaching 6.5%. The weak domestic demand contributed to the drop in imports by 5.4% y-o-y (in the first quarter alone the drop amounted to 10.1% y-o-y). This very significant drop in imports helped to reduce the negative trade balance (USD 4.86 billion as compared to USD 5.9 billion in the first half of 2001), which in turn reduced the current account deficit (from USD 4.4 billion in the first half of 2001 to USD 3.9 billion in the first six months of 2002). However the structure of financing this deficit deteriorated. The main reason for this was the slower inflow of foreign direct investments as compared to the previous year brought about by the slowdown of Poland's economic growth and of the privatisation process. Since the beginning of the year official reserves increased by USD 1.6 billion to reach USD 28.2 billion. The level of these reserves is at a safe level in relation both to Poland's foreign debt levels and its import levels.

The first half of 2001 saw a very sharp drop in inflation rates. The CPI growth went down from 3.6% at the end of December 2001 to 1.6%at the end of June 2002 on an annual basis and from 3.2% to 1.2% on a semiannual basis. The primary reason for this was the drop of food prices, drop or levelling of prices of some other important categories of consumer goods and services (such as clothing and footwear, telecommunications etc.) and also the very moderate growth of others (rent and other housing-related expenses, energy, transport). In the first half of 2002 all basic inflation indicators fell visibly, proving that the easing of inflationary pressures is not only a result of supply shocks and that disinflation has become a relatively stabile phenomenon. The slight growth of producer prices in the first six months of the year – by only 0.9% - corresponds to a slowdown in demand, especially for investment goods. Other factors affecting this were the real appreciation of the Polish zloty in the first four months of the year and the fall in oil prices on international markets.

Changes in monetary aggregates over the first six months of the year mirrored the stagnation of the Polish economy, helping reduce the inflationary pressure. Total money supply (M3) dropped from the beginning of January by 0.9%. Cash in circulation increased by 7.9%, which was a result of the sharp drop in inflation and interest rates, especially on current accounts.

The state budget seemed to be well under control. At the end of June 2001 the fiscal deficit reached PLN 25 billion or 62.5% of the amount planned for the full year (PLN 40 billion).

2. *The money and FX markets*

The situation on the money market in the first half of 2002 was shaped mainly by the further easing of the previously very tight monetary policy conducted by the National Bank of Poland ("NBP") and the Monetary Policy Council. Taking into account the rapid fall in inflation and the economic slowdown over the first half of the year the Monetary Policy Council made three base interest rate cuts - in total by 3.0-4.0 percentage points. Changes in the official interest rates and the continuing expectation of further cuts - stemming from the still high real interest rates - resulted in a strong drop in market interest rates and the upholding of an inverted money market instrument yield curve. The level of interest rates on this market was also significantly affected by open market operations conducted by the central bank with the aim of influencing the liquidity of the Polish banking system. From February 2002 the NBP made a modification in the system of these operations through the introduction - besides the regular, weekly issuance of bills with a maturity of 28-days - of "fine tuning" operations involving the irregular issue of bills with a maturity of 1-7 days, the early retirement of bills and of repo transactions. These changes were introduced with the aim of limiting fluctuations in the liquidity of commercial banks and reducing their influence on market interest rates. In the first half of 2002 the NBP continued with the outright sales of converted T-bonds; these operations through their structural character are to permanently absorb the excess liquidity of commercial banks and are not an instrument of short-term monetary policy.

Falling profitability also characterised the T-bill market in the first half of 2002. In spite of a high supply of bills (the Ministry of Finance sold on the primary market bills to a value of PLN 25 billion in order to finance the fiscal deficit and to redeem securities issued earlier), very strong demand for these securities stemming from their still high profitability and expectations of further base interest rate cuts led to an increase in prices and a fall in profitability.

On the FX market, throughout most of the first half of the year, there was a clear tendency of both a real and nominal appreciation of the Polish zloty. Nominally, on average over the first six months of the year, the zloty appreciated by 1.6% to the US dollar (from 4.1524 PLN/USD in the second half of 2001 to 4.0863 PLN/USD) and by 1.1% to the euro (from 3.7008 PLN/EUR to 3.6663 PLN/EUR). The stronger appreciation of the zloty to the US dollar than to the euro stemmed from the appreciation of the euro to the dollar on international markets. The appreciation of the zloty was a result of a strong inflow of foreign portfolio capital, primarily for the purchase of T-bonds. According to balance of payments statistics this inflow reached USD 1.8 billion over the first six months of 2002. The foreign investors were attracted primarily by the still high – although diminishing as a result of a series of interest rate cuts – disparity of interest rates and an expectation of further cuts by the Monetary Policy Council. The interest shown by foreign portfolio investors in instruments denominated in Polish zlotys, primarily with a long maturity, increased Poland's prospects for full membership in the EU in the year 2004 and its full integration with the EU. A further factor affecting the strengthening of the zloty was the inflow of foreign direct investments, although the scale of this inflow – USD 1.8 billion net in the first half of 2002 – was clearly lower than in the same period of 2001. The periodic falls in the value of the zloty were in turn associated with the conflict between the government and the Monetary Policy Council over the monetary and exchange rate policies (January and May) and deeper fluctuations of the USD/EUR exchange rate (June).

3. The stock market

The promising growth trend on the Warsaw Stock Exchange („WSE"), which became evident in the 4th quarter of 2001 and which was based on the expectation of investors of an economic recovery, clearly flattened out in the 1st quarter of 2002. The underlying reason was the poor financial performance of listed companies and the weakening of investors' expectations for a quick economic recovery in Poland and worldwide.

The main stock index, the WIG, rose from 13,922 points at the end of 2001 to 14,193 points at the end of June 2002, i.e. by a mere 1.9%. For comparison, in the 4th quarter of 2001 this index rose by 17.1% and in the 1st quarter of 2001 it fell by 21.9%. The largest stock index, the WIG20, rose in the first half of 2002 by 0.7%. Against this backdrop the listed banks did extremely well, with the WIG-BANK index rising by 13.9%. Trading volumes on the stock market fell from PLN 42.2 billion in the first half of 2001 to PLN 38.3 billion in the first half of 2002 (i.e. by 9.2%), while the capitalisation of the WSE listed stocks rose from PLN 103.2 billion at the end of June 2001 to PLN 108.9 billion at the end of June 2002. The number of listed stocks did not change and stood at 230.

4. The banking sector

The first half of 2002 was not very good for the Polish banking sector, which under macroeconomic pressure experienced a fall in net profit. According to NBP data the net profit of the Polish banking sector for the six months ended June 30, 2002 amounted to PLN 2.317 billion and was lower than in the same period of 2001 by 10%. The second quarter was especially bad, with the net profit dropping by as much as 29%, primarily on account of deep profit falls experienced by two large listed banks.

The drop in net profit was primarily the result of a significant rise in the level of provisioning charges for receivables from customers – especially corporate customers – which was the direct result of the further deterioration in loan quality. In this context the bankruptcy of the Szczecin shipyard ("Stocznia Szczecińska"), the parent of a shipyard holding company to which Polish banks were exposed in total for an amount of PLN 1.5 billion, was especially bad. In the first quarter of 2001 the share of classified loans in the combined gross loan portfolio of Polish commercial banks rose from 18.3% to 20.0%, and financial results for the second quarter published by listed banks show that this tendency also continued through the second quarter.

On the other hand the first six months of the year were relatively good for the Polish banking sector in terms of revenue growth. Income on banking activity rose by 5.8%, primarily as a result of rising FX and net interest income.

According to data published by the NBP personal deposits rose by a mere 1.0% over the first six months of 2002 as compared to a rise of 7.6% over the first six months of 2001. The lower propensity of households to save was chiefly the result of lower alternative cost of carrying cash – after the interest rate cuts and the introduction of a 20% tax on interest earned by individuals – and the fall in real income available to households, which in turn was brought about by rising unemployment. Consumer loan growth rose marginally and reached 4.9% as compared to 4.2% in the first half of 2001. This suggests that households either lowered their saving levels or turned to credit in order to maintain their earlier consumption levels.

Poor financial performance of corporates and the corresponding weakening of investment demand resulted in lower growth of credit extended by banks to this group of customers. In total the gross corporate loan portfolio of Polish banks rose in the first half of 2002 by 2.2%, while in the same period of 2001 this growth amounted to 3.6%.

II. Bank's main financial data

1. Income statement

In the first six months of 2002 Bank Handlowy w Warszawie SA („the Bank") made a net profit of PLN 142.2 million. This represents a growth by PLN 2.2 million (or 1.5%) over the same period of 2001.[1] The flat profitability of the Bank for the first half of the year was primarily a result of:

- growth of income on banking activity by PLN 64.5 million, i.e. by 6.7%;
- increase in general expenses by PLN 36.8 million, i.e. 7.5%;
- decrease in net provisioning charges by PLN 3.1 million, i.e. 1.8%.

INCOME STATEMENT

PLN '000	Six months ended June 30, 2002	2001	Change PLN '000	%
Net interest income	318 615	370 173	(51 558)	(13.9%)
Net fee and commission income	250 945	218 617	32 328	14.8%
Income on shares and other variable rate securities	7 933	32 328	(24 395)	(75.5%)
Net income/(loss) on financial operations	54 483	(20 521)	75 004	(365.5%)
FX income	396 148	363 003	33 145	9.1%
Income on banking activity	**1 028 124**	**963 600**	**64 524**	**6.7%**
Other operating income	27 870	24 655	3 215	13.0%
Other operating expenses	(23 122)	(15 652)	(7 471)	47.7%
General expenses	(529 406)	(492 619)	(36 787)	7.5%
Depreciation and amortisation	(77 744)	(77 394)	(350)	0.5%
Amortisation of goodwill	(36 223)	(24 148)	(12 074)	50.0%
Net charges to provisions	(167 460)	(170 565)	(3 105)	(1.8%)
Operating profit	**222 039**	**207 877**	**14 162**	**6.8%**
Extraordinary items	0	-	0	---
Profit/(loss) before corporate income tax	**222 039**	**207 877**	**14 162**	**6.8%**
Corporate income tax	(80 761)	(67 833)	(12 928)	19.1%
Participation in net profit/(loss) of subordinated undertakings accounted for under equity method	934	-	934	---
Net profit/(loss)	**142 212**	**140 044**	**2 168**	**1.5%**

[1] The Bank's income statement for the first half of 2001 does not include the income statement of Citibank (Poland) S.A. ("CPSA") for January and February 2001, i.e. for the period preceding the merger of Citibank (Poland) S.A. and Bank Handlowy w Warszawie SA. This is the result of acquisition accounting being applied to this transaction, which was concluded on March 1, 2001, involving the transfer of the net profit generated by Citibank (Poland) over this period directly to the capital account of the combined institution. In addition on April 1, 2001 the brokerage business of Bank Handlowy w Warszawie SA under the name of Centrum Operacji Kapitałowych (COK BH) was transferred as a non-cash consideration to Citibrokerage S.A. (currently operating under the name of Dom Maklerski Banku Handlowego S.A.) in exchange for shares of that company.

1.1 Income on banking activity

The main factor behind the growth of income on banking activity in the first half of 2002 was the high growth of income on financial operations, which amounted to PLN 54.5 million, while for the same period of 2001 the Bank made a loss on these operations of PLN 20.5 million. The majority of this income came from realised and unrealised gains on debt instrument transactions.

Components of income on banking activity, 1st half of 2002


Net interest income 31.0%
Fee and commission income 24.4%
FX gains 38.5%
Income on shares and variable rate securities 0.8%
Income on financial operations 5.3%

FX gains were the second major source of growth of income on banking activity. In 1H2002 these reached PLN 396.1 million and were higher by PLN 33.1 million (or 9.1%) than a year earlier. The growth of this revenue component was a direct result of the strengthening of the Bank's position on the Polish FX market, especially in FX derivative products.

Over the same period the Bank achieved a growth in fee and commission income by PLN 32.3 million (14.8%), especially on account of the rapid growth of fee and commission income on cash management operations and on the issuance and use of credit cards.

On the other hand the possible growth of income on banking activity was lowered by the drop in net interest income by PLN 51.6 million (or 13.9%) as compared to the same period of 2001. This was chiefly a result of:

- lower interest rates, the effect of which is clearly seen in lower interest earned on the so called net interest earning assets position, i.e. that part of total interest earning assets which is funded by non interest bearing liabilities (especially capital); at the end of June 2002 these net interest earning assets amounted to PLN 2.7 billion,

- the narrowing of the interest spread – understood as the difference between interest earned/paid on a particular item of assets/liabilities and the Bank's internal refinancing rate – which was not solely a result of the lower interest rates, but also a result of the increasingly stronger competition between Polish banks; the largest drop in the interest rate spread defined as above was seen on current accounts,

- the funding of a part of receivables denominated in foreign currencies through swap transactions, which results in a part of income on these receivables being reported as FX income,

- lower interest income received from customers (especially corporate customers) on account of the noticeable deterioration of the Bank's loan portfolio quality, which was combined with a simultaneous flattening of growth of the total loan portfolio,

- the drop in profitability on total interest earning assets, which was a result of the Bank's lower average exposure on loans to customers and a shift towards financial institutions and investments in securities issued by the State Treasury and the NBP.

Overall, in 1H2002 the Bank's share in income on banking activities of Poland's banking sector stood at 7.0% as compared to 7.0% in the same period of 2001.

1.2 General expenses

For the fist half of 2002 the Bank's general expenses reached PLN 529.4 million, PLN 36.8 million more than in 1H2001. The growth shown by this P&L item was 7.5% and was higher than the growth rate of the Bank's income on banking activities (6.7%). The Bank's cost income ration improved slightly from 59.2% to 59.1%.[2]


General expenses composition, 1st half of 2002
Other administrative expenses 52,6%
Salaries 38,5%
Social security and fringe benefits 8,9%

Highest growth was seen in personnel expenses, which rose by 9.7% (nominally by PLN 18.1 million). Other administrative expenses rose by 8.5% (i.e. PLN 21.9 million) over 1H2001, primarily on account of the fast growth of telecommunication costs (46.9%), other service costs representing outsourcing of services (19.1%) and rent and other premises related costs (15.4%). On the other hand the highest savings were made on marketing and promotion expenses (drop by 32.9%), audit and other consulting service fees (drop by 35.0%) and the cost of contributions to the Bank Guarantee Fund (drop by 47.4%).

As a result of the Bank's restructuring employment fell from 5,200 FTEs at the end of December 2001 to 4,922 at the end of June 2002. In June 2002 a new collective work agreement negotiated with trade unions was signed by the Bank's President, which unified the Bank's policy on employment, remuneration and other employee benefits.

In 1H2002 the bank made an amortisation charge in the amount of PLN 36.2 million for the goodwill which arose on the merger with Citibank (Poland). In 1H2001 this charge was made in the amount of PLN 24.1 million. Goodwill is amortised by the Bank on straight-line basis starting from March 1, 2001.

The growth of other operating expenses by 47.7% was chiefly accounted for by the PLN 6,761 thousand loss made in 1Q2002 on the disposal of real estate.

1.3 Provisioning charges

In the first six months of 2002 provisioning charges exerted a very significant influence on the level of the Bank's overall profit levels. Net provisioning charges amounted to PLN 167.5 million and were lower than a year ago by PLN 3.1 million (or 1.8%). The decrease was primarily hindered by specific provisions for loan losses against customers from non-financial sector. These amounted to PLN 139.4 million and were higher than those made a year ago by PLN 34.5 million. This was a result of the increase in the level of classified loans as a result of problems with profitability and liquidity experienced by the Bank's debtors, especially corporate customers.

The second largest provisioning item were valuation allowances for a permanent diminution in value of financial assets. The net charge made in 1H2002 on this account amounted to PLN 30.0 million, while a year earlier the Bank made a reversal of provisions for this item in the amount of PLN 10.4 million. Major portion (PLN 26.8 million) of the charges made in the last six months was made up by the negative revaluation of the Bank's investments in two listed companied from the construction sector.

---

[2] Calculated as the ratio of the sum of general expenses and depreciation to income on banking activity.

2. Balance sheet

As at the end of June 2002 the Bank's total assets amounted to PLN 32,372 million and were higher by 2.3% than at the end of December 2001.

BALANCE SHEET

	As at:			Change from:	
PLN '000	30/06/2002	31/12/2001	30/06/2001	31/12/2001	30/06/2001
Cash and due from the central bank	1 139 203	2 322 443	1 223 241	(50.9%)	(6.9%)
Due from financial institutions*	7 365 730	7 003 200	5 130 632	5.2%	43.6%
Due from customers	13 871 401	14 168 464	15 281 194	(2.1%)	(9.2%)
Due from the public sector	9 620	31 583	15 948	(69.5%)	(39.7%)
Debt securities*	3 020 675	2 410 113	3 175 811	25.3%	(4.9%)
Equity investments*	765 964	857 267	1 011 159	(10.7%)	(24.2%)
Other securities and financial assets	3 386 313	3 375 666	2 374 565	0.3%	42.6%
Intangible fixed assets	1 414 203	1 453 876	1 464 346	(2.7%)	(3.4%)
- of which: goodwill	1 352 313	1 388 536	1 424 758	(2.6%)	(5.1%)
Tangible fixed assets	801 481	909 620	919 846	(11.9%)	(12.9%)
Other assets	597 345	618 208	824 808	(3.4%)	(27.6%)
TOTAL ASSETS	**32 371 935**	**33 150 440**	**31 421 550**	**(2.3%)**	**3.0%**
Due to the central bank	172 245	212 486	558 559	(18.9%)	(69.2%)
Due to financial institutions	4 181 473	4 905 451	5 259 033	(14.8%)	(20.5%)
Due to customers	15 941 736	16 487 181	14 647 617	(3.3%)	8.8%
Due to the public sector	1 004 349	882 937	895 748	13.8%	12.1%
Securities issued and outstanding	-	-	24 143	---	(100.0%)
Other amounts due on financial instruments	3 302 433	3 175 314	1 709 486	4.0%	93.2%
Other liabilities	1 460 582	1 155 468	2 038 390	26.4%	(28.3%)
Provisions	427 279	425 913	406 476	0.3%	5.1%
Equity and retained earnings	5 739 625	5 742 054	5 742 054	(0.0%)	(0.0%)
Net profit	142 212	163 636	140 044	(13.1%)	1.5%
TOTAL LIABILITIES	**32 371 935**	**33 150 440**	**31 421 550**	**(2.3%)**	**3.0%**

** Subordinated loans funding investment vehicles and convertible bonds issued by Handlowy Investments have been reclassified and are shown as equity investments.*

2.1 Assets

Loans to customers from the non-financial sector remain the Bank's largest net asset item. At the end of June 2002 they amounted to PLN 13,871 million, which represents a fall by 2.1% as compared to December 2001 and 9.2% as compared to June 2001. This drop was primarily a result of:

- a drop in the gross loan portfolio driven by lower demand for credit, especially on the part of corporate customers,
- growth of specific loan loss provisions


Balance sheet structure - assets
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
3,9%
16,3%
48,7%
10,1%
3,2%
17,8%
7,0%
21,1%
42,8%
7,3%
2,6%
19,2%
3,5%
22,8%
42,9%
9,3%
2,4%
19,2%
30/06/2001
31/12/2001
30/06/2002
Cash and due from the central bank
Due from financial institutions
Due from non-financial customers and public sector
Debt securities
Equity investments
Other assets

With the drop in loan demand the importance of more liquid items of the balance sheet such as interbank placements and debt securities increased. Although these instruments are characterised by lower profitability as compared to loans, they carry, however, lower credit risk, which in times like these increases their attractiveness. At the end of June 2002 the Bank's exposure to the financial sector amounted to PLN 7,366 million, of which PLN 6,213 million (i.e. 84,4%) represented amounts due from banks. The steady growth of this item over the last few months resulted in its share in the Bank's total assets rising from 16.3% at the end of June 2001 to 22.8% at the end of June 2001.

Debt securities portfolio
As at 30 June 2002

T-bonds 55,6%
T-bills 15,9%
Other 7,6%

In the first six months of 2002 the Bank increased its portfolio of debt securities to the amount of PLN 3,021 million, i.e. by 25.3% as compared to December 2001. On the other hand this represents a drop by 4.9% as compared to June 2001. This shows the volatility of this balance sheet item, which is actively used by the Bank to manage its liquidity. However an analysis of the average balances of debt securities on a quarterly basis shows the steady growth of the share of this item in the Bank's total assets.

In 1H2002 the Bank continued to pursue the strategy of reducing its portfolio of equity investments. Proof of this was the drop in the value of this portfolio by 10.7% as compared to December 2001 and 24.2% as compared to June 2001. At the end of June 2002 equity investments accounted for just 2.4% of the Bank's total assets.

2.2 *Liabilities*

Customer deposits have traditionally been the largest source of funding for the Bank's assets. They include deposits both from non-financial sector customers and public sector entities. As at June 30, 2002 the total amount of deposits on the Bank's balance sheet was PLN 16,946 million, which represents a drop by 2.4% as compared to December 2001.




Balance sheet structure - liabilities and equity
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
1,8%
16,7%
49,5%
13,3%
8,7%
0,6%
14,8%
52,4%
14,3%
7,8%
0,5%
12,9%
52,3%
16,0%
8,2%
30.06.2001r.
31.12.2001r.
30.06.2002r.
Due to the central bank
Due to financial institutions
Due to non-financial customers and public sector
Other liabilities
Equity and retained earnings

The share of interbank funding in the Bank's liabilities has been on a steady decline since the beginning of 2001. The growth of deposits from customers and the public sector over the last several months has allowed the Bank to reduce its reliance on funds accepted from the financial sector, in particular from the interbank market. At the end of June 2002 amounts due to financial institutions stood at PLN 4,181 million, of which PLN 2,554 million (or 61.1%) were amounts due to banks. Bank Handlowy, which in the past has shown a heavy reliance on the interbank market for funding, is now a net provider of liquidity to this market.

The share of equity and retain earnings in the Bank's total assets has increased slightly as compared to June 30, 2001. This means that the Bank continues to maintain the highest capital ratio of Poland's 20 largest banks by assets. The high share of capital in total assets is to a large extent the result of the Bank's merger with Citibank (Poland).

The increasing share of unrealised gains/losses on financial instruments in the balance sheet is a result of the Bank's growing dealings in derivative transactions. According to the Polish Accounting Law the unrealised gains/losses on the revaluation of these instruments are presented as "Other securities and financial assets" on the asset side and "Other liabilities due on financial instruments" on the liability side.

3. Capital and capital adequacy

CAPITAL

PLN '000	As at: 30/06/2002	31/12/2001	30/06/2001	Change from: 31/12/2001	30/06/2001
Authorised capital	500 902	430 308	430 308	16.4%	16.4%
Capital surplus	3 044 585	3 044 585	3 044 585	0.0%	0.0%
Reserve capital	1 754 251	1 707 873	1 707 222	2.7%	2.8%
Revaluation reserve	46 059	76 958	77 609	(40.2%)	(40.7%)
General risk reserve	390 000	390 000	390 000	-	-
Other supplementary capital*	21 736	92 330	92 330	(76.5%)	(76.5%)
Profits/(losses) of the previous years	(17 908)	-	-	---	---
Total capital funds	**5 739 625**	**5 742 054**	**5 742 054**	(0.0%)	(0.0%)
Core capital	5 671 830	5 572 766	5 572 115	1.8%	1.8%
Supplementary capital	67 795	169 288	169 939	(60.0%)	(60.1%)

* *Special Participating Convertible Bonds.*

In the first half of 2002 the Bank's capital funds fell by PLN 2,429 thousand. The most important changes in the value of the Bank's capital are accounted for by:

- the revaluation of shares in subsidiary companies accounted for on an equity basis as for December 31, 2001. The unrealised loss on this revaluation in the amount of PLN 17,908 thousand has been included in the Bank's capital as an adjustment of the opening balance of previous year's profits/(losses),
- an increase of the revaluation reserve by PLN 15,167 thousand, which arose on the revaluation of debt securities available for sale,
- an increase of reserve capital by PLN 312 thousand after the distribution of profits for 2001. The rest of that year's profits in the amount of PLN 163,324 thousand was paid out in dividends to shareholders and holders of Special Participating Convertible Bonds.

Another important development affecting the structure of the Bank's capital was the increase of authorised capital by PLN 70,534 thousand through the conversion of 17,648,500 Special Participating Convertible Bonds held by the Bank's largest shareholder, Citibank Overseas Investment Corporation („COIC"). The increase of authorised capital was registered on May 24, 2002.

The structure of the capital was also affected by the transfer of PLN 46,067 thousand from revaluation reserve to reserve capital traceable to sales of real estate assets.

Overall, as at June 30, 2002 the Bank's share in total capital of the Polish banking sector stood at 13.8% as compared to 14.2% at the end of 2001, which placed it second in terms of capital among all Polish banking institutions. The level of the Bank's capital was more than sufficient to secure the financial stability of the institution and of the deposits accepted by it.

Over the first six months of 2002 the Bank's capital adequacy ratio fell from 21.22% to 18.49%. This was primarily the result of:

- changes made by the Commission of Banking Supervision in the calculation of the capital adequacy ratio through the introduction of the concept of minimum capital requirements for credit risk and the different types of market risk (the minimum level of the capital adequacy ratio was maintained at 8%);

- lower eligible regulatory capital used by the Bank for the calculation of the ratio, which was a result of the increase in the amount of deductions from total capital associated with intangible fixed assets (the largest item of which was goodwill). When establishing capital components eligible for use in the calculation of the capital adequacy ratio in 2002 the Bank has to deduct 30% of the amount of intangible fixed assets from total capital, while in 2001 the requirement was to deduct only 10%.

Capital adequacy

	As at:		
PLN '000	**30/06/2002**	**31/12/2001**	**30/06/2001**
Total capital funds	**5 739 625**	**5 742 054**	**5 742 054**
Deductions, of which:	811 021	498 320	595 317
- goodwill	405 694	138 854	142 476
- other intangible fixed assets	18 567	7 657	5 031
- other deductions	386 760	351 809	447 810
Capital eligible for the calculation of the capital adequacy ratio	**4 928 604**	**5 243 734**	**5 146 737**
Risk-weighted assets and contingent liabilities	**22 088 479**	**24 715 504**	**25 492 636**
Total capital requirement, of which:	**2 132 310**		
- capital requirement for credit risk	1 767 078		
- total capital requirements for other market risks	365 232		
Capital adequacy ratio*	**18.49%**	**21.22%**	**20.19%**

** For 31.12.2001 and 30.06.2001 the ratio was calculated based on the methodology used at the time. Risk-weighted assets and contingent liabilities as at 30.06.2002 include only the banking portfolio.*

4. *Major shareholders*

At June 30, 2002, the only shareholder holding over 5% of the Bank's authorised capital and of total voting rights at a General Meeting of Shareholders was Citibank Overseas Investment Corporation, New Castle, Delaware, USA ("COIC"), a subsidiary of Citibank N.A., which then held 116,717,574 shares of the Bank, i.e. 93.21% interest in the Bank's authorised capital entitling it to exercise 93.21% votes at the General Meeting of Shareholders. In the first half of 2002 the holding of COIC increased as a result of the following transactions:

- the purchase of 376,650 ordinary series C bearer shares from Centaur Investment Corporation and 376,650 ordinary series C bearer shares from Foremost Investment Corporation. Both these companies were members of Citigroup.

- the conversion of 17,648,500 Special Participating Convertible Bonds into ordinary series B bearer shares.

III. Operations

1. Lending and other risk exposures

1.1 Lending

Lending to non-bank customers (gross)

	As at:			Change from:	
PLN '000	30/06/2002	31/12/2001	30/06/2001	31/12/2001	30/06/2001
Loans in PLN	10 323 532	10 802 086	11 293 535	(4.4%)	(8.6%)
Loans in foreign currencies	5 500 957	5 022 046	5 356 652	9.5%	2.7%
Total	**15 824 489**	**15 824 132**	**16 650 187**	**0.0%**	**(5.0%)**
Loans to non-financial customers	14 641 799	14 903 849	15 881 221	(1.8%)	(7.8%)
Loans to non-bank financial institutions	1 174 521	891 297	756 381	31.8%	55.3%
Loans to public sector	8 169	28 986	12 585	(71.8%)	(35.1%)
Total	**15 824 489**	**15 824 132**	**16 650 187**	**0.0%**	**(5.0%)**
Non-financial corporate customers	13 205 329	13 382 300	14 216 565	(1.3%)	(7.1%)
Non-bank financial institutions	1 174 521	891 297	756 381	31.8%	55.3%
Individual customers	1 280 493	1 385 737	1 327 548	(7.6%)	(3.5%)
Other non-financial entities	155 977	135 813	337 108	14.8%	(53.7%)
Public sector	8 169	28 986	12 585	(71.8%)	(35.1%)
Total	**15 824 489**	**15 824 132**	**16 650 187**	**0.0%**	**(5.0%)**

Loans excluding accrued interest.

In the first half of 2002 the Bank's total loan portfolio stabilised at a level of PLN 15.8 billion, which means that with the slight increase in the loan portfolio of other Polish banks its market share dropped from 7.1% to 6.9%. The size of the Bank's portfolio placed it sixth among all Polish banks.

Loan portfolio by category of entities
As at 30 June 2002



Non-bank financial institutions 7,4%
Non-financial corporate customers 83,4%
Individual customers 8,1%
Other non-financial institutions 1,0%
Public sector 0,1%

Over the same period loans to non-financial corporate customers, the largest component of the total loan portfolio, dropped by 1.3%. The halting of loan growth to this group of customers may be attributed to the following factors:

- the general fall in demand for loans on the part of corporates as a result of the economic slowdown, low profitability of operations and postponement of large investments in wait for the expected economic recovery;

- the lowering of the Bank's propensity to accept new credit risk, which was primarily a result of its aim to improve the quality of the loan portfolio;

- the active reduction by the Bank of its credit exposure to some customers, the financial situation of which signalled the possibility of a loan default.

The contraction of the portfolio of loans granted to non-financial corporate customers was made up for by the 31.8% growth of loans extended to non-bank financial institutions, mainly on account of the 58.8% growth of loans extended to leasing companies. Thanks to this the Bank maintained its share in the total corporate loan market at a level unchanged from December 2001, i.e. 9.1%.

Over the first half of 2002 the Bank remained an active player on the syndicated loan market, which unfortunately experienced a clear recession. Overall, the volume of syndicated loans taken by Polish corporates from January to June 2001 amounted to PLN 4.5 billion and was by PLN 2.6 billion (36%) lower than in the same period of 2001. The exposure of the Bank taken in new loan syndications dropped by 23% as compared to 1H2001, however, at the same time its share in the total syndications market increased from 6.5% to 7.8%, placing it second among all participants of the syndicated loan market. The largest syndicated transactions in which the Bank participated include:

- the EUR 170 million facility refinancing loans taken by Polskie Sieci Elektroenergetyczne S.A. (Polish Power Grid Co.) to finance its operations in the energy and telecommunication sectors; the Bank acted as co-arranger with an own participation of EUR 35 million;

- the EUR 202.5 million facility for Polskie Koleje Państwowe S.A. (Polish Railroads Co); the Bank acted as co-arranger with an own participation of EUR 18.2 million;

- the PLN 79 million facility for Telbank S.A (telecom company) to finance the construction of a fibre optic telecom line network; the Bank was the sole arranger with an own participation of PLN 49 million;

- the facility equivalent to PLN 1,423 million (CHF 268 million and EUR 174.5 million) for Telefonika KFK S.A (telecom company) to finance the consolidation of the company's capital group and for investments in a cable factory; the Bank participated in the consortium with a share of CHF 31.5 million.

Over the first six months of 2002 the Bank's portfolio of loans to individual customers diminished by 7.6% on account of:

- stricter credit procedures being applied to potential new borrowers, especially self-employed individual customers; the aim of this was to improve the quality of the loan portfolio;

- lower indebtedness on credit cards, which is the single most important component of the Bank's loan portfolio to individual customers (consumer loans);

- the Bank's relatively week position on the mortgage loan market, which is now experiencing the highest growth;

As a result the Banks share in the consumer loan market dropped from 2.5% at the end of 2001 to 2.2% at the end of June 2002.

In the first half of 2002 the share of loans denominated in foreign currencies or indexed to foreign currencies in the Bank's total loan portfolio rose to 34.8%. The Bank is monitoring the possible effects of currency risk on credit risk of

Loan portfolio by currency
As at 30 June 2002


Foreign currencies 34,8%
PLN 65,2%

the foreign currency loan portfolio on an ongoing basis by conducting sensitivity analysis of the effects of exchange rate fluctuations on the financial situation of borrowers to which the Bank has such an FX exposure (*stress-testing*).

1.2 Quality of loan portfolio

In the first half of 2002 the Bank experienced a further deterioration of the quality of its loan portfolio as measured by the share of classified loans in total loans (gross). This share rose from 25.7% at the end of December 2001 to 31.6% at the end of June 2002. At the same time specific provisions increased by 11.5%. The increase in the share of classified loans was a result of deteriorating financial performance of a significant group of the Bank's customers and of their liquidity problems. The factors underlying this include:

- the overall economic slowdown,
- the recession experienced by the heavy industry and construction sectors and the corresponding low profitability of companies active in these areas,
- the Bank's continued conservative approach to classification of exposures and provisioning.

Quality of loan portfolio

	As at:			Change from:	
PLN '000	**30/06/2002**	**31/12/2001**	**30/06/2001**	**31/12/2001**	**30/06/2001**
Loans to non-bank customers (gross)					
Loans classified:					
Standard	9 370 758	10 640 930	11 371 048	(11.9%)	(17.6%)
Watch	1 451 069	1 116 542	1 765 517	30.0%	(17.8%)
Problem	5 002 662	4 066 660	3 513 622	23.0%	42.4%
- substandard	1 468 126	1 149 105	1 235 271	27.8%	18.9%
- doubtful	1 952 991	1 622 261	1 201 741	20.4%	62.5%
- loss	1 581 545	1 295 293	1 076 610	22.1%	46.9%
Total	**15 824 489**	**15 824 132**	**16 650 187**	**(0.0%)**	**(5.0%)**
Share in total					
Loans classified watch and problem	40.8%	32.8%	31.7%		
Loans classified problem	31.6%	25.7%	21.1%		
Loss loans	10.1%	8.2%	6.5%		

Loans excluding accrued interest.

The coverage provided for watch and problem loans by specific provisions created by the Bank in the total amount of PLN 1,300 million, is fully compliant with the regulations of the National Bank of Poland.

Specific provisions for loans

PLN '000	As at: 30/06/2002	31/12/2001	30/06/2001	Change from: 31/12/2001	30/06/2001
Specific provisions for:	1 299 862	1 177 080	1 043 285	10.4%	24.6%
- watch loans	454	1 245	807	(63.5%)	(43.7%)
- problem loans	1 299 408	1 175 835	1 042 478	10.5%	24.6%
Provision coverage of the total loan portfolio	8.2%	7.4%	6.3%		
Provision coverage of problem loans	26.0%	28.9%	29.7%		

The increase in specific provision coverage of the whole loan portfolio to 8.2% was a consequence of the increase of problem loans in the Bank's portfolio combined with a simultaneous flattening of its growth. A reverse of this was seen in specific provision coverage of problem loans. This was due to the faster increase in the collateral eligible under Polish regulations for deduction from the loan balances when establishing provisioning levels than of the loan portfolio itself. Another reason was the fact that loans to Polish subsidiaries of multinational companies having parent guarantees for the loans taken made up roughly 40% of the Bank's total problem loans. The classification of these loans to the problem loan category was a reaction of the Bank solely to the deteriorating financial situation of the Polish borrowers – as required by the NBP regulations.

In March 2002 the Bank's Risk Management Division introduced even more stringent requirements for the classification of loans and provisioning requirements to the Bank's internal credit system. However, otherwise the basic framework for managing credit risk has remained unchanged since its introduction in March 2001. The cornerstone of this framework is the principle of conducting analysis on an ongoing basis of the Bank's exposure to the different sectors of the economy with the aim of identifying areas in which this exposure should grow or contract based on expectations concerning their growth and performance prospects. The result of using such a framework for monitoring credit risk, in a situation where recessionary tendencies were evident in a number of major economic sectors, especially heavy industry, was the decision to actively reduce the Bank's exposure to several sectors and large customers taken in the first half of 2002. Furthermore, the Bank strengthened the internal unit responsible for large bad debt workout, as a result of which it achieved good results in bad loan collections. This unit has also managed to secure additional collateral and to renegotiate loan repayment schedules, which further strengthened the Bank's position vis a vis its large customers currently experiencing financial difficulties.

1.3 Off-balance sheet exposures

Over the first six months of 2002 the total value of off-balance sheet exposures fell by 10.8% to the amount of PLN 9,352 million. This was a direct result of the general fall in demand for credit described earlier. The largest component of this item were undrawn credit lines (65.1%). Compared to the previous year the share of guarantees in this portfolio increased (to reach 32.4%).

Contingent liabilities

	As at:			Change from:	
PLN '000	30/06/2002	31/12/2001	30/06/2001	31/12/2001	30/06/2001
Guarantees	3 028 069	2 737 591	2 976 364	10.6%	1.7%
Letters of credit issued	206 998	184 874	221 386	12.0%	(6.5%)
Confirmed letters of credit	24 907	63 155	90 163	(60.6%)	(72.4%)
Undrawn credit lines	6 092 068	6 779 275	6 625 726	(10.1%)	(8.1%)
Deposit transactions	-	714 868	1 219 591	(100.0%)	(100.0%)
Total contingent liabilities	**9 352 042**	**10 479 763**	**11 133 230**	**(10.8%)**	**(16.0%)**
Provisions against contingent liabilities	**127 279**	**125 913**	**156 476**	**1.1%**	**(18.7%)**
Provision coverage	**1.36%**	**1.20%**	**1.41%**		

1.4 Leasing

Leased assets, 1st half of 2002


Transport equipment 33,2%
Machinery and equipment 61,9%
Other 3,2%
Cars 1,5%
Computers and other office equipment 0,2%

Leasing services are provided by two subsidiary companies of the Bank: Handlowy Leasing S.A. and Citileasing S.A. The merger of these two companies is planned to take place in the second half of 2002 and the combined institution is to operate under the name of Handlowy-Leasing S.A.

The value of assets leased by both these companies between January and June 2002 stood at PLN 194.4 million, 1.8% less than in the same period of the previous year. With the 19.6% growth of the whole lease finance market in Poland this means that the Bank's market share dropped from 7.1% to 5.8%. On a combined basis as measured by the value of assets under lease Handlowy-Leasing and Citileasing ranked sixth. At the end of June the combined net value of assets under lease of the two companies stood at PLN 595.7 million (this translates to a total market share of 4.5%).

In June 2002 the Bank extended the agreement signed with the German bank Kreditanstalt für Wiederaufbau („KfW") on refinancing of loans for the development of small and medium enterprises to include refinancing of lease finance transactions concluded with such companies by Handlowy Leasing S.A. using funding provided from aid programmes of the European Union. The size of one-time refinancing is limited to EUR 250 thousand. The funding provided by KfW should help the Bank's new leasing company grow its operation in the future.

1.5 Factoring

Factoring services are provided by the specialised company of Handlowy-Heller S.A., in which the Bank has a 50% interest (25% indirectly through Handlowy Inwestycje Sp. z o.o.). The remaining shares are held by the Dutch NMB Heller Holding N.V.

The financial results of the company in 1H2002 were largely determined by the recession seen in the corporate sector. Most of the customers of Handlowy-Heller experienced a slowdown of sales, which had a direct effect on the volume of receivables acquired by the company. Turnover on service provided to customers fell by 27% as compared to 1H2001, which translated into a 39% fall in revenues. The lower demand affected especially businesses of particular importance for our factoring activities, i.e. electronics, IT, clothing, toys and stationery. In addition the company had to write-off

uncollectable factoring receivables in the amount of PLN 11.3 million, for which provisions have been previously established.

In total receivables acquired by Handlowy Heller in the first half of 2002 stood at PLN 375.6 million as compared to the PLN 511.8 million acquired in the first six months of 2001. The number of customers fell from 117 at the end of June 2001 to 104 at the end of June 2002. In spite of this a record number of new agreements (25) has been signed with new customers (23 a year earlier). The company's market share has remained unchanged at 12%.

Faced with a drop in business volumes and deterioration in the quality of its portfolio the company undertook remedial action to counter these tendencies. A regional representative office was opened in Poznań, a new product was introduced (factoring on a non-recourse basis) and enhanced credit risk management, *inter alia* through the introduction of internal limits for customers. The company began work on the establishment of a call centre and the introduction of a new product for companies with annual sales below PLN 5 million.

2. *External funding*

At June 30, 2002 the Bank's external funding totalled PLN 21,168 million and was lower than at the end of December 2001 by 5.3%. At the same time the share of external funds in total liabilities and equity dropped from 67.8% to 65.1%, mainly as a result of the increase in other amounts due on financial instruments, which was related to the increase in derivative transactions as described earlier. In spite of this decrease the Bank maintained its share in the deposit market at 5.7%.

External funding

	As at:			Change from:	
PLN '000	**30/06/2002**	**31/12/2001**	**30/06/2001**	**31/12/2001**	**30/06/2001**
Due to the central bank	**170 342**	**208 128**	**549 972**	**(18.2%)**	**(69.0%)**
Due to financial institutions	**4 140 617**	**4 862 810**	**5 214 059**	**(14.9%)**	**(20.6%)**
At call	2 134 793	2 029 014	1 262 596	5.2%	69.1%
Term	2 005 824	2 833 796	3 951 463	(29.2%)	(49.2%)
- Interbank deposits	660 979	734 543	1 497 251	(10.0%)	(55.9%)
- Interbank loans	783 540	1 658 303	2 066 521	(52.8%)	(62.1%)
- Term deposits of non-bank financial institutions	561 305	440 950	387 691	27.3%	44.8%
Due to customers	**15 854 958**	**16 409 182**	**14 521 730**	**(3.4%)**	**9.2%**
At call	6 722 311	6 645 739	5 031 941	1.2%	33.6%
Term deposits	9 132 647	9 763 443	9 489 789	(6.5%)	(3.8%)
Due to the public sector	**1 002 206**	**879 611**	**889 366**	**13.9%**	**12.7%**
At call	353 330	284 093	269 034	24.4%	31.3%
Term deposits	648 875	595 518	620 332	9.0%	4.6%
Securities issued and outstanding	---	---	**21 013**	---	---
CDs issued and outstanding	---	---	21 013	---	---
Total external funding	**21 168 123**	**22 359 731**	**21 196 139**	**(5.3%)**	**(0.1%)**

Excluding accrued interest.

In contrast to the very rapid growth of deposits from the non-financial sector experienced by the Bank in the second half of 2001, the first half of 2002 saw an actual decline of this volume by 3.4% due to the fall in deposits of corporate customers from outside the financial sector. The outflow of corporate deposits is, however, purely statistical in nature and is associated with the exceptionally high balance

of these deposits at the end of the day on December 31, 2001. On the last day of 2001 the balance of these deposits stood at PLN 9.4 million compared to PLN 7.9 million at the end of October 2001, only to drop again to a level of PLN 7.9 million at the end of January 2002. The seasonality demonstrated by corporate deposits, with the high growth in December 2001 and the subsequent fall in 1H2002 in the case of Bank Handlowy proved to be a sector-wide phenomenon. As a result the Bank has even managed to increase its share in the corporate deposit market from 13.6% do 14.4%. It has to be mentioned that the strong position of the Bank on the corporate deposit market is to a large extent a result of the Bank's strong position and its very competitive product offering in cash management and trade finance, which will be described in greater detail in point 4 below.

Deposits by category of entities
As at 30 June 2002


Non-bank financial institutions 8,1%
Public sector 5,5%
Non-profit institutions 5,4%
Non-financial corporate customers 47,3%
Individual customers 33,6%

Deposits of non-bank customers

PLN '000	As at: 30/06/2002	31/12/2001	30/06/2001	Change from: 31/12/2001	30/06/2001
Due to:					
Individual customers	6 167 731	6 085 893	5 928 693	1.3%	4.0%
of which: Retail Banking Sector (Citibank)	*6 166 263*	*4 244 432*	*2 922 957*	*45.3%*	*111.0%*
Non-financial corporate customers	8 673 360	9 365 919	7 580 369	(7.4%)	14.4%
Non-profit organisations	983 424	947 710	915 923	3.8%	7.4%
Non-bank financial institutions	1 487 888	1 408 116	685 213	5.7%	117.1%
Public sector	1 002 206	879 611	889 366	13.9%	12.7%
Total	**18 314 609**	**18 687 249**	**15 999 564**	**(2,0%)**	**14,5%**

Excluding accrued interest

Balances on current accounts of individual customers and deposits placed by them increased by 1.3%. This has allowed the Bank to maintain its market share of 2.8%. The over 45% increase balances shown by the Retail Banking Division (Citibank) is primarily a result of the migration of the Bank's private banking customers from the *IBIS/AS* system to *Systematics,* as a result of which, as far as deposit products are concerned, all individual customers are now served through the Citibank sales network.

Over the last 12 months the Bank has experienced a steady increase of surplus funding, which is illustrated by the widening gap between amounts due to and due from financial institutions. The strong deposit base allows the Bank to elastically react to new opportunities on credit market and provides a funding potential which may be utilised when the expected economic recovery materialises.

Surplus liquidity


PLN billion
8
7
6
5
4
3
2
1
0
Due from financial institutions
Due to financial institutions
30/06/2001
31/12/2001
30/06/2002

3. Consumer banking

The Bank provides consumer banking services through a separate unit called the Retail Banking Sector, which operates under the Citibank brand name. It currently ranks tenth on the Polish market in terms of the number of serviced current accounts of individual customers. At the end of June 2002 its share in the consumer deposit and loan markets was 2.8% and 2.2% respectively, while its share in the sector's revenues from consumer banking is estimated at 4,2%. The difference between the market share in business volume and revenues is due to the very high profitability of the Bank's credit card products.

In the first half of 2002 the number of current accounts serviced by Citibank fell from 301.5 thousand to 285.0 thousand. To a large extent this was the effect of the review undertaken in February, which resulted in a number of unused accounts being closed. Apart from this in February the process initialised at the end of 2001 of transferring the Bank's private banking customers, previously serviced in the *IBIS/AS* system (used by the Bank's corporate banking network) to *Systematics* (used by Citibank) was completed. In total 41 thousand accounts were transferred. Some of the Bank's customers, who previously had accounts opened both in corporate banking arm of the Bank and in Citibank as a result of the transfer had one of the accounts closed. Those private banking customers served through the corporate network which met the criteria set for this product group were offered the *Citigold* account.

The Retail Banking Sector continued efforts aimed at optimising the use of the different distribution channels by its customers. The objective is to increase the use of remote, electronic channels, improve efficiency in the use of branches and strengthen the links with the Corporate and Investment Banking Sector with the aim to increase sales of products through its branch network (*cross-selling*). Thanks to the rapid increase in the number of customers using the electronic channel *Citibank Online* („*CBOL*") a very significant increase in the number of transaction initiated through this channel was achieved. At the end of June 2002 *CBOL* was used by 64.8 thousand customers as compared to 41.3 thousand in December 2001 and 17.4 thousand at the end of June 2001. In April 2002 for the first time ever the number of transactions initiated through *CBOL* was higher than that initiated through the Bank's call centre - *CitiPhone*. It is the ambition of Citibank to make *CBOL* the leading internet banking platform in Poland. An important step in this direction will be the establishment of a *CBOL* internet portal, which is planned to take place in the second half of the year.

Citibank distribution channels
June 2002


CitiPhone
31.7%
Branch
netw ork
23.3%
Citibank
Online
37.8%
Interactive
Voice
Response
7.2%

As at the end of June 2002 the Retail Banking Sector (Citibank) had a network of 106 branches (11 *Citigold* branches and 95 standard branches) and 214 ATMs. The latest addition to the exclusive private banking *Citigold* network was the branch in Bydgoszcz, which was opened on May 16.

With the aim to counter the negative affects which lower interest rates and the newly introduced tax on interest earned on personal deposits had on retail deposit growth, the Bank broadened its product range to include long-term investment deposits linked to selected New York Stock Exchange indexes and the share prices of the largest multinational companies.

Faced with the slowdown of loan growth in the traditional loan market the Retail Banking Sector concentrated its efforts on expanding its activities on the credit card market, in which it anyway enjoyed a dominant position. As at the end of June 2002 the number of credit cards issued by Citibank stood at 395.4 thousand as compared to 377.5 thousand at the end of 2001. Its market share measured

by the debt on credit cards and the number of credit cards issued was 47.8% and 56.5% respectively. The fast increase of the number of credit cards issued was in a large part a result of the introduction of a *MasterCard* product to the Banks offering, and especially the success of *Citibank MasterCard FIFA 2002*. Between April 15 and June 30 2002 15.7 thousnad such cards were issued.

4. Cash management

In parallel with offering traditional banking services – such as current accounts, domestic and foreign money transfers, term deposits, overdrafts etc. – the Bank continued its efforts to add new products to the more refined cash management product range, especially electronic an internet banking products, and intensified its efforts to acquire customers seeking such services. The fast changes taking place in this area were facilitated by the Bank's access to the state of the art technology used by Citigroup. At the end of June 2002 the Bank offered the following cash management product groups:

- receivables management
- electronic banking
- internet products
- liquidity management
- payments
- trade finance
- trade servicing

At the end of June 2002 the Bank's combined market share by revenues in this market segment was estimated at 8%.

In the area of electronic banking the Bank experienced a very fast increase in the use of *CitiDirect*, a key component of this product range. In total, at the end of June 2002 the Bank had installed 1,952 *CitiDirect* terminals, and the average monthly number of new installations in the first half of 2002 reached 180. The most important feature of *CitiDirect* is that with this product customers gain an on-line access to their accounts and can initiate a number of transactions using a computer linked to the Internet without having to leave their premises. It is planned that in time all corporate customers using earlier electronic banking products (such as *Goniec* and *MTMS32*), the number of which has increased over the last six months from 11.5 thousand to 13.4 thousand, will be moved to *CitiDirect.*

The first half of 2002 was a very busy time for the Card Product Management Department, responsible for the *Citibank Business* credit card product used for business-related payments by employees of the Bank's corporate customers. New products were introduced – the Visa Business Electron, which replaced the older ATM Citibusiness card, and the pre-paid Visa Electron card. The latter can be used only to make payments in Poland and serves as a loyalty card, for making money transfers and for promotions. In total, by the end of June 2002 the Department serviced over 3,000 corporate customers, which used 14 thousand Citibank Business cards (growth by 22% as compared to December 2001).

On May 28, 2002, in cooperation with Citibank Card Acceptance (CCA), Bank Handlowy added to its product offer the service of full payment settlement of transaction made using cards. This product is addressed to companies accepting credit cards as a form of payment.

Starting from June 2002 *CitiConnect* functionality was expanded to authorise payments made in the Wirtualna Polska Internet portal, which ultimately will give customers access to several dozens Internet shops. By the end of the month 88 companies (having 128 Internet shops) ie. nearly 2/3 more than at the end of 2001 used *CitiConnect*. In addition the implementation of *CitiConnect* on the mobile platform, namely WAP and SMS, took place.

5. Trade finance

As a result of the merger with Citibank (Poland) ("CPSA") on March 1, 2001 the Bank gained a dominant position in the trade finance market. The already strong position of Bank Handlowy – dating back to the days when it enjoyed the monopoly for servicing Polish foreign trade transactions – was then strengthened further through the acquisition of corporate customers serviced earlier by CPSA. An especially valuable addition was the group of Polish subsidiaries of multinational companies, which were very active in the area of foreign trade. As a result the Bank's market share in trade finance increased from 22.3% in mid-2001 to 24.6% at the end of June 2002, which was accounted for by the rise of the Bank's share in import transactions from 19.8% to 24.2%, while its share in export transactions fell slightly - from 25.7% to 25.2%.

Apart from the large customer base and the long experience in providing financial services to Polish importers and exporters, the Bank's very strong competitive advantage is the extensive range of products offered, which includes a number of types of letters of credit, documentary collections, guarantees, bankers' acceptances, bill and receivables discounting. The steady growth of creditworthiness of Polish companies active in foreign trade coupled with the greater trust in the Polish economy as a whole, which to a large extent is linked to the progress of Poland's negotiations for full EU membership, results in a gradual shift by Poland's Western trading partners from the more complex types of trade finance instruments to much simpler (and cheaper) methods like money transfers and invoice discounting. However, letters of credit remain the main form of payment in trade with the Eastern Europe.

On April 18, 2002 the Bank signed an agreement with Korporacja Ubezpieczeń Kredytów Eksportowych S.A. („KUKE"; Poland's export credit insurance corporation) on the insurance of amounts due to factors from debtors domiciled in OECD countries. Both institutions agreed to jointly prepare an insured credit product, which will give Polish exporters dealing with counterparties from OECD countries access to sources of external funding of export transactions, in the form of factoring collateralised by a KUKE policy.

6. FX and money market activity

The high impact of treasury operations on the Bank's financial results may be illustrated by the share of FX income in total income on banking activity, which in the first half of 2002 reached 43.7%. Bank Handlowy is among the most active players in this area, acting as a market-maker for a range of standard FX and interest rate products. The strong market position of the Bank is a result of:

- the large and steadily growing number of the Bank's major customers for FX transactions (2,000 companies) and derivative products (300 companies),
- the large number and volume of operations on the Bank's own account,
- the wide, flexible and innovative product offering,
- its leading position in the area of trade finance,
- its dynamic and experienced team responsible for these transactions,
- Bank Handlowy's excellent reputation on the Polish FX market and the esteem shown both by domestic and foreign counterparties,
- the support and assistance of the Bank's strategic investor, Citigroup, in accessing international financial markets, implementing new products and managing market risk.

Based on estimates of the Treasury Department, the Bank's market share in transactions initiated by customers is 21% in the case of FX transactions, 25% in derivatives and 11% in debt securities trading. The Bank is the single largest dealer on the primary Treasury securities market. Its share on the interbank market was lower - 9% in the case of FX transactions and 8% in FRA and IRS. This is due to a large number of these transactions being settled in London through foreign banks.

It is worth noting that the high revenues derived by the Bank from the FX and money market transactions despite difficult market conditions. In the first half of 2002 the volatility of both interest rates on interbank deposits and prices of debt instruments fell significantly as compared to 2001, thus lowering the Bank's margins on these transactions.

7. Commercial paper origination

For several years now the Bank has been among the largest participants of the primary market for debt securities issued by corporations and financial institutions. The first half of 2002 was no exception in this respect, with the Bank leading this market for five months in terms of the value of debt issues.

At the end of June the Bank's market share as measured by the value of debt issues placed reached 20.0% as compared to 18.9% in December 2001. Over the first six months of 2002 the Bank placed commercial paper to a value of PLN 7,193 million (giving it a 19.2% market share). The Bank serviced 43 debt issues for 51 issuers with a combined amount of PLN 13,423 million.

In the first half of 2002 the Bank participated in the following new programmes:

- a 5-year bond and CD issue programme for FCE Bank Polska S.A. and FCE Credit Polska S.A. with a combined value not greater than PLN 1,000 million; the Bank acted as the lead arranger, issue and payment agent, dealer and depository for the issue; the issue is to be used for funding credit, leasing and factoring programmes of Ford Motor Company with the aim of boosting its car sales in Poland,

- a 3-year bond programme for Polkomtel S.A. to an amount of PLN 500 milion with the aim of providing working capital for the company and the expansion of its network and development of a new product range; the Bank acted as payment agent and depository for the issue,

- debt issue for Volkswagen Bank Polska S.A., Volkswagen Leasing Polska S.A., Volkswagen Motor Polska Sp.z o.o., Volkswagen Poznań Sp. z o.o. and Coordination Center Volkswagen N.V./S.A. to a total amount of PLN 1,000 million,

- bond programme for Ecco-Papier Sp.z o.o. to an amount of PLN 50 million.

8. Small enterprise banking

The Bank continues to pursue the strategy of strengthening its position in the market for services provided to small companies, defined as those having annual sales below PLN 4 million. In the first half of 2002 the Bank acquired 1,800 new such customers. The product offer addressed to this group of companies called *Inter Biznes*, built around the *Inter Konto* range of services, has been recently expanded through the addition of the VISA Electron charge card and a new credit programme, which makes it possible to offer unsecured overdrafts to new customers. At the same time the Bank was working on developing new distribution channels for the *Inter Business* product range, especially on giving these customers access to the Citibank branch network and increasing the number of relationship managers dedicated to these customers.

9. *Equity investments*

Another element of the Bank's strategy, which it has pursued consistently since early 2001, was the scaling down of the equity investments portfolio coupled with a rationalisation of those investments considered as of strategic importance.

Equity investments

	As at:			Change from:	
PLN '000	30/06/2002	31/12/2001	30/06/2001	31/12/2001	30/06/2001
Investments in subsidiaries	365 483	404 916	434 681	(9.7%)	(15.9%)
Investments in joint-ventures	20 661	101 829	71 829	(79.7%)	(71.2%)
Investments in associated companies	94 064	116 890	234 184	(19.5%)	(59.8%)
Other direct equity investments	62 355	57 770	88 299	7.9%	(29.4%)
Subordinated loans	163 771	123 478	131 918	32.6%	24.1%
Convertible bonds of Handlowy Investments SA	59 630	52 384	50 248	13.8%	18.7%
Total equity investments	**765 964**	**857 267**	**1 011 159**	**(10.7%)**	**(24.2%)**

Among all the developments and factors, which affected the value of the Bank's equity investments in 1H2002 the following deserve special mention:

- revaluation as for 1 January 2002 of the long-term and material investments in subordinated companies accounted for on an equity basis in line with the newly introduced accounting regulations,
- disposal on March 26, 2002 of all shares in the subordinated company Cuprum Bank S.A. to Dominet S.A. Prior to the transaction the Bank had a 55.26% interest in the capital of Cuprum Bank S.A., which gave it the right to 50.20% votes at the General Meeting of Shareholders,
- disposal on April 26, 2002 of 87,741 shares in the subordinated company Bank Handlowy International S.A. in Luxemburg („BHI"). The transfer of rights to the shares took place on May 6, 2002. The shares subject to the transaction represented 73.12% of share capital and gave the holder the right to exercise 73.12% votes at the General Meeting of Shareholders of BHI,
- taking possession by the Bank on June 3, 2002 of 6,000 shares in Bytom Collection Spółka z o.o. with a seat in Radzionków. The nominal value of the shares was PLN 3 million. The Bank took possession of the shares in lieu of a part of a matured and unpaid loan taken by ZO Bytom SA, on the basis of an agreement signed by the Bank with ZO Bytom SA in 2001 establishing a registered pledge on these shares. As a result of the Bank becoming the sole shareholder of Bytom Collection Spółka z o.o., now holding 6,008 shares of the company, it became a subsidiary of the Bank,
- establishment of specific provisions in the amount of PLN 26.8 million for the shares held by the Bank in the associated companies operating in the construction sector.

10. *Brokerage and capital market activity*

The Bank operates on the capital market trough its fully owned brokerage subsidiary - Dom Maklerski Banku Handlowego S.A. („DMBH"). DMBH was established on April 1, 2001 as a result of the transfer of all assets of Centrum Operacji Kapitałowych Banku Handlowego (Capital Markets Centre, previously a unit within Bank Handlowy) to Citibrokerage S.A., which as of that day changed its name to that used currently.

The business transacted by DMBH in the first six months of 2002 placed it second among all brokerage houses in terms of both share trading on the Warsaw Stock Exchange (trades totalling PLN 2,801.4 million, representing a market share of 10.74%) and bond trading (trades totalling PLN 165.9 million, representing a market share of 12.21%). The combined volume of share and bond trades settled by DMBH in 1H2002 of PLN 2,967.3 million gave it a 10.8% market share, again placing it second in terms of the combined value of transactions. At the same time DMBH was the eleventh largest broker in futures contracts accounting for 3.64% of turnover by volume (103,974 contracts).

In 1H2002 DMBH continued to be the leading market maker for shares listed on the Warsaw Stock Exchange. DMBH was the market maker for 51 stocks listed on the WSE, future contracts on the WIG 20 index and index units, as well as for two stocks traded on the over-the-counter CeTO market.

DMBH was also a leading player on the Polish capital market in its role as sponsor for issues by 40 listed companies and 12 unlisted companies.

In the first half of 2002 12 public offerings were arranged in Poland, for a total value of PLN 900 million. Out of this amount investors actually purchased securities only to a combined amount of PLN 296 million. Most of the acquisitions were made by strategic investors, to which share issues were addressed, as well as by investors who purchased convertible bonds issued by Polish companies. Some of the offerings were postponed due to unfavourable market conditions, including the only one organised by DMBH.

At the same time DMBH successfully organised trading in shares of non-listed companies. Total trading arranged by DMBH reached PLN 623.8 million. A major development, which should drive volume growth in the coming months, was the commencement by DMBH of trading in employee shares of Polskie Linie Lotnicze LOT S.A. (the Polish national air carrier).

Between January and June 2002 the number of securities accounts maintained by DMBH increased by 9,526 to reach 22,909 on June 30, 2002.

11. Custody services

The Bank's Custody Department in providing custody services to its customers complies with international standards set in respect to these services and forms an integral part of the global custody network of Citibank N.A. known as *Global Securities Services.*

Bank Handlowy is one of the leading banks offering custody services in Poland. It offers its services both to foreign institutional investors and to domestic financial institutions, especially investment and pension funds.

The services provided by the Custody Department include operating securities and cash accounts, settling securities transactions, handling dividend and interest payments, portfolio valuation, individual reports, execution of customer proxies, and arranges customer representation at general meetings of shareholders of listed companies. It also maintains registers of foreign securities, which also involves intermediation in the settlement of transactions for domestic customers and safekeeping of securities abroad.

The Bank is also active in its efforts to assist in the further improvement of the broadly understood Polish securities law taking part, through its representatives, in the workings of the Depository Council organised under the *aegis* of the Polish Banking Associations (Związek Banków Polskich). The strong position of the Bank in this market allows it to present own drafts of amendments to the different regulations in question as well as to help establish practices bringing the Polish market even closer to international standards. Using their resources, experience and competencies employees of the Bank work closely with the Polish SEC (Komisja Papierów Wartościowych i Giełd), the National Depository of Securities (Krajowy Depozyt Papierów Wartościowych S.A.), the WSE and the

insurance and pension fund regulator - Komisja Nadzoru Ubezpieczeń i Funduszy Emerytalnych – in introducing new systemic solutions.

In the first half of 2002 the Bank acted as depository for 5 open-ended pension funds:

- AIG OFE
- SAMPO OFE
- OFE Pocztylion
- Pekao OFE
- Zurich OFE

As well as for Pracowniczy Fundusz Emerytalny Telekomunikacji Polskiej S.A. – the employee pension fund of Poland's largest telecom operator.

In addition the Bank acts as depository for 23 investment funds managed by the following investment fund societies:

- SKARBIEC TFI SA
- BZ WBK AIB TFI SA
- SEB TFI SA
- INVESCO TFI SA
- PIONEER PEKAO TFI S.A.

12. Agency services

Under an agreement concluded with the Ministry of Finance, entrusting Bank Handlowy with servicing the foreign receivables and payables of the Polish State Treasury, in the first half of 2002 the Bank's Agency Services Department:

- handled over 400 agreements concerning loans, refinancing, debt reduction, compensatory settlements, debt-for-nature swaps and the State Treasury eurobond issues, and also operated 12 clearing, countertrade and special accounts,
- made payments on behalf of the Ministry of Finance in respect of liabilities of the State Treasury and credited the accounts of the Ministry of Finance with repayments made on the State Treasury's receivables; in the first half of 2002 the volume of transactions settled by the Bank through the Ministry of Finance accounts opened with the Regional Branch of the NBP reached PLN 13.9 billion,
- maintained in the State Debt subledger of the IBIS/AS system records of the State Treasury payables for the total amount of USD 27 billion and of receivables for the amount of ca. USD 1 billion,
- prepared statistical and management information on Poland's receivables and payables for the Ministry of Finance and the National Bank of Poland.

It is the decision of the Ministry of Finance not to prolong further the agreement with Bank Handlowy on the servicing of State's foreign receivables and payables. On May 27, 2002 another agreement was signed by the Ministry of Finance, Bank Handlowy w Warszawie SA and Bank Gospodarstwa Krajowego ("BGK") on the transfer of bank services relating to these transactions from Bank Handlowy to BGK.

The Agency Services Department commenced work relating to the transfer, as defined in the above mentioned agreement, of the agency function from Bank Handlowy to BGK in June 2002.

13. Asset management and investment funds

In 1H2002 the Bank's asset management subsidiary company, Handlowy Zarządzanie Aktywami S.A. („HanZA") experienced further dynamic growth of its business for external customers. Assets entrusted to Handlowy Zarządzanie Aktywami SA for management increased from PLN 767 million at the end of December 2001 to PLN 972 million as at June 30, 2002, which represents a 26.7% growth and an increase in market share from 2.7% to 2.9%. Of this PLN 439 million was managed for the different CitiFunds, PLN 109 million was on Discretionary Managed Accounts of individual customers, PLN 411 million on Discretionary Managed Accounts of insurance companies and other financial institutions and the remaining PLN 13 million on Discretionary Managed Accounts of other corporate customers. If advisory services offered by Handlowy Zarządzanie Aktywami are included, total assets under management and for which advisory services are offered rose over the first six months of 2000 from PLN 1.2 billion to 1.8 billion, i.e. by 46%. Especially fast growth was seen in assets entrusted by financial institutions (growth by 78%) and individual customers (growth by as much as 664%). In the case of individuals, the large number of new customers acquired and the resultant the high growth of asset volumes was the combined effect of the introduction by Handlowy Zarządzanie Aktywami of a new debt security portfolio – the optimisation portfolio – and of the closer and more effective cooperation with *CitiGold* branches in the distribution of investment products offered by HanZA.

The first half of the year was also very good for the Bank's investment fund society - Towarzystwo Funduszy Inwestycyjnych Banku Handlowego SA ("TFI BH"). Assets entrusted to TFI BH by customers continued to grow rapidly – primarily as a result of the inflow of funds from individual customers. Assets of the five investment funds managed by TFI BH rose from PLN 404 million at the end of December 2001 to PLN 439 million at the end of June 2002. This places TFI BH as the eleventh largest pension fund society and gives it a 3% market share. The fastest growth was experienced by the CitiObligacji FIO fund, the assets of which reached PLN 316 million at the end of June 2002, and which ranks among the few largest bond-based funds.

An important development in the area of asset management was the change of name of the Bank's investment funds from Kapitał Handlowy to CitiFunds, effected on March 26, 2002. This move was to underscore the links of TFI BH with Citigroup and unify the branding used for TFI BH products with names of products offered by Citibank. This move also improved brand awareness among potential customers of the Bank's funds.

On February 20, 2002 TFI BH signed an agreement with Polskie Koleje Państwowe S.A. (Polish railroads) on the establishment and management of the Fundusz Własności Pracowniczej Polskich Kolei Państwowych ("FWP PKP"; Employee Ownership Fund of Polish State Railroads). Signing of the agreement was the last stage of the tender process, in which eleven investment fund societies participated. The establishment of the FWP PKP fund is a unique undertaking on the Polish market. For the first time employees of a privatised institution may participate in the privatisation through an investment fund established especially for this purpose. FWP PKP is also unique because of its size. 15% of all proceeds from the sale of assets belonging to Polskie Koleje Państwowe, including real estate and shares in subsidiary companies, will be placed in the fund. It is estimated that ultimately assets of the fund may reach PLN 1.3 billion, making it the largest asset management project in Poland.

TFI BH also continued to be the clear leader on the Employee Pension Programme market. By the end of June 2002 23 Employee Pension Programmes in the form of an agreement with the CitiSenior SFIO open-ended investment fund (formerly Kapitał Handlowy Senior SOFI) have been registered with the Insurance and Pension Fund Supervision Commission (KNUiFE). As a result of the regular inflow of fees, assets of this fund rose in 1H2002 by over 47% and at the end of June 2002 amounted to PLN 44 million.

14. Pension funds

The bank has a 50% interest in the pension fund company PKO/Handlowy Powszechne Towarzystwo Emerytalne S.A., which manages the Bankowy open-ended pension fund ("OFE Bankowy").

In the first half of the year OFE Bankowy experienced a net outflow of customers, with their number dropping from 389.1 thousand to 385.4 thousand (which in terms of the number of customers still gave it a market share of 3.6%). By the end of June 2002 assets under management rose to PLN 784.7 million (an increase by 26.7% as compared to the end of 2001), making OFE Bankowy the fifth largest pension fund with a market share of 3.1%. In April as a result of the fund not meeting the minimum 24-month rate of return published quarterly by KNUiFE, PKO/Handlowy PTE was forced to make a cash contribution to the fund in the amount of PLN 16.4 million. The contribution resulted in a 2.28% one time increase in the value of assets under management.

In March 2002 Bank Handlowy together with the other shareholder of the PKO/Handlowy pension fund company – PKO BP S.A. made the choice of the financial advisor that is to prepare an analysis of strategic options available to both the shareholders of the fund.

15. Cooperation with international financial institutions

Despite its recent integration with Citibank structures and the close business links developed with that institution Bank Handlowy continued to maintain its strong position in trade finance cooperating with over 700 banks worldwide. The geography of these ties closely mirrors the structure and directions of Polish foreign trade. To the end of better serving its customers Bank Handlowy is capitalising on its ling-time relationships with the leading banks in the different countries, concentrating on those partners which have a strong and stable financial situation.

As at the end of June 2002 the Bank operated 207 vostro accounts in Polish zloty and three foreign currencies for foreign banks from a total of 35 countries, thereby continuing its longstanding tradition in settling foreign trade and purchases of Polish Treasury securities by foreign financial institutions. It is estimated that the size of investments made by non-residents in Polish T-bonds nearly doubled over the first half of 2002 to reach USD 30.8 billion. The Bank holds an individual foreign exchange licence from the National Bank of Poland allowing it to settle the PLN claims and liabilities of non-residents and to extend short-term credit to non-residents, which facilitates the efficient settlement of all transactions. At the end of June 2002 the Bank also had 19 nostro accounts in 11 countries which were used for making settlements on the international interbank markets and for settling customer transactions.

In the first half of the year Bank Handlowy continued its cooperation with two foreign banks in providing financing for medium-term capital projects from the assistance funds of the European Union. Two agreements have been signed separately before their merger by Bank Handlowy and Citibank (Poland) with the European Investment Bank and relate to the provision of funding for capital projects of small and medium enterprises in the areas of infrastructure, environmental protection, energy efficiency, and also investment in industry and services. Another agreement has been signed in 2001 with Kreditanstalt für Wiederaufbau concerning the opening of a EUR 25 million line of credit for the same type of projects. Funding provided on the basis of these agreements, which

has better terms than the funding available solely from local sources, is very popular among costomers of the Bank.

On February 4, 2002 the Bank concluded an agreement with the European Investment Bank („EIB") a subscription agreement, in which it took the obligation to purchase on the primary market 10-year zero coupon bonds to a total face value of PLN 300 million, which were to be issued by EIB on February 14, 2002 at an issue price of 49.53%. The Bank placed a part of this issue on the Warsaw Stock Exchange. This was the third tranche of a facility arranged in late 2001 for a combined value of PLN 3 billion, for which the Bank acted as sole arranger and underwriter.

16. Bank Handlowy share performance


PLN
Bank Handlowy share price
80
75
70
65
60
55
50
45
2001
1st half of 2002


Bank Handlowy share price
compared to WIG Index
End of 2000=100
125
115
105
95
85
75
65
55
Bank Handlowy
WIG Index
2001
1st half of 2002

Between January 1 and June 30, 2002 the share price of Bank Handlowy on the Warsaw Stock Exchange went up by 12.7% to reach PLN 72.1. In comparison the main index of the WSE – the WIG – gained only 1.9%. However, Bank Handlowy's share price growth was in line with the boom seen on all bank stocks traded on the WSE (the WIG – BANKI bank index rose 13.9% over the same period)

IV. Changes in the Bank's product range and technology

1. Product range

In May the Bank, together with Citibank Card Acceptance (CCA), introduced a service of full settlement of transactions paid for with the use of cards. As part of this service the Bank provides customers with POS terminals, gives them access to a 24-hour technical Help Desk, a 24-hour authorisation service, allows customers to view transactions in the Internet and provides them with electronic statements on a daily basis. This service is a very important supplement to the Bank's product offer aimed at retailers and companies providing services to individuals.

In the first half of 2002 the product offer of the Retail Banking Sector (Citibank) was broadened very significantly through the addition of the following new products:

- a 3-year investment deposit denominated in PLN linked to the Dow Jones Global Titans stock index,

- a 2-year investment deposit denominated in USD linked to a basket of 15 major multinational companies (Siemens, Procter&Gamble, Cisco, Exxon Mobil, IBM, Walt Disney, General Electric, Philip Morris, Morgan Stanley, Bank of America, AOL Time Warner, Pfizer, Nokia, Ford, Toyota Motor),

- a 3-year investment deposit denominated in USD or EUR linked to the Dow Jones Industrial Average stock index,

- the special edition *Citibank MasterCard FIFA 2002* credit card issued to celebrate the Korea/Japan 2002 World Football Championship, making Citibank the first institution in Poland to issue a *MasterCard* credit card,

- distribution of units of the new *DWS Top 50 Europa* investment fund offered by DWS TFI (part of the Deutschebank Group) .

In January 2002 the range of business cards offered by the Bank's Corporate and Investment Banking Sectors was extended by the addition of the *Visa Business Electron* payment card. It is addressed to corporate customers, which may give them to employees for making business-related payments and for withdrawing cash.

In June Bank Handlowy, as the first bank in Poland, issued pre-paid cards (*VISA Electron)*, which may be used by customers as a loyalty card, for making money transfers and for promotion (in the last case it is not personalised, i.e. it does not have the name of the user embossed). After the original pre-paid limit is used, it may be again replenished by the user. In addition the Card Product Management Department implemented the so called *Standard Card Payment* service, which allows customers to make payments on regularly issued invoiced or make purchases which will be charged to a card issued within the Visa, Europay or MasterCard systems, and indicated by the customer in an authorisation issued by the owner of the card.

In June the Bank, together with the mobile operator Idea Centertel, launched two new services available to customers of Idea. They allow customers using the Idea mobile network to make parking payments in Warsaw by phone, and to replenish the pre-paid POP cards through SMS. Two month earlier similar services accessible through the Internet were introduced by the Bank.

The implementation of the *CitiConnect* system was another novelty in the Bank's offer. The system facilitates payments in Internet shops on a mobile platform; now two new channels were added: WAP and SMS.

2. *IT systems*

In 1H2002 the Bank continued to roll out the *Flexcube* IT system, which is the to be the only system used to service transactions of corporate customers, throughout the Bank. In April, May and June the new system was launched in the Bank's regions of Kraków, Bydgoszcz and Poznań respectively, which until now used the IBIS/AS system. In the second half of the year the regions of Katowice and Warszawa will be moved to the new platform. *Flexcube* is a modern, state of the art on-line IT system. The functionality of the Bank's new system will significantly enhance the ability of the Bank to automate the transaction processes, and thus its operating efficiency. *Flexcube* is currenly implemented worldwide by institutions belonging to Citigroup.

In April a new version of the main treasury front-office system, *Kondor+ 2.0*, was installed. The most important new features available now include the *Credit Net* module for tracking credit limits and multicurrency bookings of securities transactions.

The risk Management Division implemented the *CAPS* application, which supports management of credit exposure to corporate customers. The application combines features of a data warehouse for the Bank's loan portfolio (a range of data from credit agreements, classification of borrowers and especially collateral) with those of a system for calculating required provisioning levels. *CAPS* also allows the Bank to automatically generate reports based on NBP requirements.

V. Major risk factors relating to the Bank's environment and operations

1. Environmental risk

1.1 The economy

The Bank's forecasts for the Polish economy project a gradual improvement from the third quarter of 2002 onwards, and a return to a 5% GDP growth in subsequent years. GDP growth should be fuelled by an increase in domestic demand and in exports. At the same time, annualised average price growth should not exceed 4%. With inflation running low, official interest rates can be expected to be cut, thereby giving additional impetus to business activity and loan demand. The stabilisation of the economy should trigger a further inflow of foreign investment, primarily direct investment. The years ahead should see the further development of investment and pension funds, which will act as a powerful stimulus to the development and stabilisation of the capital and money markets. These processes should be accompanied by rising demand for financial services.

The situation of the banking industry in Poland, and thus also the financial condition of the Bank, is integrally linked to the overall state of the national economy, and also to the conditions prevailing on local and regional markets within the country. Poland's economic situation is a function of numerous factors, such as GDP growth, inflation, wage levels, unemployment, interest rates, performance in foreign trade and the current balance, the size of the government deficit and movements in exchange rates, and also demographic conditions. Any unfavourable changes in these macroeconomic factors, particularly a protraction of the economic slowdown (which already has a direct negative affect on the financial situation of Polish corporates – the Bank's main group of customers), any rise in inflation (implying heightening investment uncertainty) or in the current account deficit, or any significantly negative movements in interest or exchange rates, or a substantial fall in foreign direct investment, could have an adverse effect on the earnings and overall financial condition of the Bank. It should also be noted in this regard that lower interest rates, in both nominal and real terms, will promote customer interest in savings vehicles that function as alternatives to bank deposits.

Macroeconomic policies and the measures taken by government institutions exert a major impact on the national economy, and also – directly or indirectly – on the Bank's financial performance. In this connection, it cannot be excluded that future political decisions could have an adverse effect on the Bank's financial situation.

1.2 Regulatory risk

Any changes in economic policies or in the legal system could have a considerable effect on the Bank's financial condition. In terms of banking sector regulation, a particularly important role is played by statute law, and also by the implementing regulations issued by the Minister of Finance, the resolutions of the NBP Management Board and the regulations issued by the President of the NBP, and by the resolutions of the Commission for Banking Supervision ("KNB").

In terms of the regulations mentioned above, those of key significance include provisions concerning minimum capital requirements for credit risk and the different types of market risk (Banking Act and resolutions of the KNB), large exposure limits (included in the Banking Act), the ceiling on equity investments, measured in relation to the capital base (the Banking Act), liquidity and credit risk standards (resolutions of the Commission for Banking Supervision), calculating and meeting reserve requirements (the Act on the NBP, and resolutions of both the Monetary Policy Council and the NBP Management Board), and specific provisioning against irregular assets (the Accounting Act and ordinances issued by the Minister of Finance), and also regulations on taxation and similar charges. The introduction of changes in regulations concerning capital adequacy of banks is expected, however the risk of these changes for the bank is expected to be low due to its high capital base.

The reforms associated with Poland's accession to the European Union that will most probably be carried out in the coming years are expected to bring about serious changes in the domestic economy that could affect the Bank's operations, financial condition, earnings and growth prospects. Poland is currently bringing its legal regulations into line with those in force in the European Union. As of October 2002, Polish citizens are to gain full access to financial services provided by EU financial institutions. This could cause a certain decrease in the interest shown in services offered by domestic banks, including Bank Handlowy.

Polish legislation contains provisions that govern capital flows and transfers to and from Poland. While these provisions do not at present restrict the possibility of transferring dividends and other income, such restrictions could be introduced in the event of major economic problems.

1.3 Taxation

Poland's tax system is subject to frequent change, many regulations have not been drawn up with sufficient precision, and clear interpretative rulings on those regulations are lacking. The interpretation of tax regulations alters frequently, and there is no uniformity in the practice of the tax authorities or in the rulings of the courts on matters of taxation. Compared to a more stable tax regime, this divergence of interpretation with respect to tax regulations generates greater risk that the operations of a Polish bank and the manner in which these are reported in tax declarations and returns could be judged to be in breach of those regulations.

One aspect of the inadequate precision that marks Polish tax regulations is that there is no provision for formal procedures constituting final verification of the accuracy with which tax liabilities have been calculated for a given period. Tax declarations and the amount of tax actually paid may be reviewed by the tax authorities for a period of five years subsequent to the event. Were the tax authorities to adopt an interpretation of tax regulations differing from that assumed by the Bank, this could have a material adverse effect on the operations of the Bank, its financial condition, earnings and growth prospects.

The taxation of certain capital gains introduced in November 2001, which in particular includes bank deposit interest, resulted in a drop in the volume of deposits in the Polish banking system. There is a risk, that the above tax may, in the medium term, lead to a permanent reduction in the household propensity to save in the form of bank deposits. Should this happen, this will have an adverse effect on the operations of the Bank and its financial performance.

1.4 Competition within the banking sector

In the Bank's opinion competition on the Polish banking market in the area of services provided to large corporate customers is already very high. It now expects competition to sharpen especially in banking services for the SME and public sectors. There will also be an increase of competition in retail

(consumer) banking, although it will be less fierce due to the maturity of this market both in terms of the number of customers and the product offer.

The Bank is of the opinion that the number of corporates making use of financing alternatives to bank loans, such as commercial paper, bonds, equity issues or lease finance will be growing. This will mean that banks will have to broaden their product offer in the area of corporate finance, supplementing it with new non-credit products.

The progressive integration of Poland with the European Union will strongly expose the Polish banking industry to competition from foreign institutions, particularly in such segments of the market as foreign exchange operations, foreign trade settlement and investment banking.

The growing level of competition within the banking sector could have an adverse effect on the Bank's operations.

2. *Operational risk*

2.1 Liquidity risk

Maturity mismatches between loans and the deposits that fund them are a typical aspect of banking activity, and these occur at the Bank as well. They could give rise to potential problems for current liquidity were there to be a buildup of large payments to customers. The management of the Bank's assets and liabilities, including the regulation and control of liquidity risk, is the responsibility of the ALCO Committee, which maps out a strategy then implemented by the Treasury Department. There is no certainty, however, that the persistence of maturity mismatches will not have an adverse effect on the Bank's financial condition in the future.

The Bank's deposit base is stable, diversified and trending upwards. In addition, the Bank has good access to interbank funding and adequate capital. The level of liquidity risk is thus low.

2.2 Foreign exchange risk

The Bank performs foreign exchange operations both on behalf of its customers and for its own account, and holds open FX positions within established limits. As a result, the Bank is exposed to exchange rate risk, and there is no certainty that future movements in exchange rates will not have an adverse effect on the Bank's financial condition. The control of foreign exchange risk is the responsibility of the Market Risk Department, which cooperates in this area with the Treasury Department. The level of foreign exchange risk is moderate, mainly due to the large scale of operations transacted, particularly in derivatives. Open FX positions do not generally exceed 10% of the capital base.

2.3 Interest rate risk

As is the case with other Polish banks, the Bank is exposed to mismatch risk regarding the repricing of its assets and the liabilities that support them. Interest rate risk can arise where it proves impossible to offset the fall in income caused by lower rates of interest on loans through a corresponding reduction in the rates of interest paid to depositors. This risk also applies to situations where a rise in deposit rates cannot be offset by a corresponding rise in lending rates. The management of interest rate risk is one of the functions of the Bank's ALCO Committee, which – among other things – determines

principles for provisioning against various financial risks being incurred and develops the Bank's pricing policies in terms of interest rate risk. There is no certainty that future interest rate movements will not have an adverse effect on the Bank's financial condition. The present level of interest rate risk is low.

2.4 Equity investment risk

The Bank takes a very conservative approach to equity investments. It monitors its equity investments portfolio on an on-going basis with the aim of avoiding situation where it acts both as shareholder and creditor. It also aims to dispose off investments which no longer have any business sense for the Bank, after it became a member of Citigroup. The Bank has recently experienced a significant fall of the value of its investments in companies operating in the construction sector, which is a result of the deep recession experienced by this sector, as well as the bearish capital market. The risk associated with equity investments is now higher than normal.

2.5 Risk elements in lending

The conduct of business involving the extension of loans and guarantees is inextricably connected with the risk of payment delinquency (in terms of both loan principal and interest), and also with the risk that the asset represented by an outstanding loan or funded guarantee will prove impossible to recover. The Bank monitors its risk assets on an ongoing basis, classifies them in accordance with the relevant regulations laid down by the Ministry of Finance, and establishes all the requisite specific provisions against loans classified irregular. The Bank's Management Board is of the opinion that the current level of provisions is adequate. Nevertheless, given the possibility of changes in the external environment, such as a deterioration in the overall economy or the emergence of other factors that could have a negative impact on the financial situation of the Bank's customers, there is no certainty that in the future the need to provision adequately against the existing asset portfolio will not have an adverse effect on the Bank's financial condition, or that the provisions and collateral in place will prove sufficient to absorb the losses possibly arising on lending activity. The present level of credit risk is moderate.

2.6 Operating risk

The units of the Commercial and Investment Banking Sector are currently going through a process of integration of their IT systems. There is a risk that problems may arise. Any delay in this process may mean that the Bank will have to bear additional costs. In addition it may have a negative effect on the Bank's relationship with its customers, and a s a result a possible drop in revenues.

Data processing for the Retail Banking Sector is done in the data centre located in Singapore. This allows the Bank to achieve cost efficiencies, gives it easy access to technical support and allows it to adopt the most modern solutions developed by that centre. However, this increases the risk associated with the transmission of data over large distances, the potential exposure of the Bank to natural disasters and to political and economic risk associated with the region of South-East Asia.

The present level of operating risk is heightened.

2.7 Legal risk

The Bank is a subsidiary undertaking of Citibank N.A., which belongs to the Citigroup group of companies. In order for the Bank's majority shareholder to be able to control the risk inherent in its

operations properly, on a global scale, and also to maintain compliance with the American regulations which it is governed by, the Bank must ensure the compliance of its own regulations and activity with the standards set by Citibank and with the relevant regulations applicable to Citibank and Citigroup. The Bank uses IT systems developed and used by other members of Citigroup. One issue in particular is that the technical support centre for retail banking is located in Singapore. Certain operational questions that arise in the context of relations with strategic investors and the outsourcing of data processing are not always addressed with sufficient clarity in Polish law. This gives rise to legal risk, which the Bank mitigates by conducting detailed legal analyses.

2.8 Contributions to the Bank Guarantee Fund

Pursuant to the Act on the Bank Guarantee Fund, the Bank is included in a mandatory deposit protection scheme for personal deposits. Banks included in this scheme are required to make specified payments to the Fund.

Due to the generally worsening situation within the banking sector, or the failure or financial distress of one of the participating institutions, it might prove necessary for the Bank and other participants in the Bank Guarantee Fund to make large payments to the Fund, in proportion to the sums held within the individual deposit protection funds established at given institutions. This could have negative repercussions for the Bank's earnings.

VI. Prospects for business development. The Bank's strategy for the years 2002-2004

On May 28, 2002 the Bank's Board of Management approved the Bank's strategy for the years 2002-2004, which subsequently was accepted by the Supervisory Board on June 11, 2002. This document sets the Bank's mission, objectives and values to be realised and followed in the next few years.

1. General development objectives

The Bank's objective is to systematically increase shareholder value by ensuring an appropriate return on equity and maximising the value of the institution and its business relationships. Thanks to the merger of Bank Handlowy w Warszawie SA and Citibank (Poland) SA, the coming years offer an opportunity to achieve substantial economies in the Bank's operations, particularly in the areas of corporate banking, technology and operations. At the same time, the Bank's involvement in Citigroup, the largest financial institution internationally, will allow the Bank to compete effectively in all market segments and to gain new groups of customers.

Following the merger with CPSA, the Bank has customers in all segments of the market. The Bank's intention is to preserve the customer base "inherited" through the merger and to be active in seeking new customers. The Bank's size, know-how and technology give it a competitive edge in all parts of the banking market.

In the medium term, the Bank will be striving for a market share in double figures, as measured by its share in the net income from banking activity generated by the whole banking industry. In 2001, this share stood at 8%. This increase in market share is to be attained by maintaining the Bank's leading position in servicing international corporations and large domestic companies, and also in Treasury operations, by strengthening its position in servicing financial institutions and government, by developing services for small and medium enterprises, by securing a dominant position among the highest income personal customers (private banking), by gaining a strong position among medium-to-

high income customers, and by putting in place loan facilities for customers with below-average incomes (consumer finance).

2. Services to corporate and other institutional customers

The Bank is one of the leaders in corporate banking. It is the bank of first choice for international corporations operating in Poland and for the very largest Polish companies. It is also the preferred partner for large domestic firms and financial institutions. Moreover, it is the foremost institution in handling money market and foreign exchange transactions. The Bank's goal is to retain its present market share in these areas and to achieve a double-digit share of the remaining segments of the corporate and institutional market within a time frame of three years.

The Bank's potential customer base in the area of corporate banking includes all companies operating in Poland (except those belonging to sectors lying outside the Bank's target market due to the policy of Citigroup or included on restrictive lists as a result of sanctions imposed either by the US government or international organisations), however active acquisition will be undertaken only in the case of customers with annual sales exceeding USD 100 thousand. Due to the current difficult macroeconomic situation and the high share of irregular loans in the banking sector's loan portfolio, the bank will conduct a very cautious credit policy. Nevertheless loans will remain the key product group sustaining the Bank's relationships with customers, although a majority of revenues will be generated from cash management, trade finance and treasury products. The specific solutions and innovations present in these product groups will be the key factors behind the Bank's competitive advantage, especially in relations with the most demanding international customers, leading local corporations and financial institutions. The Bank will also aim to utilise to a greater extent the potential for sale of these products in the SME segment.

In developing relationships with the largest customers, the Bank has the powerful advantage of being part of Citigroup. The Bank will be able to accommodate the financial needs of these customers by offering unique services that blend its own knowledge of the domestic business environment with the international experience and global reach of Citigroup.

The Bank will also continue to actively market its services to the small business sector (companies with annual revenues below USD 1 million). These customers will be serviced through the consumer and corporate banking branch networks and via remote delivery channels.

Investment banking services are to be made available through close cooperation between Bank Handlowy and Citigroup Investment Banking (currently "SSSB"). This will allow the performance of large-scale international transactions to be combined with services to smaller domestic companies.

3. Consumer banking (Citibank)

The Bank is a medium-sized player in consumer banking, yet with a particularly strong position in credit cards and in servicing high net worth individuals (private banking). The retail banking market is considered to possess high growth potential. Over the next three years, the Bank plans to double its market share here. The Bank's target aim is to capture a double-digit share of the market. In retail, the Bank is operating under the Citibank brand.

In consumer banking Bank Handlowy will concentrate its efforts on the acquisition of customers with above-average incomes (over PLN 1,500 monthly), living in cities with over 100,000 inhabitants. The Bank's product offer has been tailored to suit the expectations/requirements of this customer profile.

The Bank's goal is to further strengthen its position among the highest income customers. Its *CitiGold* product line, in addition to traditional deposit and loan products, will include comprehensive asset management and financial consultancy services that also encompass individual Treasury products,

standardised and customised asset management strategies, term investment vehicles, brokerage services, and both personal and investment-linked insurance.

Other individual customers (outside the *CitiGold* line) will be offered the *CitiKonto* interest-bearing current account as the basic product. Internet banking will remain to be available free of charge. The Bank will also be developing sales of units in investment funds and brokerage services based on an "Investor Package". The product range will be expanded in 2002 to include sales of insurance products.

Apart from savings products the Bank will place special emphasis on the sale of credit cards. The Bank will be seeking to maintain its dominant position in this market. New types of card will be made available and affinity programmes introduced. Jointly with *CitiFinancial* a new programme of instalment loans and cash advances will be launched in 2002 for personal customers with monthly income lower than PLN 1,000.

4. Distribution network

The Bank's distribution network is not only adequate to handle the current business volumes, but also has excess capacity, which will allow it to grow the scale of operations in the future. In all, the Bank has a network of 166 branches and service points countrywide, an extensive staff of corporate relationship managers and a network of retail direct sales agents, coupled with remote delivery channels such as Internet banking, direct banking, call centres, automatic response telephone services (IVR) and multipurpose ATMs.

Retail customers of Citibank have access to 95 branches in attractive locations in Poland's largest cities and 11 *CitiGold* branches. In a number of locations the existing branches of Citibank will be adapted to distribute a broader range of products and service small business customers. Facilities for personal customers will also be in place at selected corporate banking offices. The corporate banking function will based on 30 branches and 30 sub-branches. Small businesses will be serviced at all Citibank and corporate banking branches. In the case of corporate and *CitiGold* customers, the mainstay of the distribution network will be relationship managers.

Internet access to Citibank will continue to be upgraded. At the beginning of 2002 *Citibank Online* was implemented. Expansion of this system's functionality is planned for the second half of 2002. Citibank consistently places great emphasis on the development of Internet banking, aiming to establish it as the main distribution channel for customers. In the longer time frame, Internet access will also be provided to brokerage accounts operated under the "Investor Package". Corporates and institutional customers will be able to use the *CitiDirect* electronic banking platform. The Bank's goal over the next two years is for electronic transactions to account for 90% of all transactions within this group of customers.

High functionality and high quality parameters are to be ensured for call centre access. For personal customers and small businesses, these services will be integrated at one call centre, with a single access number. This centre will handle personal *CitiKonto* customers, small businesses, *CitiConnect*, and the brokerage services of DM BH, and will provide a general helpline. Telephone services to large and medium companies and institutional customers will remain partly decentralised, at the level of branches and sub-branch offices.

5. Synergies

Wide-ranging experience and diverse operations provide Bank Handlowy with strong competitive leverage and allow it to offer customers comprehensive solutions by taking advantage of the opportunities afforded by synergies between corporate and retail banking, between banking services and asset management, and between banking products and insurance.

In the current year the Bank will place strong emphasis on providing a package of deposit and loan products to the staff of its largest corporate customers. A typical package of this kind will include personal current accounts (*CitiKonto*) together with payroll support facilities, credit cards, mortgage loans and cash advances. In addition to pricing incentives, in justified cases the Bank will be prepared to install an ATM on site at the company or open an office there.

The Bank is also marketing corporate products to its retail customers. This especially applies to *CitiGold* customers, who are offered specialist Treasury products, brokerage services and asset management facilities. All Citibank customers have access to investment products, in particular including units in *CitiFundusze* investment (formerly TFI Kapital Handlowy funds) and investment deposits (linked to major stock indices). In the framework of collaboration between the Treasury Department and the Handlowy Zarzadzanie Aktywami asset management company, there are plans to launch an investment fund for retail customers focussing on units in investment funds of corporate debt securities.

Completing the process of merging Bank Handlowy w Warszawie SA and Citibank (Poland) SA will make it possible to obtain a number of synergies at the level of support and service functions. This in particular refers to such areas as financial control, strategy, legal support, public relations and human resource management. This process is to be completed by the end of 2002.

Signatures of all Management Board Members

23.09.2002	Cezary Stypułkowski	President	
Date	Name	Position	Signature
23.09.2002	Shirish Apte	Vice President	
Date	Name	Position	Signature
23.09.2002	Wiesław Kalinowski	Vice President	
Date	Name	Position	Signature
23.09.2002	Philip King	Vice President	
Date	Name	Position	Signature
23.09.2002	Witold Walkowiak	Vice President	
Date	Name	Position	Signature

Handlowy w Warszawie SA, and BankAmerica International Investment Corporation based in Chicago. The assignment agreement concerns the sale of receivables due to the commercial paper issued by Hortex Holding S.A.

Legal basis: PPO par.81 section 1 item 2

September 30, 2002

No 34/2002 Information on declaration of the Bank's Management Board concerning presentation of the financial data contained in the periodically published reports

The Management Board of Bank Handlowy w Warszawie SA hereby declares that the financial data contained in the periodically published reports are sound, fair and true and have been prepared and presented in accordance with the requirements of the respective laws and regulations. Bank Handlowy w Warszawie SA has not used any "creative accounting" measures to artificially improve its financial image. The Supervisory Board authorized the Audit Committee to assess soundness of the Bank's financial reports and to present opinions on this matter at the Supervisory Board meetings.

Legal Basis: Resolution no. 586 of the Securities and Exchange Commission of August 13, 2002 on presentation by listed companies of financial data contained in the periodically published reports.

Kind regards,

Krzysztof Litwinek
Public Relations Office
General Secretariat

Consolidated Financial Statements of Bank Handlowy w Warszawie SA as of 30 June 2002

The Auditor's Report

Report on Operations of the Capital Group of Bank Handlowy w Warszawie SA for the six months ended June 30, 2002

This is a working translation from the original Polish version

Warsaw, October 2002

CONTENTS

The Auditor's Report

Consolidated Financial Statements of Bank Handlowy w Warszawie SA as of 30 June 2002

SECURITIES AND EXCHANGE COMMISSION

SAB-PS 2002 Semi-annual Consolidated Report

(pursuant to §57 para. 2, of the Resolution of the Council of Ministers of October 16, 2001, as published in Official Journal No. 139/2001, item 1569 and from 2002 No. 31, item 280)

(for banks)

For 6 months from 1 January 2002 to 30 June 2002

and for six months of previous reporting period from 1 January 2001 to 30 June 2001 — 31 October 2002 (delivery date)

Bank Handlowy w Warszawie Spółka Akcyjna
(full name of issuer)

Bank Handlowy w Warszawie SA (abbreviated name of issuer)

Banks (sector according to WSE classification)

00-923 (postal code)

Warszawa (town)

Senatorska (street)

16 (number)

022-657-72-00 (telephone no)

022-657-75-80 (fax)

listybh@citicorp.com (e-mail)

526-030-02-91 (TIN)

000013037 (REGON)

www.handlowy.com.pl (www)

KPMG Polska Audyt Sp. z o.o.
(Auditors)

This Semi-annual Consolidated Report includes:

- ☑ Auditors Report on the review of the semi-annual consolidated financial statements
- ☐ Auditors Report on the audit of the semi-annual consolidated financial statements (pursuant to § 62 par. 6 point 2 of the above mentioned regulation)
- ☑ Consolidated Financial Statements
  - ☑ Introduction
  - ☑ Consolidated Balance Sheet
  - ☑ Consolidated Profit and Loss Account
  - ☑ Movements in Consolidated Equity
  - ☑ Consolidated Cash Flow Statement
  - ☑ Notes to the Financial Statements and Additional Notes to the Financial Statements
- ☑ Report of the Management Board (on the activity of the Group)

SELECTED FINANCIAL DATA	PLN thousand		EUR thousand	
	6 months of 2002	6 months of 2001	6 months of 2002	6 months of 2001
I. Interest income	945,170	1,358,586	255,272	379,430
II. Fee income	274,848	247,269	74,231	69,058
III. Net income from banking activity	1,040,057	945,322	280,899	264,012
IV. Net operating income	226,337	184,648	61,129	51,569
V. Gross profit (loss)	226,337	185,151	61,129	51,709
VI. Net profit (loss)	142,212	148,199	38,409	41,389
VII. Net cash flow from operating activity	(440,050)	817,502	(109,763)	241,986
VIII. Net cash flow from investing activity	509,142	(66,560)	126,997	(19,702)
IX. Net cash flow from financial activity	(961,430)	(472,330)	(239,812)	(139,813)
X. Total net cash flow	(892,338)	278,612	(222,578)	82,471
XI. Total assets	32,377,126	31,403,520	8,075,909	9,295,658
XII. Due to central bank	172,245	558,559	42,964	165.337
XIII. Due to financial institutions	3,975,554	5,232,452	991,633	1,548,842
XIV. Due to non-financial customers and budget	16,994,506	15,503,572	4,238,983	4,589,164
XV. Equity	5,874,778	5,818,281	1,465,361	1,722,251
XVI. Authorised capital	500,902	430,308	124,941	127,374
XVII. Number of outstanding shares and Special Participating Convertible Bonds (in items)	130,659,600	130,659,600	130,659,600	130,659,600
XVIII. Book value (excluding Special Participating Convertible Bonds) per ordinary share, zloty/euro	46.74	53.23	11.66	15.76
XIX. Diluted book value per share, zloty/euro	44.96	44.53	11.21	13.18
XX. Solvency ratio (in %)	18.70	20.19	18.70	20.19
XXI. Earnings (loss) per ordinary share , zloty/euro	1.26	1.35	0.34	0.36
XXII. Diluted earnings (loss) per ordinary share, zloty/euro	1.20	1.11	0.32	0.30
XXIII. Declared/paid dividend per ordinary share, zloty/euro	1.25	1.00	0.31	0.30

INTRODUCTION

1. Principal information on the activities of the Bank Handlowy w Warszawie SA Group ("Group")

1.1. Activities of Bank Handlowy w Warszawie SA - parent entity ("Bank")

Bank Handlowy w Warszawie SA, with the registered office in Warsaw at ul. Chalubinskiego 8, 00-613 Warszawa, was founded on the strength of a Notarial Deed of April 13, 1870. The Bank is registered at the District Court for Warsaw - Commercial Department XIX of the National Court Registry (KRS), entered under the registry number: 000 000 1538.

Under the Polish Classification of Economic Activity (PKD), the principal business of the Bank is "other banking activity." According to the classification followed by the regulated market Warsaw Stock Exchange, the business of the Bank is "finance – banks."

The Bank operates on the basis of applicable regulations and its Articles of Association.

The business of the Bank is the performance of domestic and foreign banking operations and all other activity related to banking operations as permitted by law.

Pursuant to the Bank's Articles of Association, the Bank performs the following banking operations:

- opening and handling bank accounts in Poland and abroad,
- taking saving deposits, including term deposits,
- performing cash settlements in all forms accepted in domestic and international banking relations,
- extending loans and cash advances in Poland and abroad,
- conducting operations which involve cheques and bills of exchange,
- taking long-term monetary deposits.
- extending bank guarantees and endorsements,
- performing FX operations,
- issuing bank securities,
- performing operations commissioned by customers and relating to the issue of securities,
- safekeeping valuables and securities, and providing safe deposit facilities,
- issuing payment cards and performing operations which involve the use thereof,
- purchasing and disposing of debts,
- conducting forward financial transactions,
- performing banking operations commissioned by other banks.

The Bank may also:

- take up or purchase shares and rights attaching to shares in banks, and shares in undertakings servicing the Bank,
- service government borrowing,
- provide custody services, including as a custodian bank for pension and investment funds,
- organise and service financial lease projects,

- render factoring services,
- trade in securities on its own account and act as an agency in securities trading,
- render brokerage services and operate security deposit accounts at the Bank's own brokerage house,
- render financial consulting and advisory services ,
- undertake commitments relating to the issue of securities,
- take up or acquire equity interest and rights attaching to equities in non-banking undertakings, and also participation units,
- perform the function of a representative bank within the meaning of the Bonds Act,
- acquire and dispose of real property and debt secured by mortgages,
- perform settlements for trading in securities, property rights and derivative financial instruments,
- exchange debt for assets belonging to the debtor, on terms agreed on with such a debtor,
- purchase and sell derivative financial instruments at the Bank's own account and act as an agency in trading therein,
- render financial services consisting in acquisition activities, within the meaning of the Pension Funds Organisation and Operation Act,
- co-operate with domestic and foreign banks and other institutions, within the business line of the Bank,
- accept orders to purchase, sell or subscribe for participation units and investment certificates of investment funds,
- render insurance agency services.

For the purpose of conducting its business, the Bank has the right to hold foreign exchange and trade therein

1.2. Activities of entities constituting the Group

Principal segments of activities undertaken by subsidiary and associated entities include:

- banking activity,
- brokerage activity,
- providing financial, leasing and factoring services,
- investment activity,
- insurance activity,
- industrial production of various final products (for resale).

2. Life of the Bank and entities constituting the Group

The Group does not include entities with defined business life.

3. Financial data presentation periods

The Bank's semi-annual consolidated accounts are compiled for the period from 1 January 2002 to 30 June 2002. Comparable balance sheet, off-balance sheet data and changes in equity are presented for the period from 1 January 2001 to 31 December 2001 and for the period from 1 January 2001 to 30 June 2001. Comparable profit and loss data are presented for the period from 1 January 2001 to 30 June 2001. The Bank's financial data for 2001 and 2002 represent the conditions preceding the Bank's merger in 2001 with

Citibank (Poland) SA ("CPSA") and transfer of the Bank's organisational unit V Oddzial w Warszawie – Centrum Operacji Kapitalowych ("COK BH") into the subsidiary undertaking Citibrokerage SA with the registered office in Warsaw ("Citibrokerage") (see par. 5 and 6).

4. Management Board and Supervisory Board

As of 30 June 2002 the Management Board consisted of the following members:

Cezary Stypułkowski	President
Shirish Apte	Vice-president
Wiesław Kalinowski	Vice-president
Philip Vincent King	Vice-president
Witold Walkowiak	Vice-president

The following changes in the Management Board occurred in the first half of 2002:
- on 25 June2002 Edward Brendan Ward resigned from the function of vice-president.

As of 30 June 2002 the Supervisory Board consisted of the following members:

Stanisław Sołtysiński	President
Jean Paul Votron	Vice-president
Krzysztof Barcikowski	Member
Göran Collert	Member
Andrzej Gdula	Member
Mirosław Gryszka	Member
Allan Hirst	Member
Edward Kuczera	Member
Krzysztof Opawski	Member
David J. Smith	Member
Carlos Urrutia	Member
Edward Walsh	Member

In the first half of 2002, following the resolutions of the Ordinary General Meeting of Shareholders dated 27 June2002, the following changes in the Supervisory Board took place:

- persons recalled from the Supervisory Board: Krzysztof Grabowski, Ryszard Wierzba, Ryszard Pessel, Heinrich Focke
- persons appointed to the Supervisory Board: Edward Kuczera, Krzysztof Barcikowski, Andrzej Gdula, David Smith

5. Internal organisational units of the Bank and entities constituting the Group

The Bank's semi-annual consolidated financial statement for 2002 and comparable financial data for 2001 contain the financial data from all organisational units of the Bank and entities constituting the Group through which their operations are performed. None of the units prepare separate financial statements.

In 2001 changes occurred in the make-up of the organisational units through which the Bank performs its operations.

The London Branch of the Bank closed its operations as at 31 December 2001. The Bank's Supervisory Board passed a resolution on the closure of the London Branch on 15 December 2000. The London Branch of the Bank was crossed out of the Corporate Registry at the National Court Registry on 14 January 2002, by the District Court for Warsaw – Commercial Department XIX of the National Court Registry.

On 1 April 2001, the organisationally separated unit of the Bank operating as COK BH was transferred to the subsidiary undertaking Citibrokerage SA.

The transfer to Citibrokerage of the COK BH brokerage house, constituting a separate organisational unit of the Bank, was performed in order to provide consideration for equity in the increased authorised capital of Citibrokerage, issued under the 7 March 2001 Resolution of the General Meeting of Citibrokerage Shareholders concerning an increase in authorised capital by the issue of 37,300 series B registered shares, each with a par value of PLN 1,500, with the combined par value at PLN 55,950,000. The Bank owns all shares. As at 1 April 2001, the book value of all the assets of the COK BH brokerage house, constituting a non-cash consideration for equity in Citibrokerage, as entered in the Bank's books of account, amounted to PLN 231,099 thousand. The net assets value of the COK BH brokerage house, constituting the non-cash consideration for equity, as computed at 31 January 2001, and subsequently revised at 1 April 2001, amounted to PLN 55,950,000.

As of the day of transfer of COK BH to Citibrokerage, the existing name of the Citibrokerage SA undertaking was changed into "Dom Maklerski Banku Handlowego SA" ("Dom BH"). The accounts of Dom Maklerski Banku Handlowego SA, as at 31 December 2001, will be incorporated into the Bank's consolidated accounts according to the full consolidation method.

6. Merger of the Bank with Citibank (Poland) SA („CPSA")

The semi-annual financial statements of the Bank for 2002 and comparatives for 2001 recognise the situation after the merger which took place on 28 February 2001, pursuant to the Resolution of the Extraordinary General Meeting of Bank Shareholders of 3 November 2000. The purchase was settled under an acquisition method involving the transfer of all CPSA assets onto the Bank in return for the shares which the Bank allocated to CPSA shareholders (see: Additional Notes, par. 35).

7. Going concern

The consolidated financial statements for the first half of 2002 are complied under the assumption of the continued operations of the Bank and entities constituting the Group in the foreseeable future with no circumstances directly indicating any threat to such continued operations. Among entities constituting the Group and not treated as durable equity investments Budowa Centrum Plac Teatralny Sp. z o.o., and PPH Spomasz Sp. z o.o. are in liquidation, other entities are intended for sale (see par. 9).
Among other subordinated entities of the Bank there is a threat to continued operation of Pia Piasecki S.A. („Pia Piasecki") and Mostostal Zabrze Holding S.A. („Mostostal Zabrze") which are associated undertakings of the Bank.
According to the position of Pia Piasecki auditor presented in its financial statements for the first half of 2002 there is a threat to continued operation of the entity due to its financial performance. In opinion of the company's Management Board the threat to continued operation may result from a potential failure of conciliatory (debt restructuring) procedure.
According to the position of the Management Board of Mostostal Zabrze presented in the company's semi-annual report for 2002 there are factors that may constitute a threat to continued operation of the entity. These doubts may result from the partial failure of the process of financial restructuring.

3. Organisational structure of the Group


Bank Handlowy w Warszawie SA
Handlowy Inwestycje II Sp. z o.o. 100,00%
Towarzystwo Funduszy Inwestycyjnych BH S.A. 100,00%
PPH Spomasz Sp. z o.o. (in liquidation) 100,00%
Handlowy Zarządzanie Aktywami S.A. 100,00%
0,01%
Handlowy Inwestycje Sp. z o.o. 100,00%
Handlowy Investments S.A. 100,00%
9,18%
18,46%
25,00%
Handlowy Leasing S.A. 100,00%
99,99%
36,64%
Polimex - Cekop SA 36,93%
ZO Bytom S.A. 27,64%
Dom Maklerski Banku Handlowego w Warszawie SA 100,00%
Citileasing Sp. z o.o. 100,00%
Bytom Collection Sp z o.o. 100,00%
Handlowy Heller S.A. 50,00%
25,00%
80,97%
19,03%
Handlowy Investments II S.a.r.l. 100,00%
NIF Fund Holdings PCC Ltd. 22,68%
Bank Rozwoju Cukrownictwa S.A. 97,44%
Budowa Centrum Plac Teatralny Sp. z o.o. (in liquidation) 61,25%
Polskie Pracownicze Towarzystwo Emerytalne Diament S.A. 79,27%
PKO/Handlowy PTE S.A. 50,00%
0,81%
KP Konsorcjum Sp. z o.o. 49,99%
36,52%
Creditreform PL Sp. z o.o. 49,03%
Hortex Holding S.A. 31,09%
Mostostal Zabrze Holding S.A 34,44
Pia Piasecki S.A. 42,00%
5,48%
IPC JV Sp. z o.o. 31,00%
Elektromontaż Poznań S.A. 25,30%
0,03%

9. The Group (subsidiary undertakings) and other subordinated undertakings

9.1 Subsidiary undertakings constituting the Group

9.1.1 Fully consolidated subsidiary undertakings

Name of undertaking	Location	Principal activity	Registration	Book value of investment (PLN' 000)	Holding of share capital (%)	Voting power at the General Meeting (%)
Dom Maklerski Banku Handlowego SA	Warsaw	Brokerage activity	District Court for Warsaw - Commercial Department XIX of the National Court Registry (KRS) Registry number: KRS 0000002963	-	100.00	100.00

Purchase value of shares in the entity amounting to PLN 70.950 thousand is eliminated against its own equity.
In the annual financial statements of the Bank for 2001 and in semi-annual consolidated financial statements for 2001 the entity was fully consolidated.

9.1.2 Subsidiary undertakings constituting the Group accounted for under the equity method

Name of undertaking	Location	Principal activity	Registration	Book value of investment (PLN' 000)	Holding of share capital (%)	Voting power at the General Meeting (%)
Handlowy Inwestycje Sp. z o.o.*	Warsaw	Investment activity	District Court for Warsaw - Commercial Department XIX of the National Court Registry (KRS) Registry number: KRS 0000038928	30,648	100.00	100.00
Handlowy Inwestycje II Sp. z o.o.*	Warsaw	Investment activity	District Court for Warsaw - Commercial Department XIX of the National Court Registry (KRS) Registry number: KRS 0000033180	18,537	100.00	100.00
Handlowy Investments S.A.*	Luxembourg	Investment activity	District Court for Luxembourg, Commercial Register Section: B, Nr 57746	4,590	100.00	100.00
Handlowy Investments II S.a.r.l.*	Luxembourg	Investment activity	District Court for Luxembourg, Commercial Register Section: B, Nr 61343	19,817	100.00	100.00
Citileasing Sp. z o.o.**	Warsaw	Leasing	District Court for Warsaw - Commercial Department XIX of the National Court Registry (KRS) Registry number: KRS 0000057370	140,429	100.00	100.00
Handlowy Leasing S.A.**	Warsaw	Leasing	District Court for Warsaw - Commercial Department XX of the National Court Registry (KRS) Registry number: KRS 0000031640	168	100.00	100.00

* In the annual consolidated financial statements of the Bank for 2001 and in the consolidated semi-annual financial statements of the Bank for 2001 the entities were accounted for under the equity method.

** In the annual consolidated financial statements of the Bank for 2001 and in the consolidated semi-annual financial statements of the Bank for 2001 the entities were accounted at cost adjusted for permanent diminution in value.

9.1.2.1 Justification of exclusion from the consolidation

Entities constituting the Group listed in par. 9.1.2 have been excluded from full consolidation in accordance with art. 58, par.1 of the Accounting Act dated 29 September 1994 (Official Journal No. 121, position 591, with subsequent amendments). Financial data of the entities are minor when comparing to the financial data of the Bank as parent entity and immaterial from the point of view of true and fair presentation of the Group's financial performance.

Financial data for entities excluded from consolidation are presented in the table below:

Name of undertaking	Total assets and liabilities	Interest income or net income on sale and financial operations	Own equity, including:						Fixed assets	Average employment in the first half of 2002
				Share capital	Reserve capital	Other equity reserves, including:				
							Unremitted profit for previous years	Net result		
	PLN thousand	PLN thousand	PLN thousand	PLN thousand	PLN thousand	PLN thousand	PLN thousand	PLN thousand	PLN thousand	in FTEs
Citileasing Sp. z o.o.	326,792	39,184	140,429	120,000	9,028	11,401	14,684	(3,283)	257,701	12
Handlowy Leasing S.A.	716,695	92,032	168	3,125	239	(3,196)	(3,196)	-	639,688	42
Handlowy Inwestycje Sp. z o.o.	68,489	9,872	26,817	4	35,066	(8,253)	(9,827)	(2,348)	10,636	-
Handlowy Inwestycje II Sp. z o.o.	18,860	2,572	18,537	4	25,080	(6,547)	(7,789)	1,242	894	-
Handlowy Investments S.A.	174,761	13,828	(11,732)	37,855	-	(49,587)	(53,116)	2,796	150,693	-
Handlowy Investments II S.a.r.l.	44,256	1,736	9,919	52,227	-	(42,308)	(42,337)	29	22,040	-

9.1.3 Subsidiaries constituting the Group excluded from the full consolidation and not accounted for under the equity method

Name of undertaking	Location	Principal activity	Registration	Book value of investment (PLN' 000)	Holding of share capital (%)	Voting power at the General Meeting (%)
Handlowy Zarządzanie Aktywami S.A. [1]	Warsaw	Brokerage activity	District Court for Warsaw - Commercial Department XIX of the National Court Registry (KRS) Registry number: KRS 0000034423	4,349	100.00	100.00
Polskie Pracownicze Towarzystwo Emerytalne DIAMENT S.A. [1]	Warsaw	Insurance	District Court for Warsaw - Commercial Department XX of the National Court Registry (KRS) Registry number: KRS 0000081054	1,212	79.27	79.27
Towarzystwo Funduszy Inwestycyjnych BH S.A. [1]	Warsaw	Investment activity	District Court for Warsaw - Commercial Department XIX of the National Court Registry (KRS) Registry number: KRS 0000002717	10,330	100.00	100.00
Bank Rozwoju Cukrownictwa S.A. [2]	Poznań	Banking	District Court for Ponnań - Commercial Department XXI of the National Court Registry (KRS) Registry number: KRS 0000007876	25,661	97.44	88.16
Budowa Centrum Plac Teatralny Sp. z o.o. [2]	Warsaw	Construction	District Court for Warsaw - Commercial Department XVI Registry number: RHB 42086	15,524	61.25	61.25
PPH Spomasz Sp. z o.o. [2]	Warsaw	Production of equipment for trade	District Court for Warsaw - Commercial Department XIX of the National Court Registry (KRS) Registry number: KRS 3035	13,502	100.00	100.00
Bytom Collection Sp. z o.o. [2]	Radzionków	Clothing	District Court for Gliwice, Commercial Department X of the National Court Registry (KRS) Registry number: KRS 0000098066	0	100.00	100.00

In the annual consolidated financial statements of the Bank for 2001 and in the consolidated semi-annual financial statements of the Bank for 2001 the entities were not consolidated and were accounted at cost adjusted for permanent diminution in value. Bytom Collection Sp. z o.o. was purchased in the first half of 2002 (see par. 9.1.4)

9.1.3.1 Justification of exclusion from the consolidation or equity accounting

[1] The above mentioned financial subsidiary entities have been excluded from full consolidation and equity accounting in accordance with art. 58, par.1 of the Accounting Act dated 29 September 1994 (Official Journal No. 121, position 591, with subsequent amendments). Financial data of the entities are minor when comparing to the financial data of the Bank as parent entity and immaterial from the point of view of true and fair presentation of the Group's financial performance. The entities were accounted at cost adjusted for permanent diminution in value.

[2] The above mentioned non-financial subsidiary entities have been excluded from full consolidation and equity accounting in accordance with art. 57, par.1 of the Accounting Act dated 29 September 1994 (Official Journal No. 121, position 591, with subsequent amendments). The entities are intended for sale or liquidation. The entities were accounted at cost adjusted for permanent diminution in value.

Financial data for the entities are presented in the table below:

Name of undertaking	Total assets and liabilities	Interest income or net income on sale and financial operations	Own equity, including:						Fixed assets	Average employment in the first half of 2002
				Share capital	Reserve capital	Other equity reserves, including:				
							Unremitted profit for previous years	Net result		
	PLN thousand	PLN thousand	PLN thousand	PLN thousand	PLN thousand	PLN thousand	PLN thousand	PLN thousand	PLN thousand	in FTEs
Handlowy Zarządzanie Aktywami S.A.	4,425	1,944	4,276	5,000	5	(729)	(892)	163	240	13
Polskie Pracownicze Towarzystwo Emerytalne DIAMENT S.A.	1,906	3	1,062	100	1,668	(706)	-	(706)	1,497	10
Towarzystwo Funduszy Inwestycyjnych BH S.A.	10,057	4,119	9,541	13,000	29,000	(32,459)	(32,879)	420	427	19
Bank Rozwoju Cukrownictwa S.A.	46,119	3,863	34,734	25,064	1,678	7,992	254	3,813	11,047	68
Budowa Centrum Plac Teatralny Sp. z o.o.	In liquidation									
PPH Spomasz Sp. z o.o.	In liquidation									
Bytom Collection Sp. z o.o.	6,690	4,562	1,500	3,004	11	(1,515)	(1,279)	(236)	5,758	bd

9.1.4 Changes in the structure of the Group

In the first half of 2002 the structure of the Group changed due to the following events:

- purchase of additional shares in Bank Rozwoju Cukrownictwa S.A. As a result of the transaction the Bank's share equalls to 97.44% in the equity and 88.16% in the voting rights at the GMS of the entity. The purchase of shares of the entity is related purely to its resale or liquidation,
- purchase of shares in Bytom Collection Sp. z o.o. located in Radzinków as a restructuring of its debt. As a result of the transaction the Bank owns 100% of the equity and similar share in the voting rights at the GMS of the entity. The purchase of shares of the entity is related purely to its resale or liquidation,
- sale of all shares in Cuprum Bank S.A., which represented 55.26 % of its equity and 50.20 % of the voting rights at the GMS of the entity,
- sale of all shares in Tower Service Sp. z o.o., which represented 50.30 % of its equity and similar share in the voting rights at the GMS of the entity,
- sale of all shares in Bank Handlowy International S.A. located in Luxembourg, which represented 73.12 % of its equity and similar share in the voting rights at the GMS of the entity.

9.2 Other subordinated undertakings (joint ventures and associated undertakings)

9.2.1 Joint ventures and associated undertakings accounted for under the equity method

Name of undertaking	Location	Principal activity	Registration	Book value of investment (PLN' 000)	Holding of share capital (%)	Voting power at the General Meeting (%)
PKO/Handlowy PTE S.A.*	Warsaw	Insurance	District Court for Warsaw - Commercial Department XIX of the National Court Registry (KRS) Registry number: KRS 0000045235	15,947	50.00	50.00
Handlowy Heller S.A.**	Warsaw	Factoring	District Court for Warsaw - Commercial Department XIX of the National Court Registry (KRS) Registry number: KRS 0000005577	9,430	50.00	50.00
KP Konsorcjum Sp. z o.o.**	Warsaw	Investment fund management	District Court for Warsaw - Commercial Department XIX of the National Court Registry (KRS) Registry number: KRS 0000044147	6,747	49.99	49.99

* In the consolidated financial statements of the Bank for 2001 and in the semi-annual financial statements of the Bank for 2001 the entity was accounted for under the equity method.

** In the consolidated financial statements of the Bank for 2001 and in the semi-annual financial statements of the Bank for 2001 the entities were not accounted for under the equity method. The entities were accounted at cost net of provision for permanent diminution in value.

9.2.2. Associated undertakings ecxluded from equity method accounting

Name of undertaking	Location	Principal activity	Registration	Book value of investment (PLN' 000)	Holding of share capital (%)	Voting power at the General Meeting (%)
Elektromontaż Poznań S.A.	Poznań	Construction and power supply services	District Court for Poznan, Commercial Department XXI of the National Court Registry (KRS) Registry number: KRS 0000060700	13,683	25.30	25.30
Hortex Holding S.A.	Płońsk	Food processing	District Court for Warsaw Registry number: KRS 0000032687	14,653	31.09	31.09
Mostostal Zabrze Holding S.A.	Zabrze	Construction	District Court for Katowice Registry number: KRS 0000049844	42,932	34.44	34.44
NIF Fund Holdings PCC Ltd.	Guernsey	Investment activity	no data available	26,110	22.68	22.68
Pia Piasecki S.A.	Kielce	Construction	District Court for Kielce, Commercial Department X of the National Court Registry (KRS) Registry number: KRS 0000007779	15,600	36.52	36.52
Polimex - Cekop S.A.	Warsaw	Foreign trade	District Court for Warsaw, Commercial Department XX of the National Court Registry (KRS) Registry number: KRS 0000046844	61,409	36.64	36.64
Creditreform PL. Sp. z o.o.	Warsaw	Investigation agency	District Court for Warsaw, Commercial Department XVI Registry number: RHB 33125	328	49.03	49.03
IPC JV Sp. z o.o.	Warsaw	Construction and administration	District Court for Warsaw, Commercial Department XVI Registry number: RHB 24144	0	31.00	31.00
Zakłady Odzieżowe Bytom S.A.	Bytom	Clothing	District Court for Katowice, Commercial Department KRS Registry number: KRS 0000049296	121	18.46	18.46

In the consolidated financial statements of the Bank for 2001 and in the semi-annual financial statements of the Bank for 2001 the entities were not accounted for under the equity method. The entities were accounted at cost net of provision for permanent diminution in value.

9.2.2.1 Justification of exclusion from consolidation or equity method accounting

Mentioned associated non-financial undertakings were excluded from consolidation or equity method accouting following the the provision of art. 57, par. 1, of the Accounting Act dated 29 September1994 (Official Journal No. 121, position 591, with subsequent amendments). Mentioned entities are intended for sale. The entities were accounted at cost net of provision for permanent diminution in value.

Financial data of the entities are presented below:

Name of undertaking	Total assets	Interest income from banking activity or net income from sale of goods and materials and financial operations	Own equity, including:						Fixed assets	Average employments in the first half of 2002
				Share capital	Equity reserves	Other reserves, including				
							Unremited profit from prior years	Current year profit		
	PLN thousand	PLN thousand	PLN thousand	PLN thousand	PLN thousand	PLN thousand	PLN thousand	PLN thousand	PLN thousand	in FTEs
Elektromontaż Poznań S.A.	66,520	22,795	59,551	54,082	6,324	(855)	-	(855)	14,242	444
Hortex Holding S.A.	284,003	329,308	(41,838)	214,941	-	(256,779)	(221,000)	(35,779)	177,481	1.666
Mostostal Zabrze Holding S.A.	332,635	156,696	118,040	20,327	114,305	(16,592)	(2,089)	(20,820)	174,355	636
NIF Fund Holdings PCC Ltd.	No data available									
Pia Piasecki S.A.	92,016	84,102	(141,821)	21,907	78,195	(241,923)	-	(241,923)	20,793	106
Polimex - Cekop S.A.	356,196	76,439	127,151	24,185	143,748	(40,782)	(28,702)	(13,038)	183,062	505
Creditreform PL. Sp. z o.o.	591	2,233	195	670	17	(492)	(604)	118	186	38
IPC JV Sp. z o.o.	71,853	6,264	7,648	13,500	445	(6,297)	(25,239)	(924)	63,406	15
Zakłady Odzieżowe Bytom S.A.	22,996	16,886	(8,166)	7,500	2,522	(18,188)	(21,973)	(2,446)	10,246	423

9.2.3. Changes in the structure of other subordinated undertakings (joint ventures and associated undertakings)

In the first half of 2002 the following changes in the structure of joint ventures and associated undertakings took place:

- sale of all shares in Obsługa Funduszy Inwestycyjnych Sp. z o.o., which represented 50.00 % of its equity and similar share in the voting rights at the GMS of the entity,
- sale of all shares in Polska Giełda Finansowa S.A, which represented 22.90 % of its equity and similar share in the voting rights at the GMS of the entity.

10. Reclassification of financial data for 2001

Financial data presented in these financial statements were complied taking into account regulatory changes binding from 1 January 2002 related to grouping of operations and definitions of assets and liabilities. Previously published financial statements for respective reporting periods of 2001 were reclassified in order to provide consistency in grouping and presentation with current reporting period. The explanation of the reclassifications is presented in the additional explanatory notes (see: Additional Notes par 31 and 32)
The exception in consistency of the data relates to changes in valuation principles for assets and liabilities where comparatives do not recognise the implemented change in valuation method.
The rationale behind is that fair calculation of underlying adjustments related to previous reporting period was impossible or it was impossible to calculate the amounts of these adjustments from technical reasons.

Application of the regulations related to valuation of assets and liabilities introduced on 1 January 2002 to the financial statements for 2001 would increase the Group's own equity as of 31 December 2001 by PLN 63,631 thousand to PLN 5,900,141 thousand.
The change would result from appreciation in value of debt securities that took place as at 31 December 2001 and amounted to PLN 19,418 thousand and from equity method accounting applied to shares in subordinated undertakings which previously were not accounted for under this methodology and which would result in positive valuation of PLN 44,213 thousand.

11. Qualifications to the opinion issued by auditors

The consolidated financial statements of the Bank for 2001 were audited by KPMG Polska Audyt Sp. z o.o. who issued an unqualified opinion. The semi-annual consolidated financial statements of the Bank for 2001 were reviewed by KPMG Polska Audyt Sp. z o.o. and no qualifications were made that would require making adjustments.

12. Accounting principles

General information

The semi-annual consolidated financial statements of the Bank for 2002 were prepared in accordance with:

- the regulation of the Council of Ministers dated 16 October 2001 concerning current and periodical information reported by issuers of securities (Official Journal of NBP No 139, item 1569, with amendments),
- Regulation of the Council of Ministers dated 16 October 2001 concerning specific principles which should be met by issue prospectus and bridged prospectus (Official Journal of NBP No 139, item 1568, with amendments),
- and the regulations which came into force on 1 January 2002.

On 1 January 2002 the provisions of the Act dated 9 November 2000 on the change in the Accounting Act (Official Journal No 113, item 1189), that for the first time fully apply to the financial statements prepared for 2002, came into force. Following the Act and binding from 1 January 2002, the following regulations related to banking activity were issued:

- Regulation of the Ministry of Finance dated 10 December 2001on specific accounting principles for banks (Official Journal No. 149, position 1673, with amendments),
- Regulation of the Council of Ministers dated 12 December 2001 concerning preparation of consolidated financial statements of banks and consolidated financial statements of financial holding (Official Journal No. 152, position1728),
- Regulation of the Ministry of Finance dated 12 December 2001 on specific principles for recognition, valuation and presentation of financial instruments (Official Journal No. 149, position 1674),

- Regulation of the Ministry of Finance dated 10 December on the principles of creating provisions for the risks related to the operations of banks (Official Journal No. 149, position 1672).

For valuation of debt securities available for sale the Bank applied principles complient with the regulation of the Ministry of Finance dated 20 September 2002, which came into force on 30 September 2002 that changed the regulation on specific accounting principles for banks.

12.1 Accounting principles of the Group

When comparing to the accounting principles applied and described in the consolidated semi-annual and annual financial statements for 2001 the consolidated financial statements prepared for the first half of 2002 recognise in material aspects majority of the regulatory changes introduced from 1 January 2002 by the regulations mentioned above. Accounting principles applied by the consolidated entity (full consolidation) and by domestic entities accounted for under the equity method are in all material respects compliant with principles applied by the Bank.
Accounting principles applied by the consolidated overseas entities are in accordance with laws of the country in which the given entity's headquarters is located. Differences resulting from the application of different accounting principles by those entities have no significant influence on the Bank's consolidated financial statements.

12.1.1. Consolidation principles

Entities included in the consolidation

Under the Accounting Act and the Regulation of the Ministry of Finance dated 12 December 2001 the Bank is obliged to consolidate subsidiary undertakings which are banks or financial institutions with a possibility to make exclusions from consolidation in accordance to art. 57 par. 1 and art. 58 of the act metioned above.

The financial statements of Dom Maklerski Banku Handlowego w Warszawie SA („DM BH") was fully consolidated for the first time in semi-annual consolidated financial statements for 2001. Consolidation of balance sheets, profit and loss statements and cash flow statements was made by summing up appropriate items of balance sheets, profit and loss statements and cash flow statements of the Bank and DM BH including adjustments and consolidation eliminations. Balance sheet and profit and loss account of DM BH were appropriately changed in order to conform with grouping and presentation standards applied by the Bank.

Financial data of other subsidiary undertakings are included in the consolidated financial statements on the equity method except entities intended for sale and entities which financial data are immaterial when comparing to financial data of the Bank as parent entity. Shares in financial subsisdiary undertakings intended for sale and shares in such entities that do not constitute material durable assets of the Bank are recognised in balance sheet as cost net of provision for permanent diminution in value. The list of financial subsidiary undertakings with their valuation method is presented in par. 9.

Presentation of other subordinated entities

Shares in other subordinated undertakings (excluded from consolidation) constituting material durable assets of the Bank are accounted for in the consolidated financial statements under the equity method, except entities intended for sale. Shares in these entities are stated at cost less any provision for permanent diminution in value. The list of other subordinated undertakings, other than financial subsidiary undertakings with their valuation method is presented in par. 9.

Financial statements of subordinated undertakings are consolidated on an equity basis by recognition of the Bank's share in results of the entities. Value of shares in entities consolidated on an equity basis is calculated and recognized in consolidated balance sheet proportionally to the share of parent entity in own equity of the entity as of balance sheet date, including consolidation adjustments.

On balance sheet date any changes in value of subordinated undertakings accounted for under the equity method are recognized in the consolidated profit and loss account as „Share in net profits (losses) of subordinated undertakings accounted for under the equity method". Result of revaluation of subsidiary undertakings which as of 31 December 2001 were not accounted for under the equity method in the consolidated financial statements was recognized as an adjustment of opening balance of consolidated result from prior years.

Changes in consolidation principles

In the first half of 2002, when comparing to the consolidated financial statements for 2001 and the semi-annual consolidated financial statements for 2001, the range of entities accounted for under the equity method was extended for financial subsidiary undertakings Handlowy Leasing S.A. and Citileasing Sp. z o.o., a financial joint venture Handlowy Heller S.A. and subsidiary undertaking KP Konsorcjum Sp. z o.o. (see par. 9).

In 2001 the Bank sold its stake in Mitteleuropaische Handelsbank AG and Centro Internationale Handelsbank AG and continued liquidation of Bank Handlowy International S.A. Until sale or liquidation the value of shares in these entities was calculated and recognised in consolidated balance sheet in proportion to percentage share in own equity of the entity as of the last financial statements date prior to the Management Board decision on their sale (30 June 2000).

Partial sale of stake in Mitteleuropaische Handelsbank AG, previously consolidated on an equity basis was done on 27 June 2001. The transaction was concluded with NORD/LB Nordeutsche Landesbank Girozentrale, located in Hanover and settled in cash. The stake sold represents 22.8% share in capital and voting rights on General Meeting of Shareholders of the entity. As a result of the sale the Bank's stake in the entity decreased and constituted 19.99% of its share capital. In the consolidated balance sheet as of 31 December 2001 the stake in Mitteleuropaische Handelsbank AG is recognized at cost in investment portfolio as minority interest. The result on partial sale of shares in the entity was calculated as a as a difference between sale proceeds and the value of the net assets of the entity attributable to parent entity as of 30 June 2000 (including FX differences on structural positions) diminished by cost of remaining stake. The book value of sold shares amounted to PLN 29,735 thousand and the result on sale amounted to PLN 12.039 thousand and was recognised in consolidated profit and loss statement as of 31 December 2001and 30 June 2001 as a gain on shares in associated undertakings.

Sale of the stake in Centro Internationale Handelsbank AG, previously consolidated on an equity basis took place on 18 September 2001. The stake was sold to Raiffeisen Zentralbank Oesterreich AG (RZB – Austria) in cash. Sold shares represented 44.09% stake in the equity and voting rights on the General Meeting of Shareholders of the entity. The result on sale of the shares was calculated as difference between sale proceeds and the value of the net assets of the entity attributable to parent entity as of 30 June 2000 (including FX differences on structural positions, un-amortized equity reserve from consolidation and previously created provisions). Book value of sold shares was estimated at PLN 81,063 thousand and the result on sale amounted to PLN 2,187 thousand and was recognised in consolidated profit and loss statement as of 31 December 2001 as a gain on shares in associated undertakings.

As of 31 December 2001 Bank Handlowy International S.A. was not consolidated due to liquidation process and redemption of equity stake in the entity.

Calculation of equity reserves

Equity reserves are stated at nominal value. Equity reserves are adjusted for the parent entity's share in the change in the equity of consolidated entities or entities accounted for under the equity method which took place during the period under consolidation or equity method accounting and any dividends received from the undertakings.

Calculating the net result

The net result is calculated in compliance with the concept of prudence, accrual accounting and the matching concept. The amount of net result reflects all income and relevant expenses set off against the income within a particular reporting period, irrespective of the day on which these are received or paid. The consolidated profit and loss account includes the adjusted result of the parent entity and share in the profit of consolidated entities or entities accounted for under the equity method attributable to the parent entity. The consolidation adjustments of the result of the parent entity relate to elimination of dividends and interest received from consolidated entities or entities accounted for under the equity method.

Negative goodwill of subordinated undertakings

Negative goodwill of subordinated undertakings recognised in the consolidated balance sheet as of 30 June 2001 represents a surplus of the value of net assets attributable to parent entity over the purchase price of additional shares in Centro Internationale Handelsbank AG which were purchased in 1998. The equity reserve was amortized to the consolidated profit and loss account in equal installments over the period of 5 years starting from July 1998 As a result of sale of shares in the entity concluded on 18 September 2001, unamortized part of the equity reserve from consolidation decreased cost of sale of the shares.

Corporate income tax

The presentation of corporate income tax includes the Bank's current tax liability of the Bank and DM BH (fully consolidated) arising from the income earned and deferred tax. (see par. 12.2.).

12.2. Accounting principles of the parent entity

Tangible and intangible fixed assets

The tangible and intangible fixed assets are recognised in accordance with their changed definition and presented at cost less accumulated depreciation. Depreciation is provided on the basis of equal annual instalments at the rates defined in approved depreciation schedule for 2002.

Example annual depreciation rates employed by the Bank are as follows:

Buildings and structures	1.5 %	-	4.5 %
Motor vehicles	14.0 %	-	20.0 %
Computers		34.0 %	
Office equipment		20.0 %	
Other tangible fixed assets	7.0 %	-	20.0 %
Computer software and licences (except main operating system which is depreciated at the rate of 20%)		34.0 %	
Other intangible fixed assets		20.0%	

Assets costing less than PLN 3,500 are expensed as they are brought into use.

Previously, fixed assets were periodically subjected to value adjustments with the indices published by the President of the Central Statistical Office. The results of revaluation are reflected in the revaluation reserve in the Bank's equity. No revaluation based on the indices published by the President of the Central Statistical Office has taken place since 31 December 1995.

Foreign currencies

Balance sheet and off-balance sheet items denominated in foreign currencies are translated at the average exchange rate at the balance sheet date as published by the National Bank of Poland.

Foreign exchange differences arising on the revaluation of "operational foreign exchange positions" are recognised in the profit and loss account in the net result on foreign exchange. Foreign exchange differences arising on the revaluation of "structural foreign exchange positions" are not recognised in the profit and loss account. They are presented in liabilities as income in suspense under the caption "Deferred income".

Items classified as permanent components of the balance sheet were recognised as structural foreign exchange positions and included investments in foreign financial institutions made in foreign currencies. At the moment in the Bank's books there is one structural foreign exchange position.

Other positions denominated in foreign currencies are treated as operational items.

Exchange rates applied to the financial statement are as follows:

in PLN

		30 June 2002	**31 December 2001**	**30 June 2001**
1	USD	4.0418	3.9863	3.9871
1	GBP	6.1869	5.7722	5.6062
1	EUR	4.0091	3.5219	3.3783

Equity investments -interests in subordinated undertakings

Investments in subordinated undertakings understood as subsidiaries, joint ventures and associated undertakings are classified as financial assets available for sale.

Fixed and material interests in subordinated undertakings are accounted for under the equity method, except of a subsidiary undertaking of Dom Maklerski Banku Handlowego w Warszawie SA, which was consolidated (fully consolidated). Changes in their value as of revaluation date are recognised in the profit and loss account as a participation in net profits (losses) of subordinated undertakings accounted for under the equity method.

Interests in subordinated undertakings available for sale and minority interests in these undertakings are recognised in balance sheet at cost net of provisions against any permanent diminution in value.

Equity investments- interests in other entities

Interests in entities other than subordinated undertakings are classified as financial assets available for sale. They are recognised in the balance sheet at cost net of provisions against any permanent diminution in value.

Outstanding loans and other receivables

The Bank is in the process of implementation of the new valuation principles for loans based on effective interest rate net of established specific provisions.
Before the end of the first half of 2002 the Bank implemented the procedure in the information system utilised by the Retail Banking Sector. The system is utilised for recording consumer loans and loans related to credit cards.

Other loans and receivables other than those in trading portfolio are recognised at cost adjusted for linear interest accrual net of established specific provisions.

The Bank makes specific provisions, prescribed by the regulation of the Ministry of Finance dated 10 December on the principles of creating provisions for the risks related to the operations of banks (Official Journal No. 149, position 1672), in the full amount required by law. The provision for possible credit losses has been calculated by the classification of credit facilities extended to customers. After categorisation, the following minimum provision percentages have been applied:

1) Normal (only consumer loans excluding housing loans) and watch loans	1.5 %
2) Substandard loans	20 %
3) Doubtful loans	50 %
4) Loss loans	100 %

Certain collateral, specified in regulation of the Ministry of Finance dated 10 December on the principles of creating provisions for the risks related to the operations of banks (Official Journal No. 149, position 1672) is taken into account in the calculation of provisions. In accordance with the regulation noted above, provisions against normal loans noted above are covered by an allocation of up to 25% of the balance of the general provision held by the Bank.

Debt securities

Debt securities are classified in the trading portfolio, available for sale or held until maturity.
Debt securities classified in the trading portfolio or available for sale are recorded in the balance sheet in their fair value. Changes in the fair value of debt securities held in trading portfolio are recognised as income or expense on financial operations. Changes in the fair value of debt securities available for sale are recognised in the capital from revaluation. They are recognised in profit and loss account only when realised.

Debt securities held until maturity include particularly NBP bonds decreasing obligatory reserve. Debt securities held until maturity are recorded at cost net of provisions against any permanent diminution in value.

Interest, discount and premium on all types of debt securities are linearly accrued/amortised to profit and loss account. Adjustments to fair value or for permanent diminution in value are made in relation to the value of the securities set in a way described above.

Repossessed assets in lieu of bad debts

Assets repossessed in lieu of bad debts are recognised in the balance sheet at amounts equal to the value of outstanding debt net of any specific provisions established for the difference between the outstanding debt and the asset's fair value.

Provisions

The Bank establishes specific provisions and other provisions in accordance with the requirements of the regulation of the Ministry of Finance dated 10 December 2001 on the principles of creating provisions for the risks related to the operations of banks.

Specific provisions are made based on the assessed risk arising on any particular asset or off-balance sheet commitment.

Specific provisions held against amounts due from the financial sector, non-financial sector and the State Budget sector and specific provisions against any permanent diminution in the value of securities and other assets are deducted from the carrying value of the related assets in the balance sheet. Provisions held against off-balance items are disclosed in the position "Other provisions" in liabilities.

According to the Banking Act dated 29 August 1997 (Official Journal No. 140, position 939), the Bank creates a general risk provision to cover potential risk inherent in banking activity. This general risk provision was created by a charge to costs. The provision is presented in the position "Other provisions" in liabilities.

Furthermore, following the accepted accounting principles, until 31 December 2001 the Bank was creating deferred tax provisions, due to timing difference between the moment of realising income and expense according to the Accounting Act and tax regulations.

In 2002 the Bank continues creating the provision or calculation of the deferred tax asset. However, deferred tax provision or asset related to operations recognised in the Bank's equity is recognised in the Bank's equity.

Prepayments and accruals

Income and expense are recognised and accounted for on an accrual basis. In particular, this includes general expenses of the Bank.

Special Bonds

Special Bonds are recognised at their nominal value as a part of the Bank's equity. Special Bonds of the first issue do not bear interest, and if not converted into shares they will be repurchased at their nominal value. Each Special Bond gives its holder a right to participate in profit distributions on the same basis as ordinary shares commencing 1997. Furthermore, holders of Special Bonds have the right to acquire newly issued shares on the same basis as shareholders of the Bank.

Derivative instruments

In previous years and as of 30 June 2002 the Bank recognised all derivative instruments as financial assets and liabilities held for trading purposes. The Bank marked to market the instruments and differences were included in the profit and loss account as income or expense from financial operations.
So far the Bank have never implemented hedge accounting.

Interest income and expense

Interest income expense includes received or accrued interest on interbank placement, loans and securities. Interest income and discount accrual on receivable classified as normal is recognised in profit and loss account on an accrual basis. Any prepayments are recognised in the profit and loss account in the respective reporting period. Interest expense is recognised in the profit and loss account on an accrual basis.

Commission income and expense

Commissions are mainly comprised of amounts other than interest income on loans, guarantees, L/Cs and fees for maintenance of current accounts, banking operations and servicing credit cards.

Commissions exceeding PLN 40 thousand and not related to one-off closed deals are amortised on a linear basis to the profit and loss account over the life of the underlying deal. Commissions not exceeding PLN 40 thousand are recognised in the profit and loss account at the time of their receipt.

Bonuses, retirement and Jubilee Awards

Performance bonuses for management are accrued in the year on which performance is measured. Further bonuses in the form of notional stock options are awarded to members of the management. These are marked to prices at the balance sheet date and an accrual is made, where applicable, over the three-year period from the date the option is granted to the date when the option may be exercised. The accrual for bonuses and stock options is disclosed in Accruals and Deferred Income.

Within its salary scheme, the Bank guarantees its employees who were hired under the provisions set in the Company's Labour Contract retirement and jubilee payments that are based on the number of years in employment with the Bank and with entities from Citigroup directly prior to eligibility date. In case of

employees hired in the Bank prior to 1 March 2001 the retirement and jubilee payments are calculated based on numbers of years of employment defined according to the provisions of the Company's Labour Contract that was in force from 1 January 1997. In the previous years these payments were accounted for as they were paid and no accrual was made for future payments. The Management Board of the Bank considered as more appropriate accruing for future payments and decided on the change in accounting principles in this respect starting from 2001.

Other operating income/expenses

Other operating income/expenses are comprised of income and expenses that that are not directly related to banking activity. These include income and expenses due to sale or liquidation of fixed assets and repossessed assets, compensation, penalties and fines.

Corporate income tax

The presentation of corporate income tax includes the Bank's current tax liability arising from the income earned and deferred tax.

In the previous years, in accordance with the adopted accounting principles, the Bank either established a deferred tax provision or recognised a deferred tax asset by assessing the timing differences between the recognition of income and expense for accounting and tax purposes. Towards the end of 2001, the Bank changed the method of assessing deferred tax asset. Previously, deferred tax had been calculated at the rate in force for the period following the given balance sheet date. At 31 December 2001, the Bank analysed individual items of timing differences, focusing on the expected time of their realisation (i.e. the year in which the tax liability arises or negative differences become tax deductible. Such an analysis is complex due to significant differences between accounting and tax principles and uncertainty as to the time horizon for the realisation of timing differences.

In the course of this, the Bank found that the largest sensitivities occur in establishing the timing of the charge to specific provisions for income tax purposes. As a result, and in accordance with the requirement of prudence, the Bank found it most appropriate that the tax rate applied to this item of interim timing differences should be the last and lowest tax rate coming into force on January 2004, which is already enacted - and not the rate in force in 2002 - as most of the specific provisions are likely to be realised for income tax purposes in later reporting periods.

Similar methodology was implemented as of 30 June 2002.

Accelerated capital allowances

Based on the Ordinance of the Council of Ministers dated 25 January 1994 (Official Journal No. 18, position 62 with subsequent amendments) and in compliance with article 18a of the Corporate Income Tax Act (Official Journal from 1993 No. 106 position 482 with amendments) the Bank in the period 1994-1999 deducted from taxable income total expenditures amounting to PLN 187,102 thousand. Additionally, in 1995-2000, the Bank charged a further PLN 93,551 thousand, which accounted for up to 50% of investment spending charged against income in previous financial years (the so-called investment premium).

Additionally, Citibank (Poland) SA, over 1994-1997, reduced the taxable income by PLN 91,401 thousand in capital allowances and by PLN 21,599 thousand in investment premium.

The depreciation of fixed assets subject to capital allowances and made using the depreciation rates defined in the depreciation plan, is treated as a non-deductible expense for tax purposes. As at 30 June 2002, a balance of PLN 145,858 thousand, representing the non-amortised value of fixed assets subject to capital allowances, is included as a timing difference in the deferred tax calculation.

13. EURO/Zloty rates

The following rates of exchange of PLN against EUR, as set by the NBP, obtained in periods covered by the accounts and the comparable financial data:

	30 June 2002	31 December 2001	30 June 2001
Exchange rate in force at	4.0091	3.5219	3.3783
Average rate, computed as the arithmetical mean of the rates in force on the last day of each month in the reporting period	3.7026	3.6509	3.5806
Average rate, computed as the arithmetical mean of the rates in force on the last day of each of last 12 months	3.7119	3.6509	3.7563
The highest rate for the last day in the month in the period	4.0091	3.8843	3.8015
The lowest rate for the last day in the month in the period	3.5910	3.3783	3.3783

14. Major items of the consolidated balance sheet, consolidated profit and loss statement and consolidated cash flow statement converted into EURO terms

The major items of the consolidated balance sheet and the consolidated cash flow statement concerning these financial statements and consolidated comparatives are converted into the EUR at average rates of exchange announced by the National Bank of Poland, in force on the last day of period.

The major items of the consolidated profit and loss statement are converted into the EUR at rates being the arithmetical averages of the average zloty/euro rates of exchange announced by the National Bank of Poland, in force on the last day of each month of the respective period.

The diluted profit per share is converted into the EUR at rates being the arithmetical averages of the average zloty/euro rates of exchange announced by the National Bank of Poland, in force on the last day of last 12 months prior to the reporting date.

Foreign exchange differences arising on the revaluation of "operational foreign exchange positions" are recognised in the profit and loss account in the net result on foreign exchange. Foreign exchange differences arising on the revaluation of "structural foreign exchange positions" are not recognised in the profit and loss account. They are presented in liabilities as income in suspense under the caption "Deferred income".

Items classified as permanent components of the balance sheet were recognised as structural foreign exchange positions and included investments in foreign financial institutions made in foreign currencies. At the moment in the Bank's books there is one structural foreign exchange position.

Other positions denominated in foreign currencies are treated as operational items.

Exchange rates applied to the financial statement are as follows:

in PLN

		30 June 2002	31 December 2001	30 June 2001
1	USD	4.0418	3.9863	3.9871
1	GBP	6.1869	5.7722	5.6062
1	EUR	4.0091	3.5219	3.3783

Equity investments -interests in subordinated undertakings

Investments in subordinated undertakings understood as subsidiaries, joint ventures and associated undertakings are classified as financial assets available for sale.

Fixed and material interests in subordinated undertakings are accounted for under the equity method, except of a subsidiary undertaking of Dom Maklerski Banku Handlowego w Warszawie SA, which was consolidated (fully consolidated). Changes in their value as of revaluation date are recognised in the profit and loss account as a participation in net profits (losses) of subordinated undertakings accounted for under the equity method.

Interests in subordinated undertakings available for sale and minority interests in these undertakings are recognised in balance sheet at cost net of provisions against any permanent diminution in value.

Equity investments- interests in other entities

Interests in entities other than subordinated undertakings are classified as financial assets available for sale. They are recognised in the balance sheet at cost net of provisions against any permanent diminution in value.

Outstanding loans and other receivables

The Bank is in the process of implementation of the new valuation principles for loans based on effective interest rate net of established specific provisions.
Before the end of the first half of 2002 the Bank implemented the procedure in the information system utilised by the Retail Banking Sector. The system is utilised for recording consumer loans and loans related to credit cards.

Other loans and receivables other than those in trading portfolio are recognised at cost adjusted for linear interest accrual net of established specific provisions.

The Bank makes specific provisions, prescribed by the regulation of the Ministry of Finance dated 10 December on the principles of creating provisions for the risks related to the operations of banks (Official Journal No. 149, position 1672), in the full amount required by law. The provision for possible credit losses has been calculated by the classification of credit facilities extended to customers. After categorisation, the following minimum provision percentages have been applied:

1) Normal (only consumer loans excluding housing loans) and watch loans	1.5 %
2) Substandard loans	20 %
3) Doubtful loans	50 %
4) Loss loans	100 %

Certain collateral, specified in regulation of the Ministry of Finance dated 10 December on the principles of creating provisions for the risks related to the operations of banks (Official Journal No. 149, position 1672) is taken into account in the calculation of provisions. In accordance with the regulation noted above, provisions against normal loans noted above are covered by an allocation of up to 25% of the balance of the general provision held by the Bank.

Debt securities

Debt securities are classified in the trading portfolio, available for sale or held until maturity.
Debt securities classified in the trading portfolio or available for sale are recorded in the balance sheet in their fair value. Changes in the fair value of debt securities held in trading portfolio are recognised as income or expense on financial operations. Changes in the fair value of debt securities available for sale are recognised in the capital from revaluation. They are recognised in profit and loss account only when realised.

Debt securities held until maturity include particularly NBP bonds decreasing obligatory reserve. Debt securities held until maturity are recorded at cost net of provisions against any permanent diminution in value.

Interest, discount and premium on all types of debt securities are linearly accrued/amortised to profit and loss account. Adjustments to fair value or for permanent diminution in value are made in relation to the value of the securities set in a way described above.

Repossessed assets in lieu of bad debts

Assets repossessed in lieu of bad debts are recognised in the balance sheet at amounts equal to the value of outstanding debt net of any specific provisions established for the difference between the outstanding debt and the asset's fair value.

Provisions

The Bank establishes specific provisions and other provisions in accordance with the requirements of the regulation of the Ministry of Finance dated 10 December 2001 on the principles of creating provisions for the risks related to the operations of banks.

Specific provisions are made based on the assessed risk arising on any particular asset or off-balance sheet commitment.

Specific provisions held against amounts due from the financial sector, non-financial sector and the State Budget sector and specific provisions against any permanent diminution in the value of securities and other assets are deducted from the carrying value of the related assets in the balance sheet. Provisions held against off-balance items are disclosed in the position "Other provisions" in liabilities.

According to the Banking Act dated 29 August 1997 (Official Journal No. 140, position 939), the Bank creates a general risk provision to cover potential risk inherent in banking activity. This general risk provision was created by a charge to costs. The provision is presented in the position "Other provisions" in liabilities.

Furthermore, following the accepted accounting principles, until 31 December 2001 the Bank was creating deferred tax provisions, due to timing difference between the moment of realising income and expense according to the Accounting Act and tax regulations.

In 2002 the Bank continues creating the provision or calculation of the deferred tax asset. However, deferred tax provision or asset related to operations recognised in the Bank's equity is recognised in the Bank's equity.

Prepayments and accruals

Income and expense are recognised and accounted for on an accrual basis. In particular, this includes general expenses of the Bank.

Special Bonds

Special Bonds are recognised at their nominal value as a part of the Bank's equity. Special Bonds of the first issue do not bear interest, and if not converted into shares they will be repurchased at their nominal value. Each Special Bond gives its holder a right to participate in profit distributions on the same basis as ordinary shares commencing 1997. Furthermore, holders of Special Bonds have the right to acquire newly issued shares on the same basis as shareholders of the Bank.

Derivative instruments

In previous years and as of 30 June 2002 the Bank recognised all derivative instruments as financial assets and liabilities held for trading purposes. The Bank marked to market the instruments and differences were included in the profit and loss account as income or expense from financial operations.
So far the Bank have never implemented hedge accounting.

Interest income and expense

Interest income expense includes received or accrued interest on interbank placement, loans and securities. Interest income and discount accrual on receivable classified as normal is recognised in profit and loss account on an accrual basis. Any prepayments are recognised in the profit and loss account in the respective reporting period. Interest expense is recognised in the profit and loss account on an accrual basis.

Commission income and expense

Commissions are mainly comprised of amounts other than interest income on loans, guarantees, L/Cs and fees for maintenance of current accounts, banking operations and servicing credit cards.

Commissions exceeding PLN 40 thousand and not related to one-off closed deals are amortised on a linear basis to the profit and loss account over the life of the underlying deal. Commissions not exceeding PLN 40 thousand are recognised in the profit and loss account at the time of their receipt.

Bonuses, retirement and Jubilee Awards

Performance bonuses for management are accrued in the year on which performance is measured. Further bonuses in the form of notional stock options are awarded to members of the management. These are marked to prices at the balance sheet date and an accrual is made, where applicable, over the three-year period from the date the option is granted to the date when the option may be exercised. The accrual for bonuses and stock options is disclosed in Accruals and Deferred Income.

Within its salary scheme, the Bank guarantees its employees who were hired under the provisions set in the Company's Labour Contract retirement and jubilee payments that are based on the number of years in employment with the Bank and with entities from Citigroup directly prior to eligibility date. In case of

employees hired in the Bank prior to 1 March 2001 the retirement and jubilee payments are calculated based on numbers of years of employment defined according to the provisions of the Company's Labour Contract that was in force from 1 January 1997. In the previous years these payments were accounted for as they were paid and no accrual was made for future payments. The Management Board of the Bank considered as more appropriate accruing for future payments and decided on the change in accounting principles in this respect starting from 2001.

Other operating income/expenses

Other operating income/expenses are comprised of income and expenses that that are not directly related to banking activity. These include income and expenses due to sale or liquidation of fixed assets and repossessed assets, compensation, penalties and fines.

Corporate income tax

The presentation of corporate income tax includes the Bank's current tax liability arising from the income earned and deferred tax.

In the previous years, in accordance with the adopted accounting principles, the Bank either established a deferred tax provision or recognised a deferred tax asset by assessing the timing differences between the recognition of income and expense for accounting and tax purposes. Towards the end of 2001, the Bank changed the method of assessing deferred tax asset. Previously, deferred tax had been calculated at the rate in force for the period following the given balance sheet date. At 31 December 2001, the Bank analysed individual items of timing differences, focusing on the expected time of their realisation (i.e. the year in which the tax liability arises or negative differences become tax deductible. Such an analysis is complex due to significant differences between accounting and tax principles and uncertainty as to the time horizon for the realisation of timing differences.

In the course of this, the Bank found that the largest sensitivities occur in establishing the timing of the charge to specific provisions for income tax purposes. As a result, and in accordance with the requirement of prudence, the Bank found it most appropriate that the tax rate applied to this item of interim timing differences should be the last and lowest tax rate coming into force on January 2004, which is already enacted - and not the rate in force in 2002 - as most of the specific provisions are likely to be realised for income tax purposes in later reporting periods.

Similar methodology was implemented as of 30 June 2002.

Accelerated capital allowances

Based on the Ordinance of the Council of Ministers dated 25 January 1994 (Official Journal No. 18, position 62 with subsequent amendments) and in compliance with article 18a of the Corporate Income Tax Act (Official Journal from 1993 No. 106 position 482 with amendments) the Bank in the period 1994-1999 deducted from taxable income total expenditures amounting to PLN 187,102 thousand. Additionally, in 1995-2000, the Bank charged a further PLN 93,551 thousand, which accounted for up to 50% of investment spending charged against income in previous financial years (the so-called investment premium).

Additionally, Citibank (Poland) SA, over 1994-1997, reduced the taxable income by PLN 91,401 thousand in capital allowances and by PLN 21,599 thousand in investment premium.

The depreciation of fixed assets subject to capital allowances and made using the depreciation rates defined in the depreciation plan, is treated as a non-deductible expense for tax purposes. As at 30 June 2002, a balance of PLN 145,858 thousand, representing the non-amortised value of fixed assets subject to capital allowances, is included as a timing difference in the deferred tax calculation.

13. EURO/Zloty rates

The following rates of exchange of PLN against EUR, as set by the NBP, obtained in periods covered by the accounts and the comparable financial data:

	30 June 2002	31 December 2001	30 June 2001
Exchange rate in force at	4.0091	3.5219	3.3783
Average rate, computed as the arithmetical mean of the rates in force on the last day of each month in the reporting period	3.7026	3.6509	3.5806
Average rate, computed as the arithmetical mean of the rates in force on the last day of each of last 12 months	3.7119	3.6509	3.7563
The highest rate for the last day in the month in the period	4.0091	3.8843	3.8015
The lowest rate for the last day in the month in the period	3.5910	3.3783	3.3783

14. Major items of the consolidated balance sheet, consolidated profit and loss statement and consolidated cash flow statement converted into EURO terms

The major items of the consolidated balance sheet and the consolidated cash flow statement concerning these financial statements and consolidated comparatives are converted into the EUR at average rates of exchange announced by the National Bank of Poland, in force on the last day of period.

The major items of the consolidated profit and loss statement are converted into the EUR at rates being the arithmetical averages of the average zloty/euro rates of exchange announced by the National Bank of Poland, in force on the last day of each month of the respective period.

The diluted profit per share is converted into the EUR at rates being the arithmetical averages of the average zloty/euro rates of exchange announced by the National Bank of Poland, in force on the last day of last 12 months prior to the reporting date.

in EUR thousand

BALANCE SHEET	30 June 2002	31 December 2001	30 June 2001
Cash and due from Central Bank	284,154	659,429	362,088
Due from financial institutions	1,634,248	1,993,953	1,529,049
Due from customers	3,461,130	4,023,505	4,524,344
Due from budget	2,403	9,015	4,773
Debt securities	768,369	699,196	954,936
Due from subordinated entities accounted for under the equity method	255,861	50,046	45,683
Equity investments in subordinated entities accounted for under the equity method	59,448	21,725	88,011
Equity investments in other entities	63,731	130,612	133,498
Other securities and other financial assets	844,657	958,479	702,888
Tangible and intangible fixed assets	552,908	671,474	706,227
Other assets	149,000	175,540	244,161
Total assets	**8,075,909**	**9,392,974**	**9,295,658**
Due to Central Bank	42,964	60,333	165,337
Due to financial institutions	991,633	1,376,815	1,548,842
Due to customers	3,988,411	4,672,290	4,323,899
Due to budget	250,571	250,779	265,266
Securities issued	-	-	7,146
Liabilities arising on financial instruments	823,734	901,591	506,020
Due to subordinated entities accounted for under the equity method	40,567	22,508	25,147
Other liabilities	364,330	328,516	603,707
Negative goodwill of subordinated entities	-	-	595
Provisions	108,338	122,937	127,448
Equity	1,465,361	1,654,868	1,720,747
FX differences arising on translation of subordinated entities	-	2,337	1,504
Total liabilities	**8,075,909**	**9,392,974**	**9,295,658**

in EUR thousand

Consolidated profit and loss account	**6 months ended 30 June**	
	2002	**2001**
Net interest income	87,241	100,515
Net fee and commission income	69,691	62,514
Result on equity investments	2,143	5,656
Result on financial operations	14,833	(6,054)
FX result	106,992	101,381
Result on banking activity	280,899	264,012
Result on operational activity	61,129	51,569
Gross profit/(loss)	61,129	51,709
Share in net profits (losses) of subordinated entities accounted for under the equity method	(618)	8,950
Net profit/(loss)	**38,409**	**41,389**

in EUR thousand

Consolidated cash flow statement	**6 months ended 30 June**	
	2002	**2001**
Net cash flow from operating activities – indirect method	(109,763)	241,986
Net cash flow from investing activities	126,997	(19,702)
Net cash flow from financing activities	(239,812)	(139,813)
Net cash flow, total	(222,578)	82,471
Change in net cash and cash equivalents	**(222,578)**	**82,471**
Cash and cash equivalents at beginning of period	680,059	246,971
Cash and cash equivalents at end of period	457,481	329,442

15. Main differences between Polish and International Accounting Standards

15.1. The Bank prepares consolidated financial statements in accordance with both Polish Accounting Standards (PAS) and International Accounting Standards (IAS). There are some differences in accounting principles introduced in both cases. The principal differences can be presented as follows:

- in the financial statements prepared according to PAS, a general risk provision was created for the first time in 1998 based on Banking Law (simultaneously the risk fund constituting a part of equity under the previous Banking Law was dissolved). In the financial statements prepared according to IAS, a general risk provision was established in previous years as a result, temporary timing differences in the level and charges to the general risk provision arise,

- according to PAS, material shareholding in subsidiary undertakings not intended for sale are recognised on an equity method. In the financial statements prepared according to IAS, material shareholding in subsidiary undertakings not intended for sale is fully consolidated,

- according to PAS, the annual charge to the Employees' Social Fund is made in the form of a profit distribution. In the financial statements prepared according to IAS, such charges to the fund are presented as an additional general expense in the following year,

15.2. The net assets of the consolidated financial statements prepared according to PAS may be reconciled to the financial statements prepared according to IAS as at 30 June 2002 as follows:

- Reconiliation of the net assets as of 30 June 2002:

in PLN thousand

Net assets under consolidated PAS	**5,874,778**
Difference from consolidation and valuation of equity investments on an equity basis	14,011
Difference in deferred tax provision resulting from different accounting policies applied	(3,923)
Net assets under IAS	**5,884,866**

CONSOLIDATED BALANCE SHEET

as of	Note	30.06.2002	31.12.2001	30.06.2001
ASSETS				
I. Cash and due from NBP	1	**1,139,203**	**2,322,443**	**1,223,241**
II. Treasury bills and other bills eligible for refinancing with NBP		-	-	-
III. Due from other financial institutions	2	**6,551,864**	**7,022,503**	**5,165,585**
1. Short term		955,356	3,331,841	3,300,771
a) current account		908,720	3,298,564	3,255,009
b) other		46,636	33,277	45,762
2. Long term		5,596,508	3,690,662	1,864,814
IV. Receivables from customers	3	**13,876,018**	**14,170,384**	**15,284,594**
1. Short term		4,376,333	3,524,807	3,984,877
a) current account		4,371,716	3,522,887	3,981,477
b) other		4,617	1,920	3,400
2. Long term		9,499,685	10,645,577	11,299,717
V. Receivables from budget	4	**9,633**	**31,750**	**16,123**
1. Short term		377	20,266	9,188
a) current account		377	20,099	9,188
b) other		-	167	-
2. Long term		9,256	11,484	6,935
VI. Receivables subject to securities sale and repurchase agreements	5	-	-	-
VII. Debt securities	6	**3,080,469**	**2,462,497**	**3,226,059**
VIII. Due from subordinated undertakings accounted for under the equity method	2.3	**1,025,773**	**176,258**	**154,331**
1. Subsidiary undertakings		1,025,773	176,258	154,020
2. Joint ventures		-	-	-
3. Associated undertakings		-	-	311
IX. Equity investments in subsidiary undertakings accounted for under the equity method	7,10	**210,925**	**51,435**	**160,044**
X. Equity investments in joint ventures accounted for under the equity method	8,10	**20,661**	**25,077**	**36,298**
XI. Equity investments in associated undertakings accounted for under the equity method	9,10	**6,746**	-	**100,987**
XII. Minority investments	11	**255,503**	**460,003**	**450,996**
XIII . Other securities and financial assets	12	**3,386,313**	**3,375,666**	**2,374,565**
XIV. Intangible fixed assets	14	**1,414,623**	**1,454,530**	**1,465,168**
- goodwill		1,352,313	1,388,536	1,424,758
XV. Goodwill of subordinated undertakings	15	-	-	-
XVI. Tangible fixed assets	16	**802,039**	**910,336**	**920,680**
XVII. Other assets	17	**222,800**	**296,479**	**445,172**
1. Repossessed assets		7,677	7,677	7,677
2. Stock		-	-	-
3. Other		215,123	288,802	437,495
XVIII. Interperiod settlements	18	**374,556**	**321,756**	**379,677**
1. Deferred tax		312,544	271,927	301,009
2. Other interbank settlements		62,012	49,829	78,668
TOTAL ASSETS		**32,377,126**	**33,081,117**	**31,403,520**
LIABILITIES				
I. Due to NBP		**172,245**	**212,486**	**558,559**
II. Due to other financial institutions	21	**3,975,554**	**4,849,003**	**5,232,452**
1. Short term		2,000,242	1,991,684	1,290,575
a) current account		1,951,260	1,969,494	1,262,799
b) other		48,982	22,190	27,776
2. Long term		1,975,312	2,857,319	3,941,877

III. Due to customers	22	**15,989,942**	**16,455,339**	**14,607,423**
1. Short term		6,745,575	6,657,527	5,050,002
a) current account		6,744,345	6,655,669	5,034,608
- savings account		-	-	-
b) other		1,230	1,858	15,394
- savings account		-	-	-
2. Long term		9,244,367	9,797,812	9,557,421
- savings account		-	-	-
IV. Due to budget	23	**1,004,564**	**883,219**	**896,149**
1. Short term		353,545	284,375	269,435
a) current account		353,362	284,098	269,035
b) other		183	277	400
2. Long term		651,019	598,844	626,714
V. Liabilities in respect of securities subject to sale and repurchase agreements	24	-	-	-
VI. Securities issued	21,22, 23,24	-	-	**24,143**
1. Short term				24,143
2. Long term				-
VII. Other liabilities arising on financial instruments		**3,302,433**	**3,175,314**	**1,709,486**
VIII. Due to subordinated undertakings accounted for under the equity method	21,22, 23	**162,636**	**79,272**	**84,955**
1. Subsidiary undertakings		158,543	78,529	78,914
2. Joint ventures		4,063	743	6,041
3. Associated undertakings		30	-	-
IX. Funds for staff benefit and other liabilities	26	**714,312**	**427,977**	**1,369,195**
X. Accruals and deferred income	27	**746,324**	**729,025**	**670,310**
1. Interperiod settlements		106,266	146,902	195,986
2. Negative goodwill		-	-	-
3. Other deferred income and income in suspense		640,058	582,123	474,324
XI. Negative goodwill of subordinated entities	28	-	-	**2,010**
XII. Provisions	29	**434,338**	**432,972**	**430,557**
1. Provision for corporate income tax		-	-	-
2. Other provisions		434,338	432,972	430,557
a) short term		38,556	81,523	103,278
b) long term		395,782	351,449	327,279
XIII. Subordinated debt	30	-	-	-
XIV. Minority equity	31	-	-	-
XV. Share capital	32	**500,902**	**430,308**	**430,308**
XVI. Unpaid contribution to share capital (negative value)		-	-	-
XVII. Own shares (negative value)	33	-	-	-
XVIII. Equity reserves	34	**3,059,638**	**3,059,638**	**3,045,557**
XIX. Revaluation reserve	35	**46,059**	**76,958**	**77,618**
XX. Other reserves	36	**2,073,909**	**2,098,089**	**2,097,438**
XXI. FX differences arising on translation of subordinated entities		-	**8,231**	**5,080**
1. Positive			8,231	5,080
2. Negative			-	-
XXII. Undistributed profit or (not covered loss) of prior year		**52,058**	-	**14,081**
XXIII. Net profit (loss)		**142,212**	163,286	**148,199**
TOTAL LIABILITIES		32,377,126	33,081,117	31,403,520

Capital adequacy ratio	37	18.70	21.22	20.19

Book value (excluding Special Bonds)		**5,853,042**	**5,744,180**	**5,725,951**
Number of shares		**125,225,600**	**107,577,100**	**107,577,100**
Book value per share (in PLN)	38	**46.74**	**53.40**	**53.23**

Book value (including Special Bonds)		**5,874,778**	**5,836,510**	**5,818,281**
Assumed number of shares *		**130,659,600**	**130,659,600**	**130,659,600**
Diluted book value per share (in PLN)*	38	**44.96**	**44.67**	**44.53**

*/ Diluted number of shares includes ordinary shares and Special Bonds.

OFF-BALANCE SHEET ITEMS		30.06.2002	31.12.2001	30.06.2001
I. Contingent liabilities granted and received		**11,509,130**	**11,952,889**	**12,545,068**
1. Contingent liabilities granted:	39	9,302,242	10,479,963	11,133,430
a) lending		6,249,066	7,679,017	8,066,703
b) guarantees		3,053,176	2,800,946	3,066,727
2. Commitments received:	40	2,206,888	1,472,926	1,411,638
a) lending		-	352,000	168,241
b) guarantees		2,206,888	1,120,926	1,243,397
II. Commitments resulting from sale/purchase transactions		**117,721,987**	**110,289,284**	**101,942,615**
III. Other, including:		**5,346,123**	**1,391,792**	**1,037,768**
- Rental and similar commitments		38,548	54,596	54,596
- Collateral received		5,307,575	1,337,196	983,172
TOTAL OFF-BALANCE SHEET ITEMS		**134,577,240**	**123,633,965**	**115,525,451**

CONSOLIDATED PROFIT AND LOSS ACCOUNT

for the period	Note	01.01 - 30.06 2002	01.01 - 30.06 2001
I. Interest income	41	945,170	1,358,586
II. Interest expense	42	(622,153)	(998,681)
III. Net interest income (I-II)		**323,017**	**359,905**
IV. Fee and commission income	43	274,848	247,269
V. Fee and commission expenses		(16,811)	(23,430)
VI. Net fee and commission income (IV-V)		**258,037**	**223,839**
VII. Net income from sale of goods and materials			
VIII. Cost of goods and materials sold			
IX. Cost of sale			
X. Result on sale (VII-VIII-IX)		**-**	**-**
XI. Income from shares and other securities	44	**7,933**	**20,252**
1. Subsidiary undertakings		7,933	-
2. Joint ventures		-	140
3. Associated undertakings		-	20,112
4. Other entities		-	-
XII. Net profit on financial operations	45	**54,922**	**(21,677)**
XIII. FX result		**396,148**	**363,003**
XIV. Profit / (loss) on banking activity		**1,040,057**	**945,322**
XV. Other operating income	46	**27,912**	**24,656**
XVI. Other operating expenses	47	**(59,418)**	**(39,816)**
XVII. General expenses	48	**(536,609)**	**(497,160)**
XVIII. Depreciation		**(78,116)**	**(77,789)**
XIX. Charges to provisions and revaluation	49	(587,132)	(403,622)
1. Charges to specific provisions and general risk fund		(553,429)	(402,824)
2. Revaluation of financial assets		(33,703)	(798)
XX. Release of provisions and revaluation	50	419,643	233,057

1. Release of specific provisions and provision for general risk fund		415,961	221,887
2. Revaluation of financial assets		3,682	11,170
XXI. Net (charges to) / release of provisions and decrease in respect of revaluation (XIX-XX)		(167,489)	(170,565)
XXII. Operating profit		226,337	184,648
XXIII. Extraordinary (losses)/gains		0	-
1. Extraordinary gains	52	0	
2. Extraordinary losses	53	-	
XXIV. Charge of goodwill of subordinated undertakings	54	-	-
XXV. Charge of negative goodwill of subordinated undertakings	55	-	503
XXVI. Profit before taxation		226,337	185,151
XXVII. Corporate income tax	56	(81,835)	(69,000)
1. Current		(123,349)	(102,976)
2. Deferred		41,514	33,976
XXVIII. Other obligatory charges to profit / (loss)	57	-	-
XXIX. Participation in net profits (losses) of subordinated entities accounted for under the equity method		(2,290)	32,048
XXX. (Profits) losses of minorities		-	-
XXXI. Net profit (loss)	58	142,212	148,199

Net profit / (loss) (annual basis)		157,299	145,134
Average weighted number of ordinary shares		125,225,600	107,577,100
Net profit / (loss) per ordinary shares (in PLN)	59	1.26	1.35

Assumed average weighted number of ordinary shares		130,659,600	130,659,600
Diluted profit / (loss) per ordinary share (in PLN)	59	1.20	1.11

CHANGES IN CONSOLIDATED OWN EQUITY

	for the period	01.01-30.06 2002	01.01.-31.12 2001	01.01-30.06 2001
I. Opening balance		5,836,510	3,156,687	3,156,687
a) changes in adopted accounting principles		44,213	-	-
b) corrections of fundamental errors		-	-	-
I.a. Opening balance, after reclassifications to conform with current year presentation		5,880,723	3,156,687	3,156,687
1. Opening balance of share capital		430,308	279,670	279,670
1.1. Changes in share capital		70,594	150,638	150,638
a) increases (in respect of)		70,594	150,638	150,638
- issue of shares		-	150,638	150,638
- conversion of the Special Bonds		70,594	-	-
b) decreases (in respect of)		-	-	-
- redemption of shares		-	-	-
1.2. Closing balance		500,902	430,308	430,308
2. Opening balance of unpaid contribution to share capital		-	-	-
2.1. Changes in unpaid contribution to share capital				
a) increase				
b) decrease				
2.2. Closing balance				
3. Own shares - opening balance		-	-	-
a) increase				
b) decrease				
3.1. Own shares - closing balance				

4. Opening balance of equity reserves	**3,059,638**	**538,000**	**538,000**
3.1. Changes in equity reserves	0	2,521,638	2,507,557
a) increases (in respect of)	0	2,521,638	2,507,557
- issue of shares with premium		2,485,534	2,485,534
- distribution of profit (according to the law regulations)	-	-	-
- distribution of profit (voluntary)	-	35,132	21,051
- increases in DM BH group		972	972
b) decreases (in respect of)	-	-	-
- covered loss of prior period			
4.2. Closing balance of equity reserves	**3,059,638**	**3,059,638**	**3,045,557**
5. Opening balance of revaluation reserve	**76,958**	**77,860**	**77,860**
5.1. Changes in revaluation reserve	(30,900)	(902)	(242)
a) increase (in respect of)	15,167	-	-
- revaluation of financial assets	15,167		
b) decrease (in respect of)	(46,067)	(902)	(242)
- sale and liquidation of fixed assets	(46,067)	(893)	(242)
- contribution of COK BH to DM BH	-	(9)	-
5.2. Closing balance of revaluation reserve	**46,058**	**76,958**	**77,618**
6. Opening balance of general risk fund	**390,000**	**340,000**	**340,000**
6.1. Changes in general risk fund	-	50,000	50,000
a) increase (in respect of)	-	50,000	50,000
- distribution of profit		50,000	50,000
b) decrease (in respect of)	-	-	-
6.2. Closing balance of general risk fund	**390,000**	**390,000**	**390,000**
7. Opening balance of other reserves	**1,708,089**	**1,729,571**	**1,729,571**
7.1. Changes in other reserves	(24,179)	(21,482)	(22,133)
a) increase (in respect of)	46,415	893	242
- distribution of profit	312	-	-
- realization of revaluation reserve	46,067	893	242
- transfer of the Group's prior year profit	36	-	-
b) decreases (in respect of)	(70,594)	(22,375)	(22,375)
- conversion of the Special Bonds	(70,594)	-	-
- transfer of the Group's prior year profit	-	(22,375)	(22,375)
7.2. Closing balance of other reserves	**1,683,910**	**1,708,089**	**1,707,438**
8. Opening balance of FX differences arising on translation of subordinated entities	**8,231**	**9,250**	**9,250**
a) increase (in respect of)	-	-	-
b) decrease (in respect of)	**(8,231)**	**(1,019)**	**(4,170)**
8.1. Closing balance of FX differences arising on translation of subordinated entities	**-**	**8,231**	**5,080**
9. Opening balance of undistributed profit or not covered loss	**163,286**	**182,336**	**182,336**
9.1. Opening balance of undistributed profit	163,286	182,336	182,336
a) changes in adopted accounting principles	44,213	-	-
b) corrections of fundamental errors	-	-	-
9.2. Opening balance of undistributed profit, after reclassifications to conform to current year presentation	207,499	182,336	182,336
9.3. Change of undistributed profit	(155,441)	(182,336)	(168,255)
a) increase (in respect of)	-	14,081	14,081
- prior years' profit distribution	-	-	-
- contribution of COK BH to DM BH		14,081	14,081
b) decrease (in respect of)	(155,441)	(196,417)	(182,336)
- charge to equity reserve of parent entity	(312)	(71,052)	(71,052)
- dividend paid by parent entity	(163,324)	(130,659)	(130,659)
- charges to special fund-employee fund of parent entity	-	(3,000)	(3,000)
- transfer for the Group's entity	8,195	8,294	22,375
9.4. Closing balance of undistributed profit	52,058	-	14,081
9.5. Opening balance of not covered loss	-	-	-
a) changes in adopted accounting principles			
b) corrections of fundamental errors			

9.6. Opening balance of not covered loss, after reclassifications to conform with current year presentation			
9.7. Change in not covered loss from previous years			
a) increase (in respect of)			
- loss to be covered in the following years			
b) decrease (in respect of)			
9.8. Closing balance of not covered loss			
9.9. Closing balance of undistributed profit or not covered loss	**52,058**	**-**	**14,081**
10. Net profit / (loss)	**142,212**	**163,286**	**148,199**
a) net profit	142,212	163,286	148,199
b) net loss			
II. Closing balance of own equity	**5,874,778**	**5,836,510**	**5,818,281**
III. Own equity after proposed profit distribution (covering loss)	**5,874,778**	**5,673,186**	**5,818,281**

CONSOLIDATED CASH FLOW STATEMENT

for the period	01.01-30.06 2002	01.01-30.06 2001
A. CASH FLOW FROM OPERATIONAL ACTIVITIES		
(indirect method)		
I. Net profit (loss)	**142,212**	**148,199**
II. Adjustments for:	**(582,262)**	**669,303**
1. Profits (losses) of minorities	-	-
2. Participation in profits (losses) of subordinated entities accounted for under the equity basis	2,290	(32,048)
3. Depreciation, including:	78,116	77,286
- charge of goodwill of subordinated entities and charge of negative goodwill of subordinated entities	-	(503)
4. Foreign exchange gains / (losses)	32,295	(187,075)
5. Interest and dividends	65,724	44,155
6. Profit / loss on investment activity	17,962	22,378
7. Changes in provisions	1,366	82,673
8. Changes in stock	-	-
9. Change in debt securities held	(1,007,757)	(1,202,275)
10. Change in amounts due from financial sector	(124,385)	2,132,427
11. Change in receivables from customers and Budget	316,482	816,618
12. Change in receivables in respect of securities subject to sale and repurchase agreements	-	-
13. Change in equity investments and in other financial assets	(27,706)	(833,373)
14. Change in amounts due to financial sector	116,029	(1,271,906)
15. Change in amounts due to customers and budget	(422,581)	422,079
16. Change in payables in respect of securities subject to sale and repurchase agreements	-	-
17. Change in securities issued	-	1,346
18. Change in other liabilities	(34,452)	78,501
19. Change in interperiod settlements	(93,491)	(195,215)
20. Change in deferred income	27,451	36,320
21. Other items	470,395	677,412
III. Net cash flow from operating activity (I +/- II) - indirect method	**(440,050)**	**817,502**

B. CASH FLOW FROM INVESTMENT ACTIVITIES		
I. Cash inflows	**760,603**	**86,610**
1. Sale of investments in subsidiary undertakings	73,287	-
2. Sale of investments in joint ventures	-	-
3. Sale of investments in associated undertakings	8,091	41,774
4. Sale of other investments, other securities and other financial assets	578,117	16,575
5. Sale of intangible and tangible fixed assets	93,129	1,329
6. Sale of investments in real estate and intangible fixed assets	-	-
7. Other inflows	7,979	26,932
II. Cash outflows	**(251,461)**	**(153,170)**
1. Acquisition of investments in subsidiary undertakings	(10,627)	(38,696)
2. Acquisition of investments in joint ventures	-	-
3. Acquisition of investments in associated undertakings	-	-
4. Acquisition of other investments, other securities and other financial assets	(177,081)	(33)
5. Acquisition of intangible and tangible fixed assets	(63,753)	(109,927)
6. Acquisition of investments in real estate and intangible fixed assets	-	-
7. Other outflows	-	(4,514)
III. Net cash flow from investment activity (I-II)	**509,142**	**(66,560)**
C. CASH FLOW FROM FINANCIAL ACTIVITIES		
I. Cash inflows	**0**	**15,189**
1. Long-term loans taken from banks	-	-
2. Long-term loans taken from other than banks financial institutions	-	-
3. Issuance of debt securities	-	-
4. Increase in subordinated debt	-	-
5. Inflows from issuance of own shares	-	-
6. Other inflows	-	15,189
II. Cash outflows	**(961,430)**	**(487,519)**
1. Repayment of long-term loans to banks	(882,634)	(396,603)
2. Repayment of long-term loans to other institutions	-	-
3. Redemption of debt securities	-	-
4. Decrease in financial liabilities	-	-
5. Payments related to financial lease agreements	-	-
6. Change in subordinated debt	-	-
7. Payment of dividends and other payments to owners	-	-
7. Payment of dividends and other payments to minorities		-
9. Payments related to profit distributions, other than dividend	-	-
10. Purchase of own shares	-	-
11. Other outflows	(78,796)	(90,916)
III. Net cash flow from financial activity (I-II)	**(961,430)**	**(472,330)**
D. CHANGE IN NET CASH FLOW, TOTAL (A+/-B+/-C)	**(892,338)**	**278,612**
E. BALANCE SHEET CHANGE IN CASH	**(892,338)**	**278,612**
- in this change in cash arising on FX differences on foreign currencies	54,743	(6,437)
F. CASH AT THE BEGINNING OF REPORTING PERIOD	**2,726,426**	**834,342**
G. CASH AT THE END OF REPORTING PERIOD (F+/- D)	**1,834,088**	**1,112,954**
- including the one with limited possibility of disposal	-	-

EXPLANATORY NOTES

NOTES TO CONSOLIDATED BALANCE SHEET

Note 1

CASH AND DUE FROM NBP	first half of 2002	2001	first half of 2001
1. Current placements a'vista	1,139,203	2,322,443	1,223,239
2. Obligatory reserve	-	-	-
3. Amounts of Bank Guarantee Fund	-	-	-
4. Other	0	0	2
Total cash and due from NBP	**1,139,203**	**2,322,443**	**1,223,241**

CASH (CURRENCY STRUCTURE)	first half of 2002	2001	first half of 2001
a. in PLN	1,088,919	2,255,307	1,173,918
b. in foreign currencies (in currency and converted into PLN)	50,284	67,136	49,323
b1. unit/currency DEM '000	-	15,190	7,176
PLN '000		27,352	12,395
b2. unit/currency EUR '000	4,663	-	-
PLN '000	18,693		
b3. unit/currency USD '000	6,471	7,516	6,270
PLN '000	26,154	29,961	25,001
b4. other currencies (PLN '000)	5,437	9,823	11,927
Total cash	**1,139,203**	**2,322,443**	**1,223,241**

Cash balances pledged or assigned:

- the Bank maintained obligatory reserve on a current account at the NBP, with the declared balance on these at 30 June 2002, amounting to PLN 852,987 thousand (at 31 December 2001, the corresponding amount was PLN : 858,712 thousand, 30 June 2001: 774,443 thousand).

As of 31 December 2001 cash balances held included PLN 95,000 thousand of obligatory reserve, which under NBP regulations must be held as a minimum balance of vault cash (at 30 June 2001, the corresponding amount was PLN 86,000 thousand),

The Bank may draw on its obligatory reserve provided that the sum total of the average monthly balance on its current account at the NBP and the balance of vault cash in zloty held at the Bank is no less than the declared reserve balance.

Note 2

DUE FROM OTHER FINANCIAL INSTITUTIONS (BY CATEGORY)	first half of 2002	2001	first half of 2001
a. Current accounts	927,432	3,297,881	3,253,177
b. Loans and placements, including	6,579,039	3,857,439	2,059,858
- placements in other banks and financial institutions	5,233,415	2,743,573	934,242
c) Purchased receivables	50,678	49,582	11,836
d) Realised guarantees	340	335	335
e) Other receivables (in respect of)	48,925	33,920	47,931
- receivables in the course of settlement	1,496	643	2,169
- receivables of DM BH	47,429	33,277	45,762
f) Interest:	62,478	54,220	52,487
- receivable	37,133	32,537	35,816
- overdue	25,345	21,683	16,671
Due from other financial institutions - gross	**7,668,892**	**7,293,377**	**5,425,624**
g. Provision (negative value)	(91,255)	(94,616)	(105,708)
Due from other financial institutions - net	**7,577,637**	**7,198,761**	**5,319,916**

At 30 June 2002, gross loans extended to lease finance companies amounted to PLN 1,099,676 thousand (at 31 December 2001, the corresponding amount was PLN 684,309 thousand; 30 June 2001: PLN 709,847 thousand), while debt purchased from lease finance companies stood at PLN 21,866 thousand (at 31 December 2001, the corresponding amount was PLN 21,961 thousand: 30 June 2001: PLN 463 thousand).

DUE FROM OTHER FINANCIAL INSTITUTIONS (by time to maturity)	first half of 2002	2001	first half of 2001
a. Current accounts	976,357	3,331,801	3,301,108
b. Term, with maturity from balance sheet date:	6,630,057	3,907,356	2,072,029
- up to 1 month	4,715,908	2,013,423	728,140
- 1 month - 3 months	670,438	808,984	197,800
- 3 months - 1 year	263,485	216,485	386,419
- 1 year - 5 years	828,299	706,601	615,884
- over 5 years	36,741	41,880	21,709
- matured before balance sheet date	115,186	119,983	122,077
c. Interest	62,478	54,220	52,487
- receivable	37,133	32,537	35,816
- overdue	25,345	21,683	16,671
Due from other financial institutions - gross	**7,668,892**	**7,293,377**	**5,425,624**

DUE FROM OTHER FINANCIAL INSTITUTIONS (by contractual maturity)	first half of 2002	2001	first half of 2001
a. Current accounts	976,358	3,331,801	3,301,108
b. Term, with maturity from balance sheet date:	6,630,056	3,907,356	2,072,029
- up to 1 month	3,450,704	1,395,691	618,693
- 1 month - 3 months	1,854,286	1,279,878	178,995
- 3 months - 1 year	100,517	194,716	336,641
- 1 year - 5 years	803,027	807,487	701,987
- over 5 years	421,522	229,584	235,713
c. Interest	62,478	54,220	52,487
- receivable	37,133	32,537	35,816
- overdue	25,345	21,683	16,671
Due from other financial institutions - gross	**7,668,892**	**7,293,377**	**5,425,624**

Interest on amounts receivable from financial institutions is shown in the balance sheet under "Due from financial institutions, term"

DUE FROM OTHER FINANCIAL INSTITUTIONS (by currency structure)	first half of 2002	2001	first half of 2001
a. in PLN	1,109,150	820,616	1,593,055
b. in foreign currencies (in currency and converted into PLN)	6,559,742	6,472,761	3,832,569
b1. unit/currency CHF '000	95,454	61,990	17,578
PLN '000	259,884	147,289	39,041
b2. unit/currency EUR '000	290,388	550,050	216,885
PLN '000	1,164,194	1,937,221	732,702
b3. unit/currency USD '000	1,171,216	1,038,291	670,767
PLN '000	4,733,821	4,138,938	2,674,417
b4. unit/currency clearing dollars '000	50,317	50,317	37,595
PLN '000	203,345	199,260	148,484
b5. other currencies (in PLN '000)	198,498	50,053	237,925
Due from other financial institutions - gross	**7,668,892**	**7,293,377**	**5,425,624**

DUE FROM OTHER FINANCIAL INSTITUTIONS - GROSS	first half of 2002	2001	first half of 2001
1. Normal	7,252,501	6,918,504	5,062,239
2. Watch	203,539	169,100	187,720
3. Irregular, in this:	150,358	151,481	122,995
- substandard	16,390	26,491	128
- doubtful	19,031	5,599	1,556
- loss	114,937	119,391	121,311
4. Purchased receivable discount	16	72	183
5. Accrued interest	62,478	54,220	52,487
a) receivable	37,133	32,537	35,816
b) overdue	25,345	21,683	16,671
- from normal and watch receivables	344	275	368
- from loss receivables	25,001	21,408	16,303
Due from other financial institutions - gross	**7,668,892**	**7,293,377**	**5,425,624**

LEGAL COLLATERAL DIMINISHING BASIS FOR CALCULATION OF SPECIFIC PROVISIONS FOR NON-PERFORMING RECEIVABLES FROM OTHER FINANCIAL INSTITUTIONS	first half of 2002	2001	first half of 2001
a) watch	-	-	-
b) irregular	47,277	43,458	28,124
- substandard	5,971	7,005	128
- doubtful	11,652	2,001	889
- loss	29,654	34,452	27,107
Total legal collateral diminishing basis for calculation of specific provisions for non-performing receivables from other financial institutions	**47,277**	**43,458**	**28,124**

PROVISIONS FOR RECEIVABLES FROM OTHER FINANCIAL INSTITUTIONS	first half of 2002	2001	first half of 2001
a) watch	-	3,980	11,157
b) irregular	91,255	90,636	94,551
- substandard	2,084	3,897	-
- doubtful	3,889	1,799	334
- loss	85,282	84,940	94,217
Total provisions for receivables from other financial institutions	**91,255**	**94,616**	**105,708**

MOVEMENTS IN PROVISIONS FOR RECEIVABLES FROM OTHER FINANCIAL INSTITUTIONS	first half of 2002	2001	first half of 2001
Opening balance	94,616	115,921	115,921
a) increases (in respect of)	6,199	13,604	6,171
- charges to provisions	4,472	13,603	2,613
- FX differences	478	-	3,558
- reclassifications	1,249	-	-
- other	-	1	-
b) use (in respect of)	-	(26)	(26)
- write-offs		(26)	(26)
c) release (in respect of)	(9,560)	(34,883)	(16,358)
- release of provisions	(9,560)	(33,952)	(11,953)
- FX differences	-	(26)	(55)
- reclassifications	-	(905)	(4,228)
- other	-	-	(122)
2. Provisions for receivables from other financial institutions - closing balance	**91,255**	**94,616**	**105,708**
3. Required level of provisions for amounts due from other financial institutions at the end of the period, as per regulations being in force	**91,056**	**90,635**	**94,512**

RECEIVABLES (GROSS) FROM OTHER FINANCIAL INSTITUTIONS	first half of 2002	2001	first half of 2001
a) from subordinated entities accounted for under the equity method	1,025,773	180,238	165,177
b) from other entities	6,643,119	7,113,139	5,260,447
Total receivables from other financial institutions	**7,668,892**	**7,293,377**	**5,425,624**

As at 30 June 2002 mounts due from other financial institutions include legally binding charges amounting to PLN 50,413 thousand (31 December 2001: PLN 37,265 thousand, 30 June 2001: PLN 17,174 thousand), which include:

- funds for the Stock Exchange Guarantee Fund amounting to PLN 1,717 thousand representing collateral against obligations of the Bank's Brokerage House arising on operations in securities (31 December 2001: PLN 8,310 thousand, 30 June 2001: PLN 5,471 thousand),
- placements in financial institutions amounting to PLN 47,289 thousand representing collateral against transactions on derivative financial instruments (31 December 2001: PLN 26,589 thousand, 30 June 2001: PLN 7,575 thousand),
- placement representing a collateral against term contracts in the National Depository of Securities amounting to PLN 1,407 thousand (31 December 2001: PLN 2,366 thousand, 30 June 2001: PLN 2,028 thousand).

As of 30 June 2002 amounts due from financial institutions include a settlement deposit for term contracts in the National Depository of Securities amounting to PLN 2,100 thousand.

Amounts due from financial institutions – demand included PLN 203,345 thousand denominated in clearing dollars and held at a foreign bank on behalf of one of the Bank's customers, relating to settlements with Turkey (at 31 December 2001, the corresponding amount was PLN 199,260 thousand; 30 June 2001: PLN 148,484 thousand).

Data presented in note 2 include also amounts due from subordinated undertakings accounted for under the equity method.

Note 3

RECEIVABLES FROM CUSTOMERS (BY CATEGORY)	first half of 2002	2001	first half of 2001
a. Loans	14,297,792	14,603,440	15,746,611
b. Purchased receivables	294,960	256,689	105,465
c. Realised guarantees	49,046	43,720	29,144
d. Other receivables (in respect of)	20,093	8,069	21,317
- receivables in the course of settlement	15,476	6,149	17,917
- receivables of DM BH	4,617	1,920	3,400
e. Interest	437,096	357,909	343,817
- receivable	176,459	115,038	128,227
- overdue	260,637	242,871	215,590
Receivables from customers - gross	**15,098,987**	**15,269,827**	**16,246,354**
f. Provision	(1,222,969)	(1,099,443)	(961,761)
Receivables from customers - net	**13,876,018**	**14,170,384**	**15,284,594**

RECEIVABLES FROM CUSTOMERS (by term to maturity)	first half of 2002	2001	first half of 2001
a. Current accounts	4,513,751	3,535,267	4,008,838
b. Term, with maturity from balance sheet date:	10,148,140	11,376,651	11,893,699
- up to 1 month	2,775,452	3,061,325	2,892,660
- 1 month - 3 months	1,249,302	1,279,378	1,128,611
- 3 months - 1 year	1,714,721	2,575,338	3,011,907
- 1 year - 5 years	2,805,264	2,640,383	2,908,389
- over 5 years	594,726	662,804	770,743
- matured before balance sheet date	1,008,675	1,157,423	1,181,389
c. Interest	437,096	357,909	343,817
- receivable	176,459	115,038	128,227
- overdue	260,637	242,871	215,590
Receivables from customers - gross	**15,098,987**	**15,269,827**	**16,246,354**

RECEIVABLES FROM CUSTOMERS (by contractual maturity)	first half of 2002	2001	first half of 2001
a. Current accounts	4,513,751	3,535,267	4,008,838
b. Term, with maturity from balance sheet date:	10,148,140	11,376,651	11,893,699
- up to 1 month	1,363,527	1,694,690	1,613,098
- 1 month - 3 months	1,207,515	880,336	1,421,744
- 3 months - 1 year	2,628,651	3,662,241	3,205,460
- 1 year - 5 years	2,611,390	2,941,983	3,012,539
- over 5 years	2,337,057	2,197,401	2,640,858
c. Interest	437,096	357,909	343,817
- receivable	176,459	115,038	128,227
- overdue	260,637	242,871	215,590
Receivables from customers - gross	**15,098,987**	**15,269,827**	**16,246,354**

Interest on receivables from customers and Budget are recognized as term receivables in balance sheet.

RECEIVABLES FROM CUSTOMERS (by currency structure)	first half of 2002	2001	first half of 2001
a. in PLN	10,477,057	10,839,099	11,146,974
b. in foreign currencies (by currency and converted into PLN)	4,621,930	4,430,728	5,099,380
b1. unit/currency CHF '000	265,966	196,213	161,023
PLN '000	724,120	466,201	357,632
b2. unit/currency EUR '000	594,558	600,682	421,742
PLN '000	2,383,641	2,115,541	1,424,770
b3. unit/currency USD '000	295,334	392,864	489,947
PLN '000	1,193,679	1,566,075	1,953,466
b4. other currencies (in PLN '000)	320,490	282,911	1,363,512
Receivables from customers - net	**15,098,987**	**15,269,827**	**16,246,354**

RECEIVABLES FROM CUSTOMERS - GROSS	first half of 2002	2001	first half of 2001
1. Normal	8,383,677	9,872,010	10,777,524
2. Watch	1,411,554	1,104,484	1,721,359
3. Non-performing loans, in this:	4,866,660	3,935,424	3,403,654
- substandard	1,451,735	1,129,860	1,235,143
- doubtful	1,934,343	1,616,663	1,200,185
- loss	1,480,582	1,188,901	968,326
4. Interest:	437,096	357,909	343,817
a. receivable	176,459	115,038	128,227
b. overdue	260,637	242,871	215,590
- on normal and watch loans	3,328	7,500	5,035
- on non-performing loans	257,309	235,371	210,555
Receivables from customers - gross	**15,098,987**	**15,269,827**	**16,246,354**

COLLATERAL REDUCING SPECIFIC PROVISIONS AGAINST RECEIVABLES FROM CUSTOMERS	first half of 2002	2001	first half of 2001
a) normal	-	-	-
b) watch	-	-	-
c) non-performing	3,016,322	2,210,362	1,963,687
- substandard	888,799	616,460	895,934
- doubtful	1,539,697	1,166,293	770,825
- loss	587,826	427,609	296,928
Total collateral reducing specific provisions against receivables from customers	**3,016,322**	**2,210,362**	**1,963,687**

PROVISIONS FOR NON-PERFORMING RECEIVABLES FROM CUSTOMERS	first half of 2002	2001	first half of 2001
a) normal	-	36	-
b) watch	454	1,209	807
c) non-performing	1,222,515	1,098,198	960,954
- substandard	124,314	102,683	68,926
- doubtful	198,249	233,126	216,803
- loss	899,952	762,389	675,225
Total provisions for non-performing receivables from customers	**1,222,969**	**1,099,443**	**961,761**

MOVEMENTS IN PROVISIONS FOR NON-PERFORMING RECEIVABLES FROM CUSTOMERS	first half of 2002	2001	first half of 2001
Opening balance	1,099,443	749,541	749,541
a) increases (in respect of)	431,810	783,200	391,462
- charges to provisions	422,280	658,043	266,882
- merger of the Bank with CPSA	-	117,111	117,111
- reclassification of assets	5,195	6,275	7,347
- FX differences	4,335	1,771	-
- other	-	-	122
b) write-offs (in respect of)	(17,832)	(323)	(1,590)
- write-offs	(17,832)	(323)	(1,590)
c) release (in respect of)	(290,452)	(432,975)	(177,652)
- release of provisions	(282,852)	(380,432)	(161,937)
- contribution in kind of COK BH to DM BH	-	(23)	(23)
- reclassification of assets	(6,466)	(3,771)	(707)
- FX differences	(1,134)	(48,749)	(14,985)
Closing balance	**1,222,969**	**1,099,443**	**961,761**
3. Required level of provisions for amounts due from customers at the end of the period, as per regulations being in force	**1,202,666**	**1,089,157**	**953,920**

RECEIVABLES (GROSS) FROM CUSTOMERS	first half of 2002	2001	first half of 2001
a) from subordinated entities accounted for under the equity method	-	-	-
b) from other entities	15,098,987	15,269,827	16,246,345
Total receivables from customers	**15,098,987**	**15,269,827**	**16,246,345**

Note 4

RECEIVABLES FROM BUDGET (BY CATEGORY)	first half of 2002	2001	first half of 2001
a. Loans	8,169	28,986	11,057
b. Purchased receivables	-	-	1,528
c. Realised guarantees	-	-	-
d. Other receivables (in respect of)	13	167	175
- receivables of DM BH	13	167	175
e. Interest	1,451	2,597	3,363
- receivable	1,451	2,597	3,363
- overdue	-	-	-
Receivables from Budget - gross	**9,633**	**31,750**	**16,123**
7. Provision	-	-	-
Receivables from Budget - net	**9,633**	**31,750**	**16,123**

RECEIVABLES FROM BUDGET (by term to maturity)	first half of 2002	2001	first half of 2001
a. Current accounts	377	20,266	9,188
b. Term, with maturity from balance sheet date:	7,805	8,887	3,572
- up to 1 month	272	269	1,720
- 1 month - 3 months	516	608	33
- 3 months - 1 year	4,114	2,630	360
- 1 year - 5 years	2,903	5,380	1,459
- over 5 years	-	-	-
- matured before balance sheet date	-	-	-
c. Interest	1,451	2,597	3,363
- receivable	1,451	2,597	3,363
- overdue	-	-	-
Receivables from Budget - gross	**9,633**	**31,750**	**16,123**

RECEIVABLES FROM BUDGET (by contractual maturity)	first half of 2002	2001	first half of 2001
a. Current accounts	377	20,266	9,188
b. Term, with maturity from balance sheet date:	7,805	8,887	3,572
- up to 1 month	13	-	1,703
- 1 month - 3 months	-	-	-
- 3 months - 1 year	1,325	2,175	-
- 1 year - 5 years	6,467	6,712	1,869
- over 5 years	-	-	-
c. Interest	1,451	2,597	3,363
- receivable	1,451	2,597	3,363
- overdue	-	-	-
Receivables from Budget - gross	**9,633**	**31,750**	**16,123**

Interest on receivables from State Budget are recognized as term receivables in balance sheet.

RECEIVABLES FROM BUDGET (by currency structure)	first half of 2002	2001	first half of 2001
a. in PLN	9,151	31,264	14,595
b. in foreign currencies (by currency and converted into PLN)	482	486	1,528
b1. unit/currency EUR '000	120	138	-
PLN '000	482	486	
b2. unit/currency USD '000	-	-	383
PLN '000			1,528
Receivables from Budget - net	**9,633**	**31,750**	**16,123**

RECEIVABLES FROM BUDGET - GROSS	first half of 2002	2001	first half of 2001
1. Normal	8,182	29,153	12,760
2. Watch	-	-	-
3. Non-performing loans, in this:	-	-	-
- substandard			
- doubtful			
- loss			
4. Interest:	1,451	2,597	3,363
a. receivable	1,451	2,597	3,363
b. overdue	-	-	-
- on normal and watch loans			
- on non-performing loans			
Receivables from Budget - gross	**9,633**	**31,750**	**16,123**

COLLATERAL REDUCING SPECIFIC PROVISIONS AGAINST RECEIVABLES FROM BUDGET	first half of 2002	2001	first half of 2001
a) normal			
b) watch			
c) non-performing			
- substandard			
- doubtful			
- loss			
Total collateral reducing specific provisions against receivables from Budget	-	-	-

PROVISIONS FOR NON-PERFORMING RECEIVABLES FROM BUDGET	first half of 2002	2001	first half of 2001
a) normal			
b) watch			
c) non-performing			
- substandard			
- doubtful			
- loss			
Total provisions for non-performing receivables from Budget	-	-	-

MOVEMENTS IN PROVISIONS FOR NON-PERFORMING RECEIVABLES FROM BUDGET	first half of 2002	2001	first half of 2001
Opening balance	-	-	-
a) increases (in respect of)			
b) write-offs (in respect of)			
c) release (in respect of)			
Closing balance	-	-	-
3. Required level of provisions for amounts due from Budget at the end of the period, as per regulations being in force	-	-	-

Note 5

RECEIVABLES SUBJECT TO SECURITIES SALE AND REPURCHASE AGREEMENTS	first half of 2002	2001	first half of 2001
a) financial sector			
b) non-financial sector			
c) State budget			
d) interest			
Total receivables subject to securities sale and repurchase agreement	-	-	-

Note 6

DEBT SECURITIES	first half of 2002	2001	first half of 2001
a. Issued by central banks, of which:	632,010	618,053	2,084,472
- bonds denominated in foreign currencies	-	-	-
b. Issued by other banks, of which:	-	22,163	17,912
- denominated in foreign currencies		14,715	13,737
c. Issued by other financial undertakings, of which:	85,684	40,891	40,977
- denominated in foreign currencies	59,630	-	-
d. Issued by non-financial undertakings, of which:	204,356	171,013	279,508
- denominated in foreign currencies	67	53,081	51,474
e. Issued by State Budget, of which:	2,158,419	1,610,377	801,861
- denominated in foreign currencies	-	-	-
f. Issued by local authorities, of which:	-	-	1,329
- denominated in foreign currencies			-
g. Repurchased own securities	-	-	-
Total debt securities	**3,080,469**	**2,462,497**	**3,226,059**

DEBT SECURITIES (BY CATEGORY)	first half of 2002	2001	first half of 2001
1. Issued by State Budget, of which:	2,158,419	1,610,377	801,861
a) bonds	1,679,347	339,821	490,114
b) treasury bills	479,072	1,270,556	311,747
c) other (by type):	-	-	-
2. Issued by parent entity, of which:	-	-	-
a) bonds			
b) other (by type)			
4. Issued by material investor, of which:	-	-	-
a) bonds			
b) other (by type)			

4. Issued by subsidiary undertakings, of which:	59,630	52,384	50,248
a) bonds	59,630	52,384	50,248
b) other (by type)			
5. Issued by joint ventures, of which:	-	-	-
a) bonds			
b) other (by type)			
6. Issued by associated undertakings, of which:	-	-	-
a) bonds			
b) other (by type)			
7. Issued by other entities, of which:	862,420	799,737	2,373,950
a) bonds	816,800	676,916	779,701
b) other (by type)	45,620	122,821	1,594,249
- money bills	-	-	1,438,420
- commercial papers	45,620	108,106	137,917
- certificates of deposit	-	-	4,175
- bills of exchange issued by foreign banks	-	-	-
- right to participate in profits	-	14,715	13,737
Total debt securities	**3,080,469**	**2,462,497**	**3,226,059**

MOVEMENTS IN DEBT SECURITIES	**first half of 2002**	**2001**	**first half of 2001**
Opening balance	2,462,497	1,454,331	1,454,331
a) increases (in respect of)	41,122,710	82,186,635	36,424,443
- purchases	41,063,908	81,463,680	35,716,965
- Bank's merger with CPSA	-	675,358	675,358
- release of provisions	-	6,819	6,457
- write offs of provisions	-	3,563	-
- valuation adjustments	23,706	474	-
- FX differences	9,245	321	306
- other (amortisation of discount, premium, interest)	25,851	36,420	25,357
b) decreases (in respect of)	(40,504,738)	(81,178,469)	(34,652,715)
- sale	(40,496,980)	(81,105,849)	(34,600,459)
- conversion of convertible bonds	-	(40,000)	(40,000)
- contribution in kind of COK BH to DM BH	-	(23)	(23)
- provisions for permanent diminution in value	(6,806)	-	-
- reclassifications of provisions	-	(4,493)	-
- FX differences	-	(7,515)	(10,127)
- reclassification of valuation	(265)	-	-
- other (amortisation of discount, premium, interest)	(687)	(20,589)	(517)
Closing balance	**3,080,469**	**2,462,497**	**3,226,059**

At 30 June 2002, the Bank's holdings of debt securities included treasury bills with a face value of PLN 81,380 thousand securing the Bank's commitments to the Bank Guarantee Fund (at 31 December 2001 the corresponding amount was PLN 83,880 thousand; 30 June 2001: PLN 57,690 thousand).

At 30 June 2002, the Bank's holdings of debt securities also included bonds issued by the National Bank of Poland with a face value of PLN 632,010 thousand. These bonds were acquired on 30 September 1999, under an issue for banks in connection with the lowering of the reserve ratio, which determines the required reserves to be maintained by banks at the NBP. Interest on these bonds is indexed to the CPI for the particular months of the year. This interest is accrued on the basis of the cumulative CPI for the particular months of the year.

At 30 June 2002, the Bank's holdings of debt securities issued by non-financial undertakings included non-interest-bearing convertible bonds issued by the Bank's subsidiary Handlowy Investments SA, with a value of LUF 600 million, which on that date was equivalent to PLN 59,630 thousand. These bonds are convertible into shares at a ratio of one bond, face value LUF 1,000, to one share of the same face value. The redemption date for the bonds is 20 August 2004.

Note 7

INVESTMENTS IN SUBSIDIARY UNDERTAKINGS ACCOUNTED FOR UNDER THE EQUITY METHOD	first half of 2002	2001	first half of 2001
a) in banks	-	-	81,070
b) in other financial institutions	210,925	51,435	78,974
c) in non-financial institutions	-	-	-
Total investments in subsidiary undertakings	**210,925**	**51,435**	**160,044**

MOVEMENTS IN INVESTMENTS IN SUBSIDIARY UNDERTAKINGS ACCOUNTED FOR UNDER THE EQUITY METHOD	first half of 2002	2001	first half of 2001
Opening balance	51,435	61,822	61,822
- change in adopted accounting policies	149,603	-	-
Opening balance as at 01/01/2002	201,038	61,822	61,822
a) increases (in respect of)	9,887	97,472	109,269
- purchases	-	32,696	32,696
- FX differences	4,515	-	-
- revaluation	5,372	9,584	21,381
- reclassifications	-	55,192	55,192
b) decreases (in respect of)	-	(107,859)	(11,047)
- liquidation		(25,570)	-
- write offs		(54,046)	-
- revaluation		(21,417)	-
- FX differences		(6,826)	(11,047)
Closing balance	**210,925**	**51,435**	**160,044**

Note 8

INVESTMENTS IN JOINT VENTURES ACCOUNTED FOR UNDER THE EQUITY METHOD	first half of 2002	2001	first half of 2001
a) in banks	-	-	-
b) in other financial institutions	20,661	25,077	36,298
c) in non-financial institutions	-	-	-
Total investments in joint ventures accounted for under the equity method	**20,661**	**25,077**	**36,298**

MOVEMENTS IN INVESTMENTS IN JOINT VENTURES ACCOUNTED FOR UNDER THE EQUITY METHOD	first half of 2002	2001	first half of 2001
Opening balance	25,077	39,440	39,440
- change in adopted accounting policies and additional entities accounted for under the equity method	4,591	-	-
Opening balance as at 01/01/2002	29,668	39,440	39,440
a) increases (in respect of)	-	30,000	-
- purchases		30,000	
b) decreases (in respect of)	(9,007)	(44,363)	(3,142)
- revaluation	(9,007)	(44,363)	(3,142)
Closing balance	**20,661**	**25,077**	**36,298**

Note 9

INVESTMENTS IN ASSOCIATED UNDERTAKINGS ACCOUNTED FOR UNDER THE EQUITY METHOD	first half of 2002	2001	first half of 2001
a) in banks	-		100,987
b) in other financial institutions	6,746		-
c) in non-financial institutions	-		-
Total investments in associated undertakings accounted for under the equity method	**6,746**	**-**	**100,987**

MOVEMENTS IN INVESTMENTS IN SUBSIDIARY UNDERTAKINGS ACCOUNTED FOR UNDER THE EQUITY METHOD	first half of 2002	2001	first half of 2001
Opening balance	-	264,164	264,164
- change in adopted accounting policies and additional entities accounted for under the equity method	5,138	-	-
Opening balance as at 01/01/2002	5,138		
a) increases (in respect of)	1,608	-	-
- revaluation	1,608		
b) decreases (in respect of)	-	(264,164)	(163,177)
- sale		(163,587)	(49,437)
- reclassification of entity		(87,924)	(87,924)
- FX differences		(12,653)	(25,816)
Closing balance	**6,746**	**-**	**100,987**

Note 10

	INVESTMENTS IN SUBORDINATED UNDERTAKINGS											30.06.2002
No.	a	b	c	d	e	f	g	h	i	j	k	l
	Name of undertaking (legal form)	Location	Activity	Capital relationship (subsidiary, joint venture, associated including direct and indirect relationship)	consolidation method/ equity method/ exclusion from consolidation/equity method accounting	Acquisition date / control taking date	Value at cost	Adjustments (total)	Book value of investment	Holding of share capital	Voting power at the General Meeting	Relationships other than mentioned in j) or k)
1	CITILEASING Sp. z o.o.	Warsaw	Leasing	Subsidiary undertaking	equity method	04.03.1996	120,000	20,429	140,429	100.00	100.00	-
2	DOM MAKLERSKI BANKU HANDLOWEGO SA	Warsaw	Brokerage	Subsidiary undertaking	fully consolidated	28.02.2001	70,950	(70,950)	-	100.00	100.00	-
3	BANK ROZWOJU CUKROWNICTWA S.A.	Poznań	Banking	Subsidiary undertaking	excluded from consolidation / equity method	18.09.1997	51,749	(26,088)	25,661	97.44	88.16	-
4	TOWARZYSTWO FUND. INWEST. BH S.A.	Warsaw	Investment activity	Subsidiary undertaking	excluded from consolidation / equity method	16.04.1998	42,000	(31,670)	10,330	100.00	100.00	-
5	HANDLOWY - INVESTMENTS II S.a.r.l.	Luxembourg	Investment activity	Subsidiary undertaking	equity method	05.11.1997	41,473	(24,751)	16,722	80.97	80.97	indirect relationship - see note below the table
6	HANDLOWY-INVESTMENTS S.A.[1]	Luxembourg	Investment activity	Subsidiary undertaking	equity method	27.01.1997	37,855	(33,265)	4,590	100.00	100.00	-
7	HANDLOWY INWESTYCJE Sp. z o.o.[2]	Warsaw	Investment activity	Subsidiary undertaking	equity method	16.08.1994	35,070	(4,422)	30,648	100.00	100.00	-
8	HANDLOWY INWESTYCJE II Sp. z o.o.	Warsaw	Investment activity	Subsidiary undertaking	equity method	18.02.1997	25,084	(6,547)	18,537	100.00	100.00	-
9	BUDOWA CENTRUM PLAC TEATRALNY Sp. z o.o.	Warsaw	Construction	Subsidiary undertaking	excluded from equity method	04.11.1994	20,075	(4,551)	15,524	61.25	61.25	-
10	PPH SPOMASZ Sp. z o.o.	Warsaw	Production of equipement for trade and gastronomy	Subsidiary undertaking	excluded from equity method	30.11.2001	13,502	-	13,502	100.00	100.00	-
11	HANDLOWY ZARZĄDZANIE AKTYWAMI S.A.	Warsaw	Brokerage	Subsidiary undertaking	excluded from consolidation / equity method	18.08.1999	5,000	(651)	4,349	100.00	100.00	-

No	a	m							n			o			p	r	s	t
	Name of undertaking		equity, in this:						Liabilities (in this)			Receivables (in this)			total assets	sales	unpaid shares	dividends received or receivable for the prior year
			authorised capital	unpaid capital	equity reserves	other, in this	undistributed profit (loss) for previous years	net profit (loss)		short term	long term		short term	long term				
INVESTMENTS IN SUBORDINATED UNDERTAKINGS																		30.06.2002
1	CITILEASING Sp. z o.o.	140,429	120,000	-	9,028	11,401	14,684	(3,283)	173,485	79,340	94,145	37,178	10,042	27,136	326,792	32,529	-	-
2	DOM MAKLERSKI BANKU HANDLOWEGO SA	83,979	70,950	-	2,099	10,930	7,706	3,224	110,067	110,067	-	58,065	58,065	-	200,029	9,674	-	-
3	BANK ROZWOJU CUKROWNICTWA S.A.	34,734	25,064	-	1,678	7,992	254	3,813	31	31	-	31,417	31,417	-	46,119	4,084	-	-
4	TOWARZYSTWO FUND. INWEST. BH S.A.	9,541	13,000	-	29,000	(32,459)	(32,879)	420	55	55	-	163	163	-	10,057	3,608	-	-
5	HANDLOWY - INVESTMENTS II S.a.r.l.	9,919	52,227	-	-	(42,308)	(42,337)	29	28,933	87	28,846	-	-	-	44,256	-	-	-
6	HANDLOWY-INVESTMENTS S.A.[1]	(11,732)	37,855	-	-	(49,587)	(53,116)	2,796	186,409	-	186,409	-	-	-	174,761	-	-	-
7	HANDLOWY INWESTYCJE Sp. z o.o.[2]	26,817	4	-	35,066	(8,253)	(9,827)	(2,348)	36,940	36,940	-	66	-	66	68,489	-	-	-
8	HANDLOWY INWESTYCJE II Sp. z o.o.	18,537	4	-	25,080	(6,547)	(7,789)	1,242	84	84	-	4,458	4,441	17	18,860	-	-	-
9	BUDOWA CENTRUM PLAC TEATRALNY Sp. z o.o.	Entity in liquidation																-
10	PPH SPOMASZ Sp. z o.o.	Entity in liquidation															-	-
11	HANDLOWY ZARZĄDZANIE AKTYWAMI S.A.	4,276	5,000	-	5	(729)	(892)	163	98	98	-	852	852	-	4,425	1,820	-	-

Note 10

INVESTMENTS IN SUBORDINATED UNDERTAKINGS												30.06.2002
No.	a	b	c	d	e	f	g	h	i	j	k	l
	Name of undertaking (legal form)	Location	Activity	Capital relationship (subsidiary, joint venture, associated including direct and indirect relationship)	consolidation method/ equity method/ exclusion from consolidation/equity method accounting	Acquisition date / control taking date	Value at cost	Adjustments (total)	Book value of investment	Holding of share capital	Voting power at the General Meeting	Relationships other than mentioned in j) or k)
12	HANDLOWY LEASING S.A.	Warsaw	Leasing	Subsidiary undertaking	equity method	11.04.1996	3,109	(3,109)	0	0.01	0.01	indirect relationship - see note below the table
13	BYTOM COLLECTION Sp. z o.o.	Radzionków	Clothing	Subsidiary undertaking	excluded from equity method	28.06.2002	3,004	(3,004)	0	100.00	100.00	
14	POLSKIE PRACOWNICZE TOWARZYSTWO EMERYTALNE DIAMENT S.A.	Warsaw	Insurance	Subsidiary undertaking	excluded from consolidation / equity method	19.04.2000	2,140	(928)	1,212	79.27	79.27	-
15	PKO/HANDLOWY PTE S.A.	Warsaw	Insurance	Joint venture	equity method	10.11.1998	130,000	(114,053)	15,947	50.00	50.00	-
16	HANDLOWY HELLER S.A.	Warsaw	Factoring	Joint venture	equity method	13.06.1994	2,752	1,963	4,715	25.00	25.00	indirect relationship - see note below the table
17	MOSTOSTAL ZABRZE HOLDING S.A.	Zabrze	Construction	Associated undertaking	excluded from equity method	28.06.2000	89,250	(46,318)	42,932	34.44	34.44	-
18	HORTEX HOLDING S.A.	Płońsk	Fruits and vegetables	Associated undertaking	excluded from equity method	31.10.2001	44,605	(29,952)	14,653	31.09	31.09	-
19	PIA PIASECKI S.A.	Kielce	Construction	Associated undertaking	excluded from equity method	18.05.2001	40,000	(24,400)	15,600	36.52	36.52	indirect relationship - see note below the table
20	ELEKTROMONTAŻ POZNAŃ S.A.	Poznań	Construction services	Associated undertaking	excluded from equity method	09.12.1999	13,683	-	13,683	25.30	25.30	-
21	IPC JV Sp. z o.o.	Warsaw	Construction and servicing of building	Associated undertaking	excluded from equity method	28.03.1991	4,185	(4,185)	0	31.00	31.00	-
22	KP KONSORCJUM Sp. z o.o.	Warsaw	Investment activity	Associated undertaking	equity method	01.03.1995	1,260	5,487	6,747	49.99	49.99	-

INVESTMENTS IN SUBORDINATED UNDERTAKINGS 30.06.2002

No	a	m							n			o			p	r	s	t
	Name of undertaking	equity, in this:	authorised capital	unpaid capital	equity reserves	other, in this	undistributed profit (loss) for previous years	net profit (loss)	Liabilities (in this)	short term	long term	Receivables (in this)	short term	long term	total assets	sales	unpaid shares	dividends received or receivable for the prior year
12	HANDLOWY LEASING S.A.	168	3,125	-	239	(3,196)	(3,196)	-	652,574	50,133	602,441	340,102	63,519	276,583	716,695	69,758	-	-
13	BYTOM COLLECTION Sp. z o.o.	1,500	3,004	-	11	(1,515)	(1,279)	(236)	4,843	2,273	2,570	637	637	-	6,690	4,490	-	-
14	POLSKIE PRACOWNICZE TOWARZYSTWO EMERYTALNE DIAMENT S.A.	1,062	100	-	1,668	(706)	-	(706)	328	328	-	63	34	29	1,906	-	-	-
15	PKO/HANDLOWY PTE S.A.	31,893	260,000	-	-	(228,107)	(209,845)	(18,262)	1,577	1,577	-	1,005	957	48	34,436	16,572	-	-
16	HANDLOWY HELLER S.A.	18,859	10,000	-	8,364	495	-	495	233,236	233,236	-	251,726	251,726	-	256,781	9,886	-	-
17	MOSTOSTAL ZABRZE HOLDING S.A.	118,040	20,327	-	114,305	(16,592)	(2,089)	(20,820)	164,850	164,936	454	119,973	119,973	-	332,635	152,742	-	-
18	HORTEX HOLDING S.A.	(41,838)	214,941	-	-	(256,779)	(221,000)	(35,779)	295,004	287,528	7,476	62,733	56,833	5,900	284,003	322,683	-	-
19	PIA PIASECKI S.A.	(141,821)	21,907	-	78,195	(241,923)	-	(241,923)	196,550	196,550	-	26,275	26,275	-	92,016	83,886	-	-
20	ELEKTROMONTAŻ POZNAŃ S.A.	59,551	54,082	-	6,324	(855)	-	(855)	6,008	6,008	-	16,800	16,800	-	66,520	21,341	-	-
21	IPC JV Sp. z o.o.	7,648	13,500	-	445	(6,297)	(25,239)	(924)	63,041	4,031	59,010	812	812	-	71,853	6,167	-	-
22	KP KONSORCJUM Sp. z o.o.	13,496	292	-	231	12,973	9,756	3,217	640	583	57	11,808	11,808	-	17,233	8,439	-	-

Note 10

INVESTMENTS IN SUBORDINATED UNDERTAKINGS — 30.06.2002

No.	a	b	c	d	e	f	g	h	i	j	k	l
	Name of undertaking (legal form)	Location	Activity	Capital relationship (subsidiary, joint venture, associated including direct and indirect relationship)	consolidation method/ equity method/ exclusion from consolidation/equity method accounting	Acquisition date / control taking date	Value at cost	Adjustments (total)	Book value of investment	Holding of share capital	Voting power at the General Meeting	Relationships other than mentioned in j) or k)
23	ZO BYTOM S.A.	Bytom	Clothing	Associated undertaking	excluded from equity method	18.02.1993	893	(772)	121	18.46	18.46	indirect relationship - see note below the table
24	CREDITREFORM PL Sp. z o.o.	Warsaw	Businness investigation agency	Associated undertaking	excluded from equity method	29.06.1992	328	-	328	49.03	49.03	-

Ad. pos.5 As at 30.06.2002 the Bank holds indirectly an additional interest in Handlowy Investments II S.a.r.l. via Handlowy Investments S.A. - 19.03% of authorised capital. Total share of the Bank in the entity equalls to 100 % of its authorised capital.

Ad. pos.12 As at 30.06.2002 the Bank holds indirectly an additional interest in Handlowy Leasing S.A. via Handlowy Inwestycje Sp. z o.o. - 99.99% of authorised capital. Total share of the Bank in the entity equalls to 100 % of its authorised capital.

Ad. pos.16 As at 30.06.2002 the Bank holds indirectly an additional interest in Handlowy Heller S.A. via Handlowy Inwestycje Sp. z o.o. - 25% of authorised capital. Total share of the Bank in the entity equalls to 50% of its authorised capital.

Ad. poz.19 As at 30.06.2002 the Bank holds indirectly an additional interest in Pia Piasecki S.A. via Dom Maklerski Banku Handlowego SA. 5.48% of authorised capital. Total share of the Bank in the entity equalls to 42% of its authorised capital.

Ad. pos.23 As at 30.06.2002 the Bank holds indirectly an additional interest in ZO Bytom S.A. via Handlowy Inwestycje II Sp. z o.o. - 9.18% of authorised capital. Total share of the Bank in the entity equalls to 27.64% of its authorised capital.

INVESTMENTS IN SUBORDINATED UNDERTAKINGS — 30.06.2002

No	a	m							n			o			p	r	s	t
	Name of undertaking	equity, in this:							Liabilities (in this)			Receivables (in this)			total assets	sales	unpaid shares	dividends received or receivable for the prior year
			authorised capital	unpaid capital	equity reserves	other, in this				short term	long term		short term	long term				
							undistributed profit (loss) for previous years	net profit *(loss)*										
23	ZO BYTOM S.A.	(8,166)	7,500	-	2,522	(18,188)	(21,973)	(2,446)	28,581	16,447	12,134	5,694	5,694	-	22,996	14,254	-	-
24	CREDITREFORM PL Sp. z o.o.	195	670	-	17	(492)	(604)	118	320	320	-	315	315	-	591	2,229	-	-

Note 10

INVESTMENTS IN SUBORDINATED UNDERTAKINGS												30.06.2002
No.	a	b	c	d	e	f	g	h	i	j	k	l
	Name of undertaking (legal form)	Location	Activity	Capital relationship (subsidiary, joint venture, associated including direct and indirect relationship)	consolidation method/ equity method/ exclusion from consolidation/equity method accounting	Acquisition date / control taking date	Value at cost	Adjustments (total)	Book value of investment	Holding of share capital	Voting power at the General Meeting	Relationships other than mentioned in j) or k)

[1]/ Indirect relationships via Handlowy Investments S.A.

No.	a	b	c	d	e	f	g	h	i	j	k	l
25	HANDLOWY - INVESTMENTS II S.a.r.l.	Luxembourg	Investment activity	Subsidiary undertaking	equity method	05.11.1997	9,938	(6,843)	3,095	19.03	19.03	-
26	POLIMEX - CEKOP S.A.	Warsaw	Foreign trade	Associated undertaking	excluded from equity method	26.09.1997	66,139	(4,730)	61,409	36.64	36.64	indirect relationship - see note below the table
27	NIF FUND HOLDINGS PCC Ltd.	Guernsey	Investment activity	Associated undertaking	excluded from equity method	21.08.1998	26,110	-	26,110	22.68	22.68	-

Ad. poz.26 As at 30.06.2002 the Bank holds indirectly an additional interest in Polimex-Cekop S.A. via Elektromontaż Poznań S.A. - 0.01% of authorised capital and via Mostostal Zabrze Holding SA 0,28%. Total share of the Bank in the entity equalls to 36.93% of its authorised capital.

[2]/ Indirect relationships via Handlowy Inwestycje Sp. z o.o.

No.	a	b	c	d	e	f	g	h	i	j	k	l
28	HANDLOWY LEASING S.A.	Warsaw	Leasing	Subsidiary undertaking	equity method	11.04.1996	3,134	(2,966)	168	99.99	99.99	-
29	HANDLOWY HELLER S.A.	Warsaw	Factoring	Joint venture	equity method	07.01.1999	3,558	1,157	4,715	25.00	25.00	-

INVESTMENTS IN SUBORDINATED UNDERTAKINGS 30.06.2002

	a	m							n			o			p	r	s	t
No	Name of undertaking	equity, in this:							Liabilities (in this)			Receivables (in this)			total assets	sales	unpaid shares	dividends received or receivable for the prior year
			authorised capital	unpaid capital	equity reserves	other, in this	undistributed profit (loss) for previous years	net profit (loss)		short term	long term		short term	long term				
1/ Indirect relationships via Handlowy Investments S.A.																		
25	HANDLOWY - INVESTMENTS II S.a.r.l.	9,919	52,227	-	-	(42,308)	(42,337)	29	28,933	87	28,846		-	-	44,256	-	-	-
26	POLIMEX - CEKOP S.A.	127,151	24,185	-	143,748	(40,782)	(28,702)	(13,038)	187,440	159,763	27,677	180,241	152,398	27,843	356,196	70,574	-	-
27	NIF FUND HOLDINGS PCC Ltd.	bd	bd	bd	bd	bd	bd	bd	bd	bd	bd	bd	bd	bd	bd	bd	bd	-
2/ Indirect relationships via Handlowy Inwestycje Sp. z o.o.																		
28	HANDLOWY LEASING S.A.	168	3,125	-	239	(3,196)	(3,196)	-	652,574	50,133	602,441	340,102	63,519	276,583	716,695	69,758	-	-
29	HANDLOWY HELLER S.A.	18,859	10,000	-	8,364	495	-	495	233,236	233,236	-	251,726	251,726	-	256,781	9,886	-	-

Presented financial data for entities include information available at the time of preparation of these financial statements, extracted from unaudited financial statements; data for Hortex Holding S.A. are extracted from its financial statements as at 31 May 2001; data for Pia Piasecki S.A., Mostostal Zabrze Holding S.A. and ZO Bytom S.A. are extracted from published semi-annual reports for the first half of 2002

Note 11

MINORITY INVESTMENTS	first half of 2002	2001	first half of 2001
a) in other financial institutions	94,350	269,688	204,359
- short term	76,224	124,269	70,999
- long term	18,126	145,419	133,360
b) in non-financial institutions	161,153	190,315	246,637
- short term	151,409	179,359	235,694
- long term	9,744	10,956	10,943
Total minority investments	**255,503**	**460,003**	**450,996**

MOVEMENTS IN MINORITY INVESTMENTS	first half of 2002	2001	first half of 2001
opening balance	457,251	256,777	256,777
- change in adopted accounting policies and additional entities accounted for under the equity method	(121,259)	-	-
Opening balance as at 01/01/2002	335,992	-	-
a) increases (in respect of)	279,352	1,380,834	841,760
- purchases	248,461	1,083,130	646,827
- Bank's merger with CPSA	-	112,121	112,121
- release of provisions	-	4,635	4,635
- conversion of bonds into shares	-	40,000	40,000
- FX differences	4,859	1,391	-
- reclassification of entity	-	131,278	32,733
- revaluation	23,028	8,279	5,444
- other	3,004	-	-
b) decreases (in respect of)	(359,841)	(1,177,608)	(647,541)
- sale	(310,922)	(1,054,828)	(638,145)
- charges to provisions	-	(68,407)	(806)
- liquidation of entity	-	(70)	-
- reclassification of entity	-	(44,499)	-
- FX differences	(91)	(32)	(46)
- revaluation	(45,816)	(9,772)	(8,544)
- other	(3,012)	-	-
Closing balance of minority investments	**255,503**	**460,003**	**450,996**

INVESTMENTS IN OTHER UNDERTAKINGS

No.	a	b	c	d	e	f	g		h	i
	Name of undertaking (legal form)	Location	Principal activity	Book value of investment	Holding of share capital % zakładowego	Voting power at the General Meeting %	own equity, including:	- share capital	Unpaid share of capital	Dividends received or receivable for prior year
1	MITTELEUROPAISCHE HANDELSBANK AG	Germany	Banking	38,844	19.99	19.99	240,178	191,453	-	2,868
2	POLSKIE TOWARZYSTWO REASEKURACYJNE S.A.	Warsaw	Reassurance	12,809	11.88	11.88	104,759	105,180	-	-
3	GLOBE TRADE CENTER S.A.	Warsaw	Property rental	7,320	7.79	7.79	912,101	14,906	-	-
4	BIURO INFORMACJI KREDYTOWEJ S.A.	Warsaw	Creditworthiness information agency	1,870	12.54	12.54	52,966	15,550	-	-
5	KUKE S.A.	Warsaw	Insurance	600	0.75	0.75	119,913	79,776	-	-
6	SWIFT Sp. z o.o.	Belgium	Telecommunication	388	0.10	0.10	bd	bd	-	-
7	KIR S.A.	Warsaw	Interbank settlements	313	5.74	5.74	61,424	5,445	-	-
8	OLIMPIA S.A.	Łódź	Clothing	160	7.21	7.21	34,689	2,000	-	-
9	CENTRALNA TABELA OFERT S.A.	Warsaw	Stock exchange	31	6.08	6.08	4,462	6,422	-	-
10	GPW S.A.	Warsaw	Stock exchange	24	0.07	0.07	348,657	42,000	-	-
11	BIURO CENTRUM Sp. z o.o.	Katowice	Office building administration	6	7.63	7.63	278	80	-	-
12	AMICA S.A.	Wronki	Household equipment	0	0.00	0.00	bd	bd	-	-
13	POLANIA Sp. z o.o.	Gniezno	Leather and footwear industry	-	6.06	6.06	entity in liquidation		-	-
14	PIA PIASECKI S.A	Kielce	Building	4,434	5.48	5.48	(141,821)	21,907		
15	Other (shares of DM BH)			30,633	-	-	-	-	-	-

Note 12

OTHER SECURITIES AND FINANCIAL ASSETS (BY TYPE)	first half of 2002	2001	first half of 2001
a) right to purchase	-	-	-
b) derivative rights	-	-	-
c) other (by type)	3,386,313	3,375,666	2,374,565
- amounts receivable arising on valuation of transactions in derivative instruments	3,382,439	3,355,547	2,354,446
- units in mutual funds	3,874	20,119	20,119
Total other securities and financial assets	**3,386,313**	**3,375,666**	**2,374,565**

OTHER SECURITIES AND FINANCIAL ASSETS	first half of 2002	2001	first half of 2001
a) short term	3,382,439	3,355,547	2,354,446
- amounts receivable arising on valuation of transactions in derivative instruments	3,382,439	3,355,547	2,354,446
b) long term	3,874	20,119	20,119
- units in mutual funds	3,874	20,119	20,119
Total other securities and financial assets	**3,386,313**	**3,375,666**	**2,374,565**

MOVEMENTS IN OTHER SECURITIES AND FINANCIAL ASSETS	first half of 2002	2001	first half of 2001
Opening balance	3,375,666	917,068	917,068
a) increases (in respect of)	26,892	2,458,613	1,457,497
- Bank's merger with CPSA	-	101,535	101,535
- purchases	-	15	-
- positive valuation of transactions in derivative instruments	26,892	2,357,063	1,355,962
b) decreases (in respect of)	(16,245)	(15)	-
- sale	(16,245)	(15)	-
Closing balance	**3,386,313**	**3,375,666**	**2,374,565**

SECURITIES, SHARES AND OTHER FINANCIAL ASSETS (BY CURRENCY)	first half of 2002	2001	first half of 2001
a. in PLN	3,236,092	3,214,514	2,374,565
b. in foreign currencies (by currency and converted into PLN)	150,221	161,152	-
b1. unit/currency EUR '000	16,911	16,288	
PLN '000	67,796	57,364	
b2. unit/currency USD '000	19,545	25,035	
PLN '000	78,995	99,799	
b3. other unit/currency '000	3,430	3,989	
Total securities, shares and other financial assets	**3,386,313**	**3,375,666**	**2,374,565**

Note 13

FINANCIAL ASSETS	first half of 2002	2001	first half of 2001
a) financial assets in trading portfolio	4,083,678	3,646,888	2,831,016
b) loans and own receivable not intended for sale	15,225,584	15,266,372	16,341,470
c) financial assets held until maturity	327,834	717,618	710,036
d) financial assets available for sale	2,549,106	2,010,173	2,807,898
Total financial assets	**22,186,202**	**21,641,051**	**22,690,420**

FINANCIAL ASSETS (BY CURRENCY)	first half of 2002	2001	first half of 2001
a. in PLN	17,808,754	17,636,270	18,034,899
b. in foreign currencies (by currency and converted into PLN)	5,874,246	5,449,782	5,832,227
b1. unit/currency EUR '000	764,310	746,298	471,555
PLN '000	3,064,195	2,628,386	1,593,053
b2. unit/currency USD '000	319,055	446,720	519,570
PLN '000	1,289,558	1,780,761	2,071,578
b3. other unit/currency '000	1,520,493	1,040,635	2,167,596
Total financial assets	**23,683,000**	**23,086,052**	**23,867,126**

FINANCIAL ASSETS IN TRADING PORTFOLIO (BY NEGOTIABILITY)	first half of 2002	2001	first half of 2001
A. negotiable and quoted on the Stock Exchange (book value)	334,644	94,745	162,839
a) shares (book value):	860	416	9,669
- fair value	860	420	9,782
- market value	860	420	9,782
- value at cost	906	427	11,198
b) bonds (book value):	333,784	94,329	153,170
- fair value	333,784	95,056	153,222
- market value	333,784	95,056	153,222
- value at cost	332,233	93,856	154,215
c) other - by type (book value)	-	-	-
B. negotiable and quoted on the OTC market (book value)	2	3	282
a) shares (book value):	2	3	282
- fair value	2	4	287
- market value	2	4	287
- value at cost	2	4	368
b) bonds (book value):	-	-	-
- fair value			
- market value			
- value at cost			
c) other - by type (book value)	-	-	-
C. negotiable and non-quoted on the Stock Exchange or OTC market (book value)	153,750	69,741	43,107
a) shares (book value):	34,379	34,008	34,428
- fair value	36,709	34,008	34,428
- market value	-	-	-
- value at cost	29,574	34,008	34,428
b) bonds (book value):	-	6,953	-
- fair value		6,953	
- market value		-	
- value at cost		6,880	
c) other - by type (book value)	119,371	28,780	8,679
c1) treasury bills (book value):	119,371	28,780	8,679
- fair value	119,371	28,936	8,716
- market value	-	-	-
- value at cost	119,046	28,209	8,664
D. Non-negotiable securities (book value)	3,595,282	3,482,399	2,624,788
a) shares (book value):	-	-	-
- fair value			
- market value			
- value at cost			
b) bonds (book value):	184,561	51,213	132,424
- fair value	184,561	51,269	132,630
- market value	-	-	-
- value at cost	184,162	50,916	131,937

c) other - by type (book value)	3,410,721	3,431,186	2,492,364
c1) commercial papers (book value):	28,282	75,639	137,917
- fair value	28,282	75,757	137,917
- market value	-	-	-
- value at cost	28,205	75,198	137,544
c2) assets arising on valuation of financial instruments (book value)	3,382,439	3,355,547	2,354,447
- fair value	3,382,439	3,355,547	2,354,447
- market value	3,382,439	3,355,547	2,354,447
- value at cost	-	-	-
Total value at cost*	**694,128**	**289,498**	**478,354**
Total opening balance	**3,646,899**	**1,440,812**	**1,440,812**
Total adjustments *	**3,319**	**1,842**	**(1,785)**
Total book value	**4,083,678**	**3,646,888**	**2,831,016**

*/ Value at cost and valuation adjustments are related to securities

FINANCIAL ASSETS HELD UNTIL MATURITY (BY MATURITY)	first half of 2002	2001	first half of 2001
A. negotiable and quoted on the Stock Exchange (book value)	-	-	-
a) bonds (book value):			
- value adjustments (balance)			
- opening balance for the period			
- value at cost			
b) other - by type (book value)			
B. negotiable and quoted on the OTC market (book value)	-	-	-
a) bonds (book value):			
- value adjustments (balance)			
- opening balance for the period			
- value at cost			
b) other - by type (book value)			
C. negotiable and non-quoted on the Stock Exchange or OTC market (book value)	-	-	-
a) bonds (book value):			
- value adjustments (balance)			
- opening balance for the period			
- value at cost			
b) other - by type (book value)			
D. Non-negotiable (book value)	327,834	717,618	710,036
a) bonds (book value):	310,496	670,436	696,299
- value adjustments (balance)	6,423	6,944	34,943
- opening balance for the period	670,436	500,975	500,975
- value at cost	304,073	663,492	661,356
b) other - by type (book value)	17,338	47,181	13,737
b1) commercial papers (book value):	17,338	32,466	-
- value adjustments (balance)	(9,625)	(3,655)	
- opening balance for the period	32,466	0	
- value at cost	26,963	36,121	
b2) right to participate in profits (book value)	-	14,715	13,737
- value adjustments (balance)		526	126
- opening balance for the period		15,945	15,945
- value at cost		14,190	13,611
Total value at cost	**331,036**	**713,803**	**674,967**
Opening balance for the period	**717,618**	**516,920**	**516,920**
Total adjustments	**(3,201)**	**3,815**	**35,069**
Total book value	**327,834**	**717,618**	**710,036**

FINANCIAL ASSETS AVAILABLE FOR SALE (BY NEGOTIABILITY)	first half of 2002	2001	first half of 2001
A. negotiable and quoted on the Stock Exchange (book value)	1,404,381	330,924	467,087
a) shares (book value):	58,653	85,431	130,143
- fair value	58,653	85,431	130,143
- market value	-	-	-
- value at cost	131,328	131,328	130,143
b) bonds (book value):	1,345,728	245,493	336,944
- fair value	1,345,728	264,151	337,141
- market value	1,345,728	264,151	337,141
- value at cost	1,288,982	235,941	334,556
c) other - by type (book value)	-	-	-
B. negotiable and quoted on the OTC market (book value)	-	-	-
a) shares (book value):			
- fair value			
- market value			
- value at cost			
b) bonds (book value):			
- fair value			
- market value			
- value at cost			
c) other - by type (book value)			
C. negotiable and non-quoted on the Stock Exchange or OTC market (book value)	748,231	1,249,793	1,750,034
a) shares (book value):	7,320	7,320	7,320
- fair value	7,320	7,320	7,320
- market value	-	-	-
- value at cost	7,320	7,320	7,320
b) bonds (book value):	381,211	698	1,226
- fair value	381,211	698	1,226
- market value	-	-	-
- value at cost	366,732	1,116	1,116
c) other - by type (book value)	359,700	1,241,775	1,741,488
c1) treasury bills (book value):	359,700	1,241,775	303,068
- fair value	359,700	1,249,029	304,135
- market value	-	-	-
- value at cost	354,839	1,215,676	300,695
c2) money bills (book value)	-	-	1,438,420
- fair value			1,439,888
- market value			-
- value at cost			1,431,017
D. Non-negotiable (book value)	396,494	429,456	590,777
a) shares (book value):	392,620	409,337	566,483
- fair value	392,620	409,337	566,483
- market value	-	-	-
- value at cost	653,032	687,845	734,397
b) bonds (book value):	-	-	-
- fair value			
- market value			
- value at cost			
c) other - by type (book value)	3,874	20,119	24,294
c1) certificates of deposits (book value):	-	-	4,175
- fair value			4,175
- market value			-
- value at cost			4,151
c2) participation units (book value):	3,874	20,119	20,119
- fair value	3,874	20,119	20,119
- market value	-	-	-
- value at cost	3,874	20,119	20,119

Total value at cost	**2,806,107**	**2,299,345**	**2,963,514**
Opening balance for the period	**2,118,543**	**1,122,730**	**1,122,730**
Total adjustments	**(257,001)**	**(289,172)**	**(155,616)**
Total book value	**2,549,106**	**2,010,173**	**2,807,898**

Note 14

INTANGIBLE FIXED ASSETS	**first half of 2002**	**2001**	**first half of 2001**
a) research and development costs	-	-	-
b) goodwill	1,352,313	1,388,536	1,424,758
c) purchased licences, patents, etc.	58,330	65,986	40,401
- computer software	57,695	64,758	39,446
d) other intangible fixed assets	7	8	9
e) advances for intangible fixed assets	3,973	-	-
Total intangible fixed assets	**1,414,623**	**1,454,530**	**1,465,168**

MOVEMENTS IN INTANGIBLE FIXED ASSETS (in assets categories)							
	a	b	c		d	e	
	Research and development costs	Goodwill	Purchased licences, patents, etc., including		Other intangible fixed assets	Advances for intangible fixed assets	Total intangible fixed assets
				oprogramowanie komputerowe			
a) opening balance at cost as at 31 December 2001							1,645,291
- changes in accounting principles							(53,001)
a1) opening balance at cost as at 1 January 2002	-	1,448,907	143,372	142,339	11	-	1,592,290
b) increases (in respect of)		-	9,250	9,143	-	3,973	13,223
- purchase			6,281	6,281			6,281
- capital expenditures						3,973	3,973
- transfer from assets under construction			2,861	2,861			2,861
- reclassifications			106	-			106
- other			2	1			2
c) decreases (in respect of)		-	(106)	(106)	-	-	(106)
- reclassification			(106)	(106)			(106)
d) closing balance at cost	-	1,448,907	152,516	151,376	11	3,973	1,605,407
e) accumulated depreciation as at 31 December 2001							160,952
- changes in accounting principles							(23,994)
e1) accumulated depreciation as at 1 January 2002	-	60,371	77,385	77,092	3	-	137,759
f) depreciation for the period (in respect of)	-	36,223	16,801	16,589	1	-	53,025
- increases (in respect of)		36,223	16,895	16,683	-	-	53,118
- depreciation charges		36,223	16,799	16,682	1		53,023
- reclassification			94				94
- other			2	1			2
- decreases (in respect of)	-	-	(94)	(94)	-	-	(94)
- reclassification			(94)	(94)			(94)
g) accumulated depreciation at the end of period	-	96,594	94,186	93,681	4	-	190,784
h) charges for permanent diminution in value at the beginning of the period	-	-	-	-	-	-	-
- increases (in respect of)							
- Decreases							
i) charges for permanent diminution in value at the end of the period	-	-	-	-	-	-	-
j) net book value at the end of year	-	1,352,313	58,330	57,695	7	3,973	1,414,623

INTANGIBLE FIXED ASSETS (OWNERSHIP STRUCTURE)	first half of 2002	2001	first half of 2001
a) own	1,414,623	1,454,530	1,465,168
b) used under rental, lease or other agreement of a similar nature	-	-	-
Total intangible fixed assets	**1,414,623**	**1,454,530**	**1,465,168**

Note 15

GOODWILL OF SUBORDINATED UNDERTAKINGS	first half of 2002	2001	first half of 2001
a) goodwill from consolidation - subsidiary undertakings			
b) goodwill from consolidation - joint ventures			
c) goodwill from consolidation - associated undertakings			
Total goodwill of subordinated undertakings	-	-	

MOVEMENTS IN GOODWIL - SUBSIDIARY UNDERTAKINGS	first half of 2002	2001	first half of 2001
a) Opening balance	-	-	-
b) increases (in respect of)			
c) decreases (in respect of)			
d) Closing balance	-	-	-
e) amortisation of goodwill - opening balance	-	-	-
f) charge for the period			
g) amortisation of goodwill - closing balance			
h) net goodwill - closing balance	-	-	-

MOVEMENTS IN GOODWIL - JOINT VENTURES	first half of 2002	2001	first half of 2001
a) Opening balance	-	-	-
b) increases (in respect of)			
c) decreases (in respect of)			
d) Closing balance	-	-	-
e) amortisation of goodwill - opening balance	-	-	-
f) charge for the period			
g) amortisation of goodwill - closing balance			
h) net goodwill - closing balance	-	-	-

MOVEMENTS IN INVESTMENTS IN ASSOCIATED UNDERTAKINGS	first half of 2002	2001	first half of 2001
a) Opening balance	-	-	-
b) increases (in respect of)			
c) decreases (in respect of)			
d) Closing balance	-	-	-
e) amortisation of goodwill - opening balance	-	-	-
f) charge for the period			
g) amortisation of goodwill - closing balance			
h) net goodwill - closing balance	-	-	-

Note 16

TANGIBLE FIXED ASSETS	first half of 2002	2001	first half of 2001
Tangible fixed assets			
a) fixed assets, of which:	767,142	889,012	847,241
- land (including long term use of land)	2,297	3,155	2,629
- buildings, flats and structures	570,638	661,450	616,878
- equipment	-	-	-
- means of transport	31,887	35,302	28,628
- other fixed assets	162,320	189,105	199,106
b) assets under construction	34,729	20,565	67,414
c) prepayments	168	759	6,025
Total tangible fixed assets	**802,039**	**910,336**	**920,680**

MOVEMENTS IN TANGIBLE FIXED ASSETS (by asset categories)						
	Land (including long term use of land)	Buildings, flats and constructions	Equipment	Means of transport	Other fixed assets	**Total fixed assets**
a) opening balance at cost	3,155	772,565	-	52,651	667,438	1,495,809
- changes in accounting principles	-	8,334	-	-	-	8,334
a1) opening balance at cost as at 1 January 2002	3,155	780,899	-	52,651	667,438	1,504,143
b) increase (in respect of)	0	42,576		2,466	28,440	73,482
- purchase		1,904		13	13,017	14,934
- transfer from assets under construction		1,739		2,453	14,350	18,542
- reclassification		38,835				38,835
- other		98			1,073	1,171
c) decrease (in respect of)	(858)	(136,350)	-	(3,626)	(43,781)	(184,615)
- sale	(858)	(113,503)		(3,194)	(38,050)	(155,605)
- liquidation		(582)		(432)	(3,406)	(4,420)
- donations					(2,269)	(2,269)
- reclassificaton between groups		(22,265)			(2)	(22,267)
- reclassification					(54)	(54)
d) closing balance at cost	2,297	687,125	-	51,491	652,097	1,393,010
e) accumulated depreciation at the beginning of period	-	118,003	-	17,348	478,332	613,683
- changes in accounting principles	-	1,446	-	-	-	1,446
e1) accumulated depreciation as at 1 January 2002	-	119,449	-	17,348	478,332	615,129

f) depreciation for the period (in respect of)	-	(2,962)	-	2,256	11,445	10,739
- increase (in respect of)		34,245		4,976	44,812	84,033
- charge for the period		12,670		4,976	43,669	61,315
- reclassificaton between groups		21,575				21,575
- other					1,143	1,143
- decrease (in respect of)		(37,207)	-	(2,720)	(33,367)	(73,294)
- sale		(24,659)		(2,565)	(27,751)	(54,975)
- liquidation		(147)		(145)	(3,282)	(3,574)
- reclassificaton between groups					(54)	(54)
- donations					(2,269)	(2,269)
- reclassification		(12,335)			(2)	(12,337)
- other		(66)		(10)	(9)	(85)
g) accumulated depreciation at the end of period	-	116,487	-	19,604	489,777	625,868
h) charges for permanent diminution in value at the beginning of the period	-	-	-	-	-	-
- increases (in respect of)						
- Decreases						
i) charges for permanent diminution in value at the end of the period	-	-	-	-	-	-
j) net book value at the end of year	2,297	570,638	-	31,887	162,320	767,142

ON-BALANCE SHEET FIXED ASSETS (OWNERSHIP STRUCTURE)	**first half of 2002**	**2001**	**first half of 2001**
a) own	767,142	889,012	847,241
b) used under rental, lease or other agreement of a similar nature	-	-	-
Total on-balance sheet fixed assets	**767,142**	**889,012**	**847,241**

OFF-BALANCE SHEET FIXED ASSETS	**first half of 2002**	**2001**	**first half of 2001**
used under rental, lease or another agreement of a similar nature, of which:	38,548	54,596	54,596
- long term leases of land	38,548	54,596	54,596
Total off-balance sheet fixed assets	**38,548**	**54,596**	**54,596**

Note 17

OTHER ASSETS	**first half of 2002**	**2001**	**first half of 2001**
a) Repossessed assets	7,677	7,677	7,677
b) Other, of which:	215,123	288,802	437,495
- interbank settlements	48,073	111,528	59,498
- interbranch settlements	-	-	37,667
- settlement of purchase of option contracts	36,242	25,076	113,303
- accounts receivable	20,833	20,311	12,295
- staff loans out of the Social Fund	46,235	47,304	44,130
- stock	-	19	42
- sundry debtors	63,740	84,564	170,560
Total other assets	**222,800**	**296,479**	**445,172**

REPOSSESSED ASSETS	**first half of 2002**	**2001**	**first half of 2001**
a) fixed assets under construction	-	-	-
b) real estate	7,677	7,677	7,677
c) other	-	-	-
Total repossessed assets	7,677	7,677	7,677

CHANGE IN REPOSSESSED ASSETS	first half of 2002	2001	first half of 2001
Opening balance			
- real estate	7,677	7,677	7,677
a) increase over the period (in respect of)	-	2,013	-
- repossession to inventory		23	
- in return for debts		1,990	
b) decrease over the period (in respect of)	-	(2,013)	-
- sale		(23)	
- transfer of provision		(1,990)	
Closing balance			
- real estate	7,677	7,677	7,677

CHANGE IN REPOSSESSED ASSETS IN SUBORDINATED INDERTAKING	first half of 2002	2001	first half of 2001
Opening balance			
a) increase over the period (in respect of)			
b) decrease over the period (in respect of)			
Closing balance			

Note 18

INTERPERIOD SETTLEMENTS	first half of 2002	2001	first half of 2001
a. Long term	312,564	271,927	301,009
- deferred tax asset	312,544	271,927	301,009
- other interperiod settlements	20	-	-
b. Short term, including	61,992	49,829	78,668
- other interperiod settlements	61,992	49,829	78,668
Total interperiod settlements	**374,556**	**321,756**	**379,677**

CHANGE IN INTERPERIOD SETTLEMENTS IN RESPECT OF DEFERRED CORPORATE INCOME TAX	first half of 2002	2001	first half of 2001
1. Opening balance, in this:	276,978	267,032	267,032
a) recognised in financial results	271,927	267,032	267,032
b) recognised in own equity	5,051		
c) recognised in goodwill			
2. Increases	116,606	194,858	155,609
a) recognised in financial results of the period and resulting from negative temporary differences (in respect of)	116,606	194,858	155,609
b) recognised in financial results of the period and resulting from tax loss (in respect of)			
c) recognised in own equity of the period and resulting from negative temporary differences (in respect of)			
d) recognised in own equity in the period and resulting from tax loss (in respect of)			
e) recognised in goodwill in the period and resulting from negative temporary differences (in respect of)			
3. Decreases	(81,040)	(189,963)	(121,632)
a) recognised in financial results of the period and resulting from negative temporary differences (in respect of)	(74,878)	(189,963)	(121,632)
b) recognised in financial results of the period and resulting from tax loss (in respect of)			
c) recognised in own equity of the period and resulting from negative temporary differences (in respect of)			
d) recognised in own equity in the period and resulting from tax loss (in respect of)			
e) recognised in goodwill in the period and resulting from negative temporary differences (in respect of)			
f) recognised in financial results of the period and resulting from tax on participation in profits of subordinated undertakings	(263)		
g) recognised in financial results of the period and resulting from positive temporary differences on valuation of securities	(5,899)		

4. Closing balance, including	312,544	271,927	301,009
a) recognised in financial results	311,696	271,927	301,009
b) recognised in own equity	(848)		
c) recognised in goodwill			

OTHER INTERPERIOD SETTLEMENTS	first half of 2002	2001	first half of 2001
a) prepayments, of which:	62,012	49,829	78,668
- interest paid in advance	802	802	-
- commissions paid in advance	-	-	1,349
- other prepaid expenses	61,210	49,027	77,319
b) other interperiod settlements, of which:	-	-	-
Total interperiod settlements	**62,012**	**49,829**	**78,668**

Note 19

SUBORINATED LOANS				
1.	2.		3.	4.
Name of undertaking	Value of loan		Interest terms	Maturity
	ccy	PLN '000		
1. Handlowy Investments S.A.	PLN	38,174	WIBOR 3M PLN +1% p.a.	31.12.2003
2. Handlowy Investments S.A.	PLN	664	WIBOR 3M PLN +1% p.a.	31.12.2003
3. Handlowy Investments S.A.	PLN	6,232	WIBOR 3M PLN +1% p.a.	21.01.2003
4. Handlowy Investments S.A.	PLN	3,315	WIBOR 3M PLN +1% p.a.	11.02.2003
5. Handlowy Investments S.A.	PLN	33,210	WIBOR 3M PLN +1% p.a.	11.08.2003
6. Handlowy Investments S.A.	PLN	25,308	WIBOR 3M PLN +0,5% p.a.	30.06.2004
7. Handlowy Investments II S.a.r.l.	PLN	26,568	WIBOR 3M PLN +1% p.a.	31.12.2002
8. Handlowy Inwestycje Sp. z o.o.	PLN	30,300	WIBOR 6M PLN +1% p.a.	25.07.2005
Total: Subordinated loans		**163,771**		
Interest receivable		27,021		
Subordinated loans gross		**190,792**		

Note 20

In the first half of 2002 the total amount of charges (net) for permanent diminution in value of financial assets amounted to PLN 43,440 thousand, in this:

recognised in the profit and loss account:

- charges (net) for permanent diminution in value of investments in subsidiaries, joint ventures and associated undertakings amounted to PLN 55,361 thousand,
- charges (net) for permanent diminution in value of securities held until maturity amounted to PLN 5,249 thousand,
- adjustment (net) for positive revaluation of debt securities in trading portfolio amounted to PLN 2,003 thousand,

recognised in the own equity:

- adjustment (net) for positive revaluation of debt securities available for sale amounted to PLN 15,167 thousand,

Note 21

DUE TO OTHER FINANCIAL INSTITUTIONS (BY TYPE)	first half of 2002	2001	first half of 2001
a) Current accounts and deposits	3,099,102	2,986,293	2,942,020
- deposits of banks and other financial institutions	1,059,076	1,237,291	2,454,956
b) Loans and borrowings	783,540	1,658,303	2,066,522
c) Issued bills of exchange	-	-	-
d) Issue of securities	-	-	-
e) Other liabilities (in respect of)	214,693	162,509	184,978
- liabilities in the course of settlement	139,628	129,599	141,653
- liabilities of DM BH	48,982	22,190	33,458
- open import L/Cs	-	492	8,586
- cash collaterals	26,083	10,228	1,281
f) Interest	40,855	42,641	44,973
Total due to other financial institutions	**4,138,190**	**4,849,746**	**5,238,493**

DUE TO OTHER FINANCIAL INSTITUTIONS (BY TERM TO MATURITY)	first half of 2002	2001	first half of 2001
a. Current	2,090,532	1,991,848	1,296,616
b. Term, with maturity from balance sheet date:	2,006,803	2,815,257	3,896,904
- up to 1 month	1,072,725	841,476	1,053,895
- 1 month - 3 months	278,408	103,031	212,553
- 3 months - 1 year	111,442	1,421,968	1,765,396
- 1 year - 5 years	414,068	399,682	828,309
- 5 years - 10 years	130,160	42,217	36,122
- 10 years - 20 years	-	6,883	629
- over 20 years	-	-	-
- matured before balance sheet date	-	-	-
c) Interest	40,855	42,641	44,973
Total due to other financial institutions	**4,138,190**	**4,849,746**	**5,238,493**

DUE TO OTHER FINANCIAL INSTITUTIONS (BY CONTRACTUAL MATURITY)	first half of 2002	2001	first half of 2001
a. Current	2,090,532	1,991,848	1,296,616
b. Term, with maturity from balance sheet date:	2,006,803	2,815,257	3,896,904
- up to 1 month	824,183	753,332	976,346
- 1 month - 3 months	87,528	146,000	127,619
- 3 months - 1 year	79,187	254,150	250,419
- 1 year - 5 years	581,319	1,548,339	2,414,009
- 5 years - 10 years	427,124	106,553	121,593
- 10 years - 20 years	7,462	6,883	6,918
- over 20 years	-	-	-
- matured before balance sheet date			
c) Interest	40,855	42,641	44,973
Total due to other financial institutions	**4,138,190**	**4,849,746**	**5,238,493**

Interest payable on amounts due to financial institutions is presented as term liabilities.

DUE TO OTHER FINANCIAL INSTITUTIONS (BY CURRENCY STRUCTURE)	first half of 2002	2001	first half of 2001
a. in PLN	2,628,805	2,753,302	2,727,621
b. in foreign currencies (by currency and converted into PLN)	1,509,385	2,096,444	2,510,872
b1. unit/currency EUR '000	233,151	385,201	333,793
PLN '000	934,724	1,356,641	1,127,654
b2. unit/currency USD '000	110,823	177,877	268,964
PLN '000	447,924	709,073	1,072,387
b3. other unit/currency PLN '000	126,737	30,730	310,831
Total due to other financial institutions	**4,138,190**	**4,849,746**	**5,238,493**

DUE TO OTHER FINANCIAL INSTITUTIONS (GROSS)	first half of 2002	2001	first half of 2001
a) to subordinated entities accounted for under the equity method	162,636	743	6,041
b) to other entities	3,975,554	4,849,003	5,232,452
Total due to other financial institutions	**4,138,190**	**4,849,746**	**5,238,493**

Data presented in note 21 include also amounts due to subordinated entities accounted for under the equity method.

Note 22

DUE TO CUSTOMERS (BY TYPE)	first half of 2002	2001	first half of 2001
a) Current accounts and deposits	15,678,270	16,287,718	14,211,051
b) Loans and borrowings	-	-	-
c) Issued bills of exchange	-	-	-
d) Issue of securities	-	-	-
e) Other liabilities (in respect of)	224,894	168,151	349,399
- liabilities in the course of settlement	30,443	9,660	96,746
- payables of DM BH	1,230	1,858	15,394
- cash collaterals	193,221	156,633	237,259
f) Interest	86,778	77,999	125,887
Total due to customers	**15,989,942**	**16,533,868**	**14,686,337**

DUE TO CUSTOMERS - SAVING ACCOUNTS (BY TERM TO MATURITY)	first half of 2002	2001	first half of 2001
a. Current			
b. Term, with maturity from balance sheet date:			
- up to 1 month			
- 1 month - 3 months			
- 3 months - 1 year			
- 1 year - 5 years			
- 5 years - 10 years			
- 10 years - 20 years			
- over 20 years			
- matured before balance sheet date			
c) Interest			
Total due to customers - savings accounts	-		-

DUE TO CUSTOMERS - SAVINGS ACCOUNTS (BY CONTRACTUAL MATURITY)	first half of 2002	2001	first half of 2001
a. Current			
b. Term, with maturity from balance sheet date:			
- up to 1 month			
- 1 month - 3 months			
- 3 months - 1 year			
- 1 year - 5 years			
- 5 years - 10 years			
- 10 years - 20 years			
- over 20 years			
- matured before balance sheet date			
c) Interest			
Total due to customers - savings accounts	-	-	-

DUE TO CUSTOMERS - OTHER (BY TERM TO MATURITY)	first half of 2002	2001	first half of 2001
a. Current	6,744,345	6,672,568	5,055,235
b. Term, with maturity from balance sheet date:	9,158,819	9,783,301	9,505,215
- up to 1 month	4,874,675	5,405,329	6,214,233
- 1 month - 3 months	1,195,195	1,513,458	1,605,548
- 3 months - 1 year	1,570,318	1,558,363	1,614,122
- 1 year - 5 years	1,517,831	1,303,747	68,959
- 5 years - 10 years	800	2,395	2,353
- 10 years - 20 years	-	9	-
- over 20 years	-	-	
- matured before balance sheet date		-	-
c) Interest	86,778	77,999	125,887
Total due to customers - other	**15,989,942**	**16,533,868**	**14,686,337**

DUE TO CUSTOMERS - OTHER (BY CONTRACTUAL MATURITY)	first half of 2002	2001	first half of 2001
a. Current	6,744,345	6,672,568	5,055,235
b. Term, with maturity from balance sheet date:	9,158,819	9,783,301	9,505,215
- up to 1 month	3,310,971	5,393,779	5,026,047
- 1 month - 3 months	1,853,908	1,518,252	2,379,510
- 3 months - 1 year	2,433,719	1,547,222	1,970,637
- 1 year - 5 years	1,559,392	1,320,956	125,557
- 5 years - 10 years	829	3,076	3,464
- 10 years - 20 years	-	16	-
- over 20 years	-	-	-
- matured before balance sheet date			
c) Interest	86,778	77,999	125,887
Total due to customers - other	**15,989,942**	**16,533,868**	**14,686,337**

Interest payable on amounts due to customers is presented as term liabilities.

CUSTOMER DEPOSITS (BY CURRENCY STRUCTURE)	first half of 2002	2001	first half of 2001
a. in PLN	10,524,105	11,284,838	10,215,460
b. in foreign currencies (by currency and converted into PLN)	5,465,837	5,249,030	4,470,877
b1. unit/currency EUR '000	589,303	644,646	280,436
PLN '000	2,362,575	2,270,377	947,397
b2. unit/currency USD '000	668,153	655,240	687,007
PLN '000	2,700,542	2,611,984	2,739,165
b3. unit/currency clearing dollars '000	50,332	50,332	37,256
PLN '000	203,407	199,320	148,544
b4. other currencies (in PLN '000)	199,313	167,349	635,771
Total customer deposits	**15,989,942**	**16,533,868**	**14,686,337**

DUE TO CUSTOMERS	first half of 2002	2001	first half of 2001
a) to subordinated entities accounted for under the equity method	-	78,529	78,914
b) to other entities	15,989,942	16,455,339	14,607,423
Total due to customers	**15,989,942**	**16,533,868**	**14,686,337**

Note 23

DUE TO STATE BUDGET (BY TYPE)	first half of 2002	2001	first half of 2001
a) Current accounts and deposits	1,002,115	877,684	889,367
b) Loans and borrowings	-	-	-
c) Issued bills of exchange	-	-	-
d) Issue of securities	-	-	-
e) Other liabilities (in respect of)	305	2,209	400
- liabilities in the course of settlement	1	1	-
- payables of DM BH	183	277	400
- cash collaterals	121	1,931	-
f) Interest	2,144	3,326	6,382
Total due to State Budget	**1,004,564**	**883,219**	**896,149**

DUE TO STATE BUDGET - SAVING ACCOUNTS (BY TERM TO MATURITY)	first half of 2002	2001	first half of 2001
a. Current			
b. Term, with maturity from balance sheet date:			
- up to 1 month			
- 1 month - 3 months			
- 3 months - 1 year			
- 1 year - 5 years			
- 5 years - 10 years			
- 10 years - 20 years			
- over 20 years			
- matured before balance sheet date			
c) Interest			
Total due to State Budget - savings accounts	-	-	-

DUE TO STATE BUDGET - SAVINGS ACCOUNTS (BY CONTRACTUAL MATURITY)	first half of 2002	2001	first half of 2001
a. Current			
b. Term, with maturity from balance sheet date:			
- up to 1 month			
- 1 month - 3 months			
- 3 months - 1 year			
- 1 year - 5 years			
- 5 years - 10 years			
- 10 years - 20 years			
- over 20 years			
- matured before balance sheet date			
c) Interest			
Total due to State Budget - savings accounts	-	-	-

DUE TO STATE BUDGET - OTHER (BY TERM TO MATURITY)	first half of 2002	2001	first half of 2001
a. Current	353,545	284,375	269,435
b. Term, with maturity from balance sheet date:	648,875	595,518	620,332
- up to 1 month	513,121	434,444	462,585
- 1 month - 3 months	110,374	135,059	108,878
- 3 months - 1 year	25,344	26,015	48,869
- 1 year - 5 years	36	-	-
- 5 years - 10 years	-	-	-
- 10 years - 20 years	-	-	-
- over 20 years	-	-	-
- matured before balance sheet date	-	-	-
c) Interest	2,144	3,326	6,382
Total due to State Budget - other	**1,004,564**	**883,219**	**896,149**

DUE TO STATE BUDGET - OTHER (BY CONTRACTUAL MATURITY)	first half of 2002	2001	first half of 2001
a. Current	353,545	284,375	269,435
b. Term, with maturity from balance sheet date:	648,875	595,518	620,332
- up to 1 month	423,218	411,585	361,397
- 1 month - 3 months	171,609	131,632	195,795
- 3 months - 1 year	50,206	50,294	63,136
- 1 year - 5 years	3,842	2,007	4
- 5 years - 10 years	-	-	-
- 10 years - 20 years	-	-	-
- over 20 years	-	-	-
- matured before balance sheet date			
c) Interest	2,144	3,326	6,382
Total due to State Budget - other	**1,004,564**	**883,219**	**896,149**

Interest payable on amounts due to State Budget is presented as term liabilities.

DUE TO STATE BUDGET (BY CURRENCY STRUCTURE)	first half of 2002	2001	first half of 2001
a. in PLN	942,282	811,235	784,235
b. in foreign currencies (by currency and converted into PLN)	62,282	71,984	111,914
b1. unit/currency EUR '000	12,981	18,255	27,588
PLN '000	52,041	64,292	93,202
b2. other currencies (in PLN '000)	10,241	7,692	18,712
Total due to State Budget	**1,004,564**	**883,219**	**896,149**

Note 24

LIABILITIES IN RESPECT OF SECURITIES SUBJECT TO SALE AND REPURCHASE AGREEMENTS	first half of 2002	2001	first half of 2001
a) financial institutions			
b) non-financial sector and State Budgets			
c) interest			
Liabilities in respect of securities subject to sale and repurchase agreements	-	-	-

Liabilities collateralised on the Bank's assets

As at 30 June 2002, 31 December 2001 as well as at 30 June 2001, the Bank did not have any liabilities collateralised on its assets.

Note 25

SECURITIES ISSUED	first half of 2002	2001	first half of 2001
a Bonds			-
b. Certificates			21,013
c. Other (in respect of)			-
d. Interest			3,130
Total securities issued	-	-	**24,143**

MOVEMENTS IN SECURITIES ISSUED	first half of 2002	2001	first half of 2001
opening balance	-	4	4
a) increases (in respect of)		25,000	24,142
- Bank's merger with CPSA		22,792	22,792
- other (interest, discount)		2,208	1,350
b) decreases (in respect of)		(25,004)	(3)
- redemption of certificates		(21,015)	(3)
- other (interest, discount)		(3,989)	0
Closing balance	-	-	24,143

LONG TERM LIABILITIES ARISING ON DEBT SECURITIES ISSUED							
a	b	c	d	e	f	g	h
Debt securities by type	Nominal value	Interest rate	Maturity	Collateral	Additional rights	Organised secondary market	Other

Note 26

SPECIAL FUNDS AND OTHER LIABILITIES	first half of 2002	2001	first half of 2001
a) special funds (in respect of)	90,758	85,367	86,201
- staff benefits	88,272	83,167	84,087
- other funds	2,486	2,200	2,114
b) other liabilities, of which:	623,554	342,610	1,282,994
- interbank settlements	306,743	63,593	219,422
- interbranch settlements	12,472	126,189	-
- settlement of sale of option contracts	48,117	46,199	803,243
- settlements with budget	45,454	72,291	32,432
- sundry debtors	210,768	34,338	227,897
Total special funds and other liabilities	**714,312**	**427,977**	**1,369,195**

Note 27

ACCRUALS AND DEFERRED INCOME	first half of 2002	2001	first half of 2001
a) short term, including:	81,215	121,902	195,986
- provision for employee payments	26,011	39,224	53,470
- accrued expenses on restructuring, of which:	19,563	50,326	94,251
- personnel	8,427	35,036	59,016
- premises	11,136	15,290	35,235
- other	35,641	32,352	48,265
b) long term, including:	25,051	25,000	-
- provision for employees retirement and jubilee payments	25,000	25,000	
- amounts payable of DM BH	51	-	
Total accruals and deferred income	**106,266**	**146,902**	**195,986**

The provision against restructuring expense was established in 2000 with a view to the merger of the Bank with Citibank (Poland) S.A., subsequently executed on 28 February 2001, including the planned centralization and integration of head office and branch office functions, of buildings and other facilities in service, and of computer systems.

CHANGE IN NEGATIVE GOODWILL	first half of 2002	2001	first half of 2001
Opening balance			
a) increases (in respect of)			
b) decreases (in respect of)			
Closing balance	-	-	-

OTHER ACCRUALS AND DEFERRED INCOME	first half of 2002	2001	first half of 2001
a) short term, including:	304,348	290,576	236,722
- deferred income	74,596	91,958	99,819
- interest received in advance	47,805	22,053	5,724
- commission received in advance	7,352	7,838	5,945
- other income received in advance	19,439	62,067	88,150
- income in suspense (of which)	229,752	198,618	136,903
- interest in suspense	129,211	100,043	99,991
- other income to settle	68,908	74,513	12,015
- capitalised interest	31,633	24,062	24,897
b) long term, including:	335,710	291,547	237,602
- interest in suspense	312,273	253,539	185,476
- FX differences from structural positions	23,437	38,008	52,126
Total other accruals and deferred income	**640,058**	**582,123**	**474,324**

Note 28

NEGATIVE GOODWILL OF SUBORDINATED UNDERTAKINGS	first half of 2002	2001	first half of 2001
a) negative goodwill from consolidation - subsidiary undertakings			-
b) negative goodwill from consolidation - joint ventures			-
c) negative goodwill from consolidation - associated undertakings			2,010
Total negative goodwill of subordinated undertakings	**-**	**-**	**2,010**

MOVEMENTS IN NEGATIVE GOODWIL - SUBSIDIARY UNDERTAKINGS	first half of 2002	2001	first half of 2001
a) Opening balance	-	-	-
b) increases (in respect of)			
c) decreases (in respect of)			
d) Closing balance	-	-	-
e) amortisation of negative goodwill - opening balance	-	-	-
f) charge for the period			
g) amortisation of negative goodwill - closing balance			
h) net negative goodwill - closing balance	-	-	-

MOVEMENTS IN NEGATIVE GOODWIL - JOINT VENTURES	first half of 2002	2001	first half of 2001
a) Opening balance	-	-	-
b) increases (in respect of)			
c) decreases (in respect of)			
d) Closing balance	-	-	-
e) amortisation of negative goodwill - opening balance	-	-	-
f) charge for the period			
g) amortisation of negative goodwill - closing balance			
h) net negative goodwill - closing balance	-	-	-

MOVEMENTS IN NEGATIVE GOODWIL - ASSOCIATED UNDERTAKINGS	first half of 2002	2001	first half of 2001
a) Opening balance	-	15,399	15,399
b) increases (in respect of)		-	-
c) decreases (in respect of)		-	-
d) Closing balance	-	15,399	15,399
e) amortisation of negative goodwill - opening balance	-	12,886	12,886
f) charge for the period		2,513	503
g) amortisation of negative goodwill - closing balance		15,399	13,389
h) net negative goodwill - closing balance	-	-	2,010

Note 29

CHANGE IN INTERPERIOD SETTLEMENTS IN RESPECT OF DEFERRED CORPORATE INCOME TAX	first half of 2002	2001	first half of 2001
1. Opening balance, in this:	-	-	-
a) recognised in financial results			
b) recognised in own equity			
c) recognised in goodwill			
2. Increases			
a) recognised in financial results of the period and resulting from positive temporary differences (in respect of)			
b) recognised in financial results of the period and resulting from positive temporary differences (in respect of)			
c) recognised in own equity of the period and resulting from positive temporary differences (in respect of)			
3. Decreases			
a) recognised in financial results of the period and resulting from positive temporary differences (in respect of)			
b) recognised in financial results of the period and resulting from positive temporary differences (in respect of)			
c) recognised in own equity of the period and resulting from positive temporary differences (in respect of)			
Closing balance, including	-	-	-
a) recognised in financial results			
b) recognised in own equity			
c) recognised in goodwill			

INTERPERIOD SETTLEMENTS IN RESPECT OF DEFERRED CORPORATE INCOME TAX (CURRENCY STRUCTURE)	first half of 2002	2001	first half of 2001
a. in PLN			
b. in foreign currencies (by currency and converted into PLN)			
b1. unit/currency			
PLN '000			
-			
b4. other currencies (in PLN '000)			
Interperiod settlements in respect of deferred corporate income tax	-	-	-

OTHER PROVISIONS (BY TYPE), OF WHICH:	first half of 2002	2001	first half of 2001
- off-balance sheet commitments	127,279	125,913	156,476
- general risk	300,000	300,000	250,000
- other	7,059	7,059	24,081
Total other provisions	**434,338**	**432,972**	**430,557**

OTHER PROVISIONS	first half of 2002	2001	first half of 2001
a) short term (by type)	38,556	81,523	103,278
- off-balance sheet commitments	31,497	74,464	79,197
- other provisions	7,059	7,059	24,081
b) long term (by type)	395,782	351,449	327,279
- off-balance sheet commitments	95,782	51,449	77,279
- general risk	300,000	300,000	250,000
Total other provisions	**434,338**	**432,972**	**430,557**

OTHER PROVISIONS (CURRENCY STRUCTURE)	first half of 2002	2001	first half of 2001
a. in PLN	382,139	382,723	377,872
b. in foreign currencies (by currency and converted into PLN)	52,199	50,249	52,685
b1. unit/currency	4,550	1,252	401
PLN '000	18,243	4,410	1,355
b2. unit/currency USD '000	2,905	2,466	3,926
PLN '000	11,740	9,829	15,652
b3. other currencies (in PLN '000)	22,216	36,010	35,678
Total other provisions	**434,338**	**432,972**	**430,557**

MOVEMENTS IN OTHER SHORT TERM PROVISIONS	first half of 2002	2001	first half of 2001
Opening balance			
- off-balance sheet commitments	74,464	5,854	5,854
- other provisions	7,059	24,081	24,081
a) increases (in respect of)	1,982	142,929	76,643
- Bank's merger with CPSA	-	29,569	29,569
- charges to provisions	1,274	112,410	46,678
- reclassifications	22	801	396
- FX differences	686	149	-
b) utilisation (in respect of)	-	(17,022)	-
- write offs against provisions		(17,022)	
c) release (in respect of)	(44,949)	(74,319)	(3,300)
- release of provisions	(43,311)	(65,357)	(1,402)
- reclassifications	(1,638)	(4,846)	(1,747)
- FX differences	-	(4,116)	(151)
Closing balance (by type)			
- off-balance sheet commitments	31,497	74,464	79,197
- other provisions	7,059	7,059	24,081
Total closing balance	**38,556**	**81,523**	**103,278**

MOVEMENTS IN OTHER LONG TERM PROVISIONS	first half of 2002	2001	first half of 2001
Opening balance			
- off-balance sheet commitments	51,449	19,475	19,475
- general risk	300,000	250,000	250,000
a) increases (in respect of)	132,317	172,806	105,891
- Bank's merger with CPSA	-	18,904	18,904
- charges to provisions	126,110	152,740	86,676
- reclassifications	2,191	980	311
- FX differences	4,016	182	-
b) utilisation (in respect of)	-	-	-
c) release (in respect of)	(87,984)	(90,832)	(48,087)
- release of provisions	(84,162)	(79,881)	(46,594)
- reclassifications	(3,822)	(5,922)	(1,372)
- FX differences		(5,029)	(121)
Closing balance (by type)			
- off-balance sheet commitments	95,782	51,449	77,279
- general risk	300,000	300,000	250,000
Total closing balance	**395,782**	**351,449**	**327,279**

Note 30

SUBORDINATED DEBT						
a	b		c	d	e	f
Name of	Loan value		Interest	Maturity	Balance	Interest
undertaking	currency	PLN '000				

MOVEMENTS IN SUBORDINATED DEBT	first half of 2002	2001	first half of 2001
Opening balance			
a) increases (in respect of)			
b) decreases (in respect of)			
Closing balance	-	-	-

Note 31

CHANGE IN MINORITY EQUITY	first half of 2002	2001	first half of 2001
Opening balance			
a) increases (in respect of)			
b) decreases (in respect of)			
Closing balance	-	-	-

Note 32

SHARE CAPITAL								
Series/ issue	Type of shares	Type of preference	Type of limitation	Number of shares	Value of series/issue	Way of payment	Date of registration	Eligibility for dividend
A	bearer shares	ordinary shares	-	65,000,000	260,000	paid in	27.03.97	01.01.97
B	bearer shares	ordinary shares	-	1,120,000	4,480	paid in	27.10.98	01.01.97
B	bearer shares	ordinary shares	-	1,557,500	6,230	paid in	25.06.99	01.01.97
B	bearer shares	ordinary shares	-	2,240,000	8,960	paid in	16.11.99	01.01.97
B	bearer shares	ordinary shares	-	17,648,500	70,594	paid in	24.05.02	01.01.97
C	bearer shares	ordinary shares	-	37,659,600	150,638	transfer of CPSA to Bank	28.02.01	01.01.00
Total number of shares				**125,225,600**				
Total share capital					**500,902**			
Nominal value of 1 share equalls to PLN 4.00								

Changes in share capital

At 30 June 2001 the Bank's authorised capital totalled PLN 430,308,400 divided into 107,577,100 ordinary bearer shares with a par value of PLN 4 each. At 30 June 2002 the Bank's authorised capital totalled PLN 500,902,400 divided into 125,225,600 ordinary bearer shares with a par value of PLN 4 each. The increase in capital of PLN 70,594,000 resulted from the conversion of 17,648,500 Special Bonds into Series B ordinary bearer shares, each with a par value of PLN 4 by Citibank Overseas Investment Corporation, a subsidiary undertaking of Citibank N.A.
By a resolution adopted at the General Shareholders' Meeting on 15 April 1997, the Bank issued 28,000,000 Special Bonds with a nominal value of PLN 4 each. As of 30 June 2002, 5,434,000 of the Special Bonds were outstanding and each of them could be converted into 1 ordinary share of B issue Conversion of the bonds into shares can be effected at the rate of one zloty of nominal value of the bond to one zloty of nominal value in shares. Therefore, in the event of conversion of all outstanding bonds, the nominal value of the share capital would amount to PLN 522,638,400, divided into 130,659,600 ordinary bearer shares with a nominal value of PLN 4 each. The bearers of Special Bonds, have the right to participate in dividends for periods after 1 January 1997 on the same basis as ordinary shareholders.
No preference shares are provided for in the Articles of Association.

Significant changes in the ownership structure of shares from 30 June 2001 to 30 June 2002 are as follows:
- the proportion of authorised capital represented by the shares held by Citibank Overseas Investment Corporation, USA, a subsidiary of Citibank N.A., increased from 91.39% to 93.20%.

List of shareholders

The shareholders entitled at 30 June 2002 to exercise at least 5% of the total number of votes at a General Meeting of Shareholders or holding at least 5% of the Bank's authorized capital at that date are listed in the table below.

The item "Other shareholders" represents the combined figure for all shareholders with interests entitling them to less than 5% of votes at a General Meeting.

	Value of shares (PLN thousand)	No. of shares	Percentage of shares	No. of votes at General meeting	Percentage of votes at General Meeting
Citibank Overseas Investment Corporation, USA	466,870	116,717,574	93.20	116,717,574	93.20
Other shareholders	34,032	8,508,026	6.80	8,508,026	6.80
Total	**500,902**	**125,225,600**	**100.00**	**125,225,600**	**100.00**

Note 33

ISSUER OWN SHARES				
a	b	c	d	e
Number of shares	Value at cost	B/S value	Purpose of acquisition	Destination

ISSUER'S SHARES OWNED BY SUBORDINATED UNDERTAKINGS			
a	b	c	d
Name of undertaking	Number of shares	Value at cost	Book value

Note 34

EQUITY RESERVES	first half of 2002	first half of 2001
a) surplus capital	-	-
b) mandatory reserve	182,020	144,408
c) statutory	2,877,618	2,901,149
d) contribution of shareholders	-	-
e) other	-	-
Total equity reserves	**3,059,638**	**3,045,557**

Note 35

REVALUATION RESERVE	first half of 2002	2001	first half of 2001
a) revaluation of fixed assets	30,892	76,958	77,618
b) deferred tax	-	-	-
c) FX differences arising from translation of foreign branches	-	-	-
d) other (by type)	15,167	-	-
- revaluation of financial assets	15,167		
Total revaluation reserve	**46,059**	**76,958**	**77,618**

Note 36

OTHER RESERVES (by purpose)	first half of 2002	first half of 2001
- General banking risk fund	390,000	390,000
- Equity reserve for brokerage activity	-	-
- Equity reserves	1,662,173	1,615,108
- Special Bonds	21,736	92,330
Total other reserves	**2,073,909**	**2,097,438**

Special Bonds

As at 30 June 2002 Powszechny Zakład Ubezpieczeń S.A. was the only entity that hold the Special Bonds. The number of the Special Bonds held equalled 5,434,000.

The holders of Special Bonds at 31 December 2001 and 30 June 2001, are listed in the table below::

	Value of bonds (in PLN thousand)	No. of bonds	Percentage held %
Citibank Overseas Investment Corporation, USA	70,594	17,648,500	76,46
Powszechny Zakład Ubezpieczeń S.A., Warszawa	21,736	5,434,000	23,54
Razem	**92,330**	**23,082,500**	**100,00**

Note 37

Data for calculation of capital adequacy ratio

The capital adequacy ratio of the Bank was calculated in accordance with regulations being in power in Poland in the reporting periods.

Data for calculation of capital adequacy ratio as at 30 June 2002.

The capital adequacy ratio was calculated based on the consolidated financial statements according to principles defined in resolution No 5/2001 of the Banking Supervision Commission dated 12 December 2001 on specific principles for calculation of capital requirements for particular types of risk, including excesses of concentration limits, principles for calculation of solvency ratio, regarding relationships with subsidiary undertakings or operating in the same holding and defining additional items of balance sheet seized with own equity for capital adequacy calculation and the scope and methodology for calculation (Official Journal of NBP No 22, position 43.

	30.06.2002
Total capital requirement	2,141,825
Own funds, in this:	5,005,398
Tier I equity (adjusted)	5,240,385
Tier II equity	67,795
Decreases of tier I and tier II equity	302,782
Capital adequacy ratio	18.70

Data for calculation of capital adequacy ratio as at 31 December 2001 and 30 June 2001.

The capital adequacy ratio was calculated based on non-consolidated financial statements according to principles defined in resolution No 5/98 of the Banking Supervision Commission dated 2 December 1998 on the calculation of the capital adequacy ratio and percentage risk weightings for different categories of assets and off-balance sheet commitments (Official Journal of NBP No 26, position 61).

	31.12.2001	30.06.2001
Total of risk weighted assets and off-balance sheet commitments	24,715,504	25,492,636
Own funds used for calculation of capital adequacy ratio, in this	5,243,734	5,146,737
Tier I equity	5,426,255	5,424,608
Tier II equity	169,288	169,939
Decreases of tier I and tier II equity	351,809	447,810
Capital adequacy ratio	21.22	20.19

Note 38

Data for calculation of book value per share

	30.06.2002	31.12.2001	30.06.2001
Shareholders' equity (Tier I)	**5,612,713,208.73**	**5,495,704,818.32**	**5,480,973,387.17**
Share capital	500,902,400.00	430,308,400.00	430,308,400.00
Equity reserves	3,059,637,940.79	3,059,637,940.79	3,045,557,431.57
General reserve (in other reserves)	1,662,172,867.94	1,615,758,477.53	1,615,107,555.60
General banking risk fund	390,000,000.00	390,000,000.00	390,000,000.00
Other equity (Tier II)	**46,059,062.54**	**85,189,202.91**	**82,697,957.22**
Revaluation reserve from revaluation of fixed assets	46,059,062.54	76,958,202.91	77,617,957.22
FX differences from consolidation		8,231,000.00	5,080,000.00
Prior years profit (adjustment for subordinated undertakings accounted for under the equity method)	**44,351,349.18**	-	-
Prior years profit (unremitted)	**7,706,396.36**		**14,080,509.22**
Net profit	**142,211,993.71**	**163,286,000.16**	**148,199,073.94**
Book value without Special Bonds (in PLN)	**5,853,042,010.52**	**5,744,180,021.39**	**5,725,950,927.55**
Number of shares	125,225,600	107,577,100	107,577,100
Net book value per share (in PLN)	**46.74**	**53.40**	**53.23**
Other funds			
Other funds (Special Bonds)	21,736,000.00	92,330,000.00	92,330,000.00
Book value including Special Bonds (in PLN)	**5,874,778,010.52**	**5,836,510,021.39**	**5,818,280,927.55**
assumed number of shares*	130,659,600	130,659,600	130,659,600
Diluted book value per share (in PLN)*	**44.96**	**44.67**	**44.53**

* Assumed number of shares includes, in addition to ordinary shares, Special Bonds. Special Bonds have the right to participate in dividends on the same basis as ordinary shares.

Note 39

OFF-BALANCE SHEET COMMITMENTS GRANTED TO RELATED PARTIES (in respect of)	first half of 2002	2001	first half of 2001
a) guarantees granted, including	88,002	90,143	95,195
- subsidiary undertakings	5,000	6,623	-
- joint ventures	1,128	1,118	1,118
- associated undertakings	81,874	82,402	94,077
- material investor	-	-	-
- parent entity	-	-	-
b) other (in respect of)	60,406	160,705	137,508
- import L/Cs	4,100	6,397	9,474
- in this: subsidiary undertakings	4,076	5,985	6,368
joint ventures	-	-	-
associated undertakings	24	412	3,106
material investor	-	-	-
parent entity	-	-	-
- credit lines granted	56,306	154,308	128,034
- in this: subsidiary undertakings	54,806	118,656	78,717
joint ventures	-	5,000	23,721
associated undertakings	1,500	30,652	25,596
material investor	-	-	-
parent entity	-	-	-
Total off-balance sheet commitments granted to related parties	**148,408**	**250,848**	**232,703**

Note 40

OFF-BALANCE SHEET COMMITMENTS RECEIVED TO RELATED PARTIES (in respect of)	first half of 2002	2001	first half of 2001
a) guarantees granted, including	-	-	-
- subsidiary undertakings			
- joint ventures			
- associated undertakings			
- material investor			
- parent entity			
b) other (in respect of)	-	-	-
Total off-balance sheet commitments received to related parties	-	-	-

NOTES ON THE CONSOLIDATED PROFIT AND LOSS STATEMENT

Note 41

INTEREST INCOME	first half of 2002	first half of 2001
a. Interest income from financial sector	113,282	217,124
b. Interest income from customers	702,831	1,032,172
c. Interest income from State Budget	1,769	493
d. Interest income from securities	127,288	108,797
e. Other	-	-
Total interest income	**945,170**	**1,358,586**

Note 42

INTEREST EXPENSE	first half of 2002	first half of 2001
a. Interest expense from financial sector	161,851	251,842
b. Interest expense from customers	413,308	682,893
c. Interest expense from State Budget	46,994	62,597
d. Other	-	1,349
Total interest expense	**622,153**	**998,681**

Note 43

FEE AND COMMISSION INCOME	first half of 2002	first half of 2001
a. Fee and commissions income from banking operations	264,768	231,955
b. Fee and commission income from brokerage activities	10,080	15,314
Total fee and commissions income	**274,848**	**247,269**

Note 44

INCOME FROM SHARES AND OTHER FINANCIAL INSTRUMENTS	first half of 2002	first half of 2001
a. Income from investments in subsidiary undertakings	7,933	-
b. Income from investments in joint ventures	-	140
c. Income from investments in associated undertakings	-	20,112
d. Income from investments in other undertakings	-	-
Total income from shares and other financial instruments	**7,933**	**20,252**

In the first half of 2002, income from shares and other financial instruments included PLN 19,350 thousand representing a gain from participation in profits of liquidated Bank Handlowy International S.A. and PLN 7,933 a gain from the sale of subsidiary undertaking Cuprum Bank S.A.
In the first half of 2001, income from shares and other financial instruments included PLN 8,213 thousand in dividends on equity interests in joint ventures and associated undertakings and PLN 12,039 thousand representing a gain from the sale of the Bank's associated undertaking, Mitteleuropäische Handelsbank A.G.

Note 45

RESULT ON FINANCIAL OPERATIONS	first half of 2002	first half of 2001
a. Securities and other financial instruments	54,397	(28,478)
- income on securities and other financial instruments	3,243,410	1,403,188
- expense on securities and other financial instruments	3,189,013	1,431,666
b. Other	525	6,801
Result on financial operations	**54,922**	**(21,677)**

Note 46

OTHER OPERATING INCOME	first half of 2002	first half of 2001
a) professional asset management services	-	-
b) sale or liquidation of fixed assets and assets for sale *	2,316	1,508
c) recovered loss receivables	3,015	172
d) received compensation, fines, etc.	135	331
e) received donations	-	-
f) other (in respect of)	22,446	22,645
- refund of BGF expense	3,934	3,448
- by-income	3,693	3,099
- sale of goods and services	3,391	5,912
- release of specific provisions for sundry debtors	1,810	473
- income from rental services and other income	9,618	9,713
Other operating income	**27,912**	**24,656**

Note 47

OTHER OPERATING EXPENSES	first half of 2002	first half of 2001
a) professional asset management services	-	-
b) sale or liquidation of fixed assets and assets for sale	11,169	4,447
c) write-offs of receivables	104	63
d) paid compensation, fines, etc.	-	529
e) donations made	191	4,572
f) other (in respect of)	47,954	30,205
- non-operating expenses	1,748	1,732
- vindication of receivables	176	915
- special provision on sundry debtors	1,633	224
- depreciation of goodwill	36,223	24,148
- other expenses	8,174	3,186
Total other operating expenses	**59,418**	**39,816**

In the first half of 2002 a depreciation charge of PLN 36,223 thousand (first half of 2001: PLN 24,148 thousand) against the goodwill arising on the merger of the Bank and CPSA has been included in other operating expense.

Note 48

GENERAL EXPENSES	first half of 2002	first half of 2001
a. Salaries	207,516	188,311
b. Charges to salaries and insurance	47,824	50,525
c. Material costs	273,817	249,086
d. Taxes and levies	3,450	1,634
e. Bank Guarantee Fund charges	4,002	7,604
f. Other (in respect of)	-	-
Total general expenses	**536,609**	**497,160**

Note 49

CHARGES TO PROVISIONS AND REVALUATION	first half of 2002	first half of 2001
a. Charges to provisions for:	553,429	402,824
- normal loans	13	35
- watch loans	329	170
- irregular loans	425,703	269,264
- off-balance sheet commitments	-	-
- general risk fund	127,384	133,355
- other	-	-
b. Revaluation:	33,703	798
- diminution in value of financial assets	33,703	798
- other	-	-
Total charges to provisions and revaluation	**587,132**	**403,622**

In the first half of 2002, charges to provisions for permanent diminution in value of financial assets included the mainly provisions against shares in associated undertakings operating in building industry amounted to PLN 26,778 thousand.

Note 50

RELEASE OF PROVISIONS AND DECREASE IN RESPECT OF REVALUATION	first half of 2002	first half of 2001
1 Release of provisions for:	415,961	221,887
- normal receivables *	7	26,491
- watch receivables	2,052	-
- irregular receivables	286,429	147,400
- general risk fund	-	-
- off-balance sheet commitments	127,473	47,996
- other	-	-
2. Decrease in respect of revaluation:	3,682	11,170
- financial assets	3,682	11,170
- other	-	-
Total release of provisions and decrease in respect of revaluation	**419,643**	**233,057**

*/ In the first half of 2001 the item "normal receivables" shows releases of provisions for receivables classified as normal and watch. At that time the Bank's accounting system did not allow for separate presentation of the data.

In the first half of 2001, the Bank released the majority of specific provisions established at CPSA prior to the merger with the Bank for normal and watch receivables. Pursuant to Resolution No. 8/1999 of the Commission for Banking Supervision on procedures for provisioning against the risk of banking operations dated 22 December 1999 (Official Journal of NBP No. 26/99, item 43), effecting from 30 March 2000, the Bank does not establish provisions against such loans where the required level of such provisions does not exceed 25% of the balance of general risk provision.

Note 51

RESULT ON SALE OF SHARES IN SUBORDINATED ENTITIES	first half of 2002	first half of 2001
a) profit from sale of shares	7,933	12,039
- in subsidiary undertakings	7,933	-
- in joint ventures		-
- in associated undertakings		12,039
b) loss on sale of shares	12,174	-
- in subsidiary undertakings	12,174	
- in joint ventures		
- in associated undertakings		
Total result on sale of shares in subordinated undertakings	**(4,241)**	**12,039**

In the first half of 2002, income from shares and other financial instruments included PLN 7,933 thousand representing a gain from the sale of subsidiary undertaking Cuprum Bank S.A (book value: PLN 11,051 thousand) PLN 12,174 thousand representing a gain from sale of subsidiary undertaking Bank Handlowy International S.A (book vale: PLN 54,891 thousand).
In the first half of 2001, income from shares and other financial instruments included PLN 12,039 thousand representing a gain from the sale of the Bank's associated undertaking, Mitteleuropäische Handelsbank A.G. (book vale PLN 29,735 thousand including FX differences on structural positions).

Note 52

EXTRAORDINARY GAINS	first half of 2002	first half of 2001
a) contingent	0	
d) other	-	
Total extraordinary gains	0	-

Note 53

EXTRAORDINARY LOSSES	first half of 2002	first half of 2001
a) contingent		
d) other		
Total extraordinary losses	-	-

Note 54

CHARGE OF GOODWILL OF SUBORDINATED UNDERTAKINGS	first half of 2002	first half of 2001
a) subsidiary undertakings		
b) in joint ventures		
c) in associated undertakings		
Total charge of goodwill of subordinated undertakings	-	-

Note 55

CHARGE OF NEGATIVE GOODWILL OF SUBORDINATED UNDERTAKINGS	first half of 2002	first half of 2001
a) subsidiary undertakings		-
b) in joint ventures		-
c) in associated undertakings		503
Total charge of negative goodwill of subordinated undertakings	-	**503**

Note 56

CORPORATE INCOME TAX	first half of 2002	first half of 2001
1. Gross profit / (loss) before taxation	226,337	185,151
2. Consolidation adjustments	-	25,212
3. Differences between gross profit / (loss) before taxation and taxable income	212,232	156,109
a) Permanent differences between gross profit / (loss) before taxation and taxable income	47,361	33,148
b) Temporary differences between gross profit / (loss) before taxation and taxable income	164,871	122,961
4. Taxable income	438,569	366,471
5. Corporate income tax at the rate 28%	122,799	102,613
6. Deductions and decreases	(76)	(302)
7. Corporate income tax payable as per tax return for the period, including:	122,723	102,311
- recognised in the profit and loss account	122,723	102,311
- related to items that decreased or increased own equity	-	-
- related to items that decreased or increased goodwill	-	-
8. Corporate income tax presented in the profit and loss account (including tax paid on the shares in legal entities)	123,349	102,976

In this corporate income tax of DM BH

CORPORATE INCOME TAX	first half of 2002	first half of 2001
1. Gross profit / (loss) before taxation	4,298	2,485
2. Differences between gross profit / (loss) before taxation and taxable income	(696)	1,678
a) Permanent differences between gross profit / (loss) before taxation and taxable income	(370)	60
b) Temporary differences between gross profit / (loss) before taxation and taxable income	(326)	1,618
3. Taxable income	3,602	4,163
4. Corporate income tax at the rate 28%	1,009	1,166
5. Deductions and decreases	0	1
6. Corporate income tax payable as per tax return for the period, including:	1,009	1,167
- recognised in the profit and loss account	1,009	1,167
- related to items that decreased or increased own equity	-	-
- related to items that decreased or increased goodwill	-	-
7. Corporate income tax presented in the profit and loss account (including tax paid on the shares in legal entities)	1,009	1,167

DEFERRED INCOME TAX RECOGNISED IN PROFIT AND LOSS ACCOUNT	first half of 2002	first half of 2001
decrease (increase) resulting from arise and reverting of temporary differences	39,115	33,976
decrease (increase) resulting from change in tax rates	2,399	-
decrease (increase) resulting from previously not recognised tax losses, tax allowances or temporary difference related to previous periods	-	-
decrease (increase) resulting from writing off deferred tax assets or impossibility of utilisation of deferred tax provision	-	-
other components of deferred tax (by type)	-	-
Total deferred income tax	**41,514**	**33,976**

TOTAL DEFERRED INCOME TAX	first half of 2002	first half of 2001
- recognised in own equity	848	-
- recognised in positive or negative goodwill	-	-

CORPORATE INCOME TAX REPORTED IN PROFIT AND LOSS ACCOUNT AND RELATED TO:	first half of 2002	first half of 2001
- ceased activity	-	-
- result on extraordinary operations	-	-

Note 57

OTHER OBLIGATORY DECREASES OF PROFIT (INCREASES OF LOSS), RESULTING FROM	first half of 2002	first half of 2001
Other obligatory charges reducing profit (increasing loss), of which:	-	-
Total other obligatory charges to profit (loss)	-	-

Note 58

NET PROFIT (LOSS)	first half of 2002	first half of 2001
a) net profit (loss) of parent entity	141,278	114,832
a) net profit (loss) of subsidiary undertakings	6,705	36,509
a) net profit (loss) of joint ventures	(7,025)	(3,142)
a) net profit (loss) of associated undertakings	1,254	-
e) consolidation adjustments	-	-
Net profit (loss)	**142,212**	**148,199**

Share of particular segments of activity of the Group in consolidated net financial result

Segments of activity	6 months ended 30 June			
	2002	Share in %	2001	Share in %
Banking and brokerage activity	143,792	101.1	116,151	78.4
Investment activity and factoring	8,102	5.7	35,190	23.7
Insurance	(7,122)	(5.0)	(3,142)	(2.1)
Leasing	(2,560)	(1.8)		
Consolidated net profit	142,212	100.0	148,199	100.0

Distribution of net profit of the parent entity for 2001 and 2000 is as follows:

	Distribution of profit for 2001		Distribution of profit for 2000	
	in PLN	in %	in PLN	in %
Profit	**163,636,000,16**	**100%**	**204,711,297,06**	**100%**
- Dividend	163,324,500,00	99.8%	130,659,600,00	63.8%
- Own equity:				
capital surplus	-	-	21,051,697,06	10.3%
reserve capital	311,500,16	0.2%		
general risk reserve	-	-	50,000,000,00	24.4%
- Special funds – Staff Benefit Fund	-	-	3,000,000,00	1.5%

Note 59

Data for the calculation of profit per share

	12 months ended 30 June	
	2002	2001
Net profit in the second half of 2001	15,086,926.22	
Net profit in the first half of 2002	142,211,712.51	
Net profit in the second half of 2000		-3,065,143.19
Net profit in the first half of 2001		148,199,073.94
Net profit / (loss) (in PLN)	**157,298,638.73**	**145,133,930.75**
Weighted average number of ordinary shares *	125,225,600	107,577,100
Net profit / (loss) per ordinary share (in PLN) *	**1.26**	**1.35**
Weighted average assumed number of ordinary shares **	130,659,600	130,659,600
Diluted profit / (loss) per ordinary share (in PLN) **	**1.20**	**1.11**

* This figure includes the weighted average number of ordinary shares held by the shareholders of the Bank in the year. The weighting reflects the duration (whole or part of reporting year) in which the shares had the right to participate in profits. Simultaneously, Special Bonds, which are not included in the ratio, had the right to participate in profits in the year.

** The weighted average assumed number of ordinary shares includes all rights to participate in profits i.e. weighted average number of ordinary shares and weighted average number of Special Bonds. Special Bonds have the right to participate in dividends on the same basis as ordinary shares.

ADDITIONAL NOTES TO CASH FLOW STATEMENT

Structure of cash equivalents in the consolidated cash flow statement

Structure of cash equivalents	6 months ended 30 June 2002	2001
opening balance:	**2,726,426**	**834,342**
- cash	295,691	245,280
- nostro in NBP	2,026,751	454,036
- nostro accounts in other banks (nostro, vostro overdraft)	403,984	127,468
- funds of brokerage house in Stock Exchange Guarantee Fund	-	7,558
closing balance: *	**1,834,088**	**1,112,954**
- cash	278,157	236,657
- nostro in NBP	861,046	670,517
- nostro accounts in other banks (nostro, vostro overdraft)	694,885	205,780

* Balance of cash equivalents as at 30.06.2001 is presented in a way that allows to ignore an impact of non-cash movements related to the merger of the Bank with CPSA and contribution in kind of COK BH to DH BH

Reconciliation of differences between changes in certain items reported in the balance sheet and movements in those items shown in the cash flow statement

	6 months ended 30 June 2002	2001
Cash flow statement		
A-II-7. Movements in other provisions	**1,366**	**82,673**
- non-cash movement related to merger of Bank and CPSA	-	48,473
Balance sheet change		
XII.2. Other provisions	**1,366**	**131,146**
Cash flow statement		
A-II-9. Increase/decrease in holdings of debt securities	**(1,007,757)**	**(1,202,275)**
- net movement in debt securities held in investment portfolio (proceeds and expenditure related to investment portfolio debt securities are reported in the investment activities section of the cash flow statement)	389,784	(183,276)
- non-cash movement related to merger of Bank and CPSA	-	(386,177)
Balance sheet change		
VII. Debt securities	**(617,973)**	**(1,771,728)**
Cash flow statement		
A-II-10. Increase/decrease in amounts due from financial institutions	**(124,385)**	**2,132,427**
- movement in current balances (nostro accounts, vostro overdrafts) and in funds held by Bank Brokerage House a Stock Exchange Guarantee Fund, as reported in section D. Net cash flow, total (movement in cash and equivalents	(254,491)	(70,753)
- differences arising from the first full consolidation of DM BH	-	(43,479)
- non-cash movement related to merger of Bank and CPSA	-	(1,428,083)
- non-cash movement related to transfer of COK BH to DM BH as non-cash consideration for equity	-	45,397
Balance sheet change		
III. Due from financial institutions	**(378,876)**	**635,509**

Cash flow statement		
A-II-11. Increase/decrease in amounts due from non-financial customers and State budget	**316,482**	**816,618**
- differences arising from the first full consolidation of DM BH	-	(5)
- non-cash movement related to merger of Bank and CPSA	-	(6,067,488)
- non-cash movement related to transfer of COK BH to DM BH as non-cash consideration for equity	-	4,945
Balance sheet change		
IV. Due from non-financial customers and V. Due from State Budget	**316,482**	**(5,245,930)**
Cash flow statement		
A-II-13. Increase/decrease in equity investments and other financial assets	**(27,706)**	**(833,373)**
- net movement in equity investments and other financial assets available for sale (proceeds and expenditure related to investment portfolio equities and other variable-income securities available for sale are reported in the investment activities section of the cash flow statement)	12,031	(37,455)
- differences arising from the first full consolidation of DM BH		(318,308)
- non-cash movement related to transfer of COK BH to DM BH as non-cash consideration for equity	-	44,706
Balance sheet change		
XII. Investments in other undertakings and XIII. Other securities and other financial assets	**(15,675)**	**(1,144,430)**
Cash flow statement		
A-II-14. Increase/decrease in liabilities to financial institutions	**116,029**	**(1,271,906)**
- movement in liabilities arising on operations with NBP	40,241	(243,075)
- long-term funding (tenor of over 1 year) received from financial institutions (reported in the financing activities section) and interest payable (item A-II-19), and also movement in FX differences on borrowings received in prior periods (included in item A-II-3)	(867,827)	(603,383)
- differences arising from the first full consolidation of DM BH	-	(86,685)
- non-cash movement related to merger of Bank and CPSA	-	1,988,953
- non-cash movement related to transfer of COK BH to DM BH as non-cash consideration for equity	-	(376)
Balance sheet change		
II. Due to financial institutions	**(711,557)**	**(216,472)**
Cash flow statement		
A-II-15. Increase/decrease non-financial customers and State budget	**(422,581)**	**422,079**
- differences arising from the first full consolidation of DM BH	-	837
- non-cash movement related to merger of Bank and CPSA	-	4,939,891
- non-cash movement related to transfer of COK BH to DM BH as non-cash consideration for equity	-	(32,069)
Balance sheet change		
III. Due to customers and IV. Due to State budget	**(422,581)**	**5,330,738**

Cash flow statement		
A-II-17. Increase/decrease in securities issued	-	**1,346**
- non-cash movement related to merger of Bank and CPSA	-	22,792
Balance sheet change		
VI. Securities issued	-	**24,138**

Cash flow statement		
A-II-19. Increase/decrease in interperiod settlements (presented as the net movement in asset and liability items)	**(93,491)**	**(195,215)**
- movement in accrued expense & deferred income	40,691	3,731
- differences arising from the first full consolidation of DM BH	-	378
- non-cash movement related to merger of Bank and CPSA	-	16,754
- non-cash movement related to transfer of COK BH to DM BH as non-cash consideration for equity	-	(2,420)
Balance sheet change		
XVIII. Interperiod settlements	**(52,800)**	**(176,772)**

Notes to the consolidated cash flow items: "Other adjustments", "Other proceeds", "Other expenditure"

Net cash flow from operating activities

	6 months ended 30 June	
Other adjustments	**2002**	**2001**
Increase/decrease in claims/liabilities arising from adjustment accounts elating to securities (discount, premium, interest) and changes not affecting cash flows	28,425	(24,389)
Increase/decrease in liabilities arising from interest accrued on long-term borrowings from banks and financial institutions	1,505	16,037
Increase/decrease in other assets	103,238	(96,038)
Increase/decrease in other liabilities	255,006	770,652
Non-cash movement related to merger of Bank and CPSA (Goodwill amortisation)	-	24,149
Increase/decrease in provisions against depreciation of securities and valuation of consolidated shares accounted for under an equity method	92,665	(14,604)
Other items relating to increases/decreases in tangible and intangible fixed assets not affecting cash flows	6,511	76
Consolidation adjustments resulting from accounting for under an equity method	(16,974)	-
Other	19	1,529
Total other adjustments	**470,395**	**677,412**

Net cash from investing activities

	w tys. PLN	
	6 months ended 30 June	
Other proceeds	**2002**	**2001**
Dividends on shares available for sale	2,871	6,849
Interest received on securities (investing activities)	4,395	-
Realised FX differences on investing activities	714	20,083
Total other proceeds	**7,979**	**26,932**

Other expenditure	6 months ended 30 June 2002	2001
Advance payments on assets in course of construction	-	(4,514)
Other	-	-
Total other expenditure	**-**	**(4,514)**

Net cash from financial activities

Other proceeds	6 months ended 30 June 2002	2001
Realised FX differences on financial activities	-	14,520
Other	-	669
Total other proceeds	**-**	**15,189**

Other expenditure	6 months ended 30 June 2002	2001
Repayment of interest on long-term borrowings from banks and financial institutions	(61,367)	(90,897)
Realised FX differences on financial activities	(17,429)	-
Other	-	(19)
Total other expenditure	**(78,796)**	**(90,916)**

ADDITIONAL EXPLANATORY NOTES

1. Concentration of exposure

Information on concentration of credit expose in the Group is presented based on the consolidated financial statements following principles and conditions for setting concentration limits set out in the Act of 29 August 1997 - Banking Law (Official Journal No. 140, position 939, with amendments) and the methodology for calculation of consolidated own equity in accordance with principles set out in the regulation No 6/2001 of the Banking Supervision Commission dated 12 December 2001 regarding specific rules for calculating equity for bank constituting banking groups pursuant to the Banking Law Act , other bank's balance sheet items included in its supplementary funds, and the terms and procedures for the inclusion thereof, as well as the bank's balance sheet items, that are deductible for the calculation of equity (Official Journal of NBP No. 22, position 44).

Information on concentration of credit expose in the Group is presented in the context of policy adopted by parent entity („Bank"), which according to the provisions of Banking Law Act is obliged to define and periodically verify receivables concentration limits for a single entity or a group of related entities and in particular sectors of economy within the system of limits imposed by the Act.

Credit risk management policy

The Credit Policy Committee of the Bank defined main principles for credit risk management which are documented in „Credit Policy Manual".

Additional regulations are included in Credit Manuals for Banks and Financial Institutions and in numerous Credit Programmes.

The key elements of credit risk management are presented below:

- while managers are responsible for risk management in their areas of responsibility, the Bank additionally possess a system of controls that includes:
  - independent position of risk manager
  - each credit decision have to be taken by at least two authorised persons. Bigger loans, carrying higher risk, require approval from more competent and authorised persons from higher level
  - Independent Audit Department checking all activities related to risk management
- each borrower is assigned to appropriate risk scale, receiving its own rating, based both on financial and quality criteria. Risk ratings allow the Bank to assure that the whole credit portfolio generates acceptable risk level.
- each customer of the Bank is assigned to a control unit that manages the whole relationship with the customer. In case of customers being a part of a capital group the solutions mentioned above are combined in order to manage global group risk and avoid exceeding concentration limits.
- the Credit Policy Committee assigns persons competent for approving loans based on their experience and skills
- the Bank has to reduce concentration in order to maintain a differentiated risk bearing assets as well as meet capital requirements for the portfolio. Credit risk may embrace limitations for customers, sectors and regions
- the Bank defined principles for periodical monitoring of customers' results from their activity and identification of different negative changes in their standing which have to be immediately communicated to upper level management, and which additionally include opinions of specialised restructuring units.

Exposure limits

The Act of 29 August 1997 - Banking Law defines maximum exposure limits for a bank. Under article 71 paragraph 1 of the Act which came into force as of 1 January 2002, total balance sheet and off-balance sheet

exposure from one or more capital and organisationally related entities cannot be greater than 20% of a bank's equity in case when one of the entities is a parent entity or subsidiary undertaking of the Bank or is a subsidiary undertaking to a parent entity of the Bank or cannot be greater than 25% of a bank's equity in case when there is no such relationship between bank and the borrower. Equity as at 30 June 2002, for the purpose of setting concentration limits specified in the Banking Law Act, has been established in accordance with resolution No. 6/2001 of the Banking Supervision Committee dated 12 December 2001.

The Bank sets out to limit its exposure to individual clients. In the presented periods the Bank's exposure did not exceed the regulatory limits for a single entity or a group of related entities and did not exceed other concentration limits set by Banking Law. As at 30 June 2002 the Bank's exposure in transactions with customers, which exceeded 10% of the Bank's equity amounted to PLN 726,510 thousand, i.e. 14.5 % of the equity (31 December 2001: PLN 1,349,448 thousand, i.e. 25.7%; 30 June2001: the Bank did not have exposures to customers that exceeded 10% of bank's equity).

Concentration of exposure in individual industry sectors

To avoid excessive concentration of credit risk, the Bank keeps an ongoing watch over the exposure in individual industry sectors, defining the areas in which the exposure should grow and the areas whose chances for development are poor, and where the exposure should be reduced. In the case of large corporate customers and financial institutions, the divisions of the Bank responsible for its policy concerning exposures to particular sectors are those of Corporate Banking, Investment Banking and Financial Institutions, while a similar function with respect to small and medium enterprises is exercised by the Commercial Banking Division.

The Bank's policy regarding exposures to large corporate customers and financial institutions active in particular sectors is developed through an identification of target markets. A key component in this identification of markets is an assessment of sectoral risk. To this end, sectoral analyses are carried out by specialists in particular industries. Within the framework of the target markets specified, lending programmes are drawn up with documented requirements for approving the risk involved in specific kinds of business. The higher the sectoral risk, the tighter the criteria for risk approval. The assessment made of the financial condition of a given industry and its development prospects is a major element in the internal rating assigned to a customer.

In terms of small and medium enterprises, the Bank's policy on exposures consists of identifying a target market by deselecting particular industries. This involves eliminating from the target market those industries where the risk of doing business is considered too steep for the standards, which the Bank has set itself.

The Bank's policy distinguishes the following criteria as the basis for deselection:

A/ industries excluded in view of their incompatibility with the character of small and medium enterprises;

B/ industries excluded in view of their sensitivity to market factors and earnings volatility;

C/ industries excluded in view of their declining trends in performance.

The target market is then defined as all other industries that have not received an adverse assessment. A selective approach is admissible in relation to specific industries excluded due to sensitivity and volatility factors or to downward performance trends, whereby those customers with the highest internal ratings in those industries are retained.

As there is a large differentiation between the clients representing the individual industries, the table below shows aggregated data for the Bank's exposure in 20 major industries in particular reporting periods.

Sector of the economy	*30 June 2002 in %*	*31 December 2001 in %*	*30 June a 2001 in %*
Wholesale trade excluding motor vehicles	19.9	16.6	13.5
Financial intermediary, excluding insurance and pension funds	7.4	10.4	3.9
Generation and distribution of electricity, gas, steam and hot water	6.8	4.4	5.6
Production of food and beverages	6.4	6.6	7.0
Construction	5.2	5.3	5.6
Other business activity	5.0	2.4	1.8
Production of other transportation equipment	3.8	3.0	4.3
Production of basic chemicals, chemical products and artificial fibres	3.8	4.1	5.8
Post office and telecommunications	3.2	4.0	4.1
Production of machinery and equipment, not included elsewhere	3.1	2.6	2.5
Top 10 business sectors	***64.6***	***59.4***	***54.1***
Production of metals	2.6	3.3	2.3
Sale, service and reparation of motor vehicles, retail sale of fuel	2.3	2.1	3.7
Production of rubber and artificial fibres products	2.2	1.6	1.6
Production of machinery and electrical equipment not included elsewhere	2.1	1.1	4.2
Production of coke, oil-based products and nuclear fuel	2.1	1.0	1.9
Production of finished goods made from metal, excluding machinery and equipment	2.0	1.5	1.7
Production of other transportation means	1.9	2.1	1.9
Production of finished goods made from non-metallic row materials	1.7	1.6	2.3
Production of furniture; production not included elsewhere	1.6	1.2	1.2
Production of wooden pulp, paper and paper-made products	1.5	1.3	0.9
Top 20 business sectors	***84.6***	***75.8***	***75.8***
Other sectors	***15.4***	***24.2***	***24.2***
Total Bank	***100.0***	***100.0***	***100.0***

2. Sources and uses of funds

in PLN thousand

Source of funds	30 June 2002	31 December 2002	30 June 2001
Funds from banks and other financial institutions	4,310,435	5,062,232	5,797,052
Funds from customers and the State budget	16,994,506	17,417,087	15,582,486
Other external funds	5,197,407	4,765,288	4,205,701
Own funds and net profit	5,874,778	5,836,510	5,818,281
Total source of funds	**32,377,126**	**33,081,117**	**31,403,520**

in PLN thousand

Use of funds	30 June 2002	31 December 2002	30 June 2001
Bank placements	5,232,008	5,298,049	3,864,656
Amounts due from customers and the State budget	13,885,651	14,202,134	15,300,717
Securities and shares	6,960,617	6,374,678	6,348,949
Other	6,298,850	7,206,256	5,889,198
Total use of funds	**32,377,126**	**33,081,117**	**31,403,520**

Set out below are consolidated amounts due to and from customers and the State Budget as at 30 June 2002 which are related to operations completed mainly by branches of the Bank, presented by region within which the branches are grouped.

in PLN thousand

Name of region/geographic operating area by province/district	Amounts due to customers and the State budget	Amounts due from customers and the State budget
Bydgoszcz Region provinces: kujawsko – pomorskie, pomorskie, warmińsko – mazurskie oraz powiaty z woj. zachodnio – pomorskiego: sławieński, koszaliński, kołobrzeski, białogardzki, świdwiński, szczecinecki, drawski, grodzki Koszalin.	673,336	1,442,399
Katowice Region provinces: śląskie, opolskie and districts chrzanowski, oświęcimski.	700,073	1,158,612
Kraków Region provinces: podkarpackie, świętokrzyskie, małopolskie without districts allocated to Katowice Region	453,393	847,946
Poznań Region provinces: lubuskie, wielkopolskie, zachodnio – pomorskie without districts relocated to Bydgoszcz Region	868,331	1,647,613
Warszawski Region provinces: mazowieckie, lubelskie, łódzkie, podlaskie.	7,920,432	7,325,819
Wrocław Region province: dolnośląskie.	121,914	382,532
Retail Banking Sector - CITIBANK	6,257,027	1,080,730
Total	**16,994,506**	**13,885,651**

Set out below are consolidated amounts due to and from customers and the State Budget as at 31 December 2001 which are related to operations completed mainly by branches of the Bank, presented by region within which the branches are grouped.

in PLN thousand

Name of region/geographic operating area by province/district	**Amounts due to customers and the State budget**	**Amounts due from customers and the State budget**
Bydgoszcz Region provinces: kujawsko – pomorskie, pomorskie, warmińsko – mazurskie oraz powiaty z woj. zachodnio – pomorskiego: sławieński, koszaliński, kołobrzeski, białogardzki, świdwiński, szczecinecki, drawski, grodzki Koszalin.	796,525	1,322,575
Katowice Region provinces: śląskie, opolskie and districts chrzanowski, oświęcimski.	1,013,666	1,052,013
Kraków Region provinces: podkarpackie, świętokrzyskie, małopolskie without districts allocated to Katowice Region	459,020	738,950
Poznań Region provinces: lubuskie, wielkopolskie, zachodnio – pomorskie without districts relocated to Bydgoszcz Region	1,194,958	1,867,626
Warszawski Region provinces: mazowieckie, lubelskie, łódzkie, podlaskie.	9,524,516	7,671,477
Wrocław Region province: dolnośląskie.	150,289	376,356
Retail Banking Sector - CITIBANK	4,278,113	1,173,137
Total	**17,417,087**	**14,202,134**

Set out below are consolidated amounts due to and from customers and the State Budget as at 30 June 2001 which are related to operations completed mainly by branches of the Bank, presented by region within which the branches are grouped.

in PLN thousand

Name of region/geographic operating area by province/district	Amounts due to customers and the State budget	Amounts due from customers and the State budget
Bydgoszcz Region provinces: kujawsko – pomorskie, pomorskie, warmińsko – mazurskie oraz powiaty z woj. zachodnio – pomorskiego: sławieński, koszaliński, kołobrzeski, białogardzki, świdwiński, szczecinecki, drawski, grodzki Koszalin.	926,207	1,369,462
Katowice Region provinces: śląskie, opolskie and districts chrzanowski, oświęcimski.	1,026,158	1,273,611
Kraków Region provinces: podkarpackie, świętokrzyskie, małopolskie without districts allocated to Katowice Region	700,300	929,411
Poznań Region provinces: lubuskie, wielkopolskie, zachodnio – pomorskie without districts relocated to Bydgoszcz Region	1,168,695	1,857,130
Warszawski Region provinces: mazowieckie, lubelskie, łódzkie, podlaskie.	8,518,956	8,265,452
Wrocław Region province: dolnośląskie.	257,446	490,335
Retail Banking Sector - CITIBANK	2,984,724	1,115,316
Total	**15,582,486**	**15,300,717**

3. Contribution to London branch

in PLN thousand

Change in balance of contribution	First half/2002	2001	First half /2001
Opening balance	-	102,450	102,450
increases	-	-	-
decreases (resulting from)	-	102,450	9,667
- Branch closure		102,450	-
- FX differences			9,667
Closing balance	-	-	92,783

The London Branch of the Bank closed its operations as at 31 December 2001. A resolution on the closure of the London Branch was passed by the Bank's Supervisory Board on 15 December 2000. The London Branch of the Bank was crossed out of the Corporate Registry at the National Court Registry on 14 January 2002, by the District Court for Warsaw – Commercial Department XIX of the National Court Registry. Other units constituting the Group do not have foreign branches.

4. Financial instruments of the Group

Obligation to disclose information related to financial instruments arose for the first time i the semi-annual financial statements for 2002. As a result only data for current reporting period are presented below.

4.1. Financial instruments by particular categories of financial assets and liabilities as of 30 June 2002.

in PLN thousand

	30 June 2002
Financial assets for trading purposes	4,083,678
Financial liabilities for trading purposes	3,302,433
Loans granted and own receivables	15,225,584
Financial assets held until maturity	327,834
Financial assets available for sale	2,152,483
Total financial instruments	**25,092,012**

4.1.1. Financial assets for trading purposes as of 30 June 2002

Financial assets for trading purposes by particular group of assets

in PLN thousand

	30 June 2002
Debt securities	665,997
Shares in non-subordinated entities	35,242
Amounts receivable from valuation of derivative instruments	3,382,439
Total financial assets for trading purposes	**4,083,678**

Change in financial assets for trading purposes in the first half of 2002

in PLN thousand

	First half/2002
Opening balance	**3,646,888**
increases (resulting from)	30,696,478
- purchases	30,636,367
- revaluation	47,445
- other (amortisation of premium, discount and interest accrual)	12,666
decreases (resulting from)	(30,259,688)
- sale	(30,239,620)
- provisions for permanent diminution in value	(18,919)
- other (amortisation of premium, discount and interest accrual)	(1,149)
Closing balance	**4,083,678**

Debt securities for trading purposes

Debt securities for trading purposes include securities purchased in order to facilitate from short term price fluctuations. Debt securities for trading purposes are accounted for in their fair value, and the result of valuation is recognised in financial revenues or expenses. Interest, discount or premium on this securities are linearly accrued to the profit and loss account.

Shares in non-consolidated entities

Shares in non-consolidated entities are classified to financial assets for trading purposes and are accounted for in their fair value, and the result of valuation is recognised in financial revenues or expenses.

Amounts receivable from valuation of derivative instruments

Amounts receivable from valuation of derivative instruments represent positive revaluation of derivative instruments, i.e. forward FX transactions, interest rate products and options.

The Bank enters, in the normal course of business, various transactions with financial derivatives for speculation purposes and to manage its own risks arising from movements in currency and interest rates. Settlement date of open positions in derivative instruments depends mainly on the nature of the instrument. In case of the presented transactions floating interest rate is based on interbank interest rates prevailing at the beginning of interest period and fixed interest rate depends on the nature of instrument and the objective of particular transaction.

As at 30 June 2002 the Bank placed deposits at other institutions to a total value of PLN 47,289 thousand, as a collateral against derivatives transactions. The Bank also took collateral of PLN 4,042 thousand against derivatives transactions.

Forward FX contracts

In the first half of 2002 the Bank concluded forward and swap FX contracts. Forward foreign exchange contracts are agreements to exchange specific amounts of currencies at specified rate of exchange, at a forward date (where the settlement occurs later than at a spot date). Foreign currency swaps are combinations of spot and forward foreign exchange contracts whereby a specific amount of currency is exchanged at a spot rate at a spot date and the agreed amount of currency is exchanged back at a forward rate and date. The notional value of foreign exchange contracts expresses the amount of foreign currency purchased or sold under the contracts and does not represent the actual market or credit risk associated with these contracts.

Foreign exchange contracts are used for closing daily open foreign currency positions and for trading purposes. Foreign currency swaps are used for managing the Bank's liquidity and position on nostro accounts.

Forward FX contracts are revalued and accounted for in their market value. Unrealised profits and losses from revaluation of forward FX contracts are recognised in balance sheet in "Other securities and other financial assets" or in „Other liabilities arising on financial instruments" in their gross value, i.e. without netting.

Currency option contracts

Currency option contracts grant the buyer the right, but not obligation, to purchase or sell at a specified price a stated number of units of an underlying currency, at a future date. Exercise of an option may be done by physical exchange of currencies or by settlement of the difference between contract rate and market reference rate prevailing at the exercise date. There are two types of options: call options – that give their owner the right to buy a contracted amount of foreign currency in exchange of a defined by an option exercise price amount of domestic currency or other foreign currency, and, put options: – that give their owner the right to sell a contracted amount of foreign currency in exchange of a defined by an option exercise price amount of domestic currency or other foreign currency. The buyer of an option pays to its drawer a premium for the purchased right to buy or sell of currency.

The contracts are accounted for in their market value and unrealised revaluation gains and losses are recognised in the balance sheet in „Other securities and other financial assets" or in „Other liabilities arising on financial instruments" in their gross value, i.e. without netting. Premiums received on written options are accounted for as deferred income in "Other liabilities" and premiums paid on purchased options are accounted for as prepaid expenses in "Other assets" and are recognised in the profit and loss account and the close of the contract.

in PLN thousand

Foreign exchange contracts	**30 June 2002**
	Notional value
Spot contracts	7,984,689
Forward contracts including swaps	39.520.125
Options – purchased	3,632,820
Options – sold	4,105,085
Total foreign exchange contracts	**55,242,719**

Interest rate contracts

In the first half of 2002 the Bank concluded interest rate swaps (IRS), cross-currency interest rate swaps (CIRS) and forward rate agreement contracts (FRA).

Interest rate swaps are agreements to exchange periodic interest payment obligations. On the interest payment date the Bank and its counterparty are obliged to exchange periodic fixed and floating rate interest payments defined in a contract. The objective of cross-currency interest rate swaps, which are concluded in 2 different currencies, is the exchange of counterparty's obligation expressed in one currency into its obligation in other currency. As a result, on interest payment date the Bank and its counterparty are obliged to exchange interest payments defined in a CIRS contract. Additionally, counterparties may exchange also notional amounts of contracts.. The Bank concludes IRS and CIRS contracts on interbank market and with its customers.
The objective of FRA contract is to define interest rate level for counterparty receivables, which arose or will arise on set dates in future or to define interest rate level for counterparty payables, which arose or will arise on set dates in future. The Bank concludes FRA contracts on interbank market and with its customers.

The contracts are accounted for in their market value and unrealised revaluation gains and losses are recognised in the balance sheet in „Other securities and other financial assets" or in „Other liabilities arising on financial instruments" in their gross value, i.e. without netting.

Interest rate option contracts

The object of interest rate option contract is the right to receive in defined moments in future a compensation amount, which is dependant on future interest rates levels. There are two types of interest rate options: cap option – where the seller agrees to pay the buyer a difference between reference rate (usually 3M or 6M LIBOR) and agreed exercise rate – when the reference rate exceeds exercise rate, and, floor option – where the seller agrees to pay the buyer a difference between reference rate and agreed exercise rate – when the exercise rate exceeds reference rate. In both cases the seller receives a premium paid in advance.

The contracts are accounted for in their market value and unrealised revaluation gains and losses are recognised in the balance sheet in „Other securities and other financial assets" or in „Other liabilities arising on financial instruments" in their gross value, i.e. without netting. Premiums received on written options are accounted for as deferred income in "Other liabilities" and premiums paid on purchased options are accounted for as prepaid expenses in "Other assets" and are recognised in the profit and loss account and the close of the contract.

in PLN thousand

Interest rate contracts	**30 June 2002**
	Notional value
Forward rate agreements	
Forward rate agreements purchased:	9,660,000
Forward rate agreements sold:	9,530,000
Interest rate options:	
Interest rate options purchased	1,098,729
Interest rate options sold	1,098,729
Interest rate swaps:	
Receive floating pay fixed	
Interest rate swap	
(maturing within 1 year)	5,201,979
(maturing within 2 years)	7,300,251
(maturing within 3 years)	6,569,020
(maturing within 5 years)	13,062,207
(maturing after 5 years)	1,876,951
Interest rate cross currency swaps	
(maturing within 1 year)	1,163,183
(maturing within 2 years)	1,292,526
(maturing within 3 years)	439,364
(maturing within 5 years)	1,200,369
(maturing after 5 years)	370,524

Receive floating pay floating

Receive floating pay floating	
(maturing within 1 year)	7,500
(maturing within 3 and 5years)	140,000
Interest rate cross currency swap	
(maturing within 1 year)	375,549
(maturing within 2 years)	125,836
(maturing within 3 years)	63,145
(maturing within 5 years)	
(maturing after 5 years)	80,075
Receive fixed pay fixed	
Interest rate cross currency swap	
(maturing within 2 years)	19,291
(maturing within 3 years)	15,708
(maturing within 5 years)	181,700
(maturing after 5 years)	488,970
Total interest rate contracts	**61,361,606**

Securities contracts

The Bank concludes purchase and sale contracts in debt securities at a fixed price where the settlement occurs later than at a spot date (forward contracts).

The contracts are accounted for in their market value and unrealised revaluation gains and losses are recognised in the balance sheet in „Other securities and other financial assets" or in „Other liabilities arising on financial instruments".

Share options

Share options give the buyer the right to receive a difference between a share price or share index value defined in option contract and the value of base (reference) instrument at an exercise date depending on type of option (call or put) in case of increase or decrease of base (reference) instrument price. The buyer of an option pays to its drawer a premium for the purchased rights.

The contracts are accounted for in their market value and unrealised revaluation gains and losses are recognised in the balance sheet in „Other securities and other financial assets" or in „Other liabilities arising on financial instruments" in their gross value, i.e. without netting. Premiums received on written options are accounted for as deferred income in "Other liabilities" and premiums paid on purchased options are accounted for as prepaid expenses in "Other assets" and are recognised in the profit and loss account and the close of the contract.

in PLN thousand

Securities contracts	**30 June 2002**
	Notional value
Securities options – purchased	24,055
Securities options – sold	24,054
Purchased securities pending delivery	544,865
Sold securities pending delivery	415,460
Total securities contracts	**1,008,434**

4.1.2. Financial liabilities for trading purposes as of 30 June 2002

Financial liabilities available for trading purposes by category

in PLN thousand

	30 June 2002
Liabilities arising on valuation of transactions in financial instruments	3,302,433
Total financial liabilities available for trading purposes	**3,302,433**

Change in financial liabilities available for trading purposes in the first half of 2002

in PLN thousand

	First half/2002
Opening balance	**3,175,314**
increases (resulting from)	127,119
- increased negative valuation of derivative instruments	127,119
decreases (resulting from)	-
Closing balance	**3,302,433**

The item "liabilities arising on valuation of transactions in financial instruments" represents negative valuation of derivative instruments.

Range of derivative transactions concluded by the Bank and their revaluation principles were presented in par. 4.1.1.

4.1.3. Loans granted and own receivables as of 30 June 2002

Loans granted and own receivables by category

in PLN thousand

	30 June 2002
Loans and borrowings	15,651,586
Purchased receivables	345,638
Drawn guarantees	49,386
Interest receivable	492,405
Total loans granted and own receivables – gross	16,539,015
Provision created	(1,313,431)
Total loans granted and own receivables – net	**15,225,584**

Change in loans granted and own receivables in the first half of 2002

in PLN thousand

	First half/2002
Opening balance	**16,496,744**
increases (resulting from)	13,750,285
- new contracts*	13,658,006
- interest receivable	92,279
decreases (resulting from)	(13,708,014)
- repayment*	(13,708,014)
- interest receivable	-
Closing balance - gross	**16,539,015**

* with roll-over short term loans

Change in provision for loans and own receivables in the first half of 2002

	in PLN thousand
	First half/2002
Opening balance	**1,230,372**
increases (resulting from)	437,216
- charges to provision	425,959
- FX differences	4,813
- reclassification from other category of assets	5,195
decreases (resulting from)	(354,157)
- release of provision	(328,725)
- write-offs against provision	(17,832)
- reclassification from other category of assets	(5,217)
- FX differences	(1,134)
Closing balance	**1,313,431**

Consumer loans and loans related to credit cards issued to individuals are accounted for at amortised cost using effective interest rate and net of specific provisions created.

Other loans and other receivables not intended for trading are accounted for at amortised cost using linear interest accrual and net of specific provisions created.

4.1.4. Financial assets held until maturity as of 30 June 2002.

Financial assets held until maturity – by category

	in PLN thousand
	30 June 2002
Debt securities	327,834
Total financial assets held until maturity	**327,834**

Change in financial assets held until maturity in the first half of 2002

	in PLN thousand
	First half/2002
Opening balance	**717,618**
increases (resulting from)	186,290
- purchases	177,081
- FX differences	9,209
decreases (resulting from)	**(576,074)**
- sale	(569,317)
- permanent diminution in value	(5,396)
- other (discount and interest accrual, premium amortisation)	(1,361)
Closing balance	**(327,834)**

Debt securities held until maturity include in particular NBP bonds issued for decreased rate of obligatory reserve.

Debt securities held until maturity are accounted for at cost net of provision for permanent diminution in value. Interest and discount on these securities is accrued to profit and loss account on a linear basis.

4.1.5. Financial assets available for sale as of 30 June 2002

Financial assets available for sale – by category

in PLN thousand

	30 June 2002
Debt securities	2,086,638
Shares in non-subordinated entities	61,971
Units in investment funds	3,874
Total financial assets available for sale	2,152,483

Change in financial assets available for sale in the first half of 2002

in PLN thousand

	First half/2002
Opening balance	**1,565,517**
increases (resulting from)	10,531,937
- purchases	10,491,299
- FX differences	4,749
- revaluation	20,734
- other (discount and interest accrual, premium amortisation)	15,155
decreases (resulting from)	(9,944,971)
- sale	(9,944,705)
- permanent diminution in value	(118)
- other (discount and interest accrual, premium amortisation)	(148)
Closing balance	**2,152,483**

Debt securities available for sale consist of debt securities not classified as „for trading purposes" or „held until maturity". Debt securities available for sale are accounted for in fair value. Changes in fair value of debt securities are recognised in capital from revaluation.

Interests in non-subordinated entities and units in investment funds are classified to financial assets available for sale. They are recognised in balance sheet at cost net of provision for permanent diminution in value.

4.1.6. Risk management

Market risk management in the Group is based on principles and procedures approved by the Assets and Liabilities Committee (ALCO) and the Management Board and which reflect requirements set by Polish supervisory bodies as well as meet recommendations applied within Citigroup.
Market risk management encompasses two key risk areas:
- Liquidity risk
- Pricing risk

Liquidity risk is defined as the Bank's potential inability to repay its financial liabilities to customers and counterparties when due.
Pricing risk is defined as a risk that change in market interest rates, FX rates, share prices or in parameters affecting the rates and prices may adversely affect the Bank's results.

Liquidity risk management

Measurement and setting limits for liquidity risk

The fundamental measure for liquidity risk of the Bank is the report showing the gap in cash flows in

particular tenors that illustrates potential exposure of the Bank for additional funding needs - Market Access Report („MAR"). MAR report includes all cash flows related to balance sheet and off-balance sheet transactions. Liquidity management encompasses all liabilities and receivables of the Bank and is focused on the tenors up to 3 months. The report is prepared on a daily basis by the Market Risk Department and includes consolidated balance sheet and balance sheets in PLN, USD and EURO. Gap limits decided by the Market Risk Department are set for the following tenors: O/N, 2-7 days, 8-15 days, 1 month, 2 months, 3 months, 6 months, 1 year, 2 years and over 2 years. Statistical research related to i.e. core deposits and structure of balance sheet, renewals of loans and withdrawals of deposits are taken into account when calculating liquidity gap. The report is prepared for the situation described as „business as usual", however, once in a quarter some stress analyses considering potential risks resulting from e.g. a crisis in banking system and limited market liquidity, problems within Citigroup, ect., are prepared. Additionally, in order to assess liquidity risk the Market Risk department monitors balance sheet structure of the Bank and its changes in time.

Responsibility

Director of the Asset and Liability Management Desk (ALM Desk) in the Treasury Department is responsible for operational liquidity management. His/her duties include also managing interest rate risk for non-trading portfolio and managing balance sheet structure of the Bank. The Treasury Department manages liquidity within the limits set by the ALCO which are monitored by the Market Risk Department.

Pricing risk management

Scope of risk

Pricing risk management refers to all portfolios, where their profitability is at risk of adverse impact of changing market conditions such as interest rates, FX rates, prices of goods and parameters affecting the rates and prices. When managing pricing risk trading and non-trading portfolios were segregated. Trading portfolios include transactions in financial instruments (balance sheet and off-balance sheet), with objective to gain on change in market parameters (and, as a result prices of the instruments) in short period of time. Trading portfolios are marked-to-market. The Treasury Department manages trading portfolios encompassing interest rate risk and FX risk. Trading activity related to portfolios including shares and share derivative instruments is conducted by Dom Maklerski Banku Handlowego SA („DM BH"). Non-trading portfolios include all other items of assets and liabilities which were not classified to trading portfolios and off-balance sheet transactions that fulfil requirements for hedge accounting. The objective of such transactions is realisation of the result in the whole contractual life of the transaction. The Treasury Department (ALM Desk) acquires interest rate risk items from non-trading portfolios of the Corporate and Investment Banking and Consumer Banking, leasing subsidiaries and DM BH. The mechanics of the interest rate risk transfer is based on an internal transfer pricing system. Result on non-trading portfolios is calculated on an accrual basis.

Measurement of pricing risk for non-trading portfolios

The Bank utilises 2 methods of pricing risk measurement for non-trading portfolios:

- Earnings at Risk EaR
- Cost to Close CtC

Pricing risk measurement for trading portfolios

The fundamental method for pricing risk management for trading portfolios is Value at Risk, with assumed time horizon of 1 day, and confidentiality level at 99%. VAR is utilised only for positions with linear nature of risk. All non-linear positions are closed via back-to-back trades with Citibank London. The methodology is supported by Factor Sensitivity analyses, which set limits for change in value of portfolios when market parameters change by 1 unit (1 basis point for interest rates, 1% for FX rates and shares prices).

The two methods are supplemented by the following limits:

- Management Action Trigger,

- Aggregate Contracts Limit,
- Maximum Tenor

Responsibility

All trading portfolios are managed by the FX Desk and the Interest Rate Desk in the Treasury Department. The objective of the desks is to maximise results on positions taken within limits set by the Market Risk Department and accepted by the ALCO. Similarly, interest position operational management for non-trading portfolio is conducted by ALM Desk, which operates within the limits set by the Market Risk Department. The Market Risk Department is responsible for daily monitoring of limits and reports open positions taken by the Treasury Department. Independent valuation and calculation of results achieved by particular units within the Treasury Department is made by the Support and Operations Department.

Operational risk management

Operational risk includes risk of losses resulting from operational mistakes and data processing errors arising due to mistakes made by the Bank employees and due to incorrect operations of IT systems as well as impact of external events. Particular aspects of operational risk are losses resulting from frauds that encompasses swindle, forgery and dishonest conduct from personnel and customers.

The Bank's operational risk management system includes procedures, controls, limits and self-tests implemented in order to avoid mistakes and identify irregularities. The system reflects requirements set by Polish supervisory bodies as well as meet recommendations applied within Citigroup.

Detailed analysis of risk, including operational risk, is an inherent part of each product programme, which includes, *inter alia*, description of controls implemented in order to minimise identified risk. Important control functions included in particular product programmes and in operational procedures are reflected on control lists in particular operational units of the Bank. All organisational units of the Bank perform initial, current and subsequent control functions on a daily, weekly, monthly or quarterly basis (depending on requirements). Performing of control functions is confirmed by appropriate documentation or by signatures on control functions lists. Additionally, control functions in the field of operational risk are fulfilled by specialised control units within Operations and Finance.

A self assessment system is a substantial component of operational risk management process. On a quarterly basis persons managing organisational units are obliged to verify correctness of control functions and present a report on the quarterly self-assessment.

The Bank implemented procedures defining principles and the way for settlement of operational losses, which describe in detail authorisation process, accounting treatment and reporting of operational losses.

5. Data on subscription option contracts or ordinary shares sale contracts

As at 30 June 2002 the Bank did not have such contracts.

6. Assets being used as a pledge against the Group's own obligations or third part obligations

Assets being used as a pledge against the Group's own obligations or third part obligations as of 30 June 2002 and in other presented reporting periods of 2001 are shown in explanatory notes to balance sheet no. 1, 2 and 6.

7. Information on repurchase transactions not included in the balance sheet

As of 30 June 2002 repurchase transactions not included in the balance sheet can be presented as follows:

Sell-buy-back transactions by maturity

in PLN thousand

Type of security	Up to 3 months	3 months – 1 year	1 year – 5 years	Over 5 years	Total
Treasury bonds	5,000	-	-	-	**5,000**
Corporate bonds	43,140	-	-	-	**43,140**
Commercial papers	22,210	-	-	-	**22,210**
Total	**70,350**	**-**	**-**	**-**	**70,350**

Buy-sell-back transactions by maturity

in PLN thousand

Type of security	Up to 3 months	3 months – 1 year	1 year – 5 years	Over 5 years	Total
Treasury bonds	(20,000)	-	-	-	**(20,000)**
Corporate bonds	(32,960)	-	-	-	**(32,960)**
Commercial papers	-	-	-	-	-
Total	**(52,960)**	**-**	**-**	**-**	**(52,960)**

8. Financial commitments granted

Financial commitments granted include undrawn credit lines, open import L/Cs and commitments arising on concluded deposit contracts (placements given pending delivery), for which realisation date depends only on the time necessary for technical preparation of funds transfer. Data related to financial commitments granted as of 30 June 2002 are in presented reporting periods of 2001 are shown in Additional Explanatory Note no. 9.

9. Off-balance sheet commitments

in PLN thousand

	30 June 2002	31 December 2001	30 June 2001
9.1. Commitments granted, in this:	**9,302,242**	**10,479,763**	**11,133,230**
L/Cs, in this:	231,905	248,029	311,549
for subordinated entities, in this:	4,100	6,397	9,474
- consolidated	-	-	-
- accounted for under the equity method	4,076	5,985	6,368
Guarantees issued, in this:	3,028,270	2,737,591	2,976,364
for subordinated entities, in this:	88,002	90,143	95,195
- consolidated	5,000	5,000	-
- accounted for under the equity method	1,128	2,740	1,118
Credit lines granted, in this:	6,042,067	6,779,275	6,625,727
for subordinated entities, in this:	106,306	154,308	128,034
- consolidated	50,000	50,000	-
- accounted for under the equity method	54,795	58,664	102,438
Placements given pending delivery	-	714,868	1,219,590

L/Cs can be presented as follows:

in PLN thousand

	30 June 2002	**31 December 2001**	**30 June 2001**
L/Cs, in this:	**231,905**	**248,029**	**311,549**
Import L/Cs issued	206,998	184,874	221,386
for subordinated entities, in this:	4,100	6,397	9,474
- consolidated	-	-	-
- accounted for under the equity method	4,076	5,985	6,368
Confirmed export L/Cs	24,907	63,155	90,163

Guarantees issued include loan repayment guarantees, other repayment guarantees, advance repayment guarantees, performance guarantees, tender guarantees and bills of exchange.

The Bank makes specific provisions in compliance with regulation of the Ministry of Finance dated 10 December 2001 on the principles of creating provisions for the risks related to the operations of banks. As of 30 June 2002 the specific provisions created for off-balance commitments amounted to PLN 127,279 thousand, including the provisions for off-balance sheet commitments granted to subordinated entities and amounting to PLN 22,477 thousand (31 December 2001: PLN 125,913 thousand, in this subordinated entities: PLN 11,864 thousand; 30 June 2001: PLN 156,476 thousand, in this subordinated entities: PLN 13,439 thousand). Both as at 30 June 2002 and in comparative period of 2001 the amount of provisions created against off-balance sheet commitments granted to subordinated undertakings was related to entities which were excluded from consolidation and equity method accounting.

9.2. Contingent liabilities received

As at 30 June 2002 total contingent liabilities received amounted to PLN 2,206,888 thousand and related to guarantee contingencies (31 December 2001: PLN 1,472,926 thousand, including PLN 1,120,926 thousand of guarantee contingencies, 30 June 2001: PLN 1,411,639 thousand, including PLN 1,243,398 thousand of guarantee contingencies). As at 30 June 2002, 31 December 2001 and 30 June 2001 the Bank did not report any contingent liabilities received from subordinated undertakings.

9.3. Issues underwritten by the Bank

As at 30 June 2002, 31 December 2001 and 30 June2001 all liabilities of the Group arising on underwriting of securities are related to agreements concluded by the parent entity (the Bank).

The underwriting agreements entered into by the Bank, in force as at 30June 2002, are shown in the table below

Name of Issuer Location	Type of agreement	Term of agreement	Bank's remuneration	Type of security	Negotiability of the security	Amount underwritten by the Bank (in PLN thousand)	Commitment as at 30 June 2002 (in PLN thousand)
Invest S.A. – Warszawa	Readiness to take over bills	18.10.1999-18.11.2002	discount or f/x gains	Commercial paper	on secondary market, private placement,	27,200	-
Telefonika Kable S.A. – Myślenice	Readiness to take over bills	17.08.2000-17.08.2002	discount or f/x gains, commission	Commercial paper	on secondary market, private placement,	20,000	15,150
Huta Aluminium „Konin" S.A. – Konin	Readiness to take over bills	31.08.2000-31.08.2002	discount or f/x gains, commission	Commercial paper	on secondary market, private placement,	30,000	22,210
Polski Koncern Naftowy Orlen SA - Płock	Readiness to take over bonds	06.07.2001-06.07.2006	discount or f/x gains, commission	Bonds	on secondary market, private placement,	50,000	44,170
Pol Am Pack S.A. – Brzesko	Readiness to take over bills	28.09.1999-31.07.2002	discount or f/x gains, commission	Commercial paper	on secondary market, private placement,	30,000	26,300
Techmex S.A. – Bielsko Biała	Readiness to take over bonds	29.08.2001-31.07.2002	discount or f/x gains, commission	Bonds	on secondary market, private placement,	35,000	-
Urtica Finanse S.A. - Wrocław	Issue of bonds	26.10.2001-25.10.2002	Interest coupon, commission	Coupon bond	on secondary market, private placement,	10,000	1,400
Miasto Gdańsk	Agency	31.10.1996-26.06.2003	Interest coupon	Municipal bonds	on secondary market, private placement,	33,100	-
						Total	**109,230**

The underwriting agreements entered into by the Bank, in force as at 31 December 2001, are shown in the table below:

Name of Issuer Location	Type of agreement	Term of agreement	Bank's remuneration	Type of security	Negotiability of the security	Amount underwritten by the Bank (in PLN thousand)	Commitment as at 31 December 2001 (in PLN thousand)
Carcade Invest S.A. – Warszawa	Readiness to take over bills	18.10.1999-18.11.2002	discount or f/x gains	Commercial paper	on secondary market, private placement,	37,500	-
Elektrim Kable S.A. – Ożarów Mazowiecki	Readiness to take over bills	17.08.2000-17.08.2002	discount or f/x gains, commission	Commercial paper	on secondary market, private placement,	20,000	14,360
Handlowy – Leasing SA – Warszawa [1]	Guaranteed	18.01.2001-18.01.2002	discount or f/x gains, commission	Commercial paper	on secondary market, private placement,	20,000	20,000
Huta Aluminium „Konin" S.A. – Konin	Readiness to take over bills	31.08.2000-31.08.2002	discount or f/x gains, commission	Commercial paper	on secondary market, private placement,	30,000	16,970
Polski Koncern Naftowy Orlen SA – Płock	Readiness to take over bonds	06.07.2001-06.07.2006	discount or f/x gains, commission	Bonds	on secondary market, private placement,	50,000	39,590
Pia Piasecki S.A. – Kielce[2]	Readiness to take over bills	03.01.2001-03.01.2002	discount or f/x gains, commission	Commercial paper	on secondary market, private placement,	25,000	-
Pol Am Pack S.A. – Brzesko	Readiness to take over bills	28.09.1999-29.03.2002	discount or f/x gains, commission	Commercial paper	on secondary market, private placement,	30,000	26,690
Techmex S.A. – Bielsko Biała	Readiness to take over bonds	29.08.2001-31.07.2002	discount or f/x gains	Bonds	on secondary market, private placement,	35,000	-
Węglokoks S.A. – Katowice	Agency	23.01.2000-23.01.2002	discount or f/x gains	Commercial paper	on secondary market, private placement,	130,000	-
Urtica Finanse S.A. – Wrocław	Issue of bonds	26.10.2001-25.10.2002	Commission	Coupon bond	private placement,	10,000	1,650
Miasto Gdańsk	Agency	31.10.1996-26.06.2003	Interest coupon	Municipal bonds	on secondary market, private placement,	33,100	-
						Total	**119,260**

(1) subsidiary undertaking

(2) associated undertaking

The underwriting agreements entered into by the Bank, in force as at 30 June 2001, are shown in the table below:

Name of Issuer Location	Type of agreement	Term of agreement	Bank's remuneration	Type of security	Negotiability of the security	Amount underwritten by the Bank (in PLN thousand)	Commitment as at 30 June 2001 (in PLN thousand)
Carcade Invest S.A. – Warszawa	Readiness to take over bills	18.10.1999-18.11.2002	discount or f/x gains, commission	Commercial paper	on secondary market, private placement,	46,500	13,630
Echo Investment S.A. – Kielce	Guaranteed	08.09.1999-08.09.2001	discount or f/x gains, commission	Commercial paper	on secondary market, private placement,	70,000	-
Elektrim Kable S.A. – Ożarów Mazowiecki	Readiness to take over bills	17.08.2000-17.08.2001	discount or f/x gains, commission	Commercial paper	on secondary market, private placement,	20,000	20,000
Elektrociepłownia Kraków S.A. – Kraków	Guaranteed	07.09.2000-07.09.2001	discount or f/x gains, commission	Commercial paper	on secondary market, private placement,	25,000	25,000
Handlowy – Leasing SA[1]	Guaranteed	18.01.2001-18.01.2002	discount or f/x gains, commission	Commercial paper	on secondary market, private placement,	20,000	19.510
Huta Aluminium „Konin" S.A. – Konin	Readiness to take over bills	31.08.2000-31.08.2001	discount or f/x gains, commission	Commercial paper	on secondary market, private placement,	30,000	29,730
MITEX S.A. – Kielce	Readiness to take over bills	16.10.2000-16.10.2001	discount or f/x gains, commission	Commercial paper	on secondary market, private placement,	20,000	20,000
Pia Piasecki S.A. –Kielce[2]	Readiness to take over bills	03.01.2001-03.01.2002	discount or f/x gains, commission	Commercial paper	on secondary market, private placement,	25,000	-
Pekaes S.A. – Warszawa	Guaranteed	16.06.2000-30.09.2001	discount or f/x gains, commission	Commercial paper	on secondary market, private placement,	25,000	25,000
Polska Grupa Farmaceutyczna S.A. – Łódź	Guaranteed	07.12.1999-06.12.2001	discount or f/x gains, commission	Commercial paper	on secondary market, private placement,	50,000	-
Pol Am Pack S.A. – Brzesko	Guaranteed	28.09.1999-28.11.2001	discount or f/x gains, commission	Commercial paper	on secondary market, private placement,	30,000	21,770
Stalexport S.A. – Katowice	Guaranteed	15.07.1999-15.07.2001	discount or f/x gains, commission	Commercial paper	on secondary market, private placement,	50,000	-

Name of Issuer Location	Type of agreement	Term of agreement	Bank's remuneration	Type of security	Negotiability of the security	Amount underwritten by the Bank (in PLN thousand)	*Commitment* as at 30 June 2001 (in PLN thousand)
Techmex S.A. – Bielsko – Biała	Guaranteed	15.09.1999-15.09.2001	discount or f/x gains, commission	Commercial paper	on secondary market, private placement,	45,000	-
Węglokoks S.A. – Katowice	Agency	23.01.2000-23.01.2002	discount or f/x gains, commission	Certificates of deposit	on secondary market, private placement,	130,000	-
Volkswagen Bank Polska S.A. – Warszawa	Dealer	06.12.1999-06.12.2001	discount or f/x gains, commission	Certificates of deposit	on secondary market, private placement,	22,500	15,000
Volkswagen Poznań Sp. z o.o. – Poznań	Dealer	06.12.1999-06.12.2001	discount or f/x gains, commission	Certificates of deposit	on secondary market, private placement,	21,000	14,000
Volkswagen Motor Polska Sp. z o.o. – Polkowice	Dealer	06.12.1999-06.12.2001	discount or f/x gains, commission	Certificates of deposit	on secondary market, private placement,	9,000	6,000
Volkswagen Leasing Polska Sp. z o.o. – Warszawa	Dealer	06.12.1999-06.12.2001	discount or f/x gains, commission	Certificates of deposit	on secondary market, private placement,	7,500	5,000
Zespół Elektrowni „Dolna Odra" S.A. – Nowe Czarnowo k. Gryfina	Readiness to take over bills	10.08.1999-10.08.2001	discount or f/x gains, commission	Certificates of deposit	on secondary market, private placement,	40,000	-
Urtica Finanse S.A. – Wrocław	Issue of bonds	26.01.2001-25.01.2002	commission	Coupon bond	private placement,	10,000	4,850
Miasto Gdańsk	Agency	1996.10.31-26.06.2003	interest coupon	Municipal bonds	on secondary market, private placement,	33,100	-
						Total	**219,490**

(1) subsidiary undertaking

(2) associated undertaking

10. Dividend payment and liabilities arising on approved dividend payable

Following the resolution no 5 of the Ordinary General Meeting of Shareholders dated 27 June 2002 the profit for 2001 was distributed and dividend eligibility date and dividend payment date were decided. From the 2001 profit the amount of PLN 163,324,500 (PLN 1.25 per share or the special bond) was intended for dividend payment to shareholders and the special bonds holders.

26 July 2002 was decided to be the dividend eligibility date and 2 September 2002 was decided to be the dividend payment date.

11. Amounts due to State budget or local authorities

As at 30 June 2002, 31 December 2001 and 30 June 2001 the Bank had no amounts due to the State budget or local authorities, arising from the acquisition of ownership of buildings and structures.

12. Failure to carry on activity

In the first half of 2002 the entities constituting the Group did not terminate any form of activity and does not envisage the termination of any business segment, except the activity of Budowa Centrum Plac Teatralny Sp. z o.o. and PPH Spomasz Sp. z o.o. which are in the course of liquidation.

In the first half of 2001, the Bank made a legal separation of its brokerage business. On 1 April 2001 the brokerage business of COK BH, an organisationally separate establishment of the Bank, was transferred as a non-cash consideration, for shares in Dom Maklerski Banku Handlowego SA, a wholly-owned subsidiary of the Bank.

The London Branch of the Bank closed its operations as at 31 December 2001. The Bank's Supervisory Board passed a resolution on the closure of the London Branch on 15 December 2000. The London Branch of the Bank was crossed out of the Corporate Registry at the National Court Registry on 14 January 2002, by the District Court for Warsaw – Commercial Department XIX of the National Court Registry.

13. Expense relating to projects in progress, fixed assets and development costs

In the first half of 2001 the entities constituting the Group did not incur any expense relating to projects in progress, fixed assets and development costs

14. Capital expenditures

Capital expenditures for investments at 30 June 2001 amounted to PLN 38,870 thousand (31 December 2001: PLN 76,633 thousand, 30 June 2001: PLN 92,615 thousand. Capital expenditures for the second half of 2002 and the first half of 2003 are planned in the amount of PLN 85,693 thousand and are related mainly to modernization and equipping buildings.

15. Material transactions with related parties

15.1. The Bank did not enter into any material transactions, i.e. transfer of rights and obligations (whether for consideration or otherwise) with:

- members of the Board and the supervisory bodies of the Bank;
- spouses, immediate relatives by blood or marriage up to the second degree of kinship or affinity, of members of the Board and the supervisory bodies of the Bank,

15.2. Material transactions with shareholders of the Bank holding at least 10% of votes at the General Shareholders' Meeting

The Shareholder of the Bank holding at least 10% of votes at the General Shareholders' Meeting is Citibank Overseas Investment Corporation ("COIC") located in New Castle, USA, being a subsidiary of Citibank N.A. As at 30 June 2002, COIC represented 93,20% of the total votes at the General Shareholders' Meeting..
COIC and other companies from Citigroup Inc. conclude lots of transactions with the Bank.

As at 30 June 2002, the balances of accounts receivable and payable (excluding interest) and off-balance sheet commitments towards Citigroup Inc. companies are as follows:

in PLN thousand

	30 June 2002	31 December 2001	30 June 2001
Receivables, including:	3,370,844	3,546,350	163,994
Placements	2,934,559	3,172,928	20,234
Liabilities, including:	951,656	748,993	1,100,365
Deposits	891,029	1,782	2,813
Loans received	60,627	219,795	858,065
Off-balance sheet guarantee liabilities issued	35,011	55,396	16,944
Off-balance sheet guarantee liabilities received	755,256	61,622	324,131
Derivative transactions	60,585,124	48,502,518	18,942,113

In the first half of 2002 COIC increased its stake in the Bank's share capital by 17,648,500 shares as a result of conversion of the Special Bonds into shares.

15.3 Transactions with subordinated undertakings

15.3.1. Transactions with fully consolidated subordinated entity

As at 30 June 2002 the Bank's liabilities to a subsidiary undertaking of Dom Maklerski Banku Handlowego SA amounted to PLN 105,562 thousand (31December 2001: PLN 120,593 thousand; 30 June 2001: PLN 56,328 thousand). In the first half of 2002, as a result of joint operations the Bank did not receive any interest income (31 December 2001: PLN 135 thousand; 30 June 2001: PLN 134 thousand). In the first half of 2002 interest expense to DMBH SA amounted to PLN 5,447 thousand (31 December 2001: PLN 11,017 thousand; 30 June 2001: PLN 2,350 thousand). The joint operations and expenses mentioned above were excluded in consolidated balance sheets, consolidated profit and loss accounts and consolidated cash flow statements.

15.3.2. Transactions with subordinated undertakings accounted for under the equity method

Amounts due from and revenues received from subordinated undertakings accounted for under the equity method (without interest) as at 30 June 2002 are as follows:

in PLN thousand

Amounts due from (net):	Subsidiary	Joint ventures	Associated	Total
financial institutions - in respect of:				
-current accounts	20,205	-	-	20,205
- loans granted	814,776	-	-	814,776
- subordinated loans*	163,771	-	-	163,771
- bonds convertible into shares	59,630	-	-	59,630
Total receivables	**1,058,382**	**-**	**-**	**1,058,382**
Interest and commission income	**19,340**	**122**	**1**	**19,463**

* The amount of subordinated loans relates to loans granted to the following subsidiary undertakings: Handlowy Investments S.A., Handlowy Investments II S.a.r.l. and Handlowy Inwestycje Sp. z o.o., and dedicated to financing of equity investments made by the entities.

Amounts due to and expense paid to subordinated undertakings accounted for under the equity method (without interest) as at 30 June 2002 are as follows:

in PLN thousand

	Subsidiary	Joint ventures	Associated	Total
Amounts due to:				
financial institutions - in respect of:				
- current accounts	86,220	4,041	30	90,291
- deposits taken	72,323	23	-	72,346
Total payable	**158,543**	**4,064**	**30**	**162,637**
Interest and commission expense	**6,203**	**133**	**0**	**6,336**

Amounts due from and revenues received from subordinated undertakings accounted for under the equity method (without interest) as at 31 December 2001 are as follows:

in PLN thousand

	Subsidiary	Joint ventures	Associated	Total
Amounts due from (net):				
financial institutions - in respect of:				
-current accounts	18,341	5	-	18,346
- loans granted	687,915	-	-	687,915
- subordinated loans*	123,478	-	-	123,478
- bonds convertible into shares	52,384	-	-	52,384
Total receivables	**882,118**	**5**	**-**	**882,123**
Interest and commission income	**21,348**	**4**	**-**	**21,352**

* The amount of subordinated loans relates to loans granted to the following subsidiary undertakings: Handlowy Investments S.A., Handlowy Investments II S.a.r.l. and Handlowy Inwestycje Sp. z o.o., and dedicated to financing of equity investments made by the entities. As at 31 December 2001 the nominal value of the loans granted amounted to PLN 163,771 thousand and the provisions created amounted to PLN 3,980 thousand. In the consolidated profit and loss account any interest accrued on these loans were subject to consolidation exclusions.

Amounts due to and expense paid to subordinated undertakings accounted for under the equity method (without interest) as at 31 December 2001 are as follows:

in PLN thousand

	Subsidiary	Joint ventures	Associated	Total
Amounts due to:				
financial institutions - in respect of:				
- current accounts	20,019	372	7	20,397
- deposits taken	119,382	579	-	119,961
Total payable	139,402	**951**	7	**140,359**
Interest and commission expense	8,968	296	-	9,264

Amounts due from and revenues received from subordinated undertakings accounted for under the equity method (without interest) as at 30 June 2001 are as follows:

in PLN thousand

	Subsidiary	**Joint ventures**	**Associated**	**Total**
Amounts due from (net):				
financial institutions - in respect of:				
-current accounts	15,145	1,279	311	16,734
- loans granted	554,631	-	-	554,631
- subordinated loans*	131,918	-	-	131,918
- bonds convertible into shares	50,248	-	-	50,248
Total receivables	**751,941**	**1,279**	**311**	**753,531**
Interest and commission income	**13,645**	**2**	**2,482**	**16,129**

* The amount of subordinated loans relates to loans granted to the following subsidiary undertakings: Handlowy Investments S.A., Handlowy Investments II S.a.r.l. and Handlowy Inwestycje Sp. z o.o., and dedicated to financing of equity investments made by the entities. As at 30 June 2001 the nominal value of the loans granted amounted to PLN 142,763 thousand and the provisions created amounted to PLN 10,845 thousand. In the consolidated profit and loss account any interest accrued on these loans were subject to consolidation exclusions.

Amounts due to and expense paid to subordinated undertakings accounted for under the equity method (without interest) as at 30 June 2001 are as follows:

in PLN thousand

	Subsidiary	**Joint ventures**	**Associated**	**Total**
Amounts due to:				
financial institutions - in respect of:				
- current accounts	8,046	805	26	8,878
- deposits taken	99,205	5,682	-	104,888
Total payable	**107,251**	**6,488**	**26**	**113,765**
Interest and commission expense	**4,835**	**102**	**1**	**4,938**

15.3.3. Transactions with subordinated undertakings excluded from consolidation or equity method accounting

Amounts due from and revenues received from subordinated undertakings excluded from consolidation or equity method accounting (without interest) as at 30 June 2002 are as follows:

in PLN thousand

	Subsidiary	**Joint ventures**	**Associated**	**Total**
Amounts due from (net):				
other undertakings - in respect of:				
-current accounts	70		6,963	7,033
- loans granted	2,755	-	26,080	28,835
Total receivables	**2,825**	**-**	**33,043**	**35,868**
Interest and commission income	**137**	**-**	**5,417**	**5,554**

As at 30 June 2002 provisions created against receivables from subordinated undertakings excluded from consolidation or equity method accounting amounted to PLN 37,441thousand.

Amounts due to and expense paid to subordinated undertakings excluded from consolidation or equity method accounting (without interest) as at 30 June 2002 are as follows:

in PLN thousand

	Subsidiary	Joint ventures	Associated	Total
Amounts due to:				
financial institutions - in respect of:				
- current accounts	6,727	-	-	6,727
- deposits taken	8,000	-	-	8,000
other undertakings - in respect of:				
- current accounts	7,155	-	7,929	15,084
- deposits taken	-	-	37,187	37,187
Total payable	**21,882**	**-**	**45,117**	**66,998**
Interest and commission expense	**709**	**-**	**1,967**	**2,676**

In the first half of 2002 the following transactions relating to subsidiary undertakings took place:

- purchase of additional shares in Bank Rozwoju Cukrownictwa S.A. As a result of the transaction the Bank's share equals to 97.44% in the equity and 88.16% in the voting rights at the GMS of the entity. The purchase of shares of the entity is related purely to its resale (liquidation),
- sale of all shares in Cuprum Bank S.A., which represented 55.26 % of its equity and 50.20 % of the voting rights at the GMS of the entity,
- sale of all shares in Tower Service Sp. z o.o., which represented 50.30 % of its equity and similar share in the voting rights at the GMS of the entity,
- sale of all shares in Bank Handlowy International S.A. located in Luxembourg, which represented 73.12 % of its equity and similar share in the voting rights at the GMS of the entity;
- purchase of shares in Bytom Collection Sp. z o.o. located in Radzinków as a restructuring of its debt. As a result of the transaction the Bank owns 100% of the equity and similar share in the voting rights at the GMS of the entity. The purchase of shares of the entity is related purely to its resale or liquidation,
- sale of all shares in Obsługa Funduszy Inwestycyjnych Sp. z o.o., which represented 50.00 % of its equity and similar share in the voting rights at the GMS of the entity,
- sale of all shares in Polska Giełda Finansowa S.A., which represented 22.90 % of its equity and similar share in the voting rights at the GMS of the entity.

Amounts due from and revenues received from subordinated undertakings excluded from consolidation or equity method accounting (without interest) as at 31 December 2001 are as follows:

in PLN thousand

	Subsidiary	Joint ventures	Associated	Total
Amounts due to:				
financial institutions - in respect of:				
- loans granted	15,000	-	-	15,000
other undertakings - in respect of:				
-current accounts	-	-	8,739	8,739
- loans granted	-	-	92,933	92,933
Total receivables	**15,000**	**-**	**101,672**	**116,672**
Interest and commission income	**51,593**	**512**	**32,640**	**84,745**

As at 31 December 2001 provisions created against receivables from subordinated undertakings excluded from consolidation or equity method accounting amounted to PLN 7,019 thousand.

Amounts due to and expense paid to subordinated undertakings excluded from consolidation or equity method accounting (without interest) as at 31 December 2001 are as follows:

in PLN thousand

	Subsidiary	Joint ventures	Associated	Total
Amounts due to:				
financial institutions - in respect of:				
- current accounts	672	-	-	672
- deposits taken	14,737	-	-	14,737
other undertakings - in respect of:				
- current accounts	7,247	-	6,245	13,492
- deposits taken	-	-	59,299	59,299
Total payable	**22,656**	**-**	**65,544**	**88,200**
Interest and commission expense	**6,538**	**40**	**6,622**	**13,200**

Amounts due from and revenues received from subordinated undertakings excluded from consolidation or equity method accounting (without interest) as at 30 June 2001 are as follows:

in PLN thousand

	Subsidiary	Joint ventures	Associated	Total
Amounts due from (net):				
financial institutions - in respect of:				
- loans granted	15,000	-	-	15,000
- placements	10,000	-	-	10,000
other undertakings - in respect of:				
-current accounts	-	-	11,823	11,823
- loans granted	-		122,955	122,955
Total receivables	**25,000**	**-**	**134,779**	**116,672**
Interest and commission income	**26,877**	**215**	**12,775**	**39,866**

As at 30 June 2001 provisions created against receivables from subordinated undertakings excluded from consolidation or equity method accounting amounted to PLN 18,707 thousand.

Amounts due to and expense paid to subordinated undertakings excluded from consolidation or equity method accounting (without interest) as at 30 June 2001 are as follows:

in PLN thousand

	Subsidiary	Joint ventures	Associated	Total
Amounts due to:				
financial institutions - in respect of:				
- current accounts	493	-	-	493
- deposits taken	24,672	-	-	24,672
other undertakings - in respect of:				
- current accounts	7,153	-	911	8,064
- deposits taken	665	-	49,769	50,434
Total payable	**32,983**	**-**	**50,680**	**83,663**
Interest and commission expense	**3,859**	**27**	**3,386**	**7,272**

16. Joint ventures excluded from full consolidation or equity method accounting

In the first half of 2002 and in the presented reporting periods of 2001 the Bank did not participate in any joint ventures with related parties.

17. Income and expenses related to brokerage activity

As of 1 April 2001 the Bank no longer conducts brokerage activity through its own establishments. Brokerage activity is carried on via the Bank's wholly-owned subsidiary, Dom Maklerski Banku Handlowego S.A. As of 30 June 2002 and the comparative 2001 reporting periods the financial statements of Dom Maklerski Banku Handlowego SA is fully consolidated in the financial statements of the Bank (see: Introduction, par. 5).

18. Write-offs of bed debts

AS at 30 June 2002 the bed debts written off against the specific provisions amounted to PLN 17,832 thousand (31 December 2001: PLN 323 thousand, 30 June 2001: PLN 1,590 thousand).

19. Provisions for employees payments

As of 30 June 2002 the provision for future employees payments amounted to PLN 59,438 thousand (31 December 2001: 99,261 thousand; 30 June 2001: PLN 112,486 thousand), including:

- the provision for remuneration and charges to remuneration amounting to PLN 26,011 thousand (31 December 2001: 39,225 thousand; 30 June 2001: PLN 53,470 thousand),
- the provision for personnel restructuring expense resulting from the merger of the Bank with Citibank (Poland) S.A. amounting to PLN 8,427 thousand (31 December 2001: PLN 35,036 thousand; 30 June 2001: 59,016 thousand),
- the provision for employees retirement and jubilee payments amounting to PLN 25,000 thousand (31 December 2001: 25,000 thousand).

20. Financing Employees Pension Funds

The Bank, as one of the owners, holds 79.3% of the Polskie Pracownicze Towarzystwo Emerytalne DIAMENT S.A. („PPTE DIAMENT S.A.") and is a co-arranger of Międzyzakładowy Program Emerytalny DIAMENT. The Bank created for its employees Pracownicze Programy Emerytalne („Programme"), with objective to save and amass financial assets coming from premiums paid within the Programme to the accounts of its participants in order to assure retirement or disability pensions. The Bank pays premiums amounting to 7% of each participant's remuneration. Each employee who participates in the Programme can also pay additional premium to the Programme. The assets of the Fund are managed by PPTE DIAMENT S.A. Premiums paid to the Fund are entirely invested in the units of Specjalistyczny Otwarty Fundusz Inwestycyjny Kapitał Handlowy Senior, managed by Towarzystwo Funduszy Inwestycyjnych Banku Handlowego S.A.

21. Custody services for securities

The Bank provides its custody services via the Securities Custody Department. The Department operates in compliance with international standards for custody services and that is why it is able to meet requirements of the biggest and the most demanding institutional clients. In doing so, the Bank operates as an integral part of the global custody network of Citibank N.A. known as Global Securities Services.

The Bank is one of Poland's leading depositories. It offers its services both to foreign investors active on the Polish capital market and to domestic financial institutions, including investment and pension funds.

The custody services provided by the Bank include operating securities and cash accounts, settling securities transactions, handling dividend and interest payments, portfolio valuation and execution of customer proxies, and it also arranges customer representation at general meetings of shareholders.

Additionally, the Securities Custody Department provides maintenance of foreign securities register, which includes intermediation is settlement of transactions concluded by domestic customers and depositing securities on foreign markets.

The Bank actively acts for improvement of legal regulations related to securities market by participation in activities of the Depositories Board at the Polish banking Association. The strong position of the Bank justifies presentation of it's own proposals for changes in legal regulations or creation of practices that are in compliance with international standards. Utilising its resources, expertise and experience the Bank's employees co-operate with the Securities and Stock Exchange Commission, the National Depository of Securities, the Warsaw Stock Exchange and the Insurance and Pension Funds Supervision Commission on implementation of new system solution.

Putting as an objective a professional customer service and appropriate protection of their interests, the Bank consistently strives for increasing the quality of service, expertise of employees and developing co-operation with institutions responsible for functioning of capital market.

Depository for Pension Funds

The Bank acts as depository for five Pension Funds:

- AIG OFE
- SAMPO OFE
- OFE Pocztylion
- Pekao OFE
- Zurich OFE

and for Pracowniczy Fundusz Emerytalny Telekomunikacji Polskiej SA

Depository for investment funds

The Bank acts as depository for 23 investment funds set up by the following investment fund companies

- SKARBIEC TFI SA
- BZ WBK AIB TFI SA
- SEB TFI SA
- INVESCO TFI SA
- PIONEER PEKAO TFI SA

22. Asset securitisation

As of 30 June 2002 and in presented reporting periods of 2001 the entities constituting the Group did not have securitised receivables.

23. Employment

In the first half of 2002, average employment in the Group (defined as the Bank and subsidiary undertakings) amounted to 5,158 FTEs, including 49 blue-collar positions.

In 2001, average employment in the Group (defined as the Bank and all subsidiary and associated undertakings) amounted to 11,905 FTEs, including 3,488 blue-collar positions. Average employment in the Bank and subsidiary undertakings at that time amounted to 6,203 FTEs, including 57 blue-collar positions.

In the first half of 2001, average employment in the Group (defined as the Bank and all subsidiary and associated undertakings) amounted to 10,278 FTEs, including 2,321 blue-collar positions. Average employment in the Bank and subsidiary undertakings at that time amounted to 6,299 FTEs, including 43 blue-collar positions.

24. Remuneration, including bonuses from retained profit of the managing and supervisory bodies of the Bank

Remuneration paid in the first half of 2002 to persons managing the Bank (the Management Board and managing directors) amounted to PLN 6,256 thousand (gross) (in 2001: PLN 6,675 thousand; in the first half of 2001: 4,921 thousand).

Total remuneration paid to the members of the Management Board for holding positions in subsidiaries, joint ventures and associated undertakings in the first half of 2002 amounted to PLN 93 thousand (2001: PLN 187 thousand, first half of 2001: PLN 90 thousand).

Remuneration paid to the Supervisory Board of the Bank in the first half of 2002 amounted to PLN 254 thousand (2001: PLN 476 thousand, first half of 2001: PLN 241 thousand). Remuneration was not paid for holding positions in subsidiary and associated undertakings.

Remuneration paid in the first half of 2002 to persons managing subordinated undertakings amounted to PLN 9,063 thousand.

Remuneration paid in the first half of 2002 to persons supervising subordinated undertakings amounted to PLN 1,851 thousand.

25. Loans and guarantees granted to employees, members of the Management Board and supervisory bodies of the Bank

The Bank's commitments arising on loans and guarantees granted to employees, members of the Management Board and supervisory bodies of the Bank as at 30 June 2002 is as follows:

in PLN thousand

	Advances	Guaranties	**Loans granted by the Bank***	**Loans granted from the Social Fund**
Employees	805	2,844	62,088	46,235
Member of the Management Board	-	836	-	-
Member of the Supervisory Board	-	-	-	-
Persons personally related to Members of the Management Board and the Supervisory Board	-	-	-	-
Total:	**805**	**3,680**	**62,088**	**46,235**

* Loans' yield and repayment schedules are at normal market conditions.

As at 30 June 2002, none of the employees, the Management Board and the Supervisory Board members of the Bank benefited from advances, loans and guarantees granted by subordinated undertakings of the Bank.

As at 30 June 2002 loans granted to employees by subordinated undertakings amounted to PLN 57 thousand and related to loans from Social Fund. Subordinated undertakings did not grant loans, advances and guarantees to their management board members and supervisory bodies.

The Bank's commitments arising on loans and guarantees granted to employees, members of the Management Board and supervisory bodies of the Bank as at 31 December 2001 is as follows:

in PLN thousand

	Advances	Guaranties	Loans granted by the Bank*	Loans granted from the Social Fund
Employees	295	2,852	59,290	47,304
Member of the Management Board	2	519	-	-
Member of the Supervisory Board	-	-	-	-
Total:	**297**	**3,371**	**59,290**	**47,304**

* Loans' yield and repayment schedules are at normal market conditions.

As at 31 December 2001, none of the employees, the Management Board and the Supervisory Board members of the Bank benefited from advances, loans and guarantees granted by subordinated undertakings of the Bank.

The Bank's commitments arising on loans and guarantees granted to employees, members of the Management Board and supervisory bodies of the Bank as at 30 June 2001 is as follows:

in PLN thousand

	Advances	Guaranties	Loans granted by the Bank*	Loans granted from the Social Fund
Employees	443	2,274	62,402	44,130
Member of the Management Board	7	665	-	-
Member of the Supervisory Board	-	35	-	-
Total:	**450**	**2,974**	**62,402**	**44,130**

* Loans' yield and repayment schedules are at normal market conditions.

As at 30 June 2001, none of the employees, the Management Board and the Supervisory Board members of the Bank benefited from advances, loans and guarantees granted by subordinated undertakings of the Bank.

26. Material events relating to previous years presented in the financial statements for the first half of 2002

In the first half of 2002, no significant events occurred in the Group, resulting from previous periods, which would have a material impact on the 2002 financial statements.

27. Post balance sheet events not included in the consolidated financial statements for the first half of 2002

On 2 July 2002, a subscription agreement was concluded between the Bank and the European Investment Bank, whereby the Bank undertook to take up, on the primary market, zero-coupon-bonds to a par value of PLN 100,000,000, to be issued on 12 July 2002 and maturing in December 2011, at an issue price of

53.6250 percent. This represents a further agreement with the European Investment Bank under a PLN 3 billion bond issuance facility which the latter Bank has put in place. The bonds have a maturity of from 1 to 30 years, have been admitted for public trading, and are being issued in several tranches. By the end of 2001 two issues had been performed, to a value of PLN 200 million at an issue price of 45.7893% and PLN 300 million at an issue price of 45.8696. On 14 February 2002 a tranche of PLN 300 million at an issue price of 49.53 was issued.

As a result of renouncement by Dom Maklerski Banku Handlowego w Warszawie SA ("DM BH"), which is a subsidiary undertaking of the Bank, of an underwriting contract and recording 600,000 shares H series on a securities account of PIA Piasecki - the issuer as of 25 July 2002, DM BH does not have any shares issued by the entity. The renouncement of the agreement followed default events defined in the contract. Before the execution of renouncement rights DM BH held 600,000 shares in PIA Piasecki SA, which amounted to 5.48% of its equity and voting rights at the General Meeting of Shareholders. Direct holding of the Bank in PIA Piasecki SA remained unchanged after the renouncement and equals to 4.000.000 shares, which amounted to 36.52% of its equity and voting rights at the General Meeting of Shareholders

On 16 September 2002 the Bank and its subsidiary undertaking Handlowy Investments SA, Luxembourg sold its stake in an associated undertaking of Hortex Holding S.A., Płońsk to BankAmerica International Investment Corporation, Chicago. The stake sold represents 31.09% of the entity's share capital and votes at the General Meeting of Shareholders of the entity. Simultaneusly, the conditions precedent of the transfer of rights agreement concluded on 30 July 2002 between Handlowy Inwestycje Sp. z o.o., Warsaw - solely own by the Bank, and BankAmerica International Investment Corporation, Chicago were met. The transfer of rights agreement relates to the sale of receivables arising on a CP issued by Hortex Holding S.A.

Following the provisions of strategic partnership agreement concluded on 21 December 2000 between the Bank and NORD/LB Nordeutsche Landesbank Girozentrale, Hannover ("NORD/LB") and supplemented agreement to the share purchase agreement concluded on 30 September 2002 between the Bank and NORD/LB, on 30 September 2002 the Bank positively answered to NORD/LB call to sell (as a fulfilment of the call option held NORD/LB) 1,867 ordinary shares in MHB Mitteleuropaeische Handelsbank Aktiengesellschaft Deutsch - Polnische Bank located in Frankfurt am Main ("MHB").
The sold stake represented 19.99% of the entity's share capital and votes at the General Meeting of Shareholders of the entity. As a result of the transaction the Bank sold all shares owed in MHB.

28. Material events related to the current period that have an impact on material change in the structure of the consolidated balance sheet and the consolidated profit and loss account

On 7 March 2002 Citibank Overseas Investment Corporation, New Castle, USA („COIC"), a subsidiary of Citibank N.A., purchased a total of 753.300 ordinary series C bearer shares of Bank Handlowy. COIC is the parent company of Bank Handlowy. COIC acquired 376,650 shares from Centaur Investment Corporation at PLN 67.00 per share and 376,650 shares from Foremost Investment Corporation at PLN 67.00 per share. Both those companies are members of Citigroup Inc.

On 26 March 2001, after fulfilment of the relevant covenants resulting from Preliminary Act of Sale of shares in Cuprum Bank S.A., Lubin the Bank sold to Dominet S.A. entire shareholding in the latter bank, representing an interest of 55.2% in its authorised capital and carrying 50.2% of voting rights at the general meeting shareholders.

On 26 April 2002 the Bank sold a total of 87,741 shares in Bank Handlowy International S.A. located in Luxembourg („BHI") for EUR 22.666,43 thousand. An ownership of shares was transferred on 6 May 2002. The shares sold represent 73.12% of share capital and voting rights on the General Meeting of Shareholders of BHI.

On 6 May 2002 the Bank received decision of the Banking Supervision Commission dated 26 April 2002 on changes in the Bank's Statute, which allowed to make a change in the Statute related to increase of the

Bank's statutory capital up to PLN 500,902,400. The increase of the statutory capital is related to conversion of 17,648,500 Special Bonds into shares of the Bank made by Citibank Overseas Investment Corporation („COIC") the parent of Bank Handlowy and a subsidiary of Citibank N.A. Appropriate statement on conversion of Special Bonds into shares was made on 12 March 2002. Registration of the Bank's capital increase from PLN 430,308,400 to PLN 500,902,400 in the National Court Register was made on 24 May 2002. Currently, the Bank's share capital amounts to PLN 500,902,400 PLN divided into 125,225,600 ordinary shares with nominal value of PLN 4 each. After the registration of capital increase and conversion of Special Bonds into shares COIC holds 116,717,574 shares in the Bank that account for 93.20% of share capital and voting rights at the General Meeting of Shareholders of the Bank.

On 3 June 2002 the Bank informed ZO Bytom SA (the Bank's associated undertaking) about take over of ownership of 6,000 shares in "Bytom Collection" Spółka z o.o. located in Radzionków. The nominal value of the shares amounts to PLN 3,000,000.00.
The takeover of shares was made following the provisions of a lien agreement concluded by the Bank and ZO Bytom SA on 8 June 2001. In this way the Bank partially provided for outstanding loan receivable from ZO Bytom S.A. up to PLN 3,000,000.00.
As a result of the takeover on 3 June 2002 the Bank became the sole shareholder of "Bytom Collection" Sp. z o.o., Radzionków shares. The total number of shares equals 6.008. The entity became a subsidiary undertaking of the Bank.

Following the decision made by the Banking Supervision Commission dated 24 June 2002 on establishment of the commissioner management in Wschodni Bank Cukrownictwa S.A. w Lublinie the pre-condition defined in an Agreement for coming to Wschodni Bank Cukrownictwa S.A. w Lublinie assistance in restructuring dated 22 June 2002 concluded by the Bank with 11 other banks was fulfilled. This agreement provides for opening a credit line for WBC S.A. and an equity contribution in WBC S.A.

29. Legal predecessor

The Bank does not have a legal predecessor.

30. Financial data and inflation

The financial data reported in these financial statements have not been adjusted for inflation. Over the twelve months ended 30June 2002, 2001 and 2000, inflation as measured by the Consumer Price Index (June-on-June) did not exceed 100%, running at 1.6%, 6.2% and 10.3% in the respective periods concerned. The above inflation rates have been taken from the Statistical Bulletin published by the Central Statistical Office.

31. Differences between the information in the financial statements and the comparable information in the previously published financial statements

Financial data for 2001 presented in these financial statements were reclassified following regulatory changes introduced as of 1 January 2002.
Reclassifications of the previously published comparative data related to changes in classification and grouping of operations and can be described as follows:

- overnight placements and deposits previously classified as term amounts due from financial institutions (banks) and due to financial institutions, customers and budget were reclassified in the balance sheet to demand receivables and payables,
- receivables arising on granted subordinated loans previously presented in „Other assets" were reclassified in balance sheet to amounts due from financial institutions or amounts due from customers,
- contribution to entities previously presented in „Other assets" were reclassified in balance sheet to interests in subordinated undertakings,

- co-operative ownership right of flat previously presented in intangible fixed assets were reclassified to tangible fixed assets,
- organisation costs incurred in establishing or subsequently expanding a public limited company and the overpayment of first payment over annual payment for long-term use of land previously presented in intangible fixed assets were reclassified in the balance sheet to prepaid expenses,
- liabilities arising on cash collateral previously presented in „Other liabilities" were reclassified to term amounts due to financial institutions, customers and budget,
- amounts receivable and amounts payable arising on valuation of operations in derivative instruments previously presented in „Other assets" and in „Other liabilities" were reclassified in balance sheet to „Other securities and other financial assets" or „Other liabilities arising on financial instruments", respectively.

Other changes related to presentation of data for previous reporting periods result from introduction of new template of financial statements for banks.

In the consolidated semi-annual financial statements for 2002 there were changes in comparison to the previously published quarterly consolidated financial statements for the second quarter of 2002 in respect of balance sheet data, off-balance sheet data, profit and loss statement and cash flow statement resulting from verification of the accounts. As a result of these changes, the total assets decreased by PLN 332.309 thousand, the equity increased by PLN 17.753 thousand, the net profit increased by PLN 2.586 thousand and total off-balance sheet commitments decreased by PLN 387.956 thousand.

32. Changes in accounting policy in 2002

On 1 January 2002 the provisions of the Act dated 9 November 2000 on change in the Accounting Act (Official Journal No 113, item 1189) and executory regulations to the Act that take into account nature of banking business that for the first time fully apply to the financial statements prepared for 2002, came into force.
When comparing previously applied accounting principles with principles applied and described in the semi-annual consolidated financial statements, the financial statements prepared for the first half of 2002 recognise in material aspects majority of the regulatory changes introduced from 1 January 2002 by the regulations mentioned above. In particular, the changes are related to presentation and valuation of balance sheet and profit and loss account items mentioned below:

- co-operative ownership right of flat is recognised in tangible fixed assets: previously it was recognised in intangible fixed assets,
- organisation costs incurred in establishing or subsequently expanding a public limited company and the overpayment of first payment over annual payment for long-term use of land are recognised in assets in prepaid expenses; previously they were presented in intangible fixed assets,
- consumer loans and loans related to credit cards issued to individuals recorded in IT system operated by the Consumer Banking Sector are accounted for using effective interest rate and net of specific provisions created; previously they were accounted for at amortised cost with linear interest accrual and net of specific provisions created,
- debt securities, including debt securities classified in trading portfolio are accounted for in their fair value and changes in fair value of debt securities in trading portfolio are recognised as income or expense on financial operations; previously debt securities in trading portfolio were recognised at cost – but not higher than their actual fair value and their appreciation in value was recognised in profit and loss account only when realised,
- debt securities classified as available for sale are accounted for in their fair value and changes in their fair value are recognised in capital from revaluation and they are recognised in profit and loss account only when realised; previously these debt securities were classified in trading portfolio and accounted for at cost – but not higher than their actual fair value and their appreciation in value was recognised in profit and loss account only when realised,

- debt securities held until maturity are recorded at cost net of provisions against any permanent diminution in value; previously these debt securities were classified to investment portfolio and their valuation principles remained unchanged,
- fixed and material interests in subordinated undertakings (subsidiaries, joint ventures and associated undertakings) are accounted for under the equity method. Changes in their value as of revaluation date are recognised in the profit and loss account as a participation in net profits (losses) of subordinated undertakings accounted for under the equity method; previously these items were recognised in the balance sheet at cost net of provisions against any permanent diminution in value.

33. Adjustments of fundamental mistakes

In the consolidated financial statements for the first half of 2002, the first half of 2001 and 2001 the Bank did not adjust any fundamental mistakes.

34. Going concern by the entities constituting the Group

There is no doubt on the ability of the entities constituting the Group to continue operations, except Centrum Plac Teatralny Sp. z o.o. and PPH Spomasz Sp. z o.o. – subsidiary undertakings which are in the process of liquidation (see Introduction par. 7).

35. Merger with Citibank (Poland) S.A. („CPSA")

On 28 February 2001, pursuant to the Resolution of the Extraordinary General Meeting of Bank Shareholders dated 3 November 2000 the Bank merged with CPSA. The purchase was settled under an acquisition method involving the transfer of all CPSA assets onto the Bank in return for the shares which the Bank allocated to CPSA shareholders
The merger involved the issue of 37,659,600 series C ordinary bearer shares, each with a par value of PLN 4. The shares in the new issue were allocated to CPSA shareholders according to the following share swap parity: 1,350 series C Bank shares for one CPSA share. The purchase price of the series C shares allocated to CPSA shareholders was defined on the basis of their fair value amounting to PLN 70 each. The fair value reflects the price that Citibank Overseas Investment Corporation announced in 2000 in two tender offers for the Banks' shares. The excess of the purchase price over the fair value of CPSA net assets is shown in Bank assets as goodwill. As decided by the Management Board, the goodwill will be amortised over 20 years, starting from March 2001, according to the straight-line method. The amortisation charges are counted as other operating expense.
As a result of the merger between the Bank and CPSA, carried out by the purchase acquisition method in compliance with the accounting principles described above, the capital funds and undistributed profits of CPSA were cancelled. The excess of the fair value of shares over their par value was allocated to the Bank's capital surplus, which consequently grew by PLN 2,485,534 thousand (PLN 66 times 37,659,600 shares). The par value of each share (PLN 4 each) was allocated to the authorised capital, which as a result grew by PLN 150,638 thousand.
According to CPSA's accounts at 28 February 2001, its net assets amounted to PLN 1,187,265 thousand The resulting excess of the estimated fair value of shares in the new issue over the acquired undertaking's net assets was allocated to the Bank's assets as goodwill, at PLN 1,448,907 thousand, and shown in the Bank's balance sheet under the item 'intangible fixed assets'.

36. Exclusions from an obligation of consolidation or equity method accounting

Information related to exclusions form consolidation or equity method accounting together with the data describing activity of the excluded subordinated entities are presented in the Introduction to these financial statements (par. 9).

37. Currency structure of assets and liabilities

The Bank's currency position as at 30 June 2002 is presented in accordance with principles stated in regulation No. 5/2001 of the Banking Supervision Commission dated 12 December 2001 on specific principles for calculation of capital requirements for particular types of risk, including excesses of concentration limits, principles for calculation of solvency ratio, regarding relationships with subsidiary undertakings or operating in the same holding and defining additional items of balance sheet seized with own equity for capital adequacy calculation and the scope and methodology for calculation (Official Journal of NBP No 22, position 43).

The currency position for core currencies at 30 June 2002 is as follows:

in PLN thousand

Country	Currency	Assets	Liabilities	Off-balance assets	Off-balance liabilities	Indexed assets	Indexed liabilities	Position long (+) short (-)
USA	**USD**	6,175,717	3,745,630	20,875,274	23,256,813	-	-	**48,548**
EU	**EUR**	3,673,294	3,541,363	4,578,909	4,158,039	-	-	**552,801**
Great Britain	**GBP**	160,556	136,146	35,134	7,011	-	-	**52,533**
Switzerland	**CHF**	1,050,368	121,012	470,256	1,326,999	-	-	**72,613**
Sweden	**SEK**	95,246	7,246	9,323	40,970	-	-	**56,353**
Denmark	**DKK**	56,363	6,808	-	-	-	-	**49,555**
Australia	**AUD**	2,909	1,580	-	684	-	-	**645**
Norway	**NOK**	113,479	2,373	-	1,896	-	-	**109,210**
Canada	**CAD**	6,589	562	-	-	-	-	**6,027**
Japan	**JPY**	43,017	1,434	-	44,361	-	-	**(2,778)**
Czech Republic	**CZK**	311,198	55,763	348,153	596,921	-	-	**6.667**
Hungary	**HUF**	417	72	-	328	-	-	**17**
Unconvertible currencies total		203,345	203,935	-	-	-	-	**(590)**
Total		**11,892,498**	**7,823,924**	**26,317,049**	**29,434,022**	-	-	
Total currency position								**954,969**

In the first half of 2002 the existing FX risk limits have not been exceeded. As at 30 June 2002 the total capital requirement for FX risk was calculated at the level of PLN 102,768 thousand.
In calculating its capital requirement against foreign exchange risk, the standardised method, as specified in Resolution No. 5/2001 of the Commission for Banking Supervision dated 12 December 2001 was applied.

The currency position for core currencies at 31 December 2001 is as follows:

in PLN thousand

Country	Currency	Assets	Liabilities	Off-balance assets	Off-balance liabilities	Indexed assets	Indexed liabilities	Position long (+) short (-)
USA	**USD**	14,842,551	12,764,705	22,864,093	24,975,642	-	-	**(33,703)**
EU	**EUR**	8,535,719	8,029,594	3,608,498	3,915,730	-	-	**198,893**
Great Britain	**GBP**	486,140	589,879	116,100	13,131	-	-	**(770)**
Switzerland	**CHF**	1,198,555	644,112	443,794	995,571	-	-	**2,666**
Sweden	**SEK**	223,982	228,555	49,218	44,648	-	-	**(3)**
Denmark	**DKK**	46,329	47,733	-	1,611	-	-	**(3,015)**
Australia	**AUD**	2,854	2,592	-	1,220	-	-	**(958)**
Norway	**NOK**	7,295	6,502	-	1,811	-	-	**(1,018)**
Canada	**CAD**	94,426	94,788	-	102	-	-	**(464)**
Japan	**JPY**	69,183	34,067	18,889	54,360	-	-	**(355)**
Czech Republic	**CZK**	463,658	279,797	315,980	505,668	-	-	**(5,827)**
Hungary	**HUF**	814	664	-	-	-	-	**150**
Unconvertible currencies total		199,259	199,903	-	-	-	-	**(644)**
Total		**26,170,765**	**22,922,891**	**27,416,572**	**30,509,494**	-	-	
Total currency position								**201,709**

In 2001 the Bank did not exceed existing FX risk limits. As at 31 December 2001 the total capital requirement for FX risk was calculated at the level of PLN 15.493 thousand.
In calculating its capital requirement against foreign exchange risk as at 31 December 2001 the standardised method, as specified in Resolution No. 2/2000 of the Commission for Banking Supervision dated 8 November 2000 was applied.

The currency position for core currencies at 30 June 2001 is as follows:

in PLN thousand

Country	Currency	Assets	Liabilities	Off-balance assets	Off-balance liabilities	Indexed assets	Indexed liabilities	Position long (+) short (-)
USA	USD	9,854,027	9,389,029	31,366,114	31,960,612	7,261	-	(122,239)
EU	EUR	6,268,959	5,469,853	3,521,953	4,256,269	71,983	-	136,773
Great Britain	GBP	442,027	434,991	7,193	16,711	-	-	(2,482)
Switzerland	CHF	551,089	198,949	401,536	754,928	2,812	-	1,560
Sweden	SEK	73,935	76,749	5,371	1,192	-	-	1,365
Denmark	DKK	21,179	13,495	2,496	10,088	-	-	92
Australia	AUD	3,587	3,793	-	-	-	-	(206)
Norway	NOK	10,345	9,977	-	429	-	-	(61)
Canada	CAD	6,852	4,519	-	-	-	-	2,333
Japan	JPY	44,962	11,441	21,262	55,390	-	-	(607)
Czech Republic	CZK	292,519	164,757	250,454	379,582	-	-	(1,366)
Unconvertible currencies total		148,484	148,545	-	-	-	-	(61)
Total		**17,717,965**	**15,926,098**	**35,576,379**	**37,435,201**	**82,056**		
Total currency position								**142,123**

In the first half of 2001 the existing FX risk limits have not been exceeded. As at 30 June 2001 the total capital requirement for FX risk was calculated at the level of PLN 6,270 thousand.
In calculating its capital requirement against foreign exchange risk as at 31 December 2001 the standardised method, as specified in Resolution No. 2/2000 of the Commission for Banking Supervision dated 8 November 2000 was applied.

38. Main items of consolidated balance sheet, consolidated profit and loss account and consolidated cash flow statement without rounding

1. consolidated balance sheet as at 30 June 2002 with assets and liabilities amounting to PLN 32,377,126,426.75;
2. consolidated off-balance sheet commitments as at 30 June 2002 amounted to PLN 134,577,240,150.64, including off-balance liabilities granted – PLN – 9,302,242,306.60;
3. consolidated profit and loss account for the year from 1 January 2002 to 30 June 2002 with a net profit amounting to PLN 142,211,712.51;
4. consolidated cash flow statement for the year from 1 January 2002 to 30 June 2002 with a net cash outflow amounting to PLN 892,337,463.43.

Signatures of all Management Board Members

Date	Name	Position	Signature
24.10.2002	Cezary Stypułkowski	President	
24.10.2002	Shirish Apte	Vice President	
24.10.2002	Wiesław Kalinowski	Vice President	
24.10.2002	Philip King	Vice President	
24.10.2002	Witold Walkowiak	Vice President	

Report on Operations of the Capital Group of Bank Handlowy w Warszawie SA for the six months ended June 30, 2002

REPORT ON OPERATIONS
OF THE CAPITAL GROUP
OF BANK HANDLOWY W WARSZAWIE SA
FOR THE SIX MONTHS ENDED JUNE 30, 2002

Translation

CONTENTS

I. The Polish economy in the first six months of 2002

1. Main macroeconomic trends

In the first half of 2002 the Polish economy still remained in stagnation, and in some sectors - like heavy industries and construction – even in recession. According to preliminary data published by the Central Statistical Office (GUS) real GDP growth in the first half of the year amounted to just 0.6%. It was considerably lower than in the first half of 2001 (when it amounted to 1.6%), although admittedly higher than in the second half of 2001 (when it was 0.4% y/y).

The low economic growth was brought about by close-to-stagnant domestic demand (growth of 0.5%), which was primarily the result of an 11.2% drop in overall capital spending, in turn a result of a 10.6% drop in investment outlays, which clearly indicates a fall in the level of inventories carried by Polish companies. Overall consumer spending rose in the first half of 2002 by 2.9%, while individual consumption alone rose by 3.2%.

Industrial output in the first six months of the year dropped by 1.0% y/y. This was primarily the effect of low demand for investment goods, which is confirmed by the data available on construction – in the first half of 2002 the drop in this economic sector reached 13.3% y/y. Lower production and the continuing restructuring of the Polish industry resulted in a further drop in employment, with the unemployment rate rising from 15.9% on June 2001 to 17.4%.

In the first half of 2002 exports (on payment terms) dropped slightly (by 0.5% y/y). This was a result of a particularly week first quarter (when they fell by 7.3% y/y), while in the second quarter they clearly picked up, with growth reaching 6.3%. The weak domestic demand contributed to the drop in imports by 5.5% y/y (in the first quarter alone the drop amounted to 10.1% y/y). This very significant drop in imports helped to reduce the negative trade balance (USD 4.8 billion as compared to USD 5.9 billion in the first half of 2001), which in turn reduced the current account deficit (from USD 4.4 billion in the first half of 2001 to USD 3.9 billion in the first six months of 2002). However the structure of financing this deficit deteriorated. The main reason for this was the slower inflow of foreign direct investments as compared to the previous year brought about by the slowdown of Poland's economic growth and of the privatisation process. Since the beginning of the year official reserves increased by USD 1.6 billion to reach USD 28.2 billion. The level of these reserves is at a safe level in relation both to Poland's foreign debt levels and its import levels.

The first half of 2001 saw a very sharp drop in inflation rates. The CPI growth went down from 3.6% at the end of December 2001 to 1.6%at the end of June 2002 on an annual basis and from 3.2% to 1.2% on a semiannual basis. The primary reason for this was the drop of food prices, drop or levelling of prices of some other important categories of consumer goods and services (such as clothing and footwear, telecommunications etc.) and also the very moderate growth of others (rent and other housing-related expenses, energy, transport). In the first half of 2002 all basic inflation indicators fell visibly, proving that the easing of inflationary pressures is not only a result of supply shocks and that disinflation has become a relatively stabile phenomenon. The slight growth of producer prices in the first six months of the year – by only 0.9% - corresponds to a slowdown in demand, especially for investment goods. Other factors affecting this were the real appreciation of the Polish zloty in the first four months of the year and the fall in oil prices on international markets.

Changes in monetary aggregates over the first six months of the year mirrored the stagnation of the Polish economy, helping reduce the inflationary pressure. Total money supply (M3) dropped from the beginning of January by 0.9%. Cash in circulation increased by 7.9%, which was a result of the sharp drop in inflation and interest rates, especially on current accounts.

The state budget seemed to be well under control. At the end of June 2001 the fiscal deficit reached PLN 25 billion or 62.5% of the amount planned for the full year (PLN 40 billion).

2. The money and FX markets

The situation on the money market in the first half of 2002 was shaped mainly by the further easing of the previously very tight monetary policy conducted by the National Bank of Poland ("NBP") and the Monetary Policy Council. Taking into account the rapid fall in inflation and the economic slowdown over the first half of the year the Monetary Policy Council made three base interest rate cuts - in total by 3.0-4.0 percentage points. Changes in the official interest rates and the continuing expectation of further cuts - stemming from the still high real interest rates - resulted in a strong drop in market interest rates and the upholding of an inverted money market instrument yield curve. The level of interest rates on this market was also significantly affected by open market operations conducted by the central bank with the aim of influencing the liquidity of the Polish banking system. From February 2002 the NBP made a modification in the system of these operations through the introduction - besides the regular, weekly issuance of bills with a maturity of 28-days - of "fine tuning" operations involving the irregular issue of bills with a maturity of 1-7 days, the early retirement of bills and of repo transactions. These changes were introduced with the aim of limiting fluctuations in the liquidity of commercial banks and reducing their influence on market interest rates. In the first half of 2002 the NBP continued with the outright sales of converted T-bonds; these operations through their structural character are to permanently absorb the excess liquidity of commercial banks and are not an instrument of short-term monetary policy.

Falling profitability also characterised the T-bill market in the first half of 2002. In spite of a high supply of bills (the Ministry of Finance sold on the primary market bills to a value of PLN 25 billion in order to finance the fiscal deficit and to redeem securities issued earlier), very strong demand for these securities stemming from their still high profitability and expectations of further base interest rate cuts led to an increase in prices and a fall in profitability.

On the FX market, throughout most of the first half of the year, there was a clear tendency of both a real and nominal appreciation of the Polish zloty. Nominally, on average over the first six months of the year, the zloty appreciated by 1.6% to the US dollar (from 4.1524 PLN/USD in the second half of 2001 to 4.0863 PLN/USD) and by 1.1% to the euro (from 3.7008 PLN/EUR to 3.6663 PLN/EUR). The stronger appreciation of the zloty to the US dollar than to the euro stemmed from the appreciation of the euro to the dollar on international markets. The appreciation of the zloty was a result of a strong inflow of foreign portfolio capital, primarily for the purchase of T-bonds. According to balance of payments statistics this inflow reached USD 1.8 billion over the first six months of 2002. The foreign investors were attracted primarily by the still high – although diminishing as a result of a series of interest rate cuts – disparity of interest rates and an expectation of further cuts by the Monetary Policy Council. The interest shown by foreign portfolio investors in instruments denominated in Polish zlotys, primarily with a long maturity, increased Poland's prospects for full membership in the EU in the year 2004 and its full integration with the EU. A further factor affecting the strengthening of the zloty was the inflow of foreign direct investments, although the scale of this inflow – USD 1.8 billion net in the first half of 2002 – was clearly lower than in the same period of 2001. The periodic falls in the value of the zloty were in turn associated with the conflict between the government and the Monetary Policy Council over the monetary and exchange rate policies (January and May) and deeper fluctuations of the USD/EUR exchange rate (June).

3. The stock market

The promising bullish trend on the Warsaw Stock Exchange („WSE"), which became evident in the 4th quarter of 2001 and which was based on the expectation of investors of an economic recovery, clearly

flattened out in the 1st quarter of 2002. The underlying reason was the poor financial performance of listed companies and the weakening of investors' expectations for a quick economic recovery in Poland and worldwide.

The main stock index, the WIG, rose from 13,922 points at the end of 2001 to 14,193 points at the end of June 2002, i.e. by a mere 1.9%. For comparison, in the 4th quarter of 2001 this index rose by 17.1% and in the 1st quarter of 2001 it fell by 21.9%. The largest stock index, the WIG20, rose in the first half of 2002 by 0.7%. Against this backdrop the listed banks did extremely well, with the WIG-BANK index rising by 13.9%. Trading volumes on the stock market fell from PLN 42.2 billion in the first half of 2001 to PLN 38.3 billion in the first half of 2002 (i.e. by 9.2%), while the capitalisation of the WSE listed stocks rose from PLN 103.2 billion at the end of June 2001 to PLN 108.9 billion at the end of June 2002. The number of listed stocks did not change and stood at 230.

4. The banking sector

The first half of 2002 was not very good for the Polish banking sector, which under macroeconomic pressure experienced a fall in net profit. According to NBP data the net profit of the Polish banking sector for the six months ended June 30, 2002 amounted to PLN 2.317 billion and was lower than in the same period of 2001 by 10%. The second quarter was especially bad, with the net profit dropping by as much as 29%, primarily on account of deep profit falls experienced by two large listed banks.

The drop in net profit was primarily the result of a significant rise in the level of provisioning charges for receivables from customers – especially corporate customers – which was the direct result of the further deterioration in loan quality. In this context the bankruptcy of the Szczecin shipyard ("Stocznia Szczecińska"), the parent of a shipyard holding company to which Polish banks were exposed in total for an amount of PLN 1.5 billion, was especially bad. In the first half of 2002 the share of classified loans in the combined gross loan portfolio of Polish commercial banks rose from a revised 18.6% to 21.0%.

On the other hand the first six months of the year were relatively good for the Polish banking sector in terms of revenue growth. Income on banking activity rose by 5.8%, primarily as a result of rising FX and net interest income.

According to data published by the NBP personal deposits rose by a mere 1.0% over the first six months of 2002 as compared to a rise of 7.6% over the first six months of 2001. The lower propensity of households to save was chiefly the result of lower alternative cost of carrying cash – after the interest rate cuts and the introduction of a 20% tax on interest earned by individuals – and the fall in real income available to households, which in turn was brought about by rising unemployment. Consumer loans rose by 4.9% as compared to 4.2% in the first half of 2001. This suggests that households either lowered their saving levels or turned to credit in order to maintain their earlier consumption levels.

Poor financial performance of corporates and the corresponding weakening of investment demand resulted in lower growth of credit extended by banks to this group of customers. In total the gross corporate loan portfolio of Polish banks rose in the first half of 2002 by 2.2%, while in the same period of 2001 this growth amounted to 3.6%.

II. Organisational structure of the Bank's equity investments

The organisational structure of the Bank's equity portfolio, as per percentage ownership of the capital on June 30, 2002, can be illustrated by the following chart:


Bank Handlowy w Warszawie SA
Pia Piasecki S.A. - 5,48%
Giełda Papierów Wartościowych S.A. - 0,02%
Handlowy Leasing S.A. - 99,99%
Handlowy - Heller S.A. - 25,00%
Zakłady Odzieżowe Bytom S.A. - 9,18%
Polimex - Cekop S.A. - 36,64%
NIF FUND Holdings PCC Ltd. - 22,68%
Handlowy - Investments II S.a r.l. - 80,97%
PKO/Handlowy PTE S.A. - 50,00%
Zakłady Odzieżowe Bytom S.A. - 18,46%
IPC JV Sp. z o.o. - 31,00%
KP Konsorcjum Sp. z o.o. - 49,99%
Creditreform PL Sp. z o.o. - 49,03%
Hortex Holding S.A. - 31,09%
Pia Piasecki S.A. - 38,52%
Elektromontaż Poznań S.A. - 25,30%
Polimex - Cekop S.A. - 0,03%
Mostostal Zabrze Holding S.A. - 34,44%
Polimex - Cekop S.A. - 0,81%
Mitteleuropäische Handelsbank AG - 19,99%
Polskie Towarzystwo Reasekuracyjne S.A. - 11,88%
Globe Trade Center S.A. - 7,79%
Biuro Informacji Kredytowej S.A. - 12,54%
Korporacja Ubezpieczeń Kredytów Eksportowych S.A. - 0,75%
Swift Sp. z o.o. - 0,10%
Krajowa Izba Rozliczeniowa S.A. - 5,74%
Olimpia S.A. - 7,21%
Centralna Tabela Ofert S.A. - 6,08%
Giełda Papierów Wartościowych S.A. - 0,05%
Biuro Centrum Sp. z o.o. - 7,63%
Amica S.A. - 0,00%
Polania Sp. z o.o. - 6,06%
Legend:
Subsidiary of Bank Handlowy w Warszawie SA
Associated undertaking of Bank Handlowy w Warszawie SA
Joint-venture of Bank Handlowy w Warszawie SA
Other equity investments of Bank Handlowy w Warszawie SA

The Capital Group of Bank Handlowy w Warszawie SA ("the Group) is comprised of the parent entity and subsidiary entities.

- **Parent entity** – Bank Handlowy w Warszawie SA („the Bank", „Parent entity")

- **Entities constituting the Group and fully consolidated**

  Subsidiary undertakings:

  Dom Maklerski Banku Handlowego SA

- **Subsidiary undertakings and other subordinated undertakings excluded from consolidation but accounted for under the equity method:**

  Subsidiary undertakings:

  Citileasing Sp. z o.o.

  Handlowy Leasing S.A.

  Handlowy Inwestycje Sp. z o.o.

  Handlowy Inwestycje II Sp. z o.o.

  Handlowy Investments S.A.

  Handlowy Investments II S.a.r.l.

  Joint-venture undertakings:

  PKO/Handlowy Powszechne Towarzystwo Emerytalne S.A.

  Handlowy-Heller S.A.

  Associated undertakings:

  KP Konsorcjum Sp. z o.o.

Following the provisions of the newly amended Accounting Act and the resolution of the Minister of Finance of 12 December 2001 on preparation of the consolidated financial statements by banking institutions and financial groups, the list of the subordinated undertakings of Bank Handlowy w Warszawie SA accounted for under the equity method has been enlarged. Since the beginning of 2002 the Capital Group of Bank Handlowy w Warszawie SA has applied the equity method for accounting for the following entities: Citileasing Sp. z o.o., Handlowy Leasing S.A., Handlowy-Heller S.A. and KP Konsorcjum Sp. z o.o.

III. Basic data on balance sheet and financial performance of the Group

1. Consolidated income statement

In the first six months of 2002 the Group made a net profit of PLN 142.2 million. This represents a decrease by PLN 6.0 million (or 4.0%) over the same period of 2001.[1] The declining profitability of the Bank for the first half of the year was primarily a result of:

- growth of income on banking activity by PLN 94.7 million, i.e. 10.0%;
- increase in general expenses by PLN 39.4 million, i.e. 7.9%;
- decrease in net provisioning charges by PLN 3.1 million, i.e. 1.8%.

CONSOLIDATED INCOME STATEMENT

	Six months ended June 30,		**Change**	
PLN '000	**2002**	**2001**	**PLN '000**	**%**
Net interest income	323 017	359 905	(36 888)	(10.2%)
Net fee and commission income	258 037	223 839	34 198	15.3%
Income on shares and other variable rate securities	7 933	20 252	(12 319)	(60.8%)
Net income/(loss) on financial operations	54 922	(21 677)	76 599	(353.4%)
FX income	396 148	363 003	33 145	9.1%
Income on banking activity	**1 040 057**	**945 322**	**94 735**	**10.0%**
Other operating income	27 912	24 656	3 256	13.2%
Other operating expenses	(23 195)	(15 668)	(7 528)	48.0%
General expenses	(536 609)	(497 160)	(39 449)	7.9%
Depreciation and amortisation	(78 116)	(77 789)	(327)	0.4%
Amortisation of goodwill	(36 223)	(24 148)	(12 074)	50.0%
Net charges to provisions	(167 489)	(170 565)	3 076	(1.8%)
Operating profit	**226 337**	**184 648**	**41 689**	**22.6%**
Extraordinary items	0	-	0	---
Charge for negative goodwill of subordinated entities	-	503	(503)	(100.0%)
Profit/(loss) before corporate income tax	**226 337**	**185 151**	**41 186**	**22.2%**
Corporate income tax	(81 835)	(69 000)	(12 835)	18.6%
Participation in net profit/(loss) of subordinated undertakings accounted for under equity method	(2 290)	32 048	(34 338)	(107.1%)
Net profit/(loss)	**142 212**	**148 199**	**(5 987)**	**(4.0%)**

The equality between the unconsolidated and consolidated net profit for the first half of 2002 is attributable to the application of the equity method of accounting for subsidiary undertakings in the unconsolidated financial statements.

[1] The Group's income statement for the first half of 2001 does not include the income statement of Citibank (Poland) S.A. ("CPSA") for January and February 2001, i.e. for the period preceding the merger of Citibank (Poland) S.A. and Bank Handlowy w Warszawie SA. Net profit generated by Citibank (Poland) over this period participated in the settlement of the merger using the purchase method.

1.1 Income on banking activity

Components of income on banking activity, 1st half of 2002


Net interest income 31.1%
FX gains 38.1%
Fee and commission income 24.8%
Income on shares and variable rate securities 0.8%
Income on financial operations 5.3%

The main factor behind the growth of income on banking activity in the first half of 2002 was the high growth of income on financial operations, which amounted to PLN 54.9 million, while for the same period of 2001 the Group made a loss on these operations of PLN 21.7 million. The majority of this income came from realised and unrealised gains on debt instrument transactions.

FX gains were the second major source of growth of income on banking activity. In the first half of 2002 these reached PLN 396.1 million and were higher by PLN 33.1 million (or 9.1%) than a year earlier. The growth of this revenue component was a direct result of the strengthening of the Group's position on the Polish FX market, especially in FX derivative products.

Over the same period the Group achieved a growth in fee and commission income by PLN 34.2 million (15.3%), especially on account of the rapid growth of fee and commission income on cash management operations and on the issuance and use of credit cards.

On the other hand the possible growth of income on banking activity was contained by the drop in net interest income by PLN 36.9 million (or 10.2%) as compared to the same period of 2001. This was chiefly a result of:

- lower interest rates, the effect of which is clearly seen in lower interest earned on the so called net interest earning assets position, i.e. that part of total interest earning assets which is funded by non interest bearing liabilities (especially capital); at the end of June 2002 these net interest earning assets amounted to ca. PLN 2.7 billion,
- the narrowing of the interest spread – understood as the difference between interest earned/paid on a particular item of assets/liabilities and the Bank's internal refinancing rate – which was not solely a result of the lower interest rates, but also a result of the increasingly stronger competition between Polish banks; the largest drop in the interest rate spread defined as above was seen on current accounts,
- the funding of a part of receivables denominated in foreign currencies through swap transactions, which results in a part of income on these receivables being reported as FX income,
- lower interest income received from customers (especially corporate customers) on account of the noticeable deterioration of the Bank's loan portfolio quality, which was combined with a simultaneous flattening of growth of the total loan portfolio,
- the drop in profitability on total interest earning assets, which was a result of the Group's lower average exposure on loans to customers and a shift towards financial institutions and investments in securities issued by the State Treasury and the NBP.

Overall, in the first half of 2002 the parent entity's share in income on banking activities of Poland's banking sector stood at 7.0% as compared to 7.0% in the same period of 2001.

1.2 General expenses

For the fist half of 2002 the Group's general expenses reached PLN 536.6 million, PLN 39.4 million more than in the corresponding period of the year 2001. The growth shown by this P&L item was 7.9% and was lower than the growth rate of the Groups's income on banking activities (6.7%) pointing to an improvement in cost efficiency (cost/income ration improved from 60.8% to 59.1%).[2]

General expenses composition,
1st half of 2002


Other administrative expenses 52.4%
Salaries 38.7%

Social security and fringe benefits 8.9%

Highest growth was seen in personnel expenses, which rose by 10.2% (nominally by PLN 19.2 million). Other administrative expenses rose by 8.9%.

As a result of the Bank's restructuring and the sale of a number of subsidiary undertakings, average employment within the Group fell from 6,299 in the first half of 2001 to 5,158 in the first half of 2002.

1.3 Provisioning charges

In the first six months of 2002 provisioning charges exerted a very significant influence on the level of the Group's overall profit levels. Net provisioning charges amounted to PLN 167.5 million and were lower than a year ago by PLN 3.1 million (or 1.8%). The decrease was primarily hindered by specific provisions for loan losses against customers from non-financial sector. These amounted to PLN 139.4 million and were higher than those made a year ago by PLN 34.5 million. This was a result of the increase in the level of classified loans as a result of problems with profitability and liquidity experienced by the Bank's debtors, especially corporate customers.

The second largest provisioning item were valuation allowances for a permanent diminution in value of financial assets. The net charge made in the first half of 2002 on this account amounted to PLN 30.0 million, while a year earlier the Bank made a reversal of provisions for this item in the amount of PLN 10.4 million. Major portion (PLN 26.8 million) of the charges made in the last six months was made up by the negative revaluation of the Bank's investments in two listed companied from the construction sector.

[2] Calculated as sum of general expenses and depreciation divided by income on banking activity.

2. *Consolidated balance sheet*

As at the end of June 2002 the Group's total assets amounted to PLN 32,377 million and were lower by 2.1% than at the end of December 2001. The value and composition of the consolidated assets is driven mainly by the balance sheet of the parent entity, i.e. Bank Handlowy w Warszawie SA.

CONSOLIDATED BALANCE SHEET

	As at:			Change from:	
PLN '000	**30/06/2002**	**31/12/2001**	**30/06/2001**	**31/12/2001**	**30/06/2001**
Cash and due from the central bank	1 139 203	2 322 443	1 223 241	(50.9%)	(6.9%)
Due from financial institutions*	6 551 864	7 022 503	5 165 585	(6.7%)	26.8%
Due from non-financial sector	13 876 018	14 170 384	15 284 594	(2.1%)	(9.2%)
Due from the public sector	9 633	31 750	16 123	(69.7%)	(40.3%)
Debt securities*	3 020 839	2 410 113	3 175 811	25.3%	(4.9%)
Due from subordinated undertakings accounted for under the equity method	1 025 773	176 258	154 331	482.0%	564.7%
Equity investments in subordinated undertakings accounted for under the equity method	297 962	128 896	347 577	131.2%	(14.3%)
Other equity investments*	255 503	460 003	450 996	(44.5%)	(43.3%)
Other securities and financial assets	3 386 313	3 375 666	2 374 565	0.3%	42.6%
Intangible fixed assets	1 414 623	1 454 530	1 465 168	(2.7%)	(3.4%)
- of which: goodwill	1 352 313	1 388 536	1 424 758	(2.6%)	(5.1%)
Tangible fixed assets	802 039	910 336	920 680	(11.9%)	(12.9%)
Other assets	597 356	618 235	824 849	(3.4%)	(27.6%)
TOTAL ASSETS	**32 377 126**	**33 081 117**	**31 403 520**	**(2.1%)**	**3.1%**
Due to the central bank	172 245	212 486	558 559	(18.9%)	(69.2%)
Due to financial institutions	3 975 554	4 849 003	5 232 452	(18.0%)	(24.0%)
Due to non-financial sector	15 989 942	16 455 339	14 607 423	(2.8%)	9.5%
Due to the public sector	1 004 564	883 219	896 149	13.7%	12.1%
Securities issued and outstanding	-	-	24 143	---	(100.0%)
Due from subordinated undertakings accounted for under the equity method	162 636	79 272	84 955	105.2%	91.4%
Other amounts due on financial instruments	3 302 433	3 175 314	1 709 486	4.0%	93.2%
Other liabilities	1 460 636	1 157 002	2 039 505	26.2%	(28.4%)
Negative value of goodwill of subordinated undertakings	-	-	2 010	---	(100.0%)
Provisions	434 338	432 972	430 557	0.3%	0.9%
Equity and retained earnings	5 732 566	5 673 224	5 670 082	1.0%	1.1%
Net profit	142 212	163 286	148 199	(12.9%)	(4.0%)
TOTAL LIABILITIES	**32 377 126**	**33 081 117**	**31 403 520**	**(2.1%)**	**3.1%**

** Convertible bonds issued by Handlowy Investments have been reclassified and are shown as "Equity investments in subordinated undertakings accounted for under the equity method".*

2.1 Assets

Loans to customers from the non-financial sector remain the Group's largest net asset item. At the end of June 2002 they amounted to PLN 13,876 million, which represents a fall by 2.1% as compared to December 2001 and 9.2% as compared to June 2001. This drop was primarily a result of:

- a drop in the gross loan portfolio driven by lower demand for credit, especially on the part of corporate customers,
- growth of specific loan loss provisions




Composition of the Group's balance sheet: asset side
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
3.9%
16.4%
48.7%
0.5%
2.5%
17.8%
7.0%
21.2%
42.9%
17.3%
0.5%
1.8%
19.2%
3.5%
20.2%
42.9%
9.3%
3.2%
1.7%
19.2%
30/06/2001
31/12/2001
30/06/2002
Cash and due from the central bank
Due from financial institutions
Due from non-financial customers and public sector
Debt securities
Due from subordinated undertakings accounted for under equity method
Other equity investments
Other assets

With the drop in loan demand the importance of more liquid items of the balance sheet such as interbank placements and debt securities increased. Although these instruments are characterised by lower profitability as compared to loans, they carry, however, lower credit risk, which in times like these increases their attractiveness. At the end of June 2002 the Group's exposure to the financial sector amounted to PLN 6,552 million, of which PLN 6,213 million (i.e. 94.8%) represented amounts due from banks. The steady growth of this item over the last few months resulted in its share in the Group's total assets rising from 16.4% at the end of June 2001 to 20.2% at the end of June 2001.


Debt securities portfolio
As at 30 June 2002
T-bonds
55,6%
NBP
bonds
20,9%
T-bills
15,9%
Other
7,6%

In the first six months of 2002 the Group increased its portfolio of debt securities to the amount of PLN 3,021 million, i.e. by 25.3% as compared to December 2001. On the other hand this represents a drop by 4.9% as compared to June 2001. This shows the volatility of this balance sheet item, which is actively used by the Bank to manage its liquidity. However an analysis of the average balances of debt securities on a quarterly basis shows the steady growth of the share of this item in the Group's total assets.

The increase in share of the amount due from subordinated undertakings accounted for under the equity method in the Group's total assets from 0.5% at the end of 2001 to 3.2% at the end of June 2002 was attributable to the application of the equity method accounting on the following undertakings: Handlowy Leasing S.A., Citileasing Sp. z o.o., Handlowy-Heller S.A. and KP Konsorcjum Sp. z o.o. At the end of June 2002 total amount due from those entities stood at PLN 835.0 million, comprising loans to leasing companies only.

2.2 Liabilities

Customer deposits have traditionally been the largest source of funding for the Group's assets. They include deposits both from non-financial sector customers and public sector entities. As at June 30, 2002 the total amount of deposits on the Group's balance sheet was PLN 16,995 million, which represents a drop by 2.0% as compared to December 2001.


Composition of the Group's balance sheet: liabilities and equity
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
1.8%
16.7%
49.4%
0.3%
13.4%
18.5%
0.6%
14.7%
52.4%
0.2%
14.4%
17.6%
0.5%
12.3%
52.5%
0.5%
16.1%
18.1%
30/06/2001
31/12/2001
30/06/2002
Due to the central bank
Due to financial institutions
Due to non-financial customers and public sector
Due to subordinated entities
Other liabilities
Equity and retained earnings

The share of interbank funding in the Group's liabilities has been on a steady decline since the beginning of 2001. The growth of deposits from customers and the public sector over the last several months has allowed the Group to reduce its reliance on funds accepted from the financial sector, in particular from the interbank market. At the end of June 2002 amounts due to financial institutions stood at PLN 3,976 million, of which PLN 2,554 million (or 64.2%) were amounts due to banks. Bank Handlowy, which in the past has shown a heavy reliance on the interbank market for funding, is now a net provider of liquidity to this market.

The share of equity and retained earnings in the Group's total assets has increased slightly as compared to June 30, 2001. This means that the parent entity, Bank Handlowy w Warszawie SA, continues to maintain the highest capital ratio of Poland's 20 largest banks by assets. The high share of capital in total assets is to a large extent the result of the Bank's merger with Citibank (Poland).

The increasing share of unrealised gains/losses on financial instruments in the Group's balance sheet is a result of the Bank's growing dealings in derivative transactions. According to the Polish Accounting Law the unrealised gains/losses on the revaluation of these instruments are presented as "Other securities and financial assets" on the asset side and "Other liabilities due on financial instruments" on the liability side.

3. Consolidated off-balance sheet commitments

At the end of June 2002 the consolidated off-balance sheet commitments amounted to PLN 9,302 million and were lower than at the end of 2001 by 11.2%. This decrease corresponded to a fall in the Group's loan portfolio, reflecting a general weakening of the demand for credit instruments.

4. Consolidated capital and capital adequacy

CONSOLIDATED CAPITAL

	As at:			Change from:	
PLN '000	30/06/2002	31/12/2001	30/06/2001	31/12/2001	30/06/2001
Authorised capital	500 902	430 308	430 308	16.4%	16.4%
Capital surplus	3 059 638	3 059 638	3 045 557	-	0.5%
Reserve capital	1 662 173	1 615 758	1 615 108	2.9%	2.9%
Revaluation reserve	46 059	76 958	77 618	(40.2%)	(40.7%)
General risk reserve	390 000	390 000	390 000	-	-
Other supplementary capital*	21 736	92 330	92 330	(76.5%)	(76.5%)
FX difference on translation of subsidiary undertakings	-	8 231	5 080	(100.0%)	(100.0%)
Profits/(losses) of the previous years	52 058	-	14 081	—	269.7%
Total capital funds	**5 732 566**	**5 673 224**	**5 670 082**	**1.0%**	**1.1%**
Core capital	5 664 771	5 495 705	5 495 054	3.1%	3.1%
Supplementary capital	67 795	177 519	175 028	(61.8%)	(61.3%)

** Special Participating Convertible Bonds.*

In the first half of 2002 the Group's capital funds rose by PLN 59,342 thousand. The most important changes in the value of the Group's capital are accounted for by:

- an increase of the revaluation reserve by PLN 15,167 thousand, which arose on the revaluation of debt securities available for sale,
- an increase of reserve capital by PLN 312 thousand after the distribution of profits for 2001. The rest of that year's profits in the amount of PLN 163,324 thousand was paid out in dividends to shareholders and holders of Special Participating Convertible Bonds.

Another important development affecting the structure of the Group's capital was the increase of authorised capital by PLN 70,534 thousand through the conversion of 17,648,500 Special Participating Convertible Bonds held by the Bank's largest shareholder, Citibank Overseas Investment Corporation („COIC"). The increase of authorised capital was registered on May 24, 2002.

The structure of the capital was also affected by the transfer of PLN 46,067 thousand from revaluation reserve to reserve capital traceable to sales of real estate assets.

Overall, as at June 30, 2002 the Bank's share in total capital of the Polish banking sector stood at 13.8% as compared to 14.2% at the end of 2001, which placed it second in terms of capital among all Polish banking institutions. The level of the Bank's capital was more than sufficient to secure the financial stability of the institution and of the deposits accepted by it.

Pursuant to the amended Banking Act and the Resolution no. 5/2001 of the Commission for Banking Supervision, since the beginning of 2002 the Bank has started to calculate the consolidated capital adequacy ratio. On June 30, 2002 this ratio reached 18.70%.

Consolidated capital adequacy ratio

PLN '000	As at: 30/06/2002
Total capital funds	**5 732 566**
Deductions, of which:	727 169
- goodwill	405 694
- other intangible fixed assets	18 693
- other deductions	302 782
Capital eligible for the calculation of the capital adequacy ratio	**5 005 398**
Risk-weighted assets and contingent liabilities	**22 139 062**
Total capital requirement, of which:	**2 141 825**
- capital requirement for credit risk	1 771 125
- total capital requirements for other market risks	370 700
Capital adequacy ratio*	**18.70%**

** Risk-weighted assets and contingent liabilities include the banking portfolio only.*

5. *Shareholders holding at least 5% of the parent entity authorised capital and of total votes at the General Meeting of Shareholders*

At June 30, 2002, the only shareholder holding over 5% of the Bank's authorised capital and of total voting rights at a General Meeting of Shareholders was Citibank Overseas Investment Corporation, New Castle, Delaware, USA ("COIC"), a subsidiary of Citibank N.A., which then held 116,717,574 shares of the Bank, i.e. 93.20% interest in the Bank's authorised capital entitling it to exercise 93.20% votes at the General Meeting of Shareholders. In the first half of 2002 the holding of COIC increased as a result of the following transactions:

- the purchase of 376,650 ordinary series C bearer shares from Centaur Investment Corporation and 376,650 ordinary series C bearer shares from Foremost Investment Corporation. Both these companies were members of Citigroup.

- the conversion of 17,648,500 Special Participating Convertible Bonds into ordinary series B bearer shares.

IV. Operations of the Group

1. Bank Handlowy w Warszawie SA – parent entity

1.1 Lending and other credit risk exposures

1.1.1 Lending

Lending to non-bank customers (gross)

	As at:			Change from:	
PLN '000	30/06/2002	31/12/2001	30/06/2001	31/12/2001	30/06/2001
Loans in PLN	10 323 532	10 802 086	11 293 535	(4.4%)	(8.6%)
Loans in foreign currencies	5 500 957	5 022 046	5 356 652	9.5%	2.7%
Total	**15 824 489**	**15 824 132**	**16 650 187**	**0.0%**	**(5.0%)**
Loans to non-financial customers	14 641 799	14 903 849	15 881 221	(1.8%)	(7.8%)
Loans to non-bank financial institutions	1 174 521	891 297	756 381	31.8%	55.3%
Loans to public sector	8 169	28 986	12 585	(71.8%)	(35.1%)
Total	**15 824 489**	**15 824 132**	**16 650 187**	**0.0%**	**(5.0%)**
Non-financial corporate customers	13 205 329	13 382 300	14 216 565	(1.3%)	(7.1%)
Non-bank financial institutions	1 174 521	891 297	756 381	31.8%	55.3%
Individual customers	1 280 493	1 385 737	1 327 548	(7.6%)	(3.5%)
Other non-financial entities	155 977	135 813	337 108	14.8%	(53.7%)
Public sector	8 169	28 986	12 585	(71.8%)	(35.1%)
Total	**15 824 489**	**15 824 132**	**16 650 187**	**0.0%**	**(5.0%)**

Excluding accrued interest.

In the first half of 2002 the Bank's total loan portfolio stabilised at a level of PLN 15.8 billion, which means that with the slight increase in the loan portfolio of other Polish banks its market share dropped from 7.1% to 6.9%. The size of the Bank's portfolio placed it sixth among all Polish banks.

Over the same period loans to non-financial corporate customers, the largest component of the total loan portfolio, dropped by 1.3%. The halting of loan growth to this group of customers may be attributed to the following factors:

- the general fall in demand for loans on the part of corporates as a result of the economic

Loan portfolio by category of entities
As at 30 June 2002


Non-financial corporate customers 83,4%
Non-bank financial institutions 7,4%
Individual customers 8,1%
Other non-financial institutions 1,0%
Public sector 0,1%

slowdown, low profitability of operations and postponement of large investments in wait for the expected economic recovery;

- the lowering of the Bank's propensity to accept new credit risk, which was primarily a result of its aim to improve the quality of the loan portfolio;

- the active reduction by the Bank of its credit exposure to some customers, the financial situation of which signalled the possibility of a loan default.

The contraction of the portfolio of loans granted to non-financial corporate customers was made up for by the 31.8% growth of loans extended to non-bank financial institutions, mainly on account of the 58.8% growth of loans extended to leasing companies. Thanks to this the Bank maintained its share in the total corporate loan market at a level unchanged from December 2001, i.e. 9.1%.

Over the first half of 2002 the Bank remained an active player on the syndicated loan market, which unfortunately experienced a clear recession. Overall, the volume of syndicated loans taken by Polish corporates from January to June 2001 amounted to PLN 4.5 billion and was by PLN 2.6 billion (36%) lower than in the same period of 2001. The exposure of the Bank taken in new loan syndications dropped by 23% as compared to the first half of 2001, however, at the same time its share in the total syndications market increased from 6.5% to 7.8%, placing it second among all participants of the syndicated loan market. The largest syndicated transactions in which the Bank participated include:

- the EUR 170 million facility refinancing loans taken by Polskie Sieci Elektroenergetyczne S.A. (Polish Power Grid Co.) to finance its operations in the energy and telecommunication sectors; the Bank acted as co-arranger with an own participation of EUR 35 million;

- the EUR 202.5 million facility for Polskie Koleje Państwowe S.A. (Polish Railroads Co); the Bank acted as co-arranger with an own participation of EUR 18.2 million;

- the PLN 79 million facility for Telbank S.A (telecom company) to finance the construction of a fibre optic telecom line network; the Bank was the sole arranger with an own participation of PLN 49 million;

- the facility equivalent to PLN 1,423 million (CHF 268 million and EUR 174.5 million) for Telefonika KFK S.A (telecom company) to finance the consolidation of the company's capital group and for investments in a cable factory; the Bank participated in the consortium with a share of CHF 31.5 million.

Over the first six months of 2002 the Bank's portfolio of loans to individual customers diminished by 7.6% on account of:

- stricter credit procedures being applied to potential new borrowers, especially self-employed individual customers; the aim of this was to improve the quality of the loan portfolio;

- lower indebtedness on credit cards, which is the single most important component of the Bank's loan portfolio to individual customers (consumer loans);

- the Bank's relatively week position on the mortgage loan market, which is now experiencing the highest growth;

As a result the Banks share in the consumer loan market dropped from 2.5% at the end of 2001 to 2.2% at the end of June 2002.


Loan portfolio by currency
As at 30 June 2002


Foreign currencies 34.8%

In the first half of 2002 the share of loans denominated in foreign currencies or indexed to foreign currencies in the Bank's total loan portfolio rose to 34.8%. The Bank is monitoring the possible effects of currency risk on credit risk of the foreign currency loan portfolio on an ongoing basis by conducting sensitivity analysis of the effects of exchange rate fluctuations on the financial situation of borrowers to which the Bank has such an FX exposure (*stress-testing*).

1.1.2 Quality of loan portfolio

In the first half of 2002 the Bank experienced a further deterioration of the quality of its loan portfolio as measured by the share of classified loans in total loans (gross). This share rose from 25.7% at the end of December 2001 to 31.6% at the end of June 2002. At the same time specific provisions increased by 11.5%. The increase in the share of classified loans was a result of deteriorating financial performance of a significant group of the Bank's customers and of their liquidity problems. The factors underlying this include:

- the overall economic slowdown,
- the recession experienced by the heavy industry and construction sectors and the corresponding low profitability of companies active in these areas,
- the Bank's continued conservative approach to classification of exposures and provisioning.

Quality of loan portfolio

	As at:			Change from:	
PLN '000	**30/06/2002**	**31/12/2001**	**30/06/2001**	**31/12/2001**	**30/06/2001**
Loans to non-bank customers (gross)					
Loans classified:					
Standard	9 370 758	10 640 930	11 371 048	(11.9%)	(17.6%)
Watch	1 451 069	1 116 542	1 765 517	30.0%	(17.8%)
Problem	5 002 662	4 066 660	3 513 622	23.0%	42.4%
- substandard	1 468 126	1 149 105	1 235 271	27.8%	18.9%
- doubtful	1 952 991	1 622 261	1 201 741	20.4%	62.5%
- loss	1 581 545	1 295 293	1 076 610	22.1%	46.9%
Total	**15 824 489**	**15 824 132**	**16 650 187**	**(0.0%)**	**(5.0%)**
Share in total					
Loans classified watch and problem	40.8%	32.8%	31.7%		
Loans classified problem	31.6%	25.7%	21.1%		
Loss loans	10.1%	8.2%	6.5%		

Excluding accrued interest.

The coverage provided for watch and problem loans by specific provisions created by the Bank in the total amount of PLN 1,300 million, is fully compliant with the regulations of the National Bank of Poland.

Specific provisions for loans

PLN '000	As at: 30/06/2002	31/12/2001	30/06/2001	Change from: 31/12/2001	30/06/2001
Specific provisions for:	1 299 862	1 177 080	1 043 285	10.4%	24.6%
- watch loans	454	1 245	807	(63.5%)	(43.7%)
- problem loans	1 299 408	1 175 835	1 042 478	10.5%	24.6%
Provision coverage of the total loan portfolio	8.2%	7.4%	6.3%		
Provision coverage of problem loans	26.0%	28.9%	29.7%		

The increase in specific provision coverage of the whole loan portfolio to 8.2% was a consequence of the increase of problem loans in the Bank's portfolio combined with a simultaneous flattening of its growth. A reverse of this was seen in specific provision coverage of problem loans. This was due to the faster increase in the collateral eligible under Polish regulations for deduction from the loan balances when establishing provisioning levels than of the loan portfolio itself. Another reason was the fact that loans to Polish subsidiaries of multinational companies having parent guarantees for the loans taken made up roughly 40% of the Bank's total problem loans. The classification of these loans to the problem loan category was a reaction of the Bank solely to the deteriorating financial situation of the Polish borrowers – as required by the NBP regulations.

In March 2002 the Bank's Risk Management Division introduced even more stringent requirements for the classification of loans and provisioning requirements to the Bank's internal credit system. However, otherwise the basic framework for managing credit risk has remained unchanged since its introduction in March 2001. The cornerstone of this framework is the principle of conducting analysis on an ongoing basis of the Bank's exposure to the different sectors of the economy with the aim of identifying areas in which this exposure should grow or contract based on expectations concerning their growth and performance prospects. The result of using such a framework for monitoring credit risk, in a situation where recessionary tendencies were evident in a number of major economic sectors, especially heavy industry, was the decision to actively reduce the Bank's exposure to several sectors and large customers taken in the first half of 2002. Furthermore, the Bank strengthened the internal unit responsible for large bad debt workout, as a result of which it achieved good results in bad loan collections. This unit has also managed to secure additional collateral and to renegotiate loan repayment schedules, which further strengthened the Bank's position vis a vis its large customers currently experiencing financial difficulties.

1.1.3 Off-balance sheet exposures

Over the first six months of 2002 the total value of off-balance sheet exposures fell by 10.8% to the amount of PLN 9,352 million. This was a direct result of the general fall in demand for credit described earlier. The largest component of this item were undrawn credit lines (65.1%). Compared to the previous year the share of guarantees in this portfolio increased (to reach 32.4%).

Contingent liabilities

	As at:			Change from:	
PLN '000	**30/06/2002**	**31/12/2001**	**30/06/2001**	**31/12/2001**	**30/06/2001**
Guarantees	3 028 069	2 737 591	2 976 364	10.6%	1.7%
Letters of credit issued	206 998	184 874	221 386	12.0%	(6.5%)
Confirmed letters of credit	24 907	63 155	90 163	(60.6%)	(72.4%)
Undrawn credit lines	6 092 068	6 779 275	6 625 726	(10.1%)	(8.1%)
Deposit transactions	-	714 868	1 219 591	(100.0%)	(100.0%)
Total contingent liabilities	**9 352 042**	**10 479 763**	**11 133 230**	**(10.8%)**	**(16.0%)**
Provisions against contingent liabilities	**127 279**	**125 913**	**156 476**	**1.1%**	**(18.7%)**
Provision coverage	**1.36%**	**1.20%**	**1.41%**		

1.2 *External funding*

At June 30, 2002 the Bank's external funding totalled PLN 21,168 million and was lower than at the end of December 2001 by 5.3%. At the same time the share of external funds in total liabilities and equity dropped from 67.8% to 65.1%, mainly as a result of the increase in other amounts due on financial instruments, which was related to the increase in derivative transactions as described earlier. In spite of this decrease the Bank maintained its share in the deposit market at 5.7%.

External funding

	As at:			Change from:	
PLN '000	**30/06/2002**	**31/12/2001**	**30/06/2001**	**31/12/2001**	**30/06/2001**
Due to the central bank	**170 342**	**208 128**	**549 972**	**(18.2%)**	**(69.0%)**
Due to financial institutions	**4 140 617**	**4 862 810**	**5 214 059**	**(14.9%)**	**(20.6%)**
At call	2 134 793	2 029 014	1 262 596	5.2%	69.1%
Term	2 005 824	2 833 796	3 951 463	(29.2%)	(49.2%)
- Interbank deposits	660 979	734 543	1 497 251	(10.0%)	(55.9%)
- Interbank loans	783 540	1 658 303	2 066 521	(52.8%)	(62.1%)
- Term deposits of non-bank financial institutions	561 305	440 950	387 691	27.3%	44.8%
Due to customers	**15 854 958**	**16 409 182**	**14 521 730**	**(3.4%)**	**9.2%**
At call	6 722 311	6 645 739	5 031 941	1.2%	33.6%
Term deposits	9 132 647	9 763 443	9 489 789	(6.5%)	(3.8%)
Due to the public sector	**1 002 206**	**879 611**	**889 366**	**13.9%**	**12.7%**
At call	353 330	284 093	269 034	24.4%	31.3%
Term deposits	648 875	595 518	620 332	9.0%	4.6%
Securities issued and outstanding	**---**	**---**	**21 013**	**---**	**---**
CDs issued and outstanding	---	---	21 013	---	---
Total external funding	**21 168 123**	**22 359 731**	**21 196 139**	**(5.3%)**	**(0.1%)**

Excluding accrued interest.

In contrast to the very rapid growth of deposits from the non-financial sector experienced by the Bank in the second half of 2001, the first half of 2002 saw an actual decline of this volume by 3.4% due to the fall in deposits of corporate customers from outside the financial sector. The outflow of corporate deposits is, however, purely statistical in nature and is associated with the exceptionally high balance of these deposits at the end of the day on December 31, 2001. On the last day of 2001 the balance of

these deposits stood at PLN 9.4 million compared to PLN 7.9 million at the end of October 2001, only to drop again to a level of PLN 7.9 million at the end of January 2002. The seasonality demonstrated by corporate deposits, with the high growth in December 2001 and the subsequent fall in 1H2002 in the case of Bank Handlowy proved to be a sector-wide phenomenon. As a result the Bank has even managed to increase its share in the corporate deposit market from 13.6% do 14.4%. It has to be mentioned that the strong position of the Bank on the corporate deposit market is to a large extent a result of the Bank's strong position and its very competitive product offering in cash management and trade finance, which will be described in greater detail in point 4 below.

Deposits of non-bank customers

PLN '000	As at: 30/06/2002	31/12/2001	30/06/2001	Change from: 31/12/2001	30/06/2001
Due to:					
Individual customers	6 167 731	6 085 893	5 928 693	1.3%	4.0%
of which: Retail Banking Sector (Citibank)	*6 166 263*	*4 244 432*	*2 922 957*	*45.3%*	*111.0%*
Non-financial corporate customers	8 673 360	9 365 919	7 580 369	(7.4%)	14.4%
Non-profit organisations	983 424	947 710	915 923	3.8%	7.4%
Non-bank financial institutions	1 487 888	1 408 116	685 213	5.7%	117.1%
Public sector	1 002 206	879 611	889 366	13.9%	12.7%
Total	**18 314 609**	**18 687 249**	**15 999 564**	**(2,0%)**	**14,5%**

Excluding accrued interest

Balances on current accounts and deposits of individual customers increased by 1.3%. This has allowed the Bank to maintain its market share of 2.8%. The over 45% increase balances shown by the Retail Banking Division (Citibank) is primarily a result of the migration of the Bank's private banking customers from the *IBIS/AS* system to *Systematics,* as a result of which, as far as deposit products are concerned, all individual customers are now served through the Citibank sales network.

Deposits by customer category
As at 30 June 2002


Non-bank financial institutions
Public sector 5,5%
Non-profit institutions 5,4%
Non-financial corporate customers 47,3%

Over the last 12 months the Bank has experienced a steady increase of surplus funding, which is illustrated by the widening gap between amounts due to and due from financial institutions. The strong deposit base allows the Bank to elastically react to new opportunities on credit market and provides a funding potential which may be utilised when the expected economic recovery materialises.

Surplus liquidity

PLN billion
8
7
6
5
4
3
2
1
0
Due from financial institutions
Due to financial institutions
30/06/2001
31/12/2001
30/06/2002

1.3 Consumer banking

The Bank provides consumer banking services through a separate unit called the Retail Banking Sector, which operates under the Citibank brand name. It currently ranks tenth on the Polish market in terms of the number of serviced current accounts of individual customers. At the end of June 2002 its share in the consumer deposit and loan markets was 2.8% and 2.2% respectively, while its share in the sector's revenues from consumer banking is estimated at 4,2%. The difference between the market share in business volume and revenues is due to the very high profitability of the Bank's credit card products.

In the first half of 2002 the number of current accounts serviced by Citibank fell from 301.5 thousand to 285.0 thousand. To a large extent this was the effect of the review undertaken in February, which resulted in a number of unused accounts being closed. Apart from this in February the process initialised at the end of 2001 of transferring the Bank's private banking customers, previously serviced in the *IBIS/AS* system (used by the Bank's corporate banking network) to *Systematics* (used by Citibank) was completed. In total 41 thousand accounts were transferred. Some of the Bank's customers, who previously had accounts opened both in corporate banking arm of the Bank and in Citibank as a result of the transfer had one of the accounts closed. Those private banking customers served through the corporate network which met the criteria set for this product group were offered the *Citigold* account.

The Retail Banking Sector continued efforts aimed at optimising the use of the different distribution channels by its customers. The objective is to increase the use of remote, electronic channels, improve efficiency in the use of branches and strengthen the links with the Corporate and Investment Banking Sector with the aim to increase sales of products through its branch network (*cross-selling*). Thanks to the rapid increase in the number of customers using the electronic channel *Citibank Online* („*CBOL*") a very significant increase in the number of transaction initiated through this channel was achieved. At the end of June 2002 *CBOL* was used by 64.8 thousand customers as compared to 41.3 thousand in December 2001 and 17.4 thousand at the end of June 2001. In April 2002 for the first time ever the number of transactions initiated through *CBOL* was higher than that initiated through the Bank's call centre - *CitiPhone*. It is the ambition of Citibank to make *CBOL* the leading internet banking platform in Poland. An important step in this direction will be the establishment of a *CBOL* internet portal, which is planned to take place in the second half of the year.

Citibank distribution channels
June 2002


CitiPhone
31.7%
Branch
network
23.3%
Citibank
Online
37.8%
Interactive
Voice
Response
7.2%

As at the end of June 2002 the Retail Banking Sector (Citibank) had a network of 106 branches (11 *Citigold* branches and 95 standard branches) and 214 ATMs. The latest addition to the exclusive private banking *Citigold* network was the branch in Bydgoszcz, which was opened on May 16.

With the aim to counter the negative affects which lower interest rates and the newly introduced tax on interest earned on personal deposits had on retail deposit growth, the Bank broadened its product range to include long-term investment deposits linked to selected New York Stock Exchange indexes and the share prices of the largest multinational companies.

Faced with the slowdown of loan growth in the traditional loan market the Retail Banking Sector concentrated its efforts on expanding its activities on the credit card market, in which it anyway

enjoyed a dominant position. As at the end of June 2002 the number of credit cards issued by Citibank stood at 395.4 thousand as compared to 377.5 thousand at the end of 2001. Its market share measured by the debt on credit cards and the number of credit cards issued was 47.8% and 56.5% respectively. The fast increase of the number of credit cards issued was in a large part a result of the introduction of a *MasterCard* product to the Banks offering, and especially the success of *Citibank MasterCard FIFA 2002*. Between April 15 and June 30 2002 15.7 thousand such cards were issued.

1.4 Cash management

In parallel with offering traditional banking services – such as current accounts, domestic and foreign money transfers, term deposits, overdrafts etc. – the Bank continued its efforts to add new products to the more refined cash management product range, especially electronic an internet banking products, and intensified its efforts to acquire customers seeking such services. The fast changes taking place in this area were facilitated by the Bank's access to the state of the art technology used by Citigroup. At the end of June 2002 the Bank offered the following cash management product groups:

- receivables management
- electronic banking
- internet products
- liquidity management
- payments
- trade finance
- trade servicing

At the end of June 2002 the Bank's combined market share by revenues in this market segment was estimated at 8%.

In the area of electronic banking the Bank experienced a very fast increase in the use of *CitiDirect*, a key component of this product range. In total, at the end of June 2002 the Bank had installed 1,952 *CitiDirect* terminals, and the average monthly number of new installations in the first half of 2002 reached 180. The most important feature of *CitiDirect* is that with this product customers gain an on-line access to their accounts and can initiate a number of transactions using a computer linked to the Internet without having to leave their premises. It is planned that in time all corporate customers using earlier electronic banking products (such as *Goniec* and *MTMS32*), the number of which has increased over the last six months from 11.5 thousand to 13.4 thousand, will be moved to *CitiDirect*.

The first half of 2002 was a very busy time for the Card Product Management Department, responsible for the *Citibank Business* credit card product used for business-related payments by employees of the Bank's corporate customers. New products were introduced – the Visa Business Electron, which replaced the older ATM Citibusiness card, and the pre-paid Visa Electron card. The latter can be used only to make payments in Poland and serves as a loyalty card, for making money transfers and for promotions. In total, by the end of June 2002 the Department serviced over 3,000 corporate customers, which used 14 thousand Citibank Business cards (growth by 22% as compared to December 2001).

On May 28, 2002, in cooperation with Citibank Card Acceptance (CCA), Bank Handlowy added to its product offer the service of full payment settlement of transaction made using cards. This product is addressed to companies accepting credit cards as a form of payment.

Starting from June 2002 *CitiConnect* functionality was expanded to authorise payments made in the Wirtualna Polska Internet portal, which ultimately will give customers access to several dozens Internet shops. By the end of the month 88 companies (having 128 Internet shops) ie. nearly 2/3 more

than at the end of 2001 used *CitiConnect*. In addition the implementation of *CitiConnect* on the mobile platform, namely WAP and SMS, took place.

1.5 Trade finance

As a result of the merger with Citibank (Poland) ("CPSA") on March 1, 2001 the Bank gained a dominant position in the trade finance market. The already strong position of Bank Handlowy – dating back to the days when it enjoyed the monopoly for servicing Polish foreign trade transactions – was then strengthened further through the acquisition of corporate customers serviced earlier by CPSA. An especially valuable addition was the group of Polish subsidiaries of multinational companies, which were very active in the area of foreign trade. As a result the Bank's market share in trade finance increased from 22.3% in mid-2001 to 24.6% at the end of June 2002, which was accounted for by the rise of the Bank's share in import transactions from 19.8% to 24.2%, while its share in export transactions fell slightly - from 25.7% to 25.2%.

Apart from the large customer base and the long experience in providing financial services to Polish importers and exporters, the Bank's very strong competitive advantage is the extensive range of products offered, which includes a number of types of letters of credit, documentary collections, guarantees, bankers' acceptances, bill and receivables discounting. The steady growth of creditworthiness of Polish companies active in foreign trade coupled with the greater trust in the Polish economy as a whole, which to a large extent is linked to the progress of Poland's negotiations for full EU membership, results in a gradual shift by Poland's Western trading partners from the more complex types of trade finance instruments to much simpler (and cheaper) methods like money transfers and invoice discounting. However, letters of credit remain the main form of payment in trade with the Eastern Europe.

On April 18, 2002 the Bank signed an agreement with Korporacja Ubezpieczeń Kredytów Eksportowych S.A. („KUKE"; Poland's export credit insurance corporation) on the insurance of amounts due to factors from debtors domiciled in OECD countries. Both institutions agreed to jointly prepare an insured credit product, which will give Polish exporters dealing with counterparties from OECD countries access to sources of external funding of export transactions, in the form of factoring collateralised by a KUKE policy.

1.6 FX and money market activities

The high impact of treasury operations on the Bank's financial results may be illustrated by the share of FX income in total income on banking activity, which in the first half of 2002 reached 43.7%. Bank Handlowy is among the most active players in this area, acting as a market-maker for a range of standard FX and interest rate products. The strong market position of the Bank is a result of:

- the large and steadily growing number of the Bank's major customers for FX transactions (2,000 companies) and derivative products (300 companies),
- the large number and volume of operations on the Bank's own account,
- the wide, flexible and innovative product offering,
- its leading position in the area of trade finance,
- its dynamic and experienced team responsible for these transactions,
- Bank Handlowy's excellent reputation on the Polish FX market and the esteem shown both by domestic and foreign counterparties,

- the support and assistance of the Bank's strategic investor, Citigroup, in accessing international financial markets, implementing new products and managing market risk.

Based on estimates of the Treasury Department, the Bank's market share in transactions initiated by customers is 21% in the case of FX transactions, 25% in derivatives and 11% in debt securities trading. The Bank is the single largest dealer on the primary Treasury securities market. Its share on the interbank market was lower - 9% in the case of FX transactions and 8% in FRA and IRS. This is due to a large number of these transactions being settled in London through foreign banks.

It is worth noting that the high revenues derived by the Bank from the FX and money market transactions despite difficult market conditions. In the first half of 2002 the volatility of both interest rates on interbank deposits and prices of debt instruments fell significantly as compared to 2001, thus lowering the Bank's margins on these transactions.

1.7 Commercial paper origination

For several years now the Bank has been among the largest participants of the primary market for debt securities issued by corporations and financial institutions. The first half of 2002 was no exception in this respect, with the Bank leading this market for five months in terms of the value of debt issues.

At the end of June the Bank's market share as measured by the value of debt issues placed reached 20.0% as compared to 18.9% in December 2001. Over the first six months of 2002 the Bank placed commercial paper to a value of PLN 7,193 million (giving it a 19.2% market share). The Bank serviced 43 debt issues for 51 issuers with a combined amount of PLN 13,423 million.

In the first half of 2002 the Bank participated in the following new programmes:

- a 5-year bond and CD issue programme for FCE Bank Polska S.A. and FCE Credit Polska S.A. with a combined value not greater than PLN 1,000 million; the Bank acted as the lead arranger, issue and payment agent, dealer and depository for the issue; the issue is to be used for funding credit, leasing and factoring programmes of Ford Motor Company with the aim of boosting its car sales in Poland,

- a 3-year bond programme for Polkomtel S.A. to an amount of PLN 500 milion with the aim of providing working capital for the company and the expansion of its network and development of a new product range; the Bank acted as payment agent and depository for the issue,

- debt issue for Volkswagen Bank Polska S.A., Volkswagen Leasing Polska S.A., Volkswagen Motor Polska Sp.z o.o., Volkswagen Poznań Sp. z o.o. and Coordination Center Volkswagen N.V./S.A. to a total amount of PLN 1,000 million,

- bond programme for Ecco-Papier Sp.z o.o. to an amount of PLN 50 million.

1.8 Small enterprise banking

The Bank continues to pursue the strategy of strengthening its position in the market for services provided to small companies, defined as those having annual sales below PLN 4 million. In the first half of 2002 the Bank acquired 1,800 new such customers. The product offer addressed to this group of companies called *Inter Biznes*, built around the *Inter Konto* range of services, has been recently expanded through the addition of the VISA Electron charge card and a new credit programme, which makes it possible to offer unsecured overdrafts to new customers. At the same time the Bank was working on developing new distribution channels for the *Inter Business* product range, especially on

giving these customers access to the Citibank branch network and increasing the number of relationship managers dedicated to these customers.

1.9 Custody services

The Bank's Custody Department in providing custody services to its customers complies with international standards set in respect to these services and forms an integral part of the global custody network of Citibank N.A. known as *Global Securities Services.*

Bank Handlowy is one of the leading banks offering custody services in Poland. It offers its services both to foreign institutional investors and to domestic financial institutions, especially investment and pension funds.

The services provided by the Custody Department include operating securities and cash accounts, settling securities transactions, handling dividend and interest payments, portfolio valuation, individual reports, execution of customer proxies, and arranges customer representation at general meetings of shareholders of listed companies. It also maintains registers of foreign securities, which also involves intermediation in the settlement of transactions for domestic customers and safekeeping of securities abroad.

The Bank is also active in its efforts to assist in the further improvement of the broadly understood Polish securities law taking part, through its representatives, in the workings of the Depository Council organised under the *aegis* of the Polish Banking Associations (Związek Banków Polskich). The strong position of the Bank in this market allows it to present own drafts of amendments to the different regulations in question as well as to help establish practices bringing the Polish market even closer to international standards. Using their resources, experience and competencies employees of the Bank work closely with the Polish SEC (Komisja Papierów Wartościowych i Giełd), the National Depository of Securities (Krajowy Depozyt Papierów Wartościowych S.A.), the WSE and the insurance and pension fund regulator - Komisja Nadzoru Ubezpieczeń i Funduszy Emerytalnych – in introducing new systemic solutions.

In the first half of 2002 the Bank acted as depository for 5 open-ended pension funds:

- AIG OFE
- SAMPO OFE
- OFE Pocztylion
- Pekao OFE
- Zurich OFE

As well as for Pracowniczy Fundusz Emerytalny Telekomunikacji Polskiej S.A. – the employee pension fund of Poland's largest telecom operator.

In addition the Bank acts as depository for 23 investment funds managed by the following investment fund societies:

- SKARBIEC TFI SA
- BZ WBK AIB TFI SA
- SEB TFI SA

- INVESCO TFI SA
- PIONEER PEKAO TFI S.A.

1.10 Agency services

Under an agreement concluded with the Ministry of Finance, entrusting Bank Handlowy with servicing the foreign receivables and payables of the Polish State Treasury, in the first half of 2002 the Bank's Agency Services Department:

- handled over 400 agreements concerning loans, refinancing, debt reduction, compensatory settlements, debt-for-nature swaps and the State Treasury eurobond issues, and also operated 12 clearing, countertrade and special accounts,
- made payments on behalf of the Ministry of Finance in respect of liabilities of the State Treasury and credited the accounts of the Ministry of Finance with repayments made on the State Treasury's receivables; in the first half of 2002 the volume of transactions settled by the Bank through the Ministry of Finance accounts opened with the Regional Branch of the NBP reached PLN 13.9 billion,
- maintained in the State Debt subledger of the IBIS/AS system records of the State Treasury payables for the total amount of USD 27 billion and of receivables for the amount of ca. USD 1 billion,
- prepared statistical and management information on Poland's receivables and payables for the Ministry of Finance and the National Bank of Poland.

It is the decision of the Ministry of Finance not to prolong further the agreement with Bank Handlowy on the servicing of State's foreign receivables and payables. On May 27, 2002 another agreement was signed by the Ministry of Finance, Bank Handlowy w Warszawie SA and Bank Gospodarstwa Krajowego ("BGK") on the transfer of bank services relating to these transactions from Bank Handlowy to BGK.

The Agency Services Department commenced work relating to the transfer, as defined in the above mentioned agreement, of the agency function from Bank Handlowy to BGK in June 2002.

1.11 Cooperation with international financial institutions

Despite its recent integration with Citibank structures and the close business links developed with that institution Bank Handlowy continued to maintain its strong position in trade finance cooperating with over 700 banks worldwide. The geography of these ties closely mirrors the structure and directions of Polish foreign trade. To the end of better serving its customers Bank Handlowy is capitalising on its ling-time relationships with the leading banks in the different countries, concentrating on those partners which have a strong and stable financial situation.

As at the end of June 2002 the Bank operated 207 vostro accounts in Polish zloty and three foreign currencies for foreign banks from a total of 35 countries, thereby continuing its longstanding tradition in settling foreign trade and purchases of Polish Treasury securities by foreign financial institutions. It is estimated that the size of investments made by non-residents in Polish T-bonds nearly doubled over the first half of 2002 to reach USD 30.8 billion. The Bank holds an individual foreign exchange licence from the National Bank of Poland allowing it to settle the PLN claims and liabilities of non-residents and to extend short-term credit to non-residents, which facilitates the efficient settlement of all transactions. At the end of June 2002 the Bank also had 19 nostro accounts in 11 countries which

were used for making settlements on the international interbank markets and for settling customer transactions.

In the first half of the year Bank Handlowy continued its cooperation with two foreign banks in providing financing for medium-term capital projects from the assistance funds of the European Union. Two agreements have been signed separately before their merger by Bank Handlowy and Citibank (Poland) with the European Investment Bank and relate to the provision of funding for capital projects of small and medium enterprises in the areas of infrastructure, environmental protection, energy efficiency, and also investment in industry and services. Another agreement has been signed in 2001 with Kreditanstalt für Wiederaufbau concerning the opening of a EUR 25 million line of credit for the same type of projects. Funding provided on the basis of these agreements, which has better terms than the funding available solely from local sources, is very popular among costomers of the Bank.

On February 4, 2002 the Bank concluded an agreement with the European Investment Bank („EIB") a subscription agreement, in which it took the obligation to purchase on the primary market 10-year zero coupon bonds to a total face value of PLN 300 million, which were to be issued by EIB on February 14, 2002 at an issue price of 49.53%. The Bank placed a part of this issue on the Warsaw Stock Exchange. This was the third tranche of a facility arranged in late 2001 for a combined value of PLN 3 billion, for which the Bank acted as sole arranger and underwriter.

1.12 Bank Handlowy share performance


PLN
Bank Handlowy share price
80
75
70
65
60
55
50
45
2001
1st half of 2002


Bank Handlowy share price compared to WIG Index
End of 2000=100
125
115
105
95
85
75
65
55
Bank Handlowy
WIG Index
2001
1st half of 2002

Between January 1 and June 30, 2002 the share price of Bank Handlowy on the Warsaw Stock Exchange went up by 12.7% to reach PLN 72.1. In comparison the main index of the WSE – the WIG – gained only 1.9%. However, Bank Handlowy's share price growth was in line with the boom seen on all bank stocks traded on the WSE (the WIG – BANKI bank index rose 13.9% over the same period).

1.13 Changes in the Bank's product range and technology

1.13.1 Product range

In May the Bank, together with Citibank Card Acceptance (CCA), introduced a service of full settlement of transactions paid for with the use of cards. As part of this service the Bank provides customers with POS terminals, gives them access to a 24-hour technical Help Desk, a 24-hour authorisation service, allows customers to view transactions in the Internet and provides them with electronic statements on a daily basis. This service is a very important supplement to the Bank's product offer aimed at retailers and companies providing services to individuals.

In the first half of 2002 the product offer of the Retail Banking Sector (Citibank) was broadened very significantly through the addition of the following new products:

- a 3-year investment deposit denominated in PLN linked to the Dow Jones Global Titans stock index,
- a 2-year investment deposit denominated in USD linked to a basket of 15 major multinational companies (Siemens, Procter&Gamble, Cisco, Exxon Mobil, IBM, Walt Disney, General Electric, Philip Morris, Morgan Stanley, Bank of America, AOL Time Warner, Pfizer, Nokia, Ford, Toyota Motor),
- a 3-year investment deposit denominated in USD or EUR linked to the Dow Jones Industrial Average stock index,
- the special edition *Citibank MasterCard FIFA 2002* credit card issued to celebrate the Korea/Japan 2002 World Football Championship, making Citibank the first institution in Poland to issue a *MasterCard* credit card,
- distribution of units of the new *DWS Top 50 Europa* investment fund offered by DWS TFI (part of the Deutschebank Group) .

In January 2002 the range of business cards offered by the Bank's Corporate and Investment Banking Sectors was extended by the addition of the *Visa Business Electron* payment card. It is addressed to corporate customers, which may give them to employees for making business-related payments and for withdrawing cash.

In June Bank Handlowy, as the first bank in Poland, issued pre-paid cards (*VISA Electron)*, which may be used by customers as a loyalty card, for making money transfers and for promotion (in the last case it is not personalised, i.e. it does not have the name of the user embossed). After the original pre-paid limit is used, it may be again replenished by the user. In addition the Card Product Management Department implemented the so called *Standard Card Payment* service, which allows customers to make payments on regularly issued invoiced or make purchases which will be charged to a card issued within the Visa, Europay or MasterCard systems, and indicated by the customer in an authorisation issued by the owner of the card.

In June the Bank, together with the mobile operator Idea Centertel, launched two new services available to customers of Idea. They allow customers using the Idea mobile network to make parking payments in Warsaw by phone, and to replenish the pre-paid POP cards through SMS. Two month earlier similar services accessible through the Internet were introduced by the Bank.

The implementation of the *CitiConnect* system was another novelty in the Bank's offer. The system facilitates payments in Internet shops on a mobile platform; now two new channels were added: WAP and SMS.

1.13.2 IT systems

In 1H2002 the Bank continued to roll out the *Flexcube* IT system, which is the to be the only system used to service transactions of corporate customers, throughout the Bank. In April, May and June the new system was launched in the Bank's regions of Kraków, Bydgoszcz and Poznań respectively, which until now used the IBIS/AS system. In the second half of the year the regions of Katowice and Warszawa will be moved to the new platform. *Flexcube* is a modern, state of the art on-line IT system. The functionality of the Bank's new system will significantly enhance the ability of the Bank to automate the transaction processes, and thus its operating efficiency. *Flexcube* is currenly implemented worldwide by institutions belonging to Citigroup.

In April a new version of the main treasury front-office system, *Kondor+ 2.0*, was installed. The most important new features available now include the *Credit Net* module for tracking credit limits and multicurrency bookings of securities transactions.

The risk Management Division implemented the *CAPS* application, which supports management of credit exposure to corporate customers. The application combines features of a data warehouse for the Bank's loan portfolio (a range of data from credit agreements, classification of borrowers and especially collateral) with those of a system for calculating required provisioning levels. *CAPS* also allows the Bank to automatically generate reports based on NBP requirements.

2. Entities constituting the Group and fully consolidated

Dom Maklerski Banku Handlowego SA

Dom Maklerski Banku Handlowego S.A. ("DMBH") was established on April 1, 2001 as a result of the transfer of all assets of Centrum Operacji Kapitałowych Banku Handlowego (Capital Markets Centre, previously a unit within Bank Handlowy) to Citibrokerage S.A., which as of that day changed its name to that used currently. DMBH, owned solely by Bank Handlowy w Warszawie SA, conducts brokerage activities on the capital market. On June 30, 2002 the authorised capital and total assets of DMBH amounted to PLN 70,950 thousand and PLN 200,029 thousand respectively. The company reported net profit for the first half of 2002 of PLN 3,224 thousand as compared to PLN 1,319 thousand for the corresponding period of the previous year (growth of 144.4%).

Basic financial data of DMBH as at 30/06/2002

Name of undertaking (legal form)	Location	Bank Handlowy's share in authorised capital	Total Assets	Capital (excl. net profit for the current period)*	Net profit for the 1st half of 2002*
		%		PLN '000	
Dom Maklerski Banku Handlowego SA	Warsaw	100,00	200 029	80 755	3 224

* *Prior to consolidation adjustments.*

The business transacted by DMBH in the first six months of 2002 placed it second among all brokerage houses in terms of both share trading on the Warsaw Stock Exchange (trades totalling PLN 2,801.4 million, representing a market share of 10.74%) and bond trading (trades totalling PLN 165.9 million, representing a market share of 12.21%). The combined volume of share and bond trades settled by DMBH in 1H2002 of PLN 2,967.3 million gave it a 10.8% market share, again placing it second in terms of the combined value of transactions. At the same time DMBH was the eleventh largest broker in futures contracts accounting for 3.64% of turnover by volume (103,974 contracts).

In the first half of 2002 DMBH continued to be the leading market maker for shares listed on the Warsaw Stock Exchange. DMBH was the market maker for 51 stocks listed on the WSE, future

contracts on the WIG 20 index and index units, as well as for two stocks traded on the over-the-counter CeTO market.

DMBH was also a leading player on the Polish capital market in its role as sponsor for issues by 40 listed companies and 12 unlisted companies.

In the first half of 2002 12 public offerings were arranged in Poland, for a total value of PLN 900 million. Out of this amount investors actually purchased securities only to a combined amount of PLN 296 million. Most of the acquisitions were made by strategic investors, to which share issues were addressed, as well as by investors who purchased convertible bonds issued by Polish companies. Some of the offerings were postponed due to unfavourable market conditions, including the only one organised by DMBH.

At the same time DMBH successfully organised trading in shares of non-listed companies. Total trading arranged by DMBH reached PLN 623.8 million. A major development, which should drive volume growth in the coming months, was the commencement by DMBH of trading in employee shares of Polskie Linie Lotnicze LOT S.A. (the Polish national air carrier).

Between January and June 2002 the number of securities accounts maintained by DMBH increased by 9,526 to reach 22,909 on June 30, 2002.

3. Subsidiary undertakings constituting the Group and other subordinated undertakings excluded from consolidation but accounted for under the equity method

Handlowy Leasing S.A. and Citileasing Sp. z o.o.

Handlowy Leasing S.A. and Citileasing Sp. z o.o. subsidiary undertakings are strategic portfolio investments, established with an aim of expanding the Group's product range by leasing services. The merger of these two companies is planned to take place in the near future and the combined institution is to operate under the name of Handlowy-Leasing S.A.

The product offer of the companies comprises leasing of machinery and equipment (incl. complete assembly lines, construction, printing and agricultural machinery), car and truck pools, as well as office equipment.


Leased assets, 1st half of 2002


Transport equipment 33,2%
Machinery and equipment 61,9%
Other 3,2%
Cars 1,5%
Computers and other office equipment 0,2%

The value of assets leased by both these companies between January and June 2002 stood at PLN 194.4 million, 1.8% less than in the same period of the previous year. With the 19.6% growth of the whole lease finance market in Poland this means that the Group's market share dropped from 7.1% to 5.8%. On a combined basis as measured by the value of assets under lease Handlowy-Leasing and Citileasing ranked sixth. At the end of June the combined net value of assets under lease of the two companies stood at PLN 595.7 million (this translates to a total market share of 4.5%).

In June 2002 the Bank extended the agreement signed with the German bank Kreditanstalt für Wiederaufbau („KfW") on refinancing of loans for the development of small and medium enterprises to include refinancing of lease finance transactions concluded with such companies by Handlowy Leasing S.A. using funding provided from aid programmes of the European Union. The size of one-

time refinancing is limited to EUR 250 thousand. The funding provided by KfW should help the Bank's new leasing company grow its operation in the future.

Handlowy-Heller S.A.

The Capital Group of Bank Handlowy w Warszawie SA provides factoring services by the specialised company of Handlowy-Heller S.A., in which the Bank has a 50% interest (25% indirectly through Handlowy Inwestycje Sp. z o.o.). The remaining shares are held by the Dutch NMB Heller Holding N.V.

The financial results of the company in the first half of 2002 were largely determined by the recession seen in the corporate sector. Most of the customers of Handlowy-Heller experienced a slowdown of sales, which had a direct effect on the volume of receivables acquired by the company. Turnover on service provided to customers fell by 27% as compared to 1H2001, which translated into a 39% fall in revenues. The lower demand affected especially businesses of particular importance for our factoring activities, i.e. electronics, IT, clothing, toys and stationery. In addition the company had to write-off uncollectable factoring receivables in the amount of PLN 11.3 million, for which provisions have been previously established.

In total receivables acquired by Handlowy Heller in the first half of 2002 stood at PLN 375.6 million as compared to the PLN 511.8 million acquired in the first six months of 2001. The number of customers fell from 117 at the end of June 2001 to 104 at the end of June 2002. In spite of this a record number of new agreements (25) has been signed with new customers (23 a year earlier). The company's market share has remained unchanged at 12%.

Faced with a drop in business volumes and deterioration in the quality of its portfolio the company undertook remedial action to counter these tendencies. A regional representative office was opened in Poznań, a new product was introduced (factoring on a non-recourse basis) and enhanced credit risk management, *inter alia* through the introduction of internal limits for customers. The company began work on the establishment of a call centre and the introduction of a new product for companies with annual sales below PLN 5 million.

PKO/Handlowy Powszechne Towarzystwo Emerytalne S.A.

The Bank has a 50% interest in the pension fund company PKO/Handlowy Powszechne Towarzystwo Emerytalne S.A., which manages the Bankowy open-ended pension fund ("OFE Bankowy").

In the first half of the year OFE Bankowy experienced a net outflow of customers, with their number dropping from 389.1 thousand to 385.4 thousand (which in terms of the number of customers still gave it a market share of 3.6%). By the end of June 2002 assets under management rose to PLN 784.7 million (an increase by 26.7% as compared to the end of 2001), making OFE Bankowy the fifth largest pension fund with a market share of 3.1%. In April as a result of the fund not meeting the minimum 24-month rate of return published quarterly by KNUiFE, PKO/Handlowy PTE was forced to make a cash contribution to the fund in the amount of PLN 16.4 million. The contribution resulted in a 2.28% one time increase in the value of assets under management.

In March 2002 Bank Handlowy together with the other shareholder of the PKO/Handlowy pension fund company – PKO BP S.A. made the choice of the financial advisor that is to prepare an analysis of strategic options available to both the shareholders of the fund.

Special Purpose Investment Vehicles

The Group conducts equity investment activities through special purpose investment vehicles (SPVs). As a result of Management's intention to limit this activity it is expected that these companies will be

gradually restructured or liquidated. Currently the Bank owns four such SPVs. the main financial information for which is presented below:

Name of undertaking (legal form)	Location	Bank Handlowy's share in the stockholders' equity	Total Assets	Capital (excl. net profit for the current period)*	Net profit for the 1st half of 2002*
		%	PLN '000		
Handlowy Inwestycje Sp. z o.o.	Warszawa	100,00	68 489	29 165	(2 348)
Handlowy Inwestycje II Sp. z o.o.	Warszawa	100,00	18 860	17 295	1 242
Handlowy Investments S.A.	Luksemburg	100,00	174 761	(14 528)	2 796
Handlowy Investments II S.a.r.l.	Luksemburg	100,00	44 256	9 890	29

* Prior to consolidation adjustments.

Handlowy Inwestycje Sp. z o.o.

As at 30 June 2002 Handlowy Inwestycje Sp. z o.o. managed a portfolio that included shares in Handlowy Heller S.A., Handlowy Leasing S.A. and Lubelska Fabryka Maszyn Rolniczych S.A., totalling PLN 4,883 thousand. In addition, the company held a portfolio of debt securities including commercial paper issued by the Bank's associated undertaking Hortex Holding S.A. and the remaining bonds of Zakłady Odzieżowe Bytom S.A., totalling PLN 25,000 thousand. Majority of bonds issued by Z.O. Bytom S.A. and held by Handlowy Inwestycje Sp. z o.o. was sold during the first half of 2002.

Investments made by Handlowy Inwestycje Sp. z o.o. are financed by the Bank in a form of repayable contributions to capital, subordinated loans or from capital surplus of the entity. In the first half of 2002 Handlowy Inwestycje Sp. z o.o. recorded net loss of PLN 2,348 thousand. The balance sheet grew from PLN 59.2 million to PLN 68.5 million, mainly as a result of an adjustment of opening balance of the period, which corresponded to the change of regulations on the valuation of equity investments.

Handlowy Inwestycje II Sp. z o.o.

At the end of June 2002 Handlowy Inwestycje II Sp. z o.o. managed a portfolio consisting of shareholdings in TIM S.A., Inter Groclin Auto S.A., Z.O. Bytom S.A. and Rafamet S.A. Total value of the portfolio amounted to PLN 4,242 thousand as compared to PLN 7,128 thousand at the end of 2001. The decrease in value of the portfolio was related to sales of shares of the following listed companies: Fasing S.A., Karen S.A., EMA S.A., Browary Strzelec S.A. and Inter Groclin Auto S.A. Gains recognized on these transactions contributed to net profit for the period of PLN 1,242 thousand. The balance sheet of Handlowy Inwestycje II Sp. z o.o. grew from PLN 16.7 million at the end of 2001 to PLN 18.9 million at the end of June 2002, as a result of an adjustment of opening balance of the period, attributable to the change of regulations on the valuation of equity investments, and a retention of profits realised on sales of portfolio investments.

Likewise in Handlowy Inwestycje Sp. z o.o., investments made by Handlowy Inwestycje II Sp. z o.o. are financed by the Bank in a form of repayable contributions to capital and subordinated loans.

Handlowy Investments S.A.

As at June 30, 2002 Handlowy Investments S.A. managed a portfolio comprised of investments in the following entities: Eastbridge N.V., NIF Fund Holdings PCC Ltd., Polimex-Cekop S.A., Handlowy

Investments II S.a.r.l., Pol-Mot Holding S.A. and Hortex Holding S.A., valued at EUR 37,549 thousand (PLN 150,536 thousand). Since in the first half of 2002 Handlowy Investments S.A. refrained from any sale/purchase of equity investments or revaluation of already held securities, the euro-denominated value of its assets remained unchanged as compared to the end of 2001. On the other hand, the zloty depreciation vis-à-vis the euro resulted in a 13.8% increase of PLN-denominated value of the company's assets and, on account of unrealised FX gains, contributed to the net profit for the first half of 2002 amounting to PLN 2,796.

Handlowy Investments II S.a.r.l.

As at June 30, 2002 total value of the investment portfolio held by Handlowy Investments II S.a.r.l. amounted to EUR 5,498 thousand (PLN 20,044 thousand). The portfolio comprised of shareholding in Techmex S.A and 1 share in Handlowy Investments S.A. During the first half of 2002 the company refrained from equity transactions and revaluation of its financial assets.

KP Konsorcjum Sp. z o.o.

KP Konsorcjum Sp. z o.o. provides management services for two National Investments Funds ("NIFs"): VIII NFI Octava S.A. (since 1995) and XII NFI Piast S.A. (since 1999). These activities, conducted within the framework of the previously adopted strategy, include making and implementing investment decisions, restructuring the NIFs' portfolio companies and reinvesting or distributing cash obtained from sales of portfolio stockholdings.

Basic financial data of KP Konsorcjum Sp. z o.o. as at 30/06/2002

Name of undertaking (legal form)	Location	Bank Handlowy's share in stockholders' capital	Total Assets	Capital (excl. net profit for the current period)*	Net profit for the 1st half of 2002*
		%		PLN '000	
KP Konsorcjum Sp. z o.o.	Warszawa	49,99	17 233	10 278	3 217

* *Prior to consolidation adjustments.*

As at the end of June 2002 Bank Handlowy w Warszawie SA owned 49.99% of authorised capital and of voting rights at a General Meeting Stockholders of KP Konsorcjum Sp. z o.o. The total value of assets of both NIFs managed by the company amounted to PLN 336.9 million, of which PLN 155.6 million was related to their investment portfolios (i.e. stockholdings in the companies participating in the NIF programme). The net profit of KP Konsorcjum Sp. z o.o. for the first half of 2002 amounted to PLN 3,217 thousand, as against PLN 3,608 thousand for the corresponding period of the previous year (drop of 10.8%).

4. Selected other entities constituting the Group, excluded from consolidation and not accounted for under the equity method

Handlowy Zarządzanie Aktywami S.A.

In the first half of 2002 the Bank's asset management subsidiary company, Handlowy Zarządzanie Aktywami S.A. („HanZA") experienced further dynamic growth of its business for external customers. Assets entrusted to Handlowy Zarządzanie Aktywami SA for management increased from PLN 767 million at the end of December 2001 to PLN 972 million as at June 30, 2002, which represents a 26.7% growth and an increase in market share from 2.7% to 2.9%. Of this PLN 439 million was managed for the different CitiFunds, PLN 109 million was on Discretionary Managed Accounts of individual customers, PLN 411 million on Discretionary Managed Accounts of insurance

companies and other financial institutions and the remaining PLN 13 million on Discretionary Managed Accounts of other corporate customers. If advisory services offered by Handlowy Zarządzanie Aktywami are included, total assets under management and for which advisory services are offered rose over the first six months of 2000 from PLN 1.2 billion to 1.8 billion, i.e. by 46%. Especially fast growth was seen in assets entrusted by financial institutions (growth by 78%) and individual customers (growth by as much as 664%). In the case of individuals, the large number of new customers acquired and the resultant the high growth of asset volumes was the combined effect of the introduction by Handlowy Zarządzanie Aktywami of a new debt security portfolio – the optimisation portfolio – and of the closer and more effective cooperation with *CitiGold* branches in the distribution of investment products offered by HanZA.

Towarzystwo Funduszy Inwestycyjnych Banku Handlowego S.A.

The first half of the year 2002 was also very good for the Bank's investment fund society - Towarzystwo Funduszy Inwestycyjnych Banku Handlowego SA ("TFI BH"). Assets entrusted to TFI BH by customers continued to grow rapidly – primarily as a result of the inflow of funds from individual customers. Assets of the five investment funds managed by TFI BH rose from PLN 404 million at the end of December 2001 to PLN 439 million at the end of June 2002. This places TFI BH as the eleventh largest pension fund society and gives it a 3% market share. The fastest growth was experienced by the CitiObligacji FIO fund, the assets of which reached PLN 316 million at the end of June 2002, and which ranks among the few largest bond-based funds.

An important development in the area of asset management was the change of name of the Bank's investment funds from Kapitał Handlowy to CitiFunds, effected on March 26, 2002. This move was to underscore the links of TFI BH with Citigroup and unify the branding used for TFI BH products with names of products offered by Citibank. This move also improved brand awareness among potential customers of the Bank's funds.

On February 20, 2002 TFI BH signed an agreement with Polskie Koleje Państwowe S.A. (Polish railroads) on the establishment and management of the Fundusz Własności Pracowniczej Polskich Kolei Państwowych ("FWP PKP"; Employee Ownership Fund of Polish State Railroads). Signing of the agreement was the last stage of the tender process, in which eleven investment fund societies participated. The establishment of the FWP PKP fund is a unique undertaking on the Polish market. For the first time employees of a privatised institution may participate in the privatisation through an investment fund established especially for this purpose. FWP PKP is also unique because of its size. 15% of all proceeds from the sale of assets belonging to Polskie Koleje Państwowe, including real estate and shares in subsidiary companies, will be placed in the fund. It is estimated that ultimately assets of the fund may reach PLN 1.3 billion, making it the largest asset management project in Poland.

TFI BH also continued to be the clear leader on the Employee Pension Programme market. By the end of June 2002 23 Employee Pension Programmes in the form of an agreement with the CitiSenior SFIO open-ended investment fund (formerly Kapitał Handlowy Senior SOFI) have been registered with the Insurance and Pension Fund Supervision Commission (KNUiFE). As a result of the regular inflow of fees, assets of this fund rose in 1H2002 by over 47% and at the end of June 2002 amounted to PLN 44 million.

5. Banking institutions

In the first half of 2002 the Group continued to implement the strategy of decreasing its equity investments in other banks. This was reflected by:

- disposal on March 26, 2002 of all shares in the subordinated company Cuprum Bank S.A. to Dominet S.A., a subsidiary of Merrill Lynch Global Emerging Markets LP. Prior to the transaction the Bank had a 55.26% interest in the capital of Cuprum Bank S.A., which gave it the right to 50.20% votes at the General Meeting of Shareholders,

- disposal on April 26, 2002 of 87,741 shares in the subordinated company Bank Handlowy International S.A. in Luxemburg („BHI"). The transfer of rights to the shares took place on May 6, 2002. The shares subject to the transaction represented 73.12% of share capital and gave the holder the right to exercise 73.12% votes at the General Meeting of Shareholders of BHI.

As at June 30, 2002 the Bank owned shareholding in Bank Rozwoju Cukrownictwa S.A. (97.44% of authorised capital and 88.16% of voting rights at the GMS) and Mitteleuropäische Handelsbank AG (19.99% of both authorised capital and voting rights).

V. Major risk factors relating to the Group's environment and operations

Competition within the banking sector

Mounting competition is observable on the Polish banking market between banks active in particular segments of that market. Many international financial institutions have been investing in the Polish banking industry. In addition, corporates are making use of financing alternatives to bank loans, such as commercial paper, bonds, equity issues or lease finance. There is a strong likelihood that the increase in foreign investment in the banking sector, coupled with the consolidations taking place in that sector, will result in fiercer competition on the banking market.

The progressive integration of Poland with the European Union will strongly expose the Polish banking industry to competition from foreign institutions. particularly in such segments of the market as asset management and Corporate Finance. One of the significant events on the road towards full openness of the Polish financial markets to the competition from foreign institutions will be introduction of the newly amended Foreign Exchange Act, which is to come into force on October 1, 2002. The provisions of the new Act will result in a relaxation of the restrictions previously put on the ownership of foreign banking accounts and borrowing from foreign banks by Polish citizens and companies. The growing level of competition within the banking sector could have an adverse effect on the Group's operations.

Equity investment risk

The Bank takes a very conservative approach to equity investments. It monitors its equity investments portfolio on an on-going basis with the aim of avoiding situation where it acts both as shareholder and creditor. It also aims to dispose off investments which no longer have any business sense for the Bank, after it became a member of Citigroup. The Bank has recently experienced a significant fall of the value of its investments in companies operating in the construction sector, which is a result of the deep recession experienced by this sector, as well as the bearish capital market. The risk associated with equity investments is now higher than normal.

Legal risk

The Bank is a subsidiary undertaking of Citibank N.A., which belongs to the Citigroup group of companies. In order for the Bank's majority shareholder to be able to control the risk inherent in its operations properly, on a global scale, and also to maintain compliance with the American regulations which it is governed by, the Bank must ensure the compliance of its own regulations and activity with

the standards set by Citibank and with the relevant regulations applicable to Citibank and Citigroup. The Bank uses IT systems developed and used by other members of Citigroup. One issue in particular is that the technical support centre for retail banking is located in Singapore. Certain operational questions that arise in the context of relations with strategic investors and the outsourcing of data processing are not always addressed with sufficient clarity in Polish law. This gives rise to legal risk, which the Bank mitigates by conducting detailed legal analyses.

VI. Prospects for the Group's development

Equity investments of Bank Handlowy w Warszawie SA are divided into 2 categories:

- strategic investment portfolio
- active investment portfolio

In the near future the Group will continue its policy of restructuring equity investment portfolio that includes long-term financial and business objectives and the new circumstances ensuing from the Bank's merger with CPSA.

The guiding principle of this policy is to seek to achieve the target profile of equity investments while optimising the earnings stream from capital transactions and minimising the risk, including reputation risk carried by those transactions.

Strategic Investment Portfolio

The Group seeks to expand its product range and presence and also to competitive position on financial services market. The strategy is implemented through specialised strategic subsidiary undertakings of the Bank. Examples of these investments include the Dom Maklerski Banku Handlowego S.A. the Towarzystwo Funduszy Inwestycyjnych Banku Handlowego S.A. Handlowy Zarzadzanie Aktywami S.A.. Handlowy Leasing S.A., Citileasing Sp. z o.o., Handlowy Heller S.A.

Brokerage activity

Brokerage activity of the Group is performed by Dom Maklerski Banku Handlowego SA (DM BH). Major client of Dom Maklerski in terms of revenue generation are corporate customers. Following a decrease in the number of foreign institutional investors interested in Polish stock exchange DMBH will focus on increasing its share in servicing of domestic retail customers. Cost efficiency in this case will be achieved by close cooperation of DMBH with Consumer Banking sector and marketing "*Pakiet Inwestora*" (products enabling a funds transfer in real time between brokerage account and current account in Citibank) and also providing internet access to the account.

Assets management

Asset management services (AM) is conducted by two entities from the Group fully owned by the Bank: Handlowy Zarządzanie Aktywami (HanZA) and Towarzystwo Funduszy Inwestycyjnych Banku Handlowego (TFI BH). Increase of HanZA share capital is considered in order to acquire shareholding in TFI Kapitał Handlowy. AM products are intended for marketing via Citibank branch network and external sale network of Consumer Banking Sector. There are plans to undertake actions to widen a cooperation with insurance companies offering insurance with investment fund.

Leasing activity

Leasing activity of the Group is currently performed via two entities fully owned by the Bank: Handlowy Leasing SA. and Citileasing Sp. z o.o. It is planned to merge the entities in the near future in order to increase market share.

Factoring activity

Factoring services in the Group are provided both directly by Bank Handlowy w Warszawie SA and by the specialised company of Handlowy-Heller S.A. In the near future the Bank intends to maintain the strategy and rank in the top of factoring companies in Poland.

Active investment portfolio

The active investment portfolio comprises equity holdings offering a potentially high return on investment. Investments within active investment portfolio are undertaken directly by Bank Handlowy or indirectly by its specialised investment subsidiaries (where the Bank holds 100% stake), i.e. Handlowy Inwestycje Sp. z o.o. Handlowy Inwestycje II Sp. z o.o., Handlowy Investments S.A., Handlowy Investments S.a.r.l.

It is forecasted that the specialised investment subsidiaries may reduce their operations in the near future and some of them may be reorganised or liquidated. However, the Bank is not excluding their further utilisation for equity investment management, servicing other type of operations and developing new forms of the Bank's activity.

The Group does not plan any new investments to active investment portfolio in 2002.

Signatures of all Management Board Members

Date	Name	Position	Signature
24.10.2002	Cezary Stypułkowski	President	
24.10.2002	Shirish Apte	Vice President	
24.10.2002	Wiesław Kalinowski	Vice President	
24.10.2002	Philip King	Vice President	
24.10.2002	Witold Walkowiak	Vice President	